As filed with the Securities and Exchange Commission on September 19, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SECURE COMPUTING CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7371	52-1637226
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4810 Harwood Road

San Jose, CA 95124

(408) 979-6100

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Mary Budge

Senior Vice President, Secretary and General Counsel

Secure Computing Corporation

4810 Harwood Road

San Jose, CA 95124

(408) 979-6100

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Kyle Guse, Esq. Alan Jacobs, Esq. Heller Ehrman LLP 275 Middlefield Road Menlo Park, CA 94025 telephone (650) 324-7000 fax (650) 324-0638	Stephen T. Braun, Esq. John W. Titus, Esq. Boult, Cummings, Conners & Berry, PLC 1600 Division Street, Suite 700 Nashville, TN 37203 telephone (615) 244-2582 fax (615) 252-6380

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effectiveness of this Registration Statement and the effective time of the merger of CyberGuard Corporation with and into Bailey Acquisition Corp., a wholly-owned subsidiary of the Registrant as described in the Agreement and Plan of Merger, dated as of August 17, 2005, included as Annex A to the joint proxy statement/prospectus forming a part of this Registration Statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and are in compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered(1)	Amount to Be Registered(2)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(3)
Common Stock ($0.01 par value)	36,197,161	N/A	$218,513,195	$25,719

(1)	This registration statement relates to shares of the Registrant’s common stock, par value $0.01 per share, issuable to holders of CyberGuard Corporation common stock, par value $0.01 per share, pursuant to the proposed merger of CyberGuard Corporation with and into Bailey Acquisition Corp., a wholly-owned subsidiary of the Registrant.
(2)	Based upon the estimated maximum number of shares of common stock, par value $0.01 per share, of Registrant that will be issued pursuant to the merger.
(3)	Estimated solely for purposes of calculating the registration fee required by the Securities Act of 1933, as amended, and computed pursuant to Rules 457(f) and 457(c) under the Securities Act. The proposed maximum aggregate offering pricing equals: (i) the product of (A) $8.385, the average of the high and low per share sale prices of CyberGuard Corporation common stock, par value $0.01 per share, as reported on the NASDAQ National Market on September 13, 2005, multiplied by (B) 36,197,161, the estimated maximum number of shares of CyberGuard Corporation common stock to be acquired by Registrant pursuant to the merger, less (ii) $85,000,000, representing the estimated amount of cash to be paid by Registrant in exchange for the CyberGuard Corporation shares.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

                    , 2005

Dear Secure Computing Stockholder:

We will hold a special meeting of our stockholders at [                    ], on [                    ], 2005 at 10:00 a.m. local time.

At the meeting, you will be asked to consider and vote upon the following proposals:

1. To consider and vote on a proposal to approve the issuance of shares of Secure Computing common stock pursuant to the Agreement and Plan of Merger, dated as of August 17, 2005, by and among Secure Computing, Bailey Acquisition Corp. and CyberGuard Corporation, as such may be amended from time to time. Upon completion of the merger, holders of each share of CyberGuard common stock will be entitled to receive (i) 0.5 shares of Secure Computing common stock and (ii) $2.73 in cash. Based on the shares of CyberGuard outstanding on                     , 2005, Secure Computing is expected to issue approximately              shares of Secure Computing common stock and pay an aggregate of approximately $85 million in cash to CyberGuard stockholders pursuant to the merger, of which $70 million in cash is to be raised through the financing transaction described in Proposal No. 2.

2. To consider and vote on a proposal to approve the issuance of shares of Secure Computing Series A preferred stock and a warrant to purchase shares of Secure Computing common stock pursuant to the Securities Purchase Agreement between Warburg Pincus Private Equity IX, L.P. and Secure Computing, as such may be amended from time to time. Under the Securities Purchase Agreement, Secure Computing will issue and sell to Warburg Pincus (i) 700,000 shares of Secure Computing Series A preferred stock and (ii) a warrant to purchase 1,000,000 shares of Secure Computing common stock. The proceeds of $70 million from the sale of the Secure Computing Series A preferred stock under the Securities Purchase Agreement will be used to finance most of the cash portion of the merger consideration.

3. To approve the Secure Computing amended and restated 2002 Stock Option Plan to increase the number of plan shares by 1,500,000, expand the types of awards permitted by the plan, identify Internal Revenue Code Section 162(m) performance objectives that may be applied to awards, provide that the maximum number of shares that an employee may be granted under the plan during a single year is 750,000, and make other changes to the plan as set forth in Proposal No. 3.

4. To adjourn the special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve any of the foregoing proposals.

You should note that completion of the merger described in Proposal No. 1 requires the approval of Proposal No. 2 relating to the issuance of the shares of Secure Computing Series A preferred stock and a warrant to purchase shares of Secure Computing common stock pursuant to the Securities Purchase Agreement, and that the completion of the sale of the shares of Secure Computing Series A preferred stock and a warrant to purchase shares of Secure Computing common stock requires the completion of the merger. Accordingly, a vote against Proposal No. 1 is effectively a vote against Proposal No. 2, and a vote against Proposal No. 2 is effectively a vote against Proposal No. 1.

Secure Computing’s board of directors has unanimously approved the proposals referred to above and concluded that they are in the best interests of Secure Computing and its stockholders. Your board of directors unanimously recommends that you vote for the proposals referred to above.

In the material accompanying this letter, you will find a notice of special meeting of stockholders, a joint proxy statement/prospectus relating to the actions to be taken by Secure Computing stockholders at the Secure Computing special meeting (as well as the actions to be taken by CyberGuard stockholders at their special meeting) and a proxy. The joint proxy statement/prospectus more fully describes the proposed merger and the proposals described above, and includes information about Secure Computing and CyberGuard.

We encourage you to read carefully this joint proxy statement/prospectus, including the section entitled “Risk Factors” beginning on page 16, before voting your shares.

It is important that you use this opportunity to take part in the affairs of Secure Computing by voting on the business to come before this meeting. Whether or not you expect to attend the meeting, please submit a proxy either by phone, by Internet or by signing and returning the enclosed proxy card as promptly as possible in the prepaid envelope enclosed for that purpose so that your shares may be represented at the meeting. Your vote is very important. Returning the proxy does not deprive you of your right to attend the meeting and to vote your shares in person.

Sincerely,

John E. McNulty

Chairman, President and Chief Executive Officer

IMPORTANT

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the stock to be issued pursuant to the merger or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated                     , 2005 and is first being mailed to the stockholders of Secure Computing and the stockholders of CyberGuard on or about                     , 2005.

                    , 2005

Dear CyberGuard Stockholder:

We will hold a special meeting of our stockholders at [                    ], on [                    ], 2005 at 10:00 a.m. local time.

At the meeting, you will be asked to consider and vote upon the following proposals:

1. To adopt the Agreement and Plan of Merger, dated as of August 17, 2005, by and among Secure Computing Corporation, Bailey Acquisition Corp. and CyberGuard Corporation, as such agreement may be amended from time to time, and approve the merger contemplated thereby. Upon completion of the merger, holders of each share of CyberGuard common stock will be entitled to receive (i) 0.5 shares of Secure Computing common stock and (ii) $2.73 in cash. Based on the shares of CyberGuard outstanding on                     , 2005, Secure Computing is expected to issue approximately              shares of Secure Computing common stock and pay an aggregate of approximately $85 million in cash to CyberGuard stockholders in the merger.

2. To adjourn the special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the foregoing proposal.

The foregoing proposals are described in detail in the attached notice of special meeting of stockholders and joint proxy statement/prospectus.

CyberGuard’s board of directors has unanimously approved and adopted the merger agreement and determined that the merger agreement and the transactions contemplated thereby (including the merger) are fair to and in the best interests of CyberGuard and its stockholders. Your board of directors unanimously recommends that you vote for the proposal to adopt the merger agreement and approve the merger and the adjournment proposal.

In the material accompanying this letter, you will find a notice of special meeting of stockholders, a joint proxy statement/prospectus relating to the actions to be taken by CyberGuard stockholders at the CyberGuard special meeting (as well as the actions to be taken by Secure Computing stockholders at their special meeting) and a proxy. The joint proxy statement/prospectus more fully describes the merger agreement and the proposed merger and includes information about CyberGuard and Secure Computing.

We encourage you to read carefully this joint proxy statement/prospectus, including the section entitled “Risk Factors” beginning on page 16, before voting your shares.

It is important that you use this opportunity to take part in the affairs of CyberGuard by voting on the business to come before this meeting. Whether or not you expect to attend the meeting, please submit a proxy either by phone, by Internet or by signing and returning the enclosed proxy card as promptly as possible in the prepaid envelope enclosed for that purpose so that your shares may be represented at the meeting. Your vote is very important. Returning the proxy does not deprive you of your right to attend the meeting and to vote your shares in person.

Sincerely,

Patrick J. Clawson Chairman and Chief Executive Officer

IMPORTANT

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the stock to be issued pursuant to the merger or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated                     , 2005 and is first being mailed to the stockholders of Secure Computing and the stockholders of CyberGuard on or about                     , 2005.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Notice is hereby given that a special meeting of stockholders of Secure Computing Corporation, a Delaware corporation, will be held at [                    ], at 10 a.m. local time, on [Day],             , 2005, for the following purposes:

1. To approve the issuance of shares of Secure Computing common stock pursuant to the Agreement and Plan of Merger, dated as of August 17, 2005, by and among Secure Computing, Bailey Acquisition Corp. and CyberGuard Corporation, as such may be amended from time to time;

2. To approve the issuance of shares of Secure Computing Series A preferred stock and a warrant to purchase shares of Secure Computing common stock pursuant to the Securities Purchase Agreement between Warburg Pincus Private Equity IX, L.P. and Secure Computing, as such may be amended from time to time;

3. To approve the Secure Computing amended and restated 2002 Stock Option Plan to increase the number of plan shares by 1,500,000, expand the types of awards permitted by the plan, identify Internal Revenue Code Section 162(m) performance objectives that may be applied to awards, provide that the maximum number of shares that an employee may be granted under the plan during a single year is 750,000, and make other changes to the plan as set forth in Proposal No. 3;

4. To adjourn the special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve any of the foregoing proposals; and

5. To transact such other business as may properly come before the special meeting or any adjournments or postponements thereof.

You should note that completion of the merger described in Proposal No. 1 requires the approval of Proposal No. 2 relating to the issuance of the shares of Secure Computing Series A preferred stock and a warrant to purchase shares of Secure Computing common stock pursuant to the Securities Purchase Agreement, and that the completion of the sale of the shares of Secure Computing Series A preferred stock and a warrant to purchase shares of Secure Computing common stock requires the completion of the merger. Accordingly, a vote against Proposal No. 1 is effectively a vote against Proposal No. 2, and a vote against Proposal No. 2 is effectively a vote against Proposal No. 1.

Holders of record of shares of Secure Computing common stock at the close of business on [            , 2005], the record date, are entitled to receive this notice and to vote their shares at the special meeting or any adjournment or postponement of that meeting. As of the record date, there were [            ] shares of Secure Computing common stock outstanding. Each share of Secure Computing common stock is entitled to one vote on each matter properly brought before the special meeting.

Secure Computing’s board of directors has unanimously approved the proposals referred to above and concluded that they are in the best interests of Secure Computing and its stockholders. Your board of directors unanimously recommends that you vote for the proposals referred to above. The terms of the proposed merger with CyberGuard and the related merger agreement, as well as the proposals described above, are more fully described in the joint proxy statement/prospectus attached to this notice.

All stockholders are cordially invited to attend the special meeting in person. However, to ensure your representation at the special meeting, you are urged to submit a proxy either by phone, by Internet or by signing and returning the enclosed proxy card as promptly as possible in the prepaid envelope enclosed for that purpose. See the instructions on the proxy card for your proxy submission options. Any stockholder attending the special meeting may vote in person even if he or she has returned a proxy.

By Order of the Board of Directors,

John E. McNulty,

President and Chief Executive Officer

[                    ], 2005

San Jose, California

IMPORTANT: WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE SUBMIT A PROXY BY PHONE, BY INTERNET OR BY SIGNING, DATING AND RETURNING THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE IN THE ENCLOSED PREPAID ENVELOPE.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Notice is hereby given that a special meeting of stockholders of CyberGuard Corporation, a Florida corporation, will be held at [                    ], at 10 a.m. local time, on [Day],                     , 2005, for the following purposes:

1. To adopt the Agreement and Plan of Merger, dated as of August 17, 2005, by and among Secure Computing Corporation, Bailey Acquisition Corp. and CyberGuard Corporation, as such may be amended from time to time, and approve the merger contemplated thereby;

2. To adjourn the special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the foregoing proposal; and

3. To transact such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

Holders of record of shares of CyberGuard common stock at the close of business on [                    , 2005], the record date, are entitled to receive this notice and to vote their shares at the special meeting or any adjournment or postponement of that meeting. As of the record date, there were [            ] shares of CyberGuard common stock outstanding. Each share of CyberGuard common stock is entitled to one vote on each matter properly brought before the special meeting. The affirmative vote of holders of a majority of the outstanding shares of CyberGuard common stock is required for the adoption of the merger agreement and approval of the merger.

A list of the stockholders entitled to vote at CyberGuard’s special meeting will be available at the meeting and for ten days prior to the meeting, during regular business hours, at CyberGuard’s corporate offices located at 350 SW 12th Avenue, Deerfield Beach, Florida 33442. You should contact the CyberGuard corporate secretary if you wish to review this list of stockholders.

CyberGuard’s board of directors has unanimously approved and adopted the merger agreement and determined that the merger agreement and the transactions contemplated thereby including the merger are fair to and in the best interests of CyberGuard and its stockholders. Your board of directors unanimously recommends that you vote for the proposal to adopt the merger agreement and approve the merger and the adjournment proposal.

All stockholders are cordially invited to attend the special meeting in person. However, to ensure your representation at the special meeting, you are urged to submit a proxy either by phone, by Internet or by signing and returning the enclosed proxy card as promptly as possible in the prepaid envelope enclosed for that purpose. See the instructions on the proxy card for your proxy submission options. Any stockholder attending the special meeting may vote in person even if he or she has returned a proxy.

By Order of the Board of Directors,

Patrick J. Clawson, Chairman and Chief Executive Officer

[                    ], 2005

Deerfield Beach, Florida

IMPORTANT: WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE SUBMIT A PROXY BY PHONE, BY INTERNET OR BY SIGNING, DATING AND RETURNING THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE IN THE ENCLOSED PREPAID ENVELOPE.

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Secure Computing from documents filed with the Securities and Exchange Commission, which we refer to as the SEC, that are not included in or delivered with this joint proxy statement/prospectus.

Secure Computing will provide you with copies of this information, without charge, upon written or oral request to:

SECURE COMPUTING CORPORATION

4810 Harwood Road

San Jose, California 95124

Attention: Investor Relations

Telephone: (408) 979-6100

Any request for such information from either company must be made not later than                     , 2005 (which is at least five business days before the date of the special meetings). Upon timely request, we will mail such information to you by first class mail by the next business day.

See “Where You Can Find More Information” beginning on page 145.

You should rely only on the information contained in, or incorporated by reference into, this joint proxy statement/prospectus in deciding how to vote on the respective Secure Computing and CyberGuard proposals. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated                     , 2005. You should not assume that the information contained in, or incorporated by reference into, this joint proxy statement/prospectus is accurate as of any date other than that date.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of any proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding Secure Computing and Bailey Acquisition Corp. has been provided by Secure Computing and information contained in this joint proxy statement/prospectus regarding CyberGuard has been provided by CyberGuard.

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ANNEXES

Annex A	Agreement and Plan of Merger
Annex B	Securities Purchase Agreement
Annex C	Opinion of Citigroup Global Markets Inc.
Annex D	Opinion of Raymond James & Associates, Inc.
Annex E	Form of 2002 Stock Incentive Plan

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QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	Why are the companies proposing the merger?

A:	We believe that a combination of Secure Computing and CyberGuard will create a leading IT security technology company that will capitalize on the complementary strengths of each company and produce greater stockholder value than would be expected absent the proposed merger. Furthermore, after reviewing numerous strategic alternatives for enhancing stockholder value, the boards of directors of both Secure Computing and CyberGuard believe that the benefits of the combined organization include:

•	Greater scale with larger geographic coverage;

•	Expanded and enhanced product portfolio;

•	Cost synergies through headcount reductions, office consolidations and reductions in administrative expenses; and

•	More capacity to innovate with larger planning and development teams.

Q:	What will a stockholder be entitled to receive when the merger occurs?

A:	CyberGuard stockholders will be entitled to receive 0.5 shares of Secure Computing common stock and $2.73 in cash for each outstanding share of CyberGuard common stock that they own at the time of the merger. After the merger, Secure Computing stockholders will continue to hold the shares of Secure Computing common stock that they currently own. However, those shares will represent a smaller proportion of the outstanding shares of the combined company. As a result of the merger, based on the number of shares of CyberGuard common stock outstanding as of the record date, Secure Computing will issue a total of shares of common stock and total cash of $85,000,000. In addition, Secure Computing will assume options to purchase CyberGuard common stock which we estimate will be exercisable for approximately 3.2 million shares of Secure Computing common stock.

Assuming the merger and the Warburg Pincus financing had been completed on August 17, 2005, CyberGuard stockholders would have owned approximately 26.7% of the outstanding shares of Secure Computing common stock immediately after the merger and Warburg Pincus financing, Secure Computing stockholders would have owned 62.7%, and Warburg Pincus would have owned the remaining 10.6%, on an as-converted basis. The Series A preferred stock and the warrant to be issued to Warburg Pincus are included in the foregoing calculations but options are excluded.

Q:	What if the Secure Computing stockholders approve the issuance of securities pursuant to the merger (Proposal No. 1) but not the issuance of the securities in the Warburg Pincus financing (Proposal No. 2)?

A:	Completion of the merger is conditioned upon the Secure Computing stockholders approving the issuance of the securities in the Warburg Pincus financing. Secure Computing as a stand-alone company does not have sufficient cash to pay the cash portion of the merger consideration without the proceeds from the Warburg Pincus financing. Additionally, the terms of the Warburg Pincus financing prohibit Secure Computing from pursuing an alternative financing. The merger, therefore, may not be completed unless the stockholders approve the issuance of the securities pursuant to the Warburg Pincus financing and unless the other terms and conditions to completing the Warburg Pincus financing are satisfied.

Q:	What if the Secure Computing stockholders approve the issuance of the securities in the Warburg Pincus financing (Proposal No. 2) but not the issuance of securities pursuant to the merger (Proposal No. 1)?

A:	Completion of the Warburg Pincus financing is conditioned upon the Secure Computing stockholders approving the issuance of shares of Secure Computing common stock pursuant to the merger. The Secure Computing stockholders must approve the issuance of shares of Secure Computing common stock pursuant to the merger and the other terms and conditions to completing the merger must be satisfied in order for the Warburg Pincus financing to be completed.

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Q:	Will CyberGuard stockholders pay tax as a result of the merger?

A:	The merger is intended to qualify as a tax-free reorganization, which means that CyberGuard stockholders should not pay U.S. Federal income tax upon the receipt of shares of Secure Computing common stock pursuant to the merger. CyberGuard stockholders will, however, recognize taxable gain to the extent of the lesser of (i) the amount of cash received pursuant to the merger or (ii) the excess of the sum of the cash plus the fair market value of the Secure Computing common stock received over the adjusted basis in their CyberGuard common stock surrendered in the merger. See “The Proposed Merger—Material U.S. Federal Income Tax Consequences of the Merger” on page 58.

Q:	What do I need to do now?

A:	After you carefully read this document, including the annexes, please submit a proxy as soon as possible so that your shares will be represented at your company’s special meeting. Please follow the instructions set forth on the proxy card or on the instruction card provided by the record holder if your shares are held in the name of your broker, a bank or other nominee.

Q:	Why is my vote important?

A:	The merger agreement and Florida law require that at least a majority of CyberGuard’s outstanding shares of common stock adopt the merger agreement and approve the merger. Although holders of % of CyberGuard’s outstanding shares of common stock based on the number of shares outstanding as of the record date have entered into voting agreements committing them to vote their shares in favor of the merger agreement and the merger, your vote is important. If you are a CyberGuard stockholder and you do not submit a proxy or vote in person at the CyberGuard special meeting, it will have the same effect as a vote against adoption of the merger agreement and approval of the merger. If you submit a proxy and affirmatively elect to abstain from voting, your proxy will be counted as present for purposes of determining the presence of a quorum but will have the same effect as a vote against the adoption of the merger agreement and approval of the merger. CyberGuard stockholder adoption of the merger agreement and approval of the merger is a condition to closing under the merger agreement. See “The Special Meeting of CyberGuard Stockholders—Vote Required For Approval” on page 32.

The issuance of shares of Secure Computing common stock pursuant to the merger and the issuance of shares of Secure Computing Series A preferred stock and a warrant to purchase shares of Secure Computing common stock pursuant to the Warburg Pincus financing require the affirmative vote of a majority of shares entitled to vote represented at Secure Computing’s special meeting at the time of the vote. Holders of approximately     % of Secure Computing’s common stock, measured as of the record date, have entered into voting agreements committing them to vote their shares in favor of the issuance of shares of Secure Computing common stock pursuant to the merger and the issuance of shares of Secure Computing Series A preferred stock and a warrant to purchase shares of Secure Computing common stock pursuant to the Warburg Pincus financing. If you are a Secure Computing stockholder and you do not submit a proxy or vote in person at the Secure Computing special meeting, it will not have any effect on the share issuance pursuant to the merger and the Warburg Pincus financing or the amendments to the 2002 Stock Option Plan, although it may affect the presence of a quorum at the meeting. If you submit a proxy and affirmatively elect to abstain from voting, your proxy will be counted as present for purposes of determining the presence of a quorum but will have the same effect as a vote against these proposals. See “The Special Meeting of Secure Computing Stockholders—What Will Be Voted Upon” on page 28.

Q:	How do I submit a proxy for my shares?

A:

Most stockholders have three options for submitting their proxy: (1) by telephone, (2) via the Internet or (3) by mail, using the paper proxy card. Secure Computing and CyberGuard stockholders may submit a proxy

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by telephone or electronically through the Internet by following the instructions included with their proxy card. Signing and returning the proxy card or submitting the proxy by telephone or via the Internet does not affect your right to vote in person at the special meeting.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Yes, but only if you instruct your broker as to how you want your shares voted. If you do not provide your broker with instructions on how to vote your “street name” shares, your broker cannot vote on the proposals relating to the merger.

Q:	What if I fail to instruct my broker?

A:	If you fail to instruct your broker to vote your shares and the broker submits an unvoted proxy, the resulting broker “non-vote” will be counted toward the quorum at the respective meetings, and, with the exception of the vote by CyberGuard stockholders to adopt the merger agreement and approve the merger, it will have no effect on the proposals to be voted on at the meetings.

Q:	Can I change my vote after I have mailed my proxy card or submitted a proxy by telephone or the Internet?

A:	Yes. Stockholders who hold shares in their own name can change their vote at any time before their proxy is voted at their company’s special meeting.

Secure Computing Stockholders may change their vote by:

•	Timely delivery by mail, telephone or the Internet of a valid, subsequently dated proxy;

•	Delivery to Secure Computing’s secretary before or at the special meeting of written notice revoking your proxy; and

•	Submitting a vote by ballot at the special meeting.

CyberGuard Stockholders may change their vote by:

•	Timely delivery by mail, telephone or the Internet of a valid, subsequently-dated proxy;

•	Delivery to CyberGuard’s secretary before or at the special meeting of written notice revoking your proxy; and

•	Submitting a vote by ballot at the special meeting.

If you have instructed a broker to vote your shares, you must follow your broker’s directions in order to change those instructions.

Q:	When and where are the meetings?

A:	Secure Computing’s special meeting will take place on , , 2005, at [ ], at 10:00 a.m., local time.

CyberGuard’s special meeting will take place on                     ,                     , 2005, at [            ], at 10:00 a.m., local time.

Q:	Should I send in my stock certificates now?

A:	No. After the merger is completed, Secure Computing will send CyberGuard stockholders written instructions for exchanging their stock certificates. Secure Computing stockholders will keep their existing stock certificates.

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Q:	When do you expect the merger and the Warburg Pincus financing to be completed?

A:	We hope to complete the merger and the Warburg Pincus financing as soon as possible after the special meetings occur and all closing conditions under the merger agreement and the Securities Purchase Agreement are satisfied.

Q:	Who do I call if I have questions about the meetings or the proposals?

A:	If you have any questions about the proposals, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy, you should contact:

SECURE COMPUTING STOCKHOLDERS:	CYBERGUARD STOCKHOLDERS:

4810 Harwood Road San Jose, California 95124 (408) 979-6100 Attention: Investor Relations	350 SW 12th Avenue Deerfield Beach, Florida 33442 (954) 375-3500 Attention: Investor Relations

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SUMMARY

This summary highlights information from this joint proxy statement/prospectus that we believe is the most important information to be considered by the Secure Computing stockholders and the CyberGuard stockholders in determining how to vote on the proposals described in this joint proxy statement/prospectus. This summary may not contain all of the information that is important to you, and we encourage you to read this joint proxy statement/prospectus in its entirety. The information contained in this summary is qualified in its entirety by, and should be read in conjunction with, the detailed information and financial statements, including the notes thereto, appearing elsewhere in this joint proxy statement/prospectus and the documents incorporated into this joint proxy statement/prospectus by reference. See “Where You Can Find More Information” on page 145. We have included references to other portions of this joint proxy statement/prospectus to direct you to a more complete description of the topics presented in this summary.

The Companies

Secure Computing Corporation

4810 Harwood Road

San Jose, California 95124

(408) 979-6100

www.securecomputing.com

Secure Computing has been protecting the most important networks in the world for over 20 years. With broad expertise in security technology, Secure Computing develops network security products that help customers create a trusted environment both inside and outside of their organizations. Global customers and partners include the majority of the Dow Jones Global 50 Titans and some of the most prominent organizations in banking, financial services, healthcare, telecommunications, manufacturing, public utilities, and federal and local governments. Secure Computing, a Delaware corporation, is headquartered in San Jose, California, and has sales offices worldwide. Secure Computing’s common stock is traded on the NASDAQ National Market under the symbol “SCUR.”

Bailey Acquisition Corp.

4810 Harwood Road

San Jose, California 95124

Bailey Acquisition Corp. is a Delaware corporation and a wholly-owned subsidiary of Secure Computing. Bailey Acquisition Corp. was organized solely for the purpose of entering into the merger agreement with CyberGuard and completing the merger. It has not conducted any business operations and has no assets.

CyberGuard Corporation

350 SW 12th Avenue

Deerfield Beach, Florida 33442

(954) 375-3500

www.cyberguard.com

CyberGuard delivers a suite of integrated information security solutions to provide Global 2000 enterprises and government organizations with the confidence that their critical information assets are protected. Based on the company’s Total Stream Protection framework and managed via its Global Command Center, CyberGuard’s products go beyond network-level security to provide protection against the most dangerous application-layer vulnerabilities and prevent potential damage, securing the entire data stream. With a growing and satisfied number of brand-name customers, CyberGuard has deployed more than 250,000 products across the globe. Headquartered near Boca Raton, Fl., the company has offices and training centers around the world. CyberGuard’s common stock is traded on the NASDAQ National Market under the symbol “CGFW.”

The Proposed Merger (see page 35)

Under the terms of the proposed merger, CyberGuard will merge with and into Bailey Acquisition Corp., a wholly-owned subsidiary of Secure Computing formed for the purpose of the merger. As a result, Bailey Acquisition Corp. will survive the merger and will remain a wholly-owned subsidiary of Secure Computing upon completion of the merger. After completion of the merger, Bailey Acquisition Corp. will change its name to CyberGuard Corporation.

The merger agreement is included as Annex A to this joint proxy statement/prospectus. We encourage you to carefully read the merger agreement in its entirety, as it is the legal document that governs the merger.

What CyberGuard Stockholders Will Be Entitled to Receive in Connection with the Merger

CyberGuard stockholders will be entitled to receive 0.5 shares of Secure Computing common stock and $2.73 in cash for each outstanding share of CyberGuard common stock that they own at the time of the merger. The exchange ratio is fixed and will not be adjusted for changes in the market value of the common stock of CyberGuard or Secure Computing. Secure Computing will not issue fractional shares in the merger. Therefore, the total number of shares of Secure Computing common stock that each CyberGuard stockholder will be entitled to receive in connection with the merger will be rounded down to the nearest whole number, and each CyberGuard stockholder will be entitled to receive a cash payment for the remaining fraction of a share of Secure Computing common stock that he or she would otherwise receive, if any, in an amount equal to $6.20. See “The Merger Agreement—Consideration to be Received in Connection With the Merger; Treatment of Stock Options” on page 64.

Recommendations to Stockholders

To Secure Computing Stockholders:

Secure Computing’s board of directors believes that the issuance of the shares of Secure Computing common stock pursuant to the merger is in the best interests of Secure Computing and its stockholders and unanimously recommends that Secure Computing stockholders vote “FOR” the proposal to issue shares of Secure Computing common stock pursuant to the merger. (See “The Proposed Merger—Secure Computing’s Reasons for the Merger” on page 38)

Secure Computing’s board of directors believes that the issuance of the shares of Secure Computing Series A preferred stock and the warrant to purchase shares of Secure Computing common stock pursuant to the Warburg Pincus financing is in the best interests of Secure Computing and its stockholders and unanimously recommends that Secure Computing stockholders vote “FOR” the proposal to issue shares of Secure Computing Series A preferred stock and a warrant to purchase shares of Secure Computing common stock pursuant to the Warburg Pincus financing. (See “The Proposed Merger—Secure Computing’s Reasons for the Merger” on page 38)

Secure Computing’s board of directors also unanimously recommends that Secure Computing’s stockholders vote “FOR” the proposal to approve the Secure Computing amended and restated 2002 Stock Option Plan to increase the number of plan shares by 1,500,000, expand the types of awards permitted by the plan, identify Internal Revenue Code Section 162(m) performance objectives that may be applied to awards, provide that the maximum number of shares that an employee may be granted under the plan during a single year is 750,000, and make other changes to the plan as set forth in Proposal No. 3. (See “Amendment to Secure Computing 2002 Stock Option Plan” on page 83.)

Secure Computing’s board of directors also unanimously recommends that Secure Computing’s stockholders vote “FOR” the adjournment proposal.

To CyberGuard Stockholders:

CyberGuard’s board of directors believes that the merger is fair to and in the best interests of CyberGuard stockholders and recommends that CyberGuard stockholders vote “FOR” the proposal to adopt the merger agreement and approve the merger. See “The Proposed Merger—CyberGuard’s Reasons for the Merger” on page 48.

CyberGuard’s board of directors also unanimously recommends that CyberGuard’s stockholders vote “FOR” the adjournment proposal.

Reasons for the Merger (see pages 38 and 48)

The boards of directors of Secure Computing and CyberGuard believe that the merger will accelerate both companies’ strategic plans and create a leading IT security technology company. The boards of directors of both companies believe that the benefits of the combined organization include:

•	Greater scale with larger geographic coverage;

•	Expanded and enhanced product portfolio;

•	Cost synergies through headcount reductions, office consolidations and reductions in administrative expenses; and

•	More capacity to innovate with larger planning and development teams;

The boards of directors of both companies also recognize that there are risks associated with the merger including:

•	The challenges of combining the assets and workforces of the two companies;

•	The limitations imposed by the merger agreement on the parties’ conduct of business prior to completion of the merger;

•	The uncertainty created by the fixed exchange ratio as to the value of the shares of Secure Computing common stock that CyberGuard stockholders will receive pursuant to the merger;

•	The satisfaction of specified closing conditions that could delay or prevent completion of the merger;

•	Completion of the Warburg Pincus financing to fund $70 million of the cash portion of the merger consideration; and

•	The termination fee and related provisions of the merger agreement which could deter a third party from proposing an alternative transaction to the merger.

See “Risk Factors” beginning on page 16 for a more complete discussion of the risks associated with the merger.

Opinion of Secure Computing’s Financial Advisor (see page 40)

In connection with the proposed merger, Secure Computing’s financial advisor, Citigroup Global Markets Inc., or Citigroup, delivered a written opinion to the Secure Computing board of directors dated August 17, 2005, that, as of that date, based on the assumptions made, matters considered and the limitations on the review undertaken described in the written opinion and other factors that Citigroup deemed relevant, the exchange ratio of 0.5 shares of Secure Computing common stock and $2.73 in cash for each outstanding share of CyberGuard common stock was fair, from a financial point of view, to Secure Computing. Citigroup’s opinion does not address any other aspect of the merger. See Annex C for a copy of the full opinion. We encourage you to read this opinion and the section of this joint proxy statement/prospectus entitled “Opinion of Secure Computing’s Financial Advisor—Citigroup Global Markets Inc.” carefully in their entirety for a description of the assumptions made, matters considered and limitations on the review undertaken. Citigroup’s opinion was directed to Secure Computing’s board of directors and does not constitute a recommendation to any stockholder on how to vote at the Secure Computing special meeting.

Opinion of CyberGuard’s Financial Advisor (see page 51)

On August 17, 2005, Raymond James & Associates, Inc. rendered its oral opinion to the CyberGuard board of directors, and subsequently confirmed in writing as of August 17, 2005, that, as of the date of its opinion and based upon and subject to the various qualifications set forth in its opinion, the consideration to be received by CyberGuard’s stockholders, in exchange for each share of the outstanding common stock of CyberGuard, of 0.5 of shares of Secure Computing common stock, and $2.73 in cash, was fair from a financial point of view, to the holders of CyberGuard common stock.

The full text of the Raymond James opinion, which sets forth, among other things, assumptions made, matters considered and limitations on the scope of the review undertaken by Raymond James in rendering its opinion, is attached as Annex D to this joint proxy statement/prospectus. CyberGuard stockholders are urged to, and should, read the Raymond James opinion carefully and in its entirety. The Raymond James opinion addresses only the fairness to the stockholders of CyberGuard, from a financial point of view, of the consideration to be received by the stockholders of CyberGuard in the merger, and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the merger.

Financing Transaction (see page 76)

The purpose of the Warburg Pincus financing is to provide funds to pay $70 million of the cash portion of the merger consideration. Secure Computing does not have sufficient cash to pay the cash consideration without the proceeds of the Warburg Pincus financing or alternative financing.

Under the terms of the Securities Purchase Agreement between Secure Computing and Warburg Pincus, Secure Computing agreed to issue (i) an aggregate of 700,000 shares of Secure Computing Series A preferred stock, par value $0.01 per share, which is initially convertible into approximately 5.2 million shares of common stock, and (ii) a warrant to purchase an aggregate of 1,000,000 shares of Secure Computing common stock, par value $0.01, with an exercise price of $14.74 per share, for proceeds of $70 million. Based on the number of shares outstanding as of the record date, upon completion of the merger and the Warburg Pincus financing, Warburg Pincus is expected to beneficially own 100% of the outstanding shares of Secure Computing Series A preferred stock, or     % of Secure Computing’s common stock on an as-converted basis.

The Warburg Pincus financing is expected to close concurrently with the merger, and is conditioned, among other things, upon the approval by Secure Computing stockholders of the issuance of shares of Secure Computing common stock pursuant to the merger and the completion of the merger.

Management and Board of Directors Following the Merger

Upon completion of the merger, the following individuals will serve as officers of Secure Computing in the capacities set forth below:

Name	Position(s) with Secure Computing prior to and following the merger
John E. McNulty	Chairman, President and Chief Executive Officer

Timothy Steinkopf	Senior Vice President, Chief Financial Officer

Vince Schiavo	Senior Vice President, Worldwide Sales

Michael Gallagher	Senior Vice President, Product Development

Mary Budge	Senior Vice President, Secretary and General Counsel

Secure Computing and CyberGuard have agreed that the board of directors of the combined company will consist of eight directors. Initially, the board will be comprised of Secure Computing’s current directors, one director selected by CyberGuard and one director selected by Warburg Pincus. The current board composition and the proposed board composition after the merger is set forth below.

	Class I	Class II	Class III	Series A Board Seat
Current Secure Computing directors	Robert J. Frankenberg John E. McNulty James Jordan	Steven M. Puricelli	Eric P. Rundquist Alexander Zakupowsky, Jr.	N/A

Proposed Secure Computing directors following the merger	Robert J. Frankenberg John E. McNulty James Jordan	Steven M. Puricelli Richard L. Scott	Eric P. Rundquist Alexander Zakupowsky, Jr.	Cary Davis

See “Interests of Executive Officers and Directors of Secure Computing” on page 61, “Interests of Executive Officers and Directors of CyberGuard” on page 61, and “The Merger Agreement—Covenants” on page 65.

Stockholder Votes Required

For Secure Computing Stockholders (see page 29):

Approval of the proposal to issue shares of Secure Computing common stock pursuant to the merger requires the affirmative vote of a majority of shares entitled to vote represented at Secure Computing’s special meeting at the time of the vote. Approval of the proposal to issue shares of Secure Computing Series A preferred stock and a warrant to purchase shares of Secure Computing common stock pursuant to the Warburg Pincus financing requires the affirmative vote of a majority of shares entitled to vote represented at Secure Computing’s special meeting at the time of the vote. Approval of the proposal to amend the Secure Computing 2002 Stock Option Plan requires the affirmative vote of a majority of shares entitled to vote represented at Secure Computing’s special meeting at the time of the vote. Approval of the adjournment proposal requires the affirmative vote of a majority of shares entitled to vote represented at Secure Computing’s special meeting at the time of the vote.

On the record date, directors and executive officers of Secure Computing and their affiliates beneficially owned or had the right to vote approximately [        ] million shares of Secure Computing common stock, representing approximately [    ]% of the shares of Secure Computing common stock outstanding on the record date. All of these individuals have entered into voting agreements pursuant to which they have agreed to vote all of their shares of Secure Computing common stock in favor of the issuance of shares of Secure Computing common stock pursuant to the merger and the issuance of shares of Secure Computing common stock pursuant to the Warburg Pincus financing.

For CyberGuard Stockholders (see page 32):

The merger agreement and Florida law require that the holders of at least a majority of CyberGuard’s outstanding shares of common stock vote to adopt the merger agreement and approve the merger. Adoption of the merger agreement and approval of the merger is a condition to completion of the merger. The approval of the adjournment proposal requires the number of votes cast in favor of the matter to exceed the number of votes cast against the matter.

On the record date, directors and executive officers of CyberGuard and their affiliates beneficially owned or had the right to vote approximately [        ] million shares of CyberGuard common stock, representing

approximately [    %] of the shares of CyberGuard common stock outstanding on the record date. All of these individuals and their affiliates have entered into voting agreements pursuant to which they have agreed to vote all of their shares of CyberGuard common stock in favor of the merger agreement and the merger.

Voting Agreements

As a result of voting agreements entered into with all executive officers and directors, as of the record date, approximately [    ]% of Secure Computing’s outstanding shares of common stock have committed to vote in favor of the issuance of securities pursuant to the merger and the Warburg Pincus financing. Pursuant to similar voting agreements, all executive officers and directors of CyberGuard have committed to vote, as of the record date, approximately [    ]% of CyberGuard’s outstanding shares of common stock in favor of the merger agreement and the merger. See “The Merger Agreement—Other Agreements” on page 74.

Treatment of CyberGuard Stock Options

Each outstanding CyberGuard stock option will be assumed by Secure Computing upon completion of the merger and, after such date, will be exercisable for shares of Secure Computing common stock, except that: (a) each such option thereafter shall be exercisable for a number of shares of Secure Computing common stock (rounded down to the nearest whole share) equal to 0.723 of the number of shares of CyberGuard common stock subject to such option, (b) the exercise price per share of Secure Computing common stock thereafter shall equal 1.383 (rounded up to the nearest whole cent) times the exercise price per share of CyberGuard common stock subject to such option in effect immediately prior to completion of the merger, and (c) the vesting of all CyberGuard options shall accelerate and those options will become fully exercisable upon completion of the merger. See “The Merger Agreement—Consideration to be Received in Connection With the Merger; Treatment of Stock Options” on page 64.

Fully-Diluted Ownership of Common Stock of the Combined Company After the Merger

Immediately after completion of the merger, Secure Computing stockholders will own approximately     % of the combined company, CyberGuard stockholders will own approximately     % of the combined company and Warburg Pincus will own approximately     % of the combined company each on a fully-diluted basis, such ownership percentages being based on the number of shares of Secure Computing and CyberGuard common stock, stock options, warrants and other convertible securities outstanding as of the record date and the market prices of Secure Computing and CyberGuard common stock as of the record date. As used in the calculation of Secure Computing stockholder, CyberGuard stockholder and Warburg Pincus ownership, “fully-diluted” means that number of shares of common stock (i) outstanding as of the record date, (ii) issuable as of the record date upon conversion or exercise, as applicable, of outstanding convertible securities and stock options and (iii) issuable to Warburg Pincus upon the conversion of the Series A preferred stock and the exercise of the warrant to purchase common stock of Secure Computing, each as to be issued to Warburg Pincus in the Warburg Pincus financing.

Conditions to Completion of the Merger (see page 71)

Completion of the merger depends upon the satisfaction or waiver in writing of a number of specified conditions, including the following:

•	the registration statement of which this joint proxy statement/prospectus is a part must be effective and not subject to any stop order suspending its effectiveness or proceedings seeking a stop order;

•	the CyberGuard stockholders shall have adopted the merger agreement and approved the merger, and the Secure Computing stockholders shall have approved the issuance of shares of Secure Computing common stock pursuant to the merger and the issuance of shares of Secure Computing Series A preferred stock and a warrant to purchase shares of Secure Computing common stock pursuant to the Warburg Pincus financing;

•	no governmental entity shall have enacted or issued any law, regulation or order that has the effect of making the merger illegal or otherwise prohibiting the closing of the merger;

•	each of Secure Computing and CyberGuard must receive an opinion from its tax counsel to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code;

•	the absence of any statute, rule, regulation, writ, order or injunction prohibiting completion of the merger;

•	the representations and warranties of the parties contained in the merger agreement are true and correct in all respects as of the closing date of the merger except for changes specifically permitted by the terms of the agreement or where the failure of those representations and warranties to be true and correct does not have a material adverse effect;

•	the parties have performed and complied in all material respects with all agreements and obligations required by the merger agreement to be performed or complied with on or prior to the closing date of the merger; and

•	the Secure Computing common stock to be received by CyberGuard stockholders pursuant to the merger shall have been authorized for listing on the NASDAQ National Market.

Material U.S. Federal Income Tax Consequences of the Merger (see page 58)

Assuming the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code, for U.S. federal income tax purposes, which Secure Computing and CyberGuard anticipate, based on the tax opinions of counsel expected to be received as described below, holders of CyberGuard common stock whose shares of CyberGuard common stock are exchanged pursuant to the merger for shares of common stock of Secure Computing will not recognize gain or loss, except (i) gain will be recognized in an amount not to exceed the amount of cash received for such shares of CyberGuard common stock (other than cash received in lieu of a fractional share of Secure Computing common stock) and (ii) gain or loss may be recognized to the extent of cash received in lieu of a fractional share of Secure Computing common stock. See “The Proposed Merger—Material U.S. Federal Income Tax Consequences of the Merger” on page 58.

Listing of Common Stock of the Combined Company (see page 65)

The shares of Secure Computing common stock to be issued pursuant to the merger will be listed on the NASDAQ National Market under the ticker symbol “SCUR.” Following the merger, shares of CyberGuard common stock will no longer be traded on the NASDAQ National Market.

No Appraisal Rights (see page 60)

Secure Computing is incorporated under the laws of the State of Delaware and CyberGuard is incorporated under the laws of the State of Florida. Under Delaware law, Secure Computing stockholders will not have appraisal rights in connection with the merger and the other transactions contemplated by the merger agreement. Under Florida law, CyberGuard stockholders will not have appraisal rights or dissenter’s rights pursuant to the merger if the merger agreement and the transactions contemplated by the merger agreement are approved.

Interests of Certain Persons in the Merger (see page 61)

When Secure Computing and CyberGuard stockholders consider their respective board of directors’ recommendations that they vote in favor of the proposals relating to the merger, they should be aware that certain executive officers of Secure Computing and CyberGuard and the members of Secure Computing’s and CyberGuard’s boards of directors have interests in the merger that may be different from, or in addition to, the interests of stockholders generally. In particular, all executive officers have interests in the combined company as employees in terms of job responsibilities, working environment and compensation that are in addition to and may be different from their interests as stockholders. All continuing directors will have the responsibility for being directors of a new and larger company after the merger. The vesting of all outstanding CyberGuard stock options will accelerate so that these options will be fully exercisable upon completion of the merger. The vesting of certain outstanding Secure Computing stock options held by the executive officers of Secure Computing will accelerate so that these options will be fully exercisable upon completion of the merger with the exception of options granted to John McNulty, who has waived his right to these benefits. Additionally, Secure Computing has agreed for a period of six years to maintain directors’ and officers’ liability insurance for the current CyberGuard directors and officers to insure them against claims relating to actions or omissions occurring before the merger. Secure Computing’s and CyberGuard’s boards of directors were aware of and considered these potentially conflicting interests when they approved the proposals relating to the merger.

Restrictions on Alternative Transactions

The merger agreement contains restrictions on the ability of each of Secure Computing and CyberGuard to solicit or engage in discussions or negotiations with a third party with respect to a proposal to acquire a significant interest in the applicable company. Notwithstanding these restrictions, the merger agreement provides that under specified circumstances, if either party receives a proposal from a third party that would be reasonably likely to result in an acquisition proposal, as defined in the merger agreement, it may furnish nonpublic information to that third party and engage in negotiations or discussions regarding a superior offer with that third party. See “The Merger Agreement—Covenants—No-Shop” on page 67.

Under certain circumstances, if the merger agreement is terminated by a party in connection with the existence of a superior offer, a termination fee of $9 million, plus expenses of up to $1 million will be payable. See “The Merger Agreement—Termination Fee” on page 73.

The terms of the Warburg Pincus financing prohibit Secure Computing from seeking or engaging in negotiations with respect to any financing transaction which could provide an alternative to the Warburg Pincus financing pursuant to the merger.

Accounting Treatment of the Merger (see page 58)

Secure Computing will account for the merger under the purchase method of accounting for business combinations under accounting principles generally accepted in the United States, which means that the assets and liabilities of CyberGuard will be recorded, as of completion of the merger, at their fair values and added to those of Secure Computing. Any difference between the fair value of the Secure Computing shares being issued pursuant to the merger and the net value of CyberGuard’s assets and liabilities will be recorded as goodwill, or another identifiable intangible asset, by Secure Computing.

Termination of Merger Agreement (see page 72)

The merger agreement may be terminated at any time prior to the effective time, whether before or after the stockholder approvals have been obtained by either Secure Computing or CyberGuard, or both, under the following circumstances:

•	by mutual written consent of Secure Computing and CyberGuard;

•	by either Secure Computing or CyberGuard for any of the following reasons:

•	if the merger is not completed by December 31, 2005 (or February 28, 2006 if the merger has not been completed because of regulatory delays);

•	if a statute, rule, regulation or executive order would prohibit completion of the merger or a governmental authority issues a final and nonappealable order permanently enjoining the merger;

•	if CyberGuard’s stockholders do not approve the merger agreement at the special meeting;

•	if Secure Computing’s stockholders do not approve the issuance of securities of Secure Computing pursuant to the merger and the Warburg Pincus financing at the special meeting; and

•	if the other party materially breaches any of its representations, warranties, covenants or agreements in the merger agreement.

•	by Secure Computing if (i) CyberGuard materially breaches certain no-shop covenants or (ii) at any time prior to approval of the merger agreement and the merger by CyberGuard stockholders if a CyberGuard “Triggering Event” occurs;

•	by Secure Computing in connection with entering into an agreement providing for a superior offer in compliance with the merger agreement;

•	by Secure Computing upon a breach by Richard L. Scott of the voting agreement to which he is a party;

•	by CyberGuard if (i) Secure Computing materially breaches certain no-shop covenants or (ii) at any time prior to approval of the issuance of Secure Computing common stock by Secure Computing stockholders if a Secure Computing “Triggering Event” occurs; and

•	by CyberGuard in connection with entering into an agreement providing for a superior offer in compliance with the merger agreement.

See “The Merger Agreement—Termination of Merger Agreement” on page 72.

Termination Fee (see page 73)

Under certain circumstances, either party is entitled to terminate the merger agreement. Upon such termination, a party may become obligated to pay a termination fee of $9 million, plus up to $1 million in expense reimbursement.

SECURE COMPUTING SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents selected historical consolidated financial data for Secure Computing for each of the years in the five-year period ended December 31, 2005, and for the six-month periods ended June 30, 2005 and 2004. This data was derived from Secure Computing’s audited and unaudited consolidated financial statements and reflects the operations and financial position of Secure Computing at the dates and for the periods indicated. The consolidated financial statements for the six-month periods ended June 30, 2005 and 2004 are unaudited and are not necessarily indicative of results for any other interim period or for any calendar year.

	YEAR ENDED DECEMBER 31					SIX MONTHS ENDED JUNE 30
	2004*	2003*	2002**	2001	2000	2005	2004
	(Table in thousands, except per share amounts)
STATEMENTS OF OPERATIONS DATA
Revenue	$93,378	$76,213	$61,960	$48,353	$34,649	$51,692	$43,334
Gross profit	81,043	68,592	57,253	42,573	25,793	44,759	38,171
Net income (loss) from continuing operations	12,835	9,290	(5,166)	(7,237)	(16,968)	9,008	4,723
Net loss from discontinued operations/disposal of AT Division	—	(1,034)	(1,310)	(1,733)	(2,203)	—	—
Net income (loss)	12,835	8,256	(6,476)	(8,970)	(19,171)	9,008	4,723
Basic income (loss) per share:
Continuing operations	0.36	0.29	(0.18)	(0.26)	(0.67)	0.25	0.13
Discontinued operations	—	(0.03)	(0.04)	(0.06)	(0.09)	—	—

Basic income (loss) per share	$0.36	$0.26	$(0.22)	$(0.32)	$(0.76)	$0.25	$0.13

Diluted income (loss) per share:
Continuing operations	0.34	0.28	(0.18)	(0.26)	(0.67)	0.24	0.13
Discontinued operations	—	(0.03)	(0.04)	(0.06)	(0.09)	—	—

Diluted income (loss) per share	$0.34	$0.25	$(0.22)	$(0.32)	$(0.76)	$0.24	$0.13

BALANCE SHEET DATA
Working capital	$51,391	$28,989	$8,817	$20,790	$22,010	$63,222	$41,580
Total assets	$130,914	$108,475	$60,943	$44,833	$44,971	$144,273	$117,303
Stockholders’ equity	$91,826	$72,014	$29,663	$28,696	$30,626	$103,931	$82,975

*	2004 and 2003 balance sheet data includes $25.5 million and $26.5 million, respectively, of goodwill related to the acquisition of N2H2, Inc. completed in late 2003 and $13.8 million and $14.0 million, respectively, of goodwill related to the acquisition of the GauntletTM firewall and VPN business completed in early 2002.
**	2002 balance sheet data includes $15.2 million of goodwill related to the acquisition of the GauntletTM firewall and VPN business completed in early 2002 and a litigation settlement accrual of $7.3 million.

CYBERGUARD SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents selected historical consolidated financial data for CyberGuard for each of the years in the five-year period ended June 30, 2005, and for the six-month periods ended June 30, 2005 and 2004. This data was derived from CyberGuard’s audited and unaudited consolidated financial statements and reflects the operations and financial position of CyberGuard at the dates and for the periods indicated. The consolidated financial statements for the six-month periods ended June 30, 2005 and 2004 are unaudited and are not necessarily indicative of results for any other interim period or for any calendar year.

	YEAR ENDED JUNE 30					SIX MONTHS ENDED JUNE 30
	2005	2004	2003	2002	2001	2005	2004
	(Table in thousands, except per share amounts)
STATEMENTS OF OPERATIONS DATA
Revenue	$66,098	$47,812	$32,980	$22,340	$24,406	$33,914	$27,556
Gross profit	45,038	32,150	24,409	15,177	16,429	23,227	17,643
Operating income (loss)	721	(454)	(379)	(841)	(2,940)	265	(2,871)
Net loss before cumulative effect of change in accounting principle	761	1,770	4,071	(608)	(3,966)	9	(1,734)
Net income (loss)	761	1,770	4,071	(608)	(4,397)	9	(1,734)
Diluted income (loss) per share	$0.02	$0.06	$0.16	$(0.03)	$(0.33)	$—	$—

BALANCE SHEET DATA
Current assets	$39,758	$26,958	$27,908	$12,605	$11,024	$39,758	$26,958
Total assets	115,405	96,727	35,159	14,130	13,099	115,405	96,727
Long term obligations	12,065	10,278	—	—	—	12,065	10,278
Stockholders’ equity	73,284	66,042	14,671	6,956	6,474	73,284	66,042

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL DATA

The following summary unaudited pro forma condensed combined financial information gives effect to the merger as if it had occurred on January 1, 2004 for statement of operations purposes and on June 30, 2005 for balance sheet purposes. This information is provided for illustrative purposes only and is not necessarily indicative of what the results of operations or financial position of Secure Computing would have been if the acquisition of CyberGuard had actually occurred on the dates assumed. In addition, this information is not necessarily indicative of what Secure Computing’s future consolidated operating results or consolidated financial position will be. The unaudited pro forma combined and unaudited pro forma equivalent per share data combine the results of operations of Secure Computing for the fiscal year ended December 31, 2004 and the results of operations of CyberGuard for the twelve months ended December 31, 2004, the results of operations of Secure Computing for the six-month period ended June 30, 2005 and the results of operations of CyberGuard for the six-month period ended June 30, 2005, and Secure Computing’s financial position at June 30, 2005 with CyberGuard’s financial position at June 30, 2005.

The information set forth below should be read in conjunction with the historical consolidated financial statements and notes thereto of Secure Computing incorporated by reference into this joint proxy statement/ prospectus, the historical consolidated financial statements and notes thereto of CyberGuard included elsewhere in this joint proxy statement/prospectus and the unaudited pro forma condensed combined financial data included elsewhere in this joint proxy statement/prospectus.

	Year Ended December 31, 2004	Six Months Ended June 30, 2005
	(in thousands, except per share data)	(in thousands, except per share data)
Unaudited Pro Forma Condensed Combined Statement of Operations Data:
Total revenues	$153,118	$85,606
Net Income	$11,020	$9,017
Basic income per share	$0.16	$0.15
Diluted income per share	$0.20	$0.15

As of June 30, 2005
(in thousands)
Pro Forma Condensed Combined Balance Sheet Data:
Cash, cash equivalents and investments	$63,537
Total assets	$497,847
Current liabilities	$74,401
Total stockholders’ equity	$403,873

COMPARATIVE PER SHARE MARKET PRICE DATA

Comparative per share information

The following table sets forth selected historical share, net loss per share and book value per share information of Secure Computing and CyberGuard and unaudited pro forma combined share, net loss per share and book value per share information after giving effect to the merger between Secure Computing and CyberGuard, assuming that 0.5 shares of Secure Computing common stock and $2.73 in cash had been issued in exchange for each outstanding share of CyberGuard common stock. The pro forma equivalent information of CyberGuard was derived using the historical share, net loss per share and book value per share information assuming that 0.5 shares of Secure Computing common stock and $2.73 in cash had been issued in exchange for each outstanding share of CyberGuard common stock. You should read this information in conjunction with the summary historical financial information included elsewhere in this joint proxy statement/prospectus and the historical financial statements of Secure Computing and related notes that are incorporated in this joint proxy statement/prospectus by reference and the historical financial statements of CyberGuard and related notes that are included elsewhere in this joint proxy statement/prospectus. The unaudited pro forma, net loss per common share and book value per common share information is derived from, and should be read in conjunction with, the “Summary Unaudited Pro Forma Condensed Combined Consolidated Financial Information” and related notes included elsewhere in this joint proxy statement/prospectus. The historical, net loss per common share and book value per common share information as of and for the six months ended June 30, 2005 is derived from unaudited condensed consolidated financial statements of Secure Computing. The historical and net loss per common share information as of and for the year ended December 31, 2004 is derived from audited consolidated financial statements of Secure Computing. The historical and net loss per common share information as of and for the year ended June 30, 2005 is derived from audited consolidated financial statements of CyberGuard.

	Year Ended December 31, 2004	Year Ended June 30, 2005	Six Months Ended June 30, 2005
Historical Secure Computing Data:
Net income per common share
basic	$0.36	N/A	$0.25
diluted	$0.34	N/A	$0.24
Book value per share at end of period—(1)
basic	$2.58	N/A	$2.89
diluted	$2.46	N/A	$2.81

Historical CyberGuard Data:
Net income per common share
basic	N/A	$0.03	$0.00
diluted	N/A	$0.02	$0.00
Book value per share at end of period—(1)
basic	N/A	$2.42	$2.38
diluted	N/A	$2.28	$2.24

Unaudited Secure Computing Pro Forma Combined Data (2):
Net income per common share
basic	$0.16	N/A	$0.15
diluted	$0.20	N/A	$0.15
Book value per Secure Computing share at end of period—(1)
basic	N/A	N/A	$8.15
diluted	N/A	N/A	$6.93

Unaudited Pro Forma CyberGuard Equivalents Data (3):
Net income per common share
basic	N/A	$0.08	$0.07
diluted	N/A	$0.10	$0.08
Book value per CyberGuard share at end of period—(1)
basic	N/A	N/A	$4.08
diluted	N/A	N/A	$3.47

(1)	The historical book value per share is computed by dividing stockholders’ equity by the weighted average number of common shares outstanding at the end of the period. The pro forma book value per share is computed by dividing pro forma stockholders’ equity by the pro forma weighted average number of common shares outstanding during the period.
(2)

The pro forma combined income from operations per Secure Computing share is computed by combining the net income for Secure Computing and CyberGuard and any pro forma adjustments and dividing the sum by the pro forma weighted average number of common shares outstanding during the period. The pro forma shares are computed based on the shares to be issued in the acquisition of CyberGuard using an exchange ratio of 0.723.
(3)	Amounts are calculated by multiplying Secure Computing pro forma combined per share amounts by the exchange ratio in the acquisition (0.723 of a share of Secure Computing common stock for each share of CyberGuard common stock).

Comparative Per Share Market Price and Dividend Information

Secure Computing common stock is listed on the NASDAQ National Market. Secure Computing’s ticker symbol is “SCUR” On March 19, 2002, CyberGuard common stock began trading on the OTC Bulletin Board under the symbol CYBG. On June 11, 2002, CyberGuard common stock began trading on the American Stock Exchange under the ticker symbol “CFW”. On July 8, 2003, CyberGuard common stock ceased trading on the American Stock Exchange and commenced trading on the NASDAQ National Market under the symbol “CGFW.” The following table sets forth, for the calendar quarters indicated, based on published financial sources, the high and low sales prices per share of Secure Computing common stock on the NASDAQ National Market and CyberGuard common stock as reported on the NASDAQ National Market and American Stock Exchange, as appropriate.

	SECURE COMPUTING COMMON STOCK		CYBERGUARD COMMON STOCK
	High	Low	High	Low
Calendar Year 2003
First quarter	$7.79	$3.60	$7.64	$5.10
Second quarter	$9.25	$3.50	$7.93	$5.80
Third quarter	$13.80	$7.66	$10.70	$6.95
Fourth quarter	$18.25	$11.40	$12.25	$7.25

Calendar Year 2004
First quarter	$19.95	$12.25	$12.19	$8.40
Second quarter	$17.89	$8.48	$11.07	$5.52
Third quarter	$11.77	$5.80	$8.36	$5.29
Fourth quarter	$10.65	$7.50	$6.87	$4.91

Calendar Year 2005
First quarter	$10.75	$7.38	$8.24	$5.53
Second quarter	$11.83	$8.01	$8.35	$4.75
Third quarter (through 8/25/05)	$12.91	$10.32	$8.30	$5.73

As of [            ], 2005, there were [            ] record holders of CyberGuard’s common stock and [            ] record holders of Secure Computing’s common stock.

Neither Secure Computing nor CyberGuard have paid or declared any cash dividends on their capital stock since inception. Both companies currently intend to retain all future earnings for use in the expansion and operation of their business. Accordingly, neither company anticipates paying cash dividends on its common stock in the foreseeable future.

Recent Closing Prices

The following table sets forth the high low and closing sales prices per share of Secure Computing common stock and CyberGuard common stock as reported on the NASDAQ National Market on August 16, 2005, the last full trading day prior to the announcement of the signing of the merger agreement, and                     , 2005, the most recent practicable date prior to the mailing of this joint proxy statement/prospectus to Secure Computing stockholders and CyberGuard stockholders.

	Secure Computing Common Stock				CyberGuard Common Stock			Equivalent Per Share Data(1)
Date	High		Low	Close	High	Low	Close
August 16, 2005		$12.42	$12.16	$12.26	$8.06	$7.72	$8.00	$8.86
, 2005	$

(1)	Based on the sum of (A) the closing price of Secure Computing common stock on the dates presented above, by multiplying the closing price of a share of Secure Computing common stock on each such date by 0.5, the exchange ratio for the merger, and (B) $2.73, the cash consideration per share.

CAUTIONARY STATEMENT CONCERNING

FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this joint proxy statement/prospectus and the other documents incorporated into this joint proxy statement/prospectus by reference that are not historical facts are identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, or the Exchange Act, and Section 27A of the Securities Act of 1933, or the Securities Act. Forward-looking statements include projections, assumptions or information concerning possible or assumed future actions, events or results of operations of Secure Computing, CyberGuard or the combined company. These statements involve estimates and assumptions based on the judgment of each company’s management. A number of risks and uncertainties may cause actual results to differ materially from those suggested by the forward-looking statements.

Forward-looking statements include the information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. These statements may be made regarding the business, operations, financial performance and condition, earnings, prospects and products of Secure Computing, CyberGuard and the combined company, as well as regarding their industries generally. These statements may be preceded by, followed by or include the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates” or similar expressions. Secure Computing and CyberGuard claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all forward-looking statements. Secure Computing and CyberGuard do not undertake any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances.

Forward-looking statements are not guarantees of performance. You should understand that these factors, in addition to those discussed in “Risk Factors” below and elsewhere in this document, and in the documents that are incorporated by reference into this joint proxy statement/prospectus, could affect the future results of Secure Computing, CyberGuard and the combined company after completion of the merger and could cause those results or other outcomes to differ materially from those expressed or implied in any forward-looking statement.

RISK FACTORS

In addition to the other information included in this joint proxy statement/prospectus, including the matters addressed in “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the risks described below before making your decision to approve the issuance of shares of Secure Computing common stock pursuant to the merger and the issuance of shares of Secure Computing Series A preferred stock and a warrant to purchase shares of Secure Computing common stock pursuant to the Warburg Pincus financing or to adopt the merger agreement and approve the merger, as the case may be. The risks and uncertainties described below are not the only ones facing Secure Computing and CyberGuard. Additional risks and uncertainties not presently known to us or that we do not currently believe are important to an investor may also harm our respective business operations. If any of the events, contingencies, circumstances or conditions described in the following risk factors actually occurs, our respective businesses or financial conditions, or our results of operations could be adversely affected. If that happens, the trading price of Secure Computing common stock or CyberGuard common stock could decline and you may lose part or all of the value of any Secure Computing common stock or CyberGuard common stock held by you.

RISKS RELATING TO THE MERGER AND THE WARBURG PINCUS FINANCING

By voting to adopt the merger agreement and approve the merger, CyberGuard stockholders will be choosing to invest in Secure Computing common stock. In deciding whether to adopt the merger agreement and approve the merger, you should consider all of the information we have included in this joint proxy statement/prospectus and its annexes and all of the information included in the documents Secure Computing has incorporated by reference into this joint proxy statement/prospectus. See the sections entitled “Documents Incorporated by Reference” and “Where You Can Find More Information.” Additional risks and uncertainties not presently known to us or that we do not currently believe are important to an investor may also harm our respective business operations. If any of the events, contingencies, circumstances or conditions described in the following risk factors actually occur, our respective businesses or financial condition, or our results of operations could be adversely affected.

The value of common stock of the combined company will fluctuate.

The number of shares of common stock of the combined company issued pursuant to the merger for each share of CyberGuard common stock is fixed. The market price of Secure Computing common stock and CyberGuard common stock when the merger is completed may vary from their market prices at the date of this joint proxy statement/prospectus and at the date of the special meetings of Secure Computing and CyberGuard. For example, during the 12-month period ended on                  , 2005, the most recent practicable date prior to the mailing of this joint proxy statement/prospectus, the high and low sale prices for Secure Computing common stock ranged from $     to $    , and the high and low sale prices for CyberGuard common stock ranged from $     to $    . See “Comparative Per Share Market Price and Dividend Information” on page 14 for more detailed share price information.

Future variations may be the result of various factors including:

•	Changes in the business, operations or prospects of Secure Computing or CyberGuard;

•	Any issues or difficulties arising with respect to the companies’ products or programs;

•	Governmental and/or litigation developments and/or regulatory considerations;

•	Market assessments as to whether and when the merger will be completed;

•	Uncertainty caused by intellectual property disputes and the impact of competition on the sales of the companies’ products;

•	General market and economic conditions; and

•	Difficulties in integrating the two companies.

The merger consideration will not be adjusted for any increase or decrease in the market price of Secure Computing common stock or CyberGuard common stock. If the market value of Secure Computing common stock declines prior to the time the merger is completed, the value of the merger consideration to be received by CyberGuard stockholders will decline. At the time of their meetings, Secure Computing stockholders and CyberGuard stockholders will not know the exact value of the shares of common stock of Secure Computing that will be issued pursuant to the merger.

Stockholders of Secure Computing and stockholders of CyberGuard are urged to obtain current market quotations for Secure Computing common stock and CyberGuard common stock before voting their shares at the special meetings.

There is no guarantee that a CyberGuard stockholder’s receipt of Secure Computing common stock pursuant to the merger will be tax-free.

Secure Computing and CyberGuard intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. If the merger qualifies a reorganization, then CyberGuard stockholders generally will not recognize gain or loss for U.S. federal income tax purposes as a result of the merger, except that gain will be recognized to the extent of the cash received as part of the merger consideration, and gain or loss will be recognized upon receipt of cash in lieu of fractional shares. It is a condition to completion of the merger that Boult, Cummings, Conners & Berry, PLC issue an opinion to CyberGuard, and Heller Ehrman LLP issue an opinion to Secure Computing, that the merger will qualify as a reorganization. However, an opinion of counsel represents counsel’s best legal judgment and is not binding on the Internal Revenue Service, or the IRS, and there can be no assurance that the IRS will not challenge the qualification of the merger as a reorganization. In addition, counsel’s opinions are subject to certain assumptions and qualifications and are based on factual representations and covenants to be provided to counsel by Secure Computing, Bailey Acquisition Corp. and CyberGuard. If any of the representations, covenants and assumptions on which counsel have relied in issuing their opinions are inaccurate, counsel’s opinions regarding qualification of the merger as a reorganization could be adversely affected.

Warburg Pincus could have significant influence over Secure Computing.

Upon completion of the merger and the Warburg Pincus financing, Warburg Pincus is expected to beneficially own 100% of the outstanding shares of Secure Computing Series A preferred stock or     % of Secure Computing common stock on an as-converted basis. The shares of Series A preferred stock are convertible into shares of Secure Computing common stock at the holder’s option, at a rate determined by dividing the aggregate liquidation preference of the shares of Series A preferred stock to be converted by $13.51. This liquidation preference, and the shares of common stock issuable upon conversion of the Series A preferred stock, will increase at the rate of 5% per year compounded semi-annually for at least the first 4.5 years of issuance thereby further increasing Warburg Pincus’s ownership in Secure Computing. Warburg Pincus will be issued a warrant to purchase 1,000,000 shares of common stock at an initial per share exercise price of $14.74. Additionally, Warburg Pincus will be entitled to nominate a member to Secure Computing’s board of directors and the consent of the holders of the Series A preferred stock will be required for certain corporate actions. Accordingly, Warburg Pincus could significantly influence the outcome of any corporate transaction or other matter submitted to the stockholders for approval. The interests of Warburg Pincus may differ from the interests of other stockholders.

We may be unable to integrate our operations successfully and realize all of the anticipated benefits of the merger.

The merger involves the integration of two companies that previously have operated independently, which is a complex, costly and time-consuming process. The difficulties of combining the companies’ operations include, among other things:

•	Coordinating geographically disparate organizations, systems and facilities;

•	Integrating personnel with diverse business backgrounds;

•	Consolidating corporate and administrative functions;

•	Consolidating research and development, and manufacturing operations;

•	Coordinating sales and marketing functions;

•	Retaining key employees; and

•	Preserving the research and development, collaboration, distribution, marketing, promotion and other important relationships of Secure Computing and CyberGuard.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the combined company’s business and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could harm the business, results of operations, financial condition or prospects of the combined company after the merger.

Among the factors considered by Secure Computing’s and CyberGuard’s boards of directors in connection with their approvals of the merger agreement were the opportunities for cost savings from operating efficiencies that could result from the merger. There can be no assurance that these savings will be realized within the time periods contemplated or that they will be realized at all. We cannot be certain that the integration of Secure Computing and CyberGuard will result in the realization of the full benefits anticipated by the companies to result from the merger.

All outstanding CyberGuard stock options will accelerate and become fully exercisable upon completion of the merger. Certain outstanding Secure Computing stock options held by the executive officers of Secure Computing will accelerate so that these options will be fully exercisable upon completion of the merger with the exception of options granted to John McNulty, who has waived his right to this benefit. This may dilute the Secure Computing stockholders and may require additional options after closing to incentivize retained employees.

All outstanding CyberGuard stock options will accelerate upon completion of the merger and become fully exercisable in accordance with their terms. Secure Computing will issue shares of its stock upon exercise of these options, effectively diluting the Secure Computing stockholders. Certain outstanding Secure Computing stock options held by the executive officers of Secure Computing will accelerate so that these options will be fully exercisable in accordance with their terms with the exception of options granted to John McNulty, who has waived his right to this benefit. Also, because time-based or performance-based stock options create incentives for employees to remain with their employer, and because these incentives will be removed once the CyberGuard and Secure Computing options are accelerated, Secure Computing may need to grant new stock options to CyberGuard employees and Secure Computing executive officers after the merger to create new incentives. These additional option grants, to the extent exercised, will be dilutive to the stockholders of the combined company.

The merger agreement requires payment of a termination fee of $9 million, plus expenses of up to $1 million in certain instances, which could deter a third party from proposing an alternative transaction to the merger.

Under the terms of the merger agreement, Secure Computing or CyberGuard may be required to pay to the other a termination fee of $9 million, plus expenses of up to $1 million if the merger agreement is terminated under certain circumstances. With certain exceptions, these circumstances include, among others, situations in which one party has terminated the merger agreement as a result of the withdrawal or modification in the recommendation of the other party’s board of directors with respect to the merger or as a result of the other party’s material breach of the “no-shop” provisions of the merger agreement. The effect of this termination fee may discourage competing bidders from presenting proposals to acquire or merge with Secure Computing or CyberGuard that, from a financial perspective, might be superior to the terms of the merger. For a more complete description of the termination rights of each party and the termination fees payable under the merger agreement, see “The Merger Agreement—Termination of Merger Agreement” and “—Termination Fee” on pages 72 and 73.

Secure Computing must complete the Warburg Pincus financing in order to finance the cash portion of the merger consideration.

Secure Computing does not have sufficient cash or alternative financing sources to complete the merger without the Warburg Pincus financing. Secure Computing must satisfy certain conditions, including, for example, approval by the Secure Computing stockholders of the issuance of shares of Secure Computing Series A preferred stock and a warrant to purchase shares of Secure Computing common stock pursuant to the Warburg Pincus financing, in order to complete the Warburg Pincus financing, and there can be no assurance that Secure Computing will be in a position to satisfy such conditions, or that Warburg Pincus will agree to waive any such conditions. If the Warburg Pincus financing is not completed, the merger may not proceed. Moreover, the terms of the Warburg Pincus financing prohibit Secure Computing from arranging alternative financing. For a more complete description of the conditions to completion of the Warburg Pincus financing, see “Warburg Pincus Financing—Conditions to Completion of the Warburg Pincus Financing” on page 81.

RISKS RELATING TO SECURE COMPUTING AND THE COMBINED COMPANY

Secure Computing has experienced operating losses in the past and may experience operating losses in the future.

In 2004, Secure Computing had operating profit. However, Secure Computing has incurred losses in the past. If Secure Computing is unable to attain operating profits in each quarter and for the year, its stock price may decline, which could cause you to lose part or all of your investment.

In 2004, Secure Computing was cash flow positive, however, Secure Computing has experienced negative cash flow in the past and may experience negative cash flow in the future. If, at that time, sources of financing are not available, Secure Computing may not have sufficient cash to satisfy working capital requirements.

Secure Computing believes that its current cash balances are sufficient to satisfy its working capital requirements for at least the next twelve months. Secure Computing may need to obtain additional financing at that time or sooner if its plans change or if it expends cash sooner than anticipated. Secure Computing currently does not have any commitments from third parties to provide additional capital. The risk to Secure Computing is that if Secure Computing needs cash at any time, financing from other sources may not be available on satisfactory terms or at all. Secure Computing’s failure to obtain financing at that time could result in insolvency and the loss to investors of their entire investment in Secure Computing common stock.

The potential increase in revenue from Secure Computing’s relationships with various vendors of communications, security, and network management products or managed services may be reduced by requirements to provide volume price discounts and other allowances and significant costs incurred in customizing its products.

Although Secure Computing does not intend that such relationships be exclusive, it may be required to enter into an exclusive relationship or forego a significant sales opportunity. To the extent Secure Computing becomes dependent on actions by such parties, it could be adversely affected if the parties fail to perform as expected. To minimize risk, Secure Computing often sets minimum quotas with its customers as a condition of exclusivity.

Competition from companies producing enterprise network and data security products could reduce Secure Computing sales and market share.

The market for network security products is intensely competitive and characterized by rapid technological change. Secure Computing believes that competition in this market is likely to persist and to intensify as a result of increasing demand for security products. Each of Secure Computing’s individual products competes with a different group of competitors and products. Because the market for Secure Computing’s products is highly competitive, it may be difficult to significantly increase its market share or its share may actually decline.

The purchase decisions of Secure Computing’s customers are based heavily upon the quality of the security Secure Computing’s products provide, the ease of installation and management, the ability to increase the numbers of individuals using Secure Computing software simultaneously, and the flexibility of Secure Computing’s software. If a competitor can offer Secure Computing’s customers a better solution in these areas or others and Secure Computing is unable to rapidly offer a competitive product, it may lose customers. Competitors with greater resources could offer new solutions rapidly and at relatively low costs which could lead to increased price pressure, reduced margins, and a loss of market share.

Many of Secure Computing’s competitors and potential competitors have significantly greater financial, marketing, technical, and other competitive resources than Secure Computing has. The larger actual and potential competitors of Secure Computing may be able to leverage an installed customer base and/or other existing or future enterprise-wide products, adapt more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the promotion and sale of their products than Secure Computing can. Additionally, Secure Computing may lose product sales to these competitors because of their greater name recognition and reputation among potential customers.

Secure Computing’s future potential competitors could include developers of operating systems or hardware suppliers not currently offering competitive enterprise-wide security products, including Microsoft Corporation, Sun Microsystems, Inc., IBM, Computer Associates, and Hewlett Packard. If any of those potential competitors begins to offer enterprise-wide security systems as a component of its hardware, demand for Secure Computing software could decrease. Ultimately, approaches other than the approach of Secure Computing may dominate the market for enterprise network and data security products.

In the future, Secure Computing may also face competition from our competitors and other parties that develop or acquire network security products based upon approaches similar to or different from those we employ. There are no guarantees that Secure Computing’s approach will compete successfully against network security products of Secure Computing’s competitors. While Secure Computing believes that it does not compete against manufacturers of other classes of security products, such as encryption, due to the complementary functions performed by such other classes, Secure Computing’s customers may perceive such other companies as competitors of Secure Computing.

Consolidation among competitors may erode our market share.

Current and potential competitors have established, or may in the future establish, cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of Secure Computing’s prospective customers. Accordingly, it is possible that new competitors or alliances may emerge and rapidly acquire significant market share. If this were to occur, it could materially and adversely affect the financial condition or results of Secure Computing’s operations.

The trend toward multi-function security solutions may result in a consolidation of the market around a smaller number of vendors that are able to provide the necessary breadth of products and services. In the event that Secure Computing is unable to internally develop all of the products needed for a complete, secure e-business solution, it may need to acquire such technology or be acquired by a larger entity. However, there can be no assurance that, in the event that Secure Computing is not able to internally develop all of the products needed for an enterprise-wide security solution, it will be able to acquire or merge with other entities on terms favorable to us and our stockholders.

The pricing policies of Secure Computing’s competitors may impact the overall demand for our product and our profitability.

Some of Secure Computing’s competitors are capable of operating at significant losses for extended periods of time, enabling them to sell their products at a lower price. If Secure Computing does not maintain competitive pricing, the demand for its products, as well as its market share, may decline, having an adverse effect on its business. From time to time, in responding to competitive pressures, Secure Computing lowers the price of its products. When this happens, if Secure Computing is unable to reduce our component costs or improve operating efficiencies, its margins will be adversely affected.

Other vendors may include products similar to ours in their hardware or software and render our products obsolete.

In the future, vendors of hardware and of operating system or other software may continue to enhance their products or bundle separate products to include functions that are currently provided primarily by network security software. If network security functions become standard features of computer hardware or of operating system software or other software, Secure Computing’s products may become obsolete and unmarketable, particularly if the quality of these network security features is comparable to that of Secure Computing’s products. Furthermore, even if the network security and/or management functions provided as standard features by hardware providers or operating systems or other software is more limited than that of Secure Computing’s products, customers of Secure Computing might accept this limited functionality in lieu of purchasing additional software. Sales of Secure Computing products would suffer materially if Secure Computing were then unable to develop new network security and management products to further enhance operating systems or other software and to replace any obsolete products.

If an OEM customer reduces or delays purchases, Secure Computing’s revenue may decline and/or its business could be adversely affected.

Secure Computing currently has formed relationships with several original equipment manufacturers, or OEMs, including Cisco, Blue Coat, and Network Appliance. If Secure Computing fails to sell to such OEMs in the quantities expected, or if any OEM terminates its relationship with Secure Computing, this could adversely affect Secure Computing’s reputation, the perception of its products and technology in the marketplace and the growth of its business, and your investment in Secure Computing common stock may decline in value.

Technology in the network security market is changing rapidly, and if Secure Computing fails to develop new products that are well accepted, its market share will erode.

To compete successfully, Secure Computing must enhance its existing products and develop and introduce new products in a timely manner. Secure Computing’s net sales and operating results could be materially affected if it fails to introduce new products on a timely basis. The rate of new network security product introductions is substantial and security products have relatively short product life cycles. Secure Computing’s customer requirements and preferences change rapidly. Secure Computing’s net sales and operating results will be materially affected if the market adopts, as industry standards, solutions other than those Secure Computing employs.

Denial of Secure Computing patent applications or invalidation or circumvention of Secure Computing’s patents may weaken its ability to compete in the network security market.

While Secure Computing believes that its pending applications relate to patentable devices or concepts, there can be no assurances that any pending or future patent applications will be granted. There is also the risk that a current or future patent, regardless of whether Secure Computing is an owner or a licensee of such patent, may be challenged, invalidated or circumvented. In addition, there are no assurances that the rights granted under a patent or under licensing agreements will provide competitive advantages to Secure Computing.

If another party alleges that Secure Computing infringes its patents or proprietary rights, Secure Computing may incur substantial litigation costs.

Secure Computing is not aware of any third-party claims that Secure Computing or its products have infringed a patent or other proprietary rights. However, the computer technology market is characterized by frequent and substantial intellectual property litigation. Intellectual property litigation is complex and expensive, and the outcome of such litigation is difficult to predict. In the event that a third party were to make a claim of infringement against Secure Computing, Secure Computing could be required to devote substantial resources and management time to the defense of such claim, which could have a material adverse effect on Secure Computing’s business and results of operations.

Disclosure of Secure Computing’s trade secrets or proprietary information may undermine its competitive advantages.

There can be no assurances that the confidentiality agreements protecting Secure Computing’s trade secrets and proprietary expertise will not be breached, that Secure Computing will have adequate remedies for any breach, or that its trade secrets will not otherwise become known to or independently developed by competitors.

If the use of public switched networks such as the Internet does not continue to grow, Secure Computing’s market and ability to sell its products and services may be limited.

Secure Computing’s sales also depend upon a robust industry and infrastructure for providing access to public switched networks, such as the Internet. If the infrastructure or complementary products necessary to take these networks into viable commercial marketplaces are not developed or, if developed, these networks do not become and continue to be viable commercial marketplaces, Secure Computing’s net sales and operating results could suffer.

Secure Computing’s reliance on third party manufacturers of hardware components that are used in its Sidewinder appliance and SafeWord token product lines could cause a delay in Secure Computing’s ability to fill orders.

Secure Computing currently purchases the hardware components for its Sidewinder appliance product line from one major supplier. For fulfillment of Secure Computing’s SafeWord token sales, Secure Computing sources through a supplier in China. Delays in receiving components would harm Secure Computing’s ability to deliver its products on a timely basis and its net sales and operating results could suffer.

Secure Computing’s product lines are not diversified beyond providing network security solutions to our customers, and any drop in the demand for network security products would materially harm Secure Computing’s business.

Substantially all of Secure Computing’s revenue comes from sales of enterprise network security products and related services. Secure Computing expects this will continue for the foreseeable future. As a result, if for any reason Secure Computing’s sales of these products and services are impeded, its net sales and operating results will be significantly reduced.

Secure Computing’s stock price is highly volatile, which may cause its investors to lose money and may impair its ability to raise money, if necessary.

The price of Secure Computing common stock, like that of many technology companies, has fluctuated widely. During 2004, Secure Computing’s stock price ranged from a per share high of $19.95 to a low of $5.80. Fluctuation in Secure Computing’s stock price may cause its investors to lose money and impair its ability to raise additional capital, if necessary. Factors that may affect stock price volatility include:

•	Unexpected fluctuations in operating results;

•	Secure Computing or its competitors announcing technological innovations or new products;

•	General economic conditions and weaknesses in geographic regions of the world;

•	Threat of terrorist attacks or acts of war in the United States or abroad;

•	Developments with respect to our patents or other proprietary rights or those of our competitors;

•	Our ability to successfully execute our business plan and compete in the network security industry;

•	Relatively low trading volume;

•	Product failures; and

•	Analyst reports and media stories.

If Secure Computing’s products fail to function properly or are not properly designed, its reputation may be harmed, and customers may make product liability and warranty claims against Secure Computing.

Secure Computing’s customers rely on Secure Computing information security products to prevent unauthorized access to their networks and data transmissions. These customers include major financial institutions, defense-related government agencies protecting national security information, and other large organizations. These customers use Secure Computing products to protect confidential business information with commercial value far in excess of Secure Computing’s net worth. Therefore, if Secure Computing products malfunction or are not properly designed, Secure Computing could face warranty and other legal claims, which may exceed Secure Computing’s ability to pay. Secure Computing seeks to reduce the risk of these losses by attempting to negotiate warranty disclaimers and liability limitation clauses in its sales agreements and by maintaining product liability insurance. However, these measures may ultimately prove ineffective in limiting Secure Computing’s liability for damages.

In addition to any monetary liability for the failure of Secure Computing products, an actual or perceived breach of network or data security at one of Secure Computing’s customers could harm the market’s perception of Secure Computing products and its business. The harm could occur regardless of whether that breach is attributable to Secure Computing products.

Secure Computing also faces the more general risk of bugs and other errors in its software. Software products often contain undetected errors or bugs when first introduced or as new versions are released, and software products or media may contain undetected viruses. Errors or bugs may also be present in software that Secure Computing licenses from third parties and incorporates into its products. Errors, bugs, or viruses in our products may result in loss of or delay in market acceptance, recalls of hardware products incorporating the software, or loss of data. Secure Computing’s net sales and operating results could be materially reduced if it experiences delays or difficulties with new product introductions or product enhancements.

If Secure Computing loses a significant customer, it will realize smaller profits.

Secure Computing derives a significant portion of its revenues from a limited number of customers. For example, Secure Computing’s top five customers in products and services made up 24% of its revenue in 2004. If

Secure Computing loses any of these customers or if our revenues from any of these customers are reduced, and Secure Computing fails to replace the customer or fails to increase revenues from other customers, it will incur smaller profits.

If Secure Computing fails to collect amounts due from its customers on a timely basis, its cash flow and operating results may suffer.

Because the timing of Secure Computing’s revenues is difficult to predict and its expenses are often difficult to reduce in the short run, management of Secure Computing’s cash flow is very important. Like most companies, Secure Computing anticipates that a portion of the amounts owed to it will never be paid. However, if Secure Computing’s actual collection of amounts owed to it is less than Secure Computing has estimated, Secure Computing will have less cash to fund its operations than it anticipated, and our financial condition and operating results could be adversely affected.

In addition, collection of amounts due us from sales to international customers generally takes longer than for other sales. Therefore, if Secure Computing’s sales to international customers increase as a percentage of its total revenue, the average number of days it takes for Secure Computing to collect amounts due from its customers may increase. If there is an increase in the time required for Secure Computing to collect amounts due to it, Secure Computing will have less cash to fund its operations than anticipated. This in turn could adversely affect Secure Computing’s financial condition and operating results.

Secure Computing has taken and may from time to time take various forms of action to manage the amounts due us from customers and grant customer discounts in exchange for earlier payment.

Quarterly revenues and operating results depend on the volume and timing of orders received, which may be affected by large individual transactions and which sometimes are difficult to predict. Secure Computing’s quarterly operating results may vary significantly depending on a number of other factors, including:

•	The timing of the introduction or enhancement of products by Secure Computing or its competitors;

•	The size, timing, and shipment of individual orders;

•	Market acceptance of new products;

•	Changes in Secure Computing’s operating expenses;

•	Personnel departures and new hires and the rate at which new personnel become productive;

•	Mix of products sold;

•	Changes in product pricing;

•	Development of Secure Computing’s direct and indirect distribution channels;

•	Costs incurred when anticipated sales do not occur; and

•	General economic conditions.

Sales of Secure Computing’s products generally involves a significant commitment of capital by customers, with the attendant delays frequently associated with large capital expenditures. For these and other reasons, the sales cycle for Secure Computing’s products is typically lengthy and subject to a number of significant risks over which Secure Computing has little or no control. Secure Computing is often required to ship products shortly after it receives orders, and consequently, order backlog, if any, at the beginning of any period has in the past represented only a small portion of that period’s expected revenue. As a result, Secure Computing’s product revenue in any period substantially depends on orders booked and shipped in that period. Secure Computing typically plans its production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially.

If customer demand falls below anticipated levels, it could seriously harm our operating results. In addition, our operating expenses are based on anticipated revenue levels, and a high percentage of Secure Computing’s expenses are generally fixed in the short term. Based on these factors, a small fluctuation in the timing of sales can cause operating results to vary significantly from period to period.

The Internet may become subject to increased regulation by government agencies.

Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing and characteristics, and quality of products and services. In addition, the adoption of laws or regulations may slow the growth of the Internet, which could in turn decrease the demand for Secure Computing’s products and increase Secure Computing’s cost of doing business or otherwise have an adverse effect on Secure Computing’s business, operating results or financial condition.

Anti-takeover provisions in Secure Computing’s charter documents, share rights agreement, and Delaware law could discourage a takeover or future financing.

The terms of Secure Computing’s certificate of incorporation and share rights agreement permits its board of directors to issue up to 2,000,000 shares of preferred stock and, subject to the certificate of incorporation, determine the price, rights, preferences, privileges, and restrictions, including voting rights, of those shares without any further vote or action by our stockholders.

Secure Computing’s board of directors may authorize the issuance of preferred stock with voting or conversion rights that could materially weaken the voting power or other rights of the holders of Secure Computing common stock. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of Secure Computing outstanding voting stock. Further, provisions of Delaware law, Secure Computing’s certificate of incorporation and Secure Computing’s bylaws, such as a classified board and limitations on the ability of stockholders to call special meetings, and provisions of Secure Computing’s share rights agreement could delay or make more difficult a merger, tender offer, proxy contest, or other takeover attempts.

The ability to attract and retain highly qualified personnel to develop Secure Computing’s products and manage its business is extremely important, and Secure Computing’s failure to do so could harm its business.

Secure Computing believes its success depends to a large extent upon a number of key technical and management employees. Secure Computing may be unable to achieve its revenue and operating performance objectives unless it can attract and retain technically qualified and highly skilled engineers and sales, consulting, technical, financial, operations, marketing, and management personnel. These personnel are particularly important to Secure Computing’s research and development efforts and to its growing professional service business, where Secure Computing employs a large number of technical personnel holding advanced degrees and special professional certification. Competition for qualified personnel is intense, and Secure Computing expects it to remain so for the foreseeable future. Secure Computing may not be successful in retaining its existing key personnel and in attracting and retaining the personnel it requires. Secure Computing’s operating results and its ability to successfully execute its business plan will be adversely affected if it fails to retain and increase its key employee population.

Secure Computing’s international operations subject it to risks related to doing business in foreign countries.

International sales are a substantial portion of Secure Computing’s business. Although all of Secure Computing’s sales are payable in U.S. dollars, several factors could make it difficult for customers from foreign countries to purchase Secure Computing’s products and services or pay Secure Computing for obligations already incurred. Such factors include:

•	Severe economic decline in one of Secure Computing’s major foreign markets; and

•	Substantial decline in the exchange rate for foreign currencies with respect to the U.S. dollar.

A decline in Secure Computing’s international sales or collections of amounts due Secure Computing from customers could materially affect Secure Computing’s operations and financial conditions. For fiscal year 2004, 31% of Secure Computing’s total sales came from international sales compared to 30% in 2003. A very large drop in Secure Computing’s sales or collections of amounts due Secure Computing in these specific countries as a result of recession or other economic or political disturbances would likely harm Secure Computing’s net sales and operating results.

In addition, Secure Computing faces a number of general risks inherent in doing business in international markets including, among others:

•	Unexpected changes in regulatory requirements;

•	Tariffs and other trade barriers;

•	Legal uncertainty regarding liability;

•	Threat of terrorist attacks or acts of war;

•	Political instability;

•	Potentially greater difficulty in collecting amounts due Secure Computing;

•	Longer periods of time to collect amounts due Secure Computing; and

•	A higher rate of piracy of our products in countries with a high incidence of software piracy.

RISKS RELATING TO CYBERGUARD

Factors that could cause actual results to differ materially include the following:

•	Intense competition both domestically and Internationally

•	Decrease in profit margins

•	Inventory risk due to shifts in market demands

•	Dependence on Information Systems

•	Upgrading CyberGuard’s information and internal control systems

•	Credit exposure due to the deterioration of the financial condition of CyberGuard’s customers

•	Inability to obtain required capital

•	Fluctuation in interest rates

•	Potential adverse affects of acquisitions

•	Foreign currency exchange rates and exposure to foreign markets

•	The impact of changes of income tax and other regulatory legislation

•	Changes in accounting rules

•	Product supply and availability

•	Changes in vendor terms and conditions

•	Changes in general economic conditions

•	Exposure to natural disaster, war and terrorism

•	Volatility of common stock

•	Accuracy of forecast data

•	Expansion into new geographic markets

•	Expansion into new product markets

•	The ability to sustain profitability in the future

•	Seasonality and concentration of revenues at the end of the quarter

•	Dependence on third party channel partners to distribute products

•	Decrease in the price of CyberGuard’s products

•	Dependence on one primary manufacturer and assembly house

•	Resources constraints caused by growth

•	Changes in technology and industry standards could affect CyberGuard’s products and services

•	Litigation in connection with the alleged or actual failure of CyberGuard’s products and services

•	A breach in security could harm public perception of CyberGuard’s products

•	Cost of customizing products for foreign countries

•	Export and import restrictions, including those affecting encryption commodities and software

•	Regional economic and political conditions

•	Intellectual property claims and litigation

•	Governmental controls over the export or import of encryption technology

•	Changes in federal regulations and future rules of the Securities and Exchange Commission

•	Lack of resources compared to our competitors

•	Limited products or product types

•	Downturns in the technology sector in the U.S. and key foreign economies

•	Fluctuations in quarterly operating results

THE SPECIAL MEETING OF SECURE COMPUTING STOCKHOLDERS

Secure Computing’s board of directors is using this joint proxy statement/prospectus to solicit proxies from the holders of Secure Computing common stock for use at the special meeting of Secure Computing stockholders. Secure Computing is first mailing this joint proxy statement/prospectus and accompanying form of proxy to Secure Computing stockholders on or about             , 2005. Secure Computing’s special meeting will be held at                              on              2005, at 10:00 a.m., local time.

What Will Be Voted Upon

At Secure Computing’s special meeting, Secure Computing stockholders will be asked to consider and vote on the following items:

•	a proposal to approve the issuance of shares of Secure Computing common stock pursuant to the merger agreement by and among Secure Computing, Bailey Acquisition Corp. and CyberGuard;

•	a proposal to approve the issuance of shares of Secure Computing Series A preferred stock and a warrant to purchase shares of Secure Computing common stock pursuant to the Securities Purchase Agreement between Secure Computing and Warburg Pincus;

•	a proposal to approve the Secure Computing amended and restated 2002 Stock Option Plan to increase the number of plan shares by 1,500,000, expand the types of awards permitted by the plan, identify Internal Revenue Code Section 162(m) performance objectives that may be applied to awards, provide that the maximum number of shares that an employee may be granted under the plan during a single year is 750,000, and make other changes to the plan as set forth in Proposal No. 3;

•	a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve any of the foregoing proposals; and

•	any other business properly brought before the meeting.

You should note that completion of the merger described in Proposal No. 1 requires the approval of Proposal No. 2 relating to the issuance of the shares of Secure Computing Series A preferred stock and a warrant to purchase Secure Computing common stock pursuant to the Securities Purchase Agreement, and that the completion of the sale of the shares of Secure Computing Series A preferred stock and a warrant to purchase Secure Computing common stock requires the completion of the merger. Accordingly, a vote against Proposal No. 1 is effectively a vote against Proposal No. 2, and a vote against Proposal No. 2 is effectively a vote against Proposal No. 1.

A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A. Secure Computing stockholders are encouraged to read the merger agreement in its entirety.

THE MATTERS TO BE CONSIDERED AT THE SECURE COMPUTING SPECIAL MEETING ARE OF GREAT IMPORTANCE TO SECURE COMPUTING STOCKHOLDERS. ACCORDINGLY, SECURE COMPUTING STOCKHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, AND TO SUBMIT A PROXY EITHER BY PHONE, BY INTERNET OR BY SIGNING AND RETURNING THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE IN THE PREPAID ENVELOPE.

Record Date and Stockholders Entitled To Vote

Secure Computing stockholders who hold their shares of record as of the close of business on             , 2005 are entitled to notice of and to vote at Secure Computing’s special meeting. On the record date, there were                  shares of Secure Computing common stock outstanding and entitled to vote at the special meeting, held by          holders of record. Each share of Secure Computing common stock is entitled to one vote.

Quorum Requirement

A quorum of Secure Computing stockholders is necessary to convene the meeting. The presence in person or by proxy at the meeting of holders of a majority of the outstanding shares of Secure Computing common stock entitled to vote at the meeting will constitute a quorum. Abstentions and broker non-votes count as present for establishing a quorum.

Vote Required For Approval

Required Vote for Approval of the Issuance of Shares of Secure Computing Common Stock Pursuant to the Merger. The issuance of shares of Secure Computing common stock pursuant to the merger requires the affirmative vote of a majority of shares entitled to vote represented at Secure Computing’s special meeting at the time of the vote.

Required Vote for Approval of the Issuance of 700,000 Shares of Series A Preferred Stock and a Warrant to Purchase 1,000,000 Shares of Common Stock Pursuant to the Warburg Pincus financing. The issuance of shares of Secure Computing Series A preferred stock and a warrant to purchase shares of Secure Computing common stock pursuant to the Warburg Pincus financing requires the affirmative vote of a majority of shares entitled to vote represented at Secure Computing’s special meeting at the time of the vote.

Required Vote for Approval of the Amendments to the 2002 Stock Option Plan. The approval of the amended and restated 2002 Stock Option Plan to increase the number of shares by 1,500,000, expand the types of awards permitted by the plan, identify Internal Revenue Code Section 162(m) performance objectives that may be applied to awards, provide that the maximum number of shares that an employee may be granted under the plan during a single year is 750,000, and make other changes to the plan as set forth in proposal No. 3, requires the affirmative vote of a majority of shares entitled to vote represented at Secure Computing’s special meeting at the time of the vote.

Required Vote for Approval of the Adjournment Proposal. The approval of the adjournment proposal requires the affirmative vote of a majority of shares entitled to vote represented at Secure Computing’s special meeting at the time of the vote.

Each share of Secure Computing common stock is entitled to cast one vote on each matter properly brought before the special meeting. As of the Secure Computing record date, Secure Computing directors and executive officers beneficially owned and were entitled to vote [            ] shares of Secure Computing common stock representing        % of Secure Computing outstanding common stock. All of these stockholders have entered into voting agreements pursuant to which they have committed to vote the shares held by them in favor of the issuance of shares of Secure Computing common stock pursuant to the merger and the issuance of shares of Secure Computing Series A preferred stock and a warrant to purchase shares of Secure Computing common stock pursuant to the Warburg Pincus financing.

Voting Your Shares and Changing Your Vote

Voting Your Shares. You may vote in person at the Secure Computing special meeting. Secure Computing stockholders have three options for submitting their proxy: (1) by telephone, (2) via the Internet or (3) by mail, using the paper proxy card. Secure Computing stockholders may submit a proxy by telephone or electronically through the Internet by following the instructions included with their proxy card. Secure Computing stockholders may also complete and return the enclosed paper proxy card.

If your shares are registered in your name, you are encouraged to submit a proxy even if you plan to attend the special meeting in person. Voting instructions are included on your proxy card. If you properly complete the proxy card, sign, date and return it in the enclosed prepaid envelope or submit a proxy by telephone or the Internet in time to vote, one of the individuals named as your proxy will vote your shares as you have directed.

If your shares are held in the name of a bank, broker or other fiduciary, you must provide the record holder with instructions on how to vote your shares. Please follow the instructions on the voting instruction card furnished by the record holder, which may include options to provide your voting instructions by mail, telephone or the Internet.

Changing Your Vote. If your shares are registered in your name, you may revoke your proxy at any time before the meeting. You may revoke your proxy by (i) timely delivering by mail, telephone or the Internet a valid, subsequently-dated proxy, (ii) delivering notice of revocation of proxy in writing to the Secretary of Secure Computing or (iii) submitting a vote by ballot at the special meeting. Attending the special meeting in person without voting at the meeting will not revoke a previously submitted proxy unless you request that such action be taken.

If your shares are not registered in your name, you may change your vote by timely submitting a new voting instruction card.

How Proxies Are Counted

If you return a signed and dated proxy card but fail to indicate how the shares are to be voted, those shares represented by your proxy card will be voted for approval of all of the proposals identified on the proxy card. A valid proxy also gives the individuals named as proxies authority to vote in their discretion when voting the shares on any other matters that are properly presented for action at the Secure Computing special meeting. A properly executed proxy marked “ABSTAIN” will not be voted; however, it will be counted to determine whether there is a quorum present at the special meeting and it will count as voting power present at the meeting.

A “broker non-vote” occurs when a broker returns a signed and dated proxy but fails to vote on a proposal, such as when a broker does not have discretionary voting authority and has not received instructions from the beneficial owners of the shares. A broker will not be permitted to vote on the share issuance pursuant to the merger, the securities issuance pursuant to the Warburg Pincus financing, the amendments to the 2002 Stock Option Plan or the adjournment proposal without instruction from the owner of the shares of Secure Computing common stock held by that broker. Broker “non-votes” count as present for purposes of establishing a quorum as described above, but since the broker is not entitled to vote on the share issuance pursuant to the merger, the securities issuance pursuant to the Warburg Pincus financing, the amendments to the 2002 Stock Option Plan or the adjournment proposal, the broker “non-votes” will therefore have no effect on these proposals. Secure Computing stockholders are urged to submit their proxy by telephone, via the Internet or by mail, marked to indicate their vote or to instruct their broker to vote shares held in “street name.”

Shares Owned and Voted by Secure Computing Directors and Executive Officers

At the close of business on                 , 2005, directors and executive officers of Secure Computing and their affiliates owned and were entitled to vote, in the aggregate,                      shares of Secure Computing common stock. These shares represent approximately     % of the Secure Computing common stock outstanding as of such date.

Each of these individuals has entered into a voting agreement with CyberGuard pursuant to which they have agreed to vote all of their shares of Secure Computing common stock in favor of the issuance of shares of Secure Computing common stock pursuant to the merger and in favor of the issuance of shares of Secure Computing Series A preferred stock and a warrant to purchase shares of Secure Computing common stock pursuant to the Warburg Pincus financing. In connection with and in support of these voting agreements, these persons have granted an irrevocable proxy to CyberGuard to vote the shares in accordance with the terms of the voting agreements.

Cost of Solicitation

Secure Computing and CyberGuard will share equally the cost of filing, printing and mailing this joint proxy statement/prospectus. In addition to this mailing, proxies may be solicited by directors, officers or employees of Secure Computing in person or by telephone or electronic transmission. None of the directors, officers or employees will be directly compensated for such services.

The extent to which these proxy-soliciting efforts will be necessary depends entirely upon how promptly proxies are submitted. You should submit your proxy without delay. Secure Computing also reimburses brokers and other nominees for their expenses in sending these materials to you and getting your voting instructions.

Other Business

Secure Computing is not currently aware of any other business to be acted upon at the special meeting. If, however, other matters are properly brought before the special meeting, or any adjournment thereof, your proxies include discretionary authority on the part of the individuals appointed to vote your shares or act on those matters according to their best judgment.

Recommendation of the Secure Computing Board of Directors

After careful consideration, the Secure Computing board of directors has unanimously determined that it is advisable and in the best interests of Secure Computing and its stockholders that Secure Computing proceed with the merger and the Warburg Pincus financing and that the terms of the merger agreement are fair to Secure Computing and its stockholders, and unanimously recommends that you vote:

•	“FOR” the proposal to approve the issuance of shares of Secure Computing common stock pursuant to the merger;

•	“FOR” the proposal to approve the issuance of shares of Secure Computing Series A preferred stock and a warrant to purchase shares of Secure Computing common stock pursuant to the Warburg Pincus financing;

•	“FOR” the proposal to approve the 2002 Stock Option Plan, as amended and restated; and

•	“FOR” the adjournment proposal.

In considering such recommendation, Secure Computing stockholders should be aware that certain Secure Computing directors and officers have interests in the merger that may be different from, or in addition to, those of Secure Computing stockholders generally. See “Interests of Directors and Executive Officers of Secure Computing in the Merger” on page 61.

THE SPECIAL MEETING OF CYBERGUARD STOCKHOLDERS

CyberGuard’s board of directors is using this joint proxy statement/prospectus to solicit proxies from the holders of CyberGuard common stock for use at the special meeting of CyberGuard stockholders. CyberGuard is first mailing this joint proxy statement/prospectus and accompanying form of proxy to CyberGuard stockholders on or about , 2005. CyberGuard’s special meeting will be held at                                          on                      2005, starting at 10:00 a.m., local time.

What Will Be Voted Upon

At CyberGuard’s special meeting, CyberGuard stockholders will be asked to consider and vote on the following items:

•	A proposal to adopt the merger agreement and approve the merger;

•	A proposal to adjourn the special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the foregoing proposal; and

•	Such other matters as properly may come before the special meeting.

A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A. CyberGuard stockholders are encouraged to read the merger agreement in its entirety.

THE MATTERS TO BE CONSIDERED AT THE CYBERGUARD SPECIAL MEETING ARE OF GREAT IMPORTANCE TO CYBERGUARD STOCKHOLDERS. ACCORDINGLY, CYBERGUARD STOCKHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, AND TO SUBMIT A PROXY EITHER BY PHONE, BY INTERNET OR BY SIGNING AND RETURNING THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE IN THE PREPAID ENVELOPE.

Record Date and Stockholders Entitled to Vote

CyberGuard stockholders who hold their shares of record as of the close of business on                     , 2005, are entitled to notice of and to vote at CyberGuard’s special meeting. On the record date, there were                      shares of CyberGuard common stock outstanding and entitled to vote at the special meeting, held by              holders of record.

Quorum Requirement

A quorum of CyberGuard stockholders is necessary to convene the meeting. The presence in person or by proxy at the meeting of holders of a majority of the outstanding shares of CyberGuard common stock entitled to vote at the meeting will constitute a quorum. Abstentions and broker non-votes count as present for establishing a quorum.

Vote Required for Approval

Required Vote for Adoption of the Merger Agreement and Approval of the Merger. The merger agreement must be adopted and the merger must be approved by the affirmative vote of the holders of at least a majority of the shares of CyberGuard common stock that are outstanding as of the CyberGuard record date and entitled to vote at the special meeting. Each share of CyberGuard stock is entitled to cast one vote on each matter properly brought before the special meeting. As of the CyberGuard record date, CyberGuard directors and executive officers were entitled to vote [                ] shares of CyberGuard common stock representing •% of CyberGuard outstanding common stock. All of these stockholders have entered into voting agreements pursuant to which they have committed to vote the shares held by them in favor of adoption of the merger agreement and approval of the merger.

Required Vote for Approval of the Adjournment Proposal. The approval of the adjournment proposal requires the number of votes cast in favor of the matter to exceed the number of votes cast against the matter.

Voting Your Shares and Changing Your Vote

Voting Your Shares. You may cause your shares to be voted in person at the CyberGuard special meeting. Most stockholders have three options for submitting their proxy: (1) by telephone, (2) via the Internet or (3) by mail, using the paper proxy card. CyberGuard stockholders may submit a proxy by telephone or electronically through the Internet by following the instructions included with their proxy card. CyberGuard stockholders may also complete and return the enclosed paper proxy card.

If your shares are registered in your name, you are encouraged to submit a proxy even if you plan to attend the special meeting in person. Voting instructions are included on your proxy card. If you properly complete the proxy card, sign, date and return it in the enclosed prepaid envelope or submit a proxy by telephone or the Internet in time to vote, one of the individuals named as your proxy will vote your shares as you have directed.

If your shares are held in the name of a bank, broker or other fiduciary, you must provide the record holder with instructions on how to vote your shares. Please follow the instructions on the voting instruction card furnished by the record holder, which may include options to provide your voting instructions by mail, telephone or the Internet.

Changing Your Vote. If your shares are registered in your name, you may revoke your proxy at any time before the meeting. You may revoke your proxy by (i) timely delivering by mail, telephone or the Internet a valid, subsequently-dated proxy, (ii) delivering notice of revocation of proxy in writing to the Secretary of CyberGuard or (iii) submitting a vote by ballot at the special meeting. Attending the special meeting in person will not revoke a previously submitted proxy unless you request that such action be taken.

If your shares are not registered in your name, you may change your vote by timely submitting a new voting instruction card.

How Proxies Are Counted

If you return a signed and dated proxy card but fail to indicate how the shares are to be voted, those shares represented by your proxy card will be voted for approval of the merger proposal and for approval of the adjournment proposal. A valid proxy also gives the individuals named as proxies authority to vote in their discretion when voting the shares on any other matters that are properly presented for action at the CyberGuard special meeting. A properly executed proxy marked “ABSTAIN” will not be voted; however, it will be counted to determine whether there is a quorum present at the special meeting and it will count as voting power present at the meeting. A proxy marked “ABSTAIN” will have the same effect as a “no” vote on the proposal to adopt the merger agreement and approve the merger and the adjournment proposal, even though the stockholder so abstaining may intend a different interpretation.

A “broker non-vote” occurs when a broker returns a signed and dated proxy but fails to vote on a proposal, such as when a broker does not have discretionary voting authority and has not received instructions from the beneficial owners of the shares. A broker will not be permitted to vote on the adoption of the merger agreement and the approval of the merger or the adjournment proposal without instruction from the owner of the shares of CyberGuard common stock held by that broker. Broker “non-votes” count as present for purposes of establishing a quorum as described above, but since the broker is not entitled to vote on the adoption of the merger agreement and the approval of the merger or the adjournment proposal, the broker “non-votes” will have the effect of being cast against the proposal to adopt the merger agreement and approve the merger but not the adjournment proposal. CyberGuard stockholders are urged to submit their proxy by telephone, via the Internet or by mail, marked to indicate their vote or to instruct their broker to vote shares held in “street name.”

Cost of Solicitation

Secure Computing and CyberGuard will share equally the cost of filing, printing and mailing this joint proxy statement/prospectus. In addition to this mailing, proxies may be solicited by directors, officers or employees of CyberGuard in person or by telephone or electronic transmission. None of the directors, officers or employees will be directly compensated for such services.

The extent to which these proxy-soliciting efforts will be necessary depends entirely upon how promptly proxies are submitted. You should submit your proxy without delay. CyberGuard also reimburses brokers and other nominees for their expenses in sending these materials to you and getting your voting instructions.

CYBERGUARD STOCKHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES WITH THE PROXY CARDS. SOON AFTER THE MERGER IS COMPLETED, YOU WILL RECEIVE WRITTEN INSTRUCTIONS ON HOW TO EXCHANGE YOUR CYBERGUARD STOCK CERTIFICATES FOR CERTIFICATES REPRESENTING SHARES OF SECURE COMPUTING COMMON STOCK AND CASH CONSIDERATION.

Recommendation of the CyberGuard Board of Directors

The CyberGuard board of directors has unanimously determined that it is advisable and in the best interests of CyberGuard and its stockholders that CyberGuard proceed with the merger and that the terms of the merger agreement are fair to and in the best interests of CyberGuard and its stockholders, and unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement and approve the merger and the adjournment proposal.

In considering such recommendation, CyberGuard stockholders should be aware that some CyberGuard directors and officers have interests in the merger that may be different from, or in addition to, those of CyberGuard stockholders generally. See “ Interests of CyberGuard Directors and Executive Officers in the Merger” on page 61.

THE PROPOSED MERGER

The following is a description of the material aspects of the proposed merger. The following discussion is a summary only and may not contain all of the information that is important to you. We encourage you to read carefully this entire joint proxy statement/prospectus, including the merger agreement included as Annex A to this joint proxy statement/prospectus, for a more complete understanding of the merger.

General

Each of Secure Computing’s and CyberGuard’s board of directors unanimously has approved the merger agreement. At the effective time of the merger, CyberGuard will be merged with and into Bailey Acquisition Corp., a wholly-owned subsidiary of Secure Computing. CyberGuard stockholders will be entitled to receive 0.5 of a share of Secure Computing common stock and $2.73 in cash for each outstanding share of CyberGuard common stock they own. Following completion of the merger, Secure Computing stockholders will hold approximately     % of the combined company and CyberGuard stockholders will hold approximately     % of the combined company, on a fully-diluted basis.

Secure Computing’s board of directors is using this joint proxy statement/prospectus as a prospectus for the issuance of stock pursuant to the merger and each of Secure Computing and CyberGuard are using this joint proxy statement/prospectus to solicit proxies for their respective special meetings.

Background of the Merger

The terms and conditions of the merger agreement and the merger are the result of arm’s-length negotiations between representatives of CyberGuard and representatives of Secure Computing.

As part of the continuous evaluation of their respective businesses, the managements of Secure Computing and CyberGuard each regularly consider strategic opportunities and transactions and continually review their respective positions in light of the changing competitive environment within the network security marketplace with the objective of determining what strategic alternatives are available to enhance stockholder value.

On July 9, 2004, the CyberGuard board of directors met to discuss a possible offer to Secure Computing to engage in a potential transaction. Pat Clawson, Chairman and Chief Executive Officer of CyberGuard, described to the board various potential benefits that would arise from the combination of the companies including significant potential synergies and expense savings. The board of directors approved a form of letter to be sent to Secure Computing with respect to the offer, retained Raymond James & Associates, Inc. to assist with the potential transaction and authorized Mr. Clawson to present the offer to Secure Computing.

On July 11, 2004, CyberGuard sent a letter to the board of directors of Secure Computing with respect to an offer by CyberGuard to engage in a stock for stock potential transaction. Secure Computing retained Citigroup to assist with evaluating the proposal. On July 14, 2004, the board of directors of Secure Computing unanimously rejected the CyberGuard proposal.

During late April and early May 2005, CyberGuard management had preliminary discussions with a third party regarding a potential transaction.

On May 13, 2005, CyberGuard entered into a non-solicitation agreement with the potential third party acquiror restricting CyberGuard’s ability to discuss a possible acquisition transaction with any other party. Throughout May and early June of 2005, CyberGuard and the potential third party acquiror conducted due diligence reviews of each company and members of CyberGuard management and its outside legal counsel negotiated a definitive merger agreement with the potential third party acquiror providing for a merger of CyberGuard with and into a subsidiary of the third party.

On May 17, 2005, John McNulty, Chief Executive Officer of Secure Computing, contacted Richard Scott, a member of the board of directors of CyberGuard, to discuss Secure Computing’s general interest in exploring a possible strategic transaction. Mr. Scott indicated that at that time CyberGuard could not entertain discussions because it was subject to a non-solicitation agreement with the potential third party acquiror until June 12, 2005.

On June 12, 2005, the non-solicitation agreement between CyberGuard and the potential third party acquiror expired. Also on June 12, 2005, the CyberGuard board of directors met to discuss the status of the negotiations with the third party. At such meeting, Mr. Scott informed the board of directors of the May 17, 2005 contact by Mr. McNulty with respect to Secure Computing’s general interest in exploring a potential transaction.

On June 12, 2005, CyberGuard’s management terminated discussions with the third party regarding a potential transaction.

On June 16, 2005, Mr. McNulty again contacted Mr. Scott. Messrs McNulty and Scott agreed that a strategic transaction between CyberGuard and Secure Computing may have merit and that the parties should begin discussions with respect to a potential transaction.

During the week of June 20, 2005, the financial advisor to Secure Computing, Citigroup, and the financial advisors for CyberGuard, Raymond James, began discussions with respect to a potential transaction between Secure Computing and CyberGuard.

On June 22, 2005, in order to further explore a potential transaction, Secure Computing and CyberGuard entered into a non-disclosure agreement relating to the exchange of non-public information between the parties for use in evaluating a potential transaction. Due diligence requests were exchanged shortly thereafter.

On July 5, 2005, Mr. Clawson and Mr. McNulty discussed the merits of a potential transaction between Secure Computing and CyberGuard.

On July 18 and 19, 2005, the Secure Computing board of directors held its regularly scheduled board meetings, at which the board discussed potential strategic transactions, including with CyberGuard, and potential funding sources, including Warburg Pincus. Following discussion, the board concluded that Secure Computing management should commence its due diligence review and enter into discussions with CyberGuard management about a potential transaction. The board also authorized Secure Computing management to pursue a financing arrangement with Warburg Pincus.

During the week of July 25, 2005, Secure Computing representatives met with CyberGuard management and legal counsel in Deerfield Beach, Florida to conduct a due diligence review of CyberGuard’s books and records and its business and operations.

Later that week, CyberGuard’s management and legal counsel conducted a due diligence review of Secure Computing’s books and records and its business and operations.

On July 29, 2005, managements of both companies agreed to continue with their respective due diligence reviews and to begin negotiating definitive transaction documents.

On August 2, 2005, an initial draft of the definitive transaction document was delivered by Secure Computing’s legal counsel to CyberGuard’s legal counsel.

On August 9, 2005, the CyberGuard board of directors held a special meeting to discuss the initial draft of the definitive transaction documents and the status of the potential transaction with Secure Computing. At this meeting, members of CyberGuard’s management, including Mr. Clawson and Mike Matte, CyberGuard’s Chief Financial Officer, reviewed the draft agreements with the board of directors and discussed the current status of negotiations and due diligence for the potential transaction.

On August 11, 2005, the Secure Computing board of directors met to further evaluate the potential merger with CyberGuard and the potential financing with Warburg Pincus. Legal counsel to Secure Computing advised the board of its fiduciary duties in connection with the potential merger. The board authorized Secure Computing management to continue its due diligence review and negotiations on the merger and the Warburg Pincus financing.

On August 12, 2005, representatives of Raymond James & Associates distributed materials about Secure Computing to the CyberGuard board of directors for their review. This information included public filings, analyst research reports, corporate governance forms, management and board member biographies, recent press releases and certain financial performance information.

On August 15, 2005, the Secure Computing board of directors held a meeting during which it discussed the status of Secure Computing management’s due diligence review and the potential merger with CyberGuard. Also at this meeting, Citigroup made an initial presentation to the Secure Computing board of directors with respect to the material analyses performed by Citigroup in evaluating the fairness of the consideration to be paid by Secure Computing in the merger. The board also discussed the potential financing with Warburg Pincus.

Over the next two days, representatives of Secure Computing and CyberGuard, assisted by representatives of their respective legal and financial advisors, continued to negotiate the terms of the merger agreement and continued to conduct their respective due diligence reviews.

On August 17, 2005, the CyberGuard board of directors held a special meeting to consider the potential transaction. At this meeting, representatives of Raymond James & Associates made a presentation to the CyberGuard board of directors regarding the financial terms of the potential transaction, including an analysis of the principal valuation methodologies employed by Raymond James & Associates in its financial analyses of the potential transaction, reviewing each analysis in turn with the CyberGuard board of directors and comparing the results of each analysis to the implied price per share to be paid by Secure Computing in the potential transaction At the conclusion of this presentation, Raymond James & Associates delivered its oral opinion, which opinion was subsequently confirmed in writing, to the effect that, as of that date and based on and subject to the procedures followed, assumptions made, matters considered and limitations on review described in its opinion, the merger consideration to be received by CyberGuard stockholders in the potential transaction was fair, from a financial point of view, to CyberGuard stockholders. In addition, representatives of CyberGuard’s legal advisor reviewed with the CyberGuard board of directors the terms of the proposed merger agreement. CyberGuard’s legal advisor also advised the CyberGuard board of directors of its fiduciary duties in connection with the potential transaction and provided them with a memorandum with respect to such duties. After a discussion of Raymond James & Associates’ presentation and the terms of the potential transaction, including the financial terms of the potential transaction, the restriction on soliciting acquisition proposals, the termination fee and the closing conditions, the CyberGuard board of directors unanimously determined that the potential transaction was fair to and in the best interests of the CyberGuard stockholders, approved the merger agreement and the transactions contemplated by the merger agreement and resolved to recommend that CyberGuard stockholders adopt the merger agreement.

On August 17, 2005, the Secure Computing board of directors held a special meeting to review the status of merger negotiations, the terms of the merger agreement and the Warburg Pincus financing. After such review, Citigroup made a presentation to the board regarding the potential transaction with CyberGuard and delivered its written fairness opinion to the Secure Computing board of directors, to the effect that, as of August 17, 2005, based on and subject to the assumptions, qualifications and limitations set forth in its opinion and other factors it deemed relevant, the merger consideration was fair, from a financial point of view, to Secure Computing. After legal counsel reviewed the changes that had been negotiated to the merger agreement since the last meeting of the Secure Computing board of directors and advised the board of its fiduciary duties, the Secure Computing board of directors voted unanimously to approve the proposed merger and the Warburg Pincus financing on the terms presented to the board. Thereafter, representatives of Secure Computing and CyberGuard executed the merger agreement and representatives of Secure Computing and Warburg Pincus executed the Warburg Pincus financing documents after the close of business.

On August 18, 2005, Secure Computing and CyberGuard issued a joint press release announcing the execution of the merger agreement, and Secure Computing announced the Warburg Pincus financing.

Secure Computing’s Reasons for the Merger

In reaching its decision to approve the merger agreement and proceed with the potential transaction with CyberGuard, Secure Computing’s board of directors consulted with Secure Computing’s management, legal advisors, accounting advisors and financial advisors regarding the strategic, operational, legal and financial aspects of the merger. In the course of reaching its decision to approve the merger agreement, the board considered a variety of factors, including the following material factors:

•	Its analysis of the business, operations, financial performance and condition, earnings, prospects and products of each of Secure Computing and CyberGuard as separate entities and on a combined basis;

•	The importance of market position, scale and financial resources relative to Secure Computing’s ability to compete effectively in the IT security technology market;

•	The strategic nature of the potential transaction, the complementary nature of Secure Computing’s and CyberGuard’s products and product pipelines, sales and marketing infrastructure, and the conviction that the combined company will be a stronger, more diversified company with an increased opportunity for growth;

•	The belief that combining with CyberGuard will enhance product and revenue diversification;

•	The current industry, economic and market conditions and trends, including the likelihood of continuing consolidation and increasing competition in the IT security technology industry;

•	The strategic alternatives reasonably available to Secure Computing to enhance stockholder value, including remaining a stand-alone entity and/or pursuing a strategic potential transaction with another third party;

•	The synergies and cost savings that the combined company is expected to achieve resulting from the elimination of redundant functions and the optimization of the combined company’s operations;

•	The results of Secure Computing’s due diligence review of CyberGuard;

•	The larger market capitalization of the combined company, which is expected to increase interest from institutional investors and research analysts;

•	The opportunity for Secure Computing stockholders to participate in a larger company with a broader and more diverse product line, and as stockholders of the combined company, to benefit from future growth of the combined company;

•	The belief that the Warburg Pincus financing will provide the source of funds for the cash consideration portion of the merger and the belief that the terms of the financing are in the best interests of Secure Computing and its stockholders;

•	The financial presentation of Citigroup described in the section entitled “Opinion of Secure Computing’s Financial Advisor—Citigroup Global Markets Inc.” beginning on page 40, including Citigroup’s opinion to the effect that, as of the date of the merger agreement, based on the assumptions made, matters considered and the limitations on the review undertaken described in its opinion and other factors it deemed relevant, the merger consideration was fair, from a financial point of view, to Secure Computing;

•	The structure of the merger and the provisions of the merger agreement, including the following factors:

•	A fixed exchange ratio for the conversion of CyberGuard’s shares;

•	Under the exchange ratio Secure Computing’s stockholders would own approximately % of the outstanding common stock of the combined company; and

•	The board of the combined company initially will consist of six of the current Secure Computing directors, one director designated by CyberGuard and one director designated by Warburg Pincus;

•	The terms of the merger agreement relating to third-party offers, including:

•	The restrictions on the ability of each of Secure Computing and CyberGuard to solicit offers for alternative business transactions;

•	The ability of a party to terminate the merger agreement if the other party alters its recommendation in favor of the merger; and

•	The requirement that each of Secure Computing and CyberGuard must pay the other a termination fee of $9 million, plus expenses of up to $1 million in the event that the merger agreement is terminated under certain circumstances specified in the merger agreement; and

•	Other terms of the merger agreement, including:

•	The representations and warranties of CyberGuard; and

•	The covenants of Secure Computing and CyberGuard and the effect of such covenants on the operations of each company prior to completion of the merger.

In its review of the proposed merger, Secure Computing’s board of directors also considered the potential adverse impact of other factors, including:

•	The risks described under the section of this joint proxy statement/prospectus entitled “Risk Factors,” including the risk that the potential transaction might not be completed;

•	The limitations imposed on the conduct of Secure Computing regarding its business operations and the solicitation by Secure Computing of alternative business transactions prior to completion of the proposed merger;

•	The uncertainty created by the fixed exchange ratio as to the value of Secure Computing common stock received pursuant to the merger; and

•	The challenges of combining the businesses of two separate corporations and the risks associated with the diversion of management resources and the impact of the merger on employees, collaboration partners and customers.

Secure Computing’s board of directors did not find it constructive to and did not quantify, rank or otherwise assign relative weights to the factors considered in reaching its decision. Secure Computing’s board of directors considered all of the factors outlined above, both positive and negative, in reaching its decision; however, individual members of Secure Computing’s board of directors may have placed different weight on different factors.

This summary of the reasoning of Secure Computing’s board of directors, as well as certain information presented in this section, is forward-looking in nature. This information should be read in light of the factors discussed under the section entitled “Cautionary Statement Concerning Forward-Looking Statements” on page 15.

Secure Computing’s board of directors unanimously approved the merger agreement, the merger, the Warburg Pincus financing and the other transactions contemplated thereby and believes that the terms of the merger are in the best interests of Secure Computing and its stockholders. Secure Computing’s board of directors unanimously recommends that Secure Computing stockholders vote “FOR” the proposal relating to approval of the issuance of shares of Secure Computing common stock pursuant to the merger and “FOR” the proposal relating to approval of the issuance of share of Secure Computing Series A preferred stock and a warrant to acquire Secure Computing common stock pursuant to the Warburg Pincus financing.

Opinion of Secure Computing’s Financial Advisor—Citigroup Global Markets Inc.

Citigroup was retained to act as financial advisor to Secure Computing in connection with a potential combination transaction with CyberGuard. In connection with this engagement, Secure Computing requested that Citigroup evaluate the fairness, from a financial point of view, to Secure Computing of the merger consideration to be paid pursuant to the merger agreement. Pursuant to Citigroup’s letter agreement with Secure Computing dated August 11, 2005, Citigroup rendered an opinion to the Secure Computing board of directors on August 17, 2005 to the effect that, based upon and subject to the considerations and limitations set forth in the opinion, Citigroup’s work described below and other factors it deemed relevant, as of that date, the consideration to be paid in the merger was fair, from a financial point of view, to Secure Computing.

The full text of Citigroup’s written opinion, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the review undertaken, is attached to this joint proxy statement/prospectus as Annex C and is incorporated into this joint proxy statement-prospectus by reference. The summary of Citigroup’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. You are urged to read Citigroup’s opinion carefully and in its entirety.

In arriving at its opinion, Citigroup reviewed the original merger agreement and a draft dated August 17, 2005 of the merger agreement. Citigroup also held discussions with senior officers, directors and other representatives and advisors of Secure Computing and senior officers and other representatives and advisors of CyberGuard concerning the businesses, operations and prospects of Secure Computing and CyberGuard. Citigroup examined publicly available business and financial information relating to Secure Computing and CyberGuard. Citigroup also examined certain financial forecasts and other information and data relating to CyberGuard which were provided to or discussed with Citigroup by the respective managements of Secure Computing and CyberGuard, including information relating to the potential strategic implications and operational benefits, including the amount, timing and achievability thereof, anticipated by the managements of Secure Computing and CyberGuard to result from the merger. Citigroup reviewed the financial terms of the merger as set forth in the merger agreement in relation to, among other things:

•	current and historical market prices and trading volumes of Secure Computing common stock and CyberGuard common stock;

•	historical and projected earnings and other operating data of Secure Computing and CyberGuard; and

•	historical and projected capitalization and financial condition of Secure Computing and CyberGuard.

Citigroup also considered, to the extent publicly available, the financial terms of other transactions recently effected which Citigroup considered relevant in evaluating the transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citigroup considered relevant in evaluating those of Secure Computing and CyberGuard. Citigroup also evaluated the pro forma financial impact of the transaction on Secure Computing. In addition to the foregoing, Citigroup conducted other analyses and examinations and considered other financial, economic and market criteria as Citigroup deemed appropriate in arriving at its opinion.

In rendering its opinion, Citigroup assumed and relied, without assuming any responsibility for independent verification, on the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and on the assurances of the managements of Secure Computing and CyberGuard that they were not aware of any relevant information that was omitted or remained undisclosed to Citigroup. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with it, Citigroup was advised by the managements of Secure Computing and CyberGuard that the forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Secure Computing and CyberGuard as to the future financial performance of Secure Computing and CyberGuard and the potential strategic implications and operational benefits anticipated to result from the merger and the other matters covered thereby. Citigroup assumed, with Secure Computing’s consent, that the financial results, including the potential strategic implications and operational benefits anticipated to result from the merger, reflected in the forecasts and other information and data would be realized in the amounts and at the times projected.

Citigroup had been advised by Secure Computing that the final terms of the merger agreement would not vary materially from those set forth in the draft reviewed by Citigroup, and Citigroup assumed, with Secure Computing’s consent, that the merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents, releases and waivers for the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Secure Computing or CyberGuard or on the contemplated benefits of the merger. Citigroup further assumed, with Secure Computing’s consent, that the merger would qualify for federal income tax purposes as a reorganization.

Citigroup did not express any opinion as to what the value of the Secure Computing common stock component of the merger consideration actually would be when issued pursuant to the merger or the price at which Secure Computing common stock would trade at any time. Citigroup did not express any opinion with respect to the proposed sale of preferred stock and a warrant of Secure Computing to one or more affiliates of Warburg Pincus, the proceeds of which will be used to fund a portion of the cash component of the merger consideration. Citigroup did not make, and was not provided with, an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Secure Computing or CyberGuard, and did not make any physical inspection of the properties or assets of Secure Computing or CyberGuard. Citigroup did not express any view as to, and its opinion did not address, Secure Computing’s underlying business decision to effect the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for Secure Computing or the effect of any other transaction in which Secure Computing might engage. Citigroup’s opinion was necessarily based on information available to Citigroup, and financial, stock market and other conditions and circumstances existing and disclosed to Citigroup, as of the date of its opinion.

In preparing its opinion, Citigroup performed a variety of financial and comparative analyses, including those described below. The summary of these analyses is not a complete description of the analyses underlying Citigroup’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citigroup arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Citigroup believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Citigroup considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Secure Computing and CyberGuard. No company, business or transaction used in those analyses as a comparison is identical to Secure Computing, CyberGuard or the merger, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

The estimates contained in Citigroup’s analyses and the ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Citigroup’s analyses are inherently subject to substantial uncertainty.

The type and amount of consideration payable in the merger was determined through negotiation between Secure Computing and CyberGuard and the decision to enter into the merger was solely that of Secure Computing’s board of directors. Citigroup’s opinion was only one of many factors considered by the Secure Computing board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the Secure Computing board of directors or management with respect to the merger or the consideration payable in the merger.

Citigroup’s advisory services and opinion were provided to the Secure Computing board of directors in connection with its evaluation of the merger consideration and relates only to the fairness, from a financial point of view, to Secure Computing of the merger consideration. Citigroup’s opinion does not address any other aspect of the merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed merger.

In connection with rendering its opinion, Citigroup made a presentation to the Secure Computing board of directors on August 15, 2005, with respect to the material analyses performed by Citigroup in evaluating the fairness of the consideration to be paid by Secure Computing in the merger. Citigroup made a follow-up presentation to the Secure Computing board of directors on August 17, 2005 to update the prior analyses with subsequent market data. The following is a summary of the material financial analyses presented in these presentations. The financial analyses summarized below include information presented in tabular format. In order to fully understand Citigroup’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Citigroup’s financial analyses. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed on or prior to August 16, 2005, and is not necessarily indicative of current or future market conditions.

* * * * *

Historical Exchange Ratio Analysis

Citigroup calculated the current exchange ratio by dividing the closing price per share of CyberGuard common stock by the closing price per share of Secure Computing common stock on August 16, 2005, the last full trading day prior to the announcement of the merger. Citigroup also calculated the high, low and average historical exchange ratios for the ten, thirty, sixty and ninety trading-day, and the six-month, twelve-month and twenty four-month periods, in each case ending August 16, 2005. Citigroup compared these derived historical exchange ratio averages to the implied exchange ratio in the merger of 0.723x. For the purposes of determining average historical exchange ratios, Citigroup rounded the results to the nearest thousandth decimal place. The results of this analysis are set forth below:

	Summary Statistics						0.723x as a Premium to Average
	High		Low		Average
August 16, 2005	0.653	x	0.653	x	0.653	x	10.7%
Preceding Ten Trading Days	0.653	x	0.583	x	0.621	x	16.4%
Preceding Thirty Trading Days	0.653	x	0.542	x	0.592	x	22.0%
Preceding Sixty Trading Days	0.658	x	0.538	x	0.595	x	21.5%
Preceding Ninety Trading Days	0.799	x	0.538	x	0.613	x	17.8%

Preceding Six Months	1.062	x	0.538	x	0.678	x	6.6%
Preceding Twelve Months	1.068	x	0.518	x	0.697	x	3.7%
Preceding Two Years	1.224	x	0.478	x	0.723	x	-0.1%

Comparable Companies Analysis

Citigroup compared financial, operating and stock market data and forecasted financial information of Secure Computing and CyberGuard with similar information for selected publicly traded security software companies. The selected companies considered by Citigroup were:

Large Cap Security Software	Small / Mid Cap Security Software
• Symantec Corporation	• Blue Coat Systems, Inc.

• Check Point Software Technologies Ltd.	• SonicWALL, Inc.

• Websense, Inc.	• Aladdin Knowledge Systems, Ltd.

• Internet Security Systems, Inc.	• SurfControl plc

• RSA Security Inc.	• Tumbleweed Communications Corp.

• WatchGuard Technologies, Inc.

The financial information used by Citigroup for all companies in the course of this analysis was based on publicly available historical financial information, market data as of August 16, 2005 and Wall Street consensus estimates.

For each of the selected comparable companies, Citigroup derived and compared, among other things:

•	the ratio of each company’s firm value to its estimated revenues for each of calendar years 2005 and 2006; and

•	the ratio of the closing price per common share of each company to its estimated earnings per share, or EPS, for each of calendar years 2005 and 2006.

Firm value was calculated as the sum of the value of:

•	all shares of common stock on a fully-diluted basis, less any proceeds that would be received from the exercise of in-the-money options or conversion of in-the-money securities; less

•	cash, cash equivalents, and short-term investments; plus

•	total debt.

The following table sets forth the results of these analyses:

COMPARABLE COMPANIES† MULTIPLES

	RANGE	MEDIAN	MEAN
RATIO OF FIRM VALUE TO:
Estimated Revenue for Calendar Year 2005	0.9x – 2.9x	2.1x	2.0x
Estimated Revenue for Calendar Year 2006	0.8x – 2.3x	1.8x	1.6x

RATIO OF PRICE TO:
Estimated EPS for Calendar Year 2005	16.4x – 35.6x	25.5x	25.0x
Estimated EPS for Calendar Year 2006	14.9x – 27.7x	19.4x	20.1x

†	This analysis of comparable companies includes small / mid cap security software companies for purposes of the revenue analyses and both large and small / mid cap security software companies for purposes of the P/E analyses.

Citigroup compared the ranges of these ratios in the comparable companies against the same ratios for Secure Computing and CyberGuard based on Wall Street consensus estimates. The following table sets forth the relevant comparable information for Secure Computing and CyberGuard:

	CYBERGUARD	SECURE COMPUTING
RATIO OF FIRM VALUE TO:
Estimated Revenue for Calendar Year 2005	3.5x	3.8x
Estimated Revenue for Calendar Year 2006	3.0x	3.3x

RATIO OF PRICE TO:
Estimated EPS for Calendar Year 2005	38.1x	23.1x
Estimated EPS for Calendar Year 2006	23.5x	19.8x

Precedent Transactions Analysis

Citigroup reviewed publicly available information for 34 selected merger or acquisition transactions announced since January 1, 2003 involving public and private companies in the infrastructure software business that it deemed appropriate in analyzing the merger. Of the 34 precedent transactions, 11 were security software deals. In each of the precedent transactions involving private targets, the equity value of the acquired company in the transaction was greater than $200 million. The precedent transactions considered by Citigroup were the following (security software deals are noted in bold):

Date Announced	Acquiror	Target Company
6/28/2005	• Sun Microsystems, Inc.	• SeeBeyond Technology Corporation

6/9/2005	• Computer Associates International, Inc.	• Niku Corporation

4/18/2005	• Adobe Systems Incorporated	• Macromedia, Inc.

4/7/2005	• Computer Associates International, Inc.	• Concord Communications, Inc.

3/14/2005	• International Business Machines Corporation	• Ascential Software Corporation

12/21/2004	• EMC Corporation	• System Management Arts Incorporated

12/16/2004	• Symantec Corporation	• VERITAS Software Corporation

12/13/2004	• 3Com Corporation	• TippingPoint Technologies, Inc.

10/6/2004	• Computer Associates International, Inc.	• Netegrity, Inc.

9/2/2004	• Golden Gate Capital / Inovis, Inc.	• QRS Corporation

8/31/2004	• VERITAS Software Corporation	• KVault Software Ltd.

5/19/2004	• Symantec Corporation	• Brightmail Incorporated

4/29/2004	• BMC Software, Inc.	• Marimba, Inc.

4/26/2004	• CyberGuard Corporation	• Webwasher AG

4/23/2004	• Investors	• Network General Corporation (division of McAfee, Inc.)

4/1/2004	• International Business Machines Corporation	• Candle Corp.

3/4/2004	• Serena Software, Inc.	• Merant plc

3/1/2004	• Lightbridge, Inc.	• Authorize.Net Inc. (division of InfoSpace, Inc.)

Date Announced	Acquiror	Target Company

2/9/2004	• Juniper Networks, Inc.	• NetScreen Technologies, Inc.

2/4/2004	• Hewlett-Packard Company	• Novadigm Inc.

12/15/03	• Check Point Software Technologies Ltd.	• Zone Labs, Inc.

12/15/2003	• EMC Corporation	• VMware Inc.

11/4/2003	• Novell, Inc.	• Suse Linux AG

10/27/2003	• Symantec Corporation	• ON Technology Corporation

10/22/2003	• SafeNet Inc.	• Rainbow Technologies Inc.

10/14/03	• EMC Corporation	• Documentum, Inc.

10/6/2003	• Netscreen Technologies, Inc.	• Neoteris Inc.

8/6/2003	• Interwoven, Inc.	• iManage, Inc.

7/8/2003	• EMC Corporation	• LEGATO Systems, Inc.

6/10/2003	• Mercury Interactive Corp.	• Kintana Inc.

4/4/2003	• Network Associates, Inc.	• Entercept Security Technologies, Inc.

4/1/2003	• Network Associates, Inc.	• IntruVert Networks, Inc.

1/24/2003	• Cisco Systems, Inc.	• Okena, Inc.

For each precedent transaction, Citigroup derived and compared, among other things, the following:

•	the ratio of the implied firm value of the target company in the transaction to:

•	actual revenue of the target company for the latest twelve months prior to the time the transaction was announced; and

•	estimated revenue of the target company for the four quarters following the announcement of the transaction; and

•	the ratio of the price per share of the target company paid in the transaction to estimated EPS of the target company for the four quarters following the announcement of the transaction.

With respect to the financial information for the companies involved in the precedent transactions, Citigroup relied on information from public filings, company press releases, industry and business press reports and Wall Street consensus estimates.

The following table sets forth the results of these analyses:

	Range	Mean	Median
Ratio of the Implied Firm Value of the Target Company to:

• Actual revenue of the target company for the latest twelve months prior to the time the transaction was announced	0.7x – 22.0x	6.0x	4.4x

• Estimated revenue of the target company for the four quarters following the announcement of the transaction	1.1x – 12.0x	4.5x	3.9x

Ratio of the Implied Price Per Share of the Target Company to Estimated EPS of the Target Company for the Four Quarters Following the Announcement of the Transaction	17.6x – 85.0x	44.8x	44.0x

Citigroup compared the ranges of these ratios in the precedent transactions against the same ratios for the merger assuming an implied exchange ratio of 0.723x in the merger. The following table sets forth the relevant comparable information for Secure Computing and CyberGuard:

CyberGuard at 0.723x Exchange Ratio
Ratio of the Implied Firm Value of CyberGuard to:

• Actual revenue of CyberGuard for the latest twelve months prior to the time the transaction was announced	4.2x

• Estimated revenue of the target company for the four quarters following the announcement of the transaction	3.7x

Ratio of the Implied Price Per Share of the Target Company to Estimated EPS of the Target Company for the Four Quarters Following the Announcement of the Transaction	26.1x

Citigroup also reviewed the premiums paid with respect to the various trading prices for the stock of the target company in each of the 34 selected merger or acquisition transactions for which data was available. For each of the precedent transactions in which the merger consideration was all cash, Citigroup determined the premium paid in the transaction, as of the time of announcement, to the average closing per share price of the target company’s common stock for the one, ten and thirty trading days prior to the announcement of the transaction. For each of the precedent transactions in which the merger consideration was all or a majority stock, Citigroup determined the premium paid in the transaction, as of the time of announcement, to the average exchange ratio for the one, ten and thirty trading days prior to the announcement of the transaction. For each of the precedent transactions in which the merger consideration was a combination of cash and stock, Citigroup determined whether the merger consideration was predominantly stock or cash and used the relevant historical premium methodology. The following table sets forth the range, mean and median premiums paid in all the precedent transactions:

	Implied Premium to Target Company Stock Price (X) Day(s) Prior to Announcement:
	1 Day	10 Days	30 Days
Range	12.8% – 71.0%	18.4% – 66.1%	19.3% – 68.1%

Mean	32.0%	36.4%	42.1%

Median	27.3%	34.3%	43.7%

Using the closing price of Secure Computing common stock as of August 16, 2005 and the effective exchange ratio per share of CyberGuard common stock to be paid in the transaction of 0.500 of a share of Secure Computing common stock and $2.73 in cash, Citigroup noted that the implied premiums in the transaction to the average exchange ratios for the one, ten and thirty trading days prior to the announcement of the transaction were 10.7%, 16.4% and 22.0%, respectively.

Pro Forma Earnings Impact Analysis

Citigroup analyzed the pro forma effect of the merger on the combined company’s estimated EPS for calendar year 2006 using Wall Street consensus estimates for EPS. Citigroup considered the impact of a range of pre-tax synergies ranging from $0 to $20 million, assuming that synergies would be taxed at a 12.7% tax rate. Secure Computing management projected realized synergies from the merger ranging from $10 to $15 million. Citigroup excluded purchase accounting adjustments and did not include any impact from changes in net operating loss, or NOL, limitations arising from the combination. Based on this analysis, Citigroup noted that the transaction would be accretive to Secure Computing’s forecasted EPS for calendar year 2006 assuming synergies of at least $3.6 million or more. This analysis suggested that the merger could be accretive to the combined company’s estimated EPS relative to Secure Computing’s estimated EPS on a standalone basis for calendar year

2006 for each synergy case projected by Secure Computing management. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Contribution Analysis

Citigroup analyzed the relative contribution that Secure Computing and CyberGuard would each be making to the combined company with respect to certain financial and operating data. Citigroup based its analyses on financial data and estimates for the calendar years 2005 and 2006, market data as of August 16, 2005 and cash balances as of June 30, 2005. Citigroup did not consider any adjustments or synergies associated with the merger in its contribution analysis. Forecasted information was based on consensus Wall Street estimates and CyberGuard management.

The following table sets forth the results of this analysis:

	CONTRIBUTION		IMPLIED EXCHANGE RATIO
	Secure Computing	CyberGuard
REVENUE‡
LTM Revenue	60.6%	39.4%	0.690x
CY 2005E Revenue	60.6%	39.4%	0.691x
CY 2006E Revenue	59.3%	40.7%	0.726x

NET INCOME
CY 2005E Net Income	74.7%	25.3%	0.396x
CY 2006E Net Income	68.0%	32.0%	0.548x

EQUITY VALUE	64.1%	35.9%	0.653x

FIRM VALUE	62.1%	37.9%	0.653x

‡	Revenue data adjusted for cash balances as of 6/30/2005 for Secure Computing and CyberGuard, respectively

Citigroup considered the foregoing derived implied exchange ratios compared to the implied exchange ratio in the merger of 0.723x.

Miscellaneous

Under the terms of Citigroup’s engagement, Secure Computing has agreed to pay Citigroup for its financial advisory services in connection with the merger an aggregate fee of $750,000, which became payable on August 17, 2005, plus an additional $2,250,000, which will become payable in the event the combination with CyberGuard is completed. Secure Computing has also agreed to reimburse Citigroup for expenses incurred by Citigroup in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify Citigroup and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

In the ordinary course of business, Citigroup and its affiliates may actively trade or hold the securities of Secure Computing and CyberGuard for their own account or for the account of their respective customers and, accordingly, may at any time hold a long or short position in those securities. Citigroup has also acted as exclusive placement agent to Secure Computing in connection with the proposed sale of shares of Series A preferred stock and a warrant to purchase shares of common stock of Secure Computing to Warburg Pincus, the proceeds of which will be used to fund a portion of the cash component of the merger consideration. In addition, Citigroup and its affiliates, including Citigroup Inc. and its affiliates, may maintain relationships with Secure Computing, CyberGuard and their respective affiliates.

Secure Computing selected Citigroup as its financial advisor in connection with the merger based on Citigroup’s reputation, experience and familiarity with Secure Computing, CyberGuard and their respective businesses. Citigroup is an internationally recognized investment banking firm which regularly engages in the valuation of businesses and their securities in connection with merger and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

CyberGuard’s Reasons for the Merger

The CyberGuard board of directors believes that the merger agreement and the merger are advisable and in the best interests of CyberGuard and its stockholders and would be consistent with, and in furtherance of, the long-term business strategies and goals of CyberGuard. Accordingly, the CyberGuard board of directors approved the merger agreement and the merger and recommends that the CyberGuard stockholders vote for adoption of the merger agreement and approval of the merger.

The CyberGuard board of directors, in reaching its decision to approve the merger agreement and the merger, consulted with its management, as well as its financial and legal advisors, reviewed a significant amount of information and considered a variety of factors weighing positively towards the merger, including, without limitation, the following:

•	The exchange ratio of 0.5 for the merger consideration (based on the closing price per Secure Computing common share on August 16, 2005, the last trading day before the signing of the merger agreement) and the cash consideration of $2.73 per share, which implied a value of approximately $8.93 per share of CyberGuard common stock, representing a premium of approximately 14%, 15% and 18% over the closing price per share of CyberGuard common stock on August 16, 2005, August 9, 2005 and July 5, 2005, respectively;

•	A portion of the merger consideration to be received by CyberGuard stockholders is common stock of Secure Computing, which will allow CyberGuard stockholders, following completion of the merger, to participate in the benefits of a more diversified company with greater resources and, as stockholders of Secure Computing, benefit from any future growth of the combined company;

•	The alternatives reasonably available to CyberGuard, including remaining a stand-alone entity and pursuing other strategic acquisitions;

•	Because the exchange ratio for the merger consideration is fixed, the opportunity for CyberGuard stockholders to benefit from any increase in the trading price of Secure Computing common shares between announcement of the merger and the closing of the merger;

•	Its analysis of the business, operations, financial condition, earnings and prospects of both CyberGuard and Secure Computing, including the results of CyberGuard’s due diligence review of Secure Computing and its business;

•	The potential for the merger to create the opportunity to achieve significant cost savings, estimated to be $10 million in calendar 2006 and substantially more annually thereafter, and synergies which will inure to a significant degree to the benefit of CyberGuard stockholders as well as Secure Computing stockholders;

•	The current and prospective industry, economic and market conditions and trends, including increased competition in the industry in which CyberGuard operates, and the belief that the combined company, with greater size and scale, would be better positioned to compete with larger companies in the industry;

•	The strategic nature of the potential transaction, the complementary nature of the companies’ research and development expertise and manufacturing resources, and the belief of CyberGuard’s board that combining the two companies likely will create a stronger company able to deal more efficiently with the costs of being a public company;

•	The opportunity for CyberGuard stockholders to participate in a larger company with a broader and more diverse product line;

•	The fact that current CyberGuard stockholders will own approximately % of the outstanding Secure Computing common stock immediately following the merger;

•	The complimentary nature of the companies’ product lines which will provide the combined company’s sales force a more diverse array of IT security technology products to market and sell to existing and new customers;

•	The potential for the combined company to generate greater revenues, as compared to CyberGuard as a stand-alone entity, through the combination of the two companies’ complementary customer bases, which will inure to a significant degree to the benefit of CyberGuard stockholders as well as Secure Computing stockholders;

•	The potential for the merger to have an accretive effect with regard to Secure Computing’s earnings following completion of the merger, which will inure to a significant degree to the benefit of CyberGuard’s stockholders as well as Secure Computing stockholders;

•	The financial presentation of Raymond James & Associates, Inc. described in the section entitled “—Opinion of CyberGuard’s Financial Advisor—Raymond James & Associates, Inc.” beginning on page , including Raymond James’ opinion to the effect that, as of the date of its opinion, based on its review and subject to the assumptions described in its opinion, an exchange ratio of 0.5 shares of Secure Computing common stock and $2.73 in cash for each outstanding share of CyberGuard common stock was fair from a financial point of view to CyberGuard and its stockholders. See “—Opinion of CyberGuard’s Financial Advisor—Raymond James & Associates, Inc.” on page 51;

•	The terms of the merger agreement relating to third-party offers, including:

•	The limitations on the ability of both parties to solicit offers for alternative business combinations; and

•	Each party’s ability, under certain circumstances, to terminate the merger agreement in order to accept a third party superior proposal. See the section entitled “The Merger Agreement” beginning on page 64;

•	The other terms of the merger agreement, including:

•	The representations and warranties of Secure Computing;

•	The covenants of CyberGuard and Secure Computing and their effect on the operations of CyberGuard and Secure Computing prior to the merger;

•	The conditions required to be satisfied prior to completion of the merger; and

•	The rights of CyberGuard and Secure Computing to terminate the merger agreement;

•	The expectation that the merger will be treated as a tax-free reorganization for U.S. federal income tax purposes, with the result that CyberGuard stockholders should not pay U.S. Federal income tax upon the receipt of shares of Secure Computing common stock pursuant to the merger. CyberGuard stockholders may pay tax, however, on the receipt of cash paid for each outstanding share of CyberGuard common stock that they own at the time of the merger. See the section entitled “The Proposed Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 58;

In addition to these factors, the CyberGuard board of directors also considered the potential adverse impact of other factors weighing negatively on the potential transaction. These included the following:

•	The risks described under the section of this joint proxy statement/prospectus entitled “Risks Relating to the Merger”;

•	The challenges of combining the businesses and workforces of Secure Computing and CyberGuard;

•	The risk that the cost savings, synergies and other benefits expected to be obtained in the transaction might not be fully realized;

•	Because only approximately % of outstanding Secure Computing shares have committed to voting in favor of the issuance of the Secure Computing common stock to be used as part of the merger consideration, as opposed to the approximately % of outstanding CyberGuard shares committed to voting in favor of the merger agreement and the merger, the risk that Secure Computing stockholders will not approve such issuance, in which case CyberGuard would only be entitled to up to a $1,000,000 expense reimbursement fee;

•	The potential disruption to CyberGuard’s business that may result from the announcement of the merger, including the potential loss of existing customers and employees, the potential for the renegotiation of terms with existing customers on terms less favorable to CyberGuard, and the potential for not being able to obtain new business from existing or potential customers;

•	Because the exchange ratio for the merger consideration is fixed, CyberGuard stockholders will be adversely affected by any decrease in the sale price of Secure Computing common shares between the date of execution of the merger agreement and the closing of the merger, which would not have been the case had the consideration been based on a fixed value (that is a fixed dollar amount of value per share in all cases);

•	The limitations imposed in the merger agreement on the conduct by CyberGuard of its business and on the solicitation by CyberGuard of alternative business combinations prior to completion of the merger;

•	The requirement that CyberGuard must pay to Secure Computing a termination fee of $9 million, plus expenses of up to $1 million if the merger agreement is terminated under certain circumstances specified in the merger agreement. See the section entitled “The Merger Agreement—Termination Fee” beginning on page 73;

•	The loss of autonomy of CyberGuard;

•	The risk that the merger might not be completed and the effect of the resulting public announcement of the termination on:

•	The market price of CyberGuard common stock;

•	CyberGuard’s operating results, particularly in light of the costs incurred in connection with the potential transaction, including the potential requirement to make a termination payment and expense reimbursement; and

•	CyberGuard’s ability to attract and retain key personnel.

The CyberGuard board of directors also considered the interests that certain executive officers and directors of CyberGuard may have with respect to the merger in addition to their interests as stockholders of CyberGuard generally (see the section entitled “—Interests of Executive Officers and Directors of CyberGuard in the Merger” beginning on page 61) and the fact that certain provisions of the certificate of incorporation and bylaws of Secure Computing, including the fact that Secure Computing has a stockholder rights plan in effect, may be viewed as having anti-takeover effects with respect to transactions not approved by the board of directors of Secure Computing, which the CyberGuard board of directors considered as being neutral in its evaluation of the potential transaction. See the section entitled “Comparison of Stockholder Rights and Corporate Governance Matters” beginning on page 129.

The CyberGuard board of directors concluded that the positive aspects of the merger significantly outweighed the foregoing negative and neutral factors.

This discussion of the information and factors considered by the CyberGuard board of directors includes all the material positive, negative and neutral factors considered by the CyberGuard board of directors, but it is not intended to be exhaustive and may not include all of the factors considered by the CyberGuard board. In reaching its determination to approve and recommend the merger agreement and the merger, the CyberGuard board of directors did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the merger agreement and the merger are advisable and in the best interests of CyberGuard and its stockholders. Rather, the CyberGuard board of directors viewed its position and recommendation as being based on the totality of the information presented to and factors considered by it. In addition, individual members of the CyberGuard board of directors may have given differing weights to different factors.

In considering the recommendation of the CyberGuard board of directors with respect to the merger agreement and the merger, you should be aware that certain CyberGuard directors and officers have arrangements that cause them to have interests in the transaction that may be different from, or are in addition to, the interests of CyberGuard stockholders generally. See the section entitled “—Interests of Executive Officers and Directors of CyberGuard in the Merger” beginning on page     .

Opinion of CyberGuard’s Financial Advisor—Raymond James & Associates, Inc.

Pursuant to an engagement letter dated March 31, 2005, CyberGuard retained Raymond James to act as its sole, external investment banking advisor to evaluate strategic alternatives for CyberGuard, including the possible sale of all or a material portion of the assets or securities of CyberGuard to, or merger with, Secure Computing or various other third parties. On August 17, 2005, Raymond James delivered its oral opinion, as confirmed by its written opinion dated August 17, 2005, to the CyberGuard board of directors that, as of that date, and based upon and subject to the various qualifications, limitations, factors and assumptions stated in the full text of Raymond James’ opinion, the consideration to be received by CyberGuard’s stockholders, in exchange for each share of the outstanding common stock of CyberGuard, of 0.5 shares of Secure Computing common stock, and $2.73 in cash, was fair from a financial point of view, to the holders of CyberGuard common stock.

The full text of Raymond James’ written opinion, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken by Raymond James in connection with the opinion, is attached as Annex F to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. You are urged to read Raymond James’ opinion in its entirety. The summary of Raymond James’ written opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion attached as Annex D.

Raymond James’ opinion was given to the CyberGuard board of directors for its consideration of the proposed merger and is not a recommendation to any CyberGuard stockholder as to whether the merger is in that stockholder’s best interest or as to whether any stockholder should vote for or against the merger. Raymond James neither determined nor recommended to the CyberGuard board of directors the amount of consideration to be paid by Secure Computing in connection with the merger. Additionally, Raymond James does not express any opinion as to the likely trading range of CyberGuard common stock or Secure Computing common stock prior to or following the merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of CyberGuard or Secure Computing, as the case may be.

In connection with its review of the proposed merger and the preparation of its opinion herein, Raymond James have, among other things:

•	reviewed the financial terms of the Transaction (“Transaction” and “Agreement” are defined in the opinion attached as Annex D) as reflected in the Agreement;

•	reviewed the audited financial statements of CyberGuard as of and for the fiscal years ended June 30, 2004, 2003 and 2002 and the unaudited financial statements for the year ended June 30, 2005; periods ended March 31, 2005; December 31, 2004; and September 30, 2004;

•	reviewed the audited financial statements of Secure Computing as of and for the fiscal years ended December 31, 2004, 2003 and 2002 and the unaudited financial statements for the periods ended June 30, 2005; and March 31, 2005;

•	reviewed other CyberGuard and Secure Computing financial and operating information provided by the senior managements of CyberGuard and Secure Computing;

•	reviewed and discussed with the respective senior managements of CyberGuard and Secure Computing the historical and anticipated future financial performance of each company;

•	discussed the past and current operations, financial condition, and prospects of CyberGuard and Secure Computing with the respective senior management of each company;

•	reviewed the historical stock trading prices of CyberGuard and Secure Computing as well as historical relationship between the two stock prices;

•	reviewed the premiums implied by the offer price compared to the trading prices one day, 5 days and 30 days prior to the announcement date with selected transactions in the technology industry since January 1, 2003;

•	compared some aspects of the financial performance of CyberGuard with comparable public companies;

•	compared historical and consensus estimates of CyberGuard and Secure Computing;

•	analyzed available public information concerning mergers and acquisitions comparable in whole or in part with the Transaction and the valuations metrics in those transactions;

•	reviewed the historical and projected pro forma contribution of CyberGuard and Secure Computing to the combination;

•	reviewed certain other publicly available information on CyberGuard and Secure Computing; and

•	discussed with members of the senior management of CyberGuard certain information relating to the aforementioned and any other matters which it deemed relevant to its inquiry.

Raymond James assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to it by CyberGuard, Secure Computing or any other party, and Raymond James undertook no duty or responsibility to verify independently any of such information. Raymond James did not make or obtain an independent appraisal of the assets or liabilities (contingent or otherwise) of CyberGuard or Secure Computing. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James assumed, with CyberGuard’s consent, that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and Raymond James relied upon each party to advise it promptly if any information previously provided became inaccurate or was required to be updated during the period of Raymond James’ review.

Raymond James assumed, with CyberGuard’s consent, that for federal income tax purposes, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Raymond James also assumed, with CyberGuard’s consent, that the merger will be consummated in accordance with the terms of the merger agreement, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the merger and the other transactions contemplated by the merger agreement, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on CyberGuard, Secure Computing or the contemplated benefits of the merger in any way meaningful to Raymond James’ analysis. In rendering its opinion, Raymond James assumed and relied on the truth and accuracy of the representations and warranties in the merger agreement.

Raymond James’ opinion was based upon market, economic, financial and other circumstances and conditions existing and disclosed to it as of August 16, 2005 and any material change in such circumstances and conditions would require a reevaluation of its opinion, which Raymond James is not obligated to undertake unless CyberGuard requests it to do so.

Raymond James expressed no opinion as to the underlying business decision to effect the merger, the structure or tax consequences of the merger agreement or the availability or advisability of any alternatives to the merger. Raymond James did not structure the merger or negotiate the final terms of the merger. Raymond James’ opinion was limited to the fairness to the stockholders of CyberGuard, from a financial point of view, of the consideration to be received by the stockholders of CyberGuard in the merger. Raymond James expressed no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the CyberGuard board of directors to approve or consummate the merger.

Fairness Opinion Analyses

The following is a summary of the financial analyses Raymond James presented to the CyberGuard board of directors on August 17, 2005 in connection with the delivery of Raymond James’ opinion.

This summary is provided for your convenience but is not a complete description of the analyses underlying the fairness opinion. The complete text of the fairness opinion is attached to this joint proxy statement/prospectus as Annex D, and you are urged to read it in its entirety. Raymond James’ opinion was not based on any one analysis or any particular subset of these analyses but rather gave consideration to all of the analyses taken as a whole. No company or transaction used in the analyses described below is directly comparable to CyberGuard, Secure Computing or the contemplated merger. The information summarized in the tables that follow should be read in conjunction with the accompanying text.

Analysis of Selected Publicly-traded Comparable Companies

Raymond James analyzed selected historical financial, operating, and stock market data of CyberGuard, Secure Computing and other publicly-traded companies that Raymond James deemed to be comparable to CyberGuard. The ten companies deemed by Raymond James to be reasonably comparable to CyberGuard were:

Company Name

Aladdin Knowledge Systems Ltd.

Blue Coat Systems, Inc.

Internet Security Systems, Inc.

RSA Security, Inc.

SafeNet, Inc.

SonicWALL, Inc.

Tumbleweed Communications Corp.

VASCO Data Security International, Inc.

WatchGuard Technologies, Inc.

Websense, Inc.

Raymond James examined certain publicly available financial data of the ten publicly-traded comparable companies, including, where meaningful, the ratio of enterprise value (equity value plus total debt, including preferred stock, less cash and cash equivalents) to historical and projected revenue and earnings before interest, taxes, depreciation and amortization, or EBITDA, and the ratio of price to earnings for the calendar years ending 2004, 2005 and 2006. The projections for future revenue, EBITDA and net income were derived or obtained from estimates in publicly disseminated research reports. These estimates were not prepared solely for use in Raymond James’ opinion, and Raymond James has undertaken no duty or responsibility to verify or update these estimates. The following table summarizes the results of this analysis:

Selected Publicly-Traded Comparable Companies

	Minimum	Mean	Median	Maximum
Total Enterprise Value to:
2004 Revenue	0.9x	3.2x	3.1x	8.3x
2005E Revenue	0.9x	3.0x	2.5x	6.9x
2006E Revenue	0.8x	2.4x	2.2x	5.1x
2004 EBITDA	10.7x	16.0x	15.5x	22.7x
2005E EBITDA	9.6x	17.5x	14.0x	33.3x
2006E EBITDA	7.8x	13.1x	11.5x	21.0x

Price to:
2004 Earnings	24.1x	40.8x	34.4x	66.2x
2005E Earnings	19.7x	36.5x	29.5x	84.0x
2006E Earnings	16.4x	22.8x	22.2x	33.4x

Raymond James then applied the ratios derived from its analysis of selected public-traded comparable companies to CyberGuard’s audited operating results for the year ended June 30, 2004, and to projected revenue, EBITDA and net income for CyberGuard for the calendar years ending 2005 and 2006 in order to determine an implied equity value per share for each of the above financial measures. The projections for future revenue, EBITDA and net income for CyberGuard were provided by CyberGuard management. These estimates were not prepared solely for use in Raymond James’ opinion, and Raymond James has undertaken no duty or responsibility to verify or update these estimates. The following table summarizes the results of the comparable company analysis:

Implied Price Per Share for CyberGuard Common Stock

	Minimum	Mean	Median	Maximum
Total Enterprise Value to:
2004 Revenue	$2.42	$6.37	$6.16	$15.08
2005E Revenue	$2.75	$7.00	$6.07	$14.74
2006E Revenue	$2.83	$6.71	$6.17	$13.08
2004 EBITDA	$4.05	$5.58	$5.43	$7.51
2005E EBITDA	$4.54	$7.44	$6.16	$13.33
2006E EBITDA	$5.83	$9.13	$8.16	$14.06

Price to:
2004 Earnings	$4.30	$7.29	$6.14	$11.83
2005E Earnings	$3.59	$6.64	$5.37	$15.29
2006E Earnings	$6.85	$9.55	$9.30	$14.00

In its presentation to the CyberGuard board of directors, Raymond James noted that the potential transaction value of $8.93 per share of CyberGuard common stock, based on the exchange ratio of 0.72x the 10-day average closing price of Secure Computing common stock as of and including August 16, 2005, was within the minimum/maximum range of all revenue statistics, 2005E and 2006E EBITDA statistics, and all net income statistics. Raymond James also noted that the transaction value of $8.93 was above the minimum/maximum range of the 2004 EBITDA statistic, and above the mean/median ranges for all revenue statistics.

Analysis of Merger and Acquisition Transactions

Analysis of Selected Security Infrastructure Merger and Acquisition Transactions

Raymond James compared the proposed merger with selected comparable security infrastructure merger and acquisition transactions. No transaction analyzed in Raymond James’ comparable transaction analysis was identical to the merger. Accordingly, this analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics and in other factors that distinguish the CyberGuard/Secure Computing merger from the other transactions considered, because all of these factors, both individually and cumulatively, could affect the acquisition value of the target companies to which CyberGuard is being compared.

Raymond James analyzed the ratio of the enterprise value to revenue for the trailing twelve months (TTM) as of the most recent quarter and the next twelve months (NTM) as of the announcement date for each of the target companies. Raymond James analyzed nine comparable merger and acquisition transactions in the security industry that closed between January 2003 and June 2005. The merger and acquisition transactions considered are listed in the following table:

Target	Acquirer
TippingPoint Technologies, Inc.	3Com Corp.
Netegrity, Inc.	Computer Associates International, Inc.
NetSolve, Inc.	Cisco Systems, Inc.
NetScreen Technologies, Inc.	Juniper Networks, Inc.
Rainbow Technologies, Inc.	SafeNet, Inc.
ON Technology Corp.	Symantec Corp.
N2H2, Inc.	Secure Computing Corp.
Nexland, Inc.	Symantec Corp.
Valicert, Inc.	Tumbleweed Communications Corp.

The following table summarizes the results of this analysis:

Selected Security Infrastructure Merger and Acquisition Transaction Multiples

	Minimum	Mean	Median	Maximum
TTM Revenue	1.7x	3.6x	2.6x	10.7x
NTM Revenue	1.7x	3.8x	2.5x	7.3x

Raymond James then applied the multiples, where meaningful, derived from the analysis of selected merger and acquisition transactions to CyberGuard’s unaudited trailing twelve months revenue as of June 30, 2005, and its projections for the next twelve months from June 30, 2005 to determine implied equity values per share of CyberGuard common stock. The following table summarizes the results of this analysis:

Implied Price Per Share of CyberGuard Common Stock

	Minimum	Mean	Median	Maximum
TTM Revenue	$4.23	$7.62	$5.75	$21.09
NTM Revenue	$4.61	$9.36	$6.51	$17.02

In its presentation to the CyberGuard board of directors, Raymond James noted that the potential transaction value of $8.93 per share of CyberGuard common stock, based on the exchange ratio of 0.72x 10-day average closing price of Secure Computing common stock as of and including August 16, 2005, was within the minimum/maximum range of TTM revenue and NTM revenue and above all mean/median statistics except the NTM Revenue Mean.

Raymond James analyzed the above 9 business combinations with respect to the premium paid on the acquired company’s common stock relative to its share price one day, five days and thirty days prior to announcement. The table below summarizes the results of this analysis:

Selected Security Infrastructure Merger and Acquisition Transaction Premiums

	Minimum	Mean	Median	Maximum
1 trading day Premium	16%	30%	24%	57%
5 trading days Premium	16%	30%	20%	59%
30 trading days Premium	14%	76%	71%	244%

Raymond James then applied the premiums derived from the analysis of selected security infrastructure merger and acquisition transactions to CyberGuard’s closing stock price on August 16, 2005 to determine implied equity values per share of CyberGuard common stock. The following table summarizes the results of this analysis:

Implied Price Per Share of CyberGuard Common Stock

	Minimum	Mean	Median	Maximum
1 trading day Premium	$9.11	$10.20	$9.75	$12.32
5 trading days Premium	$9.01	$10.07	$9.28	$12.31
30 trading days Premium	$6.86	$10.63	$10.28	$20.75

In its presentation to the CyberGuard board of directors, Raymond James noted that the potential transaction value of $8.93 per share of CyberGuard common stock, based on the exchange ratio of 0.72x 10-day average closing price of Secure Computing common stock as of and including August 16, 2005, was lower than the minimum/maximum range of the 1-day and 5-day premiums and was within the minimum/maximum range for the 30-day premium.

Analysis of Selected Technology Company Merger and Acquisition Transactions

Additionally, Raymond James analyzed the premiums paid for 48 selected merger and acquisition transactions where the target was a technology company and the total purchase price for the equity was between $100 million and $500 million. The table below summarizes the results of this analysis:

	Minimum	Mean	Median	Maximum
1 trading day Premium	4%	35%	30%	89%
5 trading days Premium	7%	37%	35%	99%
30 trading days Premium	6%	45%	38%	175%

Raymond James then applied the premiums derived from the analysis of selected technology company merger and acquisition transactions to CyberGuard’s closing stock price on August 16, 2005 to determine implied equity values per share of CyberGuard common stock. The following table summarizes the results of this analysis:

Implied Price Per Share of CyberGuard Common Stock

	Minimum	Mean	Median	Maximum
1 trading day Premium	$8.17	$10.63	$10.22	$14.86
5 trading days Premium	$8.29	$10.60	$10.42	$15.42
30 trading days Premium	$6.39	$8.75	$8.29	$16.58

In its presentation to the CyberGuard board of directors, Raymond James noted that the potential transaction value of $8.93 per share of CyberGuard common stock, based on the exchange ratio of 0.72x 10-day average closing price of Secure Computing common stock as of and including August 16, 2005, was within the minimum/maximum range of the 1-day and 5-day and 30-day premiums.

The comparable transaction analysis described above, as is typical, was based on market data for companies deemed to be similar to CyberGuard and on previous transactions deemed similar to the merger. Since no company or transaction is precisely comparable to CyberGuard or the merger, the analysis relied on data from a group of companies and transactions. If single transaction comparisons were to be used, the implied value for CyberGuard would vary significantly depending on which transaction is chosen. For this reason, the analysis presents the results for not only the highest and lowest implied values for each analysis, but also for the median and mean values for the entire group transactions analyzed.

The summary set forth above does not purport to be a complete description of the analyses of data underlying Raymond James’ fairness opinion or its presentation to the CyberGuard board of directors. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses set forth in its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, so the ranges of valuations resulting from any particular analysis described above should not be taken to be Raymond James’ view of the actual value of CyberGuard.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond Raymond James’ control. The other principal assumptions upon which Raymond James based its analyses are set forth above under the description of each analysis. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values, or actual future results which might be achieved, all of which may be significantly more or less favorable than those suggested by such analyses. Such analyses were prepared solely as part of Raymond James’ analysis of the fairness of the consideration to be received in the merger by the common stockholders of CyberGuard from a financial point of view, and said analyses were provided to the CyberGuard board of directors. The analyses do not purport to be appraisals or to reflect the prices at which businesses or securities might be sold. In addition, as described above, the opinion of Raymond James was one of many factors taken into consideration by the CyberGuard board of directors in making its determination to approve the transaction. Consequently, the analyses described above should not be viewed as determinative of the CyberGuard board of directors’ opinion with respect to the value of CyberGuard, nor should the analyses be viewed in any way as a recommendation as to how stockholders should vote or act on any manner relating to the merger.

Raymond James received a fee of $300,000 from CyberGuard upon delivery of its opinion. Raymond James has been engaged to render financial advisory services to CyberGuard in connection with the proposed merger and will also receive a fee of 0.90% of the value of all cash, securities, property or other assets received by CyberGuard pursuant to the merger, minus a $100,000 cash retainer Raymond James has already received from CyberGuard for such services, which fee is contingent upon consummation of the merger. In the ordinary course of business, Raymond James may trade in the securities of CyberGuard and Secure Computing for its own account and for the accounts of its customers. Accordingly, Raymond James may at any time hold a long or short position in such securities. Raymond James has also provided financial advisory and investment services to CyberGuard in the past, including having provided investment advisory services to CyberGuard in July 2004, and in the future may seek to provide similar services to CyberGuard or Secure Computing.

Raymond James has consented to the descriptions of its fairness opinion in this joint proxy statement/prospectus and to the inclusion of the full text of its fairness opinion as Annex D to this joint proxy statement/prospectus. Raymond James is a nationally recognized investment banking firm. Raymond James and its affiliates, as part of their investment banking activities, are regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. CyberGuard selected Raymond James as its financial advisor on the basis of Raymond James’ experience and expertise in mergers and acquisitions transactions.

Accounting Treatment of the Merger

Secure Computing will account for the merger as a purchase under accounting principles generally accepted in the United States. Under the purchase method of accounting, the assets and liabilities of CyberGuard will be recorded, as of completion of the merger, at their respective fair values and added to those of Secure Computing. Reported financial condition and results of operations of Secure Computing after completion of the merger will reflect CyberGuard’s balances and results after completion of the merger, but will not be restated retroactively to reflect the historical financial condition or results of operations of CyberGuard. Following completion of the merger, the earnings of the combined company will reflect purchase accounting adjustments, the recording of significant amortizable intangible assets as well as goodwill and increased cost of sales, amortization and depreciation expense for acquired assets.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a discussion of the material U.S. federal income tax consequences of the merger to CyberGuard stockholders who exchange their shares of CyberGuard common stock for shares of common stock of Secure Computing and cash in connection with the merger. This discussion addresses only a CyberGuard stockholder who is a U.S. citizen or resident and holds CyberGuard common stock as a capital asset. It does not address all of the U.S. federal income tax consequences that may be relevant to a particular CyberGuard stockholder in light of that stockholder’s individual circumstances or to a CyberGuard stockholder who is subject to special rules, including, without limitation:

•	A financial institution or insurance company;

•	A mutual fund;

•	A tax-exempt organization;

•	A stockholder who is not a U.S. person for U.S. federal income tax purposes;

•	A pass-through entity or an investor in such an entity;

•	A dealer or broker in securities or foreign currencies;

•	A stockholder who holds CyberGuard common stock through individual retirement or other tax-deferred accounts;

•	A trader in securities who elects to apply a mark-to-market method of accounting;

•	A stockholder who holds CyberGuard common stock as part of a hedge, appreciated financial position, straddle, constructive sale or conversion transaction; and

•	A stockholder who acquired his or her shares of CyberGuard common stock pursuant to the exercise of employee stock options or otherwise as compensation.

The following discussion is based on the Code, applicable Treasury regulations promulgated thereunder, administrative interpretations and court decisions, each as in effect as of the date of this joint proxy statement/prospectus and all of which are subject to change, possibly with retroactive effect. It is not binding on the IRS. In addition, the discussion does not address any state, local or foreign tax consequences of the merger.

CyberGuard stockholders are urged to consult their respective tax advisors as to the specific tax consequences to them of the merger in light of their particular circumstances, including the applicability and effect of U.S. federal, state, local, foreign and other tax laws and applicable tax reporting requirements.

Secure Computing and CyberGuard have structured the merger so that it is anticipated that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to completion of the merger that Secure Computing receive a written opinion from Heller Ehrman LLP and CyberGuard receive a written opinion from Boult, Cummings, Conners & Berry, PLC, in each case dated as of the effective date of the merger, both to the effect that the merger will qualify as such a reorganization. Secure Computing’s and CyberGuard’s conditions relating to these tax opinions are not waivable after receipt of CyberGuard stockholder approval without reapproval by CyberGuard stockholders (with appropriate disclosure), and neither Secure Computing nor CyberGuard intends to waive this condition. The tax opinions will rely on assumptions, including assumptions regarding the absence of changes in existing facts and law and completion of the merger in the manner contemplated by the merger agreement, and representations and covenants made by Secure Computing, Bailey Acquisition Corp. and CyberGuard, including those contained in representation letters of officers of Secure Computing, Bailey Acquisition Corp. and CyberGuard; some of the assumptions, representations and covenants will be made with respect to events that will occur after the effective time of the merger. If any of those representations, covenants or assumptions is inaccurate, counsel may not be able to render the required opinions and the tax consequences of the merger could differ from those discussed here. An opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or any court, nor does it preclude the IRS from adopting a contrary position. No ruling has been or will be sought from the IRS on the U.S. federal income tax consequences of the merger.

Assuming the accuracy of certain customary representations and covenants to be made by Secure Computing, Bailey Acquisition Corp. and CyberGuard in representation letters to be delivered to counsel by the respective managements of Secure Computing, Bailey Acquisition Corp. and CyberGuard, and based on certain other customary assumptions, Boult, Cummings, Conners & Berry, PLC, counsel to CyberGuard, and Heller Ehrman LLP, counsel to Secure Computing, are of the opinion that the merger will qualify as a reorganization under Section 368(a) of the Code, and that the following U.S. federal income tax consequences will result:

•

A CyberGuard stockholder will recognize gain (but will not be able to claim a loss) upon the receipt of Secure Computing common stock and cash pursuant to the merger in exchange for CyberGuard common stock to the extent that the lesser of (i) the amount of cash received pursuant to the merger (other than cash received in lieu of a Secure Computing fractional share) or (ii) the excess of the sum of the cash (other than cash received in lieu of a Secure Computing fractional share) and the fair market value at the effective time of the merger of the Secure Computing common stock received pursuant to the merger (including the fair market value at the effective time of the merger of a Secure Computing fractional share), exceeds the stockholder’s adjusted tax basis in the CyberGuard common stock surrendered. Any such gain will generally be capital gain, and such capital gain will be long-term capital gain if the CyberGuard stock was held more than one year as of the effective time of the merger. If a CyberGuard stockholder owns Secure Computing common stock, actually or constructively (within the meaning of certain constructive ownership rules under the Code), at the effective time of the merger, special rules may cause the gain recognized to be taxed as ordinary dividend income rather than capital gain. CyberGuard stockholders should consult their own tax advisors with respect to that possibility in such circumstances.

•	A CyberGuard stockholder’s tax basis in shares of Secure Computing common stock received in connection with the merger will equal (i) the stockholder’s tax basis in the CyberGuard common stock surrendered in the merger, increased by (ii) the amount of gain recognized by the CyberGuard stockholder (other than gain recognized with respect to a Secure Computing fractional share for which cash is received) and reduced by (iii) the amount of cash received by the CyberGuard stockholder (other than cash received with respect to a Secure Computing fractional share) and the portion of the tax basis in the CyberGuard common stock allocable to the fractional share of Secure Computing common stock for which cash is received.

•	A CyberGuard stockholder’s holding period for Secure Computing common stock received in the merger will include the period during which the stockholder held the CyberGuard common stock surrendered in the merger.

•	Any cash received by a CyberGuard stockholder for a fractional share of Secure Computing common stock will be treated as though the stockholder received such fractional share and then Secure Computing redeemed it in exchange for such cash. A CyberGuard stockholder generally should recognize capital gain or loss equal to the excess of the amount of cash received for such fractional share over the portion of the adjusted tax basis in the CyberGuard common stock allocable to the fractional share of Secure Computing common stock. Such capital gain or loss will be long-term capital gain or loss if the CyberGuard common stock was held more than a year as of the effective time of the merger. If a CyberGuard stockholder owns Secure Computing common stock, actually or constructively (within the meaning of certain constructive ownership rules under the Code), at the effective time of the merger, special rules may cause the gain recognized to be taxed as ordinary dividend income rather than capital gain. CyberGuard stockholders should consult their own tax advisors with respect to that possibility in such circumstances.

•	None of Secure Computing, Bailey Acquisition Corp. or CyberGuard will recognize gain or loss solely as a result of the merger.

Payments made to a CyberGuard stockholder may be subject to information reporting to the IRS and a 28% backup withholding tax. Backup withholding will not apply to a payment if the CyberGuard stockholder properly completes and signs the substitute Form W-9 which will be included as part of the transmittal letter, or otherwise proves to Secure Computing that the stockholder is exempt from backup withholding. If backup withholding applies to a CyberGuard stockholder, the amount of tax withheld will be credited against the stockholder’s U.S. federal income tax liability.

No Appraisal Rights

Under Delaware law, Secure Computing stockholders will not have appraisal rights pursuant to the merger and the other transactions contemplated by the merger agreement. Under Florida law, CyberGuard stockholders will not have appraisal rights or dissenter’s rights in connection with the merger if the merger agreement and the transactions contemplated by the merger agreement are approved.

Federal Securities Laws Consequences; Stock Transfer Restriction Agreements

All shares of Secure Computing common stock received by CyberGuard stockholders pursuant to the merger will be freely transferable, except that shares of Secure Computing common stock received by persons who are deemed to be “affiliates” of CyberGuard under the Securities Act at the time of CyberGuard’s special meeting may be resold by them only in transactions permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of CyberGuard for these purposes have executed affiliate agreements in connection with the merger and generally include individuals or entities that control, are controlled by or are under common control with CyberGuard, and may include CyberGuard directors and executive officers as well as large stockholders. See “The Merger Agreement—Other Agreements” beginning on page •.

Interests of Executive Officers and Directors of Secure Computing in the Merger

Secure Computing’s directors and executive officers have interests in the merger as individuals in addition to, and that may be different from, their interests as stockholders. In particular, all executive officers will receive accelerated vesting of their stock options with the exception of John McNulty, who has waived his right to this benefit. All executive officers have interests in the combined company as employees in terms of job responsibilities, working environment and compensation that may be in addition to and different from their interests as stockholders. All continuing directors will have the responsibility for being directors of a new and larger company after the merger. Secure Computing’s board of directors was aware of these interests and considered them in its decision to approve the merger agreement.

The following table sets forth additional benefits to be received by the directors and executive officers of Secure Computing when the options to purchase Secure Computing common stock held by them will be accelerated so that they fully vest in connection with the merger.

Name	Options Vested (as of 8/17/05)	Additional Vesting Upon Closing of Merger	Aggregate Dollar Value of Additional Vesting(1)
Timothy J. Steinkopf	301,312	166,188	$577,632
Vince Schiavo	273,624	141,376	$487,291
Michael J. Gallagher	181,046	149,377	$493,574
Mary K. Budge	89,382	50,000	$159,000
Robert J. Frankenberg	151,208	11,250	$34,538
James Jordan	94,750	11,250	$34,538
Stephen M. Puricelli	72,250	11,250	$34,538
Eric P. Rundquist	163,031	11,250	$34,538
Alexander Zakupowsky, Jr.	103,083	11,250	$34,538

(1)	Represents the product of (a) the difference between the exercise price of each option and $12.28 per share and (b) the number of options with an exercise price of less than $12.28 per share that will become exercisable upon completion of the merger.

Interests of Executive Officers and Directors of CyberGuard in the Merger

CyberGuard’s directors and executive officers have interests in the merger as individuals in addition to, and that may be different from, their interests as stockholders. In particular, all CyberGuard officers will receive accelerated vesting of their stock options. All continuing directors will have the responsibility for being directors of a new and larger company after the merger. CyberGuard’s board of directors was aware of these interests and considered them in its decision to approve the merger agreement.

The following table sets forth additional benefits to be received by the directors and executive officers of CyberGuard when the options to purchase CyberGuard common stock held by them will be accelerated so that they fully vest in connection with the merger.

Name	Vested (as of 8/17/05)	Vesting Upon Closing of Merger	Aggregate Dollar Value(1)	Severance Benefits
Patrick J. Clawson	519,650	275,000	$314,000	$250,000
Michael G. Wittig	363,757	50,000	$31,400	$175,000
Michael Matte	414,327	43,750	$39,250	$175,000
Mark Reese	0	250,000	$392,500	$177,500
Gary Taggart	22,500	7,500	$13,650	$165,000

(1)	Represents the product of (a) the difference between the exercise price of each option and $7.86 per share and (b) the number of options with an exercise price of less than $7.86 per share that will become exercisable upon completion of the merger.

Biographies of New Directors

Cary J. Davis. 39 Years old. Cary J. Davis is a Managing Director of Warburg Pincus. Mr. Davis joined Warburg Pincus in 1994 and leads the firm’s investments in the infrastructure software sector. Prior to joining Warburg Pincus, he was executive assistant to Michael Dell at Dell Computer and a consultant at McKinsey & Company.

Richard L. Scott. 52 years old. Richard L. Scott was appointed as a director of CyberGuard in April 2004. Mr. Scott is currently the Chairman and Chief Executive Officer of Richard L. Scott Investments, LLC, a private investment company, where he has served since July 1997. Mr. Scott was the founder, Chairman and Chief Executive Officer of HCA, Inc., formerly named Columbia/HCA Healthcare Corporation. Mr. Scott previously served on CyberGuard’s board of directors from February 2001 to March 2003. Mr. Scott holds an undergraduate degree in business administration from the University of Missouri and a law degree from Southern Methodist University.

Treatment of CyberGuard Stock Options

Each outstanding CyberGuard stock option will be assumed by Secure Computing upon completion of the merger and, after such date, will be exercisable for shares of Secure Computing common stock, except that: (a) each such option thereafter shall be exercisable for a number of shares of Secure Computing common stock (rounded down to the nearest whole share) equal to 0.723 of the number of shares of CyberGuard common stock subject to such option, (b) the exercise price per share of Secure Computing common stock thereafter shall equal 1.383 (rounded up to the nearest whole cent) times the exercise price per share of CyberGuard common stock subject to such option in effect immediately prior to completion of the merger, and (c) the vesting of all CyberGuard options shall accelerate and those options will become fully exercisable upon completion of the merger. See, “Risk Factors—Risks Related to the Merger” on page 16.

Indemnification; Directors’ and Officers’ Insurance

The merger agreement generally provides that following completion of the merger, Secure Computing will cause the surviving corporation to honor and fulfill the obligations of CyberGuard and Secure Computing pursuant to any written indemnification agreements between CyberGuard and its directors or officers. Following the merger, the certificate of incorporation and bylaws of the surviving corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable as those contained in the articles of incorporation and bylaws of CyberGuard immediately prior to completion of the merger, which provisions will not be amended, repealed or otherwise modified for a period of six years after completion of the merger in any manner that would adversely affect the rights thereunder of individuals who upon completion of the merger were directors, officers, employees or agents of CyberGuard unless such modification is required by law. For a period of six years after completion of the merger, Secure Computing and the surviving corporation will maintain in effect directors’ and officers’ liability insurance covering those persons who are currently covered by CyberGuard’s directors’ and officers’ liability insurance policy; provided, that such insurance shall be of at least the same coverage and amounts containing terms and conditions which are no less advantageous to former officers and directors of CyberGuard; and provided, further, that in no event will Secure Computing or the surviving corporation be required to expend in excess of $1,500,000 for such coverage in which event the surviving corporation shall maintain as much comparable insurance as can be obtained for such maximum dollar amount.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, Secure Computing has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and may therefore be unenforceable.

THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement. This summary does not purport to describe all of the terms of the merger agreement and is qualified in its entirety by reference to the complete merger agreement, which is included as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. All stockholders of Secure Computing and CyberGuard are urged to read the entire merger agreement carefully.

General

Under the merger agreement, CyberGuard will merge with and into Bailey Acquisition Corp., a wholly-owned subsidiary of Secure Computing, with Bailey Acquisition Corp. continuing as the surviving corporation. After completion of the merger, Bailey Acquisition Corp. will change its name to CyberGuard Corporation.

Closing Matters

Unless the parties agree otherwise, completion of the merger will take place on a date specified by the parties, but no later than the second business day after all closing conditions have been satisfied or waived, at the offices of Heller Ehrman LLP located in Menlo Park, California. See “Conditions to Completion of the Merger” below for a more complete description of the conditions that must be satisfied or waived prior to closing. The merger will become effective when the articles of merger and certificate of merger are filed or at such later time as Secure Computing and CyberGuard agree and specify in the articles of merger and certificate of merger.

Consideration to be Received in Connection with the Merger; Treatment of Stock Options

The merger agreement provides that, upon completion of the merger:

•	Each share of CyberGuard common stock issued and outstanding immediately prior to completion of the merger shall be converted into the right to receive 0.5 shares of Secure Computing common stock and $2.73 in cash; and

•	Each outstanding CyberGuard stock option will be assumed by Secure Computing upon completion of the merger and, after such date, will be exercisable for shares of Secure Computing common stock, except that: (a) each such option thereafter shall be exercisable for a number of shares of Secure Computing common stock (rounded down to the nearest whole share) equal to 0.723 of the number of shares of CyberGuard common stock subject to such option, (b) the exercise price per share of Secure Computing common stock thereafter shall equal 1.383 (rounded up to the nearest whole cent) times the exercise price per share of CyberGuard common stock subject to such option in effect immediately prior to completion of the merger, and (c) the vesting of all CyberGuard options shall accelerate so that all CyberGuard options will become fully exercisable upon completion of the merger.

As soon as practicable after completion of the merger, the combined company will deliver notices to the holders of CyberGuard stock options. These notices will set forth each holder’s rights under the CyberGuard stock plans as assumed by the combined company, taking into account provisions providing for adjustments to the number of shares underlying, and the exercise price of, the options and the impact of the merger on the exercisability of the options.

Exchange of Certificates in the Merger

At or prior to completion of the merger, an exchange agent will be appointed to handle the exchange of CyberGuard stock certificates for certificates representing shares of Secure Computing common stock and the payment of cash for fractional shares. Promptly after completion of the merger, but in no event later than five business days after completion of the merger, Secure Computing shall mail or cause to be mailed a letter of transmittal to each former CyberGuard stockholder and instructions explaining the procedure for surrendering CyberGuard stock certificates in exchange for certificates representing shares of Secure Computing common stock and cash. Upon surrender to the exchange agent of a CyberGuard stock certificate, together with such letter of transmittal duly executed, a former CyberGuard stockholder shall be entitled to receive in exchange therefor: (a) certificates evidencing that number of shares of Secure Computing common stock issuable to such CyberGuard stockholder, (b) any dividends or other distributions that such CyberGuard stockholder has the right to receive, (c) cash in lieu of fractional shares, and (d) the cash consideration payable to such CyberGuard stockholder, and such CyberGuard stock certificate so surrendered shall be canceled.

After completion of the merger, each certificate that previously represented CyberGuard common stock shall be deemed to represent, for all purposes, the right to receive (a) the applicable number of full shares of Secure Computing common stock, (b) cash in lieu of any fractional shares of Secure Computing common stock that would have otherwise been issued pursuant to the merger, and (c) the cash consideration payable to such CyberGuard stockholder. Secure Computing stockholders will not exchange their stock certificates.

Fractional Shares

No fraction of a share of Secure Computing common stock will be issued in the merger. Instead, each holder of shares of CyberGuard common stock who would otherwise be entitled by virtue of the merger to receive a fraction of a share of Secure Computing common stock (after aggregating all fractional shares of Secure Computing common stock which otherwise would be received by such holder) shall receive in lieu thereof from Secure Computing an amount of cash equal to $6.20.

Listing of Common Stock of the Combined Company

Secure Computing has agreed to cause the shares of Secure Computing common stock issuable, and those required to be reserved for issuance pursuant to the merger, to be eligible for trading on the NASDAQ National Market, subject to official notice of the issuance.

Covenants

Each of Secure Computing and CyberGuard have undertaken certain covenants in the merger agreement restricting the conduct of their respective businesses between the date the merger agreement was signed and completion of the merger. Some of these covenants are complicated and not easily summarized. You are urged to read carefully the sections of the merger agreement entitled “Conduct of Company Business During Interim Period” and “Conduct of Parent Business During Interim Period.” The following summarizes the more significant of these covenants:

Conduct of CyberGuard Business During Interim Period. Except as contemplated or required by the merger agreement or as expressly consented to in writing by Secure Computing, CyberGuard will (i) conduct its operations according to its ordinary and usual course of business and consistent with past practices, (ii) use commercially reasonable efforts to preserve intact its business, to keep available the services of its officers and employees in each business function and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it, and (iii) not take any action which would adversely affect its ability to complete the merger or the other transactions contemplated by the merger agreement.

Prior to the earlier of the termination of the merger agreement or completion of the merger, CyberGuard will not, and will not permit its subsidiaries, without the prior written consent of Secure Computing, directly or indirectly, do any of the following:

•	enter into, violate or amend the material terms of any agreement relating to the joint development or transfer of technology or to intellectual property rights or, except in the ordinary course of business and consistent with past practice, any other agreements;

•	waive any stock repurchase rights, change the period of exercisability or price of options or authorize cash payments in exchange for options;

•	grant any severance or termination pay except consistent with past practice;

•	declare or pay any dividends, split, combine or reclassify any shares of its capital stock, or issue or authorize the issuance of any other securities;

•	repurchase any shares of capital stock, except as provided under any existing plan;

•	amend any charter document;

•	sell, lease or otherwise dispose of any properties or assets that are material to the business of CyberGuard, except in the ordinary course of business consistent with past practice;

•	incur or guarantee any indebtedness, except in the ordinary course of business, or issue or sell any debt securities;

•	adopt or amend any employee benefit plan or make any other changes regarding employees other than in the ordinary course of business consistent with past practice or change in any material respect any management policies or procedures;

•	pay, discharge or satisfy any claim, liability or obligation other than in the ordinary course of business;

•	split, combine or reclassify any shares of its capital stock;

•	except in the case of a superior offer, as defined in the merger agreement, authorize, propose or enter into any agreement with respect to:

•	any plan of liquidation or dissolution,

•	any acquisition or disposition of a material amount of assets or securities,

•	any material change in capitalization, or

•	any partnership, association or joint venture;

•	fail to renew any insurance policy naming it as a beneficiary or a loss payee or allow any policy to be canceled, terminated or materially and adversely altered, except in the ordinary course of business and consistent with past practice after notice to Secure Computing;

•	maintain its books and records in a manner other than in the ordinary course of business and consistent with past practice;

•	enter into any hedging, option, derivative or other similar transaction or any foreign exchange position or contract for the exchange of currency other than in the ordinary course of business and consistent with past practice;

•	institute any change in its accounting methods other than as required by generally accepted accounting principles or SEC rules, or revalue any assets;

•	make or change any material election with respect to its taxes;

•	suspend or terminate any material research and development activities other than in the ordinary course of business consistent with past practice;

•	issue any capital stock or rights to purchase or acquire capital stock, except for the customary grant of stock options or pursuant to the exercise of outstanding rights;

•	take any action to exempt any third party from the anti-takeover laws or other laws that limit or restrict business combinations; or

•	take any action that could reasonably be expected to result in any conditions to the merger not being satisfied prior to the effective time.

Conduct of Secure Computing Business During Interim Period. Except as contemplated or required by the merger agreement or as expressly consented to in writing by CyberGuard, Secure Computing will (i) conduct its operations according to its ordinary and usual course of business and consistent with past practices and (ii) not take any action which would adversely affect its ability to complete the merger or the other transactions contemplated hereby.

Prior to the earlier of the termination of the merger agreement or completion of the merger, Secure Computing will not, and will not permit its subsidiaries to, without the prior written consent of CyberGuard, directly or indirectly, do any of the following:

•	enter into, violate or amend the material terms of any agreement relating to the joint development or transfer of technology or to intellectual property rights or, except in the ordinary course of business and consistent with past practice, any other agreements;

•	waive any stock repurchase rights, change the period of exercisability or price of options or authorize cash payments in exchange for options;

•	declare or pay any dividends, split, combine or reclassify any shares of its capital stock, or issue or authorize the issuance of any other securities;

•	amend any charter document;

•	sell, lease or otherwise dispose of any properties or assets that are material to the business of Secure Computing, except in the ordinary course of business consistent with past practice;

•	incur or guarantee any indebtedness, except in the ordinary course of business, or issue or sell any debt securities;

•	except in the case of a superior offer, as defined in the merger agreement, authorize, propose or enter into any agreement with respect to:

•	any plan of liquidation or dissolution,

•	any acquisition or disposition of a material amount of assets or securities,

•	any material change in capitalization, or

•	any partnership, association or joint venture;

•	institute any change in its accounting methods other than as required by generally accepted accounting principles or SEC rules, or revalue any assets;

•	make or change any material election with respect to its taxes;

•	suspend or terminate any material research and development activities other than in the ordinary course of business consistent with past practice;

•	issue any capital stock or other options, warrants or other rights to purchase or acquire capital stock, except for the customary grant of stock options in accordance with past practice; or

•	take any action that could reasonably be expected to result in any conditions to the merger not being satisfied prior to the effective time.

No-Shop. Each of Secure Computing and CyberGuard has agreed that, except in certain circumstances, Secure Computing and CyberGuard and their respective subsidiaries will not, nor will either company authorize or permit any of its officers, directors, affiliates, employees, investment bankers, attorneys, accountants or other advisors or representatives to, directly or indirectly:

•	solicit, initiate or induce the making, submission or announcement, directly or indirectly, of any proposal that constitutes or is reasonably likely to lead to any acquisition proposal (as hereinafter defined);

•	participate in any discussions or negotiations regarding, or furnish to any person any information or data with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any acquisition proposal;

•	engage in discussions with any person with respect to any acquisition proposal;

•	approve, endorse or recommend any acquisition proposal; or

•	enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any acquisition transaction (as hereinafter defined).

An “acquisition proposal” with respect to an entity shall mean any offer or proposal relating to any acquisition transaction. An “acquisition transaction” is any transaction or series of related transactions involving:

•	any purchase from the entity or acquisition by any person or group of more than a 15% interest in the total outstanding voting securities of the entity;

•	any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of the total outstanding voting securities of the entity;

•	any sale, lease, exchange, transfer, license, acquisition or disposition of more than 15% of the assets of the entity; or

•	any liquidation or dissolution of the entity.

Each of Secure Computing and CyberGuard and their respective boards of directors may, however, take the following actions:

•	contact any person that has made an unsolicited acquisition proposal for the sole purpose of clarifying the proposal and any material contingencies and the capability of consummating the proposal;

•	participate in discussions with or furnish non-public information or data to any third party that has made an unsolicited acquisition proposal if the board is advised by its financial advisor that the third party has the financial wherewithal to consummate such a proposal and the board determines in good faith (a) after consultation with its financial advisor, that such acquisition proposal is, or is likely to result in, a superior offer (as defined below); and (b) following consultation with outside legal counsel, that the failure to participate in those negotiations would be inconsistent with the fiduciary duties of the board under applicable law; and

•	withhold, withdraw, amend or modify its recommendation in favor of the merger if a superior offer is made and not withdrawn.

A “superior offer” with respect to CyberGuard is an unsolicited, bona fide written proposal or offer made by a third party to complete any of the following transactions:

•	a merger or consolidation involving CyberGuard pursuant to which the stockholders of CyberGuard immediately preceding the transaction would hold less than a majority interest in the surviving or resulting entity of the transaction;

•	the acquisition by any person or group, including by way of a tender offer or an exchange offer or a two-step transaction involving a tender offer followed with reasonable promptness by a merger involving CyberGuard, directly or indirectly, of ownership of 51% of the outstanding shares of capital stock of CyberGuard; or

•	the sale, transfer or disposition of all or substantially all of the assets of CyberGuard;

in each case, on terms that the board of directors of CyberGuard determines, in its reasonable judgment, after consultation with its financial advisor, to be more favorable to its stockholders than the terms of the merger. An offer will not be a “superior offer” if any financing required to complete the transaction is not committed and is not likely in the reasonable judgment of the board of directors of CyberGuard, after consultation with its financial advisor, to be obtained on a timely basis.

In addition, CyberGuard has agreed to inform Secure Computing in writing within 24 hours of receipt of any acquisition proposal. CyberGuard also has agreed to provide Secure Computing with three business days’ notice of any meeting of CyberGuard’s board to consider such proposal.

Except as described below, CyberGuard’s board of directors is required to recommend the adoption of the merger agreement. CyberGuard cannot:

•	withdraw, amend or modify, or propose to withdraw, amend or modify, in any manner adverse to the other party, its approval and recommendation of the merger agreement and the merger; or

•	approve or recommend, or propose to approve or recommend, any acquisition proposal as defined above;

unless, in each case, the board of CyberGuard has determined that a superior offer is made to CyberGuard and is not withdrawn; and

•	CyberGuard has provided written notice advising Secure Computing that CyberGuard has received a superior offer, specifying the material terms and conditions of such superior offer and identifying the person or entity making such superior offer;

•	Secure Computing does not, within three business days after receiving the notice, make an offer that the board of CyberGuard by a majority vote determines in its good-faith judgment, after consultation with its financial advisor, to be at least as favorable to its stockholders as such superior offer;

•	the board of CyberGuard concludes in good faith, after consultation with its outside counsel, that, in light of such superior offer, the failure to withhold, withdraw, amend or modify such recommendation would be inconsistent with the fiduciary obligations of the board of directors to its stockholders under applicable law; and

•	CyberGuard has not violated specified provisions of the merger agreement.

A “superior offer” with respect to Secure Computing is an unsolicited, bona fide written proposal or offer made by a third party to complete any of the following transactions:

•	a merger or consolidation involving Secure Computing pursuant to which the stockholders of Secure Computing immediately preceding the transaction would hold less than a majority interest in the surviving or resulting entity of the transaction;

•	the acquisition by any person or group, including by way of a tender offer or an exchange offer or a two-step transaction involving a tender offer followed with reasonable promptness by a merger involving Secure Computing, directly or indirectly, of ownership of 51% of the outstanding shares of capital stock of Secure Computing; or

•	the sale, transfer or disposition of all or substantially all of the assets of Secure Computing;

in each case, on terms that the board of directors of Secure Computing determines, in its reasonable judgment, after consultation with its financial advisor, to be more favorable to its stockholders than the terms of the merger. An offer will not be a “superior offer” if any financing required to complete the transaction is not committed and is not likely in the reasonable judgment of the board of directors of Secure Computing, after consultation with its financial advisor, to be obtained on a timely basis.

In addition, Secure Computing has agreed to inform CyberGuard in writing within 24 hours of receipt of any acquisition proposal. Secure Computing also has agreed to provide CyberGuard with three business days’ notice of any meeting of Secure Computing’ board to consider such proposal.

Except as described below, Secure Computing’s board of directors is required to recommend the adoption of the merger agreement. Secure Computing cannot:

•	withdraw, amend or modify, or propose to withdraw, amend or modify, in any manner adverse to the other party, its approval and recommendation of the issuance of common stock; or

•	approve or recommend, or propose to approve or recommend, any acquisition proposal as defined above;

unless, in each case, the board of Secure Computing has determined that a superior offer is made to Secure Computing and is not withdrawn; and

•	Secure Computing has provided written notice advising CyberGuard that Secure Computing has received a superior offer, specifying the material terms and conditions of such superior offer and identifying the person or entity making such superior offer;

•	the board of Secure Computing concludes in good faith, after consultation with its outside counsel, that, in light of such superior offer, the failure to withhold, withdraw, amend or modify such recommendation would be inconsistent with the fiduciary obligations of the board of directors to its stockholders under applicable law; and

•	Secure Computing has not violated specified provisions of the merger agreement.

Representations and Warranties

The parties have made representations and warranties in the merger agreement that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement or in the disclosure letters delivered in connection therewith. The representations and warranties relate to, among other things:

•	organization, valid existence and qualification as a foreign corporation;

•	authorization, execution, delivery and enforceability of the merger agreement;

•	absence of conflicts under charter documents and breaches of contracts or violations of law;

•	board approval of merger agreement;

•	capitalization of themselves and their respective subsidiaries;

•	the accuracy of information contained in documents filed with the SEC;

•	compliance with laws;

•	financial statements;

•	the absence of undisclosed liabilities;

•	ownership of capital stock of subsidiaries;

•	absence of material adverse events, changes or effects;

•	litigation;

•	insurance;

•	contracts and commitments;

•	employment and labor contracts and other labor matters;

•	intellectual property rights;

•	tax matters;

•	retirement and other employee benefit plans and matters;

•	environmental matters;

•	fees payable to finders and brokers in connection with the merger;

•	title to property; and

•	filing of a registration statement.

CyberGuard has made additional representations, among others, relating to:

•	the recommendation of the CyberGuard board of directors regarding the merger;

•	the fairness opinion delivered to the CyberGuard board of directors;

•	list of CyberGuard affiliates; and

•	the absence of other existing discussions relating to an acquisition of CyberGuard.

Secure Computing has made additional representations, among others, relating to:

•	the recommendation of the Secure Computing board of directors regarding the merger;

•	the fairness opinion delivered to the Secure Computing board of directors;

•	the absence of other existing discussions relating to an acquisition of Secure Computing; and

•	third party financing of cash consideration for the merger.

None of the representations and warranties of CyberGuard, Secure Computing or Bailey Acquisition Corp. in the merger agreement will survive the effective time. In addition, Secure Computing and CyberGuard have agreed to make representations that will serve as the basis for the tax opinions of Heller Ehrman LLP and Boult, Cummings, Conners & Berry, PLC described under “The Proposed Merger—Material U.S. Federal Income Tax Consequences of the Merger” on page 58.

Conditions to Completion of the Merger

The obligations of each of CyberGuard, Secure Computing and Bailey Acquisition Corp. to complete the merger are subject to the satisfaction or waiver in writing at or prior to the effective time of the following conditions:

•	the registration statement of which this proxy statement/prospectus is a part must be effective and not subject to any stop order suspending its effectiveness or proceedings seeking a stop order;

•	the holders of at least a majority of the outstanding shares of CyberGuard common stock shall have adopted the merger agreement and approved the merger, and the holders of at least a majority of shares of Secure Computing common stock entitled to vote represented at the Secure Computing special meeting at the time of the vote shall have approved the issuance of shares of Secure Computing common stock pursuant to the merger and the issuance of shares of Secure Computing Series A preferred stock and a warrant to purchase shares of Secure Computing common stock pursuant to the Warburg Pincus financing;

•	no governmental entity shall have enacted or issued any law, regulation or order that has the effect of making the merger illegal or otherwise prohibiting the closing of the merger;

•	each of Secure Computing and CyberGuard must receive an opinion from its tax counsel to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code; and

•	the absence of any statute, rule, regulation, writ, order or injunction prohibiting completion of the merger.

CyberGuard’s obligation to complete the merger is subject to the satisfaction or waiver of each of the following additional conditions:

•	the representations and warranties of Secure Computing and Bailey Acquisition Corp. contained in the merger agreement must be true and correct in all respects as of the closing date with the same force and effect as if made on the closing date, except:

•	for changes specifically permitted by the terms of the merger agreement;

•	that the accuracy of the representations and warranties that by their terms speak as of the date of the merger agreement or some other date will be determined as of such date; and

•	where the failure of those representations and warranties to be so true and correct does not constitute, and could not reasonably be expected to have a material adverse effect on Secure Computing; and

•	the Secure Computing common stock to be received by CyberGuard stockholders pursuant to the merger shall have been authorized for listing on the NASDAQ National Market.

•	Secure Computing and Bailey Acquisition Corp. must have performed and complied in all respects with all agreements and obligations required by the merger agreement to be performed or complied with by them on or prior to the closing date.

The obligations of Secure Computing and Bailey Acquisition Corp. to complete the merger are subject to the satisfaction or waiver of each of the following additional conditions:

•	the representations and warranties of CyberGuard contained in the merger agreement must be true and correct in all respects as of the closing date with the same force and effect as if made at the closing date, except:

•	for changes specifically permitted by the terms of the merger agreement;

•	that the accuracy of the representations and warranties that by their terms speak as of the date of the merger agreement or some other date will be determined as of such date; and

•	where the failure of those representations and warranties to be so true and correct does not constitute, and could not reasonably be expected to have, a material adverse effect on CyberGuard; and

•	CyberGuard must have performed or complied in all respects with all agreements and obligations required by the merger agreement to be performed or complied with by it on or prior to the closing date.

Currently, both Secure Computing and CyberGuard anticipate that they will satisfy all conditions to the merger at or prior to completion of the merger.

Termination of Merger Agreement

The merger agreement may be terminated at any time prior to the effective time, whether before or after the stockholder approvals have been obtained by either Secure Computing or CyberGuard, or both, under the following circumstances:

•	by mutual written consent of the board of directors of Secure Computing and CyberGuard;

•	by either Secure Computing or CyberGuard for any of the following reasons:

•	if the merger is not completed by December 31, 2005, provided that the right to terminate will not be available to any party that breached its obligations under the merger agreement in any material respect and consequently contributed to the failure to complete the merger by that date and provided further that if failure to complete the merger by December 31, 2005 is due to a delay in obtaining approval for the transactions contemplated by the merger agreement pursuant to the Hart-Scott-Rodino Act and/or a declaration of effectiveness from the SEC for the registration statement, the outside termination date shall be the earlier of February 28, 2006 or five business days after both of the following have occurred: approval of the transactions contemplated by the merger agreement pursuant to the Hart-Scott-Rodino Act and the stockholder approvals contemplated by the merger agreement have been obtained;

•	if a statute, rule, regulation or executive order would prohibit completion of the merger or a governmental authority issues a final and nonappealable order permanently enjoining the merger;

•	if CyberGuard’s stockholders do not approve the merger agreement at the special meeting, except that the right to terminate will not be available to CyberGuard if it breached its obligations under the merger agreement in any material respect in a manner that proximately contributed to the failure to obtain that stockholder approval;

•	if Secure Computing’s stockholders do not approve the issuance of shares of common stock pursuant to the merger and the issuance of shares of Series A preferred stock and a warrant to purchase shares of Secure Computing common stock pursuant to the Warburg Pincus financing at the special meeting, except that the right to terminate will not be available to Secure Computing if it breached its obligations under the merger agreement in any material respect in a manner that proximately contributed to the failure to obtain that stockholder approval; and

•	if the other party materially breaches any of its representations, warranties, covenants or agreements in the merger agreement and that breach is not cured within 20 business days after notice of the breach has been received by the party allegedly in breach, provided that neither party may terminate the merger agreement based on the other party’s material breach of the agreement if that party is also in material breach of the merger agreement on the date of termination.

•	by Secure Computing if (i) CyberGuard materially breaches certain no-shop covenants or (ii) at any time prior to approval of the merger agreement and the merger by CyberGuard stockholders if a CyberGuard “Triggering Event” occurs (as defined below);

•	by Secure Computing in connection with entering into an agreement providing for a superior offer in compliance with the merger agreement;

•	by Secure Computing upon a breach by Richard L. Scott of the voting agreement to which he is a party;

•	by CyberGuard if (i) Secure Computing materially breaches certain no-shop covenants or (ii) at any time prior to approval of the issuance of Secure Computing common stock by Secure Computing stockholders if a Secure Computing “Triggering Event” occurs (as defined below); and

•	by CyberGuard in connection with entering into an agreement providing for a superior offer in compliance with the merger agreement.

A Secure Computing or CyberGuard Triggering Event occurs if: (i) a party’s board of directors withdraws or modifies in a manner adverse to the other party its recommendation in favor of the merger proposal; (ii) this joint proxy statement/prospectus does not include the recommendation of Secure Computing’s board of directors in favor of the issuance of shares of Secure Computing common stock pursuant to the merger and the issuance of shares of Secure Computing Series A preferred stock and a warrant to purchase shares of Secure Computing common stock pursuant to the Warburg Pincus financing or the recommendation of CyberGuard’s board of directors in favor of adoption of the merger agreement and approval of the merger; (iii) a party’s board of directors fails to reaffirm its recommendation in favor of the merger proposal within ten (10) business days the other party requests in writing that such recommendation be reaffirmed; (iv) a party’s board of directors approves or recommends an acquisition proposal providing for its acquisition by a third party; or (v) a tender or exchange offer relating to securities of the party commences and the party fails to send to its stockholders, within ten business days after the commencement of the tender or exchange offer, a statement disclosing that the party recommends rejection of the tender or exchange offer.

Termination Fee

In general, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party that incurs them. Secure Computing and CyberGuard will share equally the filing fees paid in connection with the filing of this joint proxy statement/prospectus and the registration statement of which this joint proxy statement/prospectus is a part.

Upon a termination, a party may become obligated to pay a termination fee of $9 million, plus expenses of up to $1 million, in the following circumstances:

•	CyberGuard will owe the termination fee to Secure Computing if Secure Computing terminates the merger agreement due to the occurrence of a CyberGuard Triggering Event, a breach of CyberGuard’s no-shop covenant or a breach by Richard L. Scott of the voting agreement to which he is a party or if CyberGuard terminates the merger agreement in order to enter into an agreement providing for a superior offer;

•	Secure Computing will owe the termination fee to CyberGuard if CyberGuard terminates the merger agreement due to the occurrence of a Secure Computing Triggering Event or breach of Secure Computing’s no-shop covenant or if Secure Computing terminates the merger agreement in order to enter into an agreement providing for a superior offer; or

•	CyberGuard may owe the termination fee to Secure Computing if (a) the merger is not complete by December 31, 2005 (or February 28, 2006, in certain circumstances) or the CyberGuard stockholders do not vote in favor of the merger agreement and the merger, and (b) a third party acquisition proposal has been publicly announced on or before the time the merger agreement is terminated and CyberGuard enters into a definitive agreement for or consummates a third party acquisition within 12 months from the termination of the merger agreement, less any amounts previously paid to Secure Computing.

Each party may be obligated to reimburse the other party for its reasonable fees and expenses (up to $1 million) incurred in connection with the merger agreement if the agreement is terminated due to the other party’s failure to obtain stockholder approval of the merger proposal or a material breach of its representations, warranties and/or covenants set forth in the merger agreement.

Amendments

The parties may amend the merger agreement by written agreement at any time prior to completion of the merger. However, following the stockholder meetings, no such amendment shall change the amount or form of consideration to be received by CyberGuard’s stockholders or change any other term of the merger agreement if such change would materially and adversely affect CyberGuard or the holders of CyberGuard common stock.

Other Agreements

Voting Agreements. The following is a brief summary of material terms of the Secure Computing and CyberGuard voting agreements. A copy of the form of voting agreement for Secure Computing is attached as Exhibit A to Annex A to this joint proxy statement prospectus and is incorporated herein by reference. A copy of the form of voting agreement for CyberGuard is attached as Exhibit B to Annex A to this joint proxy statement prospectus and is incorporated herein by reference. You are urged to read the voting agreements in their entirety for a more complete description of the rights and obligations of each of the parties under the agreements.

Simultaneously with the execution of the merger agreement, Secure Computing and CyberGuard, and all of their respective executive officers and directors, entered into voting agreements. Each Secure Computing executive officer and director agreed to vote his or her shares (i) in favor of the issuance of shares of Secure Computing common stock pursuant to the merger and the issuance of shares of Secure Computing Series A preferred stock and a warrant to purchase shares of Secure Computing common stock pursuant to the Warburg Pincus financing and (ii) against any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Secure Computing contained in the merger agreement. Each CyberGuard executive officer and director committed to vote his or her shares (i) in favor of the merger agreement and the merger and (ii) against any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of CyberGuard contained in the merger agreement. As a result of these

voting agreements, Secure Computing has the commitment of approximately     % of its outstanding shares as of the record date to vote in favor of the issuance of shares, and CyberGuard has the commitment of approximately     % of its outstanding shares as of the record date to vote in favor of the merger agreement and the merger.

Each executive officer and director of Secure Computing has granted CyberGuard an irrevocable proxy to vote the shares of Secure Computing common stock owned by such executive officer or director as described above. Each executive officer and director of CyberGuard has granted Secure Computing an irrevocable proxy to vote the shares of CyberGuard common stock owned by such executive officer or director as described above.

The voting agreements restrict or limit the ability of each executive officer or director that is a party to the agreement to (i) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of any of his or her shares of Secure Computing or CyberGuard common stock, or to agree to do the foregoing, (ii) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of his or her shares, or (iii) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting his or her ability to perform his or her obligations under the voting agreement.

The voting agreements will terminate on the earliest to occur of (i) the termination of the merger agreement in accordance with the terms of the merger agreement, (ii) the agreement of the parties to the voting agreement to terminate the voting agreement, or (iii) the completion of the merger.

CyberGuard Affiliate Agreements. The following is a brief summary of material terms of the affiliate agreement executed by each of the affiliates of CyberGuard. A copy of the form of affiliate agreement is attached as Exhibit E to Annex A to this joint proxy statement/prospectus and is incorporated herein by this reference. You are urged to read the affiliate agreement in its entirety for a more complete description of the rights and obligations of the parties under the agreement.

Shares of Secure Computing common stock received by persons who are deemed to be “affiliates” (as that term is defined in the Securities Act) of CyberGuard at the time of the special meeting may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act. The resale limitations imposed by Rule 145 survive for a period of one year after the merger. Persons who may be deemed to be affiliates of CyberGuard generally include individuals or entities that control, are controlled by, or are under common control with, that party and may include certain officers and directors of that party, as well as principal stockholders of that party.

As required by the merger agreement, CyberGuard has delivered a written affiliate agreement executed by each CyberGuard director and executive officer to the effect that such person will not sell, transfer or otherwise dispose of any of the shares of Secure Computing common stock issued to that person in or pursuant to the merger unless:

•	the sale, transfer or other disposition has been registered under the Securities Act;

•	the sale, transfer or other disposition is made in conformity with Rule 145 under the Securities Act;

•	the limitations imposed by Rule 145 no longer apply; or

•	in the opinion of counsel the sale, transfer or other disposition is exempt from registration under the Securities Act.

THE SECURE COMPUTING BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ISSUANCE OF SHARES OF SECURE COMPUTING COMMON STOCK PURSUANT TO THE MERGER.

THE CYBERGUARD BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER.

WARBURG PINCUS FINANCING

The following is a summary of the material terms of the Securities Purchase Agreement with Warburg Pincus, or the Warburg Pincus financing. This summary does not purport to describe all of the terms of the Warburg Pincus financing and is qualified by reference to the complete Securities Purchase Agreement, which is included as Annex B to this joint proxy statement/prospectus and incorporated by reference herein. All stockholders of Secure Computing are urged to read the Securities Purchase Agreement carefully.

General

Secure Computing is seeking the approval of its stockholders to the issuance pursuant to the Warburg Pincus financing of an aggregate of (i) 700,000 shares of Secure Computing Series A preferred stock and (ii) a warrant to purchase an aggregate of 1,000,000 shares of Secure Computing common stock at an exercise price of $14.74 per share, for aggregate gross proceeds to Secure Computing of $70,000,000.

Secure Computing intends to use the net proceeds it expects to receive from the Warburg Pincus financing to finance most of the cash portion of the merger consideration. The Warburg Pincus financing will result in dilution to Secure Computing’s current stockholders.

Series A Preferred Stock

Liquidation Preference. The shares of Series A preferred stock to be purchased by Warburg Pincus from Secure Computing will have an aggregate initial liquidation preference of $70,000,000, or the “Base Liquidation Preference.” The Base Liquidation Preference shall accrete daily at an annual rate of 5.0% after the issuance of the Series A preferred stock compounded semi-annually, and the payment of such accreted amount to the holders of Series A preferred stock ranks by its terms senior in priority to the liquidation preference of any other series of Secure Computing’s preferred stock and any amount payable to the company’s common stock upon a liquidation event. The Series A preferred stock is convertible into shares of common stock of Secure Computing, at the holder’s option, at a rate determined by dividing the as-accreted aggregate liquidation preference of the shares to be so converted by $13.51, or the “Series A Conversion Price,” subject to adjustment as described in “Adjustment of Conversion Price” below.

Adjustment of Conversion Price. The conversion price of the Series A preferred stock is subject to adjustments upon certain events, including without limitation for stock splits, stock dividends, rights distributions and similar events, and a broad-based weighted average adjustment for future issuances of common stock at a price below the Series A Conversion Price then in effect, subject to specified exceptions.

Dividends. The Series A preferred stock will receive dividends or distributions declared on the common stock on an as-if-converted to common stock basis. Additionally, after the date which is four years and six months after the initial issuance of the Series A preferred stock, the Series A preferred stock will have the right (prior and in preference to any right of common stock to receive dividends) to receive semi-annual dividends at an annual rate of 5.0% of the Base Liquidation Preference then in effect compounded semi-annually and Secure Computing shall have the option to pay such dividends in cash or to accrue such dividends and add them to the Base Liquidation Preference.

Change of Control. Upon a change of control, Warburg Pincus may elect to (i) convert the shares of Series A preferred stock into shares of common stock of Secure Computing and receive the consideration due to the common stockholders upon conversion, or (ii) cause Secure Computing to redeem the Series A preferred stock for cash at the liquidation preference then in effect. If a change of control occurs within five years after the issuance of the Series A preferred stock, the liquidation preference shall be an amount equal to the Base Liquidation Preference then in effect plus a premium of (i) 15% if the change of control occurs prior to the first anniversary of the issuance of the Series A preferred stock, (ii) 10% if the change of control occurs prior to the second anniversary of the issuance of the Series A preferred stock, (iii) 5% if the change of control occurs prior to the fourth anniversary of the issuance of the Series A preferred stock or (iv) 1% if the change of control occurs prior to the fifth anniversary of the issuance of the Series A preferred stock, as more fully described in the form of certificate of designations.

A change of control means any of the following events:

•	the acquisition by any person, directly or indirectly, through a purchase, merger or other acquisition transaction, or series of purchases, mergers or other acquisition transactions, of shares of Secure Computing capital stock entitled that person to exercise 60% or more of the total voting power of all shares of Secure Computing’s capital stock entitled to vote in elections of directors;

•	a consolidation, merger or reorganization or other form of acquisition of or by Secure Computing or other transaction in which Secure Computing’s stockholders retain less than 40% (by vote or value) of the entity resulting from such transaction upon completion of such transaction;

•	a sale, assignment, conveyance, transfer, lease or other transfer of all or substantially all of Secure Computing’s assets; or

•	the individuals who were directors of Secure Computing immediately prior to the date of adoption of the certificate of designations ceasing to constitute a majority of the board of directors of Secure Computing or any surviving entity after the date of adoption of the certificate of designations.

Conversion. The Series A preferred stock is convertible at any time, in whole or in part, into that number of shares of common stock equal to the Base Liquidation Preference then in effect (including any applicable change of control premium as described above) divided by the then current Series A Conversion Price. Secure Computing has the right to require conversion of the Series A preferred stock:

•	from and after the first anniversary of the issuance of the Series A preferred stock if the market price of Secure Computing’s common stock for each trading day during a period of 30 consecutive trading days beginning on or after the first anniversary of the issuance of the Series A preferred stock and ended within five days of Secure Computing’s election to convert the shares and delivery to the holders of the shares a specified notice exceeds 200% of the conversion price then in effect,

•	from and after the third anniversary of the issuance of the Series A preferred stock if the market price of Secure Computing’s common stock for each trading day during a period of 30 consecutive trading days beginning on or after the third anniversary of the issuance of the Series A preferred stock and ended within five days of Secure Computing’s election to convert the shares and delivery to the holders of the shares a specified notice exceeds 175% of the conversion price then in effect, and

•	from and after the fourth anniversary of the issuance of the Series A preferred stock if the market price of Secure Computing’s common stock for each trading day during a period of 30 consecutive trading days beginning on or after the fourth anniversary of the issuance of the Series A preferred stock and ended within five days of Secure Computing’s election to convert the shares and delivery to the holders of the shares a specified notice exceeds 150% of the conversion price then in effect, provided that in each instance, Secure Computing can only require conversion of the Series A preferred stock if a registration statement has been declared and continues to be effective with regard to the resale of common stock to be issued upon the conversion of the Series A preferred stock in question.

Voting Rights. The Series A preferred stock votes with the common stock of Secure Computing on any matter to come before the stockholders of Secure Computing, with each share of Series A preferred stock being entitled to cast a number of votes equal to the number of shares of common stock into which it is then convertible. Notwithstanding the foregoing, the conversion price used to determine the number of shares of common stock as which one share of Series A preferred stock may be voted on an as-converted basis shall not be adjusted as a result of antidilution adjustments below the lesser of the closing bid price of Secure Computing ‘s common stock on the NASDAQ National Market on (x) August 17, 2005 and (y) the original issue date of the Series A preferred stock.

In addition to voting on an as-if-converted basis with the common stock, so long as at least one half of the Series A preferred stock remains outstanding, a majority of the Series A preferred stock is required to approve (i) changes to Secure Computing’s certificate of incorporation or bylaws that adversely affect the rights, preferences or privileges of the Series A preferred stock, (ii) the adoption of any stockholder rights plan that would have the effect of diluting the economic or voting interest of Warburg Pincus resulting solely from its ownership of Series A preferred stock, (iii) certain incurrence of debt, distribution of assets, payment of dividends or repurchase of securities, (iv) creation or issuance of any equity security with rights senior to or on parity with the Series A preferred stock, (v) any increase in the size of Secure Computing’s board of directors above nine members and (vi) any action that adversely affects the rights, preferences or privileges of the Series A preferred stock.

Purchase Rights. If at any time after the initial issuance of the Series A preferred stock, Secure Computing grants, issues or sells any:

•	options, warrants or other rights to purchase or acquire common stock (other than capital stock issued in certain specific excepted circumstances);

•	securities by their terms convertible into or exchangeable for common stock or options, warrants or other rights to purchase or acquire such convertible or exchangeable securities (other than capital stock issued in certain specific excepted circumstances); or

•	rights to purchase property

pro rata to the record holders of common stock and not to the holders of Series A preferred stock or such issuances or sales do not result in an adjustment of the conversion price under the anti-dilution provisions of the Series A preferred stock, then each holder of Series A preferred stock will be entitled to acquire on the same terms either:

•	the aggregate amount of these rights which the holder would have acquired if it had held the number of shares of common stock acquirable upon conversion of the Series A preferred stock immediately before the grant, issuance or sale of these rights; or

•	if these rights have expired, the number of shares of common stock or the amount of property which the holder could have acquired upon the exercise of the rights at the time or times at which Secure Computing granted, issued or sold the expired rights.

Right to Board Seat and Board Observer. For so long as Warburg Pincus and its affiliates own at least 50% of the shares of Series A preferred stock issued to Warburg Pincus pursuant to the Securities Purchase Agreement, the holders of the Series A preferred stock will have the right, voting as a separate class, to appoint one member to Secure Computing’s Board of Directors (the “Warburg Appointed Director”). Such right shall terminate as of Secure Computing’s first annual meeting of stockholders at which directors shall be elected following such time as Warburg Pincus ceases to beneficially own at least fifty percent (50%) of the shares of the Series A Preferred Stock issued to Warburg Pincus pursuant to the Purchase Agreement.

In addition to the Warburg Appointed Director, Warburg Pincus shall have the right to have one observer attend meetings of the Board of Directors and principal committees immediately for so long as Warburg Pincus has the right to appoint designate the Warburg Appointed Director.

In the event that Warburg Pincus shall cease to have the right to elect the Warburg Appointed Director, for so long as Warburg Pincus and its affiliates hold at least fifty percent (50%) of the shares of common stock issuable upon conversion of the Series A preferred stock originally issued to Warburg Pincus pursuant to the Securities Purchase Agreement, the nominating committee (or such other committee as appropriate) of Secure Computing’s board of directors shall recommend to the Board of Directors, subject such committee’s fiduciary duties, that the person designated by Warburg Pincus (the “Warburg Nominated Director”) be included on the slate of nominees in the class to be elected or appointed to the Board of Directors at the next annual meeting of stockholders, and Secure Computing’s Board of Directors shall so include such person on the slate for such meeting, and at each annual meeting of stockholders of the Company at which such person’s term expires.

For so long as such membership does not conflict with any applicable law or regulation or listing requirement of the NASDAQ National Market, the Warburg Appointed Director or the Warburg Nominated Director, as the case may be, shall be entitled, at his or her election, to serve as a member of the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and each other principal committee or subcommittee of the Board of Directors.

The foregoing summary of the terms of the Series A preferred stock is qualified by reference to the complete text of the certificate of designations, which is attached as Exhibit D to the Securities Purchase Agreement attached to this joint pr oxy statement/prospectus as Annex B and incorporated by reference herein.

Warrants

Pursuant to the terms of the Securities Purchase Agreement, Warburg Pincus will be issued a warrant to purchase 1,000,000 shares of Secure Computing common stock, at an initial per share exercise price of $14.74. The warrant will expire on the seventh anniversary of the issuance of the Series A preferred stock.

The warrant provides for adjustment of the number and kind of securities purchasable upon exercise of the warrant, as well as for adjustment of the per share exercise price, upon the occurrence of certain specified events. These specified events include, without limitation, the payment by Secure Computing of a dividend or a distribution on its common stock in shares of common stock, the consolidation or merger of Secure Computing with another entity in which Secure Computing is not the surviving entity, and the combination, subdivision or reclassification of the capital stock of Secure Computing. The warrant also contains an anti-dilution adjustment provision which provides for an adjustment in the per share exercise price and number of shares issuable upon exercise of the warrant in the event that Secure Computing issues and sells shares of its common stock for per share consideration that is less than the exercise price then in effect, subject to specified limitations and exclusions.

Representations and Warranties

The Securities Purchase Agreement contains representations and warranties by Secure Computing to Warburg Pincus that are subject, in some cases, to specified exceptions and qualifications contained in the Securities Purchase Agreement or in the disclosure letter delivered in connection therewith. These representations and warranties relate to:

•	capitalization of Secure Computing and its subsidiaries;

•	authorization, execution, delivery and enforceability of the Securities Purchase Agreement;

•	the absence of litigation;

•	ownership of intellectual property; and

•	no violation of Section 203 of the General Corporation Law of the State of Delaware in connection with the Warburg Pincus financing.

In addition, Secure Computing permitted Warburg Pincus to rely on the representations and warranties it provided CyberGuard in the merger agreement.

The Securities Purchase Agreement also contains representations and warranties by Warburg Pincus to Secure Computing. The most significant of these relate to:

•	due organization and good standing of Warburg Pincus;

•	authorization of Warburg Pincus to enter into the Securities Purchase Agreement and to complete the Warburg Pincus financing;

•	absence of conflicts under charter documents and breaches of contracts or violations of law;

•	investment intent of Warburg Pincus;

•	“accredited investor” status;

•	experience and sophistication in business and financial matters;

•	absence of general solicitation for the sale of securities issued in the Warburg Pincus financing; and

•	fees payable to finders and brokers.

Certain Covenants

Each of Secure Computing and Warburg Pincus has undertaken certain covenants in the Securities Purchase Agreement. The following summarizes the more significant of these covenants:

Conduct of Secure Computing Business. Except as contemplated or required by the Securities Purchase Agreement or as expressly consented to in writing by Warburg Pincus, Secure Computing (i) agreed to conduct its operations according to its ordinary and usual course of business and consistent with past practices, (ii) agreed to not cause or permit amendment to Secure Computing’s charter documents, (iii) agreed to not authorize for issuance, issue, sell, deliver, grant or issue any options, warrants, calls, subscriptions or other rights for, or otherwise agree or commit to issue, sell or deliver any shares of any class of capital stock of Secure Computing or any securities convertible into or exchangeable or exercisable for shares of any class of capital stock of Secure Computing, other than in specific excepted circumstances, (iv) agreed to not declare or pay any dividends in respect to any capital stock, (v) agreed to not sell, transfer, lease, license, encumber or otherwise dispose of material assets of Secure Computing, (vi) agreed to not incur or guarantee any indebtedness outside of the ordinary course of business, (vii) agreed to not, except for the merger, acquire any business or corporation or otherwise acquire any material assets and (viii) agreed to not take any action which would adversely affect its ability to consummate the transactions contemplated by the Securities Purchase Agreement.

Merger Agreement. Secure Computing shall not amend the merger agreement or waive any provision or condition thereof without the prior written consent of Warburg Pincus.

Alternative Financing. Secure Computing shall not seek or engage in any negotiations with respect to any financing transaction which could provide an alternative to the Warburg Pincus financing.

Special Meeting. Secure Computing will take all action necessary to convene a meeting of its stockholders to consider (i) approval of the merger proposal, (ii) approval of the issuance of the Series A preferred stock and warrant to Warburg Pincus and, if necessary, (iii) approval of amendments to the Secure Computing certificate of incorporation.

S-4 Registration Statement. Secure Computing covenanted to file a registration statement on Form S-4 with the SEC as promptly as practicable after the execution of the Securities Purchase Agreement.

Fees and Expenses. Secure Computing will pay at the closing of the Warburg Pincus financing the fees and reasonable out-of-pocket expenses of Warburg Pincus’ advisors and legal counsel incurred in connection with the negotiation, preparation, execution and delivery of the Securities Purchase Agreement, up to $100,000.

Additional Listing Application. Secure Computing will, to the extent required by the NASDAQ National Market, file a notification form for the listing of additional shares in connection with the Warburg Pincus financing.

Subscription Rights. For so long as Warburg Pincus holds at least fifty percent (50%) of the shares of Series A preferred stock (or the shares of common stock issuable upon conversion of the Series A preferred stock and the exercise of the warrant), if Secure Computing proposes to issue equity securities of any kind (including warrants, options or other rights to acquire equity securities and debt securities convertible into equity securities, but other than such securities issued in certain specific excepted circumstances) then Secure Computing shall (i) give Warburg Pincus notice of such proposed issuance and (ii) offer to issue and sell to Warburg Pincus, on the same terms as the proposed issuance and upon full payment by Warburg Pincus, a portion of the securities proposed to be issued proportional to Warburg Pincus’s then-current ownership of Secure Computing.

Registration of Securities. Secure Computing will promptly prepare and file a registration statement on Form S-3 (or, if Form S-3 is not available, Form S-1) to enable the resale of shares of common stock issuable upon conversion of the Series A preferred stock and issuable upon the exercise of the warrant. Secure Computing also will use its reasonable best efforts to have the registration statement declared effective as promptly as practicable and, in any event, within 180 days of the issuance of the Series A preferred stock. Secure Computing will bear all expenses in connection with the registration. Holders of the Series A preferred stock also will have the right to participate in or “piggyback” on any registration of Secure Computing securities by Secure Computing for its account or for the account of its stockholders.

Conditions to Completion of the Warburg Pincus Financing

The obligation of Warburg Pincus to purchase the Series A preferred stock and the warrant is subject to the satisfaction or waiver of a number of conditions:

•	The representations and warranties of Secure Computing contained in the Securities Purchase Agreement and the merger agreement (without regard to any materiality or Material Adverse Effect exceptions or provisions therein) must be true and correct in all respects as of the closing date with the same force and effect as if made on the closing date, except (i) for changes specifically permitted by the terms of the merger agreement, (ii) that the accuracy of the representations and warranties that speak as of the date of the merger agreement or some other date will be determined as of such date and (iii) where the failure of those representations and warranties to be so true and correct does not constitute, or could not reasonably be expected to result in, a material adverse effect on Secure Computing;

•	The representations and warranties of CyberGuard contained in the merger agreement (without regard to any materiality or Material Adverse Effect exceptions or provisions therein) must be true and correct in all respects as of the closing date with the same force and effect as if made on the closing date, except (i) for changes specifically permitted by the terms of the merger agreement, (ii) that the accuracy of the representations and warranties that speak as of the date of the merger agreement or some other date will be determined as of such date and (iii) where the failure of those representations and warranties to be so true and correct does not constitute and could not be reasonably expected to result in a material adverse effect on CyberGuard;

•	Secure Computing shall have performed and complied in all material respects with all agreements and obligations of the Securities Purchase Agreement;

•	Secure Computing shall have amended the Secure Computing Rights Agreement dated as of July 24, 1997, as amended and restated as of October 22, 1998, (i) to permit the acquisition by Warburg Pincus of the Series A preferred stock and common stock issuable upon the exercise of the warrant without such acquisition triggering a “shares acquisition date” or “distribution date” under the Rights Agreement, and (ii) to provide that the Series A preferred stock and common stock issuable upon the exercise of the warrant shall not be deemed “beneficially owned” by Warburg Pincus for purposes of the Rights Agreement;

•	All applicable waiting periods under the HSR Act and under any other applicable merger control regulation shall have expired or been terminated;

•	There shall be no injunction or prohibition by any legal requirement or governmental entity of any of the transactions contemplated by the Warburg Pincus financing;

•	The filing of the Series A preferred stock certificate of designation by Secure Computing with the Secretary of State of the State of Delaware shall have been made;

•	Warburg Pincus shall have received an opinion from Heller Ehrman LLP as to certain legal matters related to the financing;

•	Cary J. Davis shall have become a member of the Secure Computing board of directors;

•	Secure Computing’s stockholders shall have approved the issuance of the Series A preferred stock; and

•	Secure Computing shall not have amended the merger agreement, waived any provision thereof or given any consent pursuant to the terms thereof or contemplated thereby without the prior written consent of Warburg Pincus and the merger shall have been consummated pursuant to, and in accordance with, the merger agreement.

The obligations of Secure Computing to sell and issue the Series A preferred stock and the warrant is subject to the satisfaction or waiver of the following conditions:

•	The representations and warranties of Warburg Pincus contained in the Securities Purchase Agreement must be true and correct on and as of the closing date with the same force and effect as though made on and as of the closing date;

•	Warburg Pincus shall have performed and complied in all material respects with all obligations of the Securities Purchase Agreement;

•	There shall be no injunction or prohibition by any legal requirement or governmental entity of any of the transactions contemplated by the Warburg Pincus financing;

•	The applicable waiting periods under the HSR Act shall have expired or been terminated; and

•	The merger shall have been consummated.

Amendments and Waivers

Neither the Securities Purchase Agreement nor any provision thereof may be amended, changed, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, change, waiver, discharge or termination is sought.

Termination

The Securities Purchase Agreement may be terminated prior to the closing, as follows:

•	by the mutual written consent of Secure Computing and Warburg Pincus;

•	by either Secure Computing or Warburg Pincus upon termination of the merger agreement; or

•	by either Secure Computing or Warburg Pincus if the closing does not occur by December 31, 2005 subject to extension if Secure Computing should so request from Warburg Pincus.

THE SECURE COMPUTING BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE ISSUANCE OF SHARES OF SECURE COMPUTING SERIES A PREFERRED STOCK AND THE WARRANT TO PURCHASE SHARES OF SECURE COMPUTING COMMON STOCK TO WARBURG PINCUS PURSUANT TO THE WARBURG PINCUS FINANCING.

AMENDMENT TO SECURE COMPUTING 2002 STOCK OPTION PLAN

Proposed Stockholder Action

The 2002 Stock Option Plan was adopted by the Secure Computing board of directors in June 2002. In September 2005, the Secure Computing board of directors approved amendments to, and the restatement of, the 2002 Stock Option Plan (as amended, titled the 2002 Stock Incentive Plan) (the “2002 Stock Plan”) to make the changes described below, subject to stockholder approval:

•	increase by 1,500,000 (from 3,500,000 to 5,000,000) the number of shares of common stock available for issuance under the 2002 Stock Plan;

•	expand the types of awards Secure Computing may grant pursuant to the 2002 Stock Plan to include (in addition to stock options) restricted stock, restricted stock units, stock appreciation rights and other similar types of stock awards, such as phantom stock rights, pursuant to which the recipient is not required to make any payment to Secure Computing upon issuance of the shares underlying the stock award;

•	incorporate performance objectives upon which the issuance or vesting of stock awards may be made contingent in order for them to qualify as performance-based compensation under Section 162(m) of the Code; and

•	provide that the maximum number of shares subject to options and stock awards that may be granted to any one participant under the 2002 Stock Plan during any single fiscal year of Secure Computing is 750,000 shares (the “162(m) Share Limit”).

Other material terms of the 2002 Stock Plan, as amended and restated, include the following:

•	Secure Computing may not reprice or otherwise reduce the exercise price of outstanding options granted under the 2002 Stock Plan (other than in connection with certain corporate transactions such as stock splits, stock dividends or similar transactions) without the approval of Secure Computing’s stockholders;

•	shares subject to awards that expire or become unexercisable without having been exercised in full or without the shares subject thereto having been issued in full will continue to be available for issuance under the 2002 Stock Plan;

•	shares that are withheld from an award in consideration for payment of the exercise or purchase price of an award or applicable tax withholding will continue to be available for issuance under the 2002 Stock Plan;

•	shares actually issued under the 2002 Stock Plan, even if forfeited to or repurchased by Secure Computing, will not become available for regrant under the 2002 Stock Plan;

•	the number and type of shares reserved for issuance under the 2002 Stock Plan; the number and type of shares subject to outstanding awards; the exercise, purchase or repurchase price per share applicable to outstanding awards; and the number and type of awards that may be granted to any participant under the 2002 Stock Plan, including the 162(m) Share Limit, will each be proportionately adjusted to reflect the terms of certain corporate transactions including stock splits, stock dividends and certain other transactions affecting the capital stock of Secure Computing;

•	upon the occurrence of a merger or other fundamental change or event (as such terms are defined in the 2002 Stock Plan), the committee administering the 2002 Stock Plan may in its discretion provide for the assumption or substitution of outstanding awards, accelerate the vesting and termination of restrictions on outstanding awards, cancel outstanding awards in exchange for cash payments to the recipients and arrange for any repurchase rights with respect to outstanding award shares to apply to substituted shares or terminate repurchase rights on outstanding award shares;

•	the administrator of the 2002 Stock Plan has broad discretion to determine the terms of individual awards, including the number of shares subject to awards, the exercise or purchase price, if any, of awards and the time or times when awards may vest, be exercised or settled or become nonforfeitable;

•	the administrator of the 2002 Stock Plan has the authority to determine the exercise price of options; Secure Computing generally expects to issue options with exercise prices equal to the fair market value of the shares subject to the option as of the option grant date although the 2002 Stock Plan gives the administrator the authority to grant nonstatutory stock options at less than the fair market value of the shares subject to the option as of the option grant date, provided that the exercise price may not be less than 50% of the fair market value of the common stock subject to the option as of the option grant date; and

•	the 2002 Stock Plan requires Secure Computing to obtain stockholder approval of any amendments to the 2002 Stock Plan when required by law and of any amendments that would materially increase the maximum number of shares for which awards may be granted under the 2002 Stock Plan (other than in connection with certain corporate transactions such as stock splits, stock dividends or similar transactions), reduce the minimum exercise price for options granted under the 2002 Stock Plan, reprice or otherwise reduce the exercise price of outstanding options under the 2002 Stock Plan or expand the class of persons eligible to receive awards under the 2002 Stock Plan.

A copy of the 2002 Stock Plan is attached as Annex E to this joint proxy statement/prospectus. The following description of the 2002 Stock Plan is only a summary and is qualified by reference to the complete text of the 2002 Stock Plan.

Background

Background on Proposal to Increase Number of Shares Available for Grant

As of September 1, 2005, an aggregate of 355,439 shares had been issued under the 2002 Stock Plan and options to purchase 3,066,201 shares were outstanding under the 2002 Stock Plan, leaving only 78,360 shares available for stock option grants under the 2002 Stock Plan. Options outstanding at September 1, 2005 have per share exercise prices ranging from $2.95 to $17.96 or a weighted average per share exercise price of $8.33, and generally are granted with a 10 year term. All employees and non-employee directors are currently eligible to participate in the 2002 Stock Plan. If stockholders approve the amendments to the 2002 Stock Plan, an aggregate of 1,578,360 shares of common stock would be available for future stock option and stock award grants under the 2002 Stock Plan. If the stockholders do not approve the amendments, then the plan will not be amended at this time and will continue on its current terms.

As of September 1, 2005, the total number of options outstanding under all of Secure Computing’s stock plans, including those in the 2002 Stock Plan, were 8,580,816. As of September 1, 2005, Secure Computing has 462,176 shares available for future grant from all its plans including the 2002 Stock Plan. Options outstanding at September 1, 2005 under all of Secure Computing’s stock plans have per share exercise prices ranging from $1.55 to $25.28 or a weighted average per share exercise price of $10.00, and a weighted average remaining contractual life of 6.71 years (unless exercised or cancelled prior to that time).

Background on Proposal to Expand Types of Awards that May Be Granted

The 2002 Stock Plan currently provides for the granting of stock options to eligible participants. In light of the changing pressures affecting compensation, including executive compensation, as a result of recent market developments as well as increased focus on corporate governance matters generally, and because of the effectiveness of Financial Accounting Standards 123R imposing significant changes on the way in which stock options are accounted for, Secure Computing’s board of directors believes it appropriate for us to have increased flexibility as to the types of equity compensation awards the Secure Computing board of directors may grant to employees and other eligible plan participants.

Specifically, the Secure Computing board of directors has determined that Secure Computing would be better positioned to attract and retain qualified officers, employees, consultants and directors if Secure Computing had the ability, in addition to being able to grant stock options, to be able to grant stock awards pursuant to the 2002 Stock Plan in the form of restricted stock, restricted stock units, stock appreciation rights and other similar types of stock awards, such as phantom stock rights, pursuant to which the recipient is not required to make any payment to Secure Computing upon issuance of the shares underlying the award. These awards may or may not be granted subject to vesting or other forfeiture conditions. We are seeking approval of the amended and restated 2002 Stock Plan by our stockholders at the special meeting in part to expand the types of awards that Secure Computing has the authority to grant.

Background on Proposal to Include Stock Award Limit and Incorporate Performance Objectives

Section 162(m) of the Code generally disallows a tax deduction to public companies for compensation in excess of $1 million paid to certain executive officers (our chief executive officer and our other four most highly compensated officers). Certain performance-based compensation is specifically exempt from this deduction limit if it otherwise meets the requirements of Section 162(m) of the Code. Stock options and other stock awards pursuant to which the recipient’s compensation is based solely on the appreciation of the value of the underlying shares from the date of grant until the date of the income recognition event may qualify as performance-based compensation if the company satisfies certain requirements in connection with the plan under which the awards are granted. Specifically, the plan must be stockholder-approved and must contain a limit on the number of shares that may be granted to any one individual under the plan during a specified period. Accordingly, the 2002 Stock Plan provides that no employee may be granted more than 750,000 shares subject to stock options and stock awards in any fiscal year.

Additional requirements apply to certain forms of compensation, such as stock awards in which the income is not limited solely to appreciation in stock value over the stock award’s value on the grant date, in order for them to qualify as performance-based compensation, including a requirement that payment of the value of such awards be contingent upon achievement of performance goals that are established in a manner specified under Section 162(m) of the Code. The 2002 Stock Plan, as amended and restated, permits Secure Computing to issue awards incorporating performance objectives and provides that these performance objectives called “qualifying performance criteria” may be based upon: (1) cash flow, (2) earnings (including gross margin, earnings before interest and taxes, earnings before taxes, and net earnings), (3) earnings per share, (4) growth in earnings or earnings per share; (5) stock price, (6) return on equity or average stockholders’ equity, (7) total stockholder return, (8) return on capital, (9) return on assets or net assets, (10) return on investment, (11) revenue, (12) income or net income, (13) operating income or net operating income, (14) operating profit or net operating profit, (15) operating margin, (16) return on operating revenue, (17) market share, (18) contract awards or backlog, (19) overhead or other expense reduction, (20) growth in stockholder value relative to the moving average of the S&P 500 Index or Secure Computing’s peer group index, (21) credit rating, (22) strategic plan development and implementation, (23) improvement in workforce diversity, and (24) such other similar criteria as may be determined by the administrator. To the extent that the administrator determines that an award will be granted subject to Qualifying Performance Criteria, such criteria will be specified with respect to a particular award by our compensation committee in a manner designed to comply with Section 162(m). These criteria may be applied to Secure Computing as a whole or to a business unit, affiliate or business segment, either individually, alternatively or in any combination, and may be measured either annually or cumulatively over a period of years, on an absolute basis, or relative to a pre-established target, to previous years’ results or to a designated comparison group, in each case as specified by the administrator in the award agreement. Secure Computing would like to have the ability to qualify awards under the 2002 Stock Plan as performance-based compensation so as to meet the standards of Section 162(m), but may not do so in every instance.

Stockholder approval of the amendments to the 2002 Stock Plan pursuant to this proposal will constitute stockholder approval of the share limitations for Section 162(m) purposes, as well as of the qualifying performance criteria, set forth above.

Description of the 2002 Stock Plan

Purpose

The purpose of the 2002 Stock Plan is to motivate and retain key personnel to produce a superior return to our stockholders by offering such personnel an opportunity to realize stock appreciation, by facilitating stock ownership, and by rewarding them for achieving a high level of corporate financial performance. As an Internet security software company, competition to attract and retain employees with our competitors is intense. Therefore, competitive compensation arrangements including maintaining an adequate pool of stock options and stock awards to attract and retain employees and directors is essential for our success.

Administration

The compensation committee of the Secure Computing board of directors currently serves as the committee that administers the 2002 Stock Plan, of which all three members are “non-employee directors” for purposes of Rule 16b-3 of the Exchange Act and “outside directors” for purposes of Section 162(m) of the Code. Subject to the provisions of the 2002 Stock Plan, the committee has the power to make awards under the 2002 Stock Plan, to determine when and to whom awards will be granted, and the form, amount, and other terms and conditions of each award. The committee has the authority to interpret the 2002 Stock Plan and any award or agreement made under the 2002 Stock Plan, and to make all other determinations necessary or advisable for the administration of the 2002 Stock Plan. To the extent permitted by applicable laws, the committee may delegate all or part of its responsibilities under the 2002 Stock Plan to any employee.

Number of Shares and Eligibility

The total number of shares of our common stock reserved for issuance under the 2002 Stock Plan is presently 3,500,000 (5,000,000 as the 2002 Stock Plan is proposed to be amended), subject to adjustment for future stock splits, stock dividends, and similar changes in capitalization. Section 162(m) of the Code places limits on the deductibility for federal income tax purposes of compensation paid to certain of our executive officers. In order to preserve our ability to deduct the compensation income associated with awards granted to such persons, the 2002 Stock Plan provides that no participant may presently receive, in any one calendar year, any combination of stock options and stock awards relating to more than 750,000 shares of common stock in the aggregate under the 2002 Stock Plan.

All of our employees, consultants and directors and all employees, consultants and directors of our affiliates are eligible to receive awards under the 2002 Stock Plan at the discretion of the committee. Incentive stock options may only be granted to employees of us or our affiliates. Nonstatutory options and stock awards may be awarded by the committee to employees, directors and individuals who are not employees but who provide services to us or our affiliates in the capacity of an independent contractor.

The 2002 Stock Plan provides that all awards are to be evidenced by written agreements containing the terms and conditions of the awards.

Transferability

During the lifetime of a participant to whom an award is granted, only such participant (or such participant’s legal representative) may exercise the award. No award may be sold, assigned, exchanged or otherwise transferred, other than by will or by the laws of descent and distribution or to a designated beneficiary upon death. Notwithstanding the foregoing, a nonstatutory option grant may permit transfer by gift to immediate family members of the participant or to a trust in which nonstatutory options are to be passed to a beneficiary of the participant upon the death of a participant or pursuant to a qualified domestic relations order as defined in the Code.

Type of Awards

Stock Options

Options may be granted to recipients at such exercise prices as the committee may determine; provided that the exercise price of a nonstatutory option may not be less than 50% of the fair market value of the shares of common stock subject to the option as of the date the option is granted. Stock options may be granted and exercised at such times as the committee may determine, except that (1) no incentive stock option may be granted with an exercise price of less than the fair market value of the shares of common stock subject to the option, (2) no incentive stock option may be granted more than 10 years after the effective date of the 2002 Stock Plan, (3) an incentive and nonstatutory stock option shall not be exercisable more than 10 years after the date of grant, (4) the aggregate fair market value of the shares of our common stock with respect to which incentive stock options may first become exercisable in any calendar year for any employee may not exceed $100,000 (measured as of the date of the grant) under the 2002 Stock Plan or any other plan and (5) no option intended as “qualified incentive-based compensation” within the meaning of Section 162(m) of the Code may have an exercise price less than fair market value of the shares of common stock subject to the option on the date of grant of the option. Additional restrictions apply to an incentive stock option granted to an individual who beneficially owns more than 10% of the combined voting power of all classes of Secure Computing stock.

The purchase price payable upon exercise of options may be payable by cash, check, wire transfer, cancellation of indebtedness, delivering stock already owned by the participant (where the fair market value of the shares of common stock withheld or delivered on the date of exercise is equal to the option price of the stock being purchased) or other legal forms of consideration, or in a combination of such methods of consideration, unless otherwise provided in the applicable award agreement. To the extent permitted by law, a participant may simultaneously exercise options and sell the stock purchased upon such exercise pursuant to brokerage or similar relationships and use the sale proceeds to pay the purchase price.

Generally, unless otherwise provided in the option agreement, if an optionee’s services to Secure Computing as an employee, consultant or director terminate other than for death or disability or for cause, vested options will remain exercisable for a period of three months following the optionee’s termination, or if earlier, until the expiration of the term of the option. If an optionee’s services to Secure Computing as an employee, consultant or director terminate for cause (as defined in the 2002 Stock Plan), all options will immediately terminate as of the date of termination. Unless otherwise provided for in the option agreement, if an optionee becomes disabled or dies while an employee, consultant or director of Secure Computing, vested options will remain exercisable for a period of one year following the optionee’s death or disability, or if earlier, until the expiration of the term of the option.

Stock Awards

Stock awards may be stock grants, stock units, stock appreciation rights or other similar stock awards (such as phantom stock rights), including stock awards having an exercise or purchase price that is less than the fair market value of the common stock as of the date of grant of the award. Stock grants are awards of a specific number of shares of our common stock. Stock units represent a promise to deliver shares of our common stock, or an amount of cash or property equal to the value of the underlying shares, at a future date. Stock appreciation rights generally give the right to receive shares of our common stock (although they can also confer the right to receive cash) based on a change in the fair market value of a specific number of shares of our common stock. Each stock award is evidenced by a stock award agreement between Secure Computing and the participant. The 2002 Stock Plan allows the committee broad discretion to determine the terms of individual awards, including the number of shares that a participant will be entitled to purchase or receive and the price (if any) to be paid by the recipient in connection with the issuance of the shares. Each stock award agreement will contain provisions regarding (1) the number of shares subject to a stock award or a formula for determining the number, (2) the purchase price of the shares, if any, and the means of payment for the shares, (3) the qualifying performance criteria, if any, and level of achievement versus these criteria that will determine the number of shares granted, issued, retainable and vested, as applicable, (4) the terms and conditions on the grant, issuance, vesting and forfeiture of the shares, as applicable, as may be determined from time to time by the committee, (5) restrictions on the transferability of the stock award, and (6) such further terms and conditions, in each case not inconsistent with the 2002 Stock Plan, as may be determined from time to time by the committee. Shares may be granted under the 2002 Stock Plan as stock awards without requiring the participant to pay Secure Computing an amount equal to the fair market value of Secure Computing common stock as of the award grant date in order to acquire the award shares.

Acceleration Of Awards, Lapse Of Restrictions

The committee may accelerate vesting requirements and the expiration of the applicable term or restrictions upon such terms and conditions as are set forth in the participant’s award agreement, or otherwise in the committee’s discretion, which may include, without limitation, acceleration resulting from a change in control, fundamental change, a recapitalization, a change in our accounting practices, a change in the participant’s title or employment responsibilities, or the participant’s death, disability or retirement.

Duration, Adjustments, Amendments, Termination

The 2002 Stock Plan will remain in effect until all stock subject to it is distributed or all awards have expired or lapsed, whichever occurs later, or the 2002 Stock Plan is terminated as described below.

In the event of a recapitalization, reclassification, stock dividend, stock split, stock combination or other similar change to the capital structure of Secure Computing, the committee has the discretion to adjust the number and type of shares of common stock available for awards, the number and type of awards that may be granted to any individual, including the 162(m) Share Limit, the number and type of shares of common stock subject to outstanding awards and the exercise or purchase price of outstanding awards.

Under the 2002 Stock Plan, upon the occurrence of a merger or other fundamental change or event, the committee may provide for the assumption or substitution of outstanding awards, accelerate the vesting and termination of restrictions of outstanding awards, cancel outstanding awards in exchange for cash payments to the recipients and arrange for any repurchase rights with respect to outstanding award shares to apply to substituted shares or terminate repurchase rights on outstanding award shares.

The 2002 Stock Plan also gives the Secure Computing board of directors the right to terminate, suspend or amend the 2002 Stock Plan, except that amendments to the 2002 Stock Plan are subject to stockholder approval if needed to comply with Exchange Act Rule 16b-3, the incentive stock option provisions of the Code, their successor provisions, or any other applicable law or regulation. In addition, no amendment may be made that would materially increase the maximum number of shares for which awards may be granted under the 2002 Stock Plan (other than in connection with certain corporate transactions such as stock splits, stock dividends or similar transactions), reduce the minimum exercise price for options granted under the 2002 Stock Plan, reprice or otherwise reduce the exercise price of outstanding options under the 2002 Stock Plan or expand the class of persons eligible to receive awards under the 2002 Stock Plan without the consent of the stockholders.

Summary of Federal Tax Considerations

THE FOLLOWING IS A GENERAL SUMMARY OF THE TYPICAL FEDERAL INCOME TAX CONSEQUENCES RELATED TO STOCK OPTION AND STOCK AWARDS GRANTED UNDER THE 2002 STOCK PLAN. THIS DESCRIPTION IS BASED UPON EXISTING STATUTES, REGULATIONS AND INTERPRETATIONS AS OF THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS. THIS SUMMARY DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF THE EMPLOYEE’S, DIRECTOR’S OR CONSULTANT’S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH THE EMPLOYEE, DIRECTOR OR CONSULTANT MAY RESIDE.

Incentive Stock Options

The grant of an incentive stock option has no federal income tax effect on the optionee. Upon exercise the optionee does not recognize income for “regular” tax purposes. However, the excess of the fair market value of the stock subject to an option over the exercise price of such option (the “option spread”) is includible in the optionee’s “alternative minimum taxable income” for purposes of the alternative minimum tax. Alternative minimum tax is an alternative method of calculating the income tax that must be paid each year, which includes certain additional items of income and tax preferences and disallows or limits certain deductions otherwise allowable for regular tax purposes. Alternative minimum tax is payable only to the extent that alternative minimum tax income exceeds “regular” federal income tax for the year (computed without regard to certain credits and special taxes).

If the optionee does not dispose of the stock acquired upon exercise of an incentive stock option until more than two years after the option grant date and more than one year after exercise of the option, any gain (or loss) upon sale of the shares will be a long-term capital gain (or loss). If the holding periods are not satisfied (referred to as a “disqualifying disposition”), then: (1) if the sale price exceeds the exercise price, the optionee will recognize capital gain equal to the excess, if any, of the sale price over the fair market value of the shares on the date of exercise and will recognize ordinary income equal to the difference, if any, between the lesser of the sale price or the fair market value of the shares on the exercise date and the exercise price; or (2) if the sale price is less than the exercise price, the optionee will recognize a capital loss equal to the difference between the exercise price and the sale price. Secure Computing is not entitled to a federal income tax deduction in connection with incentive stock options, except to the extent that the optionee has taxable ordinary income on a disqualifying disposition (unless limited by Section 162(m)).

Nonstatutory Options

An optionee does not recognize any taxable income at the time a nonstatutory stock option is granted. Upon the exercise of a nonstatutory option with respect to vested shares, the optionee has taxable ordinary income (and unless limited by Section 162(m) of the Code, Secure Computing is entitled to a corresponding deduction) equal to the option spread on the date of exercise. Any taxable income recognized in connection with an option exercise by an employee of Secure Computing is subject to tax withholding by Secure Computing. Upon a disposition of stock acquired upon exercise of a nonstatutory option, the optionee recognizes either long-term or short-term capital gain or loss, depending on how long the stock was held, on any difference between the sale price and the exercise price, to the extent not recognized as taxable income on the date of exercise. Secure Computing may allow nonstatutory options to be transferred subject to conditions and restrictions imposed by the committee; special tax rules may apply on a transfer.

In the case of both incentive stock options and nonstatutory options, special federal income tax rules apply if Secure Computing common stock is used to pay all or part of the option price, and different rules than those described above will apply if unvested shares are purchased on exercise of the option.

Stock Awards

Stock awards will generally be taxed in the same manner as nonstatutory stock options. However, shares issued under a restricted stock award are subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code to the extent the shares will be forfeited in the event that the participant ceases to provide services to Secure Computing and are nontransferable. As a result of this substantial risk of forfeiture feature, the participant will not recognize ordinary income at the time the award shares are issued. Instead, the participant will recognize ordinary income on the dates when the stock is no longer subject to a substantial risk of forfeiture, or when the stock becomes transferable, if earlier. The participant’s ordinary income is measured as the difference between the amount paid for the stock, if any, and the fair market value of the stock on the date the stock is no longer subject to forfeiture.

The employee may accelerate his or her recognition of ordinary income (if any) as described above and instead begin his or her capital gains holding period by timely filing (i.e., within thirty days of the share issuance date) an election pursuant to Section 83(b) of the Code. In such event, the ordinary income recognized, if any, is measured as the difference between the amount paid for the stock, if any, and the fair market value of the stock on the date of such issuance, and the capital gain holding period commences on such date. The ordinary income recognized by an employee will be subject to tax withholding by Secure Computing. Unless limited by Section 162(m) of the Code, Secure Computing is entitled to a deduction in the same amount as and at the time the employee recognizes ordinary income.

Depending upon the structure of the award, different federal income tax treatment than that described above may apply.

Withholding

The 2002 Stock Plan permits us to collect from participants or to withhold from 2002 Stock Plan awards an amount sufficient to cover any required withholding taxes that apply in connection with the award. If permitted by the committee, in lieu of cash, a participant may elect to cover withholding obligations through a reduction in the number of shares of common stock to be delivered to such participant or by delivery of shares of common stock already owned by the participant.

Accounting Treatment

Prior to the first quarter of fiscal 2006, options granted to employees under the 2002 Stock Plan that have fixed exercise prices that are equal to or greater than the fair value per share on the grant date and that have a fixed number of shares associated with the option will generally not result in any direct charge to Secure Computing’s reported earnings under current accounting rules. However, the fair value of those options is required to be disclosed in the notes to the Secured Computing’s financial statements, and Secure Computing also must disclose, in the notes to its financial statements, the pro forma impact those options would have upon Secure Computing’s reported earnings and earnings per share were the fair value of those options at the time of grant treated as a compensation expense over the life of the option.

Beginning with the first quarter of fiscal 2006 (assuming that the stated effective date for FAS 123R is not amended), Secure Computing will generally be required to recognize compensation expense in an amount equal to the fair value on the date of grant of all stock options that are unvested as of or after such period. The fair value of an option will be based on the number of shares subject to the option that are expected to vest. Secure Computing will use either Black-Scholes or a binomial valuation model to measure fair value of option grants. In addition, Secure Computing will be required to recognize compensation expense for options as they vest, as adjusted for actual forfeitures that occur before vesting but not adjusted for any previously recognized compensation cost if an option lapses unexercised.

In addition, Secure Computing will be required to recognize compensation expense for stock awards granted under the 2002 Stock Plan. In general, the expense associated with each stock award will be recognized over the requisite employee service period, generally the vesting period.

Plan Benefits

The following table shows the number of shares of common stock issuable upon exercise of options granted to the Named Executive Officers and other specific groups under the 2002 Stock Plan during the fiscal year ended December 31, 2004:

Name and Position	Number of Shares(1)
John McNulty, Chairman, President and Chief Executive Officer	0
Timothy Steinkopf, Senior Vice President, Chief Financial Officer	81,000
Vince Schaivo, Senior Vice President, Worldwide Sales	63,000
Michael Gallagher, Senior Vice President, Product Development	63,000
Mary Budge, Senior Vice President, Secretary and General Counsel	38,000
Executive Group	245,000
Outside Director Group	0
Non-Executive Officer Employee Group	1,123,600

(1)	All options granted at fair market value as of the date of grant.

Vote Required And Recommendation

At the special meeting, the stockholders are being asked to approve the amendments to the 2002 Stock Plan described above. The affirmative vote of a majority of the shares entitled to vote represented at the special meeting at the time of the vote will be required to approve the adoption of this proposal.

THE SECURE COMPUTING BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” APPROVAL OF THE AMENDMENTS TO THE 2002 STOCK PLAN DESCRIBED ABOVE.

SECURE COMPUTING—ADJOURNMENT PROPOSAL

In the event that there are not sufficient votes to constitute a quorum or approve the proposal to issue shares of Secure Computing common stock pursuant to the Agreement and Plan of Merger, dated as of August 17, 2005, by and among Secure Computing, Bailey Acquisition Corp. and CyberGuard Corporation, as such may be amended from time to time, the proposal to approve the issuance of shares of Secure Computing Series A preferred stock and a warrant to purchase shares of Secure Computing common stock pursuant to the Securities Purchase Agreement between Warburg Pincus Private Equity IX, L.P. and Secure Computing, as such may be amended from time to time, or the proposal to approve the Secure Computing 2002 Stock Option Plan, as amended and restated, these proposals could not be approved unless the meeting was adjourned to a later date or dates in order to permit further solicitation of proxies. Under Secure Computing’s bylaws, if any adjournment is for more than thirty (30) days, or if after adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. Otherwise, notice of any adjourned meeting need not be given if the time and place thereof are announced at the meeting at which the adjournment is taken.

In order to allow proxies that have been received by Secure Computing at the time of the special meeting to be voted for an adjournment, if necessary, Secure Computing has submitted the question of adjournment to its stockholders as a separate matter for their consideration.

THE BOARD OF DIRECTORS OF SECURE COMPUTING RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

CYBERGUARD—ADJOURNMENT PROPOSAL

In the event that there are not sufficient votes to constitute a quorum or approve the proposal to adopt the Agreement and Plan of Merger, dated as of August 17, 2005, by and among Secure Computing, Bailey Acquisition Corp. and CyberGuard Corporation, as such may be amended from time to time, and approve the merger contemplated thereby, this proposal could not be approved unless the meeting was adjourned to a later date or dates in order to permit further solicitation of proxies. Under CyberGuard’s bylaws, the approval of the adjournment proposal requires the number of votes cast in favor of the matter to exceed the number of votes cast against the matter.

In order to allow proxies that have been received by CyberGuard at the time of the special meeting to be voted for an adjournment, if necessary, CyberGuard has submitted the question of adjournment to its stockholders as a separate matter for their consideration.

THE BOARD OF DIRECTORS OF CYBERGUARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

SELECTED FINANCIAL DATA OF CYBERGUARD

The following table sets forth selected consolidated financial data that is qualified in its entirety by and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto appearing elsewhere in this joint proxy statement prospectus. The financial data for the fiscal years ended June 30, 2005, 2004, 2003, 2002 and 2001 have been derived from CyberGuard’s audited consolidated financial statements for such periods as audited by Grant Thornton LLP.

	Fiscal year ended June 30,
	2005	2004	2003	2002	2001
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$66,098	$47,812	$32,980	$22,340	$24,406
Cost of revenues:	21,060	15,662	8,571	7,163	7,977

Gross profit	45,038	32,150	24,409	15,177	16,429

Operating expenses
Research and development	9,791	7,420	5,941	4,705	5,450
Selling, general and administrative	34,526	20,797	14,947	11,313	13,919
Compensation expense related to restricted stock in the SnapGear, Inc. acquisition	—	4,387	—	—	—
Class action settlement	—	—	3,900	—	—

Total operating expenses	44,317	32,604	24,788	16,018	19,369

Operating income (loss)	721	(454)	(379)	(841)	(2,940)

Other income (expense):
Interest income (expense), net	202	148	111	58	(830)
Loss on sale of assets	—	—	(33)	(18)	(106)
Other income (expense)	(50)	376	205	193	(90)

Total other income (expense)	152	524	283	233	(1,026)

Income (loss) before income taxes and cumulative effect of change in accounting principle	873	70	(96)	(608)	(3,966)

Income tax (expense)/benefit	(112)	1,700	4,167	—	—

Net Income (loss) before cumulative effect of change in accounting principle	761	1,770	4,071	(608)	(3,966)

Cumulative effect of change in accounting principle	—	—	—	—	(431)
Net income (loss)	761	1,770	4,071	(608)	(4,397)

Diluted income (loss) per share	$0.02	$0.06	$0.16	$(0.03)	$(0.33)

Balance Sheet Data:
Current assets	$39,758	$26,958	$27,908	$12,605	$11,024
Total assets	115,405	96,727	35,159	14,130	13,099
Long term obligations	12,065	10,278	—	—	—
Stockholders’ equity	73,284	66,042	14,671	6,956	6,474

COMBINED UNAUDITED PRO FORMA

CONDENSED FINANCIAL STATEMENTS OF SECURE COMPUTING

The Unaudited Pro Forma Combined Condensed Statements of Operations for the year ended December 31, 2004, combine the historical consolidated statements of operations of Secure Computing as of and for the year ended December 31, 2004 and CyberGuard as of and for the twelve months ended December 31, 2004, as if the merger had occurred on January 1, 2004. The Unaudited Pro Forma Combined Condensed Statements of Operations of Secure Computing for the six months ended June 30, 2005, combine the historical consolidated statements of operations of Secure Computing for the six months ended June 30, 2005 and of CyberGuard for the six months ended June 30, 2005, as if the merger had occurred on January 1, 2004. The Unaudited Pro Forma Combined Condensed Balance Sheet combines the historical consolidated balance sheet of Secure Computing as of June 30, 2005 and the historical consolidated balance sheet of CyberGuard as of June 30, 2005, giving effect to the merger as if it had occurred on June 30, 2005. You should read this information in conjunction with the:

•	accompanying notes to the Unaudited Pro Forma Combined Condensed Financial Statements;

•	separate historical unaudited financial statements of Secure Computing as of and for the six months ended June 30, 2005 included in Secure Computing’s Quarterly Report on Form 10-Q for the six-month period ended June 30, 2005, which is incorporated by reference into this joint proxy statement/prospectus;

•	separate historical financial statements of Secure Computing as of and for the year ended December 31, 2004 included in Secure Computing’s Annual Report on Form 10-K, which is incorporated by reference into this joint proxy statement/prospectus; and

•	separate historical financial statements of CyberGuard as of and for the fiscal year ended June 30, 2005 included in CyberGuard’s Annual Report on Form 10-K for the year ended June 30, 2005 (see “CyberGuard Historical Financial Statements” on page F-1).

The unaudited pro forma combined condensed financial information is presented for informational purposes only. The pro forma information is not necessarily indicative of what the financial position or results of operations actually would have been had the merger been completed at the dates indicated. In addition, the unaudited pro forma combined condensed financial information does not purport to project the future financial position or operating results of the combined company.

The unaudited combined condensed financial information was prepared using the purchase method of accounting, with Secure Computing treated as the acquiror. Accordingly, Secure Computing’s cost to acquire CyberGuard will be allocated to the assets acquired and the liabilities assumed based upon their estimated fair values as of the date of acquisition. The allocation depends on certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a definitive allocation. Accordingly, the purchase price allocation pro forma adjustments have been made solely for the purpose of providing unaudited combined condensed financial information. A final determination of the fair values of CyberGuard’s assets and liabilities will be based on the actual net tangible and intangible assets of CyberGuard that exist as of the date of completion of the merger, and such valuations could change significantly upon the completion of further analyses and asset valuations from those used in the pro forma combined financial data presented below.

UNAUDITED CONDENSED COMBINED

PRO FORMA STATEMENT OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2005

(in thousands, except per share amounts)

	Historical Secure	Historical CyberGuard	Pro Forma Adjustments		Combined Pro Forma
Revenues	$51,692	$33,914	—		$85,606
Cost of revenues	6,933	10,688	—		17,621

Gross profit	44,759	23,226	—		67,985

Operating expenses:
Selling and marketing	23,731	12,746	—		36,477
Research and development	8,361	5,065	—		13,426
General and administrative	3,800	5,150	—		8,950

	35,892	22,961	—		58,853

Operating income	8,867	265	—		9,132

Other income (expense)	400	(183)	—		217

Income before taxes	9,267	82	—		9,349

Income tax expense	(259)	(73)			(332)

Net income	9,008	9			9,017

Less preferred stock dividends			(1,750	)(a)	(1,750)

Net income applicable to common stockholders	$9,008	$9	($1,750)		$7,267

Basic income per share	$0.25	$0.00			$0.15

Weighted average shares outstanding	35,943	30,789			49,542

Diluted income per share	$0.24	$0.00			$0.15

Weighted average common shares and equivalents outstanding	36,940	32,671			58,252

See accompanying notes to unaudited pro forma combined condensed financial statements.

UNAUDITED CONDENSED COMBINED

PRO FORMA STATEMENT OF OPERATIONS

TWELVE MONTHS ENDED DECEMBER 31, 2004

(in thousands, except per share amounts)

	Historical Secure	Historical CyberGuard	Pro Forma Adjustments		Combined Pro Forma
Revenues	$93,378	$59,740	—		$153,118
Cost of revenues	12,335	20,285	—		32,620

Gross profit	81,043	39,455	—		120,498

Operating expenses:
Selling and marketing	46,253	20,447	—		66,700
Research and development	16,106	9,638	—		25,744
General and administrative	6,456	7,672	—		14,128

Compensation expense related to unearned restricted stock in the SnapGear acquisition	—	4,113	—		4,113

	68,815	41,870	—		110,685

Operating income (loss)	12,228	(2,415)	—		9,813

Other income	607	639	—		1,246

Income (loss) before taxes	12,835	(1,776)	—		11,059

Income tax benefit (expense)	—	794	(833	)(b)	(39)

Net income (loss)	$12,835	($982)	(833)		11,020
Less preferred stock dividends			(3,544	)(a)	(3,544)

Net income (loss) applicable to common stockholders	$12,835	($982)	($4,377)		$7,476

Basic income (loss) per share	$0.36	($0.04)			$0.16

Weighted average shares outstanding—basic	35,576	27,918			46,121

Diluted income (loss) per share	$0.34	($0.04)			$0.20

Weighted average shares outstanding—diluted	37,256	27,918			54,988

See accompanying notes to unaudited pro forma combined condensed financial statements.

UNAUDITED CONDENSED COMBINED

PRO FORMA BALANCE SHEET

AS OF JUNE 30, 2005

(in thousands, except per share amounts)

	Historical Secure	Historical CyberGuard	Pro Forma Adjustments		Combined Pro Forma
Assets
Cash and cash equivalents	$47,152	$15,003	($14,854	)(e)(f)	$47,301
Restricted cash	—	298	—		298
Investments	16,236	—	—		16,236
Accounts receivable, net	20,717	19,456	—		40,173
Inventory, net	2,937	1,753	—		4,690
Other current assets	8,854	3,248	—		12,102
Current assets from discontinued operations	160	—	—		160

Total current assets	96,056	39,758	(14,854)		120,960

Property and equipment, net	3,495	3,366	—		6,861

Goodwill	39,329	45,339	253,023	(a)	337,690
Other assets	5,393	26,942	—		32,335

Total assets	$144,273	$115,405	$238,169		$497,847

Liabilities and stockholders’ equity
Accounts payable	$2,090	$3,769	—		$5,859
Accrued payroll	4,120	—	—		4,120
Other accrued expenses	1,878	9,787	11,511	(c)(d)	23,176
Acquisition reserve	531				531
Deferred revenue	24,215	16,500	—		40,715

Total current liabilities	32,834	30,056	11,511		74,401

Acquisition reserve—long term	428	—	—		428
Deferred revenue—long term	7,080	6,310	—		13,390
Deferred tax liability—long term	0	5,755	—		5,755

Total liabilities	40,342	42,121	11,511		93,974

Stockholders’ equity
Preferred Stock	—	—	7	(g)	7
Common Stock	364	311	(311	)(b)	364
Additional paid-in capital	200,318	150,995	148,940	(a)(b)	500,253
Accumulated deficit	(96,064)	(78,011)	78,011	(b)	(96,064)
Accumulated other comprehensive loss	(687)	(11)	11	(b)	(687)

Total stockholders’ equity	103,931	73,284	226,658		403,873

Total liabilities and stockholders’ equity	$144,273	$115,405	$238,169		$497,847

See accompanying notes to unaudited pro forma combined condensed financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(in thousands, except per share amounts)

NOTE 1 THE MERGER WITH CYBERGUARD

The merger agreement requires Secure Computing to issue to the CyberGuard stockholders 0.5 of a share of Secure Computing common stock and $2.73 in cash for each outstanding share of CyberGuard common stock when the merger closes. Secure Computing will not issue fractional shares in the merger. As a result, the total number of shares of Secure Computing common stock that each CyberGuard stockholder will be entitled to receive pursuant to the merger will be rounded down to the nearest whole number, and each CyberGuard stockholder will be entitled to receive a cash payment for the remaining fraction of a share of Secure Computing common stock that he or she would otherwise receive, if any, based on the market value of Secure Computing common stock at the close of business at the date the merger becomes effective. Secure Computing will also assume certain outstanding stock options held by certain CyberGuard employees and outstanding vested warrants to purchase CyberGuard common stock.

The merger will be treated as a purchase by Secure Computing under accounting principles generally accepted in the United States. Under the purchase method, the purchase price for accounting purposes is calculated using the fair market value of the Secure Computing common stock issued to CyberGuard stockholders, plus the value of CyberGuard’s stock options and warrants assumed by Secure Computing, cash paid to CyberGuard stockholders and estimated acquisition related costs. A preliminary estimate of the purchase price for CyberGuard is as follows:

Number of shares of CyberGuard common stock outstanding as of June 30, 2005	31,082
Exchange ratio	0.5

Number of shares of Secure Computing common stock to be issued	15,541
Multiplied by Secure Computing’s average stock price for the period two days before through the two days after the announcement of the merger	$11.57

$179,747

Estimated fair value of CyberGuard’s stock options and warrants to be assumed by Secure Computing	31,291

Estimated fair value of Secure Computing’s common stock to be issued	211,038

Cash paid to CyberGuard’s stockholders	84,854
Estimated acquisition related costs to be incurred by Secure Computing	4,050

Estimated purchase price	$299,942

The stock options to be assumed in connection with the merger with CyberGuard were valued using the Black-Scholes Option Pricing model, a generally accepted option valuation methodology, with the following assumptions:

Stock price on date of grant	$11.57
Expected price volatility	0.84
Risk free interest rate	3.86%
Weighted-average exercise price	$6.57
Expected dividend yield	0%
Expected life	3.15

The stock price on the date of grant was calculated using the average closing price of Secure Computing’s stock for the two days before through the two days after the announcement of the merger. The Black-Scholes option-pricing model with the above assumptions calculated a weighted-average value of $6.03 share. This value was assigned to the stock options to purchase 3,749 shares and warrants to purchase 241 shares to be assumed by Secure Computing as of June 30, 2005 to determine a fair value of approximately $31,291.

The unaudited pro forma condensed combined balance sheet and statements of operations are not necessarily indicative of the financial position and operating results that would have been achieved had the merger been completed as of the beginning of the earliest period presented. They should not be construed as being a representation of financial position or future operating results of the combined companies. However, the final purchase price allocation could be significantly different from the amounts reflected in the unaudited pro forma condensed combined information. In addition, the unaudited pro forma condensed combined financial information gives effect only to the adjustments set forth in the accompanying notes and does not reflect any integration or merger related costs, or any potential cost savings or other synergies that management expects to realize as a result of the merger.

NOTE 2 ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The adjustments to the unaudited pro forma Condensed Combined balance sheet as of June 30, 2005 and the pro forma Condensed Combined statements of operations for the year ended December 31, 2004 and for the six months ended June 30, 2005 in connection with the proposed merger with CyberGuard are presented below:

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2005

(a)	The fair values of CyberGuard’s assets and liabilities have been estimated for the purpose of allocating the purchase price and determining the pro forma effect of the acquisition on the combined financial statements. The allocation of the excess purchase price, over fair value of the assets acquired and liabilities assumed, to goodwill is based upon a preliminary analysis. Upon final completion of a final purchase price allocation, a portion of the excess purchase price may be allocated to certain intangibles that are separable from goodwill or arise from contractual or legal rights, which would result in amortization expense being recorded over the estimated life of the respective intangible assets. Given the uncertainty of finite-lived intangible assets at the time the closing is targeted to occur, sufficient information is not available at this time to provide specifics with regard to intangible assets, including customer contracts and relationships, patents, trademarks and developed technology. The estimated purchase price of $299,942 has been assigned to the assets acquired and liabilities assumed as follows:

Assets as of June 30, 2005:
Current assets	$24,904
Property and equipment	3,366
Other long-term assets	26,942
Goodwill	298,361
Liabilities assumed and accrued by Secure Computing as of June 30, 2005:
Revenue deferred from ongoing contractual obligations at fair value	(22,810)
Other liabilities	(30,822)

$299,942

(b)	This adjustment is to eliminate the common stock ($311), additional paid in capital ($150,995), foreign currency translation ($11), and accumulated deficit of ($78,011) of CyberGuard.

(c)	This adjustment is an estimate of the liabilities to be accrued in connection with the purchase business combination, consisting primarily of severance, insurance and facility costs totaling $7,461.

(d)	This adjustment is an estimate of the acquisition costs to complete the merger totaling $4,050.

(e)	This adjustment is for the cash proceeds received from Warburg Pincus totaling $70,000 for the sale of shares of Series A preferred stock.

(f)	This adjustment is for the cash issued to CyberGuard stockholders totaling $84,854.

(g)	This adjustment is for the Series A preferred stock issued to Warburg Pincus.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

(a) This adjustment is for the estimated accrued preferred stock dividend due to Warburg Pincus.

(b) This adjustment is for a deferred tax valuation benefit recognized by CyberGuard.

NOTE 3 ITEMS NOT ADJUSTED

The pro forma statements do not reflect any effect of operating efficiencies, cost savings and other benefits anticipated by Secure Computing’s management as a result of the merger. Additionally, certain integration costs may be recorded subsequent to the merger that, under purchase accounting, will not be treated as part of the CyberGuard purchase price.

NOTE 4 PRO FORMA NET INCOME PER SHARE

The pro forma basic and diluted net income per share is computed by dividing the pro forma net income by the pro forma basic and diluted weighted average shares outstanding, assuming Secure Computing and CyberGuard had merged at the beginning of the earliest period presented. The pro forma weighted average basic and diluted number of shares outstanding is calculated as follows for the year ended December 31, 2004 and the six months ended June 30, 2005:

Basic
For the year ended December 31, 2004
CyberGuard’s weighted average shares outstanding on January 1, 2004	21,090
Multiplied by	0.5

Equivalent Secure Computing shares issued to CyberGuard stockholders	10,545
Add Secure Computing’s weighted average shares outstanding	35,576

Pro forma combined weighted average shares outstanding	46,121

Diluted
For the year ended December 31, 2004
CyberGuard’s weighted average shares outstanding on January 1, 2004	21,090
Multiplied by	0.5

Equivalent Secure Computing shares issued to CyberGuard stockholders	10,545
Add estimated equivalent Secure Computing common stock equivalents issued to CyberGuard stockholders	2,006
Add estimated common stock to be issued upon conversion of preferred stock	5,181
Add Secure Computing’s weighted average shares outstanding	37,256

Pro forma combined weighted average shares outstanding	54,988

Basic
For the six months ended June 30, 2005
CyberGuard’s weighted average shares outstanding on January 1, 2005	27,198
Multiplied by	0.5

Equivalent Secure Computing shares issued to CyberGuard stockholders	13,599
Add Secure Computing’s weighted average shares outstanding	35,943

Pro forma combined weighted average shares outstanding	49,542

Diluted
For the six months ended June 30, 2005
CyberGuard’s weighted average shares outstanding on January 1, 2005	27,198
Multiplied by	0.5

Equivalent Secure Computing shares issued to CyberGuard stockholders	13,599
Add estimated equivalent Secure Computing common stock equivalents issued to CyberGuard stockholders	2,532
Add estimated common stock to be issued upon conversion of preferred stock	5,181
Add Secure Computing’s weighted average shares outstanding	36,940

Pro forma combined weighted average shares outstanding	58,252

OTHER INFORMATION ABOUT CYBERGUARD

BUSINESS

Overview

CyberGuard provides a broad portfolio of security products that deliver high performance and cost-effective security for enterprises and government entities worldwide. CyberGuard’s products are designed to provide the strongest security and protection available along with robust centralized management. CyberGuard offers a broad family of security appliance solutions and related software that include firewall, Virtual Private Networking (VPN), secure content management and security management and reporting technologies. CyberGuard’s appliances are built upon a highly secure operating system and proprietary software designed to identify network and application attacks and prevent them from reaching mission-critical resources. CyberGuard believes that a key differentiator of its security products is CyberGuard’s ability to inspect all content traversing the network for security threats, regardless of whether the content originates from within or outside the enterprise; all without impacting performance. CyberGuard believes that its ability to inspect each packet of network traffic at the application layer provides some of the highest levels of protection available today.

The rise in vulnerabilities related to security products provides a mechanism for hackers to compromise enterprise networks and applications. CyberGuard’s highly secure appliance combines multi-gigabit performance and centralized management and provides CyberGuard a key differentiator with current and potential customers.

CyberGuard’s target customers are large enterprises, including many Global 2000 companies, major financial institutions and government entities worldwide. CyberGuard’s appliances are sold to end-users both directly and indirectly by a direct sales force and resellers in the United States and in over 30 foreign countries.

CyberGuard was incorporated in 1994 in connection with a spin-off from Harris Corporation. At that time, CyberGuard produced computers for the real-time computing market as well as our firewall product for the secure computing market. CyberGuard changed its name from Harris Computer Systems Corporation in June 1996 following the sale of its real-time computer business.

Industry Background

Online security is of growing importance to today’s organizations, as businesses and governments become increasingly reliant on Internet-based technology to conduct day-to-day operations. The rapid adoption of the Internet has accelerated the distribution and sharing of data and applications, enabling organizations to adopt new electronic methods of doing business. In order to realize the benefits of the Internet, businesses must open their networks to business partners, customers and their mobile workforce, significantly increasing their vulnerability. The more organizations depend on the Internet to conduct business, the greater the risk of business interruption, negative publicity, theft of proprietary or private information, liability for damages to others, and other costly business losses.

Increase in Security Risks

The move to Internet-based business processes and communications has increased concern about network and application security. Security threats include:

•	Unauthorized access to private company data and applications;

•	Exposure to malicious software, worms, spyware, and viruses that cause damage to a company’s data and business operations or that bypasses security and enables unauthorized access;

•	Unavailability of network and applications due to denial-of-service attacks (DoS);

•	Confidentiality leaks via email and unauthorized attachments that leave private networks unfiltered or unencrypted;

•	Legal liability resulting from inappropriate employee Internet access; and

•	Privacy violations associated with governmental regulations such as HIPAA.

In addition to many of the security risks that have been identified, many threats are yet unidentified and unknown.

Increasing Sophistication and Frequency of Security Attacks

In recent years, the frequency and severity of attempted breaches of network security has been increasing. According to the 2004 CSI/FBI Computer Crime and Security Survey, 53% of the respondents reported unauthorized use of their networks or applications. Moreover, this survey found that only 20% of those who suffered serious attacks actually reported them to law enforcement.

Despite the investments that governments and enterprises have made to secure their organizations, vulnerabilities and security breaches are becoming more prevalent. In addition, attacks have become more sophisticated and severe. This is a consequence, in part, of the availability of “hacking” tools and information outlining how to make these attacks, an increase in the number of connections that are vulnerable to attack, and an increase in the overall amount of confidential information accessible through or delivered over the Internet. In some instances, the vulnerabilities have been in the very security infrastructure implemented to protect the networks and applications.

Organizations have deployed security solutions to protect various parts of their infrastructure, however attacks have continued to evolve to target those elements of the infrastructure that are the most vulnerable or most difficult to protect. Many of these new attacks directly target applications, often attempting to exploit vulnerabilities inherent in the applications themselves or in the underlying communications protocols. According to the Gartner Group, a leading technology research firm, over 70% of attacks target the application layer. As applications have become more sophisticated, so have the attack capabilities that threaten them. Organizations are recognizing that defensive measures must be even more advanced to protect against application-level threats.

In addition to external threats, businesses are increasingly recognizing the multiple risks and costs associated with personal Internet and computer use in the workplace. More than 45% of businesses detected unauthorized access to corporate data by personnel within the firewall perimeter according to a 2003 FBI survey. The proliferation of blended viruses and the rapid increase in employee use of instant messaging, peer-to-peer file sharing, and email, has resulted in new conduits for malicious code that bypass traditional network security measures. To address these problems, organizations are recognizing the need to proactively manage employee use of the Internet and computing resources.

The CyberGuard Solution

CyberGuard provides a broad portfolio of security products that deliver high performance and cost-effective security for enterprises and government entities worldwide. CyberGuard’s products are designed to provide the strongest security and protection available along with robust centralized management. CyberGuard offers a broad family of security appliance solutions and related software that includes firewall, VPN, secure content management, and security management technologies.

CyberGuard believes that a key differentiator of our security products is our ability to inspect all of the content that is traveling over the network for security threats, whether originating from within or outside an enterprise without impacting performance. Unlike many of CyberGuard’s competitors whose firewall products only inspect a portion of the packet’s content, CyberGuard’s firewall technology is designed to look deeper into the packet, up to and including the application-level. By examining the network traffic at a more granular level, CyberGuard is able to provide our customers with a higher level of security. Similarly, CyberGuard’s secure content management solutions inspect network traffic originating from employees to ensure that the content that has been requested or is being sent complies with the security policies established by the organization.

Key benefits of CyberGuard’s security products include:

Multi-level security. CyberGuard’s security appliances and related software offer multi-level security by combining our highly secure firewall technology with our deep-content inspection capabilities associated with our secure content management software. CyberGuard believes that its multi-level approach provides its customers with the ability to insure the content traveling both from outside and from within the organization is free from security threats. CyberGuard’s firewall technologies combine a hybrid methodology of stateful packet inspection and application proxies to provide deeper inspection of every packet that traverses the firewall. The application proxies make decisions on the types of data and commands allowed by looking at the application layer of the packet. CyberGuard’s secure content management technologies help prevent vulnerabilities and threats originated by actions within the organization.

High performance appliances. CyberGuard’s high performance security appliances and related software can be deployed in mission-critical environments such as data centers, corporate extranets, major e-commerce web sites and government networks. Using CyberGuard’s high performance appliances, enterprises and government entities are able to deploy integrated security capabilities at up to 8 gigabits of throughput.

Ease of implementation and management. CyberGuard’s appliances and related software are designed to require minimal configuration so that they can be deployed quickly and cost-effectively in a network. CyberGuard’s appliances and related software use industry standard protocols and management interfaces to enable interoperability with a broad range of third-party products. CyberGuard’s products can be configured and managed remotely using industry standard interfaces, including a built in web-based user interface or a command line user interface. In addition, CyberGuard’s solutions provide the ability to centrally manage and monitor security policies of our appliances and related software across the entire organization.

Low cost of ownership. CyberGuard’s appliances and related software are designed to minimize installation and maintenance costs of security, which allows its customers to limit the expenses of hiring IT personnel otherwise required to implement and maintain an effective security solution.

High reliability and availability. CyberGuard’s appliances support an optional high availability configuration that combines two appliances to operate as a single logical unit. If there is a disruption in network connectivity or if the primary appliance fails, the secondary appliance is designed to automatically take over to provide continuous network connectivity. All configuration changes are automatically synchronized between the appliances in the high availability pair. For critical connections, such as those to mission-critical government and e-commerce sites, this high availability configuration minimizes the risk of lost network connectivity

Strategy

CyberGuard’s mission is to be a leading supplier of high performance security solutions by delivering the best performing security appliances and related software in the world. CyberGuard is positioning itself to realize this objective with a growth strategy that includes the following elements:

Extend our application and deep-packet inspection security capabilities. CyberGuard intends to enhance its application-level and content inspection technology through continued internal development. CyberGuard believes that it supports one of the broadest sets of application proxies in the industry. CyberGuard intends to continue to enhance our support of our existing application proxies to accelerate the performance of our solutions.

Maintain focus on customer service and support. CyberGuard believes that one of its competitive advantages is its commitment to customer service and support. CyberGuard intends to continue its focus on satisfying customer needs by providing customized solutions and offering our customers support in solving complex security-related problems. CyberGuard believes that delivering excellent customer service also provides a source of additional sales leads for its products.

Further penetrate and expand our existing customer base. CyberGuard intends to leverage its technology, product leadership and superior customer service to continue to drive sales to new customers and to further develop its existing customers. CyberGuard has an established customer base of Global 2000 companies and government entities worldwide where CyberGuard has developed strong relationships. CyberGuard intends to generate incremental sales from these relationships by expanding to areas within its existing customers that are not currently using our security solutions. Additionally, CyberGuard intends to broaden our customer base through the expansion of its sales force and continued enhancement of our channel distribution network.

Heighten our brand awareness and strengthen distribution channels. CyberGuard intends to continue to expand domestically and internationally through enhanced marketing programs and sales activities designed to strengthen our brand and distribution channels. As part of CyberGuard’s education-oriented marketing strategy, CyberGuard intends to continue to expand its brand-building activities, emphasizing the unique factors and technologies that differentiate us from the competition. CyberGuard’s growing network of value-added resellers and distributors provides it with a key instrument to access new markets and customers while further penetrating our existing customer base. CyberGuard intends to grow its distribution channels by establishing additional relationships with value-added resellers, system integrators and distributors that sell security solutions to large enterprises and government entities.

Extend our product offerings. CyberGuard intends to leverage its strength to further extend its core technologies, enhance its existing products and continue to develop new complementary products. CyberGuard also intends to continue broadening the capabilities of our central management solution called Global Command Center™ designed to simplify management of multiple security appliances.

Continue to grow our business organically as well as through strategic acquisitions. CyberGuard is positioned to benefit from the projected growth in the industry and intend to grow organically by adding additional personnel, particularly in the sales and engineering areas. CyberGuard also intends to pursue strategic acquisitions that provide additional technology expertise, complementary product offerings, additional geographic reach and new customer opportunities.

Products

Firewall/VPN Appliances

CyberGuard offers a comprehensive line of premium firewall/VPN appliances that includes fourteen models designed to address the full spectrum of security requirements—from the most sophisticated enterprises and government agencies to the medium-sized businesses. CyberGuard’s firewall/VPN appliances are built on CyberGuard’s custom, secure operating system and combine a hybrid methodology of stateful packet and application proxies technology to provide deeper inspection of every packet that traverses the network.

The strength of CyberGuard’s firewall/VPN appliances has been certified in numerous independent evaluations. Our secure operating system and networking software are designed to meet the United States Trusted Computer System Evaluation Criteria/National Computer Security Center, or NCSC, criteria at a B1 level. CyberGuard’s firewall/VPN appliances achieved the Common Criteria EAL4+ certification. This certification meets the US National Security Agency benchmark for firewalls. Certain agencies of the U.S. government and large enterprises require the products they use to carry a certification of the product’s proven reliability.

CyberGuard’s firewall/VPN appliances are designed to offer network security solutions by providing the combination of high security, high performance and ease of use for global customers including major banks, financial institutions, corporations and government entities. CyberGuard offers a number of security modules as part of its firewall/VPN appliances that are sold as customer-selected options. These options include: anti-virus, anti-span, SSL acceleration, web-content filtering, and intrusion detection.

CyberGuard’s appliances comprise specialized hardware platforms and secure operating systems. CyberGuard’s specialized hardware platforms provide security, scalability and performance in any easy to use form factor.

The SG300, SG500 and SG700 Series appliances are specifically designed to increase security and reduce costs associated with small-medium sized businesses and enterprises or replicated sites. The SG300, SG500 and SG700 Series appliances are available at various sustained throughput rates ranging from 35Mbps to 140Mbps.

Classic Series

FS Series. The FS series appliances are specifically designed for networks with moderate bandwidth requirements within medium-sized organizations. At 250 to 500 Mbps performance and more than 550,000 simultaneous connections, the FS series provides throughput to meet the bandwidth requirements of many mid-sized networks.

KS Series. The KS series appliances are specifically designed for large organizations that require maximum throughput and security. The KS series appliances eliminate the performance barriers imposed by traditional firewalls and virtual private network encryption and have sustained throughput rates ranging from 1Gbps to 1.5Gbps.

SL Series. The SL series appliances are designed to be ultra-secure and deliver multi-gigabit throughput for any organization’s most demanding environments. The SL series appliances have sustained throughput rates of 1.5Gbps.

TSP Series

TSP security appliances provide proactive, positive security protection against generalized and application-specific attacks. TSP’s Adaptive Policy™ architecture enforces explicit security policies to permit only valid and authorized traffic, while automatically protecting against potentially malicious URLs, content, or scripts embedded in HTTP.

TSP 1000 Series. The TSP 1000 Series is optimized for small and mid-sized businesses that require the granular protection that can be provided only by an application gateway device.

TSP 3000 Series. The TSP 3000 Series is designed to satisfy the demands of HQ locations and mid-sized data centers. The TSP 5000 Series is the workhorse of the TSP family and provides unparalleled security and throughput to secure large corporate data centers and service provider networks.

TSP 7000 Series. The 7000 Series is the new flagship of the TSP product family and provides the world’s fastest and most comprehensive application layer inspection solution available today.

Our FS, KS, SL and TSP Series appliances all carry the highest levels of independent, objective security certifications—Common Criteria EAL4+, ICSA, ITSEC E3, and VPNC.

Embedded Firewall/VPN Solutions

While perimeter firewalls are effective in stopping incursions from an external network, they cannot prevent attacks that originate within the protected network. Since up to 90% of network attacks originate within the organization, many organizations are complementing perimeter defenses with embedded firewalls that secure critical servers and host systems. By embedding access control technology within PCI cards, independent of the host operating system, the embedded firewall offers a scalable, tamper-resistant and non-by-passable security solution to secure access inside the corporate firewall. Administrators can define and implement access rules that restrict desktop users to specific servers or network resources based on their user profiles or group affiliations.

SG630 and SG635 Series

The SG630 and SG635 appliances are cost-effective firewall/VPN solutions packaged on a PCI card. By offloading all firewall and VPN processing from the host computer, the SG630 and SG635 ensure high performance and throughput with the convenience of remote management and simplified installation. The SG635 series includes an intrusion detection module.

Secure Content Management Software

CyberGuard offers a comprehensive suite of secure content management products that enable organizations to manage and inspect Internet content to effectively protect their networks from security threats and annoyances. CyberGuard combined its content security components into a single comprehensive solution. The integration of these components and the synergy of several individual technologies improve network performance and reduce administrative costs.

The following are key components of our secure content management software:

•	URL Filter. Manages access to inappropriate or distracting Web content to minimize organization’s legal risks, increase network security and improve employee productivity.

•	Anti-Virus. Provides in-depth protection against a multitude of blended threats at the corporate gateway while offering high performance through our innovative Antivirus technology.

•	Anti-spam. Combines the strengths of multiple complementary spam detection methods for unmatched accuracy, delivering spam detection well in excess of 90% and a false-positive rate of less than 1%.

•	Instant Message Filter. Detects, reports, and selectively blocks the unauthorized use of high-risk and evasive Peer-to-Peer file sharing (P2P) and Public Instant Messaging (IM) from enterprise networks.

•	Content Protection. Ensures that your systems are protected against the myriad of threats transported in Web and e-mail traffic. Content Protection screens the HTTP data stream, filtering out unwanted and potentially dangerous content. In addition, Content Protection filters out-going content (Web and e-mail) to stop leakage of confidential materials.

•	SSL Scanner. Enables enterprises to apply their existing security and Internet usage policies to the HTTPS protocol.

Each of these secure content management modules can be deployed independently or combined as part of a more comprehensive solution.

Security Management Platform

CyberGuard’s security management solution, Global Command Center, is designed to enable large enterprises and government entities to implement and manage security policies easily and consistently across complex, geographically dispersed networks of firewalls/VPNs and other related security products. It is designed to allow security administrators to manage network security from a central location.

Global Command Center allows administrators to define objects, such as a firewall or other security device, once and then reuse those objects wherever they are needed. When security policies change, an administrator can modify the objects and implement the changes instantly throughout the enterprise. Specifically, Global Command Center is designed to enable customers to centrally monitor and audit security policies, back-up and restore security configurations, centrally manage software updates and licensing and simplify routine administrative tasks.

Professional Services

Global education programs. Recognizing that the educated consumer is CyberGuard’s most valued customer, CyberGuard has developed a portfolio of certification courses for its suite of network security solutions. The courses include CyberGuard Firewall Security Administration, CyberGuard Firewall Security Officer, Global Command Center Administration, Virtual Private Network Administration, and High Availability Administration. Certification is achieved through successful completion of demonstration-based testing in the classroom and online testing at the end of the course. In addition, customized on-site seminars can be scheduled covering advanced security topics, including specific responses to the results of external and internal security assessments.

Customer Support

CyberGuard believes that service is a key differentiator for CyberGuard. CyberGuard’s worldwide customer support center provides 24-hour support via telephone and over the Internet through CyberGuard On-line. CyberGuard’s knowledgeable support team is versed in real-world enterprise environments, and they have each obtained certifications in networking, firewalls and security. CyberGuard’s support staff is composed of highly trained and qualified level-2 security professionals. In addition, support staff has access to information and services. CyberGuard’s customers have access to security tips, technical services and incident placement through CyberGuard On-line.

Security Certifications

CyberGuard’s products continue to earn high-level, independent security certifications and evaluations.

CyberGuard is committed to industry leadership in providing certified security solutions. Some examples of CyberGuard’s security certifications include:

•	CyberGuard believes that it was the first firewall appliance to complete the Common Criteria evaluation for its networking software and was awarded Evaluation Assurance Level 4. In addition, CyberGuard received an augmented Evaluation Assurance Level 4 certificate under the Common Criteria Assurance Maintenance Scheme. This allows for continuing certification of any patches, enhancements, or upgrades without further evaluation;

•	CyberGuard has achieved Common Criteria evaluation of the latest version of our products at Evaluation Assurance Level 4+ and claiming conformance to the following two U.S. Department of Defense protection profiles:

(1)	Final U.S. Government Traffic-Filter Firewall Protection Profile for Low-Risk Environments, Version 1.1, dated April 1999; and

(2)	Final U.S. Department of Defense Application-level Firewall Protection Profile for Basic Robustness Environments, Version 1.0, dated June 22, 2000.

CyberGuard is currently under evaluation with its TSP product family for conformance to the following U.S. Department of Defense protection profiles:

(1)	Final U.S. Department of Defense Application-level Firewall Protection Profile For Medium Robustness Environments Version 1.0 June 28, 2000; and

(2)	Final U.S. Department of Defense Traffic-Filter Firewall Protection Profile For Medium Robustness Environments Version 1.4 May 1, 2000.

•	CyberGuard achieved the Federal Information Processing Standard (FIPS) 140-1 certification for its Classic product line and are currently working on FIPS 140-2 certification for our TSP and SG product families.

•	CyberGuard’s firewall appliance line has been recognized by ICSA Labs, a division of TruSecure Corporation, as having achieved ICSA Labs Firewall Certification Versions 3.0a and 4.0. CyberGuard is currently working on ICSA Labs Firewall Certification Versions 4.0 for our TSP product family.

•	CyberGuard has been certified by the VPNC (VPN Consortium) for Interoperability for all product lines.

Strategic Relationships

CyberGuard has strategic alliances with third parties to ensure its customers have access to the most powerful and interoperable network security solutions available in the market today. By partnering with top performing providers as it relates to encryption, token authentication, virus detection and load balancing, CyberGuard is both internally innovative and uniquely positioned to service system integrators, solution providers, and end users as they make important infrastructure and network security decisions.

CyberGuard outsources all of its hardware manufacturing and assembly primarily to two third-party manufacturers and assembly houses.

Customers and Markets

Traditionally, CyberGuard has served the Global 2000 enterprise and national governments sectors, which typically have the most stringent requirements for network security. CyberGuard’s success in these sectors is the product of an unparalleled commitment to Common Criteria EAL4+ certification and maintenance assurance, as well as CyberGuard’s status as the only firewall vender to have received “Orange Book” certification by the U.S. Federal Government. Widely regarded as the “most secure” solution as a result of this commitment to maintaining the highest level of certifications, demand for CyberGuard’s products is especially prevalent in regulatory-driven environments, such as the financial services and utilities sectors.

The acquisition of SnapGear, Inc. (“SnapGear”, “SG”) in November 2003 expanded CyberGuard’s product portfolio to include a family of cost-effective firewall/VPN appliances aimed at the “edge” of the enterprise network. These SG-branded products are an excellent fit for small and mid-sized branch and remote offices, which comprise the largest and most lucrative segment of the firewall/VPN appliance marketplace. In addition, the SG product line is an excellent fit for small and medium businesses that require security and WAN connectivity. The SG product delivers on CyberGuard’s commitment to offer a complete range of appliances to enterprise customers, who must provide consistent levels of security for their branch offices and remote employees.

In April 2004, CyberGuard acquired Webwasher AG, a leading provider of enterprise-class web and e-mail content security solutions. Webwasher’s Content Security Management suite provides a significant market differentiation for CyberGuard’s TSP solutions. Robust content security features, including an inherent ability to mitigate risk associated with malware, viruses, and worms, uniquely position CyberGuard to provide a cost-effective core-to-edge blended protection solution to the large enterprise market.

On March 11, 2005, CyberGuard completed the acquisition of certain assets of Zix Corporation, a Texas corporation. CyberGuard paid Zix Corporation $2.1 million in cash and executed a promissory note for $1.5 million in conjunction with this transaction. Through the acquisition of these assets, CyberGuard acquired a strong North American customer base.

During CyberGuard’s fiscal year ended June 30, 2005, CyberGuard executed on a well defined growth strategy, acquiring strategic technologies and exploiting product synergies to expand its presence in global markets as a leading provider of information security solutions that scale from the core to the edge of the enterprise network. Looking toward the future, CyberGuard believes that security infrastructure is in a transition period and that a number of enterprise pain points and business drivers have aligned to make CyberGuard a very attractive information security solutions provider to large enterprise organizations seeking to refresh or enhance their securing infrastructure.

Sales and Distribution

CyberGuard sells its products primarily through a global network of value-added distributors, resellers and system integrators. The SG line can also be purchased directly on shopping sites such as Yahoo. When mandated by a specific enterprise customer or government agency, the channel is used for fulfillment purposes and we maintain a direct relationship with the customer.

A global sales force is responsible for acquiring and managing distribution partners. This indirect distribution strategy allows us to leverage the trusted relationships our partners have built with their customers to expand our range of prospects and accelerate the sales process. It also allows CyberGuard to reduce its sales costs by reducing the number of direct sales professionals that would otherwise be required to achieve comparable market coverage. The ability of CyberGuard’s partners to provide regional technical support reduces our need to provide direct support to customers, enabling us to provide high quality support services across the globe.

In July 2004, the “One Program” was introduced to standardize the channel program across the globe and to unify CyberGuard with its business partners. One is an innovative channel program due to its hard segmentation nature.

Even the name was chosen to communicate CyberGuard’s view that its sales organization and the channel is managed as “one” entity, not separate delivery vehicles. The program reflects this philosophy. The program has been constructed to aggressively engage, energize, and reward the channel. Only channel partners that actively engage will be accepted into the program. CyberGuard’s channel managers are tasked with actively managing the engagement process, responsible for developing a coordinated marketing plan within 30 days of the acceptance of a new partner. By focusing their efforts on assisting CyberGuard’s preferred-tier partners in developing go-to-market plans linked to CyberGuard’s quarterly marketing plan, the channel manager will be intimately involved in creating end user demand. “One” delivers on our commitment to drive business through the channel.

CyberGuard employs four Regional Vice Presidents (RVP) who are responsible respectively for our businesses in the Americas, Europe, the Middle East and North Africa and the US Federal Government. Each RVP employs a team of sales managers who are responsible for generating business through partners in their region and via selected key account end-user customers. A team of Inside Sales Professionals (ISPs) supports the RVPs in developing new channel partner relationships and assisting their regional sales managers throughout the sales process. In addition, CyberGuard fields a team of global technical support professionals who provide pre- and post-sales technical support to our sales force and channel partners.

Marketing

In April 2005, CyberGuard hired a VP of Global Marketing to lead its marketing, brand management, and product management efforts. With this hire, CyberGuard has embraced the concept that market focus and brand management are equally important success criteria. Enhancing brand equity is the top priority for the next twelve months. In addition, Marketing will focus on the simplification of our messaging and value proposition to the marketplace as well as increasing the effectiveness of CyberGuard’s sales force.

CyberGuard’s marketing efforts will also be critical in leveraging the revenue potential of the SnapGear, Inc. and Webwasher AG acquisitions and the acquisition of certain assets of Zix Corporation. CyberGuard’s Total Stream Protection™ framework pioneered the concept of a blended or integrated approach to an increasingly sophisticated threat environment and CyberGuard’s customers and partners see the value in the integrated deployment of our products to secure their infrastructure. CyberGuard believes that the cross-selling and technology integration possibilities within its current portfolio are significant.

The coming fiscal year will see a renewed focus on taking CyberGuard’s message to the marketplace through targeted brand and product-specific advertising, demand generation activities, worldwide seminars, aggressive analyst and press relations and speaking engagements designed to assert global thought leadership in the security arena.

Co-Op Marketing will also play an important role in extending our global reach. This program enables CyberGuard’s channel partners to accrue credits based on a percentage of their product revenue, and then to use these credits to offset 50% or more of the costs for generating marketplace awareness and leads for CyberGuard and its products.

As of June 30, 2005, CyberGuard had 12 employees in its sales and marketing organization.

Competition

The market for security solutions is intensely competitive and characterized by rapid change and consolidation. CyberGuard believes this level of competition is likely to persist and intensify given the escalating threats to global security and the growing sophistication of hackers and cyber-criminals.

CyberGuard believes that the principal competitive factors affecting the market for computer and network security products include the product’s level of security, performance and reliability, technical features, including interoperability and functionality, ease of use, capabilities, customer services and support, integration of products, manageability of products, brand name recognition, reputation, distribution channels and lower total cost of ownership.

However, CyberGuard believes that it possesses a number of competitive advantages that provide opportunities for CyberGuard to secure a significant share of the fastest growing market segments and profitably expand its business. These competitive advantages include:

•	A broad set of firewall/VPN appliances that are well positioned to meet the requirements of enterprise and mid-market customers.

•	A sophisticated central management solution—Global Command Center—that provides the foundation for managing enterprise security policies implemented with CyberGuard’s solutions and also those from our competitors. CyberGuard believes that Global Command Center will provide powerful incentives for organizations to standardize on CyberGuard as their security infrastructure provider.

•	A fully integrated suite of Webwasher Web and e-mail content security solutions. CyberGuard is not aware of any other company in this space that can address CyberGuard’s range of content security requirements with a solution that is as modular, feature rich, and fully integrated.

•	CyberGuard’s continuing leadership in providing application-layer security. CyberGuard’s capabilities to inspect and eliminate restricted application commands and content are even stronger today thanks to its acquisition of Webwasher.

•	CyberGuard’s demonstrated commitment to service and support.

•	An experienced team of developers, some of who helped create CyberGuard’s multi-level secure operating system and other core technologies.

With CyberGuard’s broad range of firewall/VPN solutions, CyberGuard competes with a number of established firewall/VPN providers, including Cisco Systems, Check Point®, Secure Computing, Juniper Networks®, Watchguard®, Symantec®, SonicWALL, and others. In selected markets, we may also compete with new and emerging competitors such as Fortinet™, Tipping Point, and Radware.

In the content security sector, CyberGuard’s chief competitors include Websense®, SurfControl®, Secure Computing (via its N2H2 acquisition), and Symantec.

Patents and Proprietary Technology

CyberGuard relies upon license agreements with customers; trademark, copyright and trade secret laws; employee conflict of interest and third-party non-disclosure agreements and other methods to protect the trade secrets, proprietary know-how and other proprietary rights on which CyberGuard’s business depends. There can be no assurance that these agreements will not be breached, that CyberGuard will have adequate remedies for any breach, or that CyberGuard’s trade secrets will not otherwise become known to or independently developed by competitors. CyberGuard has some pending patent applications to cover certain aspects of its technology. CyberGuard has received trademark registration in the United States, Canada and numerous other countries for its CyberGuard® firewall mark and its CyberGuard logo.

Various companies hold patents, copyrights, and other intellectual property rights covering a variety of competing products and processes. CyberGuard has from time to time received, and may in the future receive, communications from third parties claiming that we may be infringing certain of such parties’ patents and/or other intellectual property rights. CyberGuard may be unable to avoid infringement of third party intellectual rights and may have to obtain a license, defend an infringement action, or challenge the validity of another party’s intellectual property rights in court. Intellectual property litigation is costly and time consuming, and CyberGuard may be unable to prevail in any such litigation or devote sufficient resources to even pursue such litigation. A license may be unavailable on terms and conditions acceptable to CyberGuard, if at all. If CyberGuard does not obtain a license under another party’s intellectual property rights and if it were found liable for infringement, CyberGuard may be liable for significant money damages, may encounter significant delays in bringing products to market, or may be precluded from participating in the manufacture, use, or sale of products requiring such licenses. Any allegation of infringement, infringement claim or other litigation against or by CyberGuard could have a material adverse effect on CyberGuard’s results of operations and financial condition.

Government Regulation

CyberGuard’s security products are subject to export restrictions administered by the U.S. Department of Commerce. Export controls on cryptographic products permit the export of encryption products outside the U.S. only with the required level of export license or through an export license exception. The effect of these regulations is to create delays in the introduction of the products in international markets, and, in some cases, to prohibit them altogether.

Employees

As of June 30, 2005, CyberGuard employed approximately 283 full-time employees and 4 contract engineers. All of CyberGuard’s employees and contract engineers are bound by agreements containing confidentiality and conflict of interest provisions.

PROPERTIES

CyberGuard’s corporate headquarters are located at 350 SW 12th Avenue, Deerfield Beach, Florida. This facility has approximately 38,000 square feet and provides office space for our executive team, research and development, sales and worldwide customer support organizations. The lease expires in November 2014.

CyberGuard leases facilities on a short-term basis in California, Maryland, North Carolina, Illinois, Australia, Japan, Dubai, United Kingdom and Germany for regional sales support.

LEGAL PROCEEDINGS

CyberGuard is involved from time to time, in the ordinary course of its business, in various litigation relating to the conduct of its business. CyberGuard believes that these other litigation matters will not have a material adverse effect on its consolidated financial position, results of operations or cash flows.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	4,729,000	$4.76	2,181,000

CYBERGUARD MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations

Information Regarding Forward-Looking Statements

This Management’s Discussion and Analysis of the Financial Condition and Results of Operations, contains forwarding-looking statements, as described in the “safe harbor” provision of the Private Securities Litigation Reform act of 1995. These statements involve a number of risks and uncertainties and actual results could differ materially from those projected. These forward-looking statements regarding future events and future results of CyberGuard are based on current expectation, estimates, forecast, and projections about the industry in which we operate and the beliefs and assumptions of our management. Words such as “expects,” “anticipates,” “target,” “goal,” “project,” “intend,” “plans,” “believes,” “seeks,” “estimates,” variations of such words, and similar expressions are intended to identify such forward-looking statements. Statements regarding future growth, future products and product development, including the anticipated dates for introducing such products, future prospects, trends in our business, future profitability, business plans and strategies, future revenues and revenue sources, future liquidity and capital resources, future computer network security market directions, future acceptance of CyberGuard’s products and possible growth in markets, future acquisitions, and increases in our sales force, as well as all other statements contained in this report that are not purely historical, are forward-looking statements. Readers are cautioned that these forward-looking statements are predictions and are subject to risk, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may vary materially and adversely from those expressed in any forward-looking statement. Readers are referred to the cautionary statements and important risk factors discussed elsewhere in this report and in our other reports and filings with the SEC. Some of the factors that might cause future actual events to differ from those predicted or assumed include: future advances in technologies and computer security; CyberGuard’s history of annual net operating losses and the financing of future losses through the sale of assets and newly issued Company securities; CyberGuard’s ability to execute on its business plans; CyberGuard’s dependence on outside parties such as its key customers and alliance partners; competition from major computer hardware, software, and networking companies; risk and expense of governmental regulation and effects of changes in regulation; uncertainties associated with product performance liability; risks associated with growth and expansion; global economic conditions; changes in customer needs resulting from economic conditions; dependence on information systems; risks associated with obtaining and maintaining patent and intellectual property right protection; uncertainties in availability of expansion capital in the future and other risks associated with capital markets; and the ability of CyberGuard to integrate successfully any businesses it acquires.

CyberGuard undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

The risks and uncertainties described below are not the only ones facing CyberGuard. Additional risks and uncertainties not presently known to CyberGuard or that CyberGuard currently considers immaterial may also impair CyberGuard’s operations. If any of the following risks, or any additional risks and uncertainties, were to materialize, CyberGuard’s business, financial condition or results of operations could be materially adversely affected. Were that to occur, the trading price of CyberGuard common stock could decline.

Overview

CyberGuard provides a broad portfolio of security products that deliver high performance, cost effective security for enterprises and government entities worldwide. CyberGuard’s products are designed to provide the strongest security and protection available along with robust centralized management. CyberGuard offers a broad family of security appliance solutions and related software that include firewall, Virtual Private Networking (VPN), secure content management and security management technologies. CyberGuard’s appliances are built upon a highly secure operating system and proprietary software designed to identify network and application attacks and prevent them from reaching mission-critical resources. CyberGuard believes that a key differentiator of its security products is CyberGuard’s ability to inspect all the content that is traveling over the network for security threats, whether originating from within or outside an enterprise without impacting performance. CyberGuard believes that its ability to inspect each packet of network traffic at the application layer provides some of the highest levels of protection.

The rise in vulnerabilities of security products potentially provides ways for hackers to compromise enterprises’ networks and applications. CyberGuard’s highly secure appliance combines multi-gigabit performance and centralized management and provides CyberGuard a key differentiator with current and potential customers.

CyberGuard’s target customers are large enterprises, including Global 2000 companies, major financial institutions and government entities worldwide. CyberGuard’s appliances are sold to end-users directly and indirectly by a direct sales force and resellers in the United States and in over 30 foreign countries.

CyberGuard was incorporated in 1994 in connection with a spin-off from Harris Corporation. At that time, CyberGuard produced computers for the real-time computing market as well as its firewall for the secure computing market. CyberGuard changed its name from Harris Computer Systems Corporation in June 1996 following the sale of its real-time computer business.

Acquisitions

On November 26, 2003, CyberGuard completed the acquisition of SnapGear, Inc., a Delaware corporation, pursuant to an Agreement and Plan of Merger dated November 12, 2003. SnapGear, a privately-held company founded in Australia, is a leading developer of embedded Linux security and offers a popular line of edge firewall/VPN security appliances for the small to medium enterprise markets.

The consideration to SnapGear was approximately $18.5 million in cash and stock. The $18.5 million consideration consisted of: (a) approximately 2 million shares of the Company’s common stock valued at $16.9 million; and (b) cash of approximately $1.6 million.

SnapGear stockholders were granted certain registration rights pertaining to the common stock they received in the transaction. CyberGuard’s general corporate funds were the source of the funds used to fund the cash portion of the purchase price.

The acquisition was accounted for using the purchase method of accounting, as required by Statement of Financial Accounting Standard No. 141, “Business Combinations.” Under this method of accounting, CyberGuard allocated the purchase price to the fair value of the assets acquired, including identified intangible assets. The allocation was based on management’s estimates, with assistance from an independent third party valuation firm.

On April 29, 2004, CyberGuard completed the acquisition of German high-end content security vendor Webwasher AG for $37.5 million, of which $8.1 million was paid in cash and the remainder was in 3.1 million shares of the Company’s common stock valued at $29.01 million. Webwasher develops and markets standalone and integrated solutions for Internet content security and filtering, including URL filtering, e-mail and spam filtering, virus protection, SSL filtering, Instant Message/Peer-to-Peer blocking and Internet usage reporting. In accordance with the price protection clause of the Stock Purchase and Sale Agreement related to the acquisition of Webwasher, 334,368 shares were issued to the sellers of Webwasher during the quarter ended June 30, 2005. On June 30, 2005, the issuance of 339,908 shares valued at $2.02 million, was accrued based on the attainment of certain revenue targets by Webwasher in accordance with the Webwasher AG Stock Purchase and Sale Agreement. As of June 30, 2005 these shares had not been issued.

The acquisition was accounted for using the purchase method of accounting, as required by Statement of Financial Accounting Standard No. 141, “Business Combinations.” Under this method of accounting, CyberGuard allocated the purchase price to the fair value of the assets acquired, including identified intangible assets. The allocation was based on management’s estimates, with assistance from an independent third party valuation firm.

On March 11, 2005, CyberGuard completed the acquisition of certain assets of Zix Corporation, a Texas corporation. CyberGuard paid Zix Corporation $2,126 in cash and executed a promissory note for $1,500. The first payment on this note of $500 was paid on June 15, 2005. The terms of this note require the Company to make two further payments to Zix Corporation of $500 each on September 15 and December 15, 2005.

Results of Operations

The following table sets forth certain of CyberGuard’s consolidated statement of operations data as a percentage of total revenues for the periods indicated.

	Fiscal year ended June 30,
	2005	2004	2003
	(in percentages)
Revenues:
Products	75	75	69
Services	25	25	31

Total revenues	100	100	100

Cost of revenues:
Products	25	25	18
Services	7	8	8

Total cost of revenues	32	33	26

Gross profit	68	67	74

Operating expenses:
Research and development	15	16	18
Selling, general and administrative	52	43	45
Class action settlement	—	—	12
Compensation expense related to restricted stock in the SnapGear, Inc. acquisition	—	9	—

Total operating expenses	67	68	75
Operating income / (loss)	1	(1)	(1)

Other income:
Interest income (expense), net	0	0	0
Gain (loss) on sale of assets	0	0	0
Other income	0	1	1

Total other income	0	1	1

Income/(Loss) before income taxes	1	0	0

Income tax benefit	0	4	13

Net income	1	4	13

Comparison of the Years Ended June 30, 2005 and 2004

Total revenues. Total revenues, which consist of product sales and software maintenance and professional services revenues, increased from $47.8 million for fiscal year 2004 to $66.1 million in fiscal year 2005, an increase of $18.3 million or 38%. The increase in total revenues was driven by the inclusion of the results of SnapGear and Webwasher for a full year, the continued focus on security by government and commercial enterprises world-wide and increased awareness of CyberGuard’s product brand and new product offerings.

CyberGuard categorizes its revenues into three geographic regions: North America; Europe and the Middle East, (“EMEA”); and Asia and the Pacific Rim, (“APAC”). Revenues in North America, EMEA and APAC as a percentage of total revenues were approximately 44%, 43% and 13%, respectively, inc fiscal year 2005 and 50%, 32% and 18%, respectively, in fiscal year 2004. All regions experienced increased sales in fiscal year 2005 compared to fiscal year 2004. CyberGuard’s total international revenues, which are revenues for customers outside North America, represented approximately 57% and 50% of the total revenues in fiscal year 2005 and 2004, respectively.

One distributor accounted for 11% of CyberGuard’s total revenue in fiscal 2005. No single customer, distributor or reseller accounted for more than 10% of CyberGuard’s total revenue in fiscal year 2004.

Product revenues. Product revenues consist primarily of firewall and VPN security appliances. Product revenues increased from $35.8 million in fiscal year 2004 to $49.7 million in fiscal year 2005, an increase of $13.9 million or 39%. $11.4 million of the increase in product revenue is due to the inclusion of product revenues of SnapGear and Webwasher for a full fiscal year versus a partial period in 2004. Both these companies were acquired during fiscal 2004. $2.5 million of the increase in product revenue is because CyberGuard continued to see the benefits of increased brand awareness and continued traction from new product offerings. CyberGuard realized channel growth as its partners won deals from competitors and developed new business. Product revenues for fiscal year 2005 were primarily from large enterprise customers and government entities, in both domestic and international markets. OEM sales to large service providers and systems integrators represented 8% of product sales for 2005 compared to 7% for 2004.

Service revenues. Service revenues consist primarily of maintenance contracts for technical support of CyberGuard’s firewall/VPN appliances. Service revenues also include revenues from professional services such as training, consulting and installation. Service revenues increased from $12 million in fiscal year 2004 to $16.4 million in fiscal year 2005 an increase of $4.4 million or 37%. Annual maintenance/customer support revenues represented approximately $14.6 million or 89% of total 2005 service revenues. $2.3 million or 52% of the $4.4 million growth is due to incremental revenue contributed by SnapGear and Webwasher as a result of including their revenues for a full fiscal year. $2.1 million or 48% of the growth is due to a larger installed base during fiscal year 2005 resulting from additional product sales, as well as maintenance revenue from customer support renewals for products sold in previous years. Revenues from training, consulting and installations made up the balance of the growth of service revenues from fiscal year 2004 to fiscal year 2005.

Cost of revenues and gross profit. Total cost of revenues, which includes products and services costs, increased $5.4 million or 34% in fiscal year 2005 from $15.7 million in fiscal year 2004 to $21.1 million in fiscal year 2005. $4.6 million of the increase was due to the increased product sales and services revenues for fiscal year 2005 due to the inclusion of revenues of SnapGear and Webwasher for a full fiscal year versus a partial period in 2004. Total gross profit was 68% for fiscal year 2005 and 67% for fiscal year 2004. Gross profit is affected by a variety of factors including competition, the mix in average selling prices of products we currently offer, OEM sales, new product introduction and enhancements, fluctuation in manufacturing volumes and incremental cost of supporting the increased installed customer base. Product gross margin decreased to 66% in 2005 from 67% in 2004. The reduction in product related gross profit was primarily the result of a change in the product mix as a result of the inclusion of the results of SnapGear for a full year. The security solutions for the SG product range are used in regional, branch and small offices of small to medium-sized enterprises. These products fall into more of a commodity offering and margins are lower than the traditional CyberGuard offerings. In addition, the OEM component of SnapGear revenues has margins, which are substantially lower than those products that are sold through channel relationships. The gross margin was also negatively impacted by the amortization of acquisition related charges which totaled 2,066,000 during 2005 compared to 905,000 during

2004. Gross profit for services was $12.1 million, or 74%, for fiscal year 2005 as compared to $8.1 million, or 67%, for fiscal year 2004. The increase in service related gross profit was a result of an increase in service revenue of $4.4 million, with cost of service revenues only increasing $0.4m.

Operating expenses. For fiscal year 2005, total operating expenses increased to $44.3 million as compared to $32.6 million for the fiscal year 2004, an increase of $11.7 million or 36%. As a percentage of total revenues, operating expenses decreased from 68% in fiscal year 2004 to 67% in fiscal year 2005. Included in the operating expenses for the year ended June 30, 2005, was $2.5 million of acquisition related amortization of intangibles. Included in the operating expenses for the year ended June 30, 2004 was a non-recurring charge of $4.4 million for a non-cash compensation charge related to the SnapGear acquisition and $844,000 of acquisition related amortization of intangibles. Excluding the amortization of acquisition related intangibles and the non-cash compensation charge, operating costs were $41.9 million, or 63% of total revenue in 2005 compared to $27.4m or 57% of total revenue in 2004. The overall increase in operating expenses is due to an increase in development costs of $2.4 million, and an increase in selling, general and administrative expenses of $12.2 million. For a reconciliation of CyberGuard’s operating expenses under generally accepted accounting principles, please see the table below under the heading “Non-GAAP Financial Information”.

Research and development expenses. Research and development expenses include salaries, non-capitalized equipment, software tools and facilities related costs. For fiscal year 2005, total research and development expenses increased $2.4 million to $9.8 million from $7.4 million for fiscal year 2004, or 32%. $2.0 million of the increase is the result of additional development costs associated with including the results of Webwasher and SnapGear for a full year. A decrease in software development costs capitalized during fiscal 2005 of $1.2 million, compared to $1.6 million of software development costs that were capitalized during fiscal 2004 also contributed to the increase. As a percentage of total revenue, research and development expenses decreased to 15% in fiscal year 2005 compared to 16% for fiscal year 2004.

Selling, general and administrative expenses. Selling, general and administrative expenses include salaries, commissions, human resources, finance, administrative support functions, and legal and accounting professional services. Selling, general and administrative expenses increased by $13.8 million or 67% to $34.6 million for fiscal year 2005 from $20.8 million for fiscal year 2004. $8.4 million of the increase is attributable to the inclusion of the results of SnapGear and Webwasher for a full year. The increase also includes an increase in amortization of acquisition related charges of $1.6 million. The remaining $3.8 million of the increase was due to increased marketing expenditures, commissions, payroll and professional fees. As a percentage of total revenue, selling, general and administrative expenses increased to 52% for fiscal year 2005 compared to 43% for fiscal year 2004.

Net interest income. Net interest income was $202,000 for fiscal year 2005 compared to net interest income of $148,000 for fiscal year 2004. The increase in net interest income was primarily the result of the $2.6 million increase in cash balances for fiscal year 2005 versus fiscal year 2004.

Other expense / income. Other expense was $50,000 for fiscal year 2005 versus $376,000 of other income for fiscal year 2004 and represents foreign currency gains / losses.

Income tax expense. CyberGuard recorded an income tax expense of $112,000 for fiscal year 2005 compared to an income tax benefit of $1.7 million for fiscal year 2004.

Net income and earnings per share. As a result of the factors described above, net income decreased to $0.8 million in fiscal 2005, or $0.02 per diluted share, compared to a net income of $1.7 million, or $0.06 per diluted share for the fiscal year 2004. The acquisition related charges described above, had the impact of reducing our earnings by $4.5 million during fiscal year 2005.

Non-GAAP Financial Information

The following reconciliation details the adjustments between the results calculated using generally accepted accounting principals (GAAP) and the same results excluding acquisition related and non-recurring charges. The non-GAAP information is included herein in order to provide investors a more complete understanding of the underlying operational results and trends, which should only be read in conjunction with the results reported in accordance with GAAP. (Amounts in thousands except per share amounts)

	Year Ended June 30, 2005			Year Ended June 30, 2004
	GAAP Presentation	Pro Forma Adjustments	Pro Forma Presentation	GAAP Presentation	Pro Forma Adjustments	Pro Forma Presentation
Revenues:
Products	$49,677	$—	$49,677	$35,796	$—	$35,796
Services	16,421	—	16,422	12,016	—	12,016

Total revenues	66,098	—	66,098	47,812	—	47,812
Cost of revenues:
Products	16,783	(2,066)[1]	14,717	11,743	(905)[1]	10,838
Services	4,277	—	4,277	3,919	—	3,919

Total cost of revenues	21,060	(2,066)	18,994	15,662	(905)	14,757

Gross profit	45,038	2,066	47,104	32,150	905	33,055

Operating expenses:
Research and development	9,791	—	9,791	7,420	—	7,420
Selling, general and administrative	34,526	(2,463)[1]	32,063	20,797	(844)[1]	19,953
Compensation expense related to restricted stock in the SnapGear, Inc. acquisition	—	—	—	4,387	(4,387)[3]	—
Total operating expenses	44,317	(2,463)	41,854	32,604	(5,231)	27,373

Operating income (loss)	721	4,529	5,250	(454)	6,136	5,682

Other income (expense)
Interest income, net	202	—	202	148	—	148
Other (expense) / income	(50)	—	(50)	376	—	376

Total other income	152	—	152	524	—	524

Income before income taxes	873	4,529	5,402	70	6,136	6,206

Income tax (expense) / benefit	(112)	—	(112)	1,700	—	1,700

Net income	$761	$4,529	$5,290	$1,770	$6,136	$7,906

Basic earnings per common share	$0.03		$0.17	$0.07		$0.33

Weighted average number of common shares outstanding	30,270		30,270	23,829	(522)	23,307

Diluted earnings per common share	$0.02		$0.16	$0.06		$0.28

Weighted average number of common shares outstanding	32,087		32,087	28,363	(522)	27,841

1 -	The pro forma adjustment relates to amortization of acquisition related intangible assets and other acquisition related costs.
2 -	The pro forma adjustment relates to a one-time non-recurring charge related to non-cash compensation for the SnapGear, Inc. acquisition.
3 -	The pro forma adjustments have no tax effect as CyberGuard is not in a tax paying position in the years presented.

Comparison of Years Ended June 30, 2004 and June 30, 2003

Total revenues. Total revenues, which consist of product sales and software maintenance and professional services revenues, increased from $32.9 million for fiscal year 2003 to $47.8 million in fiscal year 2004, or 45%. The increase in total revenues was driven by the increase in the number of products we currently offer, the continued focus on security by government and commercial enterprises world-wide, increased awareness of CyberGuard’s product brand and new product offerings as a result of our acquisition of SnapGear, Inc. in November 2003 and Webwasher in April 2004.

CyberGuard categorizes its revenues into three geographic regions: North America; Europe and the Middle East, (“EMEA”); and Asia and the Pacific Rim, (“APAC”). Revenues in North America, EMEA and APAC as a percentage of total revenues were approximately 50%, 32% and 18%, respectively, in fiscal year 2004 and 2003. All regions experienced increased sales in fiscal year 2004 compared to fiscal year 2003. CyberGuard’s total international revenues, which are revenues for customers outside North America, represented approximately 50% of the total revenues in fiscal year 2004 and 2003.

No single customer or reseller accounted for more than 10% of CyberGuard’s total revenue in fiscal year 2004 or 2003.

Product revenues. Product revenues consist primarily of firewall and VPN security appliances. Product revenues increased from $22.6 million in fiscal year 2003 to $35.8 million in fiscal year 2004, or 58%. The increase in product revenues is primarily the result of increased brand awareness, channel growth, penetrating into new markets and new product offerings as a result of our acquisition of SnapGear, Inc. in November 2003 and Webwasher in April 2004. The majority of CyberGuard’s product revenues for fiscal year 2004 were generated from large enterprise customers and government entities, in both domestic and international markets. An additional component of CyberGuard’s product revenue in fiscal 2004 is OEM sales to large service providers and systems integrators resulting from CyberGuard’s acquisition of SnapGear, Inc.

Service revenues. Service revenues consist primarily of maintenance contracts for technical support of our firewall/VPN appliances and content management solutions from the Webwasher acquisition. Also included in service revenues are revenues from professional services such as training, consulting and installation. Service revenues increased from $10.3 million in fiscal year 2003 to $12 million in fiscal year 2004 an increase of 16%. The increase in service revenues was due primarily to growth in annual maintenance/customer support revenues, which represents approximately 90% of total service revenues. This growth is due to the greater number of installed products during fiscal year 2004 resulting from additional product sales, as well as maintenance/customer support renewals for products sold in previous years. Revenues from training, consulting and installations made up the balance of the growth of service revenues from fiscal year 2003 to fiscal year 2004.

Cost of revenues and gross profit. Total cost of revenues, which includes products and services costs, increased from $8.6 million in fiscal year 2003 to $15.7 million in fiscal year 2004, or 83%. The increase was primarily due to the increased product sales and services revenues for fiscal year 2004. Total gross profit was 67% for fiscal year 2004 and 74% for fiscal year 2003. Gross profit is affected by a variety of factors including competition, the mix in average selling prices of products we currently offer, OEM sales, new product introduction and enhancements, fluctuation in manufacturing volumes and incremental cost of supporting the increased installed customer base. The reduction in product related gross profit was primarily the result of a change in the product mix as a result of the acquisition of SnapGear, Inc. in November of 2003. The security solutions for the SG product range are used in regional, branch and small offices of small to medium-sized enterprises. These products fall into more of a commodity offering and margins are lower than the traditional CyberGuard offerings. In addition, the OEM component of revenues has margins, which are substantially lower than those products that are sold through channel relationships. The gross margin was also negatively impacted by the amortization of acquisition related charges which totaled 905,000 during 2004. Gross profit for services was $8.1 million, or 67%, for fiscal year 2004 as compared to $7.7 million, or 74%, for fiscal year 2003. The decrease in service related gross profit was a result of the increase in headcount of the support maintenance engineers.

Operating expenses. For fiscal year 2004, total operating expenses increased to $32.6 million as compared to $24.8 million for the fiscal year 2003, or 32%. As a percentage of total revenues, operating expenses decreased from 75% in fiscal year 2003 to 68% in fiscal year 2004. Included in the operating expenses for the year ended June 30, 2004 was a non-recurring charge of $4.4 million for a non-cash compensation charge related to the SnapGear, Inc. acquisition and $844,000 of acquisition related amortization of intangibles. Excluding the non-cash compensation charge and the amortization of acquisition related intangibles, operating costs were $28.2 million, or 59% of total revenue. The increase in total operating expenses in fiscal year 2004 from fiscal year 2003, excluding acquisition related amortization and other non-recurring charges from both years, was $6.7 million, or 32%. The overall increase in operating expenses is due primarily to the increase in development costs of $1.5 million, and an increase in selling, general and administrative expenses of $5.3 million. The increase in both operating expense categories is as a result of the acquisitions made during the current year. Operating expenses are expected to increase in fiscal 2005 as a result of including the operating expenses of the acquired companies for a full twelve months. For a reconciliation of the Company’s operating expenses under generally accepted accounting principles, please see the table below under the heading “Non-GAAP Financial Information”.

Research and development expenses. Research and development expenses include salaries, non-capitalized equipment, software tools and facilities related costs. For fiscal year 2004, total research and development expenses increased to $7.4 million from $5.9 million for fiscal year 2003, or 25%. Sixty five percent of the increase is the result of additional development associated with the acquisitions during the year and the balance is due to the increase in headcount of the existing development organization. As a percentage of total revenue, research and development expenses decreased to 16% in fiscal year 2004 compared to 18% for fiscal year 2003 due primarily to the growth in revenues during the year and the increase in capitalization of software development costs during fiscal 2004 of $1.6 million relating to the latest release of the software, compared to $179,000 of software development costs that were capitalized during fiscal 2003. Research and development expenses are expected to increase in fiscal 2005 as a result of including the research and development expenses of the acquired companies for a full twelve months.

Selling, general and administrative expenses. Selling, general and administrative expenses include salaries, commissions, human resources, finance, administrative support functions, and legal and accounting professional services. Selling general and administrative expenses increased by $5.8 million or 39% to $20.8 million for fiscal year 2004 from $14.9 million for fiscal year 2003. The increase was due to labor related expenses, including increases in bonuses, commissions as a result of including the costs of the acquired companies as well as option related payroll costs incurred. The increase also includes an increase in amortization of acquisition related charges of $540,000. As a percentage of total revenue, selling, general and administrative expenses decreased to 43% for fiscal year 2004 compared to 45% for fiscal year 2003.

Selling, general and administrative expenses are expected to increase in fiscal 2005 as a result of including selling, general and administrative expenses of the acquired companies for a full twelve months.

Compensation expense related to restricted stock. The restricted stock compensation balance of $4.4 million recorded in connection with the acquisition of SnapGear, Inc., represented the portion of the purchase consideration linked to continued employment of certain key employees of SnapGear, Inc. This amount was written off as a one-time non-cash charge during fiscal year 2004 as a result of the Company’s election to remove the employment requirement from the restricted stock agreement. The restricted stock agreement still requires release of stock to these employees from escrow over a two year period beginning November 26, 2004.

Net interest income. Net interest income was $148,000 for fiscal year 2004 compared to net interest income of $111,000 for fiscal year 2003. The increase in net interest income was primarily the result of the significant increase in cash balances for fiscal year 2004 versus fiscal year 2003.

Other income. Other income was $376,000 for fiscal year 2004 versus $205,000 for fiscal year 2003. Other income represents foreign currency gains for fiscal year 2004 and 2003.

Income tax benefit. CyberGuard provides a deferred tax valuation allowance for the portion of its deferred tax assets which is not more likely than not, to be recognized due to our cumulative losses and the uncertainty as to future recoverability. CyberGuard recorded an income tax benefit of $1.7 million as of June 30, 2004, as a result of the reversal of a portion of the deferred tax asset valuation allowance. The reversal of the allowance was made because CyberGuard believes it is more likely than not that this portion of the deferred tax asset will be realized. The computation of CyberGuard’s deferred tax assets and related valuation allowance is based on taxable income we expect to earn over the next two years which will include the utilization of previously accumulated net operating tax losses. CyberGuard will continue to evaluate each quarter the amount of additional reduction or increase of the valuation allowance that should be made, if any. This will be based on our estimate and conclusions regarding the ultimate realization of the deferred tax assets, including but not limited to, CyberGuard’s recent positive financial results as well as projected earnings over a 9 quarter period. The impact of further reductions of the deferred tax valuation allowance will be to record a tax benefit, which will increase net income in the period this determination is made.

Net income and earnings per share. As a result of the factors described above, net income decreased to $1.7 million in fiscal 2004, or $0.06 per diluted share, compared to a net income of $4.1 million, or $0.16 per diluted share for the fiscal year 2003. The acquisition related charges described above, had the impact of reducing our earnings by $6.1 million during fiscal year 2004. Acquisition related charges and the class action settlement had the impact of reducing our earnings by $4.4 million, during fiscal year 2003.

Non-GAAP Financial Information

The following reconciliation details the adjustments between the results calculated using generally accepted accounting principals (GAAP) and the same results excluding acquisition related and non-recurring charges. The non-GAAP information is included herein in order to provide investors a more complete understanding of the underlying operational results and trends, which should only be read in conjunction with the results reported in accordance with GAAP. (Amounts in thousands except per share amounts)

	Year Ended June 30, 2004			Year Ended June 30, 2003
	GAAP Presentation	Pro Forma Adjustments	Pro Forma Presentation	GAAP Presentation	Pro Forma Adjustments	Pro Forma Presentation
Revenues:
Products	$35,796	$—	$35,796	$22,632	$—	$22,632
Services	12,016	—	12,016	10,348	—	10,348

Total revenues	47,812	—	47,812	32,980	—	32,980
Cost of revenues:
Products	11,743	(905)[1]	10,838	5,884	(130)[1]	5,754
Services	3,919	—	3,919	2,687	—	2,687

Total cost of revenues	15,662	(905)	14,757	8,571	(130)	8,441

Gross profit	32,150	905	33,055	24,409	130	24,539

Operating expenses:
Research and development	7,420	—	7,420	5,941	—	5,941
Selling, general and administrative	20,797	(844)[1]	19,953	14,947	(173)[1]	19,774
Compensation expense related to restricted stock in the SnapGear, Inc. acquisition	4,387	(4,387)[3]	—	—	—	—

Class action settlement	—	—	—	3,900	(3,900)[2]	—

Total operating expenses	32,604	(5,231)	27,373	24,788	(4,073)	20,715

Operating income (loss)	(454)	6,136	5,682	(379)	4,203	3,824

Other income (expense)
Interest income, net	148	—	148	111	—	111
Loss on sale of assets	—	—	—	(33)	—	(33)
Other income	376	—	376	205	—	205

Total other income	524	—	524	283	—	283

Income (loss) before income taxes	70	6,136	6,206	(96)	4,203	4,107

Income tax benefit	1,700	—	1,700	4,167	—	4,167

Net income	$1,700	$6,136	$7,906	$4,071	$4,203	$8,274

Basic earnings per common share	$0.07		$0.33	$0.21		$0.42

Weighted average number of common shares outstanding	23,829		23,829	19,856		19,856

Diluted earnings per common share	$0.06	$0.28	$0.16	$0.33

Weighted average number of common shares outstanding	28,363	28,363	24,893	24,893

1	-	The pro forma adjustment relates to amortization of acquisition related intangible assets.
2	-	The pro forma adjustment relates to a one-time non-recurring charge for the settlement of the class-action lawsuit.
3	-	The pro forma adjustment relates to a one-time non-recurring charge related to non-cash compensation for the SnapGear acquisition.

Liquidity and Capital Resources

At June 30, 2005, CyberGuard’s principal source of liquidity was $15 million of cash and cash equivalents on hand, which consist principally of commercial paper and U.S. government securities. For the fiscal year 2005, CyberGuard’s cash and cash equivalents and short-term investments increased by $2.6 million to $15 million from $12.4 million at June 30, 2004.

Cash provided by operating activities was $6.6 million for fiscal year 2005. For fiscal year 2004 cash provided by operating activities was $4.8 million. For 2005, cash from operations was primarily affected by a $4.8 million adjustment to net income for amortization expenses, a $6.7 million increase in deferred income and a $2.0 million increase in accrued expenses, offset by a $10.1 million increase in accounts receivable.

Net cash used in investing activities was $6.4 million in fiscal year 2005. Net cash used in investing activities was $10.1 million in fiscal year 2004, primarily as a result of the acquisition of Webwasher expenditure of $8.1 million and investments in capitalized software of $1.6 million. Net cash provided by financing activities was $3.1 million for fiscal year 2005 and $5.8 million for fiscal year 2004. In fiscal year 2005 and 2004, the cash provided by financing activities was primarily the proceeds from stock options exercised and warrants converted.

At June 30, 2005, CyberGuard’s contractual obligations were as follows:

	Payments due in:
Contractual obligations	Total	2006	2007	2008	2009	2010	thereafter
Operating lease obligations	3,995,000	671,000	405,000	358,000	368,000	379,000	1,814,000

[Additional information regarding our financial commitments as of June 30, 2005 is contained in Note 9 to the financial statements]. CyberGuard had no off-balance sheet arrangements as of June 30, 2005. Currently, CyberGuard has no agreements or arrangements for third parties to provide it with sources of liquidity and capital resources. CyberGuard believes its existing cash; cash equivalents and short-term investments will be sufficient to meet its cash requirements at least through the next twelve months. CyberGuard’s future capital requirements will depend on many factors, including its rate of revenue growth, acquisitions, the timing and extent of spending on support, product development efforts and expansion of sales and marketing, the timing of introductions of new products and enhancement to existing products, and market acceptance of its products. CyberGuard is not aware of any known demands, commitments, events or uncertainties that will result or that are reasonably likely to result in CyberGuard’s liquidity increasing or decreasing in a material way. There can be no assurance, however, that the assumptions upon which CyberGuard bases its future working capital and capital expenditure requirements will prove to be correct. If these assumptions are not correct, CyberGuard may be required to raise additional capital through loans or the issuance of debt or equity securities. To the extent CyberGuard raises additional capital by issuing equity securities or obtaining borrowings convertible into equity, ownership dilution to existing stockholders will result, and future investors may be granted rights superior to those of existing stockholders. Moreover, additional capital may be unavailable to CyberGuard on acceptable terms, or may not be available at all.

Critical Accounting Policies

CyberGuard’s discussion and analysis of financial conditions and results of operations is based on its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On an on-going basis, CyberGuard evaluates significant estimates used in preparing its consolidated financial statements, including revenue recognition, bad debt, software development costs, inventory valuation and deferred taxes. CyberGuard bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

CyberGuard believes the following critical accounting policies affect the more significant judgments and estimates used in preparing our consolidated financial statements:

Revenue Recognition—CyberGuard recognizes revenue in accordance with Statement of Position (“SOP”) 97-2 “Software Revenue Recognition” and Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition”. Revenue recognition in accordance with these pronouncements can be complex due to the nature and variability of CyberGuard’s sales transactions. CyberGuard’s revenue is primarily from the following sources:

(i)	Product sales of firewall appliances and software licenses which include the sale of subscription licenses to resellers and end users;

(ii)	Product sales with customer-specific acceptance provisions to OEM customers; and

(iii)	Service revenue which is primarily maintenance which provides for customer support.

Revenues from product sales are recognized only when a contract or agreement has been executed, delivery of the appliance has occurred or for software licenses an authorization code or subscription activation has been delivered to the customer, the fee is fixed and determinable and we believe collection is probable. Product revenue is generally recognized on product shipment; this includes the transfer of both title and risk of loss, provided that no significant obligations remain. There is no product right of return available to the customer. For software licenses, revenue is generally recognized on the delivery of the authorization code for perpetual licenses or upon activation of the subscription licenses. Subscription license revenue is recognized ratably over the life of the subscription. CyberGuard defers revenue on product sales for new value added resellers where it is unable to determine the ability of the reseller to honor a commitment to make fixed or determinable payment. Revenue is deferred until the resellers demonstrate consistency of payment within terms and there are no instances where CyberGuard has to take back the product because of non-payment for a three-month period. For the year ended June 30, 2005, three resellers were reclassified from cash basis to accrual, based on a reasonable assurance of collectibility from evaluating their payment history and no product returns. The impact of the reclassifications did not have a material effect on revenue.

CyberGuard recognizes revenue from product sales with customer-specific acceptance provisions when such specifications have been met and the title and risks and rewards of ownership transfer to the customer.

Service revenues consist primarily of the annual fee for maintenance (post-contract customer support) and maintenance renewals from our existing customers and are recognized ratably on a monthly basis over the service contract term. These services provide CyberGuard’s customers access to our worldwide support organization for technical support, unspecified product updates/enhancements on a when and if available basis, and general security information. The updates are considered minor enhancements to the software that are not separately marketable or considered a competitive feature or major upgrade. All products and services are separately priced.

CyberGuard also provides other professional support services, such as training and consulting, which are available under service agreements and charged for separately. These services are generally provided under time and materials contracts and revenue is recognized as the service is provided.

Bad Debts—CyberGuard maintains allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Significant judgment is required when CyberGuard assesses the ultimate realization of receivables, including the probability of collection and the credit-worthiness of each customer. In estimating the allowance for doubtful accounts, CyberGuard analyzes its accounts receivable aging, historical bad debts, customer credit-worthiness, current economic trends and other factors. If the financial condition of CyberGuard’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance might be required.

Goodwill—In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” CyberGuard performs its test of goodwill on an annual basis as of May 31 to determine if impairment has occurred. Testing would be done on a more frequent basis, if impairment indicators arise. No impairment has been identified or recorded during fiscal 2005 or 2004.

Intangible Assets—Intangible assets are primarily an allocation of a portion of the purchase price in connection with the SnapGear, Inc. and Webwasher AG acquisitions and the acquisition of certain assets of Zix Corporation to the following separate and identifiable intangible assets: Developed Technology, Trade Name and Customer Base. Intangible assets are stated at cost, less accumulated amortization. Amortization is computed by the straight-line method using the estimated useful lives of the assets, which range from 2 1/2 to 5 years. The Trade Name was determined to have an indefinite life and is not being amortized but is subject to impairment testing.

Software Development Costs. CyberGuard capitalizes costs related to the development of certain software products in accordance with Statement of Financial Accounting Standards No. 86, “Accounting For the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed” (“SFAS No. 86”) which requires capitalization to begin when technological feasibility has been established and ends when the product is available for general release to customers. Software development costs incurred prior to technological feasibility, defined by implementation of a beta project, are considered research and development costs and are expensed as incurred. Capitalized costs are amortized on a straight-line method over two to five years and is the greater of the two amounts calculated using the methods noted in SFAS 86.

Inventories. Inventories consist primarily of component parts and computer hardware and are carried at the lower of cost, determined by the First-In-First-Out (“FIFO”) method, or market. CyberGuard determines the lower of cost or market value based on assumptions of our future demand, projected product releases and market conditions. Variation in market trends, customer preferences, introduction of new products (replacing existing products) or technological advances could, however, significantly affect these estimates and could result in additional inventory write-downs. Evaluation inventory older than six-months is transferred to property and equipment and depreciated over 12 months.

Deferred Taxes. CyberGuard provides a valuation allowance for that portion of deferred tax assets, which is not more likely than not to be recognized due to CyberGuard’s cumulative losses and the uncertainty as to future recoverability. Any reversal of the deferred tax valuation allowance is made when CyberGuard believes that it is more likely than not that this portion of the deferred tax asset will be realized. The computation of our deferred tax assets and related valuation allowance is based on taxable income CyberGuard expects to earn over the next nine quarters which will include the utilization of previously accumulated net operating tax losses. CyberGuard will continue to evaluate each quarter the amount, if any, of additional reduction or increase of the valuation allowance that should be made. This will be based on management’s estimate and conclusions regarding the ultimate realization of the deferred tax assets, including but not limited to, CyberGuard’s recent positive financial results as well as projected earnings over nine quarters. The impact of further reductions of the valuation allowance will be to record a tax benefit, which will increase net income in the period the determination is made.

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4”. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting of abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provisions of SFAS No. 151 are to be applied prospectively. CyberGuard has not determined the impact, if any, that the adoption of SFAS No. 151 may have on CyberGuard’s future consolidated financial position and results of operations.

In December 2004, the FASB issued Staff Position No. 109-2 (“FSP No. 109-2”) “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004”, that provides guidance for implementing the repatriation of earnings provisions of the American Jobs Creation Act of 2004 (the “Jobs Act”) and the impact on CyberGuard’s income tax and deferred tax liabilities. Even though the Jobs Act was enacted in October 2004, FSP No. 109-2 allows additional time beyond the period of enactment to allow CyberGuard to evaluate the effects of the Jobs Act on CyberGuard’s plan for reinvestment or repatriation of foreign earnings. CyberGuard is in the process of analyzing the law in order to determine its effects, if any, on CyberGuard’s consolidated financial position and results of operations.

On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment. Statement 123(R) which requires CyberGuard to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, the adoption of Statement 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. Statement 123(R) is effective for fiscal periods beginning after June 15, 2005 and, thus, will be effective for CyberGuard beginning with the first quarter of fiscal 2006. The adoption of Statement 123(R) could have a material impact on CyberGuard’s consolidated financial position, results of operations and cash flows.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—An Amendment of ABP Opinion No. 29, Accounting for Nonmonetary Transactions” (“SFAS No. 153”). SFAS No 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by the Company beginning on July 1, 2005. CyberGuard is currently evaluating the effect that the adoption of SFAS No. 153 will have, if any, on its consolidated results of operations and financial position.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“ SAB 107”), “Share-Based Payment,” which provides interpretive guidance related to the interaction between SFAS 123R and certain SEC rules and regulations, as well as provides the SEC staff’s views regarding the valuation of share-based payment arrangements. CyberGuard is currently assessing the impact of SAB 107 on our implementation and adoption of SFAS 123R.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Corrections” (“SFAS No. 154”). SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 also provides guidance on the accounting for and reporting of error corrections. This statement is applicable for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Changes and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Quantitative and Qualitative Disclosures About Market Risk

Interest rate risk. CyberGuard does not hold derivative financial instruments, floating or fixed rate debt or derivative equity securities. Financial investments, which potentially subject CyberGuard to a concentration of credit risk, principally consist of cash, cash equivalents and trade receivables. CyberGuard holds any excess cash in short-term investments consisting of commercial paper. Concentration of credit risk with respect to receivables is limited due to CyberGuard’s customer base and historical collection rates.

Foreign currency risk. The majority of CyberGuard’s sales and the majority of its expenses are currently denominated in US dollars. As a result, CyberGuard has not experienced material foreign currency exchange gains and losses except those disclosed on [page F11] in the accompanying audited consolidated financial statements. As a large international organization, however, CyberGuard faces exposure to adverse movements in foreign currency exchange rates. With CyberGuard’s acquisition of Webwasher AG and its sales performance this past year in Europe, the percentage of its business with exposure to currency risk is increasing. These exposures may change over time as business practices evolve and could have a material impact on CyberGuard’s financial results in the future. Although CyberGuard has not engaged in foreign currency hedging to date, it may do so in the future.

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of CyberGuard common stock as of September 12, 2005 by: (i) each person known by CyberGuard to beneficially own more than 5% of the outstanding shares of CyberGuard's common stock; (ii) each current director of CyberGuard; (iii) each of CyberGuard's current named executive officers; and (iv) all current directors and executive officers as a group. The calculation of the percentage of outstanding shares is based on 31,317,548 shares outstanding on September 12, 2005. Unless otherwise indicated, each of the stockholders named in this table: (a) has sole voting and investment power with respect to all shares of CyberGuard common stock beneficially owned and (b) has the same address as CyberGuard.

Name	Number of Shares Beneficially Owned	Percent of Class
Patrick J. Clawson (1)	530,949	1.7%
Michael G. Wittig (1)	514,381	1.6%
Michael Matte (1)	438,326	1.4%
Mark Reese	1,077	*
Gary Taggart (1)	43,542	*
David L. Manning (1)	108,107	*
Daniel J. Moen (1)	57,841	*
William D. Rubin (1)	54,500	*
William G. Scott (1)	242,654	*
Kenneth C. Jenne (1)	39,305	*
Peter H. Howard (1)	33,923	*
Michael J. Jacobs (1)	18,141	*
Richard L. Scott (2)	8,246,347	26.3%
All directors and executive officers as a group (13 persons)	10,329,093	33.0%

*	Less than 1%
(1)	Includes (a) options that are currently exercisable or exercisable in 60 days to purchase CyberGuard common stock in the following amounts: Mr. Clawson—519,650; Mr. Wittig—363,757; Mr. Matte—414,327; Mr. Taggart—15,000; Mr. Manning—87,000; Mr. Moen—57,841; Mr. Rubin—54,500; Mr. William Scott—81,579; Mr. Jenne—39,305; Mr. Howard—30,923; Mr. Jacobs—8,141; (b) shares of Common stock under CyberGuard's 401(k) plan: Mr. Clawson—1,649; Mr. Wittig—19,090; Mr. Matte—9,999; Mr. Taggart—2,189; and (c) shares of Common Stock under CyberGuard's Employee Stock Purchase Plan: Mr. Wittig—2,877 shares; Mr. Taggart—1,078 shares.

(2)	Includes: (a) 1,894,313 shares of CyberGuard common stock beneficially owned by the Richard L. Scott Florida Trust; (b) 4,141,790 shares of CyberGuard common stock owned by spouse's trust, F. Annette Scott Florida Trust; (c) 1,869,313 shares of CyberGuard common stock beneficially owned by the Scott Family Florida Partnership Trust; (d) warrants to purchase 72,685 shares of CyberGuard common stock beneficially owned by the Richard L. Scott Florida Trust; (e) warrants to purchase 144,837 shares of CyberGaurd common stock beneficially owned by spouse's trust, F. Annette Scott Florida Trust; (f) warrants to purchase 72,685 shares of CyberGuard common stock beneficially owned by the Scott Family Florida Partnership Trust; and (g) 50,724 shares in options that are currently exercisable, or exercisable in 60 days, by Mr. Richard L. Scott to purchase CyberGuard common stock.

COMPARISON OF STOCKHOLDER RIGHTS AND CORPORATE GOVERNANCE MATTERS

CyberGuard is incorporated under the laws of the state of Florida, while Secure Computing is incorporated under the laws of the state of Delaware. If the merger is completed, CyberGuard stockholders, whose rights are currently governed by the Florida Business Corporation Act, or the FBCA, the amended and restated articles of incorporation of CyberGuard, and the restated bylaws of CyberGuard, will be entitled to become stockholders of Secure Computing, and their rights as such will be governed by the DGCL, the restated certificate of incorporation of Secure Computing, as amended, and the bylaws of Secure Computing. The material differences between the rights of holders of CyberGuard common stock and the rights of holders of Secure Computing common stock, resulting from the differences in their governing documents and governing laws, are summarized below.

The following summary does not purport to be a complete statement of the rights of holders of Secure Computing common stock under applicable Delaware law, the restated certificate of incorporation of Secure Computing, as amended, and the bylaws of Secure Computing or the rights of the holders of CyberGuard common stock under applicable Florida law, the amended and restated articles of incorporation of CyberGuard and the restated bylaws of CyberGuard, or a complete description of the specific provisions referred to herein. This summary contains a list of the material differences, but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed, and is qualified in its entirety by reference to the DGCL, the FBCA and the governing corporate instruments of Secure Computing and CyberGuard. The description of the provisions of the FBCA and the DGCL in this summary describe such provisions as in effect as of the date of this joint proxy statement/prospectus. We urge you to read those documents carefully in their entirety. Copies of the applicable governing corporate instruments of Secure Computing and CyberGuard are available, without charge, to any person, including any beneficial owner to whom this joint proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information.”

Summary of Material Differences Between the Rights of CyberGuard Stockholders and Secure Computing Stockholders

	CyberGuard Stockholder Rights	Secure Computing Stockholder Rights
Authorized Capital Stock:	55,000,000 shares of capital stock, consisting of (1) 50,000,000 shares of CyberGuard common stock and (2) 5,000,000 shares of CyberGuard preferred stock. As of September 12, 2005, there were issued and outstanding 31,317,548 shares of CyberGuard common stock and no shares of CyberGuard preferred stock.	102,000,000 shares of capital stock, consisting of (1) 100,000,000 shares of Secure Computing common stock, par value $0.01 per share, and (2) 2,000,000 shares of Secure Computing preferred stock, par value $0.01 per share. As of September 12, 2005, there were issued and outstanding 36,667,273 shares of Secure Computing common stock and no shares of Secure Computing preferred stock.

Voting Power of Common Stock:	Each share of CyberGuard common stock is entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders.	Each share of common stock is entitled to one vote per share.

Cumulative Voting:	Under the FBCA, stockholders do not have a right to cumulate their votes for directors unless the articles of incorporation so provide. CyberGuard’s articles of incorporation do not provide for cumulative voting. CyberGuard’s directors are elected by a plurality of the	The DGCL allows for a corporation’s certificate of incorporation to permit stockholders to cumulate their votes for directors. The certificate of incorporation of Secure Computing does not so provide, and, accordingly, holders of Secure Computing common stock have no cumulative voting

	CyberGuard Stockholder Rights	Secure Computing Stockholder Rights
	votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.	rights in connection with the election of directors. Secure Computing’s directors are elected by a plurality of the votes cast.

Board of Directors:

The FBCA provides that the board of directors must consist of one or more individuals, with the number specified in or fixed in accordance with the articles of incorporation or bylaws. Directors need not be residents of Florida or a stockholder of CyberGuard.

CyberGuard’s articles of incorporation and bylaws provide that the number of directors is to be determined exclusively by resolution adopted by the affirmative vote of a majority of the entire board of directors, but in no event is the number of directors to be less than three or more than fifteen. If no such determination is made, the number of directors is to be five. CyberGuard’s articles of incorporation and bylaws also provide that the directors shall be divided into three classes, as nearly equal in number as reasonably possible, and that the term of each class of directors expires at the end of three years. In addition, if the holders of any class or series of Cyberguard stock are entitled as a class to elect one or more directors, the number of directors that may be elected by such holders will be in addition to the number fixed by the board of directors and, except as otherwise expressly provided in the terms of such class or series, the terms of office of such directors will be one year.

The DGCL provides that the board of directors must consist of one or more directors, each of whom must be a natural person, with the number specified in or fixed in accordance with the certificate of incorporation or bylaws.

Secure Computing’s directors need not be stockholders or residents of the State of California. Secure Computing’s certificate of incorporation provides that the board of directors shall consist of the number of directors provided for in the bylaws, but shall at no time consist of less than three directors. The certificate of incorporation also provides that the directors shall be divided into three classes as nearly equal in number as possible and that the term of each class of directors expires at the end of three years. The certificate of incorporation also provides that whenever the holders of preferred stock of the corporation shall have the right, voting separately, to elect directors, the directors so elected shall not be divided into classes unless expressly provided otherwise. The Secure Computing bylaws provide that the Secure Computing board of directors shall determine the number of directors by resolution from time to time. Currently, the number of directors is six.

Removal of Directors:	Under the FBCA, stockholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. CyberGuard’s articles of incorporation and bylaws provide that directors may be removed from office only for cause and only by the affirmative vote of the holders of not less than a majority of the shares entitled to elect the director or directors whose removal is being sought.	The DGCL provides that stockholders holding a majority of shares entitled to vote at an election of directors may remove any director or the entire board of directors with or without cause; provided, however, that in the case of a Delaware corporation with a classified board, unless otherwise provided in the certificate of incorporation, stockholders may only remove a director for cause. The Secure Computing certificate of incorporation provides that the stockholders shall not have the right to remove any directors except for cause.

	CyberGuard Stockholder Rights	Secure Computing Stockholder Rights
Filling Vacancies on the Board of Directors:

The FBCA provides that whenever a vacancy occurs on the board of directors, including a vacancy resulting from an increase in the number of directors, it may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum of directors, or by the stockholders, unless the articles of incorporation provide otherwise.

CyberGuard’s articles of incorporation and bylaws provide that:

•     vacancies and newly created directorships resulting from an increase in the number of directors elected by all of the stockholders shall be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum, or by the sole remaining director, and

•     if the holders of any class or series of stock are entitled to elect one or more, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or series then in office, or by the sole remaining director so elected.

The DGCL provides that, unless the certificate of incorporation or bylaws provide otherwise, vacancies and newly created directorships may be filled by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or a sole remaining director. Secure Computing’s certificate of incorporation and bylaws permit a majority of the directors then in office, even if less than a quorum, to fill a vacancy.

Secure Computing’s certificate of incorporation also permits the board of directors, in the event of a vacancy occurring in any class, to reduce the number of directors in such class to eliminate the vacancy, but in no case may the number of directors in such class be less than one.

Interested Directors:

Under the FBCA, a contract or transaction between a corporation and one or more of its directors or any other corporation, firm, association, or entity in which one or more of its directors are directors or officers or are financially interested is not void or voidable solely because of such relationship or interest, because such director or directors are present at the meeting of the board of directors or a committee thereof which authorizes, approves, or ratifies such contract or transaction or because his or her or their votes are counted for such purpose, if:

•     the fact of such relationship or interest is disclosed or known to the board of directors or committee thereof and the contract or transaction is authorized, approved

Under the DGCL, specified contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable solely because of such interest if such contract or transaction (1) is ratified by the corporation’s stockholders or a majority of disinterested members of the board of directors or a committee thereof if the material facts of the contract or transaction are disclosed or known or (2) was fair to the corporation at the time it was approved or ratified, by the board of directors, a committee or the stockholders.

	CyberGuard Stockholder Rights	Secure Computing Stockholder Rights

or ratified by a majority of disinterested members of the board of directors or committee,

•     the fact of such relationship or interest is disclosed or known to the stockholders and the contract or transaction is authorized, approved or ratified by a majority of the shares entitled to vote, excluding shares owned by or voted under the control of a director who has a relationship or interest in the transaction, or

•     the contract or transaction is fair and reasonable as to the corporation at the time it is authorized by the board, a committee, or the stockholders.

Action by Written Consent:

The FBCA provides that, except as otherwise provided in the articles of incorporation, any action which may be taken at a meeting of the stockholders of a corporation may be taken without a meeting, if, prior to or subsequent to the action, written consents signed by the holders of outstanding stock of each voting group entitled to vote thereon having not less than the minimum number of votes with respect to each voting group that would be necessary to authorize or take such action at a meeting at which all voting groups and shares entitled to vote thereon were present and voted are delivered to the corporation. Notice of the action taken must be given within 10 days of the date such stockholder authorization is obtained. In addition, Florida law provides that no written consent will be deemed effective unless within 60 days of the date of the earliest dated consent, written consents signed by the number of stockholders required to take action are delivered to the corporation.

CyberGuard’s articles of incorporation provide that stockholders may not take any action except at a duly called annual or special meeting of the stockholders or unless otherwise required or permitted by law.

Under the DGCL, unless the certificate of incorporation provides otherwise, any action required by the DGCL to be taken at any meeting of stockholders or any action which may be taken at any meeting of stockholders may be taken by the stockholders without a meeting, without prior notice and without a vote by written consent, provided that the written consent is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the matter were present and voted and delivered to the corporation’s registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the minute book of the corporation. The certificate of incorporation of Secure Computing eliminates the right of stockholders to act by written consent.

	CyberGuard Stockholder Rights	Secure Computing Stockholder Rights
Amendment of Certificate of Incorporation and Articles of Incorporation:

Florida law permits the board of directors to amend the articles of incorporation in certain minor, non-material respects without stockholder action, but most amendments must be approved by the stockholders upon recommendation of the board of directors. To approve an amendment to the articles of incorporation of a Florida corporation, the FBCA requires that, unless the FBCA or the articles of incorporation provide for a greater vote, the votes cast in favor of such an amendment must exceed the votes cast against such amendment at a meeting at which a quorum is present. However, a majority of the outstanding votes entitled to be cast on the amendment is required to approve an amendment to the articles of incorporation that would entitle the stockholders of the corporation to dissenters’ rights under Florida law. Furthermore, with respect to an amendment to the articles of incorporation that adds, changes or deletes a greater or lesser voting requirement, such amendment must be adopted by the same vote required to take action under the amended voting requirement.

Under Florida law, a separate vote of a class or series of capital stock is required for amendments, which exclude or limit the voting rights of such class or series, provide for a conversion of stock for another class or series, change the conversion rights of such stock, or authorize shares which have preferences in any respect superior to that stock.

CyberGuard’s articles of incorporation presently do not include a provision concerning amendments to the articles of incorporation.

The DGCL generally provides that amendments to the certificate of incorporation require the board of directors to adopt a resolution setting forth the proposed amendment and declaring its advisability, and the approval of the amendment by the affirmative vote of a majority of the outstanding shares entitled to vote thereon, and a separate class vote of a majority of the outstanding stock of each class entitled to vote on the amendment as a class. The DGCL also provides that a certificate of incorporation may provide for a greater vote than would otherwise be required by the DGCL. The Secure Computing certificate of incorporation requires the affirmative vote of the holders of at least 75% of the votes entitled to be cast by the holders of all outstanding shares of capital stock entitled to vote on all matters submitted to stockholders of Secure Computing, voting together as a single class, to amend Sections 4 (removal of directors), 7 (limitation of director liability), 8 (amendment of bylaws), 9 (inspection of records), 10 (scope of director authority), and 11 (stockholder action by written consent) of Article Fifth and to amend Article Sixth (amendment of certificate of incorporation).

Under Delaware law, the holders of the outstanding shares of a class of stock generally are entitled to vote as a class upon a proposed amendment, whether or not otherwise entitled to vote, if the amendment would increase or decrease the aggregate number of authorized shares of the class, increase or decrease the par value of the shares of the class, or alter or change the powers, preferences, or special rights of the shares of the class so as to affect them adversely.

Amendment of Bylaws:	The FBCA provides that a corporation’s by-laws may be amended or repealed by the board of directors or stockholders, except that the board may not amend or repeal the corporation’s by-laws if the articles of incorporation reserve such	Under the DGCL, after a corporation has received any payment for any of its stock, the power to adopt, award or repeal bylaws is in the stockholders entitled to vote; provided, however, any corporation may, in its certificate of incorporation, also confer

	CyberGuard Stockholder Rights	Secure Computing Stockholder Rights

power to the stockholders, or if the stockholders, in amending or repealing the by-laws, expressly provide that the board of directors may not amend or repeal the by-laws or a particular by-law provision.

CyberGuard’s articles of incorporation provide that the bylaws may be repealed, altered or amended or new bylaws adopted by:

•     the board of directors, or

•     the affirmative vote of the holders of not less than 80% of the outstanding shares of stock of all classes and series entitled generally to vote in the election of directors.

the power to adopt, amend or repeal bylaws upon the directors. In accordance with the DGCL, Secure Computing’s certificate of incorporation provides that Secure Computing’s bylaws may be repealed, altered or amended or new bylaws adopted by (a) the affirmative vote of not less than 75% of the outstanding shares of stock entitled to be cast by the holders of all outstanding shares of stock entitled to vote or (b) the board of directors.

Special Meetings:

The FBCA provides that a special meeting of stockholders may be called by:

•     a corporation’s board of directors,

•     the persons authorized by the articles of incorporation or by-laws, or

•     the holders of not less than 10% of all votes entitled to be cast on any issue to be considered at the proposed special meeting.

A corporation’s articles of incorporation may require a higher percentage of votes, up to a maximum of 50% to call a special meeting of stockholders.

CyberGuard’s articles of incorporation and bylaws provide that a special meeting will be held only if called by:

•     the Chairman of the Board of Directors, the Chief Executive Officer or a majority of the Board of Directors, or

•     upon written demand of the holders of not less than 50 percent of all holders of shares of all CyberGuard shares, entitled to vote on the issues proposed at the special meeting, voting as a class.

The DGCL provision provides that special meetings of stockholders may be called by the board of directors or by such person or persons authorized to do so by the certificate of incorporation or the bylaws. The Secure Computing bylaws state that only the chief executive officer may call a special meeting and that the chief executive officer shall call a special meeting if a majority of directors or, in certain circumstances, a committee of the board of directors, requests such a special meeting in writing.

	CyberGuard Stockholder Rights	Secure Computing Stockholder Rights
Indemnification of Directors and Officers:

Florida law permits a corporation to indemnify a director or officer in connection with any threatened, pending or completed action, suit or other type of proceeding, other than an action by or any right of the corporation, if the director or officer acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In addition, under Florida law, a corporation may indemnify an officer or director who is a party in an action by or in the right of the corporation against expenses and amounts paid in settlement not exceeding estimated expenses of litigating the action to conclusion, if the director or officer has acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interest of the corporation, but such indemnification is not authorized where there is an adjudication of liability, unless the court in which such proceeding was brought, or any other court of competent jurisdiction, determines, in view of all the circumstances, that such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. Florida law further provides that a corporation must indemnify an officer or director who is successful (on the merits or otherwise) in defending any action.

The provisions of the FBCA for indemnification are not exclusive, and a corporation may make any other or further indemnification of its officers or directors under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. However, indemnification may not be made to or on behalf of any officer or director if a judgment or other final adjudication establishes that his or her actions or omissions were material to the cause of action so adjudicated and constitute:

•     a violation of the criminal law, unless the officer or director had

The DGCL permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

In addition, the DGCL permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

	CyberGuard Stockholder Rights	Secure Computing Stockholder Rights

reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful,

•     a transaction from which the officer or director derived an improper personal benefit,

•     in the case of a director, a circumstance in which he or she voted for or assented to an unlawful distribution, or

•     willful misconduct or a conscious disregard for the best interest of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a stockholder.

CyberGuard’s articles of incorporation presently do not include a provision concerning indemnification of officers and directors. CyberGuard’s bylaws require it to indemnify its officers and directors to the full extent permitted by law and to pay or reimburse such persons for expenses incurred in defending themselves promptly upon receipt by CyberGuard of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified, by CyberGuard. CyberGuard is a party to indemnification agreements with each of its directors and executive officers.

The DGCL also permits a corporation to advance expenses incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation.

The provisions of the DGCL for indemnification and advancement of expenses are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

In addition, the DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability.

Secure Computing’s bylaws provide for mandatory indemnification and advancement of expenses by the corporation of its present and former directors and officers to the extent permitted by the DGCL.

Fiduciary Duties of Directors	Under Florida law, a director is required to discharge his or her duties in good faith, with the care an ordinarily prudent person in the like position would exercise under similar circumstances and in a manner reasonably believed to be in the best interests of the corporation. In discharging his or her duties, a director is entitled to rely on: (1) information, opinions, reports, or statements,	Under Delaware law, directors are charged with an unyielding fiduciary duty to protect the interests of the corporation and to act in the best interests of the corporation’s stockholders. Delaware law generally presumes that, in making business decisions, the directors of a corporation are disinterested and act on an informed basis, in good faith, with due care and in the honest belief that the action taken is in the

	CyberGuard Stockholder Rights	Secure Computing Stockholder Rights
	including financial statements and other financial data, if presented or prepared by officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented, (2) legal counsel, public accountants or other persons as to matters the director reasonably believes are within the person’s professional or expert competence, or (3) a committee of the board of which the director is not a member if the director reasonably believes the committee merits confidence.	best interests of the corporation and its stockholders. If this presumption is rebutted, directors bear the burden of demonstrating the entire fairness of the relevant transaction. In discharging his or her duties, a director is fully protected in relying in good faith upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation’s officers or employees, or committees of the board of directors, or by any other person as to matters the director reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

Limitation of Director Liability:

Under Florida law, a director is not personally liable for monetary damages to any person for his actions as a director unless the director breached his duties by way of:

•     a criminal violation, unless the director has reasonable cause to believe his conduct was lawful or has no reasonable cause to believe his conduct was unlawful,

•     a transaction from which the director derived an improper personal benefit,

•     in a derivative action, conscious disregard by the director for the best interests of the corporation or willful misconduct by the director, or

•     in a third party action, recklessness or actions or omissions committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

Under the DGCL, a director’s personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director may be eliminated or limited in the corporation’s certificate of incorporation, except that the certificate may not limit the liability of a director.

•     for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•     for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•     for conduct violating Section 174 of the DGCL (pertaining to unlawful distributions); or

•     for any transaction from which the director derived an improper personal benefit.

	CyberGuard’s articles of incorporation provide that directors will not be personally liable for monetary damages to CyberGuard or its stockholders for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the FBCA.	Secure Computing’s certificate of incorporation provides that a director’s liability will be limited consistent with this standard, and further provides that if the DGCL is amended to eliminate or limit the liability of directors further, then the liability of Secure Computing’s directors shall be limited to the fullest extent permitted by the DGCL, as so amended.

	CyberGuard Stockholder Rights	Secure Computing Stockholder Rights
Vote on Certain Fundamental Issues:

The FBCA provides that the sale, lease, exchange or disposal of all, or substantially all, of the assets of a Florida corporation, not in the ordinary course of business, as well as any merger, consolidation of share exchange generally must be recommended by the board of directors and approved by a vote of a majority of the shares of each class of stock of the corporation entitled to vote on such matters. A parent corporation may merge into a subsidiary and a subsidiary may merge into its parent, without stockholder approval, if 80% of each class of capital stock of the subsidiary is owned by the parent corporation. Stockholders of the subsidiary who dissent from the merger and comply with the provisions of the FBCA regarding dissenters’ rights may be entitled to be paid the fair value of their shares.

The vote of the stockholders of a corporation surviving a merger is not required if:

•     the articles of incorporation of the surviving corporation will not substantially differ from its articles of incorporation before the merger, and

•     each stockholder of the surviving corporation before the effective date will hold the same number of shares, with identical designations, preferences, limitations and relative rights immediately after the merger.

Neither the CyberGuard articles of incorporation nor the CyberGuard bylaws alter the stockholder approval requirement described above.

The DGCL generally provides that, unless the provisions of the DGCL relating to business combinations indicated herein are applicable, a sale or other disposition of all or substantially all of the corporation’s assets, a merger or consolidation of the corporation with another entity or a dissolution of the corporation requires the affirmative vote of a majority of the outstanding stock entitled to vote on the matter. However, under the DGCL, unless required by its certificate of incorporation, no vote of the stockholders of a constituent corporation surviving a merger is necessary to authorize such merger if certain requirements are met. Neither the Secure Computing certificate of incorporation nor the Secure Computing bylaws alter the stockholder approval requirement described above.

	CyberGuard Stockholder Rights	Secure Computing Stockholder Rights
Business Combination Restrictions:

Florida has two anti-takeover statutes, dealing with affiliated transactions and control-share acquisitions.

A Florida corporation may “opt out” of these provisions by electing to do so in its articles of incorporation or by-laws. Cyberguard has elected not to opt out of and, therefore, is subject to Florida’s affiliated transactions and control-share statutes.

Affiliated Transactions

Florida law requires the approval of the holders of 66 2/3% of the voting shares of a corporation, other than the shares owned by an “interested stockholder”—generally, any person who is the beneficial owner of more than 10% of the outstanding voting stock of the corporation—to effectuate an affiliated transaction. An “affiliated transaction” is a transaction that involves a corporation and an interested stockholder or an affiliate of an interested stockholder, including, among others, a merger, a sale of assets, a sale of shares, a liquidation, or a reclassification of securities and loans.

The special voting requirement does not apply if, among other things:

•     the affiliated transaction is approved by a majority of the corporation’s disinterested directors,

•     the interested stockholder has beneficially owned at least 80% of the corporation’s voting shares for five years preceding the date of the announcement of the proposed affiliated transaction, or

•     the interested stockholder beneficially owns at least 90% of the corporation’s voting shares, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the corporation’s disinterested directors.

Section 203 of the DGCL limits specified business combinations of Delaware corporations with interested stockholders. Under the DGCL, an interested stockholder (a stockholder whose beneficial ownership in the corporation is at least 15% of the outstanding voting securities) cannot engage in specified business combinations with the corporation for a period of three years following the time that the stockholder became an interested stockholder unless:

•     prior to that time, the corporation’s board of directors approved either the business combination or the transaction in which the stockholder became an interested stockholder;

•     upon consummation of the transaction in which any person becomes an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by specified employee stock ownership plans and persons who are both directors and officers of the corporation; or

•     at or subsequent to such time, the business combination is both approved by the board of directors and authorized at an annual or special meeting of stockholders, not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Section 203 of the DGCL generally applies to corporations whose shares are listed on a national securities exchange, authorized for quotation on the NASDAQ Stock Market or held of by record by more than 2,000 stockholders. Accordingly, Section 203 of the DGCL applies to Secure Computing.

CyberGuard Stockholder Rights	Secure Computing Stockholder Rights

Control Share Acquisitions

Florida law also provides that the voting rights to be given to “control shares”, as defined below, of a Florida corporation that has:

•     100 or more stockholders,

•     its principal place of business, its principal office, or substantial assets in Florida, and

•     either more than 10% of its stockholders residing in Florida, more than 10% of its shares owned by Florida residents, or 1,000 stockholders residing in Florida must be approved by a majority of each class of voting securities of the corporation, excluding those shares held by “interested persons,” as defined above, before the control shares will be granted any voting rights.

“Control shares” are defined as shares acquired by a person, either directly or indirectly, that when added to all other shares of the issuing corporation owned by that person, would entitle that person to exercise, either directly or indirectly, voting power in the election of directors within any of the following ranges of voting power:

•     one-fifth or more but less than one-third of all voting power of the corporation’s voting securities,

•     one-third or more but less than a majority of all voting power of the corporation’s voting securities, or

•     a majority of the voting power of the corporation’s voting securities.

The person acquiring shares in a control share acquisition may request a special meeting to be held to consider and vote on ascribing the voting rights to these shares. If no such request is made, the voting rights will be considered and voted on at the next special or annual meeting.

	CyberGuard Stockholder Rights	Secure Computing Stockholder Rights
These provisions do not apply to shares acquired under, among other things, an agreement or plan of merger or share exchange effected in compliance with the relevant provisions of the FBCA and to which the corporation is a party, or an acquisition of shares previously approved by the board of directors of the corporation. In addition, unless otherwise provided in a corporation’s articles of incorporation or by-laws, in the event control shares acquired in a control-share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, all stockholders of the issuing public corporation shall have dissenters’ rights.

Dissenters’ or Appraisal Rights:

The FBCA provides for dissenters’ rights in connection with:

•     a merger, except that such rights are not provided when (a) no vote of the stockholders is required for the merger or (b) shares of the corporation are registered on a national securities exchange, designated as a national market system security on The NASDAQ National Market, or held of record by not fewer than 2,000 stockholders,

•     a sale of substantially all the assets of a corporation (other than in the ordinary course of business),

•     the approval of certain control share acquisitions, and

•     amendments to the articles of incorporation that may adversely affect the rights of stockholders by:

1.      altering or abolishing any preemptive rights attached to such stockholder’s shares,

2.      altering or abolishing the voting rights pertaining to such stockholder’s shares, except as such rights may be affected by the voting rights of new shares

Under the DGCL, stockholders are entitled to appraisal rights in connection with certain mergers. However, a stockholder does not have appraisal rights if the shares of the corporation are listed on a national securities exchange or designated as a national market system security by the National Association of Securities Dealers, Inc. or held of by record by more than 2,000 holders, or if the corporation will be the surviving corporation of a merger and the merger does not require the vote of the corporation’s stockholders. Stockholders will, however, have appraisal rights if in the merger the stockholder will receive anything other than shares of stock in the corporation surviving or resulting from the merger or consolidation, shares of any other corporation that at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security by the National Association of Securities Dealers, Inc., or held of record by more than 2,000 holders, cash in lieu of fractional shares, or any combination thereof. Appraisal rights afford stockholders the right to have their shares appraised by the Delaware Court of Chancery and receive payment in cash for the fair value of their stock in the appraisal proceeding in lieu of the consideration stockholders would otherwise receive in a merger.

CyberGuard Stockholder Rights	Secure Computing Stockholder Rights
then being authorized of any existing or new class or series of shares,	A Delaware corporation’s certificate of incorporation may also provide that appraisal rights shall be available in the event of the sale of all or substantially all of a corporation’s assets or the adoption of an amendment to its certificate of incorporation. The Secure Computing certificate of incorporation does not provide for such rights.

3.      effecting an exchange, cancellation, or reclassification of any of such stockholder’s shares, when such amendment would alter or abolish the stockholder’s voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages,

4.      reducing the stated redemption price of any of the stockholder’s redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of the stockholder’s shares subject to redemption then they are not otherwise redeemable,

5.      making non-cumulative, in whole or in part, dividends on any of his or her preferred shares which had theretofore been cumulative,

6.      reducing the stated dividend preference of any of his or her preferred shares, or

7.      reducing any stated preferential amount payable on the stockholder’s preferred shares upon voluntary or involuntary liquidation.

Where a Florida corporation seeks to amend its articles of incorporation in one or more of the foregoing ways, the proposed amendment must be approved by stockholders owning a majority of the votes entitled to be cast on the amendment, which is a higher voting requirement than is otherwise generally required to effect amendments to the articles of incorporation.

DESCRIPTION OF SECURE COMPUTING CAPITAL STOCK

Set forth below is a description of Secure Computing’s capital stock. The following statements are brief summaries of, and are subject to the provisions of, Secure Computing’s certificate of incorporation and bylaws, the Secure Computing preferred stock certificate of designations and the relevant provisions of the General Corporation Law of Delaware, or the DGCL.

As of the date of this joint proxy statement/prospectus, the authorized capital stock of Secure Computing consists of 100,000,000 shares of Secure Computing common stock, par value $0.01 per share, and 2,000,000 shares of preferred stock, par value $0.01 per share (which we refer to in this joint proxy statement/prospectus as Secure Computing preferred stock).

Secure Computing Common Stock

As of September 12, 2005, there were 36,667,273 shares of common stock outstanding held of record by approximately          registered stockholders. We believe, however, that many beneficial holders of our common stock have registered their shares in nominee or street name, and that there are substantially more than          beneficial owners. The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, common stockholders are entitled to receive ratably such dividends as may be declared by the board of directors in its discretion from funds legally available. In the event of a liquidation, dissolution, or winding up of Secure Computing, common stockholders are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Common stockholders have no preemptive rights and have no rights to convert their common stock into any other securities. The outstanding shares of common stock are fully paid and nonassessable.

The shares of Secure Computing common stock to be issued pursuant to the merger will be validly issued, fully paid and nonassessable.

Secure Computing Dividend Policy

Secure Computing has paid no cash dividends on its common stock to date and does not anticipate paying cash dividends on its common stock in the immediate future.

Secure Computing Preferred Stock

Secure Computing’s board of directors has the authority to issue up to 2,000,000 shares of preferred stock in one or more series and, subject to the certificate of incorporation, to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Secure Computing or making removal of management more difficult without further action by the stockholders, and could adversely affect the rights and powers, including voting rights, of the holders of common stock. These provisions could also affect the market price of Secured Computing common stock. As of the date of this joint proxy statement/prospectus, there are no shares of preferred stock outstanding.

Secure Computing may issue shares of Series A preferred stock pursuant to the Warburg Pincus financing. The terms of the Series A preferred stock are set forth in “Warburg Pincus Financing—Series A Preferred Stock” on page 76. Such description of the terms of the Series A preferred stock is qualified by reference to the complete text of the certificate of designations, which is attached as Exhibit D to the Securities Purchase Agreement attached to this joint proxy statement/prospectus as Annex B and incorporated by reference herein.

Share Rights Agreement

Under the amended and restated share rights agreement, rights attach to each share of Secure Computing common stock and, when exercisable, entitle the registered holder to purchase from Secure Computing one one- hundredth of a share of Secure Computing Series B Junior Participating Preferred Stock. The issuance of the rights could make it more difficult for a third party to acquire Secure Computing.

Anti-Takeover Provisions in Secure Computing’s Certificate of Incorporation, Bylaws and Rights Agreement

Secure Computing’s certificate of incorporation and bylaws, such as a classified board and limitations on the ability of stockholders to call special meetings, and provisions of its share rights agreement could delay or make more difficult a merger, tender offer, proxy contest, or other takeover attempts.

Effect of Delaware’s Business Combination Statute

Secure Computing is subject to Section 203 of the DGCL. Section 203 generally prevents corporations from engaging in a business combination with any interested stockholder for three years following the time that the stockholder became an interested stockholder, unless that business combination or the interested stockholder’s status as such has been approved in one of a number of specific ways. For purposes of Section 203, a “business combination” includes, among other things, a merger or consolidation involving Secure Computing and the interested stockholder and a sale of more than 10% of Secure Computing’s assets. In general, the business combination statute defines an “interested stockholder” as any entity or person beneficially owning 15% or more of a company’s outstanding voting stock and any entity or person affiliated with or controlling or controlled by that entity or person. A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by holders of at least a majority of a corporation’s outstanding voting shares. Secure Computing has not “opted out” of the provisions of Section 203.

Action by Written Consent

Under the DGCL, unless a company’s certificate of incorporation expressly prohibits action by the written consent of stockholders, any action required or permitted to be taken by its stockholders at a duly called annual or special meeting may be taken by a consent in writing executed by stockholders possessing the requisite votes for the action to be taken. Secure Computing’s certificate of incorporation expressly prohibits action by the written consent of stockholders.

Transfer Agent

The transfer agent for the shares of Secure Computing common stock is Wells Fargo Bank Shareowner Services.

LEGAL MATTERS

Heller Ehrman LLP, Menlo Park, California, will render an opinion on the legality of the Secure Computing common stock to be issued to CyberGuard stockholders pursuant to the merger. It is a condition to completion of the merger that each of Secure Computing and CyberGuard receive an opinion from Heller Ehrman LLP and Boult, Cummings, Conners and Berry, PLC, respectively, concerning the tax treatment of the merger.

EXPERTS

The consolidated financial statements of Secure Computing Corporation appearing in Secure Computing Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2004 (including the schedule appearing therein), and Secure Computing Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and the related financial statement schedule of CyberGuard Corporation as of June 30, 2005 and 2004 and for each of the two years in the period ended December 31, 2003 included in this joint proxy statement/prospectus have been audited by Grant Thornton LLP, independent registered public accounting firm, as stated in their report, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Secure Computing and CyberGuard file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any of these reports, statements or other information at the Securities and Exchange Commission’s public reference room located at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room. Secure Computing’s and CyberGuard’s Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at www.sec.gov.

Secure Computing has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission the Secure Computing common stock to be issued to CyberGuard stockholders upon completion of the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Secure Computing in addition to being a proxy statement of Secure Computing and CyberGuard for their respective meetings. As allowed by Securities and Exchange Commission rules, this joint proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission allows Secure Computing to “incorporate by reference” information into this joint proxy statement/prospectus, meaning that Secure Computing can disclose important information by referring to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information in, or incorporated by reference in, this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents set forth below that Secure Computing has previously filed with the Securities and Exchange Commission.

SECURE COMPUTING CORPORATION SECURITIES AND EXCHANGE COMMISSION FILINGS	PERIOD / FILING DATE
Annual Report on Form 10-K, as amended	Fiscal Year ended December 31, 2004

Quarterly Report on Form 10-Q	Three months ended March 31, 2005, Six months ended June 30, 2005

Current Reports on Form 8-K	Filed on August 19, 2005

SECURE COMPUTING CORPORATION SECURITIES AND EXCHANGE COMMISSION FILINGS	PERIOD / FILING DATE
The description of Secure Computing’s common stock contained in the Registration Statement on Form 8-A12G filed pursuant to Section 12 of the Exchange Act	Filed on October 27, 1995

The description of Secure Computing’s Preferred Share Purchase Rights contained in the Registration Statement on Form 8-A12G filed pursuant to Section 12 of the Exchange Act	Filed on August 8, 1998, as amended November 9, 1998

Secure Computing is also incorporating by reference additional documents that it has filed with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of the initial filing of the registration statement of which this joint proxy statement/prospectus is a part and the effectiveness of the registration statement, as well as between the date of this joint proxy statement/prospectus and the termination of the offering contemplated by this joint proxy statement/prospectus.

All information contained or incorporated by reference in this joint proxy statement/prospectus relating to Secure Computing has been supplied by Secure Computing, and all information relating to CyberGuard has been supplied by CyberGuard.

If you are a stockholder, you may have already received some of the documents incorporated by reference. Alternatively, you can obtain any of these documents through Secure Computing or the Securities and Exchange Commission. Documents incorporated by reference are available from Secure Computing, without charge. Stockholders may obtain documents incorporated by reference in this joint proxy statement/ prospectus by requesting them in writing or by telephone from Secure Computing at the following address:

Secure Computing Corporation

4810 Harwood Road

San Jose, CA 95124

Attention: Corporate Secretary

(408) 979-6100

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS TO VOTE ON THE PROPOSALS TO SECURE COMPUTING AND CYBERGUARD STOCKHOLDERS IN CONNECTION WITH THE MERGER, AS THE CASE MAY BE. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS. THIS JOINT PROXY STATEMENT/PROSPECTUS IS DATED             , 2005. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN SUCH DATE, AND NEITHER THE MAILING OF THIS JOINT PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS NOR THE ISSUANCE OF SHARES OF SECURE COMPUTING COMMON STOCK IN CONNECTION WITH THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

CYBERGUARD HISTORICAL FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED JUNE 30, 2005

REPORT OF MANAGEMENT

To our shareholders:

The management of CyberGuard Corporation is responsible for the preparation, integrity and objectivity of the consolidated financial statements and related financial information contained in CyberGuard Corporation’s Annual Report on Form 10-K. The consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States and, in the judgment of management, present fairly and consistently the Company’s financial position and results of operations. The financial statement’s and other financial information in this report includes amounts that are based on management’s best estimates and judgments and give due consideration to materiality.

The Company maintains an effective system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management’s authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. The design, monitoring and revisions of the system of internal accounting controls involve, among other things, management’s judgment with respect to the relative cost and expected benefits of specific control measures.

The Audit Committee of the Board of Directors is responsible for recommending to the Board the independent registered public accounting firm to be retained each year. The Audit Committee meets periodically with the independent accountants and management to review their performance and confirm that they are properly discharging their responsibilities. The independent accountants have direct access to the Audit Committee to discuss the scope and results of their work, the adequacy of internal accounting controls and the quality of financial reporting.

/S/ PATRICK CLAWSON	/S/ MICHAEL MATTE
Pat Clawson Chief Executive Officer	Michael Matte Chief Financial Officer

September 1, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of CyberGuard Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of CyberGuard Corporation and Subsidiaries as of June 30, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CyberGuard Corporation and Subsidiaries as of June 30, 2005 and 2004, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended June 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Oversight Board (United States), the effectiveness of CyberGuard Corporation’s internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated September 1, 2005 expressed an unqualified opinion.

Grant Thornton LLP

/S/ GRANT THORNTON LLP

Ft. Lauderdale, Florida

September 1, 2005

CYBERGUARD CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except par value)

	June 30, 2005	June 30, 2004
ASSETS

Cash and cash equivalents	$15,003	$12,447
Restricted cash	298	197
Accounts receivable, less allowance for uncollectible accounts of $480 and $365 at June 30, 2005 and 2004, respectively	19,456	9,461
Inventories	1,753	2,063
Other current assets	3,248	2,790

Total current assets	39,758	26,958

Property and equipment at cost, less accumulated depreciation of $5,562 and $4,619 at June 30, 2005 and 2004, respectively	3,366	1,673
Capitalized software, less accumulated amortization of $2,547 and $2,166 at June 30, 2005 and 2004, respectively	2,521	1,530
Intangible assets, less accumulated amortization of $6,452 and $2,055 at June 30, 2005 and 2004, respectively	20,316	20,262
Goodwill	45,339	40,625
Deferred tax asset, net	3,864	5,575
Other assets	241	104

Total assets	$115,405	$96,727

LIABILITIES AND SHAREHOLDERS’ EQUITY

Accounts payable	$3,769	$2,951
Deferred revenue, current portion	16,500	11,706
Note payable	974	—
Accrued expenses and other liabilities	8,813	5,750

Total current liabilities	30,056	20,407
Deferred tax liability	5,755	7,466
Deferred revenue, less current portion	6,310	2,812

Total long-term liabilities	12,065	10,278

Total liabilities	42,121	30,685

Commitments and contingencies	—	—

Shareholders’ equity:
Preferred stock par value $0.01; authorized 5,000 shares; none issued	—	—
Common stock par value $0.01; authorized 50,000 shares; issued and outstanding 31,082 at June 30, 2005 and 28,528 at June 30, 2004	311	285
Additional paid-in capital	150,995	144,569
Accumulated deficit	(78,011)	(78,772)
Accumulated other comprehensive loss	(11)	(40)

Total shareholders’ equity	73,284	66,042

Total liabilities and shareholders’ equity	$115,405	$96,727

The accompanying notes are an integral part of these consolidated financial statements.

CYBERGUARD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(Amounts in thousands, except per share data)

	Years Ended
	June 30, 2005	June 30, 2004	June 30, 2003
Revenues:
Products	$49,677	$35,796	$22,632
Services	16,421	12,016	10,348

Total revenues	66,098	47,812	32,980
Cost of revenues:
Products	16,783	11,743	5,884
Services	4,277	3,919	2,687

Total cost of revenues	21,060	15,662	8,571

Gross profit	45,038	32,150	24,409

Operating expenses:
Research and development	9,791	7,420	5,941
Selling, general and administrative	34,526	20,797	14,947
Compensation expense related to restricted stock issued in connection with the SnapGear, Inc. acquisition	—	4,387
Class action settlement	—	—	3,900

Total operating expenses	44,317	32,604	24,788

Operating income/(loss)	721	(454)	(379)

Other income (expense)
Interest income, net	202	148	111
Loss on sale of assets	—	—	(33)
Other (expense)/income	(50)	376	205

Total other income	152	524	283

Income/(Loss) before income taxes	873	70	(96)

Income tax (expense)/benefit	(112)	1,700	4,167

Net income	$761	$1,770	$4,071

Basic earnings per common share	$0.03	$0.07	$0.21

Weighted average number of common shares outstanding	30,270	23,829	19,856

Diluted earnings per common share	$0.02	$0.06	$0.16

Diluted weighted average number of common shares outstanding	32,087	28,363	24,893

The accompanying notes are an integral part of these consolidated financial statements.

CYBERGUARD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands)

	Years Ended
	June 30, 2005	June 30, 2004	June 30, 2003
Cash flows from operating activities:
Net income	$761	$1,770	$4,071
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	943	1,245	1,048
Amortization	4,778	1,930	544
Compensation expense related to restricted stock issued in connection with the SnapGear, Inc. acquisition	—	4,387	—
Loss on disposal of property & equipment	—	—	33
Deferred tax benefit	—	(1,700)	(4,249)
Provision for uncollectible accounts receivable	115	229	598
Provision for inventory	47	—	—
Compensation expense related to stock options	—	11	81
Non cash expense for Company 401(k) match	522	442	362
Changes in assets and liabilities (excluding the effect of acquisitions):
(Increase) in accounts receivable	(10,111)	(1,275)	(3,053)
(Increase) in other current assets	(536)	(710)	(122)
Decrease/(Increase) in inventories	263	720	(439)
Decrease/(Increase) in other assets, net	83	179	(189)
Increase in accounts payable	818	839	437
Increase/(Decrease) in accrued expenses and other liabilities	1,841	(1,339)	331
Increase in deferred revenue	6,714	1,925	1,746
Decrease/(Increase) in receivable from insurance company	—	6,500	(6,500)
(Decrease)/Increase in litigation payable	—	(10,400)	10,400

Net cash provided by operating activities	6,240	4,753	5,099

Cash flows used in investing activities:
(Increase)/Decrease in restricted cash	(101)	284	(335)
(Increase) in intangible assets	(635)	—	—
Capitalized software costs	(1,372)	(1,550)	(179)
Purchase of property and equipment	(2,604)	(660)	(666)
Acquisition of certain assets of Zix Corporation	(2,310)	—	—
Acquisition of certain assets of Netoctave	—	—	(300)
Acquisition of SnapGear, Inc., net of cash acquired	—	(35)	—
Acquisition of Webwasher AG, net of cash acquired	—	(8,166)	—

Net cash used in investing activities	(7,022)	(10,127)	(1,480)

Cash flows provided by financing activities:
Repayment of notes payable	(483)	—	(140)
Proceeds from stock options exercised	421	4,820	2,442
Proceeds from warrant conversion	3,169	857	—
Proceeds from issuance of common stock in stock purchase plan	202	168	96

Net cash provided by financing activities	3,309	5,845	2,398

Effect of exchange rate change on cash	29	(119)	(88)

Net increase in cash	2,556	352	5,929
Cash and cash equivalents at beginning of period	12,447	12,095	6,166

Cash and cash equivalents at end of period	$15,003	$12,447	$12,095

Supplemental disclosure of cash flow information:
Cash paid for interest	$17	$—	$7

Cash paid for income taxes	$66	$28	$112

Supplemental disclosure of non-cash information

The accompanying notes are an integral part of these consolidated financial statements.

In connection with the acquisition of certain assets from Zix Corporation, the Company paid Zix $2,126 in cash and signed a promissory note for $1,500. The following assets and liabilities were acquired:

Current assets
Other current assets	$142

Total current assets	142

Non-current assets
Property and equipment	32
Customer base	3,700
Goodwill	1,302

Total non-current assets	5,034

Current liabilities
Deferred revenue	1,387

Total current liabilities	1,387

Deferred revenue, less current portion	190
Total assets acquired	$3,599

During fiscal 2004, as explained in Note 3, the Company issued 3,134 shares as part of the purchase consideration to acquire Webwasher AG and 1,651 shares as part of the purchase consideration to acquire SnapGear, Inc. During fiscal 2003 the Company issued 107 shares as part of the purchase consideration to acquire Netoctave. In accordance with the earnout provisions of the purchase agreement related to the acquisition of SnapGear, during fiscal 2005, 342 shares valued at $2,138 were issued to the sellers of SnapGear based on the achievement of certain revenue levels in accordance with the agreement. In accordance with the price protection clause of the Stock Purchase and Sale agreement related to the acquisition of Webwasher AG, 334 shares were issued to the sellers of Webwasher AG during the quarter ended June 30, 2005. Based on the attainment of certain revenue targets by Webwasher in accordance with the Webwasher AG Stock Purchase and Sale Agreement, on June 30, 2005, the Company accrued 340 shares to be issued valued at $2.02 million. As of June 30, 2005 these shares had not been issued.

During fiscal 2002, approximately 310 options to purchase shares of the Company’s common stock were issued at a below market price, which required the Company to record approximately $11 and $22 in compensation expense during fiscal year 2004 and 2003.

During fiscal year 2003, the Company’s former CEO, Scott Hammack, participated in a special option program where he received no salary for twelve months which required the Company to record compensation expense of $59 in 2003.

The accompanying notes are an integral part of these consolidated financial statements.

CYBERGUARD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except share data)

	Common Stock Shares	Common Stock Par Value	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total
Balance June 30, 2002	19,099,682	$191	$91,211	$(84,613)	$167	$6,956
Net income				4,071		4,071
Translation adjustment					(88)	(88)
Adjustment for stock option activity			82			82
Issuance of common stock related to NetOctave acquisition	107,419	1	749			750
Issuance of common stock related to the exercise of options	1,598,976	16	2,426			2,442
Issuance of common stock under employee benefit plans	146,428	2	456			458

Balance June 30, 2003	20,952,505	210	94,924	(80,542)	79	14,671
Net income				1,770		1,770
Translation adjustment					(119)	(119)
Adjustment for stock option activity			11			11
Issuance of common stock related to SnapGear, Inc. acquisition	1,650,876	16	14,397			14,413
Issuance of common stock related to Webwasher AG acquisition	3,133,929	31	28,978			29,009
Issuance of common stock related to the exercise of options	2,264,528	23	4,797			4,820
Issuance of common stock related to warrant conversion	445,857	4	853			857
Issuance of common stock under employee benefit plans	80,270	1	609			610

Balance June 30, 2004	28,527,965	285	144,569	(78,772)	(40)	66,042
Net income				761		761
Translation adjustment					29	29
Adjustment for stock option activity
Issuance of common stock related to SnapGear, Inc. acquisition	342,054	4	2,134			2,138
Issuance of common stock related to Webwasher AG acquisition	334,368	3	(3)
Issuance of common stock related to the exercise of options	182,164	2	419			421
Issuance of common stock related to warrant conversion	1,584,484	16	3,153			3,169
Issuance of common stock under employee benefit plans	111,939	1	723			724

Balance June 30, 2005	31,082,974	$311	$150,995	$(78,011)	$(11)	$73,284

The accompanying notes are an integral part of these consolidated financial statements.

CYBERGUARD CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(1) DESCRIPTION OF BUSINESS

CyberGuard Corporation (“CyberGuard” or the “Company”, “We”, “Us” or “Our”) is a leading provider of network security solutions designed to protect enterprises that use the Internet for electronic commerce and secure communication (customers include Global 2000 companies, major financial institutions, and government agencies worldwide). The Company’s products include firewall, VPN (Virtual Private Network), secure content management and security management technologies. Through a combination of proprietary technology and a highly secure operating system, the Company provides a full suite of products and services that are designed to protect the integrity of electronic data and customer applications from unauthorized individuals and digital thieves.

The products and services are sold to end-users directly and indirectly by direct sales and resellers worldwide in over thirty countries.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation. The consolidated financial statements of CyberGuard Corporation and its subsidiaries (CyberGuard Federal Corp., CyberGuard Europe Ltd., SnapGear, Inc., CyberGuard Pty, Ltd., Webwasher AG and CyberGuard KK) include the accounts of the Company and its subsidiaries over which it maintains control. All significant inter-company balances and transactions have been eliminated.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company evaluates on an on-going basis, significant estimates used in preparing the consolidated financial statements, including revenue recognition, bad debt, software development cost, goodwill, intangible assets, inventory valuation, and deferred taxes. The estimates are based on historical experience and various other assumptions that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Cash Equivalents and Restricted Cash. The Company considers all investments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents. Cash balances held in foreign banks in Europe and Australia were $3,819 and $1,228 at June 30, 2005 and 2004, respectively. Restricted cash is unavailable to the Company until certain contractual terms and conditions are met.

Restricted cash as of June 30, 2005 and 2004 consists of the following:

	2005	2004
Cash held on behalf of employees for purchase of Company stock	$160	$86
Cash held on behalf of employees for flexible reimbursement plan	—	14
Certificate of deposit as collateral for Australian payroll taxes	107	97
Security deposit for European facilities under operating leases	31	—

Total restricted cash	$298	$197

Inventories. Inventories consist primarily of component parts and computer hardware and are carried at the lower of cost, determined by the First-In-First-Out (“FIFO”) method, or market. We determine the lower of cost

CYBERGUARD CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except share and per share data)

or market value based on assumptions of our future demand, projected product releases and market conditions. Variation in market trends, customer preferences, introduction of new products (replacing existing products) or technological advances could, however, significantly affect these estimates and could result in additional inventory write-downs. Evaluation inventory older than six-months is transferred to property and equipment and depreciated over 12 months.

Bad Debts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Significant judgment is required when we assess the ultimate realization of receivables, including the probability of collection and the credit-worthiness of each customer. In estimating the allowance for doubtful accounts, we analyze our accounts receivable aging, historical bad debts, customer credit-worthiness, current economic trends and other factors. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance might be required.

Property and Equipment. Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed by the straight-line method using the estimated useful lives of the assets, which range from 1 to 10 years. Maintenance and repairs are charged to expense as incurred. Expenditures for renewals and improvements that significantly add to the useful life are capitalized. Upon sale, retirement or other disposition of these assets, the cost and the related accumulated depreciation are removed from the respective accounts and any gain or loss on the disposition is included in the consolidated statement of operations.

Long Lived Assets. Long lived assets including separate and identifiable intangible assets are reviewed for potential impairment at such time when events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. Any impairment loss would be recognized when the sum of the expected, undiscounted net cash flows is less than the carrying amount of the asset. If an asset is impaired, the asset is written down to its estimated fair value.

Software Development Costs. The Company capitalizes costs related to the development of certain software products in accordance with Statement of Financial Accounting Standards No. 86, “Accounting For the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed” (“SFAS No. 86”) which requires capitalization to begin when technological feasibility has been established and ends when the product is available for general release to customers. Software development costs incurred prior to technological feasibility, defined by implementation of a beta project, are considered research and development costs and are expensed as incurred. Capitalized costs are amortized on a straight-line method over two to five years and is the greater of the two amounts calculated using the methods noted in SFAS 86.

During 2005, the Company capitalized software development costs of $1,372 and incurred amortization of $381. During fiscal year 2004, the Company capitalized software development costs of $1,550 and incurred amortization of $178. During 2003, the Company capitalized software development costs of $179 and incurred amortization of $240.

Goodwill. On an annual basis, management assesses the composition of the Company’s assets and liabilities, as well as the events that have occurred and the circumstances that have changed since the most recent fair value determination. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company performs its test of goodwill on an annual basis as of May 31 to determine if impairment has occurred. Testing would be done on a more frequent basis, if impairment indicators arise. The test for impairment is based upon a number of factors, including operating results, business plans and projected future cash flows. No impairment has been identified or recorded during fiscal 2005 or 2004.

CYBERGUARD CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except share and per share data)

Intangible Assets. Intangible assets are primarily an allocation of a portion of the purchase price in connection with the SnapGear, Inc. and Webwasher AG acquisitions and the acquisition of certain assets of Zix Corporation to the following separate and identifiable intangible assets: Developed Technology, Trade Name and Customer Base. Intangible assets are stated at cost, less accumulated amortization. Amortization is computed by the straight-line method using the estimated useful lives of the assets, which range from 2 1/2 to 5 years. The Trade Name was determined to have an indefinite life and is not being amortized but is subject to impairment testing.

Revenue Recognition. The Company recognizes revenue in accordance with Statement of Position (“SOP”) 97-2 “Software Revenue Recognition” and Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition”. Revenue recognition in accordance with these pronouncements can be complex due to the nature and variability of the Company’s sales transactions. The Company’s revenue is primarily from the following sources:

(i) Product sales of firewall appliances and software licenses which include the sale of subscription licenses to resellers and end users;

(ii) Product sales with customer-specific acceptance provisions to OEM customers; and

(iii) Service revenue which is primarily maintenance which provides for customer support.

Revenues from product sales are recognized only when a contract or agreement has been executed, delivery of the appliance has occurred or for software licenses an authorization code or subscription activation has been delivered to the customer, the fee is fixed and determinable and we believe collection is probable. Product revenue is generally recognized on product shipment; this includes the transfer of both title and risk of loss, provided that no significant obligations remain. There is no product right of return available to the customer. For software licenses, revenue is generally recognized on the delivery of the authorization code for perpetual licenses or upon activation of the subscription licenses. Subscription license revenue is recognized ratably over the life of the subscription. We defer revenues on product sales for new value added resellers where we are unable to determine the ability of the reseller to honor a commitment to make fixed or determinable payment. Revenue is deferred until the resellers demonstrate consistency of payment within terms and there are no instances where we have to take back the product because of non-payment for a three-month period. For the year ended June 30, 2005, three resellers were reclassified from cash basis to accrual, based on a reasonable assurance of collectibility from evaluating their payment history and no product returns. The impact of the reclassifications did not have a material effect on revenue.

The Company recognizes revenue from product sales with customer-specific acceptance provisions when such specifications have been met and the title and risks and rewards of ownership transfer to the customer.

Service revenues consist primarily of the annual fee for maintenance (post-contract customer support) and maintenance renewals from our existing customers and are recognized ratably on a monthly basis over the service contract term. These services provide our customers access to our worldwide support organization for technical support, unspecified product updates/enhancements on a when and if available basis, and general security information. The updates are considered minor enhancements to the software that are not separately marketable or considered a competitive feature or major upgrade. All products and services are separately priced.

The Company also provides other professional support services, such as training and consulting, which are available under service agreements and charged for separately. These services are generally provided under time and materials contracts and revenue is recognized as the service is provided.

CYBERGUARD CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except share and per share data)

Product Warranty. The Company records a liability for warranty claims at the time of sale, for certain sales made by its SnapGear, Inc. and CyberGuard Pty, Ltd. subsidiary. The amount of the liability is based on the trend in the historical ratio of claims to sales, the historical length of time between the sale and resulting warranty claim, anticipated releases of new products and other factors. Claims experience could be materially different from actual results because of the introduction of new, more complex products; a change in the Company’s warranty policy in response to industry trends, competition or other external forces; or manufacturing changes that could impact product quality. These sales represented less than 0.04 percent of total sales for the year ended June 30, 2005 and the product warranty reserve at June 30, 2005 is insignificant.

Comprehensive income. Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and is comprised of net income and “other comprehensive income”. The Company’s other comprehensive income is comprised exclusively of changes in the Company’s Currency Translation Account (“CTA”).

Comprehensive income, for the years ended June 30, 2005, 2004 and 2003, was as follows:

	Year ended June 30, 2005	Year ended June 30, 2004	Year ended June 30, 2003
Net Income	$761	$1,770	$4,071
Change in CTA	29	(119)	(88)

Comprehensive Income	$790	$1,651	$3,983

Deferred Revenue. Deferred revenue represents amounts billed or payments received for subscription licenses and maintenance in advance of the services to be rendered over a future period of time. Such amounts are recognized ratably over the license or service term.

Reclassifications. Certain prior period amounts have been reclassified to conform to the current year presentation.

Advertising Expense. The Company expenses advertising and promotional costs as incurred. Advertising expense for the years ended June 30, 2005, 2004, and 2003 was $1,996, $2,120 and $1,412, respectively and are included as a component of selling, general and administrative expenses in the accompanying consolidated statements of income.

Income Taxes. The provision for income taxes and corresponding balance sheet accounts are determined in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). Under SFAS No. 109, deferred tax assets and liabilities are determined based on the temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences. The Company provides a valuation allowance for that portion of deferred tax assets, which it cannot determine is more likely than not to be recognized due to the Company’s cumulative losses and the uncertainty as to future recoverability.

Foreign Currency Translation. Some of the Company’s foreign operations utilize the local foreign currency as the functional currency. The results of operations and cash flows for the foreign operations are translated at an average exchange rate for the period, and the assets and liabilities of the foreign operations are translated at the exchange rate at the end of the period. Translation adjustments are included in stockholders’ equity. Transaction

CYBERGUARD CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except share and per share data)

gains or losses are included in determining net income / (loss) for the period and are recorded as other income/expense. During fiscal year 2005, the Company recognized a net transaction loss of $234 and during fiscal year 2004 and 2003, the Company recognized net transaction gains of $232 and $173, respectively.

Stock-Based Compensation. The Company has adopted the disclosure provisions of SFAS No. 148, “Accounting for Stock Based Compensation—Transition and Disclosure,” which amends SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 148 allows for the continued use of recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for those plans. The Company applies the recognition and measurement principles of APB 25 and related interpretations in accounting for stock based compensation. For the years ended June 30, 2005, 2004 and 2003 there was approximately $0, $11 and $81 of stock based compensation included in the income statement. Stock based compensation was the result of stock options granted with strike prices below market value at the date of the grant. The table below illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation. Such disclosure is not necessarily indicative of the fair value of stock options that could be granted by the Company in future periods or of the value of all options currently outstanding.

The Company determined the fair value of the options it granted using the Black-Scholes option valuation model. This model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The fair value method for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2005, 2004 and 2003, respectively: risk-free interest rates were 4.24%, 4.27% and 2.94%; an expected dividend yield of 0%, the volatility factors of the expected market price of the Company’s common stock were 56%, 58% and 94%; and a weighted average expected life of the option of 3 years for each period.

	Year ended June 30,
	2005	2004	2003
Net income, as reported	$761	$1,770	$4,071
Add: Stock-based employee compensation expense included in net income, net of related tax effects	—	11	81
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards	(2,850)	(1,912)	(2,928)

Pro forma net income/(loss)	$(2,089)	$(131)	$1,224

Earnings/(loss) per share:
Basic—as reported	$0.03	$0.07	$0.21

Basic—pro forma	$(0.07)	$(0.01)	$0.06

Diluted—as reported	$0.02	$0.06	$0.16

Diluted—pro forma	$(0.07)	$(0.01)	$0.05

CYBERGUARD CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except share and per share data)

Net Income Per Share. Basic earnings per share excludes dilution and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur, assuming stock options, warrants or other contracts to issue common stock were exercised, using the treasury stock method. When the effects of the outstanding stock options, warrants and/or convertible securities are anti-dilutive, they are not included in the calculation of diluted earnings per share. For the years ended June 30, 2005, 2004 and 2003, anti-dilutive warrants and convertible securities excluded from the determination of diluted earnings per share totaled 1,077,975, 139,094, and 567,644, respectively. The table below illustrates the components of earnings per share.

	Year Ended June 30,
	2005	2004	2003
Net income	$761	$1,770	$4,071
Weighted average number of common shares outstanding	30,269,525	23,829,000	19,856,000
Dilutive effect of:
Employee stock options	1,615,354	3,028,000	3,634,000
Warrants	202,189	1,506,000	1,403,000

Diluted weighted average number of common shares outstanding	32,087,068	28,363,000	24,893,000

Earnings/(loss) per share
Basic	$0.03	$0.07	$0.21

Diluted	$0.02	$0.06	$0.16

(3) ACQUISITIONS

SnapGear, Inc.

On November 26, 2003, the Company completed the acquisition of SnapGear, Inc., a Delaware corporation (“SnapGear” “SG”), pursuant to an Agreement and Plan of Merger dated November 12, 2003 (“Agreement”). SnapGear, a privately-held company founded in Australia, is a leading developer of embedded Linux security and offers a popular line of edge firewall/VPN security appliances for the small to medium enterprise markets.

The consideration to SnapGear was approximately $18.5 million in cash and stock. The $18.5 million consideration consisted of: (a) approximately 2 million shares of the Company’s common stock valued at $16.9 million; and (b) cash of approximately $1.6 million. In accordance with the earnout provisions of the purchase agreement related to the acquisition of SnapGear, during fiscal 2005, 342,000 shares valued at $2,138 were issued to the sellers of SnapGear based on the achievement of certain revenue levels in accordance with the agreement.

SnapGear stockholders were granted certain registration rights pertaining to the common stock they received in the transaction. The Company’s general corporate funds were the source of the funds used to fund the cash portion of the purchase price.

The acquisition was accounted for using the purchase method of accounting, as required by Statement of Financial Accounting Standard No. 141, “Business Combinations.” Under this method of accounting, the Company allocated the purchase price to the fair value of the assets acquired, including identified intangible assets. The allocation was based on management’s estimates, which included an independent third party

CYBERGUARD CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except share and per share data)

valuation. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed.

Cash at closing	$1,582
Acquisition costs—direct	346
Contingent earnout	2,137
CyberGuard stock	14,414

Total Purchase Price	18,479

Less: Fair value of identifiable assets acquired:
Cash	1,892
Restricted cash	102
Accounts receivable, net	39
Inventory	2,423
Plant & equipment	115

4,571

Plus: Fair value of liabilities assumed:
Accounts payable	416
Customer deposits	507
Accrued expenses	669
Deferred tax liability	1,110

2,702

Less:
Restricted stock compensation	4,387
Fair value of developed technology(1)	1,000
Fair value of customer relationships(1)	2,000

Excess of cost over fair value of net assets acquired; goodwill	$9,223

(1)	Separate and identifiable intangible assets subject to amortization

The following values were assigned to intangible assets; (a) developed technology—$1,000 and (b) customer relationships—$2,000. A useful life of 30 months was assigned to developed technology and 60 months to customer relationships. Amortization expense included in the results of operations for these intangible assets acquired, for the year ended June, 2004, was $466. Restricted stock compensation expense of $4,387, related to shares issued to SnapGear, Inc. employees that were contingent on their future employment over a two year period and was initially amortized to expense over the contingent employment period. The unamortized balance was written off as a one-time non-cash charge as a result of the Company’s January 2004 election to remove the employment requirement from the restricted stock agreement. The restricted stock agreement still requires release of stock to these employees from escrow over a two year period beginning November 26, 2004. The results of operations of CyberGuard Pty, Ltd. have been included in the consolidated statement of operations from November 27, 2003 through June 30, 2004.

Webwasher AG

On April 29, 2004, the Company completed the acquisition of German high-end content security vendor Webwasher AG for $37,500, of which $8,100 was paid in cash and the remainder was in 3,134,000 shares of the

CYBERGUARD CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except share and per share data)

Company’s common stock valued at $29,010. Webwasher AG develops and markets standalone and integrated solutions for Internet content security and filtering, including URL filtering, e-mail and spam filtering, virus protection, SSL filtering, Instant Message/Peer-to-Peer blocking and Internet usage reporting. In accordance with the price protection clause of the Stock Purchase and Sale Agreement related to the acquisition of Webwasher AG, 334,368 shares were issued to the sellers of Webwasher AG during the quarter ended June 30, 2005. Based on the attainment of certain revenue targets by Webwasher in accordance with the Webwasher AG Stock Purchase and Sale Agreement, on June 30, 2005, the Company accrued 340 shares to be issued valued at $2.02 million. As of June 30, 2005 these shares had not been issued.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed. The acquisition was accounted for using the purchase method of accounting, as required by Statement of Financial Accounting Standard No. 141, “Business Combinations.” Under this method of accounting, the Company allocated the purchase price to the fair value of the assets acquired, including identified intangible assets. The allocation was based on management’s estimates, which included an independent third party valuation. The purchase price included closing costs of $433.

Cash at closing	$8,097
Acquisition costs—direct	433
Contingent earnout	2,022
CyberGuard stock	29,010

Total Purchase Price	39,562

Less: Fair value of identifiable assets acquired:
Cash	364
Accounts receivable, net	770
Other current assets	1,113
Inventory	3
Plant & equipment	398

2,648

Plus: Fair value of liabilities assumed:
Accounts payable	474
Deferred revenues	6,389
Accrued expenses	2,445
Deferred tax liability	6,730

16,038

Less:
Fair value of developed technology(1)	4,891
Fair value of customer base(1)	8,200
Fair value of trade name(2)	5,100

Excess of cost over fair value of net assets acquired; goodwill	$34,761

(1)	Separate and identifiable intangible assets subject to amortization
(2)	Separate and identifiable intangible assets not subject to amortization

CYBERGUARD CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except share and per share data)

A useful life of 36 months was assigned to developed technology and 60 months to customer relationships. Amortization expense included in the results of operations for these intangible assets acquired, for the year ended June, 2005, was $1,616.

Unaudited pro forma results of operations after giving effect to certain adjustments for acquisition related amortization expense on intangibles resulting from the acquisitions of SnapGear, Inc. and Webwasher of $4,180 and $5,415 for the years ended June 30, 2004 and 2003 respectively, were as follows. The amounts are shown as if the acquisition had occurred at the beginning of the period presented:

	Year Ended June 30,
	2004	2003
Proforma revenues	$106,298	$77,202
Proforma net loss	$(3,628)	$(986)
Loss per share—basic—pro forma	$(0.15)	$(0.05)
Loss per share—diluted—pro forma	$(0.15)	$(0.05)

This information is not necessarily indicative of the operational results that would have occurred if the acquisition had been consummated on the dates indicated nor is it necessarily indicative of future operating results or financial position of the combined enterprise. The unaudited proforma combined condensed financial information does not reflect any adjustments to conform accounting practices or to reflect any cost savings or other synergies anticipated as a result of the acquisition.

On March 11, 2005, the Company completed the acquisition of certain assets of Zix Corporation, a Texas corporation. The Company paid Zix Corporation $2,126 in cash, and executed a promissory note for $1,500 to acquire these assets. The first payment on this note of $500 was paid on June 15, 2005. The terms of this note require the Company to make two equal payments to Zix Corporation of $500 each on September 15 and December 15, 2005.

Current assets:
Other current assets	$142

Total current assets	142
Non-current assets:
Property and equipment	32
Customer base	3,700
Goodwill	1,302

Total non-current assets	5,034
Current liabilities:
Deferred revenue	1,387

Total current liabilities	1,387
Deferred revenue, less current portion	190

Total assets acquired	$3,599

CYBERGUARD CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except share and per share data)

(4) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	Useful lives	June 30, 2005	June 30, 2004
Property and equipment	5 years	$6,536	$5,361
Purchased software for internal use	2 years	1,574	747
Leasehold improvement*	1-10 years	818	184

Subtotal		8,928	6,292
Less: accumulated depreciation		(5,562)	(4,619)

Property and equipment, net		$3,366	1,673

*	Shorter of remaining term of lease or useful life

Included in purchased software for internal use at June 30, 2005 is approximately $695 in capitalized expenses associated with the implementation of new financial software. In accordance with Statement of Position 98-1, amortization of these capitalized expenses will commence when the software is ready for its intended use.

(5) GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the year ended June 30, 2005 are as follows:

Balance as of July 1, 2004	$40,625
Goodwill acquired during the year—SnapGear, Inc. earnout	1,337
Goodwill acquired during the year—Webwasher AG earnout	2,075
Goodwill acquired during the year—certain assets acquired from Zix Corp.	1,302

Balance as of June 30, 2005	$45,339

The components of intangible assets subject to amortization are:

	June 30, 2005			June 30, 2004
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Developed Technology	$7,509	$3,400	$4,109	$6,758	$1,305	$5,453
Customer Base	14,159	3,052	11,107	10,459	750	9,709

Total	$21,668	$6,452	$15,216	$17,217	$2,055	$15,162

Unamortized intangible assets are:

	June 30, 2005	June 30, 2004
Trade name	$5,100	$5,100

CYBERGUARD CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except share and per share data)

Amortization expense for the years ended June 30, 2005, 2004 and 2003 amounted to $2,291, $1,751 and $304, respectively. Estimated amortization expense of currently capitalized costs for succeeding fiscal years is as follows:

Fiscal Year	Amount
2006	$4,931
2007	4,289
2008	2,930
2009	2,423
2010	643

$15,216

(6) OTHER CURRENT ASSETS

Other current assets consist of the following:

	June 30, 2005	June 30, 2004
Prepaid royalties	$1,893	$838
Other current assets	1,355	1,952

	$3,248	$2,790

(7) ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	June 30, 2005	June 30, 2004
Salaries, wages and other compensation	$4,009	$3,045
Earnout payment associated with Webwasher acquisition	2,022	—
Professional fees	711	270
Accrued royalty fees	795	88
Other payables	1,276	2,347

	$8,813	$5,750

CYBERGUARD CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except share and per share data)

(8) INCOME TAXES

Significant components of the provision / (benefit) for income taxes are as follows:

	June 30, 2005	June 30, 2004	June 30, 2003
Current:
Federal	$71	$—	$76
State	—	—	6
Foreign	41	—	—

	112	—	82
Deferred:
Federal and State	—	(1,700)	(4,249)
Foreign	—	—	—

	$—	$(1,700)	$(4,249)

Total income tax expense (benefit)	$112	$(1,700)	$(4,167)

The United States and Foreign components of earnings (loss) before income taxes are as follows:

	June 30, 2005	June 30, 2004	June 30, 2003
United States	$6,263	$2,414	$1,249
Foreign	(5,390)	(2,344)	(1,345)

	$873	$70	$(96)

The significant components of the Company’s net deferred income tax assets (liabilities) are as follows:

	June 30, 2005	June 30, 2004
Deferred tax assets:
Accrued expenses	$1,641	$2,160
Depreciation and amortization	(336)	76
Net operating loss carry forwards—US	28,708	30,280
Net operating loss carry forwards—foreign	7,595	7,281
Capital loss carry forwards—foreign	150	145
AMT credit carry forward	154	64
Other deferred tax assets	(111)	153

	37,801	40,159
Less: Valuation allowance	(33,937)	(34,584)

Net deferred tax asset	$3,864	$5,575

	June 30, 2005	June 30, 2004
Deferred tax liabilities:
Acquired intangibles, net of amortization—US	$641	$937
Acquired intangibles, net of amortization—foreign	5,114	6,529

Net deferred tax liability	$5,755	$7,466

CYBERGUARD CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except share and per share data)

The valuation allowance for deferred tax assets was $33,937 and $34,584 as of June 30, 2005 and 2004, respectively. During fiscal year 2005, the Company recorded income tax of $112 primarily due to U.S. alternative minimum tax (AMT) of $71 and foreign tax of $41 resulting from profitable operations of a French subsidiary that has fully utilized prior net operating losses. The Company’s current projection reflects the minimum amount of future US taxable income that would have to be generated to realize the $3,864 deferred tax asset. Our projection is based on continued growth in the business at market growth rates and maintaining operating margins in the US of approximately 12 to 18% over the next nine quarters through the end of the first quarter of fiscal year 2008. Our projections do not include significant improvement in gross margins or cost reductions.

The Company will continue to evaluate each quarter the amount, if any, of additional reduction of the valuation allowance that should be made. This will be based upon management’s estimate and conclusions regarding the ultimate realization of the deferred tax asset, including but not limited to, the Company’s projected earnings. The factors which we will consider in evaluating when, and if, it would be appropriate to reverse the entire valuation allowance would include: the sufficient passage of time in which we have achieved our projections and utilized the net tax operating loss carryforwards as planned, changes in the industry, our product life-cycle, profitability trends, and tax law changes.

As of June 30, 2005, the Company had U.S. net operating loss carryforwards of approximately $77,591 and foreign net operating loss carryforwards of approximately $20,687. The Company’s US net operating loss carryforwards begin to expire in 2010. The amounts of, and the benefits from, net operating loss carryforwards have been limited due to a change of ownership control as defined by §382 of the Internal Revenue Code. All foreign net operating losses carry forward indefinitely. Due to a German tax law that was enacted in 2003, the German portion of loss carryforwards are limited to 60 percent of German taxable profits in excess of $1.2 million per year. In addition, at June 30, 2005 the Company had foreign capital loss carryovers of approximately $499. $5,516 of the valuation allowance is related to deferred tax assets obtained in the SnapGear, Inc. and Webwasher acquisitions. Pursuant to paragraph 48 of SFAS No.109, subsequent realization of these tax benefits will be allocated to reduce goodwill.

A reconciliation of the effective income tax benefit rate and the statutory United States income tax rate are as follows:

	Year ended June 30,
	2005	2004	2003
Income taxes at statutory rate	34.00%	34.00%	(34.00)%
State and local taxes, net of benefit	3.00	3.00	(3.00)
Foreign operating results with no benefit provided	128.08	(1,919.44)	(518.21)
Interest on convertible debt	—	—	2.67
Permanent differences, net	(6.90)	70.57	37.61
Alternate minimum tax items	(145.32)	—	—
Change in valuation allowance	—	(616.70)	4855.56

	12.86%	(2428.57)%	4340.63%

(9) SHAREHOLDERS’ EQUITY

Common Stock. The Company has authorized 50,000,000 shares of CyberGuard common stock, each share having a par value of $0.01 per share.

CYBERGUARD CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except share and per share data)

Preferred Stock. The Company has authorized 5,000,000 shares of CyberGuard preferred stock, each share having a par value of $0.01 per share. No preferred shares are outstanding.

Stockholder Protection Rights Agreement. In September 1994, the Company approved a Stockholder Protection Rights Agreement. The agreement states that each share of the Company’s common stock has attached to it one right. Each right entitles its registered holder to purchase from the Company after the “Separation Time”, as hereinafter defined, one-hundredth of a share of Participating Preferred Stock, par value $0.01 per share, for an amount calculated in accordance with the Preferred Stock Agreement. The rights will not trade separately from the common stock unless and until the Separation Time. The Separation Time is defined as the earlier of the tenth business day after the date on which any person commences a tender or exchange offer which, if consummated, would result in an acquisition, and the first date of public announcement by the Company of such offering. In the event of any voluntary or involuntary liquidation of the Company, the holders of the Preferred Stock shall be paid an amount as calculated in accordance with the Preferred Stock Agreement.

Stock Option Plans. Effective October 8, 1994, the Company adopted an Incentive Stock Option Plan. On February 4, 1996, the Board of Directors approved an amendment to the plan to reserve 2,025,000 shares of common stock for grant, and effective October 28, 1997 increased the reserve to 2,400,000 shares. Effective September 4, 1998, the Company adopted an Employee Stock Option Plan. The Board of Directors approved an initial reserve of 1,400,000 shares of common stock for grant, and effective August 10, 1999 increased the reserve to 2,500,000 shares. On March 9, 2001, the Company registered an additional 2,000,000 shares and on November 21, 2001, an additional 2,500,000 shares, totaling 7,000,000 shares under the 1998 plan. The options vest over a three-year period and have a term of five years. On January 30, 2004, the Company registered an additional 3,000,000 shares under the 1998 plan.

Both plans permit the issuance of stock options; stock appreciation rights, performance awards, restricted stock and/or other stock based awards to directors and salaried employees. The option price shall be determined by the Board of Directors effective on the Grant Date unless approved by the Board of Directors. The option price shall not be less than 100% of the Fair Market Value of a share of common stock on the Grant Date. If Incentive Stock Options are granted to a participant who on the Grant Date is a ten-percent holder, such price shall not be less than one hundred and ten percent of the Fair Market Value of a share of common stock on the Grant Date. Vesting of these options occurs based on years of service. Generally it begins at 33% after one year, 66% after two years, and 100% after the third year of service. All options become immediately exercisable upon the occurrence of a Change in Control of the Company.

During October 2001, certain officers and employees elected to participate in a special stock option program offered by the Company through a Stock Option Plan. Officers could elect a base salary reduction ranging from 10.01% to 100% and employees could elect a base salary reduction ranging from .01% to 100%. This base salary reduction entitled them to receive a specified number of stock options, as defined in the program agreement, to purchase shares of the Company’s common stock at the then current market price of $1.30 per share. Approximately 1,751,000 stock options, with a one-year vesting period that will expire in 10 years from the grant date were issued related to this program. The Company’s CEO at that time, participated in this special option program where he elected to accept options in lieu of salary for a twelve months period. The Company was required to record compensation expense of $59 and $91 during the year ended June 30, 2003 and 2002, respectively. This amount is included in the modification of stock option balance on the Consolidated Statements of Changes in Shareholders’ Equity.

CYBERGUARD CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except share and per share data)

Information relating to the Company’s stock option plans is as follows:

	Number of Shares	Weighted Average Exercise Price
Options at June 30, 2002	5,348,000	$1.90
Granted	2,152,000	$3.21
Exercised	(1,599,000)	$1.53
Forfeited	(146,000)	$2.97

Shares under option at June 30, 2003	5,755,000	$2.51
Option shares exercisable at June 30, 2003	3,402,000	$2.15

Options at July 1, 2003	5,755,000	$2.51
Granted	1,140,000	$8.72
Exercised	(2,264,000)	$2.14
Forfeited	(529,000)	$4.00

Shares under option at June 30, 2004	4,102,000	$4.31
Option shares exercisable at June 30, 2004	2,139,000	$2.72

Options at July 1, 2004	4,102,000	$4.31

Granted	1,442,000	$6.30

Exercised	(182,000)	$2.30

Forfeited	(485,000)	$7.00

Shares under option at June 30, 2005	4,877,000	$4.71

Option shares exercisable at June 30, 2005	2,946,000	$3.32

The weighted average fair value of options outstanding was $1.96, $1.78 and $1.05 for the years ending June 30, 2005, 2004 and 2003, respectively.

The following information applies to options outstanding as of June 30, 2005:

	Options Outstanding			Options Exercisable
Actual Range of Exercise Prices Increment	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$0.00-1.13	17,000	2.4	$1.08	17,000	$1.08
$1.13-2.27	1,046,000	4.2	$1.41	1,032,000	$1.41
$2.27-3.40	1,158,000	2.3	$2.54	1,091,000	$2.54
$3.40-4.54	194,000	2.3	$3.86	177,000	$3.88
$4.54-5.67	23,000	7.1	$5.42	5,000	$5.40
$5.67-6.80	1,362,000	9.1	$6.21	217,000	$6.07
$6.80-7.94	152,000	7.6	$7.50	65,000	$7.56
$7.94-9.07	705,000	8.4	$8.37	247,000	$8.40
$9.07-10.21	206,000	6.3	$9.78	91,000	$9.74
$10.21-11.34	14,000	2.9	$10.98	5,000	$10.98

CYBERGUARD CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except share and per share data)

During the third quarter of 2001, the Company issued under market priced options to two employees, which resulted in compensation expense of $11, $22 and $65 in fiscal 2004, 2003 and 2002, respectively. These amounts are included as a component of the adjustment of stock option activity on the Consolidated Statements of Changes in Shareholders’ Equity.

The number of warrants outstanding as of June 30, 2005 and June 30, 2004 was 333,877 and 1,941,861, respectively. Each warrant grants the holder the rights to one share of common stock. Warrants outstanding at June 30, 2005 are exercisable at $2.51 per share, were issued in December, 2000 and expire in December, 2005.

Related Party Equity Transactions. During January 2001, the Company’s CEO invested $500 to purchase at the market value approximately 143,000 shares of common stock at $1.75 per share and approximately 62,000 shares of common stock at $4.00 per share. In conjunction with the purchase of the approximately 143,000 shares of common stock, the CEO was granted an equal number of warrants to purchase the Company’s common stock at $1.75 per share. The warrants were exercised during the year ended June 30, 2004.

(10) COMMITMENTS AND CONTINGENCIES

Employment Agreements. The Company has entered into employment agreements with certain key employees. These agreements provide for severance and other benefits if the Company, for any reason other than cause, as defined by the agreements, terminates these employees. The aggregate amount of severance for these employees would be $1,040.

Lease Commitments. The Company has non-cancelable operating leases for office leases and office equipment. The leases expire over the next eleven years and contain provisions for certain annual rental escalations. Rent expense was $1,531 for the year ended June 30, 2005, $922 for the year ended June 30, 2004 and $709 for the year ended June 30, 2003.

Total future minimum rental commitments under non-cancelable operating leases, primarily for buildings and equipment, for the years following June 30, 2005 are as follows:

Year	Amount
2006	$671
2007	405
2008	358
2009	368
2010	379
thereafter	1,814

Total	$3,995

The Company is subject to legal proceedings, products liability claims and other claims that arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability, if any, in excess of applicable insurance coverage, is not likely to have a material effect on the financial condition, results of operations or liquidity of the Company. However, as the outcome of litigation or other claims is difficult to predict, significant changes in the estimated exposures could occur.

(11) SEGMENT INFORMATION

The Company views its operations and manages its business as one segment defined as enterprise security solutions. Major foreign markets for our products and services include Europe, Japan, the Pacific Rim, and the

CYBERGUARD CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except share and per share data)

Middle East. In each market, we have independent channel partners who are responsible for marketing, selling and supporting our products and services to resellers and end-users within their defined territories. International sales accounted for 56%, 50% and 50% of total revenues for the year ended June 30, 2005, 2004 and 2003 respectively.

(12) FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

Financial instruments, which potentially subject the Company to a concentration of credit risk principally consist of cash, cash equivalents, trade receivables and accounts payable. The carrying value of these financial instruments approximates fair value because of the short term nature of these instruments.

The Company does not require collateral or other security on its trade receivables. During 2005 one customer represented 11% of consolidated revenues. This customer’s accounts receivable balance at June 30, 2005 was $903. During 2004 and 2003, no customer represented more than 10% of consolidated revenues. During 2005, 2004 and 2003 one supplier, who is our hardware manufacturer and assembly provider, represented 19%, 13% and 25%, respectively, of consolidated purchases. At June 30, 2005, 2004 and 2003, this supplier represented 38%, 16% and 44%, respectively, of consolidated accounts payable.

(13) EMPLOYEE BENEFIT PLANS

The Company has a 401(k) Savings Plan (“the Plan”) which covers the eligible employees of the Company. An employee is eligible to participate in the Plan on the date of hire. The amount of profit-sharing contributions made by the Company into the Plan is discretionary. Each participant may contribute up to 19% of compensation into the Plan. The Company makes a matching contribution on behalf of each participant for the first 6% of their individual contribution. These contributions are currently made in the form of common stock of the Company. Participants’ profit sharing and matching contributions vests over a three-year period. For the years ended June 30, 2005, 2004 and 2003, the Company recorded compensation expense of $546, $442 and $362 respectively, for the Company matches to the Plan.

The Company has an Employee Stock Purchase Plan (“ESPP”), which covers the eligible employees of the Company. The ESPP allows an employee to purchase common stock of the Company at a 15% discount on the lower of the beginning or ending offering date. An employee is eligible to participate in the ESPP beginning on the offering date (defined as January 1 and July 1) following their hire date. Each participant may contribute the lesser of 10% of eligible compensation or $25,000 per calendar year. During 2005, 2004 and 2003, approximately 34,000, 28,000 and 51,000 shares respectively, were issued in connection with this plan.

(14) GEOGRAPHIC INFORMATION

A summary of the Company’s revenues by geographic area is summarized below:

	Year ended June 30,
	2005	2004	2003
North America	$29,067	$23,894	$16,406
Europe (EMEA)	28,365	15,275	10,469
Asia/Latin America	8,666	8,643	6,105

Total Revenue	$66,098	$47,812	$32,980

Revenues are attributed to countries based on location of customer.

CYBERGUARD CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except share and per share data)

A summary of the Company’s long-lived assets is summarized below:

	Year Ended June 30,
	2005	2004	2003
United States	$19,284	$11,641	$2,425
Europe	49,787	50,836	136
Asia	65	83	—

	$69,136	$62,560	$2,561

(15) NEW ACCOUNTING PRONOUNCEMENTS

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4”. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting of abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provisions of SFAS No. 151 are to be applied prospectively. The Company has not determined the impact, if any, that the adoption of SFAS No. 151 may have on the Company’s future consolidated financial position and results of operations.

In December 2004, the FASB issued Staff Position No. 109-2 (“FSP No. 109-2”) “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004”, that provides guidance for implementing the repatriation of earnings provisions of the American Jobs Creation Act of 2004 (the “Jobs Act”) and the impact on the Company’s income tax and deferred tax liabilities. Even though the Jobs Act was enacted in October 2004, FSP No. 109-2 allows additional time beyond the period of enactment to allow the Company to evaluate the effects of the Jobs Act on the Company’s plan for reinvestment or repatriation of foreign earnings. The Company is in the process of analyzing the law in order to determine its effects, if any, on the Company’s consolidated financial position and results of operations.

On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment. Statement 123(R) requires us to measure all employee stock-based compensation awards using a fair value method and record such expense in our consolidated financial statements. In addition, the adoption of Statement 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. Statement 123(R) is effective for fiscal periods beginning after June 15, 2005 and, thus, will be effective for us beginning with the first quarter of fiscal 2006. The adoption of Statement 123(R) could have a material impact on our consolidated financial position, results of operations and cash flows.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—An Amendment of ABP Opinion No. 29, Accounting for Nonmonetary Transactions” (“SFAS No. 153”). SFAS No 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by the Company beginning on July 1, 2005. The Company is currently evaluating the effect that the adoption of SFAS No. 153 will have, if any, on its consolidated results of operations and financial position.

CYBERGUARD CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except share and per share data)

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“ SAB 107”), “Share-Based Payment,” which provides interpretive guidance related to the interaction between SFAS 123R and certain SEC rules and regulations, as well as provides the SEC staff’s views regarding the valuation of share-based payment arrangements. The Company is currently assessing the impact of SAB 107 on our implementation and adoption of SFAS 123R.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Corrections” (“SFAS No. 154”). SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 also provides guidance on the accounting for and reporting of error corrections. This statement is applicable for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

(16) SUBSEQUENT EVENT

On August 18, 2005, CyberGuard announced that it has entered into an Agreement and Plan of Merger dated as of August 17, 2005 (the “Merger Agreement”) with Secure Computing Corporation, a Delaware corporation (“Secure”) and Bailey Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Secure (“Merger Sub”), providing for the merger of CyberGuard with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a wholly-owned subsidiary of Secure.

At the effective time and as a result of the Merger, each share of CyberGuard common stock issued and outstanding immediately prior to the effective time of the Merger shall be automatically converted into the right to receive that amount of cash and that number of shares of Secure common stock as set forth in the Merger Agreement. Secure has agreed to acquire all of the common stock of CyberGuard in exchange for an aggregate purchase price of approximately $290 million, 70% of which will be paid in the form of Secure common stock and 30% of which will be paid in the form of cash. Copies of the Merger Agreement and the form of Voting Agreement are filed as Exhibit 2.4 and 2.5, respectively, and are incorporated herein by reference.

(17) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Selected unaudited quarterly results for the fiscal years ended June 30, 2005 and 2004 were as follows:

	Total	Jun 30, 2005	Mar 31, 2005	Dec 31, 2004	Sep 30, 2004
Fiscal Year 2005:
Revenues	$66,098	$17,210	$16,704	$16,505	$15,679

Gross profit	45,038	11,872	11,354	11,284	10,528

Operating income/(loss)	721	(493)	758	581	(125)

Net income/(loss)	$761	$(464)	$473	$811	$(59)

Basic income/(loss) per share	$0.03	$(0.02)	$0.02	$0.03	$0.00

Diluted income/(loss)per share	$0.02	$(0.02)	$0.01	$0.02	$0.00

CYBERGUARD CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except share and per share data)

	Total	Jun 30, 2004	Mar 31, 2004(1)	Dec 31, 2003	Sep 30, 2003
Fiscal Year 2004:
Revenues	$47,812	$14,520	$13,036	$11,236	$9,020

Gross profit	32,150	9,225	8,418	7,943	6,564

Operating (loss)/income	(454)	(30)	(2,841)	1,583	834

Net (loss)/income	$1,770	$375	$(2,109)	$2,344	$1,160

Basic (loss)/income per share	$0.07	$0.01	$(0.09)	$0.11	$0.05

Diluted (loss)/income per share	$0.06	$0.01	$(0.09)	$0.08	$0.04

(1)	The quarter ended March 31, 2004 includes a $4,113 one-time non-recurring charge related to non-cash compensation for the SnapGear, Inc. acquisition.

SCHEDULE II

CyberGuard Corporation

VALUATION AND QUALIFYING ACCOUNTS

(In Thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year ended June 30, 2005
Reserve deducted from assets to which they apply:
Allowance for doubtful accounts	$365	$115	$—	$—	$480
Deferred tax valuation allowance	$34,584	$—	$(647)	$—	$33,937

Year ended June 30, 2004
Reserves deducted from assets to which they apply:
Allowance for doubtful accounts	$707	$231	$—	$(573)	$365
Deferred tax valuation allowance	$23,502	$—	$12,782	$(1,700)	$34,584

Year ended June 30, 2003
Reserve deducted from assets to which they apply:
Allowance for doubtful accounts	$109	$598	$—	$—	$707
Deferred tax valuation allowance	$28,911	$—	$—	$(5,409)	$23,502

S-1

Annex A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SECURE COMPUTING CORPORATION

BAILEY ACQUISITION CORP.

AND

CYBERGUARD CORPORATION

Dated as of August 17, 2005

i

(continued)

(continued)

Exhibits

Exhibit A	-	Form of Company Voting Agreement	A-56
Exhibit B	-	Form of Parent Voting Agreement	A-63
Exhibit C	-	Articles of Merger	A-70
Exhibit D	-	Certificate of Merger	A-71
Exhibit E	-	Form of Company Affiliate Agreement	A-72

INDEX OF DEFINED TERMS

“Acquisition Proposal”	Section 5.3
“Acquisition Transaction”	Section 5.3
“Action”	Section 3.13(a)
“Affiliates”	Section 3.22
“Aggrieved Party”	Section 8.3(b)
“Agreement”	Preamble
“Articles of Merger”	Section 1.2
“Breaching Party”	Section 8.3(b)
“Cash Consideration”	Section 2.1(a)
“Closing Date”	Section 1.2
“Closing”	Section 1.2
“COBRA”	Section 3.16(b)
“Code”	Recitals
“Company Acquisition”	Section 8.3(b)
“Company Affiliate Agreement”	Section 5.12
“Company Balance Sheet”	Section 3.9
“Company Certificate”	Section 2.3(c)
“Company Common Stock”	Recitals
“Company Contract”	Section 3.15(a)
“Company Disclosure Statement”	Article III
“Company Employee Benefit Plans”	Section 3.19(a)
“Company Environmental Permits”	Section 3.20(c)
“Company ERISA Affiliate”	Section 3.19(a)
“Company Expenses”	Section 8.3(b)(iv)
“Company Financial Statements”	Section 3.9(a)
“Company Foreign Plan”	Section 3.19(n)
“Company IP Rights”	Section 3.17(a)
“Company Material Adverse Effect”	Section 3.1(a)
“Company Notice of Superior Offer”	Section 5.5(c)
“Company Options”	Section 2.2(a)
“Company Preferred Stock”	Section 3.6(a)
“Company Proxy Statement/Prospectus”	Section 3.24
“Company Purchase Plan”	Section 2.2(c)
“Company Representative”	Section 5.3(a)
“Company Rights”	Section 3.6(c)
“Company Rights Plan”	Section 3.6(c)
“Company SEC Reports”	Section 3.7
“Company Special Meeting”	Section 5.5(a)
“Company Stock Plans”	Section 2.2(a)
“Company Subsidiaries”	Section 3.1(a)
“Company Superior Offer”	Section 5.5(c)
“Company Termination Fee”	Section 8.3(b)
“Company Triggering Event”	Section 8.1(h)
“Company Voting Agreements”	Recitals
“Company Warrants”	Section 2.2(b)
“Company”	Preamble
“Confidentiality Agreement”	Section 5.4
“Continuing Employees”	Section 5.20(a)
“Current Offerings”	Section 2.2(c)

INDEX DEFINED TERMS

(continued)

“Deferred Compensation Plan”	Section 3.19(o)
“Delaware Secretary”	Section 1.2
“Derivative Exchange Ratio”	Section 2.1(g)
“DGCL”	Section 1.1
“Dissenting Shares”	Section 2.6
“Effective Time”	Section 1.2
“ERISA”	Section 3.19(a)
“Exchange Act”	Section 3.3
“Exchange Agent”	Section 2.3(a)
“Exchange Multiple”	Section 2.1(g)
“Exchange Quotient”	Section 2.1(g)
“Exchange Ratio”	Section 2.1(a)
“Financing Agreement”	Section 4.25
“Financing Notice”	Section 4.25
“Financing Transaction”	Section 4.25
“Florida Law”	Section 1.1
“Florida Secretary”	Section 1.2
“GAAP”	Section 3.9
“Government Entity”	Section 3.3
“group health plan”	Section 3.19(k)
“Hazardous Material”	Section 3.20(a)
“Hazardous Materials Activities”	Section 3.20(b)
“Holder”	Section 2.3(c)
“HSR Act”	Section 3.3
“IRS”	Section 3.19(j)
“law”	Section 9.11
“Merger Consideration”	Section 2.1(a)
“Merger Sub Common Stock”	Section 2.1(d)
“Merger Sub”	Preamble
“Merger”	Recitals
“Nasdaq”	Section 2.1(f)
“Outside Date”	Section 8.1(b)
“Parent Balance Sheet”	Section 4.9
“Parent Certificates”	Section 2.1(b)
“Parent Common Stock”	Recitals
“Parent Contract”	Section 4.15(a)
“Parent Disclosure Statement”	Article IV
“Parent Employee Benefit Plan”	Section 4.19(a)
“Parent Environmental Permits”	Section 4.20(c)
“Parent ERISA Affiliate”	Section 4.19(a)
“Parent Exchange Options”	Section 2.2(a)
“Parent Expenses”	Section 8.3(b)(iii)
“Parent Financial Statements”	Section 4.9
“Parent Interim Financial Statements”	Section 4.9
“Parent IP Rights”	Section 4.17(a)
“Parent Material Adverse Effect”	Section 4.1(a)
“Parent Superior Offer”	Section 5.6(c)
“Parent Options”	Section 4.6(b)
“Parent Preferred Stock”	Section 4.6(a)

v

INDEX DEFINED TERMS

(continued)

“Parent Proposals”	Section 5.6(a)
“Parent Proxy Statement”	Section 3.24
“Parent Purchase Plan”	Section 2.2(b)
“Parent Representative”	Section 5.3(b)
“Parent SEC Reports”	Section 4.7
“Parent Special Meeting”	Section 5.6
“Parent Stock Plans”	Section 4.6(b)
“Parent Subsidiaries”	Section 4.1(a)
“Parent Superior Offer”	Section 5.6(c)
“Parent Termination Fee”	Section 8.3(b)(ii)
“Parent Voting Agreements”	Recital D
“Parent”	Preamble
“Pension Plans”	Section 3.19(a)
“Person”	Section 2.1(g)
“Potential Acquiror”	Section 5.3(c)
“Reference Date”	Section 3.11
“Registration Statement”	Section 3.24
“Replacement Financing”	Section 4.25
“SEC”	Section 3.7
“Securities Act”	Section 3.7
“Stock Consideration”	Section 2.1(a)
“Subsidiary”	Section 2.1(g)
“Surviving Corporation”	Section 1.1
“Tax Return” or “Tax Returns”	Section 3.18(a)
“Tax” or “Taxes”	Section 3.18(a)
“to the knowledge of Company”	Section 3.6(b)
“to the knowledge of Parent”	Section 4.6(b)
“WARN Act”	Section 3.19(p)
“Welfare Plans”	Section 3.19(a)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of August 17, 2005 by and among Secure Computing Corporation, a Delaware corporation (“Parent”), Bailey Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and CyberGuard Corporation, a Florida corporation (“Company”), with respect to the following facts:

A. The respective boards of directors of Parent, Merger Sub and Company have approved and declared advisable the merger of Company with and into Merger Sub (the “Merger”), upon the terms and subject to the conditions set forth herein, and have determined that the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, their respective stockholders.

B. In connection with the Merger, among other things, the outstanding shares of Company Common Stock (“Company Common Stock”), will be converted into the right to receive shares of Parent Common Stock, $0.01 par value (“Parent Common Stock”), and cash at the rate set forth herein.

C. Simultaneously with the execution and delivery of this Agreement and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, each of the members of the Board of Directors and each executive officer of Company (in their respective capacities as stockholders of Company) is entering into Voting Agreements with Parent in the form of Exhibit A attached hereto (the “Company Voting Agreements”).

D. Simultaneously with the execution and delivery of this Agreement and as a condition and inducement to Company’s willingness to enter into this Agreement, each of the members of the Board of Directors and each executive officer of Parent (in their respective capacities as stockholders of Parent) is entering into Voting Agreements with Company in the form of Exhibit B attached hereto (the “Parent Voting Agreements”).

E. For United States federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

The parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Florida Business Corporation Act (“Florida Law”) and the General Corporation Law of the State of Delaware (“DGCL”), (i) Company shall be merged with and into Merger Sub, (ii) the separate corporate existence of Company shall cease, and (iii) Merger Sub shall be the surviving corporation and a wholly owned subsidiary of Parent. Merger Sub, as the surviving corporation of the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

1.2 Closing; Effective Time. Unless this Agreement is terminated pursuant to Article VIII hereof, the closing of the Merger and the other transactions contemplated hereby (the “Closing”) will take place at 10:00 a.m., local time, on a date to be specified by the parties (the “Closing Date”), which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Articles VI and VII, unless another time or date is agreed to by the parties hereto. The Closing shall take place at the offices of Heller Ehrman LLP, 275 Middlefield Road, Menlo Park, California, or at such other location as the parties hereto shall mutually agree. At the Closing, the parties hereto shall cause the Merger to be consummated by filing articles of merger substantially in the form of Exhibit C (the “Articles of Merger”) with the Secretary of State of the State of Florida (the “Florida Secretary”) and certificate of merger substantially in the form of Exhibit D (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary”), in accordance with the relevant provisions of Florida Law and DGCL (the time of such filings, or such later time as may be agreed in writing by the parties and specified in the Articles of Merger and Certificate of Merger, being the “Effective Time”). If the Florida Secretary or Delaware Secretary require any changes in the Articles of Merger or Certificate of Merger as a condition to filing or issuing a certificate to the effect that the Merger is effective, Merger Sub, Parent and/or Company shall execute any necessary document incorporating such changes, provided such changes are not inconsistent with and do not result in any material change in the terms of this Agreement.

1.3 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement, the Articles of Merger and Certificate of Merger and the applicable provisions of Florida Law and DGCL. Without limiting the foregoing, at the Effective Time, by virtue of the Merger and in accordance with Florida Law and DGCL, all the property, rights, privileges, powers and franchises of Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Certificate of Incorporation; Bylaws.

Subject to Section 5.11(a), from and after the Effective Time, the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation.

Subject to Section 5.11(a), from and after the Effective Time the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation.

1.5 Directors and Officers of the Surviving Corporation. The directors and officers of Merger Sub immediately prior to the Effective Time shall serve as the initial directors and officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified.

ARTICLE II

CONVERSION OF SHARES

2.1 Conversion of Stock. As of the Effective Time, by virtue of the Merger, and without any action on the part of the holders of any outstanding shares of capital stock or securities of Company or Merger Sub:

(a) Each share of Company Common Stock, issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock to be canceled pursuant to Section 2.1(c)), shall be automatically converted into the right to receive (i) 0.50 (the “Exchange Ratio”) of a fully paid and nonassessable share of Parent Common Stock (the “Stock Consideration”), and (ii) cash in the amount of $2.73 (the “Cash Consideration” and together with the Stock Consideration, the Merger Consideration”). All such shares of Company Common Stock, when so converted, shall no longer be outstanding, shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent only the right to receive the Merger Consideration into which such shares of Company Common Stock have been converted.

(b) Each holder of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive (i) a certificate (or direct registration) representing the number of whole shares of Parent Common Stock payable with respect to such Company Common Stock (the “Parent

Certificates”), (ii) cash in lieu of fractional shares of Parent Common Stock in accordance with Section 2.1(f), without interest, and (iii) the Cash Consideration payable with respect to such Company Common Stock, without interest.

(c) Each share of Company Common Stock held of record immediately prior to the Effective Time by Company, Merger Sub, Parent or any Subsidiary (as defined in Section 2.1(g)) of Company or of Parent shall be canceled and extinguished without any conversion thereof.

(d) Each share of Common Stock, $0.01 per share par value, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be automatically converted into one validly issued, fully paid and nonassessable share of Common Stock, $0.01 per share par value, of the Surviving Corporation. Each certificate evidencing ownership of a number of shares of Merger Sub Common Stock shall be deemed to evidence ownership of the same number of shares of Common Stock, $0.01 per share par value, of the Surviving Corporation.

(e) Without limiting any other provision of this Agreement, the Exchange Ratio and Cash Consideration per share shall be adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), extraordinary dividend or distribution, reorganization, reclassification, recapitalization or other like change with respect to Parent Common Stock or Company Common Stock occurring or having a record date or an effective date on or after the date hereof and prior to the Effective Time.

(f) No fraction of a share of Parent Common Stock will be issued by virtue of the Merger. Instead, each holder of shares of Company Common Stock who would otherwise be entitled by virtue of the Merger to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock which otherwise would be received by such holder) shall receive in lieu thereof from Parent an amount of cash (rounded to the nearest whole cent, with .5 being rounded up) equal to the product of (i) such fraction, multiplied by (ii) $12.40.

(g) For the purposes of this Agreement, the “Exchange Multiple” of any quantity means the product obtained from multiplying such quantity by 0.723 (the “Derivative Exchange Ratio”), and the “Exchange Quotient” of any quantity means the quotient obtained from dividing such quantity by the Derivative Exchange Ratio. For purposes of this Agreement, the term “Subsidiary”, when used with respect to any Person, means any corporation or other organization, whether incorporated or unincorporated, of which (A) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person (through ownership of securities, by contract or otherwise) or (B) such Person or any Subsidiary of such Person is a general partner of any general partnership or a manager of any limited liability company. For the purposes of this Agreement, the term “Person” means any individual, group, organization, corporation, partnership, joint venture, limited liability company, trust or entity of any kind.

2.2 Company Options, Company Stock Purchase Plan

(a) As of the Effective Time, Parent shall, to the full extent permitted by applicable law, assume all of the stock options of Company outstanding immediately prior to the Effective Time under the Company Stock Plans (as defined below) (the “Company Options”). For purposes of this Agreement, “Company Stock Plans” means the Company’s 1994 Incentive Stock Option Plan and the Company’s 1998 Stock Option Plan. Each Company Option, whether or not exercisable at the Effective Time, shall be assumed by Parent in such a manner that after the Effective Time it shall be exercisable upon the same terms and conditions as under the Company Stock Plan pursuant to which it was granted and the applicable option agreement issued thereunder (after giving effect to any acceleration of vesting resulting from the Merger on the terms provided under the Company Stock Plan pursuant to which it was granted and the applicable option agreement issued thereunder); provided, however, that (i) each such option thereafter shall be exercisable for a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the Exchange Multiple of the number of shares of Company Common Stock subject to such option, and (ii) the exercise price per share of Parent Common Stock thereafter shall equal the Exchange Quotient (rounded up to the nearest whole cent) of the exercise price per share of Company Common Stock subject to such option in effect immediately prior to the Effective Time (the “Parent Exchange Options”). Notwithstanding the foregoing, any Company Options that vest according to their terms as of the Effective Time shall be vested from and after the Effective Time. It is intended that Company Options assumed by Parent shall to the extent permitted by the Code qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent Company Options qualified as incentive stock options immediately prior to the Effective Time and the provisions of this Section 2.2 shall be applied consistent with such intent.

(b) As of the Effective Time, Parent shall, to the full extent permitted by applicable law, assume all warrants of Company outstanding immediately prior to the Effective Time (the “Company Warrants”). Each Company Warrant, whether or not exercisable at the Effective Time, shall be assumed by Parent in such a manner that it shall be exercisable upon the same terms and conditions as set forth in the applicable Company Warrant immediately prior to the Effective Time (after giving effect to any acceleration of vesting resulting from the Merger on the terms provided under the applicable warrant); provided that (i) each such warrant thereafter shall be exercisable for a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the Exchange Multiple of the number of shares of Company Common Stock subject to such Company Warrant, and (ii) the strike price per share of Parent Common Stock thereafter shall equal the Exchange Quotient (rounded up to the nearest whole cent) of the strike price per share of Company Common Stock subject to such Company Warrant in effect immediately prior to the Effective Time.

(c) Company shall take all actions necessary pursuant to the terms of the Company’s 1999 Employee Stock Purchase Plan (the “Company Purchase Plan”) in order to (i) shorten the participation period(s) under such plan which includes the Effective Time (the “Current Offerings”) such that a new purchase date for each such participation period shall occur on the last business day prior to the Effective Time and shares shall be purchased by the Company Purchase Plan participants on the last business day prior to the Effective Time and (ii) cause the Current Offerings to expire immediately following such new purchase date, and the Company Purchase Plan to terminate immediately prior to the Effective Time. The shares of Company Common Stock purchased under those exercised rights shall at the Effective Time be cancelled and converted into the right to receive the Merger Consideration pursuant to Section 2.1(a) of this Agreement. Company shall take any actions required under the terms of the Company Purchase Plan, including providing any applicable notices, to effect the termination of the Company Purchase Plan immediately prior to the Effective Time. Subsequent to such new purchase date, Company shall take no action, pursuant to the terms of the Company Purchase Plan, to commence any new offering period. Employees of Company and its Subsidiaries who continue in the employ of the Surviving Corporation or Parent or any Subsidiary of Parent after the Effective Time shall be eligible for participation in Parent’s Employee Stock Purchase Plan in accordance with the terms, provisions and policies thereof.

2.3 Exchange of Stock Certificates.

(a) At or prior to the Effective Time, Parent shall enter into an agreement with a bank or trust company selected by Parent and reasonably acceptable to Company to act as the exchange agent for the Stock Consideration and Cash Consideration (the “Exchange Agent”).

(b) At or prior to the Effective Time, Parent shall supply or cause to be supplied to or for the account of the Exchange Agent in trust for the benefit of the holders of Company Common Stock, for exchange pursuant to this Section 2.3 (i) the Parent Certificates (or direct registration) evidencing the shares of Parent Common Stock issuable pursuant to Section 2.1 to be exchanged for outstanding shares of Company Common Stock, (ii) cash in an aggregate amount sufficient to make the payments in lieu of fractional shares provided for in Section 2.1(f), and (iii) the Cash Consideration.

(c) Promptly after the Effective Time (and in no event later than five business days after the Effective Time), Parent shall mail or shall cause to be mailed to each Holder (as defined below) a letter of transmittal in customary form and reasonably acceptable to the Company (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon proper delivery of the Company Certificates to the Exchange Agent) and instructions for surrender of the Company Certificates. Upon surrender to the Exchange Agent of a Company Certificate, together with such letter of transmittal duly executed, the Holder shall be entitled to receive in exchange therefor: (i) certificates evidencing that number of shares of Parent Common Stock issuable to such Holder in accordance with this Article II; (ii) any dividends or other distributions that such Holder has the right to receive pursuant to Section 2.3(d); (iii) cash in respect of fractional shares as provided in Section 2.1(f); and (iv) the Cash Consideration payable to such Holder in accordance with Section 2.1, and such Company Certificate so surrendered shall forthwith be canceled. No certificate representing shares of Parent Common Stock will be issued to a Person who is not the registered owner of a surrendered Company Certificate unless (i) the Company Certificate so surrendered has been properly endorsed or otherwise is in proper form for transfer, and (ii) such Person shall either (A) pay any transfer or other tax required by reason of such issuance or (B) establish to the reasonable satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 2.3, from and after the Effective Time, each Company Certificate shall be deemed to represent, for all purposes, the right to receive the number of full shares of Parent Common Stock as determined in accordance with this Article II, cash in lieu of fractional shares as provided in Section 2.1(f) and the Cash Consideration. For purposes of this Agreement, “Company Certificate” means a certificate which immediately prior to the Effective Time represented shares of Company Common Stock, and “Holder” means a Person who holds one or more Company Certificates as of the Effective Time.

(d) No dividend or other distribution declared with respect to Parent Common Stock with a record date after the Effective Time will be paid to Holders of unsurrendered Company Certificates until such Holders properly surrender their Company Certificates. Upon the surrender of such Company Certificates, there shall be paid to such Holders, promptly after such surrender, the amount of dividends or other distributions, excluding interest, declared with a record date after the Effective Time and not paid because of the failure to surrender Company Certificates for exchange.

(e) Notwithstanding anything to the contrary in this Agreement, neither the Exchange Agent, Parent, the Surviving Corporation nor any party hereto shall be liable to any holder of shares of Company Common Stock for shares of Parent Common Stock, dividends or distributions thereon, cash in lieu of fractional shares or any Cash Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.4 Lost, Stolen or Destroyed Certificates. In the event that any Company Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue and pay in respect of such lost, stolen or destroyed Company Certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the shares of Parent Common Stock as may be required pursuant to Section 2.1, cash in lieu of fractional shares, if any, as may be required pursuant to Section 2.1(f), the Cash Consideration payable with respect to such Company Certificates and any dividends or distributions payable pursuant to Section 2.3(d); provided, however, that Parent may, in its reasonable discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Company Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent or the Exchange Agent with respect to the Company Certificates alleged to have been lost, stolen or destroyed.

2.5 Tax Consequences. For United States federal income tax purposes, it is intended by the parties hereto that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement constitutes a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.

2.6 Dissenting Shares. In accordance with Section 607.1302(2)(a)1 of the Florida Business Corporation Act, no dissenter’s rights shall be available to holders of shares of Company Common Stock in connection with the Merger.

2.7 Required Withholdings. The Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration such amounts as may be required to be deducted or withheld therefrom under the Code or under any applicable provision of state, local or foreign tax law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been delivered or otherwise paid to the Person to whom such amounts would otherwise have been delivered or otherwise paid pursuant to the Merger and this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Company makes to Parent and Merger Sub the representations and warranties contained in this Article III, in each case subject to the exceptions set forth in the disclosure statement dated as of the date hereof (the “Company Disclosure Statement”). The Company Disclosure Statement shall be arranged in schedules corresponding to the numbered and lettered Sections of this Article III, and the disclosure in any Schedule of the Company Disclosure Statement shall qualify only the corresponding Section of this Article III.

3.1 Organization, Etc.

(a) Each of Company and its Subsidiaries, all of which are listed on Schedule 3.1(b) of the Company Disclosure Statement (the “Company Subsidiaries”), is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of the jurisdiction of its incorporation, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority or qualification has not had, or could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of Company and the Company Subsidiaries is duly qualified as a foreign Person to do business, and is in good standing (with respect to jurisdictions that recognize such concept), in each jurisdiction where the character of its owned or leased properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing has not had, or could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

For the purposes of this Agreement, “Company Material Adverse Effect” means any change, effect or circumstance that, individually or when taken together with all other such similar or related changes, effects or circumstances that have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect (i) is materially adverse to the business, financial condition, results of operations, or assets and liabilities, taken as a whole, of Company, including the Company Subsidiaries, or (ii) would reasonably be expected to prevent the Company from consummating the Merger or any of the transactions contemplated by the Agreement or to perform any of its obligations under the Agreement before the Effective Time, or (iii) materially and adversely affects Parent’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation. Notwithstanding the foregoing, with respect to item (i) above, none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (A) any adverse change, event or effect arising from or relating to general business or economic conditions; (B) any adverse change, event or effect relating to or affecting the computer security industry generally, which does not disproportionately affect Company; and (C) any adverse change, event or effect arising from or relating to the announcement or pendency of the Merger.

(b) Neither Company nor any of the Company Subsidiaries is in violation of any provision of its articles of incorporation or bylaws or, in the case of any Company Subsidiary that is not a corporation, any equivalent charter document. Schedule 3.1(b) of the Company Disclosure Statement sets forth (i) the full name of each Company Subsidiary and any other entity in which Company has a significant equity interest, its capitalization and the ownership interest of Company and each other Person (if any) therein, (ii) the jurisdiction in which each such Company Subsidiary is organized, (iii) each jurisdiction in which Company and each of the Company Subsidiaries is qualified to do business as a foreign Person, and (iv) the names of the current directors and officers of Company and of each Company Subsidiary. Company has made available to Parent accurate and complete copies of the articles of incorporation and bylaws and, in the case of any Company Subsidiary that is not a corporation, any other equivalent charter documents, as currently in effect, of Company and each of the Company Subsidiaries.

3.2 Authority Relative to This Agreement. Company has full corporate power and authority to (i) execute and deliver this Agreement, and (ii) assuming the approval of the adoption of the Agreement and the approval of the Merger by at least a majority of the outstanding shares of Company Common Stock at the Company Special Meeting or any adjournment or postponement thereof in accordance with Florida Law, consummate the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement, and the consummation of the Merger and the other transactions contemplated hereby, have been duly and validly authorized by the unanimous vote of the board of directors of Company, and no other corporate proceedings on the part of Company are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated hereby (other than, with respect to the Merger, the approval of the adoption of the Agreement and approval of the Merger by at least a majority of the outstanding shares of Company Common Stock at the Company Special Meeting or any adjournment or postponement thereof in accordance with Florida Law). The Agreement has been duly and validly executed and delivered by Company and, assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding agreement of Company, enforceable against Company in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

3.3 No Violations, Etc. No filing with or notification to, and no permit, authorization, consent or approval of, any court, administrative agency, commission, or other governmental or regulatory body, authority or instrumentality (“Government Entity”) is necessary on the part of Company or any Company Subsidiary for the consummation by Company of the Merger and the other transactions contemplated hereby except (i) for the filing of the Articles of Merger and Certificate of Merger as required by Florida Law and DGCL, (ii) for compliance with the applicable requirements of the Securities and Exchange Act of 1934, as amended (together with the Rules and Regulations promulgated thereunder, the “Exchange Act”), state securities or “blue sky” laws and state takeover laws, (iii) compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (iv) where the failure to make such filing or notification or to obtain such permit, authorization, consent or approval has not had, or could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the execution and delivery of the Agreement, nor the consummation of the Merger or the other transactions contemplated hereby, nor compliance by Company with all of the provisions hereof and thereof, will, subject to obtaining the approval of the adoption of this Agreement and the approval of the Merger by the holders of at least a majority of the outstanding shares of Company Common Stock at the Company Special Meeting or any adjournment or postponement thereof in accordance with Florida Law, (i) conflict with or result in any breach of any provision of the articles of incorporation or bylaws of Company or any Company Subsidiary (or, in the case of any Company Subsidiary that is not a corporation, the equivalent charter documents of such Company Subsidiary), (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Company or any Company Subsidiary, or by which any of their properties or assets may be bound, or (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or result in any material change in, or give rise to any right of termination, cancellation, acceleration, redemption or repurchase under, any of the terms, conditions or provisions of any Company Contract (as defined below), except in the case of clauses (ii) or (iii) for any violation, breach or default that has not had, or could not reasonably be expected to have, a Company Material Adverse Effect. Schedule 3.3 of the Company Disclosure Statement lists all consents, notices, waivers and approvals required to be obtained in connection with the consummation of the transactions contemplated hereby under any Company Contracts, or any of Company’s or any Company Subsidiaries’ notes, bonds, mortgages, indentures, deeds of trust, licenses or leases, contracts, agreements or other instruments or obligations, except for those whose failure to obtain will not have a Company Material Adverse Effect.

3.4 Board Recommendation. The board of directors of Company has unanimously (i) approved and adopted the Agreement, (ii) determined that this Agreement and the transactions contemplated hereby (including the Merger) are fair to and in the best interests of the stockholders of Company, (iii) resolved to recommend this Agreement to the stockholders of Company, and (iv) taken all action necessary to exempt the execution and delivery of this Agreement and the Company Voting Agreements and the consummation of the transactions contemplated hereby and thereby from the provisions of all applicable state anti-takeover statutes or regulations including but not limited to Sections 607.901 and 607.902 of Florida Law.

3.5 Fairness Opinion. Company has received the opinion of Raymond James & Associates, Inc., dated the date of the approval of this Agreement by the board of directors of Company, to the effect that the Merger Consideration is fair to Company’s stockholders from a financial point of view, and has provided a copy of such opinion to Parent.

3.6 Capitalization.

(a) The authorized capital stock of Company consists of 50,000,000 shares of Company Common Stock and 5,000,000 shares of Preferred Stock (“Company Preferred Stock”). As of August 15, 2005, there were (i) 31,193,704 shares of Company Common Stock outstanding, 189 of which are held in treasury, and (ii) no shares of Company Preferred Stock outstanding.

(b) Except for the Company Options identified on Schedule 3.6(d) of the Company Disclosure Statement, rights under the Company Purchase Plan, Company Warrants and the Company Rights, there are no warrants, options, convertible securities, calls, rights, stock appreciation rights, preemptive rights, rights of first refusal, or agreements or commitments of any nature obligating Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests of Company, or obligating Company to grant, issue, extend, accelerate the vesting of, or enter into, any such warrant, option, convertible security, call, right, stock appreciation right, preemptive right, right of first refusal, agreement or commitment. To the knowledge of Company, except for the Company Voting Agreements, there are no voting trusts, proxies or other agreements or understandings with respect to the capital stock of Company. For purposes of this Agreement, the phrase “to the knowledge of Company,” or words of similar import, shall mean the actual knowledge of executive officers and directors of the Company and such other Persons set forth on Schedule 3.6(b) of the Company Disclosure Statement.

(c) True and complete copies of each Company Stock Plan, Company Purchase Plan and the Company Rights Plan, and of the forms of all agreements and instruments relating to or issued under each thereof, have been made available to Parent. Such agreements, instruments, and forms have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement any such agreements, instruments or forms. “Company Rights Plan” shall mean the Company’s Rights Agreement, dated September 1994, between the Company and Society National Bank, a national banking association, as Rights Agent and “Company Rights” shall mean the rights associated with the Company Rights Plan

(d) Schedule 3.6(d) of the Company Disclosure Statement sets forth the following information with respect to each Company Option: the aggregate number of shares issuable thereunder, the type of option, the grant date, the expiration date, the exercise price and the vesting schedule including a description of any acceleration provisions. Each Company Option was granted in accordance with the terms of the Company Stock Plan applicable thereto. The terms of each of the Company Stock Plans do not prohibit the assumption of the Company Options as provided in Section 2.2(a).

3.7 SEC Filings. Since January 1, 2002, Company has filed with the Securities and Exchange Commission (the “SEC”) all required forms, reports, registration statements and documents required to be filed by it with the SEC (collectively, all such forms, reports, registration statements and documents filed since January 1, 2002 are referred to herein as the “Company SEC Reports”). All of the Company SEC Reports complied as to form, when filed, in all material respects with the applicable provisions of the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”) and the Exchange Act. Accurate and complete copies of the Company SEC Reports have been made available (including via EDGAR) to Parent. As of their respective dates, the Company SEC Reports (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To the knowledge of Company and except as disclosed in Company SEC Reports, since January 1, 2002, each director and executive officer of Company and each such Persons’ affiliates have complied with all filing requirements under Section 13 and Section 16(a) of the Exchange Act.

3.8 Compliance with Laws. Neither Company nor any Company Subsidiary has violated or failed to comply with any statute, law, ordinance, rule or regulation (including without limitation relating to the export or import of goods or technology) of any foreign, federal, state or local government or any other governmental department or agency, except where any such violations or failures to comply have not had, or could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Company and the Company Subsidiaries have all permits, licenses and franchises from governmental agencies required to conduct their businesses as now being conducted and as proposed to be conducted, except for those the absence of which has not had, or could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.9 Financial Statements; Controls.

(a) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports and each of the Company Preliminary Financial Statements (collectively, the “Company Financial Statements”), (x) was prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC and form 10-Q under the Exchange Act) and (y) fairly presented the consolidated financial position of Company and the Company Subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, consistent with the books and records of Company, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount. The financial statements as of and for the year ended June 30, 2005, provided to the Parent prior to the date hereof, are herein referred to as the “Company Preliminary Financial Statements” and the balance sheet of Company as of June 30, 2005 is herein referred to as the “Company Balance Sheet.”

(b) The Company maintains a system of internal controls sufficient to provide reasonable assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s authorization, and (iv) the recorded amount for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. There are no significant deficiencies or material weaknesses in the design or operation of the Company’s internal controls, and Company has not been informed by its independent auditors, accountants, consultants or others involved in the review of internal controls that any such significant deficiencies or material weaknesses exist, which could adversely affect the Company’s ability to record, process, summarize and report financial data. There is no fraud in connection with the Financial Statements, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

3.10 Absence of Undisclosed Liabilities. Neither Company, nor any of the Company Subsidiaries or the entities listed on Schedule 3.1(b) has any liabilities (absolute, accrued, contingent or otherwise) other than (i) liabilities included in the Company Balance Sheet and the related notes to the financial statements, (ii) liabilities of a nature not required to be disclosed on a balance sheet or in the notes to the consolidated financial statements prepared in accordance with GAAP, (iii) normal or recurring liabilities incurred since June 30, 2005 in the ordinary course of business consistent with past practice which, individually or in the aggregate, would not be reasonably likely to have a Company Material Adverse Effect, and (iv) liabilities under this Agreement.

3.11 Absence of Changes or Events. Except as contemplated by this Agreement, since June 30, 2005 (the “Reference Date”), no state of facts, change, event or effect that has had or could reasonably be expected to have Company Material Adverse Effect has occurred and, in addition, Company, the Company Subsidiaries and the entities listed on Schedule 3.1(b) have not, directly or indirectly:

(a) purchased, otherwise acquired, or agreed to purchase or otherwise acquire, any shares of capital stock of Company or any of the Company Subsidiaries, or declared, set aside or paid any dividend or otherwise made a distribution (whether in cash, stock or property or any combination thereof) in respect of their capital stock (other than dividends or other distributions payable solely to Company or a wholly-owned Subsidiary of Company);

(b) authorized for issuance, issued, sold, delivered, granted or issued any options, warrants, calls, subscriptions or other rights for, or otherwise agreed or committed to issue, sell or deliver any shares of any class of capital stock of Company or the Company Subsidiaries or any securities convertible into or exchangeable or exercisable for shares of any class of capital stock of Company or the Company Subsidiaries, other than pursuant to and in accordance with the Company Stock Plans;

(c) (i) created or incurred any indebtedness for borrowed money exceeding $200,000 in the aggregate, (ii) assumed, guaranteed, endorsed or otherwise as an accommodation become responsible for the obligations of any other individual, firm or corporation, made any loans or advances to any other individual, firm or corporation exceeding $200,000 in the aggregate, (iii) entered into any oral or written material agreement or any material commitment or transaction or incurred any liabilities material to Company and the Company Subsidiaries taken as a whole, or involving in excess of $500,000;

(d) instituted any material change in accounting methods, principles or practices other than as required by GAAP or the rules and regulations promulgated by the SEC and disclosed in the notes to the Company Financial Statements;

(e) revalued any assets, including without limitation, writing down the value of inventory or writing off notes or accounts receivable in excess in each case of an amount equal to $200,000 plus amounts previously reserved as reflected in the Company Balance Sheet;

(f) suffered any damage, destruction or loss, whether covered by insurance or not, except for such as would not, individually and in the aggregate exceed $200,000;

(g) (i) increased in any manner the compensation of any of its directors, officers or, other than in the ordinary course of business and consistent with past practice, non-officer employees, (ii) granted any severance or termination pay to any Person other than in the ordinary course of business and consistent with past practice; (iii) other than in the ordinary course of business consistent with past practice entered into any oral or written employment, consulting, indemnification or severance agreement with any Person; (iv) other than as required by law, adopted, become obligated under, or amended any employee benefit plan, program or arrangement; or (v) repriced any Company Options;

(h) sold, transferred, leased, licensed, pledged, mortgaged, encumbered, or otherwise disposed of, or agreed to sell, transfer, lease, license, pledge, mortgage, encumber, or otherwise dispose of, any material properties (including intangibles, real, personal or mixed);

(i) amended its articles of incorporation, bylaws, or any other charter document, or effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(j) made any capital expenditure in any calendar month which, when added to all other capital expenditures made by or on behalf of Company and the Company Subsidiaries in such calendar month resulted in such capital expenditures exceeding $200,000 in the aggregate;

(k) paid, discharged or satisfied any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities (including accounts payable) in the ordinary course of business and consistent with past practice, or collected, or accelerated the collection of, any amounts owed (including accounts receivable) other than their collection in the ordinary course of business;

(l) waived, released, assigned, settled or compromised any material claim or litigation, or commenced a lawsuit other than for the routine collection of bills;

(m) agreed or proposed to do any of the things described in the preceding clauses (a) through (l) other than as expressly contemplated or provided for in this Agreement.

3.12 Capital Stock of Subsidiaries. Company is directly or indirectly the record and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of the Company Subsidiaries. All of such shares have been duly authorized and are validly issued, fully paid, nonassessable and free of preemptive rights with respect thereto and are owned by Company free and clear of any claim, lien or encumbrance of any kind with respect thereto. There are no proxies or voting agreements with respect to such shares, and there are not any existing options, warrants, calls, subscriptions, or other rights or other agreements or commitments obligating Company or any of the Company Subsidiaries to issue, transfer or sell any shares of capital stock of any Subsidiary or any other securities convertible into, exercisable for, or evidencing the right to subscribe for any such shares. Company does not directly or indirectly own any interest in any Person except the Company Subsidiaries.

3.13 Litigation.

(a) There is no private or governmental claim, action, suit (whether in law or in equity), or proceeding of any nature (“Action”) pending and, to the knowledge of Company, there is not any private or governmental investigation, or any of the foregoing threatened against Company, any of the Company Subsidiaries or any of their respective officers and directors (in their capacities as such), or involving any of their assets or capital stock, before any court, governmental or regulatory authority or body, or arbitration tribunal, except for those Actions which have not had, or could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no Action pending or, to the knowledge of Company, threatened which in any manner challenges, seeks to, or is reasonably likely to prevent, enjoin, alter or delay the transactions contemplated by this Agreement.

(b) There is no outstanding judgment, order, writ, injunction or decree of any court, governmental or regulatory authority, body or agency, or arbitration tribunal in a proceeding to which Company, any Subsidiary of Company, or any of their assets is or was a party or by which Company, any Subsidiary of Company, or any of their assets is bound.

3.14 Insurance. Schedule 3.14 of the Company Disclosure Statement lists all insurance policies (including without limitation workers’ compensation insurance policies) covering the business, properties or assets of Company and the Company Subsidiaries, the premiums and coverages of such policies, and all claims in excess of $250,000 made against any such policies since January 1, 2002. All such policies are in effect, and true and complete copies of all such policies have been made available to Parent. Company has not received notice of the cancellation or threat of cancellation of any of such policy.

3.15 Contracts and Commitments.

(a) Except as filed as an exhibit to Company’s SEC Reports, set forth on Schedule 3.15, or except as contemplated by this Agreement, neither Company, nor the Company Subsidiaries, nor the entities listed on Schedule 3.1(b) is a party to or bound by any oral or written contract, obligation or commitment of any type in any of the following categories:

(i) agreements or arrangements that contain severance pay, understandings with respect to tax arrangements, understandings with respect to expatriate benefits, or post-employment liabilities or obligations;

(ii) agreements or plans under which benefits will be increased or accelerated by the occurrence of any of the transactions contemplated by this Agreement, or under which the value of the benefits will be calculated on the basis of any of the transactions contemplated by this Agreement;

(iii) agreements, contracts or commitments currently in force relating to the disposition or acquisition of assets other than in the ordinary course of business, or relating to an ownership interest in any corporation, partnership, joint venture or other business enterprise;

(iv) agreements, contracts or commitments for the purchase of materials, supplies or equipment, under which the aggregate payments for the past 12 months exceeded $250,000, which are with sole or single source suppliers;

(v) guarantees or other agreements, contracts or commitments under which Company or any of the Company Subsidiaries is absolutely or contingently liable for (A) the performance of any other Person, firm or corporation (other than Company or the Company Subsidiaries), (B) the whole or any part of the indebtedness or liabilities of any other Person, firm or corporation (other than Company or the Company Subsidiaries), or (C) indemnification obligations to officers and directors;

(vi) powers of attorney authorizing the incurrence of a material obligation on the part of Company or the Company Subsidiaries;

(vii) agreements, contracts or commitments which limit or restrict (A) where Company or any of the Company Subsidiaries may conduct business, (B) the type or lines of business (current or future) in which they may engage, or (C) any acquisition of assets or stock (tangible or intangible) by Company or any of the Company Subsidiaries;

(viii) agreements, contracts or commitments, under which the aggregate payments or receipts for the past 12 months exceeded $250,000, containing any agreement with respect to a change of control of Company or any of the Company Subsidiaries;

(ix) agreements, contracts or commitments for the borrowing or lending of money, or the availability of credit (except credit extended by Company or any of the Company Subsidiaries to customers in the ordinary course of business and consistent with past practice);

(x) any hedging, option, derivative or other similar transaction and any foreign exchange position or contract for the exchange of currency; or

(xi) any agreement, contract or commitment otherwise required to be filed as an exhibit to a periodic report under the Exchange Act, as provided by Rule 601 of Regulation S-K promulgated under the Exchange Act.

Notwithstanding the foregoing, Schedule 3.15 shall not include any agreements or contracts with respect to proprietary customer and sales information including the identity of and information regarding distributors, resellers, partners and end users and information regarding sales dollars, sales volumes and product revenues not publicly available. Each contract, agreement or commitment of the type described in this Section 3.15 is referred to herein as a “Company Contract” and each such Company Contract identified in Section 3.15(a)(i) through Section 3.15(a)(xi) is identified by name and date on Schedule 3.15(a) to the Company Disclosure Statement.

(b) Neither Company nor any of the Company Subsidiaries, nor to the knowledge of Company any other party to a Company Contract, has breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, (nor does there exist any condition under which, with the passage of time or the giving of notice or both, could reasonably be expected to cause such a breach, violation or default under), any Company Contract, other than any breaches, violations or defaults which have not had, or could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Each Company Contract is a valid, binding and enforceable obligation of Company and to the knowledge of Company, of the other party or parties thereto, in accordance with its terms, and in full force and effect, except where the failure to be valid, binding, enforceable and in full force and effect has not had, or could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and to the extent enforcement may be limited by applicable bankruptcy, insolvency, moratorium or other laws affecting the enforcement of creditors’ rights governing or by general principles of equity.

(d) An accurate and complete copy of each Company Contract (other than agreements or contracts with respect to technology related information that is not publicly available) has been made available (including via EDGAR) to Parent.

3.16 Labor Matters; Employment and Labor Contracts.

(a) None of Company or any of the Company Subsidiaries is a party to any union contract or other collective bargaining agreement, nor to the knowledge of Company or any of the Company Subsidiaries are there any activities or proceedings of any labor union to organize any of its employees. Each of Company and the Company Subsidiaries is in compliance with all applicable (i) laws, regulations and agreements respecting employment and employment practices and (ii) occupational health and safety requirements, except in each case for those failures to comply which, individually or in the aggregate, have not had, or could reasonably be expected to have, a Company Material Adverse Effect.

(b) There is no labor strike, slowdown or stoppage pending (or any labor strike or stoppage threatened) against Company or any of the Company Subsidiaries. No petition for certification has been filed and is pending before the National Labor Relations Board with respect to any employees of Company or any of the Company Subsidiaries who are not currently organized. Neither Company nor any of the Company Subsidiaries has any obligations under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that have not had, or could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no controversies pending or, to the knowledge of Company or any of the Company Subsidiaries, threatened, between Company or any of the Company Subsidiaries and any of their respective employees, which controversies have had, or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The employment of each of the employees of Company and each Company Subsidiary is “at will” (except for non-U.S. employees) and Company and each Company Subsidiary does not have any obligation to provide any particular form or period of notice (except as otherwise required by applicable law) prior to terminating the employment of any of their respective employees. Neither Company nor any Company Subsidiary is currently engaged, or has ever engaged in, any arrangement whereby it leases employees or other service providers from another Person.

3.17 Intellectual Property Rights.

(a) To the knowledge of Company, Company and the Company Subsidiaries own or have the right to use all intellectual property used to conduct their respective businesses (such intellectual property and the rights thereto are collectively referred to herein as the “Company IP Rights”) except where failure to have such right would not create a Company Material Adverse Effect. No royalties or other payments are payable to any Person with respect to commercialization of any products presently sold or under development by Company or the Company Subsidiaries.

(b) Except as has not had, or could not reasonably be expected to have, a Company Material Adverse Effect, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not (i) constitute a breach of any instrument or agreement governing any Company IP Rights, (ii) cause the modification of any term of any license or agreement relating to any Company IP Rights including but not limited to the modification of the effective rate of any royalties or other payments provided for in any such license or agreement, (iii) cause the forfeiture or termination of any Company IP Rights, (iv) give rise to a right of forfeiture or termination of any Company IP Rights or (v) impair the right of Company or the Surviving Corporation to use, sell or license any Company IP Rights or portion thereof.

(c) Neither the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by Company or any of the Company Subsidiaries (i) violates in any material respect any license or agreement between Company or any of the Company Subsidiaries and any third party or (ii) to the knowledge of Company, infringes in any material respect any patents or other intellectual property rights of any other party; and there is no pending or, to the knowledge of Company, threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any Company IP Rights, or asserting that any Company IP Rights or the proposed use, sale, license or disposition thereof, or the manufacture, use or sale of any Company products, conflicts or will conflict with the rights of any other party.

(d) Schedule 3.17(d) of the Company Disclosure Statement lists all patents, trade names, registered trademarks and service marks, and applications for any of the foregoing owned or possessed by Company or any of the Company Subsidiaries and true and complete copies of such materials have been made available to Parent.

(e) Company has provided to Parent a true and complete copy of its standard form of employee confidentiality agreement and Company has used its commercially reasonable efforts to cause all employees of Company and the Company Subsidiaries to execute such an agreement. Company has taken all commercially reasonably necessary steps to ensure that all consultants or third parties with access to material proprietary information of Company have executed appropriate non-disclosure agreements that adequately protect the Company IP Rights.

Company has taken all commercially reasonably necessary steps to ensure that Company’s and the Company Subsidiaries’ material source codes and material trade secrets have not been used, distributed or otherwise commercially exploited under circumstances which would cause the loss of copyright prior to the statutory expiration date or the loss of trade secret status.

(f) To the knowledge of Company, none of the employees or consultants of Company or any of the Company Subsidiaries is obligated under any contract, covenant or other agreement or commitment of any nature, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of such employee’s or consultant’s best efforts to promote the interests of Company and the Company Subsidiaries or that would conflict with the business of Company as presently conducted or proposed to be conducted. Neither Company nor any of the Company Subsidiaries has entered into any agreement to indemnify any other Person, including but not limited to any employee or consultant of Company or any of the Company Subsidiaries, against any charge of infringement, misappropriation or misuse of any intellectual property, other than indemnification provisions contained in purchase orders, customer agreements, reseller agreements or distribution agreements, arising in the ordinary course of business. All current and former employees and consultants of Company or any of the Company Subsidiaries have signed valid and enforceable written assignments to Company or the Company Subsidiaries of any and all rights or claims in any intellectual property that any such employee or consultant has or may have by reason of any contribution, participation or other role in the development, conception, creation, reduction to practice or authorship of any invention, innovation, development or work of authorship or any other intellectual property that is used in the business of Company, and Company and the Company Subsidiaries possess signed copies of all such written assignments by such employees and consultants except where failure to obtain such assignments would not have a Company Material Adverse Effect. With respect to assignments of patents or application for patents, Company and the Company Subsidiaries possess signed copies of assignments from the inventors of the intellectual property covered by the patents and applications.

3.18 Taxes.

(a) For the purposes of this Agreement, “Tax” or “Taxes” refers to any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income (gross or net), profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations imposed by law for the Taxes of another Person, including under Treasury Regulations Section 1.1502-6 and analogous provisions of foreign, state and local law, and including any liability for taxes of a predecessor entity or by virtue of being a transferee of any other Person. For purposes of this Agreement, “Tax Return” or “Tax Returns” refers to all federal, state and local and foreign returns, schedules, estimates, information statements and reports relating to Taxes.

(b) Company and each of the Company Subsidiaries have filed all material Tax Returns required to be filed by them, and all such Tax Returns are true, correct, and complete except with respect to immaterial items. Company and each of the Company Subsidiaries have paid (or Company has paid on behalf of each of the Company Subsidiaries) all Taxes due and payable as shown on such Tax Returns. True and correct copies of all Tax Returns filed by Company and the Company Subsidiaries for the period beginning July 1, 2000 through the date hereof have been provided to Parent. The most recent financial statements contained in the Company SEC Reports reflect an adequate reserve (which reserves were established in accordance with GAAP) for the payment of all Taxes of Company and the Company Subsidiaries, accrued through the date of such financial statements. No deficiencies for any Taxes have been proposed, asserted or assessed against Company or any of the Company Subsidiaries, other than deficiencies that are reflected by reserves maintained in accordance with GAAP and are being contested in good faith and by appropriate procedures.

(c) None of Company and the Company Subsidiaries (i) has received any notice that it is being audited by any taxing authority; (ii) has granted any presently operative waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax; (iii) has granted to any Person a power of attorney with respect to Taxes, which power of attorney will be in effect as of or following the Closing; (iv) has received an inquiry regarding the filing of Tax Returns from a jurisdiction where it is not presently filing Tax Returns; or (v) has availed itself of any Tax amnesty or similar relief in any taxing jurisdiction. All audits of federal, state, local and foreign Tax Returns by the relevant taxing authorities have been completed.

(d) None of Company and the Company Subsidiaries has assumed liability for the Taxes of another Person under any contract, agreement, arrangement or course of dealing. None of the Company and the Company Subsidiaries are, or will be after the Effective Time, bound by any tax sharing agreement (including any indemnity arrangements) or similar arrangements.

(e) There is no lien for Taxes on any of the assets of Company or any of the Company Subsidiaries, except for inchoate liens for Taxes not yet due and payable.

(f) No payment or other benefit, and no acceleration of the vesting of any options, payments or other benefits, will be, as a direct or indirect result of the transactions contemplated by this Agreement, an “excess parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code and the regulations thereunder (and any comparable provisions of state, local or foreign tax law). All compensation payable to any employee of the Company or any Company Subsidiary is deductible under Section 162(m) of the Code (and any comparable provisions of state, local or foreign tax law).

(g) Company and each of the Company Subsidiaries have properly withheld on all amounts paid to consultants or employees, or to Persons located outside the United States and have paid over all such amounts to the appropriate taxing authorities.

(h) Company has not been a party to a transaction intended to qualify under Section 355 of the Code (whether as distributing or distributed company) within the last five years.

(i) All material elections with respect to Taxes affecting the Company or any Company Subsidiary or any asset owned by the Company or any Company Subsidiary as of the date of this Agreement are set forth on Schedule 3.18(i) of the Company Disclosure Statement. Neither the Company nor any Company Subsidiary has: (i) agreed to or is required to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (ii) acquired or owns any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code; (iii) made, and will not make, a consent dividend election under Section 565 of the Code; (iv) elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code; or (v) made any of the foregoing elections and is required to apply any of the foregoing rules under any comparable state or local Tax provision.

(j) Neither the Company nor any Company Subsidiary (i) is a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or contract which is treated as a partnership for Tax purposes, (ii) owns a single member limited liability company or other entity which is treated as a disregarded entity, (iii) is a stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code or a “passive foreign investment company” as defined in Section 1297 of the Code (or any similar provision of state, local or foreign Tax law), or (iv) is a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign Tax law).

(k) Neither Company nor any of its Subsidiaries is or has been a member of an affiliated group of corporations filing a consolidated federal income tax return (or a group of corporations filing a consolidated, combined or unitary income tax return under comparable provisions of state, local or foreign tax law) other than a group the common parent of which is or was Company.

3.19 Employee Benefit Plans; ERISA.

(a) Schedule 3.19(a) of the Company Disclosure Statement lists all (i) “employee pension benefit plans” as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (“Pension Plans”); (ii) “welfare benefit plans” as defined in Section 3(1) of ERISA (“Welfare Plans”); (iii) stock bonus, stock option, restricted stock, phantom stock, stock appreciation right, stock purchase or other equity compensation plan; bonus, profit-sharing plan or other incentive plan; deferred compensation arrangement; severance plan; holiday or vacation plan; retirement or supplemental retirement plan; sabbatical program; medical, heath-related, life or other insurance plan; relocation arrangement; cafeteria (Code Section 125) or dependent care (Code Section 129) benefit; or any other fringe benefit program; and (iv) other employee benefit or compensation plan, agreement (including individual agreement), program, policy or arrangement covering employees, directors and consultants of the Company, any Company Subsidiary any of its or their Company ERISA Affiliates (as hereinafter defined) that either is maintained or contributed to by Company or any of the Company Subsidiaries or any of their Company ERISA Affiliates or to which Company or any of the Company Subsidiaries or any of their Company ERISA Affiliates is obligated to make payments or otherwise may have any liability (collectively, the “Company Employee Benefit Plans”) with respect to employees or other service-providers or former employees or other service-providers of Company, the Company Subsidiaries, or any of their ERISA Affiliates. For purposes of this Agreement, “Company ERISA Affiliate” shall mean any person (as defined in Section 3(9) of ERISA) that is or has been a member of any group of persons described in Section 414(b), (c), (m) or (o) of the Code, including without limitation Company or any of the Company Subsidiaries.

(b) Company and each of the Company Subsidiaries, and each of the Company Employee Benefit Plans, are in compliance with, has performed all obligations required under, and is not subject to liability under, the applicable provisions of ERISA, the Code and other applicable laws, and with the terms of each Company Employee Benefit Plan, except where the failure to comply or the incurrence of the liability has not had, or could not reasonably be expected to have, individually or in the aggregate a Company Material Adverse Effect. Each Company Employee Benefit Plan can be amended, terminated or otherwise discontinued at or after the Effective Time in accordance with its terms, without liability to Parent or the Surviving Corporation, and no Company Employee Benefit Plan will be subject to any surrender fees or service fees upon termination other than the normal and reasonable administrative fees associated with the termination of benefit plans.

(c) All contributions to, and payments from, the Pension Plans which are required to have been made in accordance with the Pension Plans have been timely made, and timely deposits of employee contributions have been made, except where the failure to make such contributions or payments on a timely basis has not had, or could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) To the knowledge of Company, all of Company’s Pension Plans and Company’s Subsidiaries’ Pension Plans intended to qualify under Section 401 of the Code so qualify, and no event has occurred and no condition exists with respect to the form or operation of such Pension Plans which would cause the loss of such qualification or the imposition of any material liability, penalty or tax under ERISA or the Code, except for such operational failures as have not had, or could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) To the knowledge of Company, there are no (i) investigations pending by any governmental entity involving the Company Employee Benefit Plans, nor (ii) pending or threatened claims (other than routine claims for benefits), suits or proceedings against any Company Employee Benefit Plans, against the assets of any of the trusts under any Company Employee Benefit Plans or, against any fiduciary of any Company Employee Benefit Plans or against Company, any Company Subsidiary or any of its or their Company ERISA Affiliates with respect to the operation of such plan or asserting any rights or claims to benefits under any Company Employee Benefit Plans or against the assets of any trust under such plan, except for those which would not, individually or in the aggregate, give rise to any liability which has had, or could reasonably be expected to have, a Company Material Adverse Effect. To the knowledge of Company, there are no facts which would give rise to any liability under this Section 3.19(e) except for those which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect in the event of any such investigation, claim, suit or proceeding.

(f) None of Company, any of the Company Subsidiaries nor any employee of the foregoing, nor any trustee, administrator, other fiduciary or any other “party in interest” or “disqualified person” with respect to the Pension Plans or Welfare Plans, has engaged in a “prohibited transaction” (as such term is defined in Section 4975 of the Code or Section 406 of ERISA) other than such transactions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(g) None of Company, any of the Company Subsidiaries, or any of their Company ERISA Affiliates maintains or contributes to, nor have they ever maintained or contributed to, any pension plan subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA.

(h) Neither Company nor any Subsidiary of Company nor any Company ERISA Affiliate has incurred any material liability under Title IV of ERISA or under Code Section 4.13 that has not been satisfied in full.

(i) Neither Company, any of the Company Subsidiaries nor any of their Company ERISA Affiliates has any material liability (including any contingent liability under Section 4204 of ERISA) with respect to any multiemployer plan, within the meaning of Section 3(37) of ERISA, or any multiple employer plan, within the meaning of Code Section 413(c).

(j) With respect to each of the Company Employee Benefit Plans, true, correct and complete copies of the following documents have been made available to Parent: (i) the plan document and any related trust agreement, including amendments thereto, (ii) any current summary plan descriptions and other material communications to participants relating to the Company Employee Benefit Plans, (iii) the three most recent Forms 5500, if applicable, and (iv) the most recent United States Internal Revenue Service (“IRS”) determination letter, if applicable. Company or any Company Subsidiary has timely filed and delivered or made available to Parent the three most recent annual reports (Form 5500) and all schedules attached thereto for each Company Employee Benefit Plan that is subject to ERISA and Code reporting requirements, and all material communications with participants, the IRS, the U.S. Department of Labor, or any other governmental authority, administrators, trustees, beneficiaries and alternate payees relating to any Company Employee Benefit Plan.

(k) None of the Welfare Plans maintained by Company or any of the Company Subsidiaries provides for continuing benefits or coverage for any participant or any beneficiary of a participant following termination of employment, except as may be required under COBRA, or except at the expense of the participant or the participant’s beneficiary. Company and each of the Company Subsidiaries which maintain a “group health plan” within the meaning of Section 5000(b)(1) of the Code have complied with the notice and continuation requirements of Section 4980B of the Code, COBRA, Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder except where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(l) No liability under any Pension Benefit Plan or Welfare Plan has been funded or self-insured nor has any such obligation been satisfied with the purchase of a contract from an insurance company as to which Company or any of the Company Subsidiaries has received notice that such insurance company is in rehabilitation or a comparable proceeding.

(m) Neither the consummation of the transactions contemplated by this Agreement, nor any termination of employment or any other service relationship, will result in an increase in the amount of compensation or benefits or accelerate the vesting or timing of payment of any benefits or compensation payable to or in respect of any employee, director or consultant of Company or any of the Company Subsidiaries. There has been no amendment to, written interpretation or announcement (whether or not written) by Company, any Company Subsidiary or other Company ERISA Affiliate relating to, or change in participation or coverage under, any Company Employee Benefit Plan which would materially increase the expense of maintaining such Company Employee Benefit Plan above the level of expense incurred with respect to such Company Employee Benefit Plan for the most recent fiscal year included in the Company Financial Statements.

(n) Schedule 3.19(n) of the Company Disclosure Statement lists each Company Foreign Plan (as hereinafter defined). For purposes hereof, the term “Company Foreign Plan” shall mean any material plan, program, policy, arrangement or agreement maintained or contributed to by, or entered into with, Company or any Subsidiary with respect to employees (or former employees) employed outside the United States to the extent the benefits provided thereunder are not mandated by the laws of the applicable foreign jurisdiction. As regards each Company Foreign Plan, (i) such Company Foreign Plan is in material compliance with the provisions of the legal requirements of each jurisdiction in which such Company Foreign Plan is being maintained; (ii) all contributions to, and material payments from, a Company Foreign Plan which have been required under applicable law or the terms of such plan to be made have been timely made or shall be timely made by the Closing Date (and are reflected as an accrued liability on the Company Balance Sheet); (iii) Company, each Company Subsidiary and any of its or their Company ERISA Affiliates have materially complied with all applicable reporting and notice requirements applicable to such Company Foreign Plan; (iv) there are no pending investigations by any governmental body involving the Company Foreign Plans, and no pending claims, suits or proceedings against such Company Foreign Plan (other than claims for benefits payable in the normal operation of such plan); (v) the consummation of the transactions contemplated by this Agreement will not itself create or otherwise result in any liability with respect to such Company Foreign Plan; and (vi) no condition exists that would prevent Company, any Company Subsidiary, or any of its or their Company ERISA Affiliates from terminating or amending any Company Foreign Plan at any time for any reason in accordance with the terms of each such Company Foreign Plan without the payment of fees, costs or expenses (other than payment of benefits accrued on the Balance Sheet and any normal and reasonable administrative expenses typically incurred in a termination event).

(o) To the knowledge of the Company and recognizing that applicable Treasury Regulations have not been promulgated as of the date of this Agreement, (i) no Company Employee Benefit Plan is a nonqualified deferred compensation plan within the meaning of Section 409A(d)(1) of the Code (each such Employee Plan, a “Deferred Compensation Plan”); (ii) each Deferred Compensation Plan satisfies the requirements to avoid the consequences set forth in Section 409A(a)(1) of the Code; and (iii) neither the Company nor any of its Affiliates has (i) since October 4, 2004, granted to any person an interest in any Deferred Compensation Plan which interest has been or, upon the lapse of a substantial risk of forfeiture with respect to such interest, will be subject to the additional tax (including interest) imposed by Section 409A(a)(1)(B) or (b)(4)(A) of the Code, or (ii) granted to any person an interest in any Deferred Compensation Plan which interest has or will, because of the lapse of a substantial risk of forfeiture with respect to such interest after December 31, 2004 or because such interest is earned after December 31, 2004, be subject to the Tax imposed by Section 409A(a)(1)(B) or (b)(4)(A) of the Code, or (iii) since October 4, 2004, modified the terms of any Deferred Compensation Plan in a manner that could cause an interest previously granted under such plan to become subject to the additional tax (including interest) imposed by Section 409A(a)(1)(B) or (b)(4) of the Code.

(p) Company and each Company Subsidiary is in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (“WARN Act”), or any similar state or local law. In the past two years, (i) neither Company nor any Company Subsidiary has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business; (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of Company and Company Subsidiaries; and (iii) neither Company nor any Company Subsidiary has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation. Neither Company nor any Company Subsidiary has caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the 90 day period prior to the effective date of this Agreement.

3.20 Environmental Matters.

(a) Except for such cases that, individually or in the aggregate, have not and would not reasonably be expected to have a Company Material Adverse Effect, no underground storage tanks and no amount of any substance that has been designated by any Government Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws which term shall not include office and janitorial supplies (insofar as they are stored or used in the ordinary course of business) (a “Hazardous Material”), are present, as a result of the actions of Company or any of the Company Subsidiaries or, to the knowledge of Company, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Company or any of the Company Subsidiaries has at any time owned, operated, occupied or leased.

(b) Except for such cases that, individually or in the aggregate, have not and would not reasonably be expected to have a Company Material Adverse Effect, neither Company nor any of the Company Subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, nor has Company or any of the Company Subsidiaries disposed of, transported, sold, used, released, exposed its employees or others to or manufactured any product containing a Hazardous Material (collectively “Hazardous Materials Activities”) in violation of any rule, regulation, treaty or statute promulgated by any Government Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

(c) Company and the Company Subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the “Company Environmental Permits”) necessary for the conduct of Company’s and the Company Subsidiaries’ Hazardous Material Activities and other businesses of Company and the Company Subsidiaries as such activities and businesses are currently being conducted. To the knowledge of Company, there are no facts or circumstances indicating that any Company Environmental Permit will or may be revoked, suspended, canceled or not renewed. All appropriate action in connection with the renewal or extension of any Company Environmental Permit has been taken.

(d) No material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the knowledge of Company, threatened concerning any Company Environmental Permit, Hazardous Material or any Hazardous Materials Activity of Company or any of the Company Subsidiaries. Company does not have knowledge of any fact or circumstance which could involve Company or any of the Company Subsidiaries in any environmental litigation reasonably expected to have a Company Material Adverse Effect. Company and the Company Subsidiaries have not received notice, nor to the knowledge of Company is there a threatened notice, that Company or the Company Subsidiaries are responsible, or potentially responsible, for the investigation, remediation, clean-up, or similar action at property presently or formerly used by Company or any of the Company Subsidiaries for recycling, disposal, or handling of waste.

3.21 Officer’s Certificate as to Tax Matters. Company does not have knowledge of any reason why the Merger will fail to qualify as a reorganization under the provisions of Section 368(a) of the Code. Company knows of no reason why it will be unable to deliver to Heller Ehrman LLP and Boult, Cummings, Conners & Berry, PLC prior to (i) the filing of the Registration Statement (as hereinafter defined) and (ii) the Closing, an Officer’s Certificate in form sufficient to enable each such counsel to render the opinions required by Section 6.4.

3.22 Affiliates. Schedule 3.22 to the Company Disclosure Statement identifies all persons who to the knowledge of Company may be deemed to be “affiliates” of Company for purposes of Rule 145 under the Securities Act (“Affiliates”).

3.23 Finders or Brokers. Except for Raymond James & Associates, Inc. whose fees are listed on Schedule 3.23 of Company Disclosure Statement, neither Company nor any of the Company Subsidiaries has employed any investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to a fee or any commission the receipt of which is conditioned upon consummation of the Merger.

3.24 Registration Statement; Proxy Statement/Prospectus. The information supplied by Company for inclusion or incorporation by reference in the Registration Statement on Form S-4 registering the Parent Common Stock to be issued in connection with the Merger (the “Registration Statement”) as it relates to Company, at the time the Registration Statement is declared effective by the SEC, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by Company for inclusion in the proxy statement/prospectus to be sent to the stockholders of Company (such proxy statement/prospectus, as amended and supplemented, is referred to herein as the “Company Proxy Statement/Prospectus”) and for inclusion in the proxy statement to be sent to the stockholders of Parent (the “Parent Proxy Statement”), at the date the Company Proxy Statement/Prospectus is first mailed to stockholders of Company and at the date the Parent Proxy Statement is first mailed to stockholders of Parent, at the time of the Company Special Meeting and Parent Special Meeting and at the Effective Time will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time any event with respect to Company or any of the Company Subsidiaries shall occur which is required to be described in the Company Proxy Statement/Prospectus, such event shall be so described, and an amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of Company.

3.25 Title to Property. Company and the Company Subsidiaries have good and valid title to all of their respective properties, interests in properties and assets, real and personal, reflected in the Company Balance Sheet or acquired after the Reference Date, and have valid leasehold interests in all leased properties and assets, in each case free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (i) liens for current taxes not yet due and payable, (ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties, (iii) liens securing debt reflected on the Company Balance Sheet, (iv) liens recorded pursuant to any Environmental Law or (v) liens or failures to have good and valid title which have not had, or could not reasonably be expected to have, individually or in the aggregate a Company Material Adverse Effect. Schedule 3.25 of the Company Disclosure Statement identifies each parcel of real property owned or leased by Company or any of the Company Subsidiaries.

3.26 No Existing Discussions. As of the date hereof, neither Company nor any of its representatives is engaged, directly or indirectly, in any discussions or negotiations with any other Person relating to any Acquisition Proposal (as defined in Section 5.3(c)).

3.27 Company Rights Plan. The Company Rights Plan has expired by its terms.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUB

Parent and Merger Sub make to Company the representations and warranties contained in this Article IV, in each case subject to the exceptions set forth in the disclosure statement dated as of the date hereof (the “Parent Disclosure Statement”). The Parent Disclosure Statement shall be arranged in schedules corresponding to the numbered and lettered Sections of this Article IV, and the disclosure in any schedule of the Parent Disclosure Statement shall qualify only the corresponding Section of this Article IV.

4.1 Organization, Etc.

(a) Each of Parent and its Subsidiaries, all of which are listed on Schedule 4.1(b) of the Parent Disclosure Statement (the “Parent Subsidiaries”), and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority or qualification has not had, or could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each Parent Subsidiary are duly qualified as a foreign Person to do business, and are each in good standing, in each jurisdiction where the character of its owned or leased properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing has not had, or could not reasonably be expected to have, individually and in the aggregate, a Parent Material Adverse Effect.

For the purposes of this Agreement, “Parent Material Adverse Effect” means any change, effect or circumstance that, individually or when taken together with all other such similar or related changes, effects or circumstances that have occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect (i) is materially adverse to the business, financial condition, results of operations, or assets and liabilities, taken as a whole, of Parent, including the Parent Subsidiaries, or (ii) would reasonably be expected to prevent the Parent from consummating the Merger or any of the transactions contemplated by the Agreement or to perform any of its obligations under the Agreement before the Effective Time. Notwithstanding the foregoing, with respect to item (i) above, none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect: (A) any adverse change, event or effect arising from or relating to general business or economic conditions; (B) any adverse change, event or effect relating to or affecting the computer security industry generally, which does not disproportionately affect Parent; and (C) any adverse change, event or effect arising from or relating to the announcement or pendency of the Merger.

(b) Neither Parent, the Parent Subsidiaries or Merger Sub is in violation of any provision of its certificate of incorporation, bylaws or other charter documents. Schedule 4.1(b) of the Parent Disclosure Statement sets forth (i) the full name of each Parent Subsidiary and any other entity in which Parent has a significant equity interest, its capitalization and the ownership interest of Parent and each other Person (if any) therein, (ii) the jurisdiction in which each such Parent Subsidiary is organized, (iii) each jurisdiction in which Parent and each of the Parent Subsidiaries is qualified to do business as a foreign Person, and (iv) the names of the current directors and officers of Parent and of each Parent Subsidiary. Parent has made available to Company accurate and complete copies of the certificate of incorporation, bylaws and any other charter documents, as currently in effect, of Parent and each of the Parent Subsidiaries.

4.2 Authority Relative to This Agreement. Each of Parent and Merger Sub has full corporate power and authority to (i) execute and deliver this Agreement and (ii) assuming the approval of the issuance of the Parent Common Stock in connection with the Merger and issuance of the shares pursuant to the Financing Transaction by at least a majority of the shares of Parent Common Stock present in person or represented by proxy and entitled to vote at the Parent Special Meeting or any adjournment or postponement thereof in accordance with Delaware law, to consummate the Merger and the other transactions contemplated hereby. The execution and delivery of the Agreement, and the consummation of the Merger and the other transactions contemplated hereby have been duly and validly authorized by a unanimous vote of the board of directors of each of Parent and Merger Sub and no other corporate proceedings on the part of either Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated hereby (other than approval of the issuance of the shares in connection with the Merger and the Financing Transaction by at least a majority vote of the number of shares of Parent Common Stock entitled to vote represented at the Parent Special Meeting, or any adjournment or postponement thereof in accordance with Delaware law, at the time of the vote, and the adoption of this Agreement by Parent as sole stockholder of Merger Sub, which will occur immediately after the execution and delivery hereof). The Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery by Company, constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

4.3 No Violations, Etc. No filing with or notification to, and no permit, authorization, consent or approval of, any Government Entity is necessary on the part of either Parent or Merger Sub for the consummation by Parent or Merger Sub of the Merger or the other transactions contemplated hereby, except (i) for the filing of the Articles of Merger and Certificate of Merger as required by Florida Law and DGCL, (ii) for the filing with the SEC of, and the effectiveness of, the Registration Statement, (iii) for compliance with the applicable requirements of the Exchange Act, state securities or “blue sky” laws, state takeover laws and the listing requirements of Nasdaq, or (iv) where the failure to make such filing or notification or to obtain such permit, authorization, consent or approval has not had, or could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither the execution and delivery of the Agreement, nor the consummation of the Merger or the other transactions contemplated hereby, nor compliance by Parent and Merger Sub with all of the provisions hereof and thereof will, subject to approval of the issuance of the shares in connection with the Merger and Financing Transaction by at least a majority vote of the number of shares of Parent Common Stock entitled to vote represented at the Parent Special Meeting, or any adjournment or postponement thereof in accordance with Delaware law, at the time of the vote, and the adoption of this Agreement by parent as sole stockholder of Merger Sub, which will occur immediately after the execution and delivery hereof, (i) conflict with or result in any breach of any provision of the certificate of incorporation, bylaws or other charter documents of Parent or any Parent Subsidiary, (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any Parent Subsidiary, or by which any of their properties or assets may be bound, or (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or result in any material change in, or give rise to any right of termination, cancellation, acceleration, redemption or repurchase under, any of the terms, conditions or provisions of any Parent Contract (as defined below), except in the case of clauses (ii) or (iii), for any violation, breach or default that has not had, or could not reasonably be expected to have, a Parent Material Adverse Effect.

4.4 Board Approval. The board of directors of Parent has (i) approved and adopted the Agreement, (ii) determined that this Agreement is fair to and in the best interests of the stockholders of Parent, (iii) resolved to recommend the issuance of shares of Parent Common Stock pursuant to this Agreement to the stockholders of Company, and (iv) approved this Agreement such that the restrictions on business combinations with interested stockholders under Section 203(a) of the DGCL are not applicable to this Agreement or the transactions contemplated hereby. The board of directors of Merger Sub has approved and adopted this Agreement and determined that this Agreement is fair to and in the best interests of its stockholder.

4.5 Fairness Opinion. Parent’s Board of Directors has received the written opinion of its financial advisor, Citigroup Global Markets Inc., prior to or concurrently with the execution of this Agreement, to the effect that the Merger Consideration is fair to Parent from a financial point of view, and has provided a copy of such opinion to Company.

4.6 Capitalization.

(a) The authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock and 2,000,000 shares of Preferred Stock, $0.01 par value (“Parent Preferred Stock”). As of August 15, 2005, there were (i) 36,631,748 shares of Parent Common Stock outstanding, (ii) no shares of Parent Series Preferred Stock, outstanding, and (iii) no treasury shares. The authorized capital stock of Merger Sub consists of 1000 shares of Merger Sub Common Stock, $0.01 par value. As of the date hereof, there were (i) 1000 shares of Merger Sub Common Stock outstanding, all of which are held of record and beneficially by Parent and (ii) no treasury shares. Merger Sub was formed for the purpose of consummating the Merger and has no material assets or liabilities, except as necessary for such purpose.

(b) Except for the stock options of Parent outstanding immediately prior to the Effective Time under the Parent Stock Plans (as defined below) (the “Parent Options”), and except for shares of capital stock that may be issued pursuant to the exercise of any rights contained in the preferred stock or warrants to be issued in the Financing Transaction, there are no warrants, options, convertible securities, calls, rights, stock appreciation rights, preemptive rights, rights of first refusal, or agreements or commitments of any nature obligating Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests of Parent, or obligating Parent to grant, issue, extend, accelerate the vesting of, or enter into, any such warrant, option, convertible security, call, right, stock appreciation right, preemptive right, right of first refusal, agreement or commitment. For purposes of this Agreement, “Parent Stock Plans” means the Amended and Restated 1995 Omnibus Stock Plan, 2002 Stock Option Plan, Parent Purchase Plan, 1997 N2H2 Stock Option Plan and the 1999 N2H2 Stock Option Plan. To the knowledge of Parent, except for the Parent Voting Agreements, there are no voting trusts, proxies or other agreements or understandings with respect to the capital stock of the Parent. For purposes of this Agreement, “to the knowledge of Parent,” or words of similar import, shall mean the actual knowledge of executive officers and directors of Parent and such other Persons set forth on Schedule 4.6(b) of the Parent Disclosure Statement.

(c) True and complete copies of each Parent Stock Plan and the Parent Rights Plan, and of the forms of all agreements and instruments relating to or issued under each thereof, have been made available to Company. Such agreements, instruments, and forms have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement any such agreements, instruments or forms.

4.7 SEC Filings. Since January 1, 2002, Parent has filed with the SEC all required forms, reports, registration statements and documents required to be filed by it with the SEC (collectively, all such forms, reports, registration statements and documents filed after January 1, 2002 are referred to herein as the “Parent SEC Reports”). All of the Parent SEC Reports complied as to form, when filed, in all material respects with the applicable provisions of the Securities Act and the Exchange Act. Accurate and complete copies of the Parent SEC reports have been made available (including via EDGAR) to Company. As of their respective dates the Parent SEC Reports (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To the knowledge of Parent and except as disclosed in Parent SEC Reports, since January 1, 2002, each director and executive officer of Parent and each such Persons’ affiliates have complied with all filing requirements under Section 13 and Section 16(a) of the Exchange Act.

4.8 Compliance with Laws. Neither Parent nor any Parent Subsidiary has violated or failed to comply with any statute, law, ordinance, rule or regulation (including, without limitation, relating to the export or import of goods or technology) of any foreign, federal, state or local government or any other governmental department or agency, except where any such violations or failures to comply have not had, or could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent, the Parent Subsidiaries and Merger Sub have all permits, licenses and franchises from governmental agencies required to conduct their businesses as now being conducted and as proposed to be conducted, except for those the absence of which has not had, or could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.9 Financial Statement; Controls. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports and each of the Parent Interim Financial Statements (the “Parent Financial Statements”), (x) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (y) fairly presented the consolidated financial position of Parent and the Parent Subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, consistent with the books and records of Parent, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount. The interim financial statements as of and for the quarter ended June 30, 2005, provided to the Company prior to the date hereof, are herein referred to as the “Parent Interim Financial Statements” and the balance sheet of Parent as of the Reference Date is herein referred to as the “Parent Balance Sheet.”

(b) The Parent maintains a system of internal controls sufficient to provide reasonable assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s authorization, and (iv) the recorded amount for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. There are no significant deficiencies or material weaknesses in the design or operation of the Parent’s internal controls, and Parent has not been informed by its independent auditors, accountants, consultants or others involved in the review of internal controls that any such significant deficiencies or material weaknesses exist, which could adversely affect the Parent’s ability to record, process, summarize and report financial data. There is no fraud in connection with the Financial Statements, whether or not material, that involves management or other employees who have a significant role in the Parent’s internal controls.

4.10 Absence of Undisclosed Liabilities. Neither Parent, nor any of the Parent Subsidiaries or the entities listed on Schedule 4.1(b) has any liabilities (absolute, accrued, contingent or otherwise) other than (i) liabilities included in the Parent Balance Sheet and the related notes to the financial statements, (ii) liabilities of a nature not required to be disclosed on a balance sheet or in the notes to the consolidated financial statements prepared in accordance with GAAP, (iii) normal or recurring liabilities incurred since June 30, 2005 in the ordinary course of business consistent with past practice which, individually or in the aggregate, would not be reasonably likely to have a Parent Material Adverse Effect, and (iv) liabilities under this Agreement.

4.11 Absence of Changes or Events. Except as contemplated by this Agreement, since June 30, 2005, no state of facts, change, event or effect that has had or could reasonably be expected to have a Parent Material Adverse Effect has occurred and, in addition, Parent, the Parent Subsidiaries and the entities listed on Schedule 4.1(b) have not, directly or indirectly:

(a) purchased, otherwise acquired, or agreed to purchase or otherwise acquire, any shares of capital stock of Parent, or declared, set aside or paid any dividend or otherwise made a distribution (whether in cash, stock or property or any combination thereof) in respect of their capital stock (other than dividends or other distributions payable solely to Parent or a wholly-owned Subsidiary of Parent);

(b) authorized for issuance, issued, sold, delivered, granted or issued any options, warrants, calls, subscriptions or other rights for, or otherwise agreed or committed to issue, sell or deliver any shares of any class of capital stock of Parent or any securities convertible into or exchangeable or exercisable for shares of any class of capital stock of Parent, other than pursuant to and in accordance with the Parent Stock Plans;

(c) (i) created or incurred any indebtedness for borrowed money exceeding $200,000 in the aggregate, (ii) assumed, guaranteed, endorsed or otherwise as an accommodation become responsible for the obligations of any other individual, firm or corporation, made any loans or advances to any other individual, firm or corporation exceeding $200,000 in the aggregate, or (iii) entered into any oral or written material agreement or any material commitment or transaction or incurred any liabilities material to Parent taken as a whole, or involving in excess of $500,000;

(d) instituted any material change in accounting methods, principles or practices other than as required by GAAP or the rules and regulations promulgated by the SEC and disclosed in the notes to the Parent Financial Statements;

(e) revalued any assets, including without limitation, writing down the value of inventory or writing off notes or accounts receivable in excess in each case of an amount equal to $200,000 plus amounts previously reserved as reflected in the Parent Balance Sheet;

(f) suffered any damage, destruction or loss, whether covered by insurance or not, except for such as would not, individually and in the aggregate exceed $200,000;

(g) (i) increased in any manner the compensation of any of its directors, officers or, other than in the ordinary course of business and consistent with past practice, non-officer employees, (ii) granted any severance or termination pay to any Person other than in the ordinary course of business and consistent with past practice; (iii) other than in the ordinary course of business consistent with past practice, entered into any oral or written employment, consulting, indemnification or severance agreement with any Person; (iv) other than as required by law, adopted, become obligated under, or amended any employee benefit plan, program or arrangement; or (v) repriced any Parent Options;

(h) sold, transferred, leased, licensed, pledged, mortgaged, encumbered, or otherwise disposed of, or agreed to sell, transfer, lease, license, pledge, mortgage, encumber, or otherwise dispose of, any material properties (including intangibles, real, personal or mixed);

(i) amended its certificate of incorporation, bylaws, or any other charter document, or effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction; or

(j) made any capital expenditure in any calendar month which, when added to all other capital expenditures made by or on behalf of Parent in such calendar month resulted in such capital expenditures exceeding $200,000 in the aggregate;

(k) paid, discharged or satisfied any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities (including accounts payable) in the ordinary course of business and consistent with past practice, or collected, or accelerated the collection of, any amounts owed (including accounts receivable) other than their collection in the ordinary course of business;

(l) waived, released, assigned, settled or compromised any material claim or litigation, or commenced a lawsuit other than for the routine collection of bills; or

(m) agreed or proposed to do any of the things described in the preceding clauses (a) through (l) other than as expressly contemplated or provided for in this Agreement.

4.12 Capital Stock of Subsidiaries. Parent is directly or indirectly the record and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of the Parent Subsidiaries. All of such shares have been duly authorized and are validly issued, fully paid, nonassessable and free of preemptive rights with respect thereto and are owned by Parent free and clear of any claim, lien or encumbrance of any kind with respect thereto. There are no proxies or voting agreements with respect to such shares, and there are not any existing options, warrants, calls, subscriptions, or other rights or other agreements or commitments obligating Parent or any of the Parent Subsidiaries to issue, transfer or sell any shares of capital stock of any Subsidiary or any other securities convertible into, exercisable for, or evidencing the right to subscribe for any such shares. Parent does not directly or indirectly own any interest in any Person except the Parent Subsidiaries.

4.13 Litigation.

(a) There is no Action pending and, to the knowledge of Parent, there is not any private or governmental investigation, or any of the foregoing threatened against Parent, any of the Parent Subsidiaries, or any of their respective officers and directors (in their capacities as such), or involving any of their assets or capital stock, before any court, or governmental or regulatory authority or body, or arbitration tribunal, except for those Actions which, individually or in the aggregate, have not had, or could not reasonably be expected to have, a Parent Material Adverse Effect. There is no Action pending or, to the knowledge of Parent, threatened which in any manner challenges, seeks to, or is reasonably likely to prevent, enjoin, alter or delay the transactions contemplated by this Agreement.

(b) There is no outstanding judgment, order, writ, injunction or decree of any court, governmental or regulatory authority, body, or agency or arbitration tribunal in a proceeding to which Parent, any Parent Subsidiary, or any of their assets is or was a party, or by which Parent, any Parent Subsidiary, or any of their assets is bound.

4.14 Insurance. Schedule 4.14 of the Parent Disclosure Statement lists all insurance policies (including without limitation workers’ compensation insurance policies) covering the business, properties or assets of Parent, the premiums and coverages of such policies, and all claims in excess of $250,000 made against any such policies since January 1, 2002. All such policies are in effect, and true and complete copies of all such policies have been made available to Company. Parent has not received notice of the cancellation or threat of cancellation of any of such policy.

4.15 Contracts and Commitments.

(a) Except as filed as an exhibit to Parent’s SEC Reports, and except as contemplated by this Agreement, neither Parent, nor the Parent Subsidiaries, nor the entities listed on Schedule 4.1(b) is a party to or bound by any oral or written contract, obligation or commitment that is required to be filed as an exhibit to a periodic report under the Exchange Act (or will be required to be filed with the Parent’s next quarterly report on Form 10-Q), as provided by Rule 601 of Regulation S-K promulgated under the Exchange Act. Each contract, agreement or commitment filed as an exhibit to the Parent’s SEC Reports or required to be filed, as described in this Section 4.14 is referred to herein as a “Parent Contract.”

(b) Neither Parent nor any of the Parent Subsidiaries, nor to the knowledge of Parent any other party to a Parent Contract, has breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under (nor does there exist any condition under which, with the passage of time or the giving of notice, or both, could reasonably be expected to cause such a breach, violation or default under) any Parent Contract, other than any breaches, violations or defaults which have not had, or could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Each Parent Contract is a valid, binding and enforceable obligation of Parent and to the knowledge of Parent, of the other party or parties thereto, in accordance with its terms, and in full force and effect, except where the failure to be valid, binding, enforceable and in full force and effect has not had, or could not reasonably be expected to have, a Parent Material Adverse Effect and to the extent enforcement may be limited by applicable bankruptcy, insolvency, moratorium or other laws affecting the enforcement of creditors’ rights governing or by general principles of equity.

(d) An accurate and complete copy of each Parent Contract has been made available (including via EDGAR) to Parent.

4.16 Labor Matters; Employment and Labor Contracts.

(a) Parent is not party to any union contract or other collective bargaining agreement, nor to the knowledge of Parent are there any activities or proceedings of any labor union to organize any of its employees. Parent is in compliance with all applicable (i) laws, regulations and agreements respecting employment and employment practices and (ii) occupational health and safety requirements, except in each case for those failures to comply which, individually or in the aggregate, have not had, or could reasonably be expected to have, a Parent Material Adverse Effect.

(b) There is no labor strike, slowdown or stoppage pending (or any labor strike or stoppage threatened) against Parent. No petition for certification has been filed and is pending before the National Labor Relations Board with respect to any employees of Parent who are not currently organized. Parent has no obligations under COBRA, with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that have not had, or could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There are no controversies pending or, to the knowledge of Parent, threatened, between Parent and any of their respective employees, which controversies have had, or could reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The employment of each of the employees of Parent and each Parent Subsidiary is “at will” (except for non- U.S. employees located in a jurisdiction which that does not recognize the “at will” employment concept) and Parent and each Parent Subsidiary does not have any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees. Neither Parent nor any Parent Subsidiary is currently engaged, or has ever engaged in, any arrangement whereby it leases employees or other service providers from another Person.

4.17 Intellectual Property Rights.

(a) To the knowledge of Parent, Parent owns or has the right to use all intellectual property used to conduct its businesses (such intellectual property and the rights thereto are collectively referred to herein as the “Parent IP Rights”) except where failure to have such right would not create a Parent Material Adverse Effect. No royalties or other payments are payable to any Person with respect to commercialization of any products presently sold or under development by Parent.

(b) Except as has not had, or could not reasonably be expected to have, a Parent Material Adverse Effect, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not (i) constitute a breach of any instrument or agreement governing any Parent IP Rights, (ii) cause the modification of any term of any license or agreement relating to any Parent IP Rights including but not limited to the modification of the effective rate of any royalties or other payments provided for in any such license or agreement, (iii) cause the forfeiture or termination of any Parent IP Rights, or (iv) give rise to a right of forfeiture or termination of any Parent IP Rights.

(c) Neither the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by Parent (i) violates in any material respect any license or agreement between Parent and any third party or (ii) to the knowledge of Parent infringes in any material respect any patents or other intellectual property rights of any other party; and there is no pending or, to the knowledge of Parent, threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any Parent IP Rights, or asserting that any Parent IP Rights or the proposed use, sale, license or disposition thereof, or the manufacture, use or sale of any Parent products, conflicts or will conflict with the rights of any other party.

(d) Schedule 4.17(d) of the Parent Disclosure Statement lists all patents, trade names, registered trademarks and service marks, and applications for any of the foregoing owned or possessed by Parent or any of the Parent Subsidiaries and true and complete copies of such materials have been made available to Company.

(e) Parent has provided to Company a true and complete copy of its standard form of employee confidentiality agreement and Parent has used its commercially reasonable efforts to cause all employees of Parent to execute such an agreement. Parent has taken all commercially reasonably necessary steps to ensure that all consultants or third parties with access to material proprietary information of Parent have executed appropriate non-disclosure agreements that adequately protect the Parent IP Rights.

(f) Parent has taken all commercially reasonably necessary steps to ensure that Parent’s material source codes and material trade secrets have not been used, distributed or otherwise commercially exploited under circumstances which would cause the loss of copyright prior to the statutory expiration date or the loss of trade secret status.

(g) To the knowledge of Parent, none of the employees or consultants of Parent is obligated under any contract, covenant or other agreement or commitment of any nature, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of such employee’s or consultant’s best efforts to promote the interests of Parent or that would conflict with the business of Parent as presently conducted or proposed to be conducted. Parent has not entered into any agreement to indemnify any other Person, including but not limited to any employee or consultant of Parent, against any charge of infringement, misappropriation or misuse of any intellectual property, other than indemnification provisions contained in purchase orders, customer agreements, reseller agreements or distribution agreements, arising in the ordinary course of business. All current and former employees and consultants of Parent have signed valid and enforceable written assignments to Parent of any and all rights or claims in any intellectual property that any such employee or consultant has or may have by reason of any contribution, participation or other role in the development, conception, creation, reduction to practice or authorship of any invention, innovation, development or work of authorship or any other intellectual property that is used in the business of Parent, and Parent possesses signed copies of all such written assignments by such employees and consultants except where failure to obtain such assignments would not have a Parent Material Adverse Effect. With respect to assignments of patents or application for patents, Parent possesses signed copies of assignments from the inventors of the intellectual property covered by the patents and applications.

4.18 Taxes.

(a) Parent and each of the Parent Subsidiaries have filed all material Tax Returns required to be filed by them, and all such Tax Returns are true, correct, and complete except with respect to immaterial items. Parent and each of the Parent Subsidiaries have paid (or Parent has paid on behalf of each of the Parent Subsidiaries) all Taxes due and payable as shown on such Tax Returns. True and correct copies of all Tax Returns filed by Parent and the Parent Subsidiaries for the period beginning January 1, 2001 through the date hereof have been provided to Company. The most recent financial statements contained in the Parent SEC Reports reflect an adequate reserve (which reserves were established in accordance with GAAP) for the payment of all Taxes of Parent and the Parent Subsidiaries, accrued through the date of such financial statements. No deficiencies for any Taxes have been proposed, asserted or assessed against Parent or any of the Parent Subsidiaries, other than deficiencies that are reflected by reserves maintained in accordance with GAAP and are being contested in good faith and by appropriate procedures.

(b) None of Parent and the Parent Subsidiaries (i) has received any notice that it is being audited by any taxing authority; (ii) has granted any presently operative waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax; (iii) has granted to any Person a power of attorney with respect to Taxes, which power of attorney will be in effect as of or following the Closing; (iv) has received an inquiry regarding the filing of Tax Returns from a jurisdiction where it is not presently filing Tax Returns; or (v) has availed itself of any Tax amnesty or similar relief in any taxing jurisdiction. All audits of federal, state, local and foreign Tax Returns by the relevant taxing authorities have been completed.

(c) None of Parent and the Parent Subsidiaries has assumed liability for the Taxes of another Person under any contract, agreement, arrangement or course of dealing. None of the Parent and the Parent Subsidiaries are, or will be after the Effective Time, bound by any tax sharing agreement (including any indemnity arrangements) or similar arrangements.

(d) There is no lien for Taxes on any of the assets of Parent or any of the Parent Subsidiaries, except for inchoate liens for Taxes not yet due and payable.

(e) All compensation payable to any employee of the Parent or any Parent Subsidiary is deductible under Section 162(m) of the Code (and any comparable provisions of state, local or foreign tax law).

(f) Parent and each of the Parent Subsidiaries have properly withheld on all amounts paid to consultants or employees, or to Persons located outside the United States and have paid over all such amounts to the appropriate taxing authorities.

(g) Parent has not been a party to a transaction intended to qualify under Section 355 of the Code (whether as distributing or distributed company) within the last five years.

(h) All material elections with respect to Taxes affecting the Parent or any Parent Subsidiary or any asset owned by the Parent or any Parent Subsidiary as of the date of this Agreement are set forth on Schedule 4.18(h) of the Parent Disclosure Statement. Neither the Parent nor any Parent Subsidiary has: (i) agreed to or is required to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (ii) acquired or owns any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code; (iii) made, and will not make, a consent dividend election under Section 565 of the Code; (iv) elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code; or (v) made any of the foregoing elections and is required to apply any of the foregoing rules under any comparable state or local Tax provision.

(i) Neither the Parent nor any Parent Subsidiary (i) is a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or contract which is treated as a partnership for Tax purposes, (ii) owns a single member limited liability company or other entity which is treated as a disregarded entity, (iii) is a stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code or a “passive foreign investment company” as defined in Section 1297 of the Code (or any similar provision of state, local or foreign Tax law), or (iv) is a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign Tax law).

(j) Neither Parent nor any of its Subsidiaries is or has been a member of an affiliated group of corporations filing a consolidated federal income tax return (or a group of corporations filing a consolidated, combined or unitary income tax return under comparable provisions of state, local or foreign tax law) other than a group the common parent of which is or was Parent.

4.19 Employee Benefit Plans; ERISA.

(a) Schedule 4.19(a) of the Parent Disclosure Statement lists all of Parent’s (i) Pension Plans; (ii) Welfare Plans; (iii) stock bonus, stock option, restricted stock, phantom stock, stock appreciation right, stock purchase or other equity compensation plan; bonus, profit-sharing plan or other incentive plan; deferred compensation arrangement; severance plan; holiday or vacation plan; retirement or supplemental retirement plan; sabbatical program; medical, heath-related, life or other insurance plan; relocation arrangement; cafeteria (Code Section 125) or dependent care (Code Section 129) benefit; or any other fringe benefit program; and (iv) other employee benefit or compensation plan, agreement (including individual agreement), program, policy or arrangement covering employees, directors and consultants of the Parent, any Parent Subsidiary any of its or their Parent ERISA Affiliates (as hereinafter defined) that either is maintained or contributed to by Parent or any of the Parent Subsidiaries or any of their Parent ERISA Affiliates or to which Parent or any of the Parent Subsidiaries or any of their Parent ERISA Affiliates is obligated to make payments or otherwise may have any liability (collectively, the “Parent Employee Benefit Plans”) with respect to employees or other service-providers or former employees or other service-providers of Parent, the Parent Subsidiaries, or any of their ERISA Affiliates. For purposes of this Agreement, “Parent ERISA Affiliate” shall mean any person (as defined in Section 3(9) of ERISA) that is or has been a member of any group of persons described in Section 414(b), (c), (m) or (o) of the Code, including without limitation Parent or any of the Parent Subsidiaries.

(b) Parent and each of the Parent Subsidiaries, and each of the Parent Employee Benefit Plans, are in compliance with, has performed all obligations required under, and is not subject to liability under, the applicable provisions of ERISA, the Code and other applicable laws, and with the terms of each Parent Employee Benefit Plan, except where the failure to comply or the incurrence of the liability has not had, or could not reasonably be expected to have, individually or in the aggregate a Parent Material Adverse Effect. Each Parent Employee Benefit Plan can be amended, terminated or otherwise discontinued at or after the Effective Time in accordance with its terms, without liability to Parent or the Surviving Corporation, and no Parent Employee Benefit Plan will be subject to any surrender fees or service fees upon termination other than the normal and reasonable administrative fees associated with the termination of benefit plans.

(c) All contributions to, and payments from, the Pension Plans which are required to have been made in accordance with the Pension Plans have been timely made, and timely deposits of employee contributions have been made, except where the failure to make such contributions or payments on a timely basis has not had, or could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) To the knowledge of Parent, all of Parent’s Pension Plans and Parent’s Subsidiaries’ Pension Plans intended to qualify under Section 401 of the Code so qualify, and no event has occurred and no condition exists with respect to the form or operation of such Pension Plans which would cause the loss of such qualification or the imposition of any material liability, penalty or tax under ERISA or the Code, except for such operational failures as have not had, or could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) To the knowledge of Parent, there are no (i) investigations pending by any governmental entity involving the Parent Employee Benefit Plans, nor (ii) pending or threatened claims (other than routine claims for benefits), suits or proceedings against any Parent Employee Benefit Plans, against the assets of any of the trusts under any Parent Employee Benefit Plans or, against any fiduciary of any Parent Employee Benefit Plans or against Parent, any Parent Subsidiary or any of its or their Parent ERISA Affiliates with respect to the operation of such plan or asserting any rights or claims to benefits under any Parent Employee Benefit Plans or against the assets of any trust under such plan, except for those which would not, individually or in the aggregate, give rise to any liability which has had, or could reasonably be expected to have, a Parent Material Adverse Effect. To the knowledge of Parent, there are no facts which would give rise to any liability under this Section 4.19(e) except for those which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect in the event of any such investigation, claim, suit or proceeding.

(f) None of Parent, any of the Parent Subsidiaries nor any employee of the foregoing, nor any trustee, administrator, other fiduciary or any other “party in interest” or “disqualified person” with respect to the

Pension Plans or Welfare Plans, has engaged in a “prohibited transaction” (as such term is defined in Section 4975 of the Code or Section 406 of ERISA) other than such transactions that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(g) None of Parent, any of the Parent Subsidiaries, or any of their Parent ERISA Affiliates maintains or contributes to, nor have they ever maintained or contributed to, any pension plan subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA.

(h) Neither Parent nor any Subsidiary of Parent nor any Parent ERISA Affiliate has incurred any material liability under Title IV of ERISA or under Code Section 4.13 that has not been satisfied in full.

(i) Neither Parent, any of the Parent Subsidiaries nor any of their Parent ERISA Affiliates has any material liability (including any contingent liability under Section 4204 of ERISA) with respect to any multiemployer plan, within the meaning of Section 3(37) of ERISA, or any multiple employer plan, within the meaning of Code Section 413(c).

(j) With respect to each of the Parent Employee Benefit Plans, true, correct and complete copies of the following documents have been made available to Parent: (i) the plan document and any related trust agreement, including amendments thereto, (ii) any current summary plan descriptions and other material communications to participants relating to the Parent Employee Benefit Plans, (iii) the three most recent Forms 5500, if applicable, and (iv) the most recent IRS determination letter, if applicable. Parent or any Parent Subsidiary has timely filed and delivered or made available to Parent the three most recent annual reports (Form 5500) and all schedules attached thereto for each Parent Employee Benefit Plan that is subject to ERISA and Code reporting requirements, and all material communications with participants, the IRS, the U.S. Department of Labor, or any other governmental authority, administrators, trustees, beneficiaries and alternate payees relating to any Parent Employee Benefit Plan.

(k) None of the Welfare Plans maintained by Parent or any of the Parent Subsidiaries provides for continuing benefits or coverage for any participant or any beneficiary of a participant following termination of employment, except as may be required under COBRA, or except at the expense of the participant or the participant’s beneficiary. Parent and each of the Parent Subsidiaries which maintain a “group health plan” within the meaning of Section 5000(b)(1) of the Code have complied with the notice and continuation requirements of Section 4980B of the Code, COBRA, Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder except where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(l) No liability under any Pension Benefit Plan or Welfare Plan has been funded or self-insured nor has any such obligation been satisfied with the purchase of a contract from an insurance company as to which Parent or any of the Parent Subsidiaries has received notice that such insurance company is in rehabilitation or a comparable proceeding.

(m) Neither the consummation of the transactions contemplated by this Agreement, nor any termination of employment or any other service relationship, will result in an increase in the amount of compensation or benefits or accelerate the vesting or timing of payment of any benefits or compensation payable to or in respect of any employee, director or consultant of Parent or any of the Parent Subsidiaries. There has been no amendment to, written interpretation or announcement (whether or not written) by Parent, any Parent Subsidiary or other Parent ERISA Affiliate relating to, or change in participation or coverage under, any Parent Employee Benefit Plan which would materially increase the expense of maintaining such Parent Employee Benefit Plan above the level of expense incurred with respect to such Parent Employee Benefit Plan for the most recent fiscal year included in the Parent Financial Statements.

(n) Schedule 4.19(n) of the Parent Disclosure Statement lists each Parent Foreign Plan (as hereinafter defined). For purposes hereof, the term “Parent Foreign Plan” shall mean any material plan, program, policy, arrangement or agreement maintained or contributed to by, or entered into with, Parent or any Subsidiary with respect to employees (or former employees) employed outside the United States to the extent the benefits provided thereunder are not mandated by the laws of the applicable foreign jurisdiction.

As regards each Parent Foreign Plan, (i) such Parent Foreign Plan is in material compliance with the provisions of the legal requirements of each jurisdiction in which such Parent Foreign Plan is being maintained; (ii) all contributions to, and material payments from, a Parent Foreign Plan which have been required under applicable law or the terms of such plan to be made have been timely made or shall be timely made by the Closing Date (and are reflected as an accrued liability on the Parent Balance Sheet); (iii) Parent, each Parent Subsidiary and any of its or their Parent ERISA Affiliates have materially complied with all applicable reporting and notice requirements applicable to such Parent Foreign Plan; (iv) there are no pending investigations by any governmental body involving the Parent Foreign Plans, and no pending claims, suits or proceedings against such Parent Foreign Plan (other than claims for benefits payable in the normal operation of such plan); (v) the consummation of the transactions contemplated by this Agreement will not itself create or otherwise result in any liability with respect to such Parent Foreign Plan; and (vi) no condition exists that would prevent Parent, any Parent Subsidiary, or any of its or their Parent ERISA Affiliates from terminating or amending any Parent Foreign Plan at any time for any reason in accordance with the terms of each such Parent Foreign Plan without the payment of fees, costs or expenses (other than payment of benefits accrued on the Balance Sheet and any normal and reasonable administrative expenses typically incurred in a termination event).

(o) To the knowledge of the Parent and recognizing that applicable Treasury Regulations have not been promulgated as of the date of this Agreement, (i) no Parent Employee Benefit Plan is a Deferred Compensation Plan; (ii) each Deferred Compensation Plan satisfies the requirements to avoid the consequences set forth in Section 409A(a)(1) of the Code; and (iii) neither the Parent nor any of its Affiliates has (i) since October 4, 2004, granted to any person an interest in any Deferred Compensation Plan which interest has been or, upon the lapse of a substantial risk of forfeiture with respect to such interest, will be subject to the additional tax (including interest) imposed by Section 409A(a)(1)(B) or (b)(4)(A) of the Code, or (ii) granted to any person an interest in any Deferred Compensation Plan which interest has or will, because of the lapse of a substantial risk of forfeiture with respect to such interest after December 31, 2004 or because such interest is earned after December 31, 2004, be subject to the Tax imposed by Section 409A(a)(1)(B) or (b)(4)(A) of the Code, or (iii) since October 4, 2004, modified the terms of any Deferred Compensation Plan in a manner that could cause an interest previously granted under such plan to become subject to the additional tax (including interest) imposed by Section 409A(a)(1)(B) or (b)(4) of the Code.

(p) Parent and each Parent Subsidiary is in compliance in all material respects with the WARN Act, or any similar state or local law. In the past two years, (i) neither Parent nor any Parent Subsidiary has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business; (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of Parent and Parent Subsidiaries; and (iii) neither Parent nor any Parent Subsidiary has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation. Neither Parent nor any Parent Subsidiary has caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the 90 day period prior to the effective date of this Agreement.

4.20 Environmental Matters.

(a) Except for such cases that, individually or in the aggregate, have not and would not reasonably be expected to have a Parent Material Adverse Effect, no Hazardous Materials are present, as a result of the actions of Parent or, to the knowledge of Parent, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Parent or any of the Parent Subsidiaries has at any time owned, operated, occupied or leased.

(b) Except for such cases that, individually or in the aggregate, have not and would not reasonably be expected to have a Parent Material Adverse Effect, Parent has not transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, nor has Parent engaged in any Hazardous Materials Activity in violation of any rule, regulation, treaty or statute promulgated by any Government Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

(c) Parent currently hold all environmental approvals, permits, licenses, clearances and consents (the “Parent Environmental Permits”) necessary for the conduct of Parent’s Hazardous Material Activities and other businesses of Parent as such activities and businesses are currently being conducted. To the knowledge of Parent, there are no facts or circumstances indicating that any Parent Environmental Permit will or may be revoked, suspended, canceled or not renewed. All appropriate action in connection with the renewal or extension of any Parent Environmental Permit has been taken.

(d) No material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the knowledge of Parent, threatened concerning any Parent Environmental Permit, Hazardous Material or any Hazardous Materials Activity of Parent. Parent does not have knowledge of any fact or circumstance which could involve Parent in any environmental litigation reasonably expected to have a Parent Material Adverse Effect. Parent has not received notice, nor to the knowledge of Parent is there a threatened notice, that Parent is responsible, or potentially responsible, for the investigation, remediation, clean-up, or similar action at property presently or formerly used by Parent for recycling, disposal, or handling of waste.

4.21 Officer’s Certificate as to Tax Matters. Parent does not have knowledge of any reason why the Merger will fail to qualify as a reorganization under the provisions of Section 368(a) of the Code. Parent knows of no reason why it will be unable to deliver to Heller Ehrman LLP and Boult, Cummings, Conners & Berry, PLC prior to (i) the filing of Registration Statement and (ii) the Closing an Officer’s Certificate in form sufficient to enable each such counsel to render the opinions required by Section 6.4.

4.22 Finders or Brokers. Except for Citigroup Global Market Inc., Parent has not employed any investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to a fee or any commission the receipt of which is conditioned upon consummation of the Merger.

4.23 Registration Statement; Proxy Statement/Prospectus. The information supplied by Parent for inclusion or incorporation by reference in the Registration Statement as it relates to Parent, at the time the Registration Statement is declared effective by the SEC, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by Parent for inclusion in the Company Proxy Statement/Prospectus and Parent Proxy Statement, at the date the Company Proxy Statement/Prospectus is first mailed to Company’s stockholders and the time the Parent Proxy Statement is first mailed to the Parent’s stockholders, at the time of the Company Special Meeting and Parent Special Meeting and at the Effective Time will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time any event with respect to Parent or any of the Parent Subsidiaries shall occur which is required to be described in the Parent Proxy Statement, such event shall be so described, and an amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of Company.

4.24 Title to Property. Parent and the Parent Subsidiaries have good and valid title to all of their respective properties, interests in properties and assets, real and personal, reflected in the Parent Balance Sheet or acquired after the Reference Date, and have valid leasehold interests in all leased properties and assets, in each case free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (i) liens for current taxes not yet due and payable, (ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties, (iii) liens securing debt reflected on the Parent

Balance Sheet, (iv) liens recorded pursuant to any Environmental Law or (v) liens or failures to have good and valid title which have not had, or could not reasonably be expected to have, individually or in the aggregate a Parent Material Adverse Effect. Schedule 4.24 of the Parent Disclosure Statement identifies each parcel of real property owned or leased by Parent or any of the Parent Subsidiaries.

4.25 Third Party Financing of Cash Consideration. On the date hereof, Parent has entered into a financing agreement (the “Financing Agreement”) with Warburg Pincus Private Equity IX, LP and/or its affiliates which provides for the sale of $70 million of Preferred Stock of Parent concurrently with the Closing (the “Financing Transaction”). True and correct copies of the Financing Agreement have been provided to Company.

4.26 No Existing Discussions. As of the date hereof, neither Parent nor any of its representatives is engaged, directly or indirectly, in any discussions or negotiations with any other Person relating to any Acquisition Proposal (as defined in Section 5.3(c)).

ARTICLE V

COVENANTS

5.1 Conduct of Company Business During Interim Period. During the period from the date of this Agreement to the earlier of the termination of this Agreement or the Effective Time, each of Company and the Company Subsidiaries, except as contemplated or required by this Agreement or as expressly consented to in writing by the Parent, will (i) conduct its operations according to its ordinary and usual course of business and consistent with past practices, (ii) use commercially reasonable efforts to preserve intact its business, to keep available the services of its officers and employees in each business function and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it, and (iii) not take any action which would adversely affect its ability to consummate the Merger or the other transactions contemplated hereby. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement and except as set forth on Schedule 5.1 of the Company Disclosure Statement, prior to the earlier of the termination of this Agreement or Effective Time Company will not, and will not permit its Subsidiaries, without the prior written consent of the Parent, directly or indirectly, do any of the following:

(a) except in the ordinary course of business, enter into, violate, extend, amend or otherwise modify or waive any of the material terms of (i) any joint venture, license, or agreement relating to the joint development or transfer of technology or Company IP Rights or (ii) any other Company Contracts.

(b) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant or director stock plans or authorize cash payments in exchange for any options granted under any of such plans;

(c) grant any severance or termination pay to any officer or employee except payments in amounts consistent with policies and past practices or pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in writing to the other, or adopt any new severance plan;

(d) declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(e) repurchase or otherwise acquire, directly or indirectly, any shares of capital stock except pursuant to rights of repurchase of any such shares under any employee, consultant or director stock plan existing on the date hereof;

(f) cause, permit or propose any amendments to the articles of incorporation or Bylaws of Company (or similar governing instruments of any Company Subsidiaries);

(g) sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of Company, except in the ordinary course of business consistent with past practice;

(h) incur any indebtedness for borrowed money (other than ordinary course trade payables or pursuant to existing credit facilities in the ordinary course of business) or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire debt securities of Company, as the case may be, or guarantee any debt securities of others;

(i) adopt or amend any employee benefit or employee stock purchase or employee option plan, or enter into any employment contract, pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates of its officers or employees other than in the ordinary course of business, consistent with past practice, or change in any material respect any management policies or procedures;

(j) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of claims, liabilities or obligations in the ordinary course of business;

(k) split, combine or reclassify any shares of its capital stock;

(l) except as permitted by Section 5.5(c) of this Agreement authorize, solicit, propose or announce an intention to authorize, recommend or propose, or enter into any agreement in principle or an agreement with any other Person with respect to, any plan of liquidation or dissolution, any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities, any material change in capitalization, or any partnership, association or joint venture;

(m) fail to renew any insurance policy naming it as a beneficiary or a loss payee, or take any steps or fail to take any steps that would permit any insurance policy naming it as a beneficiary or a loss payee to be canceled, terminated or materially altered, except in the ordinary course of business and consistent with past practice and following written notice to the other party;

(n) maintain its books and records in a manner other than in the ordinary course of business and consistent with past practice;

(o) enter into any hedging, option, derivative or other similar transaction or any foreign exchange position or contract for the exchange of currency other than in the ordinary course of business and consistent with past practice;

(p) institute any change in its accounting methods, principles or practices other than as required by GAAP, or the rules and regulations promulgated by the SEC, or revalue any assets, including without limitation, writing down the value of inventory or writing off notes or accounts receivables;

(q) in respect of any Taxes, (i) except as required by applicable law make or change any material election, change any accounting method, enter into any closing agreement, settle any material claim or assessment, or consent to any extension or waiver of the limitation period applicable to any material claim or assessment, or (ii) enter into any Tax sharing agreement (including any indemnity arrangement) or similar arrangement;

(r) suspend, terminate or otherwise discontinue any planned or ongoing material research and development activities, programs or other such activities other than in the ordinary course of business and consistent with past practice;

(s) issue any capital stock or other options, warrants or other rights to purchase or acquire capital stock, except for the customary grant of stock options in accordance with past practice, the issuance of Company Common Stock upon exercise of stock options granted prior to the date hereof under the Company Stock Plans, and the issuance of Company Common Stock pursuant to the Company Purchase Plan;

(t) take any action to render inapplicable, or to exempt any third party from, (i) the provisions of Sections 607.901 or 607.902 of Florida Law, (ii) any other state takeover statute or regulation or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares, or (iii) the Company Rights Plan; or

(u) take or agree to take any action which could reasonably be expected to result in any condition contained in Section 7.2 of this Agreement not being satisfied immediately prior to the Effective Time.

5.2 Conduct of Parent Business During Interim Period. During the period from the date of this Agreement to the earlier of the termination of this Agreement or the Effective Time, each of Parent and the Parent Subsidiaries, except as contemplated or required by this Agreement or as expressly consented to in writing by the Parent, (i) will conduct its operations according to its ordinary and usual course of business and consistent with past practices and (ii) not take any action which would adversely affect its ability to consummate the Merger or the other transactions contemplated hereby. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, prior to the earlier of the termination of this Agreement or Effective Time, Parent will not, and will not permit its Subsidiaries to, without the prior written consent of the Company, directly or indirectly, do any of the following:

(a) cause, permit or propose any amendments to the certificate of incorporation or Bylaws of Parent or Merger Sub other than to effectuate the Financing Transaction (or similar governing instruments of any Subsidiaries);

(b) declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(c) sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of Parent, except in the ordinary course of business consistent with past practice;

(d) take or agree to take any action which could reasonably be expected to, result in any condition contained in Section 7.1 of this Agreement not being satisfied immediately prior to the Effective Time;

(e) except in the ordinary course of business, enter into, violate, extend, amend or otherwise modify or waive any of the material terms of (i) any joint venture, license, or agreement relating to the joint development or transfer of technology or Parent IP Rights or (ii) any other Parent Contracts;

(f) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant or director stock plans or authorize cash payments in exchange for any options granted under any of such plans;

(g) incur any indebtedness for borrowed money (other than ordinary course trade payables or pursuant to existing credit facilities in the ordinary course of business) or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire debt securities of Parent, as the case may be, or guarantee any debt securities of others;

(h) in respect of any Taxes, (i) except as required by applicable law make or change any material election, change any accounting method, enter into any closing agreement, settle any material claim or assessment, or consent to any extension or waiver of the limitation period applicable to any material claim or assessment, or (ii) enter into any Tax sharing agreement (including any indemnity arrangement) or similar arrangement;

(i) authorize, solicit, propose or announce an intention to authorize, recommend or propose, or enter into any agreement in principle or an agreement with any other Person with respect to, any plan of liquidation or dissolution, any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities, any material change in capitalization, or any partnership, association or joint venture;

(j) institute any change in its accounting methods, principles or practices other than as required by GAAP, or the rules and regulations promulgated by the SEC, or revalue any assets, including without limitation, writing down the value of inventory or writing off notes or accounts receivables;

(k) suspend, terminate or otherwise discontinue any planned or ongoing material research and development activities, programs or other such activities other than in the ordinary course of business and consistent with past practice; or

(l) issue any capital stock or other options, warrants or other rights to purchase or acquire capital stock, except for the customary grant of stock options in accordance with past practice, the issuance of Parent Common Stock upon exercise of stock options granted prior to the date hereof under the Parent Stock Plans, and the issuance of Parent Common Stock pursuant to the Parent Purchase Plan.

5.3 No Solicitation. From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to Article VIII, Company and the Company Subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, affiliates, employees, investment bankers, attorneys, accountants or other advisors or representatives (each a “Company Representative”) to, directly or indirectly, (i) solicit, initiate or induce the making, submission or announcement, directly or indirectly, of any proposal that constitutes or is reasonably likely to lead to any Acquisition Proposal (as hereinafter defined), (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Transaction (as hereinafter defined); provided, however, that this Section 5.3(a) shall not prohibit Company from contacting any Person that has made an unsolicited Acquisition Proposal (that is not withdrawn) (a “Potential Acquiror”) for the sole purpose of clarifying such proposal and any material contingencies and the capability of consummation; provided, further, however, that this Section 5.3(a) shall not prohibit Company from furnishing information to, or entering into discussions or negotiations with, any Potential Acquiror if (A) neither Company nor the Company Subsidiaries nor any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them and acting on their behalf shall have breached or taken any action inconsistent with any of the provisions set forth in this Section 5.3(a), (B) Company’s board of directors is advised by its financial advisor that the Potential Acquiror submitting such Acquisition Proposal has the financial wherewithal to be reasonably capable of consummating such an Acquisition Proposal, and the board determines in good faith (x) after receiving advice from its financial advisor, that such Acquisition Proposal is or is reasonably likely to result in a Company Superior Offer (as hereafter defined), and (y) based upon advice of outside legal counsel, that the failure to participate in such discussions or negotiations or to furnish such information or approve an Acquisition Proposal would violate the board’s fiduciary duties under applicable law; (C) at least three (3) business days prior to furnishing any such nonpublic information to, or entering into discussions with a Potential Acquiror, Company gives Parent written notice of the identity of such Potential Acquiror and of Company’s intention to furnish nonpublic information to, or enter into discussions with, such Potential Acquiror and (D) Company receives from such Potential Acquiror an executed confidentiality, standstill and nonsolicitation agreement containing provisions at least as favorable to Company as the confidentiality, standstill and nonsolicitation provisions of the Confidentiality Agreement (as defined in Section 5.4); and (E) at least three (3) business days prior to furnishing any such nonpublic information to such Potential Acquiror, Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by Company to Parent). Without limiting the generality of the foregoing, it is understood and agreed by the parties hereto that any violation of the restrictions set forth in this Section 5.3(a) by any Company Subsidiary or any Company Representative shall be deemed to be a breach of this Section 5.3(a) by the Company.

(b) From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to Article VIII, Parent and the Parent Subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, affiliates, employees, investment bankers, attorneys, accountants or other advisors or representatives (each a “Parent Representative”) to, directly or indirectly, (i) solicit, initiate or induce the making, submission or announcement, directly or indirectly, of any proposal that constitutes or is reasonably likely to lead to any Acquisition Proposal (as hereinafter defined), (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Transaction (as hereinafter defined); provided, however, that this Section 5.3(b) shall not prohibit Parent from contacting any Potential Acquiror for the sole purpose of clarifying such proposal and any material contingencies and the capability of consummation; provided, further, however, that this Section 5.3(b) shall not prohibit Parent from furnishing information to, or entering into discussions or negotiations with, any Potential Acquiror if (A) neither Parent nor the Parent Subsidiaries nor any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them and acting on their behalf shall have breached or taken any action inconsistent with any of the provisions set forth in this Section 5.3(b), (B) Parent’s board of directors is advised by its financial advisor that the Potential Acquiror submitting such Acquisition Proposal has the financial wherewithal to be reasonably capable of consummating such an Acquisition Proposal, and the board determines in good faith (x) after receiving advice from its financial advisor, that such Acquisition Proposal is or is reasonably likely to result in a Parent Superior Offer (as hereafter defined), and (y) based upon advice of outside legal counsel, that the failure to participate in such discussions or negotiations or to furnish such information or approve an Acquisition Proposal would violate the board’s fiduciary duties under applicable law; (C) at least three (3) business days prior to furnishing any such nonpublic information to, or entering into discussions with a Potential Acquiror, Parent gives Company written notice of the identity of such Potential Acquiror and of Parent’s intention to furnish nonpublic information to, or enter into discussions with, such Potential Acquiror; and (D) Parent receives from such Potential Acquiror an executed confidentiality, standstill and nonsolicitation agreement containing provisions at least as favorable to Parent as the confidentiality, standstill and nonsolicitation provisions of the Confidentiality Agreement (as defined in Section 5.4). Without limiting the generality of the foregoing, it is understood and agreed by the parties hereto that any violation of the restrictions set forth in this Section 5.3(b) by any Parent Subsidiary or any Parent Representative shall be deemed to be a breach of this Section 5.3(b) by the Parent.

(c) For purposes of this Agreement, “Acquisition Proposal” with respect to an entity shall mean any offer or proposal (other than an offer or proposal by the other party) relating to any Acquisition Transaction. For purposes of this Agreement, “Acquisition Transaction” shall mean any transaction or series of related transactions involving: (A) any purchase from the entity or acquisition by any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 15% interest in the total outstanding voting securities of the entity or of any Subsidiary or any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 15% or more of the total outstanding voting securities of the entity or of any Subsidiary or any merger, consolidation, business combination or similar transaction involving the entity; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 15% of the assets of the entity; or (C) any liquidation or dissolution of the entity.

(d) In addition to the obligations of Company set forth in Section 5.3(a), Company shall promptly (and in no event later than twenty-four (24) hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that Company reasonably believes could lead to an Acquisition Proposal) advise Parent orally and in writing of any Acquisition Proposal or any request for nonpublic information or inquiry which Company reasonably believes would lead to an Acquisition Proposal or to any Acquisition Transaction, the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the

Person or group making any such Acquisition Proposal, request or inquiry. Company will keep Parent informed as promptly as practicable in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry made after the date hereof.

(e) In addition to the obligations of Parent set forth in Section 5.3(b), Parent shall promptly (and in no event later than twenty-four (24) hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that Parent reasonably believes could lead to an Acquisition Proposal) advise Company orally and in writing of any Acquisition Proposal or any request for nonpublic information or inquiry which Parent reasonably believes would lead to an Acquisition Proposal or to any Acquisition Transaction, the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry. Parent will keep Company informed as promptly as practicable in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry made after the date hereof.

5.4 Access to Information. From the date of this Agreement until the Effective Time, each of Parent and Company will afford to the other party and its authorized representatives (including counsel, financial advisors, consultants, accountants, auditors and agents) reasonable access during normal business hours and upon reasonable notice to all of its facilities, personnel and operations and to all of its and its Subsidiaries books and records, will permit the other party and its authorized representatives to conduct inspections as they may reasonably request and will instruct its officers and those of its Subsidiaries to furnish the other party with such financial and operating data and other information with respect to its business and properties as the other party may from time to time reasonably request, subject to the restrictions set forth in the Confidentiality Agreement, dated as of June 22, 2005 between Parent and Company (the “Confidentiality Agreement”). Parent and Company agree that each of them will treat any such information in accordance with the Confidentiality Agreement, which shall remain in full force and effect in accordance with its terms. Notwithstanding the foregoing, neither Parent nor Company shall have access to the other party’s proprietary technology, customer and sales information including the identity of and information regarding distributors, resellers, partners and end users and information regarding sales dollars, sales volumes and product revenues not publicly available.

5.5 Company Special Meeting; Board Recommendations.

(a) Promptly after the date hereof, Company will take all action necessary in accordance with Florida Law and its articles of incorporation and bylaws to convene a meeting of Company’s stockholders to consider adoption and approval of this Agreement and approval of the Merger (the “Company Special Meeting”) to be held as promptly as possible, and in any event (to the extent permissible under applicable law) within 40 days after the declaration of effectiveness of the Registration Statement. Company will use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by Florida Law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, Company may adjourn or postpone the Company Special Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Company Proxy Statement/Prospectus is provided to Company’s stockholders in advance of a vote on the Merger and this Agreement or, if as of the time for which the Company Special Meeting is originally scheduled (as set forth in the Company Proxy Statement/Prospectus) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Special Meeting. Company shall ensure that the Company Special Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by Company in connection with the Company Special Meeting are solicited, in compliance with the Florida Law and the Exchange Act, Company’s articles of incorporation and bylaws and all other applicable legal requirements.

(b) Except as expressly permitted by Section 5.5(c): (i) the board of directors of Company shall recommend that Company’s stockholders vote in favor of and adopt and approve this Agreement and approve the Merger at the Company Special Meeting; (ii) the Company Proxy Statement/Prospectus shall include a statement to the effect that the board of directors of Company has recommended that Company’s stockholders vote in favor of and adopt and approve this Agreement and the Merger at the Company Special Meeting; and (iii) neither the board of directors of Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, the recommendation of the board of directors of Company that Company’s stockholders vote in favor of and adopt and approve this Agreement and the Merger.

(c) If prior to the Company Special Meeting the board of directors of Company determines in good faith, after consultation with its financial and legal advisors, that any Acquisition Proposal received by it constitutes a Company Superior Offer (as hereinafter defined) and the board of directors of Company determines in its good faith judgment, after receiving advice of its outside legal counsel, that failing to take such action with respect to the Company Superior Offer would constitute a breach of its fiduciary duties under applicable law, nothing in this Agreement shall prevent the board of directors of Company from withholding, withdrawing, amending or modifying its recommendation in favor of the Merger; provided, that (i) a Company Superior Offer is made to Company and is not withdrawn, (ii) Company shall have provided written notice to Parent (a “Company Notice of Superior Offer”) advising Parent that Company has received a Company Superior Offer, specifying the material terms and conditions of such Company Superior Offer and identifying the Person or entity making such Superior Offer, and (iii) Parent shall not have, within three (3) business days of Parent’s receipt of the Company Notice of Superior Offer, made an offer that Company board of directors by a majority vote determines in its good faith judgment, after consultation with its financial advisor, to be at least as favorable to Company’s stockholders as such Company Superior Offer (it being agreed that the Company board of directors shall convene a meeting to consider any such offer by Parent promptly following the receipt thereof). In the event the board of directors of the Company determines in good faith to withhold, withdraw, amend or modify its recommendation of the Merger in accordance with this Section, the Company may cancel the Company Special Meeting, terminate this Agreement pursuant to Section 8.1(g) and concurrently with the Company’s notice to terminate pay the fees in accordance with Section 8.3(b)(i). Company shall provide Parent with at least three (3) business days prior notice of any meeting of Company’s board of directors at which Company’s board of directors is reasonably expected to consider any Acquisition Transaction.

For purposes of this Agreement “Company Superior Offer” shall mean an unsolicited, bona fide written offer or proposal made by a third party to consummate any of the following transactions: (i) a merger or consolidation involving Company pursuant to which the stockholders of Company immediately preceding such transaction hold less than a majority of the equity interest in the surviving or resulting entity of such transaction, (ii) the acquisition by any Person or group (including by way of a tender offer or an exchange offer or a two step transaction involving a tender offer followed with reasonable promptness by a merger involving Company), directly or indirectly, of ownership of 51% or more of the then outstanding shares of capital stock of Company, or (iii) any sale, transfer or disposition of all or substantially all of the assets of Company, in each case on terms that the board of directors of Company determines, in its reasonable judgment (after consultation with its financial advisor) to be more favorable to its stockholders than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a “Company Superior Offer” if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely in the reasonable judgment of Company’s board of directors (after consultation with its financial advisor) to be obtained by such third party on a timely basis.

(d) Nothing contained in this Agreement shall prohibit Company or its board of directors from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act.

5.6 Parent Special Meeting; Board Recommendations.

(a) Promptly after the date hereof, Parent will take all action necessary in accordance with Delaware law and its certificate of incorporation and bylaws to convene a meeting of Parent’s stockholders (the

“Parent Special Meeting”) to consider approval of (i) the issuance of the shares in connection with the Merger and the Financing Transaction, (ii) the amendment of its 2002 Stock Option Plan to increase the number of shares available for grant thereunder, and (iii) the amendment of it certificate of incorporation to, among other things, increase the authorized number of shares of Common Stock and Preferred Stock (the “Parent Proposals”) to be held as promptly as possible, and in any event (to the extent permissible under applicable law) within 40 days after the declaration of effectiveness of the Registration Statement. Parent will use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the approval of the issuance of the shares in connection with the Merger and the Financing Transaction and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by Delaware law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, Parent may adjourn or postpone the Parent Special Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Parent Proxy Statement is provided to Parent’s stockholders in advance of a vote on the Merger and this Agreement or, if as of the time for which the Parent Special Meeting is originally scheduled (as set forth in the Parent Proxy Statement) there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Special Meeting. Parent shall ensure that the Parent Special Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by Parent in connection with the Parent Special Meeting are solicited in compliance with the Delaware law and the Exchange Act, Parent’s certificate of incorporation and bylaws and all other applicable legal requirements.

(b) Except as permitted by Section 5.6(c): (i) the board of directors of Parent shall recommend that Parent’s stockholders vote in favor of the issuance of the shares in connection with the Merger and Financing Transaction at the Parent Special Meeting; (ii) the Parent Proxy Statement shall include a statement to the effect that the board of directors of Parent has recommended that Parent’s stockholders vote in favor of the issuance of the shares in connection with the Merger and the Financing Transaction at the Parent Special Meeting; and (iii) neither the board of directors of Parent nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Company, the recommendation of the board of directors of Parent that Parent’s stockholders vote in favor of the issuance of the shares in connection with the Merger and the Financing Transaction.

(c) If prior to the Parent Special Meeting the board of directors of Parent determines in good faith, after consultation with its financial and legal advisors, that any Acquisition Proposal constitutes a Parent Superior Offer (as hereinafter defined) and the board of directors of Parent determines in its good faith judgment, after receiving advice of its outside legal counsel, that failing to take such action with respect to the Parent Superior Offer would constitute a breach of its fiduciary duties under applicable law, nothing in this Agreement shall prevent the board of directors of Parent from withholding, withdrawing, amending or modifying its recommendation in favor of issuance of the shares pursuant to the Merger and the Financing Transaction; provided, that (i) a Parent Superior Offer is made to Parent and is not withdrawn, and (ii) Parent shall have provided written notice to Company (a “Parent Notice of Superior Offer”) advising Company that Parent has received a Parent Superior Offer, specifying the material terms and conditions of such Parent Superior Offer and identifying the Person or entity making such Parent Superior Offer. In the event the board of directors of the Parent determines in good faith to withhold, withdraw, amend or modify its recommendation of the issuance of the shares pursuant to the Merger and Financing Transaction in accordance with this Section, the Parent may cancel the Parent Special Meeting, terminate this Agreement pursuant to Section 8.1(k) and concurrently with the Parent’s notice to terminate pay the fees in accordance with Section 8.3(b)(ii). Parent shall provide Company with at least three (3) business days prior notice of any meeting of Parent’s board of directors at which Parent’s board of directors is reasonably expected to consider any Acquisition Transaction.

For purposes of this Agreement “Parent Superior Offer” shall mean an unsolicited, bona fide written offer or proposal made by a third party to consummate any of the following transactions: (i) a merger or consolidation involving Parent pursuant to which the stockholders of Parent immediately preceding such transaction hold less than a majority of the equity interest in the surviving or resulting entity of such transaction, (ii) the acquisition by any Person or group (including by way of a tender offer or an exchange offer or a two step transaction involving a tender offer followed with reasonable promptness by a merger involving Parent), directly or indirectly, of ownership of 51% or more of the then outstanding shares of capital stock of Parent, or (iii) any sale, transfer or disposition of all or substantially all of the assets of Parent, in each case on terms that the board of directors of Parent determines, in its reasonable judgment (after consultation with its financial advisor) to be more favorable to its stockholders than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a “Parent Superior Offer” if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely in the reasonable judgment of Parent’s board of directors (after consultation with its financial advisor) to be obtained by such third party on a timely basis.

(d) Nothing contained in this Agreement shall prohibit Parent or its board of directors from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act.

5.7 Registration Statement. As promptly as practicable after the execution of this Agreement, Company and Parent shall mutually prepare, and Parent shall file the Registration Statement with the SEC. As promptly as practicable following receipt of SEC comments on such Registration Statement, Parent and Company shall mutually prepare a response to such comments. Parent and Company shall use all commercially reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as practicable. Parent shall also take any action required to be taken under applicable state blue sky or securities laws in connection with Parent Common Stock to be issued in exchange for the shares of Company Common Stock. Parent and Company shall promptly furnish to each other all information, and take such other actions (including without limitation using all commercially reasonable efforts to provide any required consents of their respective independent auditors), as may reasonably be requested in connection with any action by any of them in connection with the preceding sentences of this Section 5.7. Whenever any party learns of the occurrence of any event which is required to be set forth in an amendment or supplement to the Company Proxy Statement/Prospectus, Parent Proxy Statement, the Registration Statement or any other filing made pursuant to this Section 5.7, Parent or Company, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff and/or mailing to stockholders of Company and Parent such amendment or supplement.

5.8 Commercially Reasonable Efforts.

(a) Subject to the terms and conditions herein provided, Parent, Merger Sub and Company shall use commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or appropriate under this Agreement, applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, (i) using commercially reasonable efforts to obtain all necessary governmental and private party consents, approvals or waivers, (ii) using commercially reasonable efforts to lift any legal bar to the Merger, and (iii) furnishing all information required under the HSR Act. Parent shall cause Merger Sub to perform all of its obligations under this Agreement.

(b) Notwithstanding anything to the contrary in this Agreement, neither Parent, the Surviving Corporation, nor Company nor any of their Subsidiaries shall be required to (i) divest, hold separate or license (through a trust or otherwise) any business(es), product line(s) or asset(s), (ii) take any action or accept any limitation that would reasonably be expected to have a Parent Material Adverse Effect or a Company Material Adverse Effect, or (iii) agree to any of the foregoing.

5.9 Public Announcements. Before issuing any press release or otherwise making any public statement with respect to the Merger or any of the other transactions contemplated hereby, Parent, Merger Sub and Company agree to consult with each other as to its form and substance, and agree not to issue any such press release or general communication to employees or make any public statement prior to obtaining the consent of the other (which shall not be unreasonably withheld or delayed), except to the extent that Parent, Merger Sub or Company, as the case may be, is advised by outside counsel that such public statement may be required by applicable law or by the rules and regulations of or listing agreement with Nasdaq, or as may otherwise be required by Nasdaq or the SEC.

5.10 Notification of Certain Matters. Company shall give prompt notice to Parent and Merger Sub, and Parent and Merger Sub shall give prompt notice to Company, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time, (ii) any material failure of Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, (iii) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, or (iv) any facts or circumstances arise that could reasonably be expected to result in a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be.

5.11 Indemnification.

(a) The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are, to the extent permitted by the DGCL, at least as favorable as those contained in the Articles of Incorporation and Bylaws of Company immediately prior to the Effective Time, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, employees or agents of Company unless such modification is required by law.

(b) Parent will cause the Surviving Corporation to honor and fulfill the obligations of Company and Parent pursuant to any written indemnification agreements identified on Schedule 3.15(a) to the Company Disclosure Statement.

(c) For a period of six (6) years after the Effective Time, Parent will or will cause the Surviving Corporation to maintain in effect directors’ and officers’ liability insurance covering those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy (a copy of which has been made available to Parent); provided, that such insurance shall be of at least the same coverage and amounts containing terms and conditions which are no less advantageous to former officers and directors of the Company; and provided, further, that in no event will Parent or the Surviving Corporation be required to expend in excess of $1,500,000 for such coverage in which event the Surviving Corporation shall maintain as much comparable insurance as can be obtained for such maximum dollar amount.

5.12 Affiliate Agreements. Concurrently with the execution and delivery hereof, Company shall deliver to Parent a list, reasonably satisfactory to counsel for Parent, setting forth the names of all Persons who are expected to be, at the Effective Time, in Company’s reasonable judgment, Affiliates of Company. Company shall furnish such information and documents as Parent may reasonably request for the purpose of reviewing such list. Company shall deliver a written agreement in substantially the form of Exhibit E attached hereto (a “Company Affiliate Agreement”) executed by each Person identified as an Affiliate in the list furnished pursuant to this Section 5.12 within ten (10) days after the execution of this Agreement.

5.13 Stock Exchange Listing. Prior to the Effective Time, if required by the rules of Nasdaq, Parent agrees to cause the shares of Parent Common Stock issuable, and those required to be reserved for issuance in connection with the Merger, to be eligible for trading on the Nasdaq National Market, subject to official notice of the issuance.

5.14 Resignation of Directors and Officers. Prior to the Effective Time, Company shall use its best efforts to deliver to Parent the resignations of such directors and officers of Company and its Subsidiaries as Parent shall specify at least ten business days prior to the Closing, effective at the Effective Time.

5.15 Consents of Parent’ and Company’s Accountants. Each of Parent and Company shall use commercially reasonable efforts to cause its independent accountants to deliver to Parent a consent, dated no more than three days prior to the date on which the Registration Statement shall become effective, in form reasonably satisfactory to Parent and customary in scope and substance for consents delivered by independent public accountants in connection with registration statements on Form S-4 under the Securities Act.

5.16 Voting Agreements. Concurrently with the execution hereof, Company shall deliver to Parent the Company Voting Agreements executed by each director and executive officer of Company identified on Schedule 5.16 of the Company Disclosure Statement. Concurrently with the execution hereof, Parent shall deliver to Company the Parent Voting Agreements executed by each director and executive officer of Parent identified on Schedule 5.16 of the Parent Disclosure Statement.

5.17 Form S-8. No later than ten (10) business days after the Effective Time, Parent shall file with the SEC a Registration Statement, on Form S-8 or other appropriate form under the Securities Act, to register Parent Common Stock issuable upon exercise of the Parent Exchange Options following the Effective Time. Parent shall use commercially reasonable efforts to cause such Registration Statement to remain effective until the exercise or expiration of such options.

5.18 Tax Treatment. Each of Parent and Company shall use its commercially reasonable efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code and to obtain the opinion of counsel referred to in Section 6.4, including by executing the Officer’s Certificate referred to in Sections 3.21 and 4.21 and delivering such Certificate prior to (i) the filing of the Registration Statement and (ii) the Closing.

5.19 SEC Filings.

(a) Company will deliver promptly to Parent true and complete copies of each report, registration statement or statement mailed by it to its security holders generally or filed by it with the SEC, in each case subsequent to the date hereof and prior to the Effective Time. As of their respective dates, such reports, including the consolidated financial statements included therein, and statements (excluding any information therein provided by Parent or Merger Sub, as to which Company makes no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with all applicable requirements of law. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in such reports, (x) shall comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (y) shall be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (z) shall fairly present the consolidated financial position of Company and the Company Subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount. The financial statements contained in the Company Form 10-K for the year ended June 30, 2005 shall be substantially identical to the Company Preliminary Financial Statements provided to the Parent prior to the date hereof.

(b) Parent will deliver promptly to Company true and complete copies of each report, registration statement or statement mailed by it to its security holders generally or filed by it with the SEC, in each case subsequent to the date hereof and prior to the Effective Time. As of their respective dates, such reports, including the consolidated financial statements included therein, and statements (excluding any information therein provided by Company, as to which neither Parent nor Merger Sub makes no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with all applicable requirements of law. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in such reports, (x) shall comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (y) shall be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (z) shall fairly present the consolidated financial position of Parent and the Parent Subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount.

5.20 Employee Benefit Matters. Parent and Company shall cooperate to identify employees of Company who Parent believes in its sole discretion are necessary or desirable for Parent’s proposed operations, and Parent will offer such employees of Company employment by Parent or the Surviving Corporation after the Effective Time (such offers may be made before or after the Effective Time). Company shall use commercially reasonable efforts to assist Parent in its efforts to enter into any employment arrangements with employees so identified. Any such employees who are offered employment by Parent and who accept such employment with Parent or the Surviving Corporation are referred to herein as “Continuing Employees.” Parent shall provide Company with copies of any offers of employment made by Parent to employees of Company prior to the Effective Time.

(b) Parent agrees to cause all Continuing Employees to be eligible to participate in the Parent Stock Plans and health and life insurance plans consistent with the eligibility criteria applied by Parent to other employees of Parent. The Continuing Employees shall receive full credit for prior years of service with Company and parity with Parent employees with respect to eligibility to participate in all Parent employee benefit plans, programs and policies. Compensation provided to Continuing Employees shall be determined by Parent in its sole discretion.

5.21 Stock Award Matters. Company shall, and shall cause the administrator(s) of each of the Company Stock Plans and Company Purchase Plan to take any and all actions necessary to cause the options granted under the Company Stock Plans and purchase rights granted under the Company Purchase Plan to be treated in accordance with Section 2.2 hereof.

5.22 Representation on Parent Board. Parent shall take such action as may be necessary to appoint Richard L. Scott to the Parent’s Board of Directors commencing as of the Effective Time. Such appointment shall be as a Class II director whose term expires at the 2007 annual meeting of stockholders of Parent.

5.23 Section 6043A. To the extent not otherwise received from the Company or the Company’s shareholders, at or prior to the Closing, the Company shall deliver to Parent the information required for Parent to comply with its reporting obligations (if any) under Section 6043A of the Code.

ARTICLE VI

CONDITIONS TO THE OBLIGATIONS OF EACH PARTY

The respective obligations of each party to this Agreement to effect the Merger shall be subject to the fulfillment on or before the Effective Time of each of the following conditions, any one or more of which may be waived in writing by all the parties hereto:

6.1 Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect and no proceedings for such purpose shall be pending before or threatened by the SEC.

6.2 Stockholder Approvals. The holders of at least at least a majority of the outstanding shares of Company Common Stock shall have approved the Agreement and the Merger at the Company Special Meeting or any adjournments or postponements thereof. Issuance of the shares pursuant to the Merger and the Financing Transaction shall have been duly approved by the Parent stockholders at the Parent Special Meeting, or any adjournment or postponement thereof.

6.3 Governmental Clearances. Other than the filing of the Articles of Merger and Certificate of Merger which shall be accomplished as provided in Section 1.2, all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Government Entity the failure of which to obtain or comply with would be reasonably likely to have a Company Material Adverse Effect or a Parent Material Adverse Effect shall have been obtained or filed.

6.4 Tax Matters. Each of Parent and Merger Sub shall have received an opinion of Heller Ehrman LLP, counsel to Parent and Merger Sub, and Company shall have received an opinion of Boult, Cummings, Conners & Berry, PLC, counsel to Company, each such opinion dated as of the Effective Time, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinions, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. If counsel to either Parent or Company does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to such party if counsel to the other party renders such opinion in the required form to such party.

6.5 Statute or Decree. No statute, rule, regulation, writ, order, temporary restraining order or preliminary or permanent injunction shall have been enacted, entered, promulgated or enforced by any court or other tribunal or governmental body or authority, which remains in effect, and prohibits the consummation of the Merger or otherwise makes it illegal, nor shall any governmental agency have instituted any action, suit or proceeding which remains pending and which seeks, and which is reasonably likely, to enjoin, restrain or prohibit the consummation of the Merger in accordance with the terms of this Agreement.

ARTICLE VII

CONDITIONS TO THE OBLIGATIONS OF COMPANY AND PARENT

7.1 Additional Conditions To The Obligations Of Company. The obligations of Company to effect the Merger shall be subject to the fulfillment of each of the following additional conditions, any one or more of which may be waived in writing by Company:

(a) The representations and warranties of Parent and Merger Sub contained in this Agreement (without regard to any materiality exceptions or provisions therein) shall be true and correct, in all respects, as of the Effective Time, with the same force and effect as if made at the Effective Time, except (i) for changes specifically permitted by the terms of this Agreement, (ii) that the accuracy of the representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and (iii) where the failure of such representations and warranties to be so true and correct does not constitute, or could not reasonably be expected to result in, a Parent Material Adverse Effect; provided, however, that notwithstanding the exception in clause (iii), the representations and warranties contained in Section 4.6 shall be deemed not true and correct in all respects if any amount set forth in Section 4.6 or Schedule 4.6 of the Parent Disclosure Schedule is incorrect by more than 25,000 shares.

(b) Parent and Merger Sub shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c) Parent and Merger Sub shall have furnished a certificate or certificates of Parent and Merger Sub executed on behalf of one or more of their respective officers to evidence compliance with the conditions set forth in Sections 7.1(a) and (b) of this Agreement.

(d) The Parent Common Stock issuable in connection with the Merger shall have been authorized for listing on Nasdaq, subject to official notice of the issuance, if required by the rules of Nasdaq.

7.2 Additional Conditions To The Obligations Of Parent And Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the fulfillment of each of the following additional conditions, any one or more of which may be waived in writing by Parent:

(a) The representations and warranties of Company, contained in this Agreement (without regard to any materiality exceptions or provisions therein) shall be true and correct, in all respects, as of the Effective Time, with the same force and effect as if made at the Effective Time, except (i) for changes specifically permitted by the terms of this Agreement, (ii) that the accuracy of the representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and (iii) where the failure of such representations and warranties to be so true and correct does not constitute, or could not reasonably be expected to result in a Company Material Adverse Effect; provided, however, that notwithstanding the exception in clause (iii), the representations and warranties contained in Section 3.6 shall be deemed not true and correct in all respects if any amount set forth in Section 3.6 or Schedule 3.6 of the Company Disclosure Schedule is incorrect by more than 25,000 shares.

(b) Company shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Company shall have furnished a certificate of Company executed by one of its officers to evidence compliance with the conditions set forth in Sections 7.2(a) and (b) of this Agreement.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approval of Company’s and Parent’s stockholders:

(a) by mutual written consent duly authorized by the boards of directors of Parent and Company;

(b) by either Company or Parent if the Merger shall not have been consummated by December 31, 2005 (the “Outside Date”), which date may be extended by mutual consent of the parties hereto, for any reason; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement. Notwithstanding the foregoing, if the failure to consummate the Merger by December 31, 2005 is due to a delay in obtaining (i) approval for the transactions contemplated by this Agreement pursuant to the HSR Act and/or (ii) a declaration of effectiveness from the SEC for the Registration Statement, the Outside Date shall be the earlier of (a) February 28, 2006 or (b) five (5) business days after both of the following have occurred: (x) approval of the transactions contemplated by this Agreement pursuant to the HSR Act and (y) the stockholder approvals contemplated by this Agreement have been obtained;

(c) by either Company or Parent if (i) a statute, rule, regulation or executive order shall have been enacted, entered or promulgated prohibiting the consummation of the Merger substantially on the terms contemplated hereby or (ii) a court of competent jurisdiction or other Government Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger (provided that the party seeking to terminate pursuant to this Section 8.1(c) shall have complied with its obligations under Section 5.8 and used its reasonable best efforts to have any such order, decree, ruling or other action vacated or lifted);

(d) by Parent or Company if the required approval of the stockholders of Company contemplated by this Agreement shall not have been obtained; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to Company where the failure to obtain Company stockholder approval shall have been caused by the action or failure to act of Company and such action or failure to act constitutes a material breach by Company of this Agreement;

(e) by the Parent or Company if the required approval of the stockholders of Parent contemplated by this Agreement shall not have been obtained; provided, however, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to Parent where the failure to obtain Parent stockholder approval shall have been caused by the action or failure to act of Parent and such action or failure to act constitutes a material breach by Parent of this Agreement;

(f) by Parent if (i) Company, any Company Subsidiary or any Company Representative shall have materially breached Section 5.3(a) or (d), or (ii) at any time prior to the adoption and approval of this Agreement and the Merger by the required vote of the stockholders of Company, if a Company Triggering Event (as hereinafter defined) shall have occurred;

(g) by Company, if, prior to the Company Special Meeting, the board of directors of Company has determined in good faith after receiving the advice of outside legal counsel, to withhold, withdraw, amend or modify its recommendation or approval of the Merger in order to approve and permit Company to accept a Company Superior Offer; provided, however, that Company may not terminate this Agreement pursuant to this Section 8.1(g) if either the Company, any Company Subsidiary or any Company Representative shall have breached Section 5.3(a); and provided, further, however, that Company may not terminate this Agreement pursuant to this Section 8.1(g) unless and until (A) three business days have elapsed following delivery to Parent of a written notice of such determinations by the board of directors of Company and during such three business day period Company has cooperated with Parent, including, without limitation, informing Parent of the terms and conditions of such Company Superior Offer, and the identity of the Person making such Company Superior Offer, with the intent of enabling the parties hereto agree to a modification of the terms and conditions of this Agreement so that the transactions contemplated hereby on such modified terms and conditions may be effected; (B) at the end of such three business day period the Acquisition Proposal continues in the good faith determination of the board of directors of Company to constitute a Company Superior Offer and the board of directors of Company confirms in good faith its determination, after receiving the advice of outside legal counsel, that the failure to take the action set forth in this Section and enter into an agreement to effect the Company Superior Offer would constitute a breach of its fiduciary duties under applicable law; and (C) concurrently with such termination (and as a condition to such termination) the Company pays the fees required by Section 8.3(b)(i);

(h) by Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 7.1(a) or Section 7.1(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that such inaccuracy in Parent’s representations and warranties or breach by Parent remains uncured on the date which is twenty (20) business days following written notice of such breach or inaccuracy from Company to Parent (it being understood that Company may not terminate this Agreement pursuant to this Section 8.1(h) if it shall have materially breached this Agreement and remains in breach of this Agreement as of the date of such termination);

(i) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of Company set forth in this Agreement, or if any representation or warranty of Company shall have become untrue, in either case such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that such inaccuracy in Company’s representations and warranties or breach by Company remains uncured on the date which is twenty (20) business days following written notice of such breach or inaccuracy from Parent to Company (it being understood that Parent may not terminate this Agreement pursuant to this Section 8.1(i) if it shall have materially breached this Agreement and remains in breach of this Agreement as of the date of such termination);

(j) by Parent, upon a breach by Richard L. Scott of the Company Voting Agreement to which he is a party;

(k) by Parent, if, prior to the Parent Special Meeting, the board of directors of Parent has determined in good faith after receiving the advice of outside legal counsel, to withhold, withdraw, amend or modify its recommendation or approval of the issuance of the shares pursuant to the Merger and the Financing Transaction in order to approve and permit Parent to accept a Parent Superior Offer; provided, however, that Parent may not terminate this Agreement pursuant to this Section 8.1(k) if either the Parent, any Parent Subsidiary or any Parent Representative shall have breached Section 5.3(b); and provided, further, however, that Parent may not terminate this Agreement pursuant to this Section 8.1(k) unless and until (A) three business days have elapsed following delivery to Company of a written notice of such determinations by the board of directors of Parent and during such three business day period Parent has cooperated with Company, including, without limitation, informing Company of the terms and conditions of such Parent Superior Offer, and the identity of the Person making such Parent Superior Offer; (B) at the end of such three business day period the Acquisition Proposal continues in the good faith determination of the board of directors of Parent to constitute a Parent Superior Offer and the board of directors of Parent confirms in good faith its determination, after receiving the advice of outside legal counsel, that the failure to take the action set forth in this Section and enter into an agreement to effect the Parent Superior Offer would constitute a breach of its fiduciary duties under applicable law; and (C) concurrently with such termination (and as a condition to such termination) the Parent pays the fees required by Section 8.3(b)(ii); and

(l) by Company if (i) Parent, any Parent Subsidiary or any Parent Representative shall have materially breached Section 5.3(b) or (e), or (ii) at any time prior to approval of the issuance of the shares pursuant to the Merger and Financing Transaction by the required vote of the stockholders of Parent, if a Parent Triggering Event (as hereinafter defined) shall have occurred.

(m) For the purposes of this Agreement, a “Company Triggering Event” shall be deemed to have occurred if: (i) the board of directors of Company or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Parent its recommendation that Company’s stockholders vote in favor of the adoption and approval of the Agreement or the approval of the Merger; (ii) Company shall have failed to include in the Company Proxy Statement/Prospectus the recommendation of the board of directors of Company that Company’s stockholders vote in favor of the adoption and approval of the Agreement and the approval of the Merger; (iii) the board of directors of Company or any committee thereof fails to reaffirm its recommendation that Company’s stockholders vote in favor of the adoption and approval of the Agreement and the approval of the Merger within ten (10) business days after Parent requests in writing that such recommendation be reaffirmed; (iv) the board of directors of Company or any committee thereof shall have approved or recommended any Acquisition Proposal with respect to Company; or (v) a tender or exchange offer relating to securities of Company shall have been commenced by a Person unaffiliated with Parent and Company shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that Company recommends rejection of such tender or exchange offer.

(n) For the purposes of this Agreement, a “Parent Triggering Event” shall be deemed to have occurred if: (i) the board of directors of Parent or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Company its recommendation that Parent’s stockholders vote in favor of the issuance of the shares pursuant to the Merger and the Financing Transaction; (ii) Parent shall have failed to include in the Parent Proxy Statement the recommendation of the board of directors of Parent that Parent’s stockholders vote in favor of the issuance of the shares pursuant to the Merger and the Financing Transaction; (iii) the board of directors of Parent or any committee thereof fails to reaffirm its recommendation that Parent’s stockholders vote in favor of the issuance of the shares pursuant to the

Merger and Financing Transaction within ten (10) business days after Parent requests in writing that such recommendation be reaffirmed; (iv) the board of directors of Parent or any committee thereof shall have approved or recommended any Acquisition Proposal with respect to Parent; or (v) a tender or exchange offer relating to securities of Parent shall have been commenced by a Person unaffiliated with Company and Parent shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that Parent recommends rejection of such tender or exchange offer.

8.2 Notice of Termination; Effect of Termination. Except as otherwise provided in this Agreement, any termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of a valid written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect, except (i) as set forth in Section 3.23, Section 8.2, Section 8.3 and Article IX, each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

8.3 Fees and Expenses.

(a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Parent and Company shall share equally all fees and expenses, other than attorneys’ and accountants fees and expenses, incurred in relation to the printing and filing (with the SEC) of the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto, the Company Proxy Statement/Prospectus and the Parent Proxy Statement (including any preliminary materials related thereto).

(b) Payments.

(i) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(f) or Section 8.1(j) or by Company pursuant to Section 8.1(g), Company shall pay Parent a fee equal to $9 million (the “Company Termination Fee”) plus the Parent Expenses (as hereinafter defined). The Company shall pay the amounts required by this Section 8.3(b)(i) in immediately available funds within two (2) business days of notice by Parent of termination and, in the case of termination by Company, such amounts shall be paid concurrently with, and as a condition to, providing notice of termination.

(ii) In the event that this Agreement is terminated by Company pursuant to Section 8.1(l) or by Parent pursuant to Section 8.1(k), Parent shall pay Company a fee equal to $9 million (the “Parent Termination Fee”) plus the Company Expenses (as hereinafter defined). The Parent shall pay the amounts required by this Section 8.3(b)(ii) in immediately available funds within two (2) business days of notice by Company of termination and, in the case of termination by Parent, such amounts shall be paid concurrently with, and as a condition to, providing notice of termination.

(iii) In the event that (A) this Agreement is terminated by Parent or Company, as applicable, pursuant to Section 8.1(b) or Section 8.1(d) and (B) following the date hereof and prior to the termination of this Agreement, a third party has publicly announced an Acquisition Proposal with respect to Company and within 12 months following the termination of this Agreement, a Company Acquisition (as hereinafter defined) is consummated or Company enters into an agreement providing for a Company Acquisition by a third party, Company shall pay Parent the Company Termination Fee, plus the Parent Expenses, less any amounts theretofore paid to Parent pursuant to clauses (i) and (iii) of this Section 8.3(b). Such payment shall be made promptly, but in no event later than two (2) business days after the consummation of such Company Acquisition (regardless of when such consummation occurs if Company has entered into such an agreement with such third party within such 12-month period) in immediately available funds.

(iv) In the event that this Agreement is terminated by Parent or Company pursuant to Section 8.1(d), Company shall reimburse Parent for all documented expenses incurred by Parent in connection with this Agreement and the transactions contemplated hereby (the “Parent Expenses”), not to exceed an amount of $1 million in the aggregate, in immediately available funds not later than ten (10) business days after termination of this Agreement.

(v) In the event that this Agreement is terminated by Parent or Company pursuant to Section 8.1(e), Parent shall reimburse Company for all documented expenses incurred by Company in connection with this Agreement and the transactions contemplated hereby (the “Company Expenses”), not to exceed an amount of $1 million in the aggregate, in immediately available funds not later than ten (10) business days after termination of this Agreement.

(vi) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(i) because the condition set forth in Section 7.2(a) or Section 7.2(b) is not satisfied, Company shall not later than ten (10) business days after the date of such termination, reimburse Parent for the Parent Expenses, not to exceed an amount of $1 million in the aggregate, in immediately available funds.

(vii) In the event that this Agreement is terminated by Company pursuant to Section 8.1(h) because the condition set forth in Section 7.1(a) or Section 7.1(b) is not satisfied, Parent shall not later than ten (10) business days after the date of such termination, reimburse Company for the Company Expenses, not to exceed an amount of $1 million in the aggregate, in immediately available funds.

Each of Parent and Company acknowledges that the agreements contained in this Section 8.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Parent or Company (as applicable, the “Breaching Party”) fails to pay in a timely manner the amounts due pursuant to this Section 8.3(b), and, in order to obtain such payment, the other party (the “Aggrieved Party”) makes a claim that results in a judgment against the Breaching Party for any or all of the amounts set forth in this Section 8.3(b), the Breaching Party shall pay to the Aggrieved Party its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amounts set forth in this Section 8.3(b) at the prime rate of The Chase Manhattan Bank in effect on the date such payment was required to be made.

For the purposes of this Agreement, “Company Acquisition” shall mean any of the following transactions (other than the transactions contemplated by this Agreement): (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Company pursuant to which Company’s stockholders immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction, (ii) a sale or other disposition by Company of assets representing in excess of 50% of the aggregate fair market value of Company’s business immediately prior to such sale, or (iii) the acquisition by any Person (including by way of a tender offer or an exchange offer or issuance by Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of Company.

ARTICLE IX

MISCELLANEOUS

9.1 Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified or supplemented only by written agreement of Parent, Merger Sub and Company at any time prior to the Effective Time; provided, however, that after approval of this Agreement and the Merger by the stockholders of Company, no such amendment or modification shall (a) change the amount or form of the consideration to be received by Company’s stockholders in the Merger in exchange for the Company Common Stock, or (b) change any other term or condition of the Merger if such change would materially and adversely affect the Company or the holders of any Company Common Stock.

9.2 Waiver of Compliance; Consents. Any failure of Parent or Merger Sub, on the one hand, or Company, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by Company (with respect to any failure by Parent or Merger Sub) or Parent or Merger Sub (with respect to any failure by Company), respectively, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 9.2.

9.3 Survival; Investigations. The respective representations and warranties of Parent, Merger Sub and Company contained herein or in any certificates or other documents delivered prior to or at the Closing shall not be deemed waived or otherwise affected by any investigation made by any party hereto and shall not survive the Effective Time.

9.4 Notices. All notices and other communications hereunder shall be in writing and shall be delivered personally by overnight courier or similar means or sent by facsimile with written confirmation of receipt, to the parties at the addresses specified below or at such other address for a party as shall be specified by like notice. Any such notice shall be effective upon receipt, if personally delivered or on the next business day following transmittal if sent by confirmed facsimile. Notices, including oral notices, shall be delivered as follows:

if to Company, to:	CyberGuard Corporation
350 SW 12th Avenue
Deerfield Beach, FL 33442
Telephone: 954-375-3500
Facsimile: 954-375-3501
Attention: Patrick J. Clawson

with a copy to:	Boult, Cummings, Conners & Berry, PLC
1600 Division Street, Suite 700
Nashville, TN 37203
Telephone: 615-252-2300
Facsimile: 615-252-6300
Attention: Stephen T. Braun, Esq.

if to Parent, or Merger Sub, to:	4810 Harwood Road
San Jose, CA 95124
Telephone: 408-979-6180
Facsimile: 408-979-6505
Attention: John McNulty

with a copy to:	2675 Long Lake Road
St. Paul, MN 55113
Telephone: 651-628-6221
Facsimile: 651-628-2714
Attention: Mary Budge

and

Heller Ehrman LLP
275 Middlefield Road
Menlo Park, CA 94025-3506
Telephone: 650 324-7000
Facsimile: 650 324-0638
Attention: Kyle Guse, Esq.

9.5 Assignment; Third Party Beneficiaries. Neither this Agreement nor any right, interest or obligation hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or remedies upon any Person other than the parties hereto and, with respect only to Section 5.11, the Indemnified Parties.

9.6 Governing Law. Except to the extent that Florida law applies mandatorily to the Merger or any action taken in respect thereof by Company or its board of directors or stockholders, this Agreement shall be governed by the laws of the State of Delaware without reference to principles of conflicts of laws.

9.7 Specific Enforcement; Consent to Jurisdiction. The parties hereto agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in any state court in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Delaware or of any state court located in the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than a Federal court located in the State of Delaware or a state court located in the State of Delaware. Within ten (10) business days of the date hereof, Company shall duly appoint an agent to accept service of process in the State of Delaware and shall provide Parent with the name and contact information for such agent.

9.8 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.9 Severability. In case any one or more of the provisions contained in this Agreement should be finally determined to be invalid, illegal or unenforceable in any respect against a party hereto, it shall be adjusted if possible to effect the intent of the parties. In any event, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, and such invalidity, illegality or unenforceability shall only apply as to such party in the specific jurisdiction where such final determination shall have been made.

9.10 Interpretation. The Article and Section headings contained in this Agreement are solely for the purpose of reference and shall not in any way affect the meaning or interpretation of this Agreement. The word “including” shall be deemed to mean “including without limitation.”

9.11 Entire Agreement. This Agreement, the Company Voting Agreements, the Parent Voting Agreements and the Confidentiality Agreement including the exhibits hereto and the documents and instruments referred to herein (including the Company Disclosure Statement and the Parent Disclosure Statement), embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no representations, promises, warranties, covenants, or undertakings, other than those expressly set forth or referred to herein and therein.

9.12 Definition of “law”. When used in this Agreement “law” refers to any applicable law (whether civil, criminal or administrative) including, without limitation, common law, statute, statutory instrument, treaty, regulation, directive, decision, code, order, decree, injunction, resolution or judgment of any government, quasi-government, supranational, federal, state or local government, statutory or regulatory body, court, or agency.

9.13 Rules of Construction. Each party to this Agreement has been represented by counsel during the preparation and execution of this Agreement, and therefore waives any rule of construction that would construe ambiguities against the party drafting the agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, Secure Computing Corporation, Merger Sub and CyberGuard Corporation have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

SECURE COMPUTING CORPORATION

By:	/s/ JOHN MCNULTY
John McNulty Chief Executive Officer

BAILEY ACQUISITION CORP.

By:	/s/ MARY K. BUDGE
Mary K. Budge President

CYBERGUARD CORPORATION

By:	/s/ PATRICK J. CLAWSON
Patrick J. Clawson Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

COMPANY VOTING AGREEMENT

This COMPANY VOTING AGREEMENT (“Agreement”) is made and entered into as of August     , 2005 by and between Secure Computing Corporation, a Delaware corporation (“Parent”), and the person whose name appears on the signature page hereto as a shareholder (“Shareholder”) of CyberGuard Corporation, a Florida corporation (“Company”).

A. Concurrently with the execution of this Agreement, Company, Bailey Acquisition Corp., a Delaware corporation (“Merger Sub”), and Parent are entering into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), pursuant to which the parties thereto have agreed, upon the terms and subject to the conditions set forth therein, to merge the Company with and into Merger Sub (the “Merger”). Capitalized terms used and not otherwise defined herein, and defined in the Merger Agreement, shall have the respective meanings ascribed to them in the Merger Agreement.

B. As of the date hereof, Shareholder Beneficially Owns the number of outstanding shares of the Common Stock of Company (“Company Common Stock”) set forth on the signature page hereto.

C. As inducement and a condition to entering into the Merger Agreement, Parent has required Shareholder to agree, and Shareholder has agreed, to enter into this Agreement.

The parties agree as follows:

1. Certain Definitions. For purposes of this Agreement:

(a) “Beneficially Own” or “Beneficial Ownership” with respect to any securities means having “beneficial ownership” of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a person include securities Beneficially Owned by all other persons with whom such person would constitute a “group” within the meaning of Section 13(d) of the Exchange Act with respect to the securities of the same issuer.

(b) “Existing Shares” means all issued and outstanding shares of Company Common Stock owned of record or Beneficially Owned by Shareholder (now or hereafter acquired prior to termination of this Agreement) and over which Shareholder has voting control as of the record date for persons entitled (i) to receive notice of, and to vote at, a meeting of the shareholders of Company called for purposes of voting on the Merger Agreement and the Merger, or (ii) to take action by written consent of the shareholders of Company with respect to the Merger Agreement and the Merger.

(c) “Voting Period” means the period commencing on the date of this Agreement and continuing until the termination of this Agreement.

2. Representations and Warranties of Shareholder. Shareholder represents and warrants to Parent as follows:

(a) On the date hereof, Shareholder Beneficially Owns the outstanding shares of Company Common Stock set forth on the signature page hereto and holds stock options to purchase the number of shares of Company Common Stock set forth on the signature page hereto. On the date hereof, such shares constitute all of the outstanding shares of Company Common Stock Beneficially Owned by Shareholder and all of the shares of Company Common Stock subject to stock options held by Shareholder. On the date hereof, there are no outstanding options or other rights to acquire from Shareholder, or obligations of Shareholder to sell, any shares of Company Common Stock. Except as permitted by this Agreement, the shares of Company Common Stock set forth on the signature page hereto are held by Shareholder, or by a nominee or custodian for the benefit of

Shareholder, free and clear of all mortgages, claims, charges, liens, security interests, pledges, options, proxies, voting trusts or agreements (“Encumbrances”), except for any such Encumbrances arising hereunder.

(b) Shareholder has the legal capacity, power and authority to enter into and perform all of Shareholder’s obligations under this Agreement. This Agreement has been duly and validly executed and delivered by Shareholder and constitutes a valid and binding agreement of Shareholder, enforceable against Shareholder in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

(c) Except for any applicable filings under federal and state securities laws, no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is required to be made or obtained by Shareholder for the execution of this Agreement by Shareholder or compliance by Shareholder with the provisions hereof. Neither the execution and delivery of this Agreement by Shareholder nor the compliance by Shareholder with the provisions hereof will (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, acceleration, redemption or purchase) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Shareholder is a party or by which Shareholder or any of Shareholder’s properties or assets is bound, or (ii) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to Shareholder or any of the Existing Shares.

(d) If Shareholder is married and the Existing Shares constitute community property, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, Shareholder’s spouse, enforceable against such person in accordance with its terms.

(e) Shareholder understands and acknowledges that Parent is entering into, and causing Merger Sub to enter into, the Merger Agreement in reliance upon Shareholder’s concurrent execution and delivery of this Agreement.

3. Representations And Warranties Of Parent. Parent hereby represents and warrants to Shareholder as follows:

(a) Parent has the corporate power and authority to enter into and perform all of its obligations under this Agreement. This Agreement has been duly and validly executed and delivered by Parent and constitutes a valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

(b) Except for filings under the Exchange Act, no filing with, and no permit, authorization, consent or approval of, any Government Entity is necessary for the execution of this Agreement by Parent. Neither the execution and delivery of this Agreement by Parent nor compliance by Parent with any of the provisions hereof shall (i) conflict with or result in any breach of any organizational documents of Parent, (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, acceleration, redemption or purchase) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation of any kind to which Parent is a party or by which Parent or any of its properties or assets is bound, or (iii) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to Parent or any of its properties or assets.

4. Disclosure. Shareholder hereby agrees to permit Parent to publish and disclose in the Registration Statement and the Proxy Statement/Prospectus (including all documents and schedules filed with the SEC), and in any press release or other disclosure document which Parent reasonably determines to be necessary or desirable to comply with applicable law or the rules and regulations of The Nasdaq Stock Market in connection with the Merger and any transactions related thereto, Shareholder’s identity and ownership of Company Common Stock and the nature of Shareholder’s commitments, arrangements and understandings under this Agreement, provided that any public announcement or disclosure is made in accordance with the terms of the Merger Agreement.

5. Voting Agreement. Shareholder hereby irrevocably and unconditionally agrees that, during the period commencing on the date hereof and continuing until the first to occur of the Effective Time or termination of this Agreement Shareholder will (a) appear (in person or by proxy) at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Company Common Stock, however called, or otherwise cause the Existing Shares then Beneficially Owned by Shareholder to be counted as present thereat for purposes of establishing a quorum, and (b) vote or provide a written consent with respect to the Existing Shares (or will cause the Existing Shares to be voted, or cause a written consent to be provided with respect to the Existing Shares) in favor of the Merger and the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger. Shareholder will also vote or provide a written consent with respect to the Existing Shares (or will cause the Existing Shares to be voted, or cause a written consent to be provided with respect to the Existing Shares) against any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Company contained in the Merger Agreement or which could result in any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled. Shareholder agrees not to enter into any agreement or commitment with any Person the effect of which would be inconsistent with or violative of the provisions and agreements contained in this Section 6.

6. Grant of Irrevocable Proxy; Further Assurances.

(a) Shareholder hereby appoints Parent and any designee of Parent, and each of them individually, as such Shareholder’s proxy and attorney-in-fact, with full power of substitution and resubstitution, to represent and to vote during the Voting Period the Existing Shares from time to time beneficially owned by Shareholder (or act by written consent during the Voting Period with respect to the Existing Shares) in accordance with Section 6 (including with respect to any procedural matters related thereto). This proxy is given to Parent to secure the performance of the duties of the Shareholder under this Agreement. Shareholder shall promptly cause a copy of this Agreement to be deposited with Secretary of the Company. Shareholder shall take further action or execute such other instruments as may be necessary to effectuate the intent of this proxy.

(b) The proxy and power of attorney granted pursuant to Section 6(a) by Shareholder shall be irrevocable until termination of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by such Shareholder. The power of attorney granted by Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

(c) Shareholder shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in Parent the power to carry out and give effect to the provisions of this Agreement.

7. Covenants.

(a) Except for Encumbrances in existence as of the date hereof, Shareholder agrees that during the Voting Period, except as contemplated by the terms of this Agreement, it shall not (i) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (including by merger, testamentary disposition, interspousal disposition pursuant to spousal domestic relations proceedings or otherwise, or otherwise by operation of law) (collectively, “Transfer”), or enter into any contract, option or other agreement to Transfer any or all of the Existing Shares; provided, however, that Shareholder may Transfer any or all of its Existing Shares to any Person that agrees in writing to be bound by the terms of this Agreement and, with the consent of Parent, may pledge or encumber any Existing Shares so long as such pledge or encumbrance would not impair Shareholder’s ability to perform its obligations under this Agreement; (ii) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Existing Shares; or (iii) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting its ability to perform its obligations under this Agreement.

(b) In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term “Existing Shares” shall be deemed to refer to and include the Existing Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Existing Shares may be changed or exchanged or which are received in such transaction.

8. Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to effectuate the provisions by this Agreement.

9. Termination. This Agreement shall terminate on the earliest to occur of: (a) the termination of the Merger Agreement in accordance with the terms of the Merger Agreement; (b) the agreement of the parties hereto to terminate this Agreement; or (c) the consummation of the Merger.

10. Miscellaneous.

(a) This Agreement may be amended, modified or supplemented only by written agreement of Parent and Shareholder.

(b) Any failure of Shareholder, on the one hand, or Parent, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by Parent (with respect to any failure by Shareholder) or Shareholder (with respect to any failure by Parent or Merger Sub), respectively, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 10(b).

(c) All notices and other communications hereunder shall be in writing and shall be delivered personally by overnight courier or similar means or sent by facsimile with written confirmation of receipt, to the parties at the addresses specified below (or at such other address for a party as shall be specified by like notice. Any such notice shall be effective upon receipt, if personally delivered or on the next business day following transmittal if sent by confirmed facsimile. Notices, including oral notices, shall be delivered as follows:

if to Shareholder, at the address set forth on the signature page, with a copy to (if blank no such copy shall be required):

Telephone:
Facsimile:
Attention:

if to Parent, or Merger Sub, to:	4810 Harwood Road
San Jose, CA 95124
Telephone: 408-979-6180
Facsimile: 408-979-6505
Attention: John McNulty

with a copy to:	2675 Long Lake Road
St. Paul, MN 55113
Telephone: 651-628-6221
Facsimile: 651-628-2714
Attention: Mary Budge

and

Heller Ehrman LLP
275 Middlefield Road
Menlo Park, CA 94025-3506
Telephone: 650-324-7000
Facsimile: 650-324-0638
Attention: Kyle Guse, Esq.

(d) Neither this Agreement nor any right, interest or obligation hereunder shall be assigned by either of the parties hereto without the prior written consent of the other party. This Agreement shall be binding upon and inure to the benefit of Parent and its successors and permitted assigns and shall be binding upon Shareholder and Shareholder’s heirs, successors and assigns by will or by the laws of descent. This Agreement is not intended to confer any rights or remedies hereunder upon any other person except the parties hereto.

(e) This Agreement shall be governed by the laws of the State of Florida without reference to principles of conflicts of law.

(f) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(g) In case any one or more of the provisions contained in this Agreement should be finally determined to be invalid, illegal or unenforceable in any respect against a party hereto, it shall be adjusted if possible to effect the intent of the parties. In any event, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, and such invalidity, illegality or unenforceability shall only apply as to such party in the specific jurisdiction where such final determination shall have been made.

(h) The section headings contained in this Agreement are solely for the purpose of reference and shall not in any way affect the meaning or interpretation of this Agreement. The word “including” shall be deemed to mean “including without limitation.”

(i) This Agreement embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no representations, promises, warranties, covenants, or undertakings, other than those expressly set forth or referred to herein and therein.

(j) When used in this Agreement “law” refers to any applicable law (whether civil, criminal or administrative) including, without limitation, common law, statute, statutory instrument, treaty, regulation, directive, decision, code, order, decree, injunction, resolution or judgment of any government, quasi-government, supranational, federal, state or local government, statutory or regulatory body, court, or agency.

(k) Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages. Therefore, in the event of any such breach, the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity and the parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

(l) All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

(m) From time to time, at any other party’s reasonable request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or reasonably desirable to effectuate the provisions of this Agreement.

(n) Notwithstanding any other provision of this Agreement (including, without limitation, Section 5 hereof), it is expressly understood and agreed that this Agreement shall not limit or restrict any actions taken by Shareholder in his capacity as a director or officer of Company in exercising the Company’s rights under the Merger Agreement.

(o) Each party to this Agreement has been represented by counsel during the preparation and execution of this Agreement, and therefore waives any rule of construction that would construe ambiguities against the party drafting the agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have signed this Company Voting Agreement, in the case of Parent by its duly authorized officer, as of the date first above written.

SECURE COMPUTING CORPORATION

Shareholder Name

By:

Print Name:

Signature:	Print Title:

Spousal Signature if Applicable:

Shareholder Address:

Fax:

NUMBER OF OUTSTANDING SHARES BENEFICIALLY OWNED BY SHAREHOLDER:

NUMBER OF SHARES SUBJECT TO STOCK OPTIONS HELD BY SHAREHOLDER:

ADDRESS OF SHAREHOLDER:

Exhibit B

PARENT VOTING AGREEMENT

This PARENT VOTING AGREEMENT (“Agreement”) is made and entered into as of August     , 2005 by and between CyberGuard Corporation, a Florida corporation (the “Company”), and the person whose name appears on the signature page hereto as a shareholder of Secure Computing Corporation, a Delaware corporation (“Parent”), acting in his capacity as a shareholder of Parent and not in any other capacity (“Shareholder”).

A. Concurrently with the execution of this Agreement, Parent, Bailey Acquisition Corp., a Delaware corporation (“Merger Sub”), and the Company are entering into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), pursuant to which the parties thereto have agreed, upon the terms and subject to the conditions set forth therein, to merge the Company with and into Merger Sub (the “Merger”). Capitalized terms used and not otherwise defined herein, and defined in the Merger Agreement, shall have the respective meanings ascribed to them in the Merger Agreement.

B. As of the date hereof, Shareholder Beneficially Owns the number of outstanding shares of the Common Stock of Parent (“Parent Common Stock”) set forth on the signature page hereto.

C. As inducement and a condition to entering into the Merger Agreement, the Company has required Shareholder to agree, and Shareholder has agreed, to enter into this Agreement.

The parties agree as follows:

1. Certain Definitions. For purposes of this Agreement:

(a) “Beneficially Own” or “Beneficial Ownership” with respect to any securities means having “beneficial ownership” of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a person include securities Beneficially Owned by all other persons with whom such person would constitute a “group” within the meaning of Section 13(d) of the Exchange Act with respect to the securities of the same issuer.

(b) “Existing Shares” means all issued and outstanding shares of Parent Common Stock owned of record or Beneficially Owned by Shareholder (now or hereafter acquired prior to termination of this Agreement) and over which Shareholder has voting control as of the record date for persons entitled (i) to receive notice of, and to vote at, a meeting of the shareholders of Parent called for purposes of voting on approval of issuance of the shares in the Merger and in the Financing Transaction, or (ii) to take action by written consent of the shareholders of Parent with respect to the Merger and Financing Transaction.

(c) “Voting Period” means the period commencing on the date of this Agreement and continuing until the termination of this Agreement.

2. Representations and Warranties of Shareholder. Shareholder represents and warrants to the Company as follows:

(a) On the date hereof, Shareholder Beneficially Owns the outstanding shares of Parent Common Stock set forth on the signature page hereto and holds stock options to purchase the number of shares of Parent Common Stock set forth on the signature page hereto. On the date hereof, such shares constitute all of the outstanding shares of Parent Common Stock Beneficially Owned by Shareholder and all of the shares of Parent Common Stock subject to stock options held by Shareholder. On the date hereof, there are no outstanding options or other rights to acquire from Shareholder, or obligations of Shareholder to sell, any shares of Parent Common Stock. Except as permitted by this Agreement, the shares of Parent Common Stock set forth on the signature page hereto are held by Shareholder, or by a nominee or custodian for the benefit of Shareholder, free and clear of all mortgages, claims, charges, liens, security interests, pledges, options, proxies, voting trusts or agreements (“Encumbrances”), except for any such Encumbrances arising hereunder.

(b) Shareholder has the legal capacity, power and authority to enter into and perform all of Shareholder’s obligations under this Agreement. This Agreement has been duly and validly executed and delivered by Shareholder and constitutes a valid and binding agreement of Shareholder, enforceable against Shareholder in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

(c) Except for any applicable filings under federal and state securities laws, no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is required to be made or obtained by Shareholder for the execution of this Agreement by Shareholder or compliance by Shareholder with the provisions hereof. Neither the execution and delivery of this Agreement by Shareholder nor the compliance by Shareholder with the provisions hereof will (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, acceleration, redemption or purchase) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Shareholder is a party or by which Shareholder or any of Shareholder’s properties or assets is bound, or (ii) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to Shareholder or any of the Existing Shares.

(d) If Shareholder is married and the Existing Shares constitute community property, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, Shareholder’s spouse, enforceable against such person in accordance with its terms.

(e) Shareholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon Shareholder’s concurrent execution and delivery of this Agreement.

3. Representations And Warranties Of the Company. The Company hereby represents and warrants to Shareholder as follows:

(a) The Company has the corporate power and authority to enter into and perform all of its obligations under this Agreement. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

(b) Except for filings under the Exchange Act, no filing with, and no permit, authorization, consent or approval of, any Government Entity is necessary for the execution of this Agreement by the Company. Neither the execution and delivery of this Agreement by the Company nor compliance by the Company with any of the provisions hereof shall (i) conflict with or result in any breach of any organizational documents of the Company, (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, acceleration, redemption or purchase) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation of any kind to which the Company is a party or by which the Company or any of its properties or assets is bound, or (iii) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to the Company or any of its properties or assets.

4. Disclosure. Shareholder hereby agrees to permit the Company to publish and disclose in the Registration Statement and the Proxy Statement/Prospectus (including all documents and schedules filed with the SEC), and in any press release or other disclosure document which the Company reasonably determines to be necessary or desirable to comply with applicable law or the rules and regulations of The Nasdaq Stock Market in connection with the Merger and any transactions related thereto, Shareholder’s identity and ownership of Parent Common Stock and the nature of Shareholder’s commitments, arrangements and understandings under this Agreement, provided that any public announcement or disclosure is made in accordance with the terms of the Merger Agreement.

5. Voting Agreement. Shareholder hereby irrevocably and unconditionally agrees that, during the period commencing on the date hereof and continuing until the first to occur of the Effective Time or termination of this Agreement (a) Shareholder will appear (in person or by proxy) at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Parent Common Stock, however called, or otherwise cause the Existing Shares then Beneficially Owned by Shareholder to be counted as present thereat for purposes of establishing a quorum, and (b) Shareholder will vote or provide a written consent with respect to the Existing Shares (or will cause the Existing Shares to be voted, or cause a written consent to be provided with respect to the Existing Shares) in favor of issuance of the shares in the Merger and the Financing Transaction and any matter that could reasonably be expected to facilitate the Merger and Financing Transaction. Shareholder will also vote or provide a written consent with respect to the Existing Shares (or will cause the Existing Shares to be voted, or cause a written consent to be provided with respect to the Existing Shares) against any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Parent contained in the Merger Agreement or which could result in any of the conditions to the Parent’s obligations under the Merger Agreement not being fulfilled. Shareholder agrees not to enter into any agreement or commitment with any Person the effect of which would be inconsistent with or violative of the provisions and agreements contained in this Section 6.

6. Grant of Irrevocable Proxy; Further Assurances.

(a) Shareholder hereby appoints the Company and any designee of the Company, and each of them individually, as such Shareholder’s proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the Voting Period with respect to the Existing Shares in accordance with Section 6. This proxy is given to the Company the performance of the duties of each Shareholder under this Agreement. Shareholder shall promptly cause a copy of this Agreement to be deposited with the Company at its principal place of business. Shareholder shall take further action or execute such other instruments as may be necessary to effectuate the intent of this proxy.

(b) The proxy and power of attorney granted pursuant to Section 7(a) by Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by such Shareholder. The power of attorney granted by Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of such Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

(c) Shareholder shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in the Company the power to carry out and give effect to the provisions of this Agreement.

7. Covenants.

(a) Except for Encumbrances in existence as of the date hereof, Shareholder agrees that during the Voting Period, except as contemplated by the terms of this Agreement, it shall not (i) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (including by merger, testamentary disposition, interspousal disposition pursuant to spousal domestic relations proceedings or otherwise, or otherwise by operation of law) (collectively, “Transfer”), or enter into any contract, option or other agreement to Transfer any or all of the Existing Shares; provided, however, that Shareholder may Transfer any or all of its Existing Shares to any Person that agrees in writing to be bound by the terms of this Agreement and, with the consent of the Company, may pledge or encumber any Existing Shares so long as such pledge or encumbrance would not impair Shareholder’s ability to perform its obligations under this Agreement; or (ii) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting its ability to perform its obligations under this Agreement.

(b) In the event of a stock dividend or distribution, or any change in the Parent Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term “Existing Shares” shall be deemed to refer to and include the Existing Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Existing Shares may be changed or exchanged or which are received in such transaction.

8. Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to effectuate the provisions by this Agreement.

9. Termination. This Agreement shall terminate on the earliest to occur of: (a) the termination of the Merger Agreement in accordance with the terms of the Merger Agreement; (b) the agreement of the parties hereto to terminate this Agreement; or (c) the consummation of the Merger.

10. Miscellaneous.

(a) Subject to applicable law, this Agreement may be amended, modified or supplemented only by written agreement of the Company and Shareholder at any time prior to the termination of this Agreement.

(b) Any failure of Shareholder, on the one hand, or the Company, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by the Company (with respect to any failure by Shareholder) or Shareholder (with respect to any failure by the Company), respectively, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 10(b).

(c) All notices and other communications hereunder shall be in writing and shall be delivered personally by overnight courier or similar means or sent by facsimile with written confirmation of receipt, to the parties at the addresses specified below (or at such other address for a party as shall be specified by like notice. Any such notice shall be effective upon receipt, if personally delivered or on the next business day following transmittal if sent by confirmed facsimile. Notices, including oral notices, shall be delivered as follows:

if to Shareholder, at the address set forth on the signature page, with a copy to (if blank no such copy shall be required):

Telephone:
Facsimile:
Attention:

if to the Company:

Telephone:
Facsimile:
Attention:

with a copy to:

Telephone:
Facsimile:
Attention:

and

Telephone:
Facsimile:
Attention:

(d) Neither this Agreement nor any right, interest or obligation hereunder shall be assigned by either of the parties hereto without the prior written consent of the other party. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or remedies hereunder upon any other person except the parties hereto.

(e) This Agreement shall be governed by the laws of the State of Delaware without reference to principles of conflicts of law.

(f) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(g) In case any one or more of the provisions contained in this Agreement should be finally determined to be invalid, illegal or unenforceable in any respect against a party hereto, it shall be adjusted if possible to effect the intent of the parties. In any event, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, and such invalidity, illegality or unenforceability shall only apply as to such party in the specific jurisdiction where such final determination shall have been made.

(h) The section headings contained in this Agreement are solely for the purpose of reference and shall not in any way affect the meaning or interpretation of this Agreement. The word “including” shall be deemed to mean “including without limitation.”

(i) This Agreement embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no representations, promises, warranties, covenants, or undertakings, other than those expressly set forth or referred to herein and therein.

(j) When used in this Agreement “law” refers to any applicable law (whether civil, criminal or administrative) including, without limitation, common law, statute, statutory instrument, treaty, regulation, directive, decision, code, order, decree, injunction, resolution or judgment of any government, quasi-government, supranational, federal, state or local government, statutory or regulatory body, court, or agency.

(k) Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages. Therefore, in the event of any such breach, the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

(l) All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

(m) From time to time, at any other party’s reasonable request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or reasonably desirable to effectuate the provisions of this Agreement.

(n) Notwithstanding any other provision of this Agreement (including, without limitation, Section 5 hereof), it is expressly understood and agreed that this Agreement shall not bind or obligate Shareholder in his capacity as a director or officer of Parent.

(o) Each party to this Agreement has been represented by counsel during the preparation and execution of this Agreement, and therefore waives any rule of construction that would construe ambiguities against the party drafting the agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have signed this Parent Voting Agreement, in the case of the Company by its duly authorized officer, as of the date first above written.

CYBERGUARD CORPORATION

Shareholder Name

By:

Print Name:

Signature:	Print Title:

Spousal Signature if Applicable:

Shareholder Address:

Fax:

NUMBER OF OUTSTANDING SHARES BENEFICIALLY OWNED BY SHAREHOLDER:

NUMBER OF SHARES SUBJECT TO STOCK OPTIONS HELD BY SHAREHOLDER:

ADDRESS OF SHAREHOLDER:

Exhibit C

ARTICLES OF MERGER

of

CYBERGUARD CORPORATION, a Florida corporation

with and into

BAILEY ACQUISITION CORP., a Delaware corporation

The following Articles of Merger are being executed and filed in accordance with Sections 607.1105 and 607.1107 of the Florida Business Corporation Act (the “FBCA”).

1. The name of the surviving entity is BAILEY ACQUISITION CORP., a Delaware corporation (the “Surviving Entity”).

2. The name of the merging entity is is CYBERGUARD CORPORATION, a Florida corporation (the “Merging Entity”).

3. The Agreement and Plan of Merger, dated as of August     , 2005, among Secure Computing Corporation, the Surviving Entity and the Merging Entity (the “Plan of Merger”), providing for the merger of the Merging Entity with and into the Surviving Entity (the “Merger”), is attached hereto as Exhibit A and incorporated herein by reference.

4. The Merger shall become effective at 8:00 a.m. Eastern Standard Time on                     , 2005.

5. The Plan of Merger was approved by the shareholders of the Merging Entity in accordance with the FBCA on                     , 2005.

6. The Plan of Merger was approved by the sole stockholder of the Surviving Entity in accordance with the laws of the State of Delaware on                     , 2005.

7. The Merger is permitted by the law of the State of Delaware, under the law of which the Surviving Entity is incorporated, and the Surviving Entity has complied with that law in effecting the Merger.

8. The Surviving Entity hereby appoints the Florida Secretary of State as its agent for service of process in a proceeding to enforce any obligation or the rights of dissenting shareholders of the Merging Entity. The Surviving Entity agrees that it will promptly pay to the dissenting shareholders of the Merging Entity the amount, if any, to which they are entitled under Section 607.1302 of the FBCA.

[SIGNATURES ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, the undersigned have caused these Articles of Merger to be signed in their respective corporate names and on their behalf by an authorized officer, on this          day of                     , 2005.

CYBERGUARD CORPORATION, a Florida corporation

By:

Name:

Title:

BAILEY ACQUISITION CORP., a Delaware corporation

By:

Name:

Title:

Exhibit D

CERTIFICATE OF MERGER

Merging

CYBERGUARD CORPORATION

with and into

BAILEY ACQUISITION CORP.

Pursuant to Section 252 of the General Corporation Law of the State of Delaware, Bailey Acquisition Corp., a Delaware corporation (“Merger Sub”), DOES HEREBY CERTIFY AS FOLLOWS:

FIRST: That the constituent corporations to that certain Agreement and Plan of Merger (the “Agreement”) dated as of August     , 2005 by and among Secure Computing Corporation, a Delaware corporation, CyberGuard Corporation, a Florida corporation (“CyberGuard”), and Merger Sub certified here are CyberGuard, a Florida corporation, and Bailey Acquisition Corp., a Delaware corporation.

SECOND: The Agreement has been approved, adopted, certified, executed, and acknowledged by each of the constituent corporations in accordance with Section 252 (and, with respect to Merger Sub, Section 228) of the Delaware General Corporation Law (the “Delaware Law”).

THIRD: That Bailey Acquisition Corp. shall be the surviving corporation in the merger (the “Surviving Corporation”), with its name being changed in the merger to CyberGuard Corporation.

FOURTH: That the certificate of incorporation of Merger Sub shall be the certificate of incorporation of the Surviving Corporation; provided, however, that at the effective time of the merger the certificate of incorporation of Merger Sub shall be amended so that the name of the Surviving Corporation shall be “CyberGuard Corporation”.

FIFTH: That an executed copy of the Agreement is on file at the office of the Surviving Corporation at the following address:

CyberGuard Corporation

350 SW 12th Avenue

Deerfield Beach, Florida 33442

SIXTH: That an executed copy of the Agreement will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of any constituent corporation.

SEVENTH: That the merger shall become effective at 8:00 a.m. Eastern Time on                     , 2005.

EIGHTH: The aggregate number of shares which CyberGuard has authority to issue is 55,000,000 shares of capital stock, par value $0.01 per share, 50,000,000 of which is designated “Common Stock” and 5,000,000 of which is designated “Preferred Stock”.

IN WITNESS WHEREOF, Merger Sub has caused this Certificate of Merger to be executed in its corporate name as of this          day of             , 2005.

BAILEY ACQUISITION CORP., a Delaware corporation

By:

Name:

Title:

Exhibit E

[Form Affiliate Agreement]

                    , 2005

Secure Computing Corporation

4810 Harwood Road

San Jose, CA 95124

Ladies and Gentlemen:

The undersigned has been advised that as of the date hereof the undersigned may be deemed to be an “affiliate” of CyberGuard Corporation, a Florida corporation (the “Company”), as the term “affiliate” is defined for purposes of paragraph (c) of Rule 145 of the Rules and Regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”). Pursuant to the terms of the Agreement and Plan of Merger, dated as of August     , 2005 (the “Agreement”), among Secure Computing Corporation, a Delaware corporation (“Parent”), Bailey Acquisition Corp., a Delaware corporation (“Merger Sub”), and the Company, at the Effective Time (as defined in the Agreement) the Company will be merged with and into Merger Sub and Merger Sub will become a wholly-owned subsidiary of Parent.

As a result of the Merger (as defined in the Agreement), the undersigned will be entitled to receive shares of Common Stock, par value $0.01 per share, of Parent (“Parent Common Stock”) in exchange for shares of Common Stock of the Company owned by the undersigned.

The undersigned hereby represents and warrants to, and covenants with, Parent that in the event the undersigned receives any Parent Common Stock in the Merger:

(A) The undersigned shall not make any sale, transfer or other disposition of the Parent Common Stock in violation of the Act or the Rules and Regulations.

(B) The undersigned has carefully read this letter and discussed its requirements and other applicable limitations upon the undersigned’s ability to sell, transfer or otherwise dispose of the Parent Common Stock, to the extent the undersigned has felt it necessary, with the undersigned’s counsel.

(C) The undersigned has been advised that the issuance of shares of Parent Common Stock to the undersigned in connection with the Merger is expected to be registered under the Act by a Registration Statement on Form S-4. However, the undersigned has also been advised that because (i) at the time of the Merger’s submission for a vote of the shareholders of the Company the undersigned may be deemed an affiliate of the Company, and (ii) the distribution by the undersigned of the Parent Common Stock has not been registered under the Act, the undersigned may not sell, transfer or otherwise dispose of Parent Common Stock issued to the undersigned in the Merger unless (a) such sale, transfer or other disposition has been registered under the Act, (b) such sale, transfer or other disposition is made in conformity with the volume and other applicable limitations imposed by Rule 145 under the Act, or (c) in the opinion of counsel reasonably acceptable to Parent, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

(D) The undersigned understands that Parent will be under no obligation to register the sale, transfer or other disposition of the Parent Common Stock by the undersigned or on the undersigned’s behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

(E) The undersigned understands that stop transfer instructions will be given to Parent’ transfer agent with respect to the Parent Common Stock owned by the undersigned and that there may be placed on the certificates for the Parent Common Stock issued to the undersigned, or any substitutions therefor, a legend stating in substance:

“THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE TRANSFERRED IN ACCORDANCE WITH THE TERMS OF A LETTER AGREEMENT DATED                      2005, A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF SECURE COMPUTING CORPORATION.”

(F) The undersigned also understands that unless the transfer by the undersigned of the undersigned’s Parent Common Stock has been registered under the Act or is a sale made in conformity with the provisions of this letter, Parent reserves the right, in its sole discretion, to place the following legend on the certificates issued to any transferee of shares from the undersigned:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933.”

It is understood and agreed that the legend set forth in paragraph E or F above shall be removed by delivery of substitute certificates without such legend if the undersigned shall have delivered to Parent (i) a copy of a letter from the staff of the Commission, or an opinion of counsel, in form and substance reasonably satisfactory to Parent to the effect that such legend is not required for purposes of the Act or (ii) reasonably satisfactory evidence or representations that the shares represented by such certificates are being or have been transferred in a transaction made in conformity with the provisions of Rule 145.

It is understood and agreed that such legends referred to above will be removed if (i) one year shall have elapsed from the date the undersigned acquired the Parent Common Stock received in the Merger and the provisions of Rule 145(d)(2) are then available to the undersigned, or (ii) two years shall have elapsed from the date the undersigned acquired the Parent Company Stock received in the Merger and the provisions of Rule 145(d)(3) are then applicable to the undersigned.

Execution of this letter should not be considered an admission on my part that I am an “affiliate” of the Company as described in the first paragraph of this letter or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

Very truly yours,

[Print Name]

Acknowledged this      day of                     , 2005.

SECURE COMPUTING CORPORATION

By:
Name:
Title:

Annex B

EXECUTION VERSION

SECURITIES PURCHASE

AGREEMENT

Dated as of August 17, 2005

by and among

SECURE COMPUTING CORPORATION

and

the Purchasers identified on Exhibit A hereto

i

(Continued)

ii

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (this “Agreement”) is entered into as of August 17, 2005 by and among Secure Computing Corporation, a Delaware corporation (the “Company”), and the purchasers identified on Exhibit A hereto (the “Purchasers”), for the sale by the Company and the purchase by the Purchasers of shares of the Company’s Series A Preferred Stock, par value $0.01 per share (the “Preferred Stock”), and warrants to purchase shares of the Company’s Common Stock, par value $0.01 (the “Common Stock”).

The parties hereto agree as follows:

ARTICLE I

Purchase and Sale of Preferred Stock and Warrants

Section 1.1 Authorization of Securities. The Company has, or on or before the Closing Date (as defined below) will have, (A) created and authorized the issuance of a series of its preferred stock consisting of 700,000 shares of Preferred Stock, par value $0.01 per share, designated as its “Series A Convertible Preferred Stock,” (B) authorized the issuance of the Warrants (as defined below), and (C) reserved and authorized the issuance of the shares of Common Stock issuable upon conversion of the Shares (as defined below) and exercise of the Warrants. The terms, limitations and relative rights and preferences of the Preferred Stock are set forth in a Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company, which will have been filed on or before the Closing Date with the Secretary of State of the State of Delaware in the form attached as Exhibit D hereto (the “Certificate of Designation”). The Certificate of Designation, along with this Agreement and the Warrants, are collectively referred to herein as the “Transaction Documents”.

Section 1.2 Purchase and Sale of Preferred Stock. Upon the following terms and conditions, the Company shall issue and sell to the Purchasers, and the Purchasers shall, severally and not jointly, purchase from the Company: an aggregate of 700,000 shares of Preferred Stock (collectively, the “Shares”) in the amounts set forth opposite their respective names on Exhibit A, at a price per Share equal to $100.00 (the “Per Share Purchase Price”), and for an aggregate purchase price of $70,000,000 (the “Purchase Price”).

Section 1.3 Issuance of Warrants. Subject to the terms and conditions of this Agreement, the Company hereby agrees to issue to each Purchaser, as part of its inducement to purchase the Shares and to consummate the transactions contemplated by this Agreement, warrants to purchase an aggregate of 1,000,000 shares of Common Stock with an exercise price of $14.74 per share (collectively, the “Warrants”), with the number of shares issuable to each Purchaser upon the exercise of such Purchaser’s Warrant being as set forth opposite the Purchasers’ names on Exhibit A.

Section 1.4 Exemption from Registration. The Company and the Purchasers are executing and delivering this Agreement in accordance with and in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, including Regulation D (“Regulation D”), and/or upon such other exemption from the registration requirements of the Securities Act as may be available with respect to any or all of the investments to be made hereunder.

Section 1.5 Payment of the Purchase Price and Closing. The Company agrees to issue and sell to the Purchasers and, in consideration of and in express reliance upon the representations, warranties, covenants, terms and conditions of this Agreement, the Purchasers agree, severally and not jointly, to purchase the Shares and the Warrants. The closing of the purchase and sale of the Shares and the issuance of the Warrants (the “Closing”) shall take place at the offices of Heller Ehrman, LLP located at 275 Middlefield Road, Menlo Park, California, as soon as practicable following the satisfaction or waiver of the conditions set forth in Article IV, or at such other time and place or on such date as the Purchasers and the Company may agree upon (such date is hereinafter referred to as the “Closing Date”). At the Closing, the entire Purchase Price shall be paid by the Purchasers in cash, by wire transfer of immediately available funds, to an account designated in writing by the Company.

Section 1.6 Delivery. At the Closing, the Company shall deliver to each Purchaser (a) certificates representing the portion of the Shares purchased by such Purchaser, and (b) one or more warrants in substantially the form attached hereto as Exhibit B. Unless otherwise instructed in writing by the Purchasers, the Warrants will be issued to Warburg Pincus Private Equity IX, L.P. (“Warburg”).

Section 1.7 Reservation of Warrant Shares. The Company has authorized and has reserved and covenants to continue to reserve a number of its authorized but unissued shares of Common Stock equal to the aggregate number of shares of Common Stock necessary to permit the exercise of the Warrants, so long as the Warrants are outstanding. Any shares of Common Stock issuable upon exercise of the Warrants (and such shares when issued) are herein referred to as the “Warrant Shares”. The Shares, the Warrants and the Warrant Shares are sometimes collectively, individually, or in some combination thereof, referred to herein as the “Securities”.

Section 1.8 Use of Proceeds. The Company will apply the net proceeds (the “Cash Proceeds”) from the sale of the Shares to finance the cash consideration in respect of the acquisition of CyberGuard Corporation (the “Merger”), as provided in that certain Agreement and Plan of Merger by and between CyberGuard Corporation (“CyberGuard”) and the Company, dated as of even date herewith (the “Merger Agreement”).

ARTICLE II

Representations and Warranties

Section 2.1 Representations and Warranties of the Company

The Purchasers shall be entitled to rely on the representations and warranties made by the Company in the Merger Agreement and each such representation and warranty is incorporated herein by reference and hereby made by the Company as of the date hereof and as of the Closing subject to the exceptions set forth in the Parent Disclosure Statement (as defined in the Merger Agreement). The Company has delivered to the Purchasers a copy of the Merger Agreement and the Parent Disclosure Statement. In addition, the Company hereby represents and warrants to the Purchasers as of the date hereof and as of the Closing, subject only to such exceptions as are specifically disclosed in writing in the Company’s disclosure statement provided by the Company to the Purchasers (which such exceptions shall reference the specific section and, if applicable, subsection number of this Section 2.1 to which it applies, and any information disclosed in any such section or subsection shall be deemed to be disclosed only for purposes of such section or subsection, except to the extent it is readily apparent that the disclosure contained in such section or subsection contains enough information regarding the subject matter of other representations and warranties contained in this Section 2.1 so as to clearly qualify or otherwise clearly apply to such other representations and warranties), dated as of the date hereof and certified by a duly authorized officer of the Company (the “Disclosure Letter”), as follows:

(a) Capitalization. The authorized capital stock of the Company consists of (A) 2,000,000 shares of Preferred Stock, of which no shares were outstanding as of the date of this Agreement, and (B) 100,000,000 shares of Common Stock, of which 36,631,748 shares were outstanding as of the date of this Agreement. As of the date hereof, there are outstanding options (each, a “Company Stock Option”) to purchase an aggregate of 8,760,539 shares of Common Stock, all of which options are outstanding under the Company’s Amended and Restated 1995 Omnibus Stock Plan, 2002 Stock Option Plan, 1997 N2H2 Stock Option Plan and the 1999 N2H2 Stock Option Plan (the “Plans”). The maximum number of shares of Common Stock that would be outstanding as of the Closing Date if all options, warrants, conversion rights and other rights with respect thereto (excluding those to be issued pursuant hereto) outstanding as of the date hereof were exercised is

45,392,287. All of the outstanding shares of capital stock of the Company have been duly and validly authorized and issued and are fully paid, nonassessable and free and clear of any lien, security interest, charge or encumbrance. The shares of Preferred Stock and the shares of Common Stock to be issued in respect of or upon conversion of such Preferred Stock to be issued in accordance with the terms of this Agreement and the Certificate of Designation, upon such issuance or conversion, as the case may be, will be duly and validly authorized and issued and fully paid, nonassessable and free and clear of any lien, security interest, charge or encumbrance. The Warrant Shares when issued upon exercise of the Warrants will be duly and validly authorized and issued and fully paid, nonassessable and free and clear of any lien, security interest, charge or encumbrance. The Common Stock to be issued upon conversion of shares of the Preferred Stock and exercise of the Warrants has been approved for listing on the Nasdaq National Market. Except (A) as Previously Disclosed, (B) for the rights granted pursuant to the Transaction Documents, or (C) under or pursuant to the Benefit Plans, as of the date hereof there are no outstanding subscriptions, contracts, stock appreciation, phantom stock, profit participation, conversion privileges, options, warrants, calls, preemptive rights or other rights obligating the Company or any Company Subsidiary to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of the Company or any Company Subsidiary. All outstanding shares of Common Stock, all outstanding options, and all outstanding shares of capital stock of each Company Subsidiary have been issued and granted in compliance in all material respects with (A) all applicable securities laws and all other applicable Legal Requirements and (B) all requirements set forth in applicable material Contracts. No Voting Debt of the Company is issued or outstanding as of the date hereof.

For purposes of this Agreement, the subsidiaries of the Company are referred to herein individually each as a “Company Subsidiary” and collectively as the “Company Subsidiaries” and the term: (A) “Previously Disclosed” means information set forth on the section of the Disclosure Letter corresponding to the provision of this Agreement to which such information relates; (B) “Benefit Plan” means any Contract providing for any bonus, pension, option, deferred compensation, retirement payment, profit sharing welfare benefits or other compensation including, but not limited to any “employee benefit plan” as defined in Section 3(3) of the Employment Retirement Income Security Act of 1974, as amended with respect to any present or former officer, director, employee or consultant of the Company or any Company Subsidiary or which the Company or any other person or entity under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code and regulations promulgated thereunder has or may have any liability or obligation; (C) “Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, order, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity; (D) ”Contract” shall mean any written, oral or other agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect; (E) ”Governmental Entity” shall mean any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental authority or instrumentality, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority; and (F) ”Voting Debt” shall mean any bonds, debentures, notes or other indebtedness of the Company or any Company Subsidiaries (i) having the right to vote on any matters on which stockholders may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is any way based upon or derived from capital or voting stock of the Company.

(b) Authorization; No Default. The Company has the power and authority to enter into the Transaction Documents and to carry out its obligations hereunder and thereunder. The execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate or other proceedings on the part of the Company, including the board of directors of the Company (the “Board of Directors”) is necessary to authorize the execution and delivery of the Transaction

Documents or to consummate the transactions contemplated thereby, subject only to: (A) the approval of the issuance of the Shares and the Warrants by the Company’s stockholders; (B) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any foreign antitrust laws, (C) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the rules and regulations of the Nasdaq Stock Market (clauses (A)—(C), the “Necessary Consents”). Subject to the Necessary Consents and such approvals of Governmental Entities as may be required by statute or regulation, the Transaction Documents are valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, and no consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity or any other person is required to be obtained or made by the Company in connection with the execution and delivery of the Transaction Documents or the consummation of the transactions contemplated thereby, except for the Necessary Consents.

Neither the execution, delivery and performance by the Company of the Transaction Documents or the Merger Agreement and any documents ancillary thereto, nor the consummation of the transactions contemplated hereby and thereby, including the Merger and the use of the Cash Proceeds exclusively to pay consideration to CyberGuard pursuant to the Merger Agreement, nor compliance by the Company with any of the provisions thereof, will (A) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of, any lien, security interest, pledge, charge, encumbrance or other security interest upon any of the properties or assets of the Company or any Company Subsidiary under (i) any provision of its Certificate of Incorporation or by-laws or (ii) any material Contract to which the Company or any Company Subsidiary is a party or by which it may be bound, or to which the Company or any Company Subsidiary or any of the properties or assets of the Company or any Company Subsidiary may be subject, (B) subject to compliance with all statutes and regulations applicable to the Company and the Necessary Consents, conflict with or violate any material Legal Requirement applicable to the Company or any of the Company Subsidiaries or by which the Company or any of the Company Subsidiaries or any of their respective properties is bound or affected, or (C) trigger anti-dilution rights or other rights to acquire additional equity securities of the Company.

(c) Litigation.

(i) There is no material private or governmental claim, action, suit (whether in law or in equity), or proceeding of any nature (“Action”) pending and, to the knowledge of the Company, there is not any material private or governmental investigation, or any Action threatened against the Company, any of the Company Subsidiaries, or any of their respective officers and directors (in their capacities as such), or involving any of their assets, before any court, or governmental or regulatory authority or body, or arbitration tribunal. There is no Action pending or, to the knowledge of the Company, threatened which in any manner challenges, seeks to, or is reasonably likely to prevent, enjoin, materially alter or materially delay the transactions contemplated by this Agreement.

(ii) There is no outstanding judgment, order, writ, injunction or decree of any court, governmental or regulatory authority, body or agency, or arbitration tribunal in a proceeding to which the Company, any Company Subsidiary, or any of their assets is or was a party or by which Company, any Company Subsidiary, or any of their assets is bound.

(d) Intellectual Property.

(i) To the knowledge of the Company, the Company owns or has the right to use all material intellectual property used to conduct its businesses (such intellectual property and the rights thereto are collectively referred to herein as the “IP Rights”). No royalties or other payments are payable to any Person with respect to commercialization of any products presently sold or under development by the Company.

(ii) The execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby will not (i) constitute a material breach of any instrument or agreement governing any IP Rights, (ii) cause the modification of any material term of any license or agreement relating to any IP Rights including but not limited to the modification of the effective rate of any royalties or other payments provided for in any such license or agreement, (iii) cause the forfeiture or termination of any IP Rights, or (iv) give rise to a right of forfeiture or termination of any IP Rights.

(iii) Neither the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by the Company (i) violates in any material respect any license or agreement between the Company and any third party or (ii) to the knowledge of the Company infringes in any material respect any patents or other intellectual property rights of any other party; and there is no pending or, to the knowledge of the Company, threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any IP Rights, or asserting that any IP Rights or the proposed use, sale, license or disposition thereof, or the manufacture, use or sale of any Company products, conflicts or will conflict with the rights of any other party.

(iv) Schedule 4.17(d) of the Parent Disclosure Statement provided in connection with the Merger Agreement lists all patents, trade names, registered trademarks and service marks, and applications for any of the foregoing owned or possessed by the Company or any of the Company Subsidiaries and true and complete copies of such materials have been made available to the Purchasers.

(v) The Company has provided to the Purchasers a true and complete copy of its standard form of employee confidentiality agreement and the Company has caused all employees of the Company to execute such an agreement. The Company has taken all commercially reasonably necessary steps to ensure that all consultants or third parties with access to material proprietary information of the Company have executed appropriate non-disclosure agreements that adequately protect the IP Rights.

(vi) The Company has taken all commercially reasonably necessary steps to ensure that the Company’s material source codes and material trade secrets have not been used, distributed or otherwise commercially exploited under circumstances which would cause the loss of copyright prior to the statutory expiration date or the loss of trade secret status.

(vii) To the knowledge of the Company, none of the employees or consultants of the Company is obligated under any contract, covenant or other agreement or commitment of any nature, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of such employee’s or consultant’s best efforts to promote the interests of the Company or that would conflict with the business of the Company as presently conducted or proposed to be conducted. The Company has not entered into any agreement to indemnify any other Person, including but not limited to any employee or consultant of the Company, against any charge of infringement, misappropriation or misuse of any intellectual property, other than indemnification provisions contained in purchase orders, customer agreements, reseller agreements or distribution agreements, arising in the ordinary course of business. All current and former employees and consultants of the Company have signed valid and enforceable written assignments to the Company of any and all rights or claims in any material intellectual property that any such employee or consultant has or may have by reason of any contribution, participation or other role in the development, conception, creation, reduction to practice or authorship of any invention, innovation, development or work of authorship or any other intellectual property that is used in the business of the Company, and the Company possesses signed copies of all such written assignments by such employees and consultants. With respect to assignments of patents or application for patents, the Company possesses signed copies of assignments from the inventors of the intellectual property covered by the patents and applications.

(e) Anti-takeover Provisions Not Applicable. The provisions of Section 203 of the Delaware General Corporation Law as they relate to the Company do not and will not apply to the Transaction Documents or to any of the transactions contemplated hereby or thereby.

Section 2.2 Representations and Warranties of the Purchasers. Each of the Purchasers hereby makes the following representations and warranties to the Company with respect solely to itself and not with respect to any other Purchasers:

(a) Organization and Standing of the Purchasers. Each Purchaser is a corporation, limited liability company or partnership duly incorporated or organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization.

(b) Authorization and Power. Such Purchaser has the requisite power and authority to enter into and perform the Transaction Documents and to purchase the Shares and Warrants being sold to it hereunder. The execution, delivery and performance of the Transaction Documents by such Purchaser and the consummation by it of the transactions contemplated thereby have been duly authorized by all necessary corporate or other action, and no further consent or authorization of such Purchaser or its board of directors, stockholders or partners, as the case may be, is required. The Transaction Documents constitute, or shall constitute when executed and delivered, valid and binding obligations of such Purchaser enforceable against such Purchaser in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of creditor’s rights and remedies or by other equitable principles of general application.

(c) No Conflicts. The execution and delivery of this Agreement by such Purchaser does not, and the fulfillment of the terms hereof and thereof by such Purchaser will not, (i) violate or conflict with its partnership agreement, trust agreement, the articles of incorporation, other constitutive documents or by-laws (or other similar applicable documents) of the Purchaser, as applicable; (ii) result in a breach of any of the terms, conditions or provisions of, or constitute a default (with or without the giving of notice or the passage of time (or both)) under, or result in the modification of, or permit the acceleration of rights under or termination of, any material contract to which such Purchaser is a party or (iii) violate any law, ordinance, standard, judgment, rule or regulation of any court or federal, state or foreign regulatory board or body or administrative agency having jurisdiction over such Purchaser or over its respective properties or businesses; except, in the cases of clauses (ii) and (iii) where such event would not be reasonably likely to have a material adverse effect on the Purchaser’s ability to consummate the transactions contemplated by this Agreement.

(d) Acquisition for Investment. Such Purchaser is acquiring the Securities solely for its own account and not with a view to or for sale in connection with the distribution thereof. Such Purchaser does not have a present intention to sell any of the Securities, nor a present arrangement (whether or not legally binding) or intention to effect any distribution of any of the Securities to or through any person or entity. Such Purchaser acknowledges that it (A) has such knowledge and experience in financial and business matters such that such Purchaser is capable of evaluating the merits and risks of its investment in the Company, (B) is able to bear the financial risks associated with an investment in the Securities, and (C) to its knowledge has been given access to such records of the Company and the Subsidiaries and to the officers of the Company as it has deemed necessary or appropriate to conduct its due diligence investigation.

(e) Restricted Securities. Such Purchaser understands that the Securities have not been registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of such Purchaser’s representations as expressed herein. Such Purchaser understands that the Securities are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, such Purchaser must hold the Securities indefinitely unless they are registered with the Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Such Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company which are outside of such Purchaser’s control, and which the Company may not be able to satisfy. Such Purchaser understands that no United States federal or state agency or any government or governmental agency has passed upon or made any recommendation or endorsement of the Securities.

(f) No General Solicitation. Such Purchaser acknowledges that the Securities were not offered to such Purchaser by means of any form of general or public solicitation or general advertising, or publicly disseminated advertisements or sales literature, including (A) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media, or broadcast over television or radio, or (B) any seminar or meeting to which such Purchaser was invited by any of the foregoing means of communications.

(g) Accredited Purchasers. Such Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Act.

(h) Brokers. There are no claims for brokerage commissions or finder’s fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement made by or on behalf of such Purchaser and such Purchaser agrees to indemnify and hold the Company harmless against any costs or damages incurred as a result of any such claim.

(i) Consents. Except such consents, approvals and filings, the failure to obtain or make would not, individually or in the aggregate, have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated by this Agreement, and except for such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the HSR Act and any foreign antitrust laws, the execution and delivery by it of this Agreement and the performance by such Purchaser of its obligations hereunder and the consummation by such Purchaser of the transactions contemplated hereby do not require such Purchaser to obtain any consent, approval, clearance or action of, or make any filing, submission or registration with, or give any notice to, any governmental authority or judicial authority.

(j) Interested Stockholder. On the date of this Agreement, the Purchaser (1) is not an “interested stockholder” within the meaning of Section 203(c)(5) of the DGCL or (2) has been an “interested stockholder” for a period of more than three years preceding the date of this Agreement.

ARTICLE III

Covenants and Other Agreements

Section 3.1 Conduct of Business. During the period from the date of this Agreement to the earlier of the termination of this Agreement or the Closing Date, each of the Company and the Company Subsidiaries, except as contemplated or required by this Agreement or as expressly consented to in writing by the Purchasers, (i) will conduct its operations according to its ordinary and usual course of business and consistent with past practices and (ii) not take any action which would adversely affect its ability to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, prior to the earlier of the termination of this Agreement or the Closing Date, the Company will not, and will not permit any Company Subsidiary to, without the prior written consent of the Purchasers, directly or indirectly, do any of the following:

(a) cause, permit or propose any amendments to the certificate of incorporation or Bylaws of the Company (or similar governing instruments of any Company Subsidiaries) other than to effectuate transactions contemplated hereby;

(b) authorize for issuance, issue, sell, deliver, grant or issue any options, warrants, calls, subscriptions or other rights for, or otherwise agree or commit to issue, sell or deliver any shares of any class of capital stock of the Company or any securities convertible into or exchangeable or exercisable for shares of any class of capital stock of the Company, other than pursuant to and in accordance with the Plans;

(c) declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(d) sell, transfer, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of the Company, except in the ordinary course of business consistent with past practice;

(e) incur any indebtedness for borrowed money (other than ordinary course trade payables or pursuant to existing credit facilities in the ordinary course of business) or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire debt securities of the Company, as the case may be, or guarantee any debt securities of others;

(f) except for the Merger, acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any securities or assets which are material, individually or in the aggregate, to the business of the Company or any Company Subsidiary;

(g) take or agree to take any action which could reasonably be expected to, result in any condition contained in Sections 4.1(a), 4.1(b) and 4.1(c) of this Agreement not being satisfied immediately prior to the Closing Date;

(h) take, commit or agree in writing or otherwise to take, any of the actions described in Sections 3.1(a) through 3.1(g) hereof.

Section 3.2 Merger Agreement. The Company shall not amend the Merger Agreement, waive any provision or condition thereof or give any consent pursuant to the terms thereof or contemplated thereby without the prior written consent of the Purchasers, which consent shall not be unreasonably withheld.

Section 3.3 Alternative Financing. The Company and its officers and directors shall not, and the Company shall not permit its subsidiaries, employees, agents and representatives to, seek or engage in any negotiations with respect to any financing transaction which could provide an alternative to the financing provided pursuant to this Agreement in connection with the Merger.

Section 3.4 Public Disclosure. Before issuing any press release or otherwise making any public statement with respect to the transactions contemplated by this Agreement, the Company and the Purchasers agree to consult with each other as to its form and substance, and agree not to issue any such press release or make any public statement prior to obtaining the consent of the other (which shall not be unreasonably withheld or delayed), except to the extent that the Company or the Purchasers, as the case may be, is advised by outside counsel that such public statement is required by applicable law or by the rules and regulations of or listing agreement with Nasdaq, or as may otherwise be required by Nasdaq or the SEC.

Section 3.5 Commercially Reasonable Efforts.

(a) Subject to the terms and conditions herein provided, the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or appropriate under this Agreement, applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, (i) using commercially reasonable efforts to obtain all necessary governmental and private party consents, approvals or waivers, (ii) using commercially reasonable efforts to lift any legal bar to the transactions contemplated hereby, and (iii) furnishing all information required under the HSR Act.

(b) Notwithstanding anything to the contrary in this Agreement, the Company shall not be required to (i) divest, hold separate or license (through a trust or otherwise) any business(es), product line(s) or asset(s), (ii) take any action or accept any limitation that would reasonably be expected to have a Material Adverse Effect, or (iii) agree to any of the foregoing.

For the purposes of this Agreement, “Material Adverse Effect” means any change, effect or circumstance that, individually or when taken together with all other such similar or related changes, effects or circumstances that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect (i) is materially adverse to the business, financial condition, results of operations, or assets and liabilities, taken as a whole, of the Company, including the Company Subsidiaries or (ii) would reasonably be expected to prevent the Company from consummating the Merger or any of the transactions contemplated by the Merger Agreement or to perform any of its obligations under the Merger Agreement before the Closing. Notwithstanding the foregoing, with respect to item (i) above, none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (A) any adverse change, event or effect arising from or relating to general business or economic conditions; (B) any adverse change, event or effect relating to or affecting the computer security industry generally, which does not disproportionately affect the Company; and (C) any adverse change, event or effect arising from or relating to the announcement or pendency of the Merger.

Section 3.6 Information Rights Pending the Closing. The Company shall give prompt notice to the Purchasers of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in or incorporated into this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing Date, (ii) any material failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, (iii) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, or (iv) any facts or circumstances arise that could reasonably be expected to result in a Material Adverse Effect.

Section 3.7 Special Meeting. Promptly after the date hereof, the Company will take all action necessary in accordance with the Delaware General Corporation Law (“DGCL”) and its certificate of incorporation and bylaws to convene a meeting of the Company’s stockholders to consider (i) adoption and approval of the Merger Agreement, approval of the Merger (the “Merger Proposal”), (ii) approval of the authorization and issuance of the shares of Preferred Stock and the Warrants, as contemplated by this Agreement (the “Preferred Stock Proposal”) and (iii) approval of the Company’s amended and restated certificate of incorporation in the form mutually agreed upon by the Company and the Purchasers, if such amendment shall be deemed reasonably necessary to effectuate the issuance of the shares of Preferred Stock, as contemplated by this Agreement, (the “Certificate Proposal” and, together with the Preferred Stock Proposal and the Merger Proposal, the “Proposals”) (the “Special Meeting”), such Special Meeting to be held as promptly as possible, and in any event (to the extent permissible under applicable law) within 40 days after the declaration of effectiveness of the Registration Statement on Form S-4 to be filed by the Company pursuant to the Merger Agreement (the “S-4 Registration Statement”). The Company will use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption and approval of the Proposals and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by Delaware Law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Special Meeting to the extent necessary to ensure that any necessary supplement or amendment to the definitive proxy statement (the “Proxy Statement”) is provided to the Company’s stockholders in advance of a vote on the Proposals or, if as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of the Company’s common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Special Meeting. Except as provided in Section 5.6 of the Merger Agreement, the Company shall ensure that the Special Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by the Company in connection with the Special Meeting are solicited in compliance with the DGCL and the Exchange Act, the Company’s certificate of incorporation and bylaws and all other applicable legal requirements.

Except as provided in Section 5.6 of the Merger Agreement, the Proxy Statement shall include the unanimous recommendation of the Board of Directors that holders of Common Stock approve the Preferred Stock Proposal, the Merger Proposal and the Certificate Proposal, if any. The Company agrees to reasonably consult with Warburg in the preparation of the Proxy Statement and shall cause the Proxy Statement and the information contained therein to comply in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder. The Company shall cause the Proxy Statement at the time the Proxy Statement (or any amendment or supplement thereto) is filed with the SEC or first sent to stockholders, or at the time the Special Meeting is held, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(a) Neither prior to nor at the Special Meeting shall the Company put forth any matter, other than the Proposals, to holders of the Company’s common stock for their approval without the written consent of the Purchasers.

Section 3.8 S-4 Registration Statement. As promptly as practicable after the execution of this Agreement, the Company shall file the S-4 Registration Statement with the SEC. As promptly as practicable following receipt of SEC comments on such S-4 Registration Statement, the Company shall prepare a response to such comments. The Company shall use all commercially reasonable efforts to have the S-4 Registration Statement declared effective by the SEC as promptly as practicable. The Company shall also take any action required to be taken under applicable state blue sky or securities laws in connection with the Company Common Stock to be issued in the Merger.

Section 3.9 By-Laws. Without the prior written consent of the Purchasers, the Company’s By-Laws shall not be amended to provide for more than nine (9) directors for as long as the Purchasers shall have the right to (A) designate a director pursuant to Section 9(e) of the Certificate of Designation or (B) nominate a director pursuant to Section 3.19 of this Agreement.

Section 3.10 Fees and Expenses. Provided that the issuance of the Shares and Warrants is consummated, the Company shall pay the fees and expenses incurred by the Purchasers in connection with the transactions contemplated hereby including, without limitation, legal fees and any costs to the Purchasers associated with HSR Act filings (collectively, the “Transaction Fees”), provided that the Company shall not be obligated to pay Purchaser’s Transaction Fees in excess of an aggregate of $100,000. Payments due pursuant to this Section 3.10 will be made at the Closing subject to receipt by the Company of written receipts setting forth the Transaction Fees incurred.

Section 3.11 Further Assurances. From and after the date of this Agreement, upon the request of the Purchasers or the Company, the Company and each Purchaser shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement. Without limiting the generality of the foregoing, the Company agrees to and shall pursuant to this Section 3.11 (A) make any amendment of its Certificate of Incorporation required to enable holders of the Shares to act by written consent or (B) take any and all actions to convene as promptly as practicable such special meetings in accordance with the DGCL and any and all applicable securities laws and regulations as well as listing requirements and rules promulgated by applicable self-regulatory organizations in order to enable Warburg to exercise its right pursuant to Section 3.19 hereof and Section 9(e) of the Certificate of Designation to make interim elections and removals of the Warburg Appointed Director (as defined in Section 3.19) and, as required, to consent to, waive, or effectively vote upon provisions of the Certificate of Designation calling for such consent, each without the need for the Company to convene a general meeting of stockholders.

Section 3.12 Additional Listing Application. Prior to the Closing Date, if required by the rules of Nasdaq National Market, the Company will file a notification form for the listing of additional shares in connection with the transactions contemplated hereby and cause the Common Stock underlying the Shares and the Warrants to be listed on the Nasdaq National Market.

Section 3.13 Legal Opinion. At the Closing, the Company shall cause its outside legal counsel to deliver an opinion to the Purchasers in substantially the form attached hereto as Exhibit C.

Section 3.14 Tax Matters. The Purchasers and the Company agree and acknowledge that unless otherwise required, in the opinion of counsel and as a result of a change in applicable law for purposes of complying with their obligations under the Code, no party hereto will (A) treat the Preferred Stock as “preferred stock” within the meaning of Section 305 of the Code, (B) take the position that any amount will be includable in income with respect to the Preferred Stock under Section 305 of the Code (except to the extent that counsel to Purchasers and counsel to Company reasonably determine that such treatment is not permitted under applicable law), and/or (C) take a position inconsistent with the foregoing provisions (A) and (B) on any Return, in any refund claim, in any litigation or otherwise.

Section 3.15 Registration of Securities; Compliance with Securities Act. The Company shall:

(a) subject to receipt of necessary information from the Purchasers for inclusion in such filing, prepare and file with the SEC, (A) as promptly after the Closing Date as practicable, a registration statement on Form S-3 (or, in the event that Form S-3 or any successor form is not available for use by the Company, a registration statement on Form S-1 or any successor form) (the “Registration Statement”) to enable the resale of the shares of Common Stock issuable upon the conversion of the Shares and the exercise of the Warrants and (B) as promptly as practicable such post-effective amendments required to register any other securities of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of (including but not limited to securities issued upon a stock split), the securities listed in (A) and (B) (collectively, “Registrable Securities”) by the Purchasers or the Holders (as defined below), from time to time, in compliance with the Securities Act;

(b) use its reasonable best efforts to cause the Registration Statement to become effective as promptly as practicable (but in no event later than 180 days after the Closing Date) after filing, such efforts to include, without limiting the generality of the foregoing, preparing and filing with the SEC any financial statements that are required to be filed prior to the effectiveness of such Registration Statement;

(c) use its reasonable best efforts to prepare and file with the SEC such amendments and supplements to the Registration Statement and the prospectus used in connection therewith (the “Prospectus”) as may be necessary to keep the Registration Statement current, effective and free from any material misstatement or omission to state a material fact until, with respect to each Holder’s Securities, such time as all Registrable Securities issued or issuable to such Holder have been sold pursuant to a registration statement or in a transaction in which the legend set forth in Section 5.1 herein has been removed;

(d) furnish to each Holder with respect to the Securities registered under the Registration Statement such number of copies of the Registration Statement, Prospectuses and preliminary prospectuses (if any) in conformity with the requirements of the Securities Act and such other documents as such Holder may reasonably request, in order to facilitate the public sale or other disposition of all or any of the Securities by such Holder;

(e) include in the plan of distribution for the Prospectus a potential underwritten offering and, if requested by Holders representing a majority of the Registrable Securities (by common share equivalence) (the “Majority Holders”), enter into an underwriting agreement in customary form with the representative of the underwriter or underwriters selected for such underwriting by such Holders and reasonably acceptable to the Company;

(f) if requested by the Majority Holders, supplement the Prospectus as may be reasonably requested by the underwriter to enable the underwriter to distribute and sell the Registrable Securities and otherwise cooperate with the underwriters;

(g) file documents required of the Company for blue sky clearance in states specified in writing by each Holder named in the Registration Statement and use its reasonable best efforts to maintain such blue sky qualifications during the period the Company is required to maintain the effectiveness of the Registration Statement pursuant to Section 3.15(c); provided, however, that the Company shall not be required to qualify to do business or consent to service of process in any jurisdiction in which it is not now so qualified or has not so consented;

(h) bear all expenses in connection with the procedures in this Section 3.15 and the registration of the Securities pursuant to the Registration Statement excluding underwriting discounts or commissions, brokers’ fees and similar selling expenses, and any other fees or expenses incurred by the Holder but including fees and expenses of one counsel to the selling Holders not to exceed $15,000; and

(i) advise each Holder promptly after it shall receive notice or obtain knowledge of the issuance of any stop order by the SEC delaying or suspending the effectiveness of the Registration Statement or of the initiation or threat of any proceeding for that purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal at the earliest possible time if such stop order should be issued.

Notwithstanding anything to the contrary herein, the Registration Statement shall cover only the Registrable Securities. In no event at any time before the Registration Statement becomes effective with respect to the Registrable Securities shall the Company publicly announce or file any other registration statement, other than registration statements on Form S-4 or Form S-8 or any similar successor form, without the prior written consent of the Majority Holders.

Section 3.16 Transfer of Securities; Suspension.

(a) The Purchasers agree that in case of any disposition of Securities to (A) a third party who agrees to be bound by the provisions of this Section 3 and makes the representations to the Company contained in Section 2.2 hereof or (B) the Purchasers’ general or limited partners as part of a distribution of all or part of the Securities (in each case a “Transferee,” and together with the Purchasers, the “Holders”), the Purchaser will promptly notify the Company of any changes in the information set forth in the Registration Statement regarding the Holders or their plans of distribution. The Company agrees, in case of such sale, transfer or distribution, to promptly file one or more post-effective amendments to the Registration Statement or a supplement to the related Prospectus, naming each Transferee as a selling stockholder in accordance with the provisions of the Securities Act.

(b) Except in the event that paragraph (c) below applies, the Company shall (A) prepare and file from time to time with the SEC a post-effective amendment to the Registration Statement or a supplement to the related Prospectus or a supplement or amendment to any document incorporated therein by reference or file any other required document so that such Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and so that, as thereafter delivered to the purchasers of Registrable Securities being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (B) provide each Holder copies of any documents filed pursuant to Section 3.15(b); and (C) inform each Holder that the Company has complied with its obligations in Section 3.15(b) (or that, if the Company has filed a post-effective amendment to the Registration Statement which has not yet been declared effective, the Company will notify each Holder to that effect, will use its reasonable best efforts to secure the effectiveness of such post-effective amendment as promptly as possible and will promptly notify each Holder pursuant to Section 3.15(b) hereof when the amendment has become effective).

(c) Subject to paragraph (d) below, in the event (A) of any request by the SEC or any other federal or state governmental authority during the period of effectiveness of the Registration Statement for amendments or supplements to a Registration Statement or related Prospectus or for additional information; (B) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose; (C) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (D) of any event or circumstance not otherwise covered by clause (E) below which, upon the advice of its counsel, necessitates the making of any changes in the Registration Statement or Prospectus, or any document incorporated or deemed to be incorporated therein by reference, so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or any omission to state a material fact or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; or (E) the Company determines in good faith that offers and sales pursuant to the Registration Statement should not be made by reason of the presence of material undisclosed circumstances or developments with respect to which the disclosure that would be required in such a Registration Statement or related Prospectus is reasonably likely to have a seriously detrimental effect on the Company, then, in the case of each of (A) through (E) above, the Company shall deliver a certificate in writing to each Holder (the “Suspension Notice”) to the effect of the foregoing and, upon receipt of such Suspension Notice, such Holder will refrain from selling any Securities pursuant to the Registration Statement (a “Suspension”) until such Holder’s receipt of copies of a supplemented or amended Prospectus prepared and filed by the Company, or until it is advised in writing by the Company that the current Prospectus may be used, and such Holder has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in any such Prospectus. In the event of any Suspension, the Company will use its reasonable best efforts to cause the use of the Prospectus so suspended to be resumed as soon as reasonably practicable after the delivery of a Suspension Notice to each Holder. In addition to and without limiting any other remedies (including, without limitation, at law or at equity) available to such Holder, such Holder shall be entitled to specific performance in the event that the Company fails to comply with the provisions of this Section 3.16(c).

(d) Notwithstanding the foregoing paragraphs of this Section 3.16, (A) no Suspension under clause (E) of Section 3.16(c) shall continue for more than one period of no more than thirty (30) days and (B) the Company shall not deliver more than one Suspension Notice under such clause in any twelve-month period.

(e) Provided that a Suspension is not then in effect, each Holder may sell Registrable Securities under the Registration Statement, provided, to the extent required by applicable law, that it arranges for delivery of a current Prospectus to the transferee of such Securities. Upon receipt of a request therefor, the Company will provide an adequate number of current Prospectuses to such Holder and to supply copies to any other parties requiring such Prospectuses.

(f) In the event of a sale of Registrable Securities by any Holder pursuant to the Registration Statement, such Holder shall deliver to the Company’s transfer agent an appropriate notification of the sale, so that the Securities may be properly transferred.

Section 3.17 Company Registration.

(a) If the Company shall determine to register any of its equity securities either for its own account or for the account of other stockholders, other than (A) a registration relating solely to employee benefit plans, (B) a registration relating solely to a SEC Rule 145 transaction or (C) a registration on any registration form which does not permit secondary sales or does not include substantially the same information as would be required to be included in a registration statement covering the sale of Securities registration as a result of a demand made by a holder having a contractual right, the Company will:

(i) promptly give to each of the Holders a written notice thereof (which shall include a list of the jurisdictions in which the Company intends to attempt to qualify such securities under the applicable blue sky or other state securities laws); and

(ii) if so requested by a Holder, include in such registration (and any related qualification under blue sky laws or other compliance), and in any underwriting involved therein, all the Securities specified in a written request or requests made by the Holders within fifteen (15) days after receipt of the written notice from the Company described in clause (i) above, except as set forth in Section 3.17(b) below. Such written request may specify all or a part of the Holders’ Securities. In the event any Holder requests inclusion in a registration pursuant to this Section 3.17 in connection with a distribution of Securities to its general or limited partners, the registration shall provide for the resale by such general or limited partners, if requested by such Holder.

(b) Underwriting. If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise each of the Holders as a part of the written notice given pursuant to Section 3.17(a). In such event, the right of each of the Holders to registration pursuant to this Section 3.17 shall be conditioned upon such Holders’ participation in such underwriting and the inclusion of such Holders’ Securities in the underwriting to the extent provided herein. The Holders whose shares are to be included in such registration shall (together with the Company and the other stockholders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the representative of the underwriter or underwriters selected for underwriting by the Company. Notwithstanding any other provision of this Section 3.17, if the representative determines that marketing factors require a limitation on the number of shares to be underwritten, the representative may limit the number of Securities to be included in the registration and underwriting. The Company shall so advise all holders of securities requesting registration, and the number of shares of securities that are entitled to be included in the registration and underwriting shall be allocated in the following manner: The securities, including the Securities, of the Company held by stockholders of the Company (other than securities held by holders who by contractual right demanded such registration and securities to be offered by the Company) shall be excluded from such registration and underwriting to the extent required by such limitation, and, if a limitation on the number of shares permits additional shares to be included in the registration and underwriting, each of the Holders and other holders requesting to have their shares included in such registration will have the right to include such shares in such registration (allocated pro rata among such Holders and holders on the basis of the relative number of shares requested to be registered by such Holders and holders up to the permitted amount). If any of the Holders or any officer, director or other stockholder disapproves of the terms of any such underwriting, he may elect to withdraw therefrom by written notice to the Company and the underwriter. Any Securities or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration. Notwithstanding the foregoing, if at any time after giving written notice referred to above, and prior to the effective date of the applicable registration statement filed in connection therewith, the Company determines for any reason not to proceed with the proposed registration statement, the Company may, at its election, give written notice of such determination to the Holders that have elected to have their Securities included in such registration and thereupon will be relieved of its obligations to register such Securities in connection with such registration.

Section 3.18 Indemnification.

(a) For the purposes of this Section 3.18:

(i) the term “Selling Stockholder” shall include each Holder and any Affiliate of such Holder; and

(ii) the term “Registration Statement” shall include the Prospectus in the form first filed with the SEC pursuant to Rule 424(b) of the Securities Act or filed as part of the Registration Statement at the time of effectiveness if no Rule 424(b) filing is required, together with any exhibit, supplement or amendment included in or relating to the Registration Statement referred to in Section 3.15.

(b) The Company agrees to indemnify and hold harmless each Selling Stockholder and its officers, directors, partners, employees and agents, and each underwriter of Registrable Securities, if any, and each Person who controls any such underwriter from and against any losses, claims, damages or liabilities to which such Person may become subject (under the Securities Act or otherwise) insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon (A) any untrue statement of a material fact contained in the Registration Statement as amended at the time of effectiveness or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, (B) any failure by the Company to fulfill any undertaking included in the Registration Statement as amended at the time of effectiveness or (C) any untrue statement of a material fact contained in the Prospectuses or any omission of a material fact from the Prospectuses necessary to make the statements therein not misleading and the Company will reimburse such Selling Stockholder for any legal or other out-of-pocket expenses incurred in investigating, defending or preparing to defend any such action, proceeding or claim, or preparing to defend any such action, proceeding or claim; provided, however, that the Company shall not be liable in any such case to the extent that such loss, claim, damage or liability arises out of, or is based upon, (A) an untrue statement made in such Registration Statement or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or (B) an untrue statement made in such Prospectuses or any omission of a material fact necessary to make the statements therein not misleading, in the case of each of (A) and (B) made in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Selling Stockholder specifically for use in preparation of the Registration Statement or Prospectuses. The Company shall reimburse each Selling Stockholder for the amounts provided for herein on demand as such expenses are incurred.

(c) Each Selling Stockholder, severally and not jointly, agrees to indemnify and hold harmless the Company (and each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), each officer of the Company who signs such Registration Statement and each of the Company’s directors from and against any losses, claims, damages or liabilities to which the Company (or any such officer, director or controlling Person) may become subject (under the Securities Act or otherwise), insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, (A) any untrue statement of a material fact contained in the Registration Statement or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or (B) any untrue statement of a material fact contained in the Prospectuses or any omission of a material fact necessary to make the statements therein not misleading, if and to the extent that such untrue statement or omission was made in reliance upon and in conformity with written information furnished by or on behalf of any Selling Stockholder specifically for use in preparation of the Registration Statement, and each Selling Stockholder, severally and not jointly, will reimburse the Company (or such officer, director, employee, agent or controlling Person), as the case may be, for any legal or other out-of-pocket expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim; provided, however, that the obligation of each Selling Stockholder to indemnify the Company (or such officer, director or controlling Person) shall be limited to the net amount received by such Selling Stockholder from the sale of its Securities pursuant to such Registration Statement.

(d) Promptly after receipt by any indemnified Person of a notice of a claim or the beginning of any action in respect of which indemnity is to be sought against an indemnifying Person pursuant to this Section 3.18, such indemnified Person shall notify the indemnifying Person in writing of such claim or of the commencement of such action, but the omission to so notify the indemnifying Person will not relieve it from any liability which it may have to any indemnified Person under this Section 3.18 (except to the extent that such omission materially prejudices the indemnifying Person’s ability to defend such action) or from any liability otherwise than under this Section 3.18. Subject to the provisions hereinafter stated, in case any such action shall be brought against an indemnified Person, the indemnifying Person shall be entitled to participate therein, and, to the extent that it shall elect by written notice delivered to the indemnified Person promptly after receiving the aforesaid notice from such indemnified Person, shall be entitled to assume the defense thereof, with counsel reasonably satisfactory to such indemnified Person. After notice from the indemnifying Person to such indemnified Person of its election to assume the defense thereof, such indemnifying Person shall not be liable to such indemnified Person for any legal expenses subsequently incurred by such indemnified Person in connection with the defense thereof; provided, however, that if there exists or shall exist a conflict of interest that would make it inappropriate for the same counsel to represent both the indemnified Person and such indemnifying Person or any Affiliate or associate thereof, the indemnified Person shall be entitled to retain its own counsel at the expense of such indemnifying Person;

provided, further, however, that no indemnifying Person shall be responsible for the fees and expenses of more than one separate counsel (together with appropriate local counsel) for all indemnified parties. In no event shall any indemnifying Person be liable in respect of any amounts paid in settlement of any action unless the indemnifying Person shall have approved the terms of such settlement; provided, however, that such consent shall not be unreasonably withheld. No indemnifying Person shall, without the prior written consent of the indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any indemnified Person is or could have been a party and indemnification could have been sought hereunder by such indemnified Person, unless such settlement includes an unconditional release of such indemnified Person from all liability on claims that are related to the subject matter of such proceeding.

(e) If the indemnification provided for in this Section 3.18 is unavailable to or insufficient to hold harmless an indemnified Person under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying Person shall contribute to the amount paid or payable by such indemnified Person as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and any Purchaser, as well as any other Selling Stockholders under such registration statement, on the other in connection with the statements or omissions or other matters which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, in the case of an untrue statement, whether the untrue statement relates to information supplied by the Company on the one hand or any Purchaser or other Selling Stockholder on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement. The Company and each Purchaser agree that it would not be just and equitable if contribution pursuant to this subsection (e) were determined by pro rata allocation (even if the Purchasers and other Selling Stockholders were treated as one entity for such purpose) or by any other method of allocation which does not take into account the equitable considerations referred to above in this subsection (e). The amount paid or payable by an indemnified Person as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (e) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified Person in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (e), no Selling Stockholder shall be required to contribute any amount in excess of the amount by which the net amount received by such Selling Stockholder from the sale of the Securities to which such loss relates exceeds the amount of any damages which such Selling Stockholder has otherwise been required to pay by reason of such untrue statement. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The Selling Stockholder’s obligations in this subsection to contribute shall be in proportion to the respective sale of Securities of such Selling Stockholder and shall not be joint with any other Selling Stockholders.

(f) The parties to this Agreement hereby acknowledge that they are sophisticated business persons who were represented by counsel during the negotiations regarding the provisions hereof including, without limitation, the provisions of this Section 3.18, and are fully informed regarding said provisions. They further acknowledge that the provisions of this Section 3.18 fairly allocate the risks in light of the ability of the parties to investigate the Company and its business in order to assure that adequate disclosure is made in the Registration Statement as required by the Securities Act and the Exchange Act. The parties are advised that federal or state public policy as interpreted by the courts in certain jurisdictions may be contrary to certain of the provisions of this Section 3.18, and the parties hereto hereby expressly waive and relinquish any right or ability to assert such public policy as a defense to a claim under this Section 3.18 and further agree not to attempt to assert any such defense.

Section 3.19 Board Designee or Nominee; Board Observer.

(a) In the event that Warburg shall cease to have the right to elect the Warburg Appointed Director (as such term is defined in the Certificate of Designation) pursuant to Section 9(e) of the Certificate of

Designation, for so long as Warburg and its Affiliates Beneficially Own (as such term is defined in the Certificate of Designation) at least fifty percent (50%) of the shares of Common Stock issuable upon conversion of the Shares, the Company’s Nominating and Corporate Governance Committee (or any other committee exercising a similar function) (the “Nominating Committee”) shall recommend to the Board of Directors that the person designated by Warburg (the “Warburg Nominated Director”) be included in the slate of nominees in the class to be elected or appointed to the Board of Directors at the next annual meeting of stockholders, and the Company’s Board of Directors shall so include such person, in accordance with the Company’s bylaws and certificate of incorporation and the DGCL, and at each annual meeting of stockholders of the Company at which such person’s term expires; provided, however, that the Nominating Committee shall not be required to make such recommendation if the Nominating Committee determines in good faith that such a recommendation will be a breach of the fiduciary duty of such committee under applicable law. Each Warburg Nominated Director shall serve the term associated with the class of directors to which the Warburg Nominated Director belongs in accordance with the Company’s Certificate of Incorporation. If the Warburg Nominated Director shall cease to serve as a director for any reason, if Warburg shall so request, the Board of Directors will take all action required to fill the vacancy resulting therefrom with a person designated by Warburg, in accordance with the Company’s bylaws and certificate of incorporation and the General Corporation Law of Delaware. If the vacancy is not filled with a director designated by Warburg, Warburg shall have the right to request that the person designated by Warburg be included in the slate of nominees in the class to be elected or appointed to the Board of Directors at the next annual meeting of stockholders, in accordance with the Company’s bylaws and certificate of incorporation and the General Corporation Law of Delaware, and at each annual meeting of stockholders of the Company at which such person’s term expires.

(b) For the purposes of this Agreement, the term “Warburg Director” shall refer to the Warburg Appointed Director or the Warburg Nominated Director, as the case may be; provided that at any one time only one Warburg Director shall serve as a member of the Board of Directors. For so long as such membership does not conflict with any applicable law or regulation or listing requirement of the Nasdaq National Market (as determined in good faith by the Board of Directors), the Warburg Director shall be entitled, at his or her election, to serve as a member of the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and each other principal committee or subcommittee of the Board of Directors.

(c) In addition to the Warburg Director, Warburg shall have the right to have one observer (the “Board Observer”) attend meetings of the Board of Directors and principal committees immediately upon the Closing and for so long as Warburg has the right to appoint designate the Warburg Appointed Director pursuant to Section 9(e) of the Certificate of Designation or nominate the Warburg Nominated Director pursuant to this Agreement. Warburg agrees to and to cause its Board Observer to hold in confidence and trust and not use or disclose any confidential information provided to or learned by such Board Observer in connection with Warburg’s rights pursuant to this section.

(d) Warburg hereby designates Cary Davis as the initial Warburg Appointed Director to commence his term in accordance with Section 9(e) of the Certificate of Designation.

For so long as Warburg has the right to designate the Warburg Director pursuant to Section 9(e) of the Certificate of Designation and/or this Agreement, the Warburg Director and the Board Observer shall each receive a copy of all materials distributed to the Board of Directors, whether provided to directors in advance of, during or after any meeting of the applicable Board of Directors, regardless of whether the Warburg Director or Board Observer shall be in attendance at any such meeting.

The Warburg Director shall be reimbursed for out-of-pocket expenses incurred in connection with participation as a member of the Board of Directors in a manner consistent with the Company’s policies for reimbursing other outside members of the Board of Directors. In addition, the Warburg Director shall be entitled to the same compensation paid to other outside members of the Board of Directors in his or her capacity as a director, which compensation shall be assignable to Warburg.

Section 3.20 Subscription Rights.

(a) For the purposes of this Section 3.20, “Excluded Stock” shall mean (A) shares of Common Stock issued by the Company as a stock dividend payable in shares of Common Stock, or upon any subdivision or split-up of the outstanding shares of capital stock, in each case which is subject to the provisions of Section 7(c)(ii) of the Certificate of Designations, (B) the issuance of shares of Common Stock (including upon exercise of options) to directors, employees or consultants of the Corporation pursuant to a stock option plan, restricted stock plan or other similar plan approved by the Board of Directors, (C) the issuance of shares of Common Stock in connection with bona fide acquisitions of securities of another Person (other than issuances to Persons that were Affiliates of the Company at the time that the agreement with respect to such issuance was entered into), (D) that number of shares of Common Stock set forth in subparagraph (d) of the definition of “Excluded Stock” in Section 10 of the Certificate of Designations (as appropriately adjusted for any stock splits, stock dividends, combinations, recapitalizations or similar events) issued (including shares issuable upon exercise of warrants to purchase Common Stock issued) to (1) financial institutions or lessors in connection with bona fide commercial credit arrangements, equipment financings or commercial property lease transactions, the terms of which are approved by the Board of Directors, or (2) an entity as a component of any business relationship with such entity for the purpose of (x) joint venture, technology licensing or development activities, or (y) distribution, supply or manufacture of the Corporation’s products or services, the terms of which are approved by the Board of Directors, (E) the issuance of shares of Common Stock upon exercise of the Shares and (F) the Warrants and shares of Common Stock issued or issuable upon exercise thereof.

(b) If at any time after the date hereof, and for so long as a Purchaser Beneficially Owns (as defined in the Certificate of Designation) at least fifty percent (50%) of the shares of Common Stock issuable to such Purchaser pursuant to this Agreement (including upon conversion of the Shares and exercise of the Warrants), the Company proposes to issue equity securities of any kind (the term “equity securities” shall include for these purposes any warrants, options or other rights to acquire equity securities and debt securities convertible into equity securities) of the Company, other than Excluded Stock, then, as to each Purchaser, the Company shall:

(i) give written notice to such Purchaser (no less than ten (10) business days prior to the closing of such issuance) setting forth in reasonable detail (A) the designation and all of the terms and provisions of the securities proposed to be issued (the “Proposed Securities”), including, where applicable, the voting powers, preferences and relative participating, optional or other special rights, and the qualification, limitations or restrictions thereof and interest rate and maturity; (B) the price and other terms of the proposed sale of such securities; (C) the amount of such securities proposed to be issued; and (D) such other information as such Purchaser may reasonably request in order to evaluate the proposed issuance; and

(ii) offer to issue and sell to such Purchaser, on such terms as the Proposed Securities are issued and upon full payment by such Purchaser, a portion of the Proposed Securities equal to a percentage determined by dividing (A) the number of shares of Common Stock such Purchaser Beneficially Owns (as defined in the Certificate of Designation) by (B) the total number of shares of Common Stock then outstanding, including for purposes of this calculation all shares of Common Stock issuable upon conversion or exercise in full of any convertible or exercisable securities (other than employee stock options) then outstanding.

(c) Each Purchaser must exercise its purchase rights hereunder within ten (10) business days after receipt of such notice from the Company. To the extent that the Company offers two or more securities in units, each Purchaser must purchase such units as a whole and will not be given the opportunity to purchase only one of the securities making up such unit. The closing of the exercise of such subscription right shall take place simultaneously with the closing of the sale of the Proposed Securities giving rise to such subscription right.

(d) Upon the expiration of the 10-day offering period described above, the Company will be free to sell such Proposed Securities that the Purchasers have not elected to purchase during the ninety (90) days following such expiration on terms and conditions no more favorable to the purchasers thereof than those offered to such holders. Any Proposed Securities offered or sold by the Company after such 90 day period must be reoffered to the Purchasers pursuant to this Section 3.20.

The election by any Purchaser not to exercise its subscription rights under this Section 3.20 in any one instance shall not affect its right as to any subsequent proposed issuance. Any sale of such securities by the Company without first giving each Purchaser the rights described in this Section 3.20 shall, unless waived by the majority-in-interest of the Shares and Warrant Shares outstanding, be void and of no force and effect.

Section 3.21 Access to Information; Confidentiality. From the date of this Agreement until such time as the Purchasers no longer hold Securities acquired pursuant to the terms of this Agreement, the Company will afford to the Purchasers and their authorized representatives (including counsel, financial advisors, consultants, accountants, auditors and agents) reasonable access during normal business hours and upon reasonable notice to all of its facilities, personnel and operations and to all of its and the Company Subsidiaries’ books and records, will permit the Purchasers and their authorized representatives to conduct inspections as they may reasonably request and will instruct its officers and those of the Company Subsidiaries to furnish the other party with such financial and operating data and other information with respect to its business and properties as the Purchasers may from time to time reasonably request. Purchasers will hold such information, and will cause their authorized representatives (including counsel, financial advisors, consultants, accountants, auditors and agents) to hold such information, in strict confidence, unless compelled to disclose by judicial or administrative process or, in the written opinion of its counsel, by other requirement of law or the applicable requirements of any regulatory agency or relevant stock exchange (except to the extent that such information (A) was available to Purchaser on a nonconfidential basis prior to its disclosure by the Company either (i) by virtue of its being in the public domain through no fault of the Purchaser or (ii) through disclosure to Purchaser by a Person not otherwise bound to a confidentiality agreement with the Company or (B) is later lawfully acquired by the Purchaser from other sources who, to the knowledge of Purchaser, had the right to transfer or disclose it), and the Purchaser shall not release or disclose such information to any other person, except its auditors, attorneys, financial advisors and other consultants or advisors.

Section 3.22 CyberGuard Representations. To the knowledge of the Company, representations and warranties made by CyberGuard to the Company in Sections 3.7 (“SEC Filings”), 3.9 (“Financial Statements; Controls”) and 3.17 (“Intellectual Property Rights”) of the Merger Agreement are true and correct.

ARTICLE IV

Conditions

Section 4.1 Conditions Precedent to the Obligation of the Purchasers to Purchase the Shares and Warrants. The obligations of the Purchasers to purchase the Shares and Warrants from the Company at the Closing shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Purchasers:

(a) The representations and warranties of the Company contained in this Agreement and the Merger Agreement (without regard to any materiality or Material Adverse Effect exceptions or provisions therein) shall be true and correct, in all respects, as of the Closing Date, with the same force and effect as if made at the Closing Date, except (i) for changes specifically permitted by the terms of the Merger Agreement, (ii) that the accuracy of the representations and warranties that by their terms speak as of the date of the Merger Agreement or some other date will be determined as of such date and (iii) where the failure of such representations and warranties to be so true and correct does not constitute, or could not reasonably be expected to result in, a Material Adverse Effect; provided, however, that notwithstanding the exception in clause (iii), the representations and warranties contained in Section 4.6 of the Merger Agreement shall not be deemed true and correct in all respects if any amount set forth in Section 4.6 of the Merger Agreement or Schedule 4.6 of the Parent Disclosure Schedule is incorrect by more than 25,000 shares.

(b) The representations and warranties of CyberGuard, contained in the Merger Agreement (without regard to any materiality or Material Adverse Effect exceptions or provisions therein) shall be true and correct, in all respects, as of the Closing Date, with the same force and effect as if made at the Closing Date, except (i) for changes specifically permitted by the terms of the Merger Agreement, (ii) that the accuracy of the representations and warranties that by their terms speak as of the date of the Merger Agreement or some other date will be determined as of such date and (iii) where the failure of such representations and warranties to be so true and correct does not constitute, or could not reasonably be expected to result in a CyberGuard Material Adverse Effect; provided, however, that notwithstanding the exception in clause (iii), the representations and warranties contained in Section 3.6 of the Merger Agreement shall not be deemed true and correct in all respects if any amount set forth in Section 3.6 of the Merger Agreement or Schedule 3.6 of the Company Disclosure Schedule (as defined in the Merger Agreement) is incorrect by more than 25,000 shares.

For the purposes of this subsection 4.1(b), a “CyberGuard Material Adverse Effect” shall mean any change, effect or circumstance that, individually or when taken together with all other such similar or related changes, effects or circumstances that have occurred prior to the date of determination of the occurrence of the CyberGuard Material Adverse Effect (i) is materially adverse to the business, financial condition, results of operations, or assets and liabilities, taken as a whole, of CyberGuard, including CyberGuard’s Company Subsidiaries (as defined in the Merger Agreement), or (ii) would reasonably be expected to prevent CyberGuard from consummating the Merger or any of the transactions contemplated by the Merger Agreement or to perform any of its obligations under the Merger Agreement before the Effective Time (as defined in the Merger Agreement), or (iii) materially and adversely affects the Company’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation (as defined in the Merger Agreement). Notwithstanding the foregoing, with respect to item (i) above, none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a CyberGuard Material Adverse Effect: (A) any adverse change, event or effect arising from or relating to general business or economic conditions; (B) any adverse change, event or effect relating to or affecting the computer security industry generally, which does not disproportionately affect CyberGuard; and (C) any adverse change, event or effect arising from or relating to the announcement or pendency of the Merger.

(c) The Company shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(d) The Company shall have furnished a certificate of the Company executed on its behalf by an officer of the Company certifying compliance with the conditions set forth in Sections 4.1(a), (b) and (c) of this Agreement.

(e) Prior to the Closing, the Company shall have entered into an agreement with Norwest Bank Minnesota and the Bank of Nova Scotia Trust Company of New York to amend that certain Rights Agreement, dated as of July 24, 1997 (as amended and restated as of October 22, 1998) (the “Rights Plan”) (i) to permit the acquisition by the Purchasers of the Securities without such acquisitions constituting or otherwise triggering a “Shares Acquisition Date” or “Distribution Date” and (ii) to specifically provide that such Securities shall not be deemed “Beneficially Owned” by the Purchasers for the purposes of the Rights Plan.

(f) The purchase of and payment for the Securities being purchased on such date by the Purchaser shall not be prohibited or enjoined by any Legal Requirement or Governmental Entity.

(g) The waiting period under the HSR Act and any other applicable merger control regulation shall have expired or notice of early termination of such waiting periods shall have been received by the Company and the Purchasers.

(h) The Certificate of Designation shall have been filed by the Company with the Secretary of State of the State of Delaware.

(i) The Purchaser shall have received from the Company’s counsel, Heller Ehrman LLP, an opinion substantially in the form of Exhibit C hereto.

(j) The Warburg Director shall have become a member of the Board of Directors effective upon such Closing.

(k) The approval of the Company’s stockholders with respect to the Preferred Stock Proposal and the Certificate Proposal shall have been obtained.

(l) The Company shall not have amended the Merger Agreement, waived any provision or condition thereof or given any consent pursuant to the terms thereof or contemplated thereby without the prior written consent of Warburg, and the Merger shall have been consummated pursuant to, and in accordance with, the Merger Agreement.

Each Purchaser’s obligations under this Section 4.1 shall be several and independent from the obligations of each other Purchaser; and the failure by any Purchaser to fulfill or comply with any of the conditions set forth in this Section 4.1 shall not affect the obligations of the Company to any other Purchaser to consummate the transactions contemplated by this Agreement.

Section 4.2 Conditions Precedent to the Obligation of the Company to Sell the Shares and Warrants. The obligation of the Company to sell the Shares and Warrants to the Purchasers shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) The representations and warranties contained herein of the Purchasers shall be true and correct on and as of the date hereof and on and as of the Closing Date, with the same force and effect as though made on and as of the Closing Date (it being understood and agreed by the Company that, in the case of any representation and warranty of the Purchasers contained herein which is not hereinabove qualified by application thereto of a materiality or material adverse effect standard, such representation and warranty need be true and correct only in all material respects).

(b) The Purchasers shall have performed in all material respects all obligations herein required to be performed or observed by the Purchasers on or prior to the Closing Date.

(c) The sale of the Securities by the Company being sold on such date shall not be prohibited or enjoined by any Legal Requirement or Governmental Entity.

(d) The waiting period under the HSR Act shall have expired or notice of early termination of the waiting period shall have been received by the Company and the Purchasers.

(e) The Merger shall have been consummated.

ARTICLE V

Certificate Legend

Section 5.1 Legend.

(a) Each certificate representing the Shares and the Warrant Shares shall be stamped or otherwise imprinted with a legend substantially in the following form (in addition to any legend required by applicable state securities or “blue sky” laws) until such legend may be removed as provided in subsection (b) below:

“THE SHARES OF [SERIES A PREFERRED] [COMMON] STOCK REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IF APPLICABLE, STATE SECURITIES LAWS. THESE SHARES OF COMMON STOCK MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF

AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SHARES OF COMMON STOCK UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO SECURE COMPUTING CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED.”

(b) The Company agrees to reissue certificates representing any of the Shares or Warrant Shares, without the legend set forth above, if at such time, prior to making any transfer of any such Securities, such holder thereof shall give written notice to the Company describing the manner and terms of such transfer and removal as the Company may reasonably request; provided that such legends shall not be removed and such proposed transfer will not be effected until: (A) the resale of such shares of Common Stock are registered under the Securities Act, or (B) such holder provides the Company with an opinion of counsel reasonably acceptable to the Company to the effect that a public sale, assignment or transfer of the shares of Common Stock may be made without registration under the Securities Act and applicable state securities or “blue sky” laws. In the case of any proposed transfer under this Section 5.1, the Company shall in no event be required, in connection therewith, to qualify to do business in any state where it is not then qualified or to take any action that would subject it to tax or to general service of process in any state where it is not then subject.

ARTICLE VI

Termination

Section 6.1 Termination. This Agreement may be terminated at any time prior to the Closing Date by (a) the mutual written consent of the Company and the Purchasers, (b) any party if the Merger Agreement is terminated in accordance with its terms, or (c) any party if the Closing Date has not occurred by December 31, 2005 subject to extension if the Company should so request from the Purchasers, such extension not to be unreasonably withheld by the Purchasers (the “End Date”), provided, however, that the right to terminate pursuant to this Section 6.1 shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date, and such action or failure to act constitutes a material breach of this Agreement.

Section 6.2 Effect of Termination. In the event of a termination by the Company or the Purchasers, written notice thereof shall forthwith be given to the other party and the transactions contemplated by this Agreement shall be terminated without further action by any party. If this Agreement is terminated as provided in Section 6.1 herein, this Agreement shall become null and void and of no further force or effect, with no liability on the part of the Company or the Purchasers, or their directors, officers, agents or stockholders, with respect to this Agreement, except as provided in this Section 6.2 and Article VII herein, which shall survive the termination of this Agreement. Nothing in this Section 6.2 shall be deemed to release the Company or any Purchaser from any liability for any breach of this Agreement, or to impair the rights of the Company or such Purchaser to compel specific performance by the other of its obligations under this Agreement.

ARTICLE VII

Miscellaneous

Section 7.1 Governing Law; Jurisdiction. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York without giving effect to the principles of conflicts of laws. Any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement may be brought or otherwise commenced in any state or federal court located in the State of New York. Each party hereto agrees to the entry of an order to enforce any resolution, settlement, order or award made pursuant to this Section 7.1 by the state and federal courts located in the State of New York and in connection therewith hereby waives, and agrees not to assert by way of motion, as a defense, or otherwise, any claim that such resolution, settlement, order or award is inconsistent with or violative of the laws or public policy of the laws of the State of New York or any other jurisdiction.

Section 7.2 Entire Agreement; Amendment. This Agreement and the other Transaction Documents, along with (i) the Disclosure Letter, (ii) those representations and warranties from the Merger Agreement incorporated or referred to herein and (iii) the Parent Disclosure Statement provided by the Company in connection with the Merger Agreement together constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. Any previous agreements among the parties relative to the specific subject matter hereof are superseded by this Agreement and the above-referenced documents. Neither this Agreement nor any provision hereof may be amended, changed, waived, discharged or terminated other than by a written instrument signed by the party against who enforcement of any such amendment, change, waiver, discharge or termination is sought.

Section 7.3 Notices, etc. All notices and other communications required or permitted hereunder shall be effective upon receipt and shall be in writing and may be delivered in person, by telecopy, electronic mail, express delivery service or U.S. mail, in which event it may be mailed by first-class, certified or registered, postage prepaid, addressed, to the party to be notified, at the respective addresses set forth below, or at such other address which may hereinafter be designated in writing:

(a) If to the Purchasers, to:

Warburg Pincus Private Equity IX, L.P.

c/o Warburg Pincus LLC

466 Lexington Avenue

New York, NY 10017

Attention: Scott A. Arenare

Fax No. 212-878-6139

with a copy to:

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 94304

Attention: Jeffrey D. Saper, Esq.

                 Steven V. Bernard, Esq.

Fax No. 650-493-6811

(b) If to the Company, to:

Secure Computing Corporation

4810 Harwood Road

San Jose, CA 95124-5206

Attention: John McNulty

Phone: 408-979-6180

Fax: 408-979-6505

with a copy to:

Secure Computing Corporation

2675 Long Lake Road

St. Paul, MN 55113

Attention: Mary Budge

Phone: 651-628-6221

Fax: 651-628-2714

Heller Ehrman LLP

275 Middlefield Road

Menlo Park, CA 94025-3506

Attention: Kyle Guse, Esq.

Phone: 650-324-7000

Fax No. 650-324-0638

Section 7.4 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party upon any breach or default of any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character of any breach or default under this Agreement, or any waiver of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in writing, and that all remedies, either under this Agreement, by law or otherwise, shall be cumulative and not alternative.

Section 7.5 Titles; Subtitles. The titles of the Articles and Sections of this Agreement are for convenience of reference only and in no way define, limit, extend, or describe the scope of this Agreement or the intent of any of its provisions.

Section 7.6 Assignment. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors and assigns of the parties hereto.

Section 7.7 Certain Adjustments. The parties recognize that the terms of the Securities and the Transaction Documents provide for a variety of antidilution and other similar rights and adjustments. It is the parties’ intention that these rights and adjustments shall be given effect in a manner that produces fair and equitable results in the circumstances. In the event the Company shall at any time after the date of this Agreement and prior to the issuances of the Shares and the Warrants (A) declare a dividend on the Common Stock payable in Common Stock, (B) subdivide the outstanding Common Stock, (C) combine the outstanding Common Stock into a smaller number of Common Stock or (D) issue any shares of its capital stock in a reclassification of the Common Stock (including any such reclassification in connection with a share exchange, consolidation or merger in which the Company is the continuing or surviving corporation) (whether or not permitted by this Agreement), except as otherwise set forth herein, the prices, price ranges and trigger points in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, and the number and kind of shares of capital stock issuable on such date, shall be proportionately adjusted so that the Purchasers after such time shall be entitled to purchase the aggregate number and kind of shares of capital stock which, had the respective transaction contemplated by this Agreement taken place immediately prior to such date, the Purchasers would have entitled to acquire upon consummation of such transaction or been entitled to receive by virtue of such dividend, subdivision, combination or reclassification.

Section 7.8 No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

Section 7.9 Survival. Each of the representations and warranties (i) set forth in this Agreement and the other Transaction Documents and (ii) incorporated into this Agreement shall survive the Closing but only for a period of eighteen (18) months following the Closing Date and thereafter shall expire and have no further force and effect. Except as otherwise provided herein, all covenants and agreements contained herein shall survive for the duration of any statutes of limitations applicable thereto or until, by their respective terms, they are no longer operative.

Section 7.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

Section 7.11 Severability. If any provision of this Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 7.12 SPECIFIC PERFORMANCE. THE PARTIES HERETO AGREE THAT IRREPARABLE DAMAGE WOULD OCCUR IN THE EVENT THAT ANY OF THE PROVISIONS OF THIS AGREEMENT WERE NOT PERFORMED IN ACCORDANCE WITH ITS SPECIFIC INTENT OR WERE OTHERWISE BREACHED. IT IS ACCORDINGLY AGREED THAT THE PARTIES SHALL BE ENTITLED TO AN INJUNCTION OR INJUNCTIONS, WITHOUT BOND, TO PREVENT OR CURE BREACHES OF THE PROVISIONS OF THIS AGREEMENT AND TO ENFORCE SPECIFICALLY THE TERMS AND PROVISIONS HEREOF, THIS BEING IN ADDITION TO ANY OTHER REMEDY TO WHICH THEY MAY BE ENTITLED BY LAW OR EQUITY, AND ANY PARTY SUED FOR BREACH OF THIS AGREEMENT EXPRESSLY WAIVES ANY DEFENSE THAT A REMEDY IN DAMAGES WOULD BE ADEQUATE.

Section 7.13 Rights Cumulative. Each and all of the various rights, powers and remedies of the parties shall be considered to be cumulative with and in addition to any other rights, powers and remedies which such parties may have at law or in equity in the event of the breach of any of the terms of this Agreement.

Section 7.14 Consents. Any permission, consent, or approval of any kind or character under this Agreement shall be in writing and shall be effective only to the extent specifically set forth in such writing.

Section 7.15 Construction of Agreement. No provision of this Agreement shall be construed against either party as the drafter thereof.

Section 7.16 Time of Essence. Time is of the essence in the performance of each and every term of this Agreement.

Section 7.17 Variations of Pronouns. All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require.

[Remainder of page intentionally left blank. Signature pages to follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

SECURE COMPUTING CORPORATION

By:
Name:
Title:

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By:	Warburg Pincus IX LLC, its general partner
By:	Warburg Pincus Partners LLC, its sole member
By:	Warburg Pincus & Co, its managing member

By:
Name:	Cary J. Davis
Title:	Partner

EXHIBIT A

SCHEDULE OF PURCHASERS

Name and Address of Purchaser	Securities
Warburg Pincus Private Equity IX, L.P. c/o Warburg Pincus LLC 466 Lexington Avenue New York, NY 10017 Attention: Cary J. Davis Fax No. 212-878-6139	700,000 Shares of Series A Preferred Stock Warrants to purchase 1,000,000 shares of Common Stock.

Exhibit B

THE SECURITIES REPRESENTED BY THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR SECURITIES LAWS OF ANY STATE AND MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED, TRANSFERRED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR SUCH LAWS, AND, IF REQUESTED BY THE COMPANY, UPON DELIVERY OF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT THE PROPOSED TRANSFER IS EXEMPT FROM THE ACT OR SUCH LAWS.

FORM OF WARRANT

No. [ ]	[ ], 2005

TO PURCHASE SHARES OF COMMON STOCK, PAR VALUE $0.01

PER SHARE, OF SECURE COMPUTING CORPORATION

1. Definitions. Unless the context otherwise requires, when used herein the following terms shall have the meaning indicated.

“Affiliate” means with respect to any Person, any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person. For purposes of this definition, the term “control” (and correlative terms “controlling,” “controlled by” and other “under common control with”) means possession of the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person.

“Board” means the Board of Directors of the Company.

“Business Combination” means (a) any reorganization, consolidation, merger, share exchange or similar business combination transaction involving the Company with any Person or (b) the sale, assignment, conveyance, transfer, lease or other disposition by the Company of all or substantially all of its assets.

“Business Day” means any day except a Saturday, Sunday or a day on which banking institutions are legally authorized to close in the City of New York.

“Capital Stock” means (a) with respect to any Person that is a corporation or company, any and all shares, interests, participations or other equivalents (however designated) of capital or capital stock of such Person and (b) with respect to any Person that is not a corporation or company, any and all partnership or other equity interests of such Person.

“Cashless Exercise” has the meaning given to it in Section 3(A)(b)(ii).

“Certificate of Designations” means the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company, in the form as set forth in Exhibit D to the Purchase Agreement.

“Change in Control” has the meaning given to it in the Certificate of Designations.

“Common Stock” means the Company’s Common Stock, par value $0.01 per share.

“Company” means Secure Computing Corporation, a Delaware corporation.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“Excluded Stock” has the meaning given to it in the Certificate of Designations.

“Exercise Price” has the meaning given to it in Section 2 herein.

“Expiration Date” has the meaning given to it in Section 3(A) herein.

“Market Price” means, with respect to a particular security, on any given day, the volume weighted average price or, in case no such reported sales takes place on such day, the average of the highest asked and lowest bid prices regular way, in either case on the Nasdaq National Market or on the principal national securities exchange on which the applicable security is listed or admitted to trading, as applicable, or if not quoted on the Nasdaq National Market or listed or admitted to trading on any national securities exchange, (a) the average of the highest and lowest sale prices for such day reported by the Nasdaq Stock Market if such security is traded over-the-counter and quoted in the Nasdaq Stock Market, or (b) if such security is so traded, but not so quoted, the average of the highest reported asked and lowest reported bid prices of such security as reported by the Nasdaq Stock Market or any comparable system, or (c) if such security is not listed on the Nasdaq Stock Market or any comparable system, the average of the highest asked and lowest bid prices as furnished by two members of the National Association of Securities Dealers, Inc. selected from time to time by the Company for that purpose. If such security is not listed and traded in a manner that the quotations referred to above are available for the period required hereunder, the Market Price per share of Common Stock shall be deemed to be the fair value per share of such security as determined in good faith by the Board.

“Nasdaq” has the meaning given to it in the Purchase Agreement.

“Original Issue Date” means the date on which the Warrants were first issued.

“Outstanding” means, at any time, the number of shares of Common Stock actually outstanding at such time, plus the number of shares of Common Stock issuable upon the conversion or exercise in full of all securities actually outstanding at such time that are exercisable for, or convertible into, shares of Common Stock (whether or not then exercisable or convertible), but shall not include any shares of Common Stock or securities exercisable for, or convertible into, shares of Common Stock in the treasury of the Company or held for the account of the Company or any of its Subsidiaries.

“Person” means an individual, corporation, partnership, other entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act).

“Preferred Stock” means the Series A Convertible Preferred Stock of the Company or successor preferred stock as contemplated by the Certificate of Designations.

“Purchase Agreement” means the Purchase Agreement, dated as of August 17, 2005, among the Company and the purchasers named therein, including all schedules and exhibits thereto.

“Securities Act” means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“Shares” has the meaning given to it in Section 2 herein.

“Subsidiary” of a Person means (a) a corporation, a majority of whose stock with voting power, under ordinary circumstances, to elect directors is at the time of determination, directly or indirectly, owned by such Person or by one or more Subsidiaries of such Person, or (b) any other entity (other than a corporation) in which such Person or one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof has at least a majority ownership interest.

“Trading Day” means (a) if the applicable security is quoted on the Nasdaq National Market, a day on which trades may be made thereon, (b) if the applicable security is listed or admitted for trading on the New York Stock Exchange, Inc. or another national security exchange, a day on which the New York Stock Exchange, Inc. or such other national security exchange is open for trading or (c) if the applicable security is not so listed, admitted for trading or quoted, any Business Day.

“Warrantholder” has the meaning given to it in Section 2 herein.

“Warrants” means collectively the warrants which are issuable to the purchasers named in the Purchase Agreement pursuant to the Purchase Agreement.

2. Number of Shares; Exercise Price. This certifies that, for value received, Warburg Pincus Private Equity IX, L.P. or its registered assigns or transferees (the “Warrantholder”) is entitled, upon the terms and subject to the conditions hereinafter set forth, to acquire from the Company, in whole or in part, up to an aggregate of 1,000,000 fully paid and nonassessable shares of Common Stock (the “Shares”) of the Company, at a per Share purchase price (the “Exercise Price”) equal to $14.74. The number and type of Shares and the Exercise Price are subject to adjustment as provided herein, and all references to “Shares,” “Common Stock” and “Exercise Price” herein shall be deemed to include any such adjustment or series of adjustments.

3. Exercise Rights.

(A) Exercise of Warrant; Term. The right to purchase the Shares represented by this Warrant is exercisable, in whole or in part, by the Warrantholder, at any time or from time to time but in no event later than 11:59 p.m. New York City Time, on [                 ], 2012 (the “Expiration Date”), by (a) the surrender of this Warrant and Notice of Exercise annexed hereto, duly completed and executed on behalf of the Warrantholder, at the office of the Company in San Jose, California (or such other office or agency of the Company in the United States as it may designate by notice in writing to the Warrantholder at the address of the Warrantholder appearing on the books of the Company), and (b) payment of the Exercise Price for the Shares thereby purchased at the election of the Warrantholder in one or a combination of the following manners:

(i) by tendering in cash, by certified or cashier’s check or by wire transfer payable to the order of the Company;

(ii) by surrendering to the Company for cancellation securities of the Company equal in value to the aggregate Exercise Price as to which this Warrant is so exercised based on the average Market Price of the Common Stock for the ten (10) consecutive Trading Days ending on and including the Trading Day immediately prior to the date on which this Warrant and the Notice of Exercise are delivered to the Company; or

(iii) by having the Company withhold shares of Common Stock issuable upon exercise of this Warrant equal in value to the aggregate Exercise Price as to which this Warrant is so exercised based on the average Market Price of the Common Stock for the five (5) consecutive Trading Days ending on and including the Trading Day immediately prior to the date on which this Warrant and the Notice of Exercise are delivered to the Company (a “Cashless Exercise”).

(B) Replacement of Warrant. If the exercising (or transferring, as the case may be) Warrantholder does not exercise (or transfer, as the case may be) this Warrant in its entirety, the Warrantholder will be entitled to receive from the Company within a reasonable time, not exceeding five (5) Business Days, a new warrant in substantially identical form for the purchase of that number of Shares equal to the difference between the number of Shares subject to this Warrant and the number of Shares as to which this Warrant is so exercised (or transferred, as the case may be).

(C) Notwithstanding anything to the contrary contained herein, if the Holder shall have given the Company written notice of its intention to exercise this Warrant on or before 11:59 p.m., New York City time on the

Expiration Date, the Holder may exercise this Warrant at any time through (and including) the Business Day next following the date that any applicable required regulatory holding periods have expired and any applicable required governmental approvals have been obtained in connection with such exercise of this Warrant.

(D) Notwithstanding anything to the contrary contained herein, this Warrant shall be automatically exercised on the Expiration Date, without action required on the part of the Warrantholder (except as hereinafter provided), for the Shares in the event the Market Price exceeds the Exercise Price on the close of business on the Expiration Date. Upon notice by the Company, the Warrantholder shall promptly surrender the Warrant at the office of the Company in San Jose, California (or such other office or agency of the Company in the United States as it may designate by notice in writing to the Warrantholder at the address of the Warrantholder appearing on the books of the Company). Any such exercise of the Warrant shall be made through a Cashless Exercise.

4. Issuance of Shares; Authorization; Listing. The Company hereby represents and warrants that any Shares issued upon the exercise of this Warrant in accordance with the provisions of Section 3 will, upon issuance and payment therefor in any manner provided in Section 3(A), be duly and validly authorized and issued, fully paid and nonassessable, free from all preemptive rights and free from all taxes, liens, security interests and charges (other than liens or charges created by or imposed upon the Warrantholder or taxes in respect of any transfer occurring contemporaneously therewith). Subject to the next sentence, certificates for Shares issued upon exercise of this Warrant will be issued in such name or names as the Warrantholder may designate and will be delivered to such named Person or Persons within a reasonable time, not to exceed five (5) Business Days after the date on which this Warrant has been duly exercised in accordance with the terms of this Warrant. The Company agrees that the Shares so issued will be deemed to have been issued to the Warrantholder as of the close of business on the date on which this Warrant and payment of the Exercise Price are delivered (or deemed delivered upon a Cashless Exercise) to the Company in accordance with the terms of this Warrant, notwithstanding that the stock transfer books of the Company may then be closed or certificates representing such Shares may not be actually delivered on such date. The Company will at all times reserve and keep available, free from preemptive rights, out of its authorized but unissued Common Stock, solely for the purpose of providing for the exercise of this Warrant, the aggregate number of shares of Common Stock issuable upon exercise of this Warrant. The Company will procure, at its sole expense, the listing of the Shares, subject to issuance or notice of issuance on the principal domestic stock exchange or inter-dealer quotation system on which the Common Stock is then listed or traded. The Company will take all action as may be necessary to ensure that the Shares may be issued without violation of any applicable law or regulation or of any requirement of any securities exchange on which the Shares are listed or traded.

5. No Fractional Shares or Scrip. No fractional Shares or scrip representing fractional Shares shall be issued upon any exercise of this Warrant. In lieu of any fractional Share to which the Warrantholder would otherwise be entitled, the Warrantholder shall be entitled to receive a cash payment equal to the Market Price per share of Common Stock computed as of the trading day immediately preceding the date the Warrant is presented for exercise, multiplied by such fraction of a Share.

6. No Rights as Shareholders. Except as otherwise provided herein, this Warrant does not entitle the Warrantholder to any voting rights or other rights as a stockholder of the Company prior to the date of exercise hereof.

7. Charges, Taxes and Expenses. Issuance of certificates for shares of Common Stock upon the exercise of this Warrant shall be made without charge to the Warrantholder or such designated Persons for any issue or transfer tax (other than taxes in respect of any transfer occurring contemporaneously therewith or as a result of the holder being a non-U.S. person) or other incidental expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Company.

8. Transfer/Assignment. This Warrant and any rights hereunder are not transferable by the Warrantholder, in whole or in part, in the absence of any effective registration statement related to this Warrant or an opinion of counsel, reasonably satisfactory in form and substance to the Company, that such registration is not required under the Securities Act and any applicable state securities laws. Subject to compliance with the preceding sentence, this Warrant and all rights hereunder are transferable to an accredited investor, in whole or in part (provided that this Warrant may not be transferred in part unless the transferee acquires the right to purchase at least 250,000 of the Shares), on the books of the Company by the registered holder hereof in person or by duly authorized attorney, and a new warrant shall be made and delivered by the Company, of the same tenor as this Warrant but registered in the name of the transferee, upon surrender of this Warrant, duly endorsed, to the office or agency of the Company described in Section 3. All expenses, taxes (other than stock transfer taxes or taxes imposed because the transferee is a non-U.S. Person) and other charges payable in connection with the preparation, execution and delivery of the new Warrants pursuant to this Section 8 shall be paid by the Company. The restrictions imposed by the first sentence of this Section 8 shall terminate as to the Warrant (i) when such security has been effectively registered under the Securities Act and disposed of in accordance with the registration statement covering such security, except with respect to securities held following such disposition by Affiliates of the Company, or (ii) when, in the opinion of counsel for the Company, such restrictions are no longer required in order to achieve compliance with the Securities Act.

9. Exchange and Registry of Warrant. This Warrant is exchangeable, upon the surrender hereof by the Warrantholder at the office or agency of the Company described in Section 3, for a new warrant or warrants of like tenor representing the right to purchase in the aggregate a like number of Shares. The Company shall maintain at the office or agency described in Section 3 a registry showing the name and address of the Warrantholder as the registered holder of this Warrant. This Warrant may be surrendered for exchange or exercise, in accordance with its terms, at the office of the Company, and the Company shall be entitled to rely in all respects, prior to written notice to the contrary, upon such registry.

10. Loss, Theft, Destruction or Mutilation of Warrant. If this Warrant is mutilated, lost, stolen or destroyed, at the expense of the Warrantholder, the Company will issue and deliver in substitution for and upon cancellation of the mutilated Warrant, or in substitution for the Warrant lost, stolen or destroyed, a new warrant or warrants of like tenor and representing an equivalent right or interest.

11. Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding day that is a Business Day.

12. Rule 144 Information. The Company covenants that it will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder (or, if the Company is not required to file such reports, it will, upon the request of any Warrantholder, make publicly available such information as is described in Rule 144(c)(2) under the Securities Act). Upon the request of any Warrantholder, the Company will deliver to such Warrantholder a written statement that it has complied with such requirements.

13. Adjustments and Other Rights. The Exercise Price and the number of Shares issuable upon exercise of this Warrant shall be subject to adjustment from time to time as follows:

(A) Common Stock Issued at Less than Exercise Price. If after the Original Issue Date the Company issues or sells any Common Stock other than Excluded Stock without consideration or for consideration per share less than the Exercise Price in effect as of the day of such issuance or sale, the Exercise Price in effect immediately prior to each such issuance or sale will immediately (except as provided below) be reduced to the price determined by multiplying the Exercise Price in effect immediately prior to such issuance or sale, by a fraction, (1) the numerator of which shall be the sum of (w) the number of shares of Common Stock Outstanding immediately prior to such issuance or sale, plus (x) the number of additional shares of Common Stock that the aggregate consideration received by the Company for the number of shares of Common Stock so issued or sold would purchase at the Exercise Price in effect immediately preceding such issuance or sale, and (2) the denominator of which shall be the sum of (y) the number of shares of Common Stock Outstanding immediately prior to such issuance or sale, plus (z) the number of additional shares of Common Stock so issued or sold. In such event, the number of shares of Common Stock issuable upon the exercise of this Warrant shall be increased to the number obtained by dividing (i) the product of (a) the number of Shares issuable upon the exercise of this Warrant before such adjustment, and (b) the Exercise Price in effect immediately prior to the issuance giving rise to this adjustment by (ii) the new Exercise Price determined in accordance with the immediately preceding sentence. For the purposes of any adjustment of the Exercise Price and the number of Shares issuable upon exercise of this Warrant pursuant to this Section 13(A), the following provisions shall be applicable:

(i) In the case of the issuance of Common Stock for cash, the amount of the consideration received by the Company shall be deemed to be the amount of the cash proceeds received by the Company for such Common Stock after deducting therefrom any discounts or commissions allowed, paid or incurred by the Company for any underwriting or otherwise in connection with the issuance and sale thereof.

(ii) In the case of the issuance of Common Stock (otherwise than upon the conversion of shares of Capital Stock or other securities of the Company) for a consideration in whole or in part other than cash, including securities acquired in exchange therefor (other than securities by their terms so exchangeable), the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board in good faith.

(iii) In the case of the issuance of (I) options, warrants or other rights to purchase or acquire Common Stock (whether or not at the time exercisable) or (II) securities by their terms convertible into or exchangeable for Common Stock (whether or not at the time so convertible or exchangeable) or options, warrants or rights to purchase such convertible or exchangeable securities (whether or not at the time exercisable):

(a) the aggregate maximum number of shares of Common Stock deliverable upon exercise of such options, warrants or other rights to purchase or acquire Common Stock shall be deemed to have been issued at the time such options, warrants or rights are issued and for a consideration equal to the consideration (determined in the manner provided in Section 13(A)(i) and (ii)), if any, received by the Company upon the issuance of such options, warrants or rights plus the minimum purchase price provided in such options, warrants or rights for the Common Stock covered thereby;

(b) the aggregate maximum number of shares of Common Stock deliverable upon conversion of or in exchange for any such convertible or exchangeable securities, or upon the exercise of options, warrants or other rights to purchase or acquire such convertible or exchangeable securities and the subsequent conversion or exchange thereof, shall be deemed to have been issued at the time such securities were issued or such options, warrants or rights were issued and for a consideration equal to the consideration, if any, received by the Company for any such securities and related options, warrants or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the additional consideration (determined in the manner provided in Section 13(A)(i) and (ii)), if any, to be received by the Company upon the conversion or exchange of such securities, or upon the exercise of any related options, warrants or rights to purchase or acquire such convertible or exchangeable securities and the subsequent conversion or exchange thereof;

(c) on any change in the number of shares of Common Stock deliverable upon exercise of any such options, warrants or rights or conversion or exchange of such convertible or exchangeable securities or any change in the consideration to be received by the Company upon such exercise, conversion or exchange, the Exercise Price and the number of Shares issuable upon exercise of this Warrant as then in effect shall forthwith be readjusted to such Exercise Price and number of Shares as would have been obtained had an adjustment been made pursuant to Section 13(A) upon the issuance of such options, warrants or rights not exercised prior to such change, or of such convertible or exchangeable securities not converted or exchanged prior to such change, upon the basis of such change;

(d) on the expiration or cancellation of any such options, warrants or rights (without exercise), or the termination of the right to convert or exchange such convertible or exchangeable securities (without exercise), if the Exercise Price and the number of Shares issuable upon exercise of this Warrant shall have been adjusted upon the issuance thereof, the Exercise Price and the number of Shares issuable upon exercise of this Warrant shall forthwith be readjusted pursuant to Section 13(A) to such Exercise Price and number of Shares as would have been obtained had an adjustment been made upon the issuance of such options, warrants, rights or such convertible or exchangeable securities on the basis of the issuance of only the number of shares of Common Stock actually issued upon the exercise of such options, warrants or rights, or upon the conversion or exchange of such convertible or exchangeable securities; and

(e) if the Exercise Price and the number of Shares issuable upon exercise of this Warrant shall have been adjusted upon the issuance of any such options, warrants, rights or convertible or exchangeable securities, no further adjustment of the Exercise Price and the number of Shares issuable upon exercise of this Warrant shall be made for the actual issuance of Common Stock upon the exercise, conversion or exchange thereof.

(B) Stock Splits, Subdivisions, Reclassifications or Combinations. If the Company shall (1) declare a dividend or make a distribution on its Common Stock in shares of Common Stock, (2) subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares, or (3) combine or reclassify the outstanding Common Stock into a smaller number of shares, the number of Shares issuable upon exercise of this Warrant at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be proportionately adjusted so that the Warrantholder after such date shall be entitled to purchase the number of shares of Common Stock which such holder would have owned or been entitled to receive after such date had this Warrant been exercised immediately prior to such date. In such event, the Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted to the number obtained by dividing (i) the product of (a) the number of Shares issuable upon the exercise of this Warrant before such adjustment and (b) the Exercise Price in effect immediately prior to the dividend, distribution, subdivision, combination or reclassification giving rise to this adjustment by (ii) the new number of Shares issuable upon exercise of the Warrant determined pursuant to the immediately preceding sentence.

(C) Other Distributions. In case the Company shall fix a record date for the making of a distribution to all holders of shares of its Common Stock (i) of shares of any class or of any Person other than shares of Common Stock or (ii) of evidence of indebtedness of the Company or any Subsidiary or (iii) of assets (excluding dividends or distributions referred to in Section 13(B)), or (iv) of rights or warrants (excluding any rights or warrants referred to in Section 13(A)), in each such case the number of Shares issuable upon exercise of this Warrant shall be multiplied by a fraction, the numerator of which is the Market Price per share of Common Stock on such record date and the denominator of which is the Market Price per share of Common Stock on such record date less the then fair market value (as determined in good faith by the Board) of said shares, evidences of indebtedness, assets, rights or warrants to be so distributed per share of Common Stock; such adjustment shall take effect on the record date for such distribution. In such event, the Exercise Price shall be multiplied by a fraction, the numerator of which is the number of Shares issuable upon the exercise of this Warrant before such adjustment, and the denominator of which is the new number of Shares issuable upon exercise of this Warrant determined in accordance with the immediately preceding sentence. Notwithstanding the foregoing, in the event that the fair market value (as determined above) of the shares or evidences of indebtedness, assets, rights or warrants to be so distributed with respect to one share of Common Stock is equal to or greater than the Market Price per share of Common Stock on such record date, then proper provision shall be made such that upon exercise of the Warrant, the holder shall receive the amount and kind of such shares, assets, evidences of indebtedness, rights or warrants such holders would have received had such holders exercised this Warrant immediately prior to such record date. In the event that such distribution is not so made, the Exercise Price and the number of Shares issuable upon exercise of this Warrant then in effect shall be readjusted, effective as of the date when the Board determines not to distribute such shares, evidences of indebtedness, assets, rights or warrants, as the case may be, to the Exercise Price that would then be in effect and the number of Shares that would then be issuable upon exercise of this Warrant if such record date had not been fixed.

(D) Business Combinations. In case of any Business Combination or reclassification of Common Stock (other than a reclassification of Common Stock referred to in Section 13(B)), this Warrant after the date of such Business Combination or reclassification will be exercisable solely for the number of shares of stock or other securities or property (including cash) to which the Common Stock issuable (at the time of such Business Combination or reclassification) upon exercise of this Warrant immediately prior to such Business Combination or reclassification would have been entitled upon such Business Combination or reclassification; and in any such case, if necessary, the provisions set forth herein with respect to the rights and interests thereafter of the Warrantholder shall be appropriately adjusted so as to be applicable, to the extent reasonable, to any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant. In determining the kind and amount of stock, securities or the property receivable upon consummation of such Business Combination or reclassification, if the holders of Common Stock have the right to elect the kind or amount of consideration receivable upon consummation of such Business Combination, then the Warrantholder shall have the right to make a similar election upon exercise of this Warrant with respect to the number of shares of stock or other securities or property which the Warrantholder will receive upon exercise of this Warrant.

(E) Successive Adjustments. Successive adjustments in the Exercise Price and the number of shares of Common Stock issuable upon exercise of this Warrant shall be made, without duplication, whenever any event specified in Sections 13(A), (B), (C) and (D) shall occur.

(F) Rounding of Calculations; Minimum Adjustments. All calculations under this Section 13 shall be made to the nearest one-tenth (1/10th) of a cent or to the nearest one-hundredth (1/100th) of a share, as the case may be. No adjustment in the Exercise Price or the number of Shares into which this Warrant is exercisable is required if the amount of such adjustment would be less than $0.01 or one-tenth (1/10th) of a share of Common Stock, as the case may be; provided, however, that any adjustments which by reason of this Section 13(F) are not required to be made will be carried forward and given effect in any subsequent adjustment.

(G) Adjustment for Unspecified Actions. If any event occurs as to which, in the good faith judgment of the Board, the provisions of this Section 13 are not strictly applicable or if strictly applicable would not fairly protect the exercise rights of the Warrantholder in accordance with the essential intent and principles of such provisions, the Board shall make an adjustment in the Exercise Price for the Warrants and/or the number of Shares received upon exercise of the Warrant, in accordance with such essential intent and principles, so as to protect such rights as aforesaid; provided, however, that in no event shall any adjustment have the effect of increasing the Exercise Price or decreasing the number of Shares, in each case as otherwise determined pursuant to any of the provisions of this Section 13 except in the case of a combination of shares of a type contemplated in Section 13(B) and then in no event to an amount larger than the Exercise Price as adjusted pursuant to Section 13(B) or lower than the number of Shares as adjusted pursuant to Section 13(B).

(H) Voluntary Adjustment by the Company. The Company may at its option, at any time during the term of the Warrants, reduce the then current Exercise Price or increase the number of Shares for which the Warrant may be exercised to any amount deemed appropriate by the Board; provided, however, that if the Company elects to make such adjustment, such adjustment will remain in effect for at least a 15-day period, after which time the Company may, at its option, reinstate the Exercise Price or number of Shares in effect prior to such reduction or increase, as applicable, subject to any interim adjustments pursuant to this Section 13.

(I) Statement Regarding Adjustments. Whenever the Exercise Price or the number of Shares into which this Warrant is exercisable shall be adjusted as provided in this Section 13, the Company shall forthwith file, at the principal office of the Company a statement showing in reasonable detail the facts requiring such adjustment and the Exercise Price that shall be in effect and the number of Shares into which this Warrant shall be exercisable after such adjustment and the Company shall also cause a copy of such statement to be sent by mail, first class postage prepaid, to each Warrantholder at the address appearing in the Company’s records. If such statement relates to an adjustment resulting from an event referred to in Section 13(J), such notice shall be included as part of the notice required to be mailed and published under the provision of Section 13(J).

(J) Grant, Issue or Sale of Options, Convertible Securities, or Rights. If at any time or from time to time on or after the date of issuance hereof and prior to the Expiration Date, the Company shall grant, issue or sell any options, warrants or other rights to purchase or acquire Common Stock (whether or not at the time exercisable) or securities by their terms convertible into or exchangeable for Common Stock (whether or not at the time so convertible or exchangeable) or options, warrants or rights to purchase such convertible or exchangeable securities (the “Purchase Rights”) pro rata to the record holders of any class of Common Stock and such grants, issuances or sales do not result in an adjustment of the Exercise Price under Section 13 hereof, then the Holder shall be entitled to acquire (within thirty (30) days after the later to occur of the initial exercise date of such Purchase Rights or receipt by such holder of the notice concerning Purchase Rights to which such Holder shall be entitled under Section 13(K)) and upon the terms applicable to such Purchase Rights either:

(i) the aggregate Purchase Rights which the Warrantholder could have acquired if it had held the number of shares of Common Stock acquirable upon exercise of this Warrant immediately before the grant, issuance or sale of such Purchase Rights; provided that if any Purchase Rights were distributed to holders of Common Stock without the payment of additional consideration by such holders, corresponding Purchase Rights shall be distributed to the exercising Warrantholder as soon as possible after such exercise and it shall not be necessary for the Holder specifically to request delivery of such rights; or

(ii) in the event that any such Purchase Rights shall have expired or shall expire prior to the end of said thirty (30) day period, the number of shares of Common Stock or the amount of property which the Warrantholder could have acquired upon such exercise at the time or times at which the Company granted, issued or sold such expired Purchase Rights.

(K) Notices. In the event that the Company shall give notice or make a public announcement to the holders of Common Stock of (1) any action of the type described in this Section 13, (2) a change in the type of securities or property to be delivered upon exercise of this Warrant), (3) a proposed liquidation, dissolution or winding up of the Company or (4) an offer to the holders of Common Stock the right to have their shares of Common Stock repurchased or redeemed or otherwise acquired by the Company, the Company shall, at the time of such notice or announcement, and in the case of any action which would require the fixing of a record date, at least 20 days prior to such record date, give notice to the Warrantholder, in the manner set forth in Section 13(I), which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth the facts with respect thereto as shall be reasonably necessary to indicate the effect on the Exercise Price and the number, kind or class of shares or other securities or property which shall be deliverable upon exercise of this Warrant. Such notice shall also state whether the action in question or the record date is subject to the effectiveness of a registration statement under the Act or to a favorable vote of securityholders, if either is required.

(L) Miscellaneous. Except as provided in Section 13, no adjustment in respect of any distributions made to Warrantholders of securities issuable upon exercise of Warrants will be made during the term of a Warrant or upon the exercise of a Warrant.

(M) No Impairment. The Company will not, by any action, including, without limitation, amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in taking of all such action as may be necessary or appropriate in order to protect the rights of the Warrantholder against impairment. Without limiting the generality of the foregoing, the Company shall take all such action as may be necessary or appropriate in order that the Company may validly issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant at the Exercise Price therefore as then in effect.

14. Specific Performance. The Company stipulates that the remedies at law of the Warrantholder in the event of any default by the Company in the performance or compliance with any of the terms of this Warrant may not be adequate, and that the Warrantholder shall have the right to seek to have the same specifically enforced.

15. GOVERNING LAW. THIS WARRANT SHALL BE BINDING UPON ANY SUCCESSORS OR ASSIGNS OF THE COMPANY. THIS WARRANT SHALL CONSTITUTE A CONTRACT UNDER THE LAWS OF THE STATE OF DELAWARE AND FOR ALL PURPOSES SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF DELAWARE.

16. Amendments. This Warrant may be amended and the observance of any term of this Warrant may be waived only with the written consent of the Company and the Warrantholder.

17. Notice. All notices hereunder shall be in writing and shall be effective (a) on the day on which delivered if delivered personally or transmitted by telex or telegram or telecopier with evidence of receipt, (b) one Business Day after the date on which the same is delivered to a nationally recognized overnight courier service with evidence of receipt, or (c) five Business Days after the date on which the same is deposited, postage prepaid, in the U.S. mail, sent by certified or registered mail, return receipt requested, and addressed to the party to be notified at the address indicated below for the Company, or at the address for the Warrantholder set forth in the registry maintained by the Company pursuant to Section 9, or at such other address and/or telecopy or telex number and/or to the attention of such other person as the Company or the Warrantholder may designate by ten-day advance written notice.

18. Merger or Consolidation of the Corporation. The Company will not merge or consolidate into, or sell, transfer or lease all or substantially all of its property to, any other Person unless the successor entity, transferee or lessee, as the case may be (if not the Company), expressly assumes the due and punctual performance and observance of each and every covenant and condition of this Warrant to be performed and observed by the Company.

19. Entire Agreement. This Warrant, the exhibit and the forms attached hereto contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior and contemporaneous arrangements or undertakings with respect thereto.

(REMAINDER OF PAGE INTENTIONALLY LEFT BLANK)

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by a duly authorized officer.

Dated: [                         ], 2005

SECURE COMPUTING CORPORATION

By:
	Name:	[ ]
	Title:	[ ]

Notice of Exercise

The undersigned hereby elects to purchase, pursuant to the provisions of the Warrant to purchase Shares of Common Stock, par value $0.01 per share, issued by Secure Computing Corporation (the “Company”) and held by the undersigned, the original of which is attached hereto, and (check the applicable box):

☐	Tenders herewith payment of the Exercise Price (as defined in the Warrant) in full in the form of cash, certified check or official bank check in the amount of $ for of such Shares.

☐	Confirms that payment of the Exercise Price (as defined in the Warrant) in full by means of a wire transfer in the amount of $ for of such Shares has been made to the Company.

☐	Elects to surrender to the Company for cancellation securities of the Company having a Market Price (as defined in the Warrant) on the date hereof equal to the Exercise Price (as defined in the Warrant) for shares of Common Stock as to which the Warrant is being exercised.

☐	Elects to receive that number of shares of Common Stock (valued at the Market Price on the date hereof) equal to (x) the Market Price (as defined in the Warrant) multiplied by shares as to which the Warrant is being exercised minus (y) the aggregate Exercise Price (as defined in the Warrant) with respect to such shares.

[To be signed only upon transfer of Warrant]

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto                     the right represented by the within Warrant to purchase              Shares of the Common Stock of Secure Computing Corporation to which the within Warrant relates, and appoints                      attorney to transfer said right on the books of Secure Computing Corporation with full power of substitution in the premises.

Dated:

(Signature must conform in all respects to name of Holder as specified on the face of the Warrant)

Address

In the presence of

Exhibit D

FORM OF

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF

SERIES A CONVERTIBLE PREFERRED STOCK OF

SECURE COMPUTING CORPORATION

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

The undersigned, pursuant to the provisions of Section 151 of the General Corporation Law of the State of Delaware, does hereby certify that, pursuant to the authority expressly vested in the Board of Directors of Secure Computing Corporation, a Delaware corporation (the “Corporation”), by the Corporation’s Certificate of Incorporation, the Board of Directors of the Corporation (the “Board of Directors”) has adopted the following resolution:

RESOLVED, that there is hereby created a series of Preferred Stock of the Corporation, par value $0.01 per share (the “Preferred Stock”), with the designation and amount and the voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions thereof, fixed as follows:

Each share of such series of Preferred Stock shall rank equally in all respects and shall be subject to the following provisions:

1. Number of Shares and Designation. Seven hundred thousand (700,000) shares of Preferred Stock of the Corporation shall constitute a series of Preferred Stock designated as Series A Convertible Preferred Stock (the “Series A Preferred Stock”). The number of shares of Series A Preferred Stock may be increased (to the extent of the Corporation’s authorized and unissued Preferred Stock) or decreased (but not below the number of shares of Series A Preferred Stock then outstanding) by further resolution duly adopted by the Board of Directors and the filing of a certificate of increase or decrease, as the case may be, with the Secretary of State of the State of Delaware.

2. Rank. The Series A Preferred Stock shall, with respect to payment of dividends, redemption payments upon a Change in Control, rights upon liquidation, dissolution or winding up of the Corporation (i) rank senior and prior to the Common Stock, and each other class or series of equity securities of the Corporation, whether currently issued or issued in the future, that by its terms ranks junior to the Series A Preferred Stock (whether with respect to payment of dividends, redemption payments, or rights upon liquidation, dissolution or winding up of the Corporation) (all of such equity securities, including the Common Stock, are collectively referred to herein as the “Junior Securities”), (ii) rank on a parity with each other class or series of equity securities of the Corporation, whether currently issued or issued in the future, that does not by its terms expressly provide that it ranks senior to or junior to the Series A Preferred Stock (whether with respect to payment of dividends, redemption payments, or rights upon liquidation, dissolution or winding up of the Corporation) (all of such equity securities are collectively referred to herein as the “Parity Securities”), and (iii) rank junior to each other class or series of equity securities of the Corporation, whether currently issued or issued in the future, that by its terms ranks senior to the Series A Preferred Stock (whether with respect to payment of dividends, redemption payments, or rights upon liquidation, dissolution or winding up of the Corporation) (all of such equity securities are collectively referred to herein as the “Senior Securities”). The respective definitions of Junior Securities, Parity Securities and Senior Securities shall also include any rights or options exercisable or exchangeable for or convertible into any of the Junior Securities, Parity Securities or Senior Securities, as the case may be. At the date of the initial issuance of the Series A Preferred Stock there will be no Parity Securities and no Senior Securities authorized or outstanding.

3. Dividends.

(a) The holders of shares of Series A Preferred Stock shall be entitled to receive out of funds legally available for the payment of dividends, dividends on the terms described below:

(i) Holders of shares of Series A Preferred Stock shall be entitled to participate equally and ratably with the holders of shares of Common Stock in all dividends and distributions paid (whether in the form of cash, stock or otherwise, and including any dividend or distribution of shares of stock or other equity of any Person other than the Corporation, evidences of indebtedness of any Person including without limitation the Corporation or any Subsidiary and any other assets) on the shares of Common Stock as if immediately prior to each record date for the Common Stock, shares of Series A Preferred Stock then outstanding were converted into shares of Common Stock (in the manner described in Section 7); provided, however, that the holders of shares of Series A Preferred Stock shall not be entitled to participate in any such dividend or distribution if an adjustment to the Conversion Price shall be required with respect to such dividend or distribution pursuant to Section 7(c) hereof; and

(ii) In addition to any dividends or distributions paid pursuant to Section 3(a)(i), in respect of each six-month period beginning with the six-month period ending [            , 2010] the Corporation shall pay, when, as and if declared by the Board of Directors, out of funds legally available therefor, a semi-annual dividend on each share of Series A Preferred Stock at an annual rate equal to 5.0% (compounded semi-annually to the extent not previously paid) of the Base Liquidation Value then in effect. Such dividends shall be payable in cash or continue to accrue, at the election of the Corporation, such election to be made in writing to the holders of the Series A Preferred Stock at least ten (10) Business Days prior to the Dividend Payment Date. If no such election is made, the dividends provided for in this Section 3(a)(ii) will accrue.

Dividends or distributions payable pursuant to Section 3(a)(i) shall be payable on the same date that such dividends or distributions are payable to holders of shares of Common Stock, and no dividends or distributions shall be paid in respect of shares of Common Stock unless dividends or distributions contemplated by Section 3(a)(i) are also paid at the same time in respect of the Series A Preferred Stock. Dividends payable pursuant to Section 3(a)(ii) shall be payable semi-annually in arrears on and of each year with the first payment to be made on             , 2010 (unless such day is not a Business Day, in which event such dividends shall be payable on the next succeeding Business Day) (each such payment date being a “Dividend Payment Date” and the period from the date fifty-four (54) months after the Original Issue Date until the first Dividend Payment Date and each such semi-annual period thereafter being a “Dividend Period”). The amount of dividends payable on the Series A Preferred Stock for any period shorter or longer than a full Dividend Period shall be computed on the basis of a 360-day year of twelve 30-day months. As used herein, the term “Business Day” means any day except a Saturday, Sunday or day on which banking institutions are legally authorized to close in the City of New York.

(b) Dividends on the Series A Preferred Stock provided for in Section 3(a)(ii) shall be cumulative and shall accrue on a daily basis whether or not declared and whether or not in any fiscal year there shall be funds legally available therefor, so that if in any Dividend Period, dividends contemplated by Section 3(a)(ii) in whole or in part are not paid upon the Series A Preferred Stock, unpaid dividends shall accumulate.

(c) Each dividend shall be payable to the holders of record of shares of Series A Preferred Stock as they appear on the stock records of the Corporation at the close of business on such record dates (each, a “Dividend Payment Record Date”), which (i) with respect to dividends payable pursuant to Section 3(a)(i), shall be the same day as the record date for the payment of dividends or distributions to the holders of shares of Common Stock, and (ii) with respect to dividends payable pursuant to Section 3(a)(ii), shall be not more than 30 days nor less than 10 days preceding the applicable Dividend Payment Date.

(d) From and after the time, if any, that (x) a holder of any shares of Series A Preferred Stock has delivered notice to the Corporation pursuant to Section 6(a) of its intention to exercise its redemption rights under Section 5 or (y) the Corporation shall have failed to pay on any Dividend Payment Date any dividend in accordance with Section 3(a) hereof, (i) no dividends shall be declared or paid or set apart for payment, or other distribution declared or made, upon any Junior Securities, nor shall any Junior Securities be redeemed, purchased or otherwise acquired (other than a redemption, purchase or other acquisition of shares of Common Stock at cost made pursuant to any employee or director incentive or benefit plans or arrangements of the Corporation or any Subsidiary of the Corporation or the payment of cash in lieu of fractional shares in connection therewith) for any consideration (nor shall any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such Junior Securities) by the Corporation, directly or indirectly (except by conversion into or exchange for Junior Securities or the payment of cash in lieu of fractional shares in connection therewith) and (ii) the Corporation shall not, directly or indirectly, make any payment on account of any purchase, redemption, retirement or other acquisition of any Parity Securities (other than for consideration payable solely in Junior Securities or the payment of cash in lieu of fractional shares in connection therewith) until, in the event of clause (x), no shares of Series A Preferred Stock of such holder remain outstanding, and in event of clause (y), all such dividends have been paid in full.

4. Liquidation Preference.

(a) “Base Liquidation Value” means (x) $100 per share, which amount shall after the Original Issue Date accrete daily at the annual rate of 5.0%, compounded semi-annually, computed on the basis of a 360-day year of twelve 30-day months from the Original Issue Date through but not including the date fifty-four (54) months after the Original Issue Date plus (y) an amount equal to any accrued but unpaid dividends thereon to the date of determination. As used herein, “accrued” dividends means dividends declared or contemplated to be declared or paid pursuant to Section 3 hereof on the Series A Preferred Stock, but not yet paid.

(b) “Liquidation Value” means:

(i) in the event of a Change in Control prior to the fifth anniversary of the Original Issue Date, the sum of (x) the Base Liquidation Value as of the date of the Change in Control (such date, the “Change in Control Date”) plus (y)

(A) if the Change in Control occurs after the Original Issue Date and prior to the first anniversary of the Original Issue Date, 15.0% of the Base Liquidation Value as of the Change in Control Date;

(B) if the Change in Control occurs on or after the first anniversary of the Original Issue Date and prior to the second anniversary of the Original Issue Date, 10.0% of the Base Liquidation Value as of the Change in Control Date;

(C) if the Change in Control occurs on or after the second anniversary of the Original Issue Date and prior to the fourth anniversary of the Original Issue Date, 5.0% of the Base Liquidation Value as of the Change in Control Date; or

(D) if the Change in Control occurs on or after the fourth anniversary of the Original Issue Date and prior to the fifth anniversary of the Original Issue Date, 1.0% of the Base Liquidation Value as of the Change in Control Date; and

(ii) in circumstances other than a Change of Control prior to the fifth anniversary of the Original Issue Date, the Base Liquidation Value.

(c) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock shall be entitled to receive the greater of (i) the Liquidation Value of such shares in effect on the date of such liquidation, dissolution or winding up, or (ii) the payment such holders would have received had such holders, immediately prior to such liquidation, dissolution or winding up, converted their shares of Series A Preferred Stock into shares of Common Stock (pursuant to, and at a conversion rate described in, Section 7).

(d) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock (i) shall not be entitled to receive the Liquidation Value of such shares until payment in full or provision has been made for the payment in full of all claims of creditors of the Corporation and shall be subject to the liquidation preferences for all Senior Securities, and (ii) shall be entitled to receive the Liquidation Value of such shares before any payment or distribution of any assets of the Corporation shall be made or set apart for holders of any Junior Securities. Subject to clause (i) above, if the assets of the Corporation are not sufficient to pay in full the Liquidation Value payable to the holders of shares of Series A Preferred Stock and the liquidation preference payable to the holders of capital stock constituting any Parity Securities, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of Series A Preferred Stock and any such other shares of capital stock constituting Parity Securities ratably in accordance with the Liquidation Value for the Series A Preferred Stock and the liquidation preference for the capital stock constituting Parity Securities, respectively.

(e) Neither a consolidation or merger of the Corporation with or into any other entity, nor a merger of any other entity with or into the Corporation, nor a sale or transfer of all or any part of the Corporation’s assets for cash, securities or other property shall be considered a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 4.

5. Change in Control. In the event of a Change in Control:

(a) If the Corporation has given written notice of an anticipated Change in Control to the holders of shares of Series A Preferred Stock, which notice shall state the anticipated date of the Change in Control (the “Change in Control Notice”) and which notice shall be delivered by depositing the same with Federal Express or similar courier for next business day delivery, freight paid (with acknowledgement of receipt by the holders of shares of Series A Preferred Stock), not less than 10 days nor more than 20 days prior to the Change in Control Date (which Change in Control Date shall be no earlier than the anticipated Change in Control Date set forth in the Change in Control Notice), holders of outstanding shares of Series A Preferred Stock may, at their election:

(i) prior to or upon the Change in Control, convert (such conversion to be deemed to have occurred immediately prior to such Change in Control) the Series A Preferred Stock into Common Stock in accordance with the provisions of Section 7 hereof (based on the Liquidation Value as of the Change in Control Date and, for purposes of determining such Liquidation Value pursuant to Section 4(b), assuming that such Change in Control has occurred immediately prior to such conversion) and receive, in exchange for such shares of Common Stock, the Change in Control Consideration, if any; provided that, if such holder has not converted such shares prior to or upon the Change in Control, such holder shall be deemed to have made a Redemption Request; or

(ii) at least 5 days prior to the anticipated Change in Control Date or, if later, the Change in Control Date, make a Redemption Request.

(b) If the Corporation has not given the Change in Control Notice as provided in Section 5(a), holders of outstanding shares of Series A Preferred Stock may, at their election:

(i) prior to or upon the Change in Control, convert (such conversion to be deemed to have occurred immediately prior to such Change in Control) the Series A Preferred Stock into Common Stock in accordance with the provisions of Section 7 hereof (based on the Liquidation Value as of the Change in Control Date and, for purposes of determining such Liquidation Value pursuant to Section 4(b), assuming that such Change in Control has occurred immediately prior to such conversion) and receive, in exchange for such shares of Common Stock, the Change in Control Consideration, if any;

(ii) at least 5 days prior to the Change in Control Date, make a Redemption Request; or

(iii) continue to hold the Series A Preferred Stock in any surviving entity resulting from such Change in Control or, in the case of a sale or other transfer of the Corporation’s assets which results in a Change in Control, the entity to which such assets are sold or otherwise transferred, provided, however, that the provisions hereof (including but not limited to the provisions of Section 7 following the Change in Control Date) shall continue to remain in effect with respect to such Series A Preferred Stock; provided, further, however, that not later than sixty days after the Change in Control Date, such holder shall either (x) convert the Series A Preferred Stock into Common Stock in accordance with the provisions of Section 7 hereof (based on the Liquidation Value as of the date of conversion and after giving effect to Section 4(b)(i) as of the Change in Control Date) and receive, in exchange for such shares of Common Stock, the Change in Control Consideration, or (y) make a Redemption Request (which Redemption Request will be deemed to have been made on the sixtieth day after the Change in Control Date if such holder has neither converted nor made a Redemption Request prior to such date).

(c) In the event that a Redemption Request is made pursuant to this Section 5, the Series A Preferred Stock shall be redeemed in accordance with Section 6.

As used in this Section 5, “Change In Control Consideration” means the shares of stock, securities, cash or other property issuable or payable (as part of any reorganization, reclassification, consolidation, merger or sale in connection with the Change in Control) with respect to or in exchange for such number of outstanding shares of Common Stock as would have been received upon conversion of the Series A Preferred Stock at the Conversion Price for such Series A Preferred Stock then in effect, and “Redemption Request” means a request that the Corporation redeem, out of funds lawfully available for the redemption of shares, the Series A Preferred Stock for an amount in cash equal to the Liquidation Value as of the applicable Redemption Date (after giving effect to Section 4(b)(i) as of the Change in Control Date).

6. Procedures for Redemption.

(a) In the event of a Redemption Request pursuant to Section 5, notice of such redemption shall be given by depositing the same with Federal Express or similar courier for next business day delivery to the office of the Corporation, freight paid. Such notice shall state the date on which the holder is to surrender to the Corporation the certificates for any shares to be redeemed, which date shall be no earlier than the Change in Control Date (such date, or if such date is not a Business Day, the first Business Day thereafter, the “Redemption Date”). Any notice provided in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Corporation receives the notice. In the event of a deemed Redemption Request pursuant to Section 3(a)(i), the Redemption Date shall be the Change of Control Date. In the event of a deemed Redemption Request pursuant to Section 5(b)(iii), the Redemption Date shall be ten (10) business days after such date as the Redemption Request shall have been deemed to have been made.

(b) Upon surrender in accordance with the notice of redemption of the certificates for any shares so redeemed, such shares shall be redeemed by the Corporation, out of funds lawfully available for the redemption of shares, at the redemption price aforesaid with payment of such redemption price being made on the applicable Redemption Date by wire transfer of immediately available funds to the account specified by the holder of the shares redeemed. Such redemption shall be effective on the applicable Redemption Date, notwithstanding any failure of such holders to deliver such certificates, provided that the Redemption amount has either been paid to each holder on or prior to such date or deposited in a bank in a separate trust account for the sole benefit of the holders.

7. Conversion.

(a) Right to Convert; Mandatory Conversion.

(i) Subject to the provisions of this Section 7, each holder of shares of Series A Preferred Stock shall have the right, at any time and from time to time, at such holder’s option, to convert any or all of such holder’s shares of Series A Preferred Stock, in whole or in part, into fully paid and non-assessable shares of Common Stock at the conversion price equal to $13.51, subject to adjustment as described in Section 7(c) (as adjusted from time to time, the “Conversion Price”).

(ii) From and after the first anniversary of the Original Issue Date, subject to the provisions of this Section 7, the Corporation shall have the right to require the holders of shares of Series A Preferred Stock, from time to time, at the Corporation’s option, to convert the holders’ shares of Series A Preferred Stock, in whole or in part, into fully paid and non-assessable shares of Common Stock at the Conversion Price, but only if at the time the Corporation exercises this option, (A) the Registration Statement has been declared effective and continues to be effective and (B) the Market Price of the Common Stock for each Trading Day during a period of 30 consecutive Trading Days beginning on or after the first anniversary of the Original Issue Date and ended within 5 days prior to the date the Corporation delivers the notice required by Section 7(b)(i)(B) exceeds 200% of the Conversion Price then in effect.

(iii) From and after the third anniversary of the Original Issue Date, subject to the provisions of this Section 7, the Corporation shall have the right to require the holders of shares of Series A Preferred Stock, from time to time, at the Corporation’s option, to convert the holders’ shares of Series A Preferred Stock, in whole or in part, into fully paid and non-assessable shares of Common Stock at the Conversion Price, but only if at the time the Corporation exercises this option, (A) the Registration Statement has been declared effective and continues to be effective and (B) the Market Price of the Common Stock for each Trading Day during a period of 30 consecutive Trading Days beginning on or after the third anniversary of the Original Issue Date and ended within 5 days prior to the date the Corporation delivers the notice required by Section 7(b)(i)(B) exceeds 175% of the Conversion Price then in effect.

(iv) From and after the fourth anniversary of the Original Issue Date, subject to the provisions of this Section 7, the Corporation shall have the right to require the holders of shares of Series A Preferred Stock, from time to time, at the Corporation’s option, to convert the holders’ shares of Series A Preferred Stock, in whole or in part, into fully paid and non-assessable shares of Common Stock at the Conversion Price, but only if at the time the Corporation exercises this option, (A) the Registration Statement has been declared effective and continues to be effective and (B) the Market Price of the Common Stock for each Trading Day during a period of 30 consecutive Trading Days beginning on or after the fourth anniversary of the Original Issue Date and ended within 5 days prior to the date the Corporation delivers the notice required by Section 7(b)(i)(B) exceeds 150% of the Conversion Price then in effect.

(v) The number of shares of Common Stock into which a share of the Series A Preferred Stock shall be convertible pursuant to this Section 7(a) (calculated as to each conversion to the nearest 1/100th of a share) shall be determined by dividing the Liquidation Value in effect at the time of conversion by the Conversion Price in effect at the time of conversion.

(b) Mechanics of Conversion.

(i) A holder of shares of Series A Preferred Stock or the Corporation, as the case may be, that elects to exercise its conversion rights pursuant to Section 7(a) shall provide notice to the other party as follows:

(A) Holder’s Notice and Surrender. To exercise its conversion right pursuant to Section 7(a)(i), a holder of shares of Series A Preferred Stock to be converted shall surrender the certificate or certificates representing such shares at the office of the Corporation (or any transfer agent of the Corporation previously designated by the Corporation to the holders of Series A Preferred Stock for this purpose) with a written notice of election to convert, completed and signed, specifying the number of shares to be converted.

(B) Corporation’s Notice. To exercise its conversion right pursuant to Section 7(a)(ii), 7(a)(iii) or 7(a)(iv), the Corporation shall deliver written notice to such holder, at least 10 Business Days and no more than 20 Business Days prior to the Conversion Date, specifying: (i) the number of shares of Series A Preferred Stock to be converted and, if fewer than all the shares held by such holder are to be converted, the number of shares to be converted by such holder; (ii) the Conversion Date; (iii) the number of shares of Common Stock to be issued in respect of each share of Series A Preferred Stock that is converted; (iv) the place or places where certificates for such shares are to be surrendered for issuance of certificates representing shares of Common Stock; and (v) that dividends on the shares to be converted will cease to accrue on such Conversion Date.

Unless the shares issuable upon conversion are to be issued in the same name as the name in which such shares of Series A Preferred Stock are registered, each share surrendered for conversion shall be accompanied by instruments of transfer, in forms reasonably satisfactory to the Corporation, duly executed by the holder thereof or such holder’s duly authorized attorney, and an amount sufficient to pay any transfer or similar tax in accordance with Section 7(b)(vi). Within two Business Days after the surrender by the holder of the certificates for shares of Series A Preferred Stock as aforesaid, the Corporation shall issue and shall deliver to such holder, or on the holder’s written order to the holder’s transferee, a certificate or certificates for the whole number of shares of Common Stock issuable upon the conversion of such shares and a check payable in an amount corresponding to any fractional interest in a share of Common Stock as provided in Section 7(b)(vii).

(ii) Each conversion shall be deemed to have been effected immediately prior to the close of business on (x) in the case of conversion pursuant to Section 7(a)(i), the first Business Day on which the certificates for shares of Series A Preferred Stock shall have been surrendered and such notice received by the Corporation as aforesaid and (y) in the case of conversion pursuant to Section 7(a)(ii), 7(a)(iii) or 7(a)(iv), the date specified as the Conversion Date in the Corporation’s notice of conversion delivered to each holder pursuant to Section 7(b)(i)(B) (in each case, the “Conversion Date”). At such time on the Conversion Date:

(A) the person in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder of record of the shares of Common Stock represented thereby at such time; and

(B) such shares of Series A Preferred Stock so converted shall no longer be deemed to be outstanding, and all rights of a holder with respect to such shares (x) in the event of conversion pursuant to Section 7(a)(i), surrendered for conversion and (y) in the event of conversion pursuant to Section 7(a)(ii), 7(a)(iii) or 7(a)(iv), covered by the Corporation’s notice of conversion, shall immediately terminate except the right to receive the Common Stock and other amounts payable pursuant to this Section 7.

All shares of Common Stock delivered upon conversion of the Series A Preferred Stock will, upon delivery, be duly and validly authorized and issued, fully paid and non-assessable, free from all preemptive rights and free from all taxes, liens, security interests and charges (other than liens or charges created by or imposed upon the holder or taxes in respect of any transfer occurring contemporaneously therewith).

(iii) Holders of shares of Series A Preferred Stock at the close of business on a Dividend Payment Record Date shall be entitled to receive the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the conversion thereof following such Dividend Payment Record Date and on or prior to such Dividend Payment Date.

(iv) The Corporation will at all times reserve and keep available, free from preemptive rights, out of its authorized but unissued Common Stock, solely for the purpose of effecting conversions of the Series A Preferred Stock, the aggregate number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock. The Corporation will procure, at its sole expense, the listing of the shares of Common Stock, subject to issuance or notice of issuance on the principal domestic stock exchange or inter-dealer quotation system on which the Common Stock is then listed or traded. The Corporation will take all commercially reasonable action as may be necessary to ensure that the shares of Common Stock may be issued without violation of any applicable law or regulation or of any requirement of any securities exchange or inter-dealer quotation system on which the shares of Common Stock are listed or traded.

(v) Issuances of certificates for shares of Common Stock upon conversion of the Series A Preferred Stock shall be made without charge to any holder of shares of Series A Preferred Stock for any issue or transfer tax (other than taxes in respect of any transfer occurring contemporaneously therewith or as a result of the holder being a non-U.S. person) or other incidental expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Corporation; provided, however, that the Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance or delivery of shares of Common Stock in a name other than that of the holder of the Series A Preferred Stock to be converted, and no such issuance or delivery shall be made unless and until the person requesting such issuance or delivery has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

(vi) In connection with the conversion of any shares of Series A Preferred Stock, no fractions of shares of Common Stock shall be issued, but in lieu thereof the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Market Price per share of Common Stock on the Conversion Date.

(vii) If fewer than all of the outstanding shares of Series A Preferred Stock are to be converted pursuant to Section 7(a)(ii), 7(a)(iii) or 7(a)(iv), the shares shall be converted on a pro rata basis (according to the number of shares of Series A Preferred Stock held by each holder, with any fractional shares rounded to the nearest whole share).

(viii) Notwithstanding anything to the contrary in this Certificate, if a notice of conversion has been given by the Corporation pursuant to Section 7(b)(i)(B) and any holder of Series A Preferred Stock shall, prior to the close of business on the Business Day preceding the Conversion Date, give written notice to the Corporation pursuant to Section 6 as to the redemption of any or all of the shares to be converted held by the holder that would otherwise be converted on such Conversion Date, then such conversion shall not become effective as to such shares to be redeemed and such shares shall be redeemed as provided in Section 6. The Corporation shall not, through any conversion pursuant to the terms of Section 7(a) or through any other voluntary action, avoid or seek to avoid a redemption of shares pursuant to the terms of Section 6 upon any Change in Control pending or known to the Corporation as of the date of such proposed conversion.

(c) Adjustments to Conversion Price. The Conversion Price shall be adjusted from time to time as follows:

(i) Common Stock Issued at Less than Conversion Price. If after the Original Issue Date the Corporation issues or sells any Common Stock other than Excluded Stock without consideration or for consideration per share less than the Conversion Price in effect as of the date of such issuance or sale, the Conversion Price in effect immediately prior to each such issuance or sale will immediately (except as provided below) be reduced to the price determined by multiplying (A) the Conversion Price at which shares of Series A Preferred Stock were theretofore convertible by (B) a fraction of which the numerator shall be the sum of (1) the number of shares of Common Stock Outstanding immediately prior to such issuance or sale plus (2) the number of additional shares of Common Stock that the aggregate consideration received by the Corporation for the number of shares of Common Stock so issued or sold would purchase at the Conversion Price in effect immediately preceding such issuance or sale, and of which the denominator shall be the sum of (1) the number of shares of Common Stock Outstanding immediately prior to such issuance or sale, plus (2) the number of additional shares of Common Stock so issued. For the purposes of any adjustment of the Conversion Price pursuant to this Section 7(c), the following provisions shall be applicable:

(A) In the case of the issuance of Common Stock for cash, the amount of the consideration received by the Corporation shall be deemed to be the amount of the cash proceeds received by the Corporation for such Common Stock after deducting therefrom any discounts or commissions allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof.

(B) In the case of the issuance of Common Stock (otherwise than upon the conversion of shares of Capital Stock or other securities of the Corporation) for a consideration in whole or in part other than cash, including securities acquired in exchange therefor (other than securities by their terms so exchangeable), the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Directors, provided, however, that such fair value as determined by the Board of Directors shall not exceed the aggregate Market Price of the shares of Common Stock being issued as of the date the Board of Directors authorizes the issuance of such shares.

(C) In the case of the issuance of (I) options, warrants or other rights to purchase or acquire Common Stock (whether or not at the time exercisable) or (II) securities by their terms convertible into or exchangeable for Common Stock (whether or not at the time so convertible or exchangeable) or options, warrants or rights to purchase such convertible or exchangeable securities (whether or not at the time exercisable):

(1) the aggregate maximum number of shares of Common Stock deliverable upon exercise of such options, warrants or other rights to purchase or acquire Common Stock shall be deemed to have been issued at the time such options, warrants or rights are issued and for a consideration equal to the consideration (determined in the manner provided in Section 7(c)(i)(A) and (B)), if any, received by the Corporation upon the issuance of such options, warrants or rights plus the minimum purchase price provided in such options, warrants or rights for the Common Stock covered thereby;

(2) the aggregate maximum number of shares of Common Stock deliverable upon conversion of or in exchange for any such convertible or exchangeable securities, or upon the exercise of options, warrants or other rights to purchase or acquire such convertible or exchangeable securities and the subsequent conversion or exchange thereof, shall be deemed to have been issued at the time such securities were issued or such options, warrants or rights were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such securities and related options, warrants or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the additional consideration (determined in the manner provided in Section 7(c)(i)(A) and (B)), if any, to be received by the Corporation upon the conversion or exchange of such securities, or upon the exercise of any related options, warrants or rights to purchase or acquire such convertible or exchangeable securities and the subsequent conversion or exchange thereof;

(3) on any change in the number of shares of Common Stock deliverable upon exercise of any such options, warrants or rights or conversion or exchange of such convertible or exchangeable securities or any change in the consideration to be received by the Corporation upon such exercise, conversion or exchange, the Conversion Price as then in effect shall forthwith be readjusted to such Conversion Price as would have been obtained had an adjustment been made upon the issuance of such options, warrants or rights not exercised prior to such change, or of such convertible or exchangeable securities not converted or exchanged prior to such change, upon the basis of such change;

(4) on the expiration or cancellation of any such options, warrants or rights (without exercise), or the termination of the right to convert or exchange such convertible or exchangeable securities (without exercise), if the Conversion Price shall have been adjusted upon the issuance thereof, the Conversion Price shall forthwith be readjusted to such Conversion Price as would have been obtained had an adjustment been made upon the issuance of such options, warrants, rights or such convertible or exchangeable securities on the basis of the issuance of only the number of shares of Common Stock actually issued upon the exercise of such options, warrants or rights, or upon the conversion or exchange of such convertible or exchangeable securities; and

(5) if the Conversion Price shall have been adjusted upon the issuance of any such options, warrants, rights or convertible or exchangeable securities, no further adjustment of the Conversion Price shall be made for the actual issuance of Common Stock upon the exercise, conversion or exchange thereof.

(ii) Stock Splits, Subdivisions, Reclassifications or Combinations. If the Corporation shall (A) declare a dividend or make a distribution on its Common Stock in shares of Common Stock, (B) subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares, or (C) combine or reclassify the outstanding Common Stock into a smaller number of shares, the Conversion Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted to the number obtained by multiplying the Conversion Price at which the shares of Series A Preferred Stock were theretofore convertible by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action, and the denominator of which shall be the number of shares of Common Stock outstanding immediately following such action.

(iii) Business Combinations. In case of any Business Combination or reclassification of Common Stock (other than a reclassification of Common Stock referred to in Section 7(c)(ii) and subject to Section 5 hereof), lawful provision shall be made as part of the terms of such Business Combination or reclassification whereby the holder of each share of Series A Preferred Stock then outstanding shall have the right thereafter to convert such share only into the kind and amount of securities, cash and other property receivable upon the Business Combination or reclassification by a holder of the number of shares of Common Stock into which a share of Series A Preferred Stock would have been convertible immediately prior to the Business Combination or reclassification. The Corporation, the Person formed by the consolidation or resulting from the merger or which acquires or leases such assets or which acquires the Corporation’s shares, as the case may be, shall make provisions in its certificate or articles of incorporation or other constituent documents to establish such rights and to ensure that the dividend, liquidation preference, voting and other rights of the holders of Series A Preferred Stock established herein are unchanged, except as permitted by Section 9 or as required by applicable law, rule or regulation. The certificate or articles of incorporation or other constituent documents shall provide for adjustments, which, for events subsequent to the effective date of the certificate or articles of incorporation or other constituent documents, shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 7.

(iv) Successive Adjustments. Successive adjustments in the Conversion Price shall be made, without duplication, whenever any event specified in Section 7(c)(i), (ii) or (iii) shall occur.

(v) Rounding of Calculations; Minimum Adjustments. All calculations under this Section 7(c) shall be made to the nearest one-tenth (1/10th) of a cent. No adjustment in the Conversion Price is required if the amount of such adjustment would be less than $0.01; provided, however, that any adjustments which by reason of this Section 7(c)(v) are not required to be made will be carried forward and given effect in any subsequent adjustment.

(vi) Statement Regarding Adjustments. Whenever the Conversion Price shall be adjusted as provided in this Section 7(c), the Corporation shall forthwith file, at the principal office of the Corporation, a statement showing in reasonable detail the facts requiring such adjustment and the Conversion Price that shall be in effect after such adjustment and the Corporation shall also cause a copy of such statement to be sent by mail, first class postage prepaid, to each holder of shares of Series A Preferred Stock at the address appearing in the Corporation’s records.

(vii) Notices. In the event that the Corporation shall give notice or make a public announcement to the holders of Common Stock of any action of the type described in Section 7(c)(i)-(iii) and (viii), the

Corporation shall, at the time of such notice or announcement, and in the case of any action which would require the fixing of a record date, at least 10 days prior to such record date, give notice to each holder of shares of Series A Preferred Stock, in the manner set forth in Section 7(c)(vi), which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth the facts with respect thereto as shall be reasonably necessary to indicate the effect on the Conversion Price and the number, kind or class of shares or other securities or property which shall be deliverable upon conversion of the Series A Preferred Stock.

(viii) Purchase Rights. If at any time or from to time after the Original Issue Date the Corporation shall grant, issue or sell any (I) options, warrants or other rights to purchase or acquire Common Stock (other than Excluded Stock), (II) securities by their terms convertible into or exchangeable for Common Stock (other than Excluded Stock) or options, warrants or other rights to purchase or acquire such convertible or exchangeable securities or (III) rights to purchase property (collectively, the “Purchase Rights”) pro rata to the record holders of any class of Common Stock and (A) such Purchase Rights are not distributed to the holders of Series A Preferred Stock pursuant to Section 3(a)(i) or (B) such grants, issuance or sales do not result in an adjustment of the Conversion Price under Section 7(c), then each holder of Series A Preferred Stock shall be entitled to acquire (within thirty (30) days after the later to occur of the initial exercise date of such Purchase Rights or receipt by such holder of the notice concerning Purchase Rights to which such holder shall be entitled under Section 7(c)(vii)) upon the terms applicable to such Purchase Rights either:

(1) the aggregate Purchase Rights which such holder could have acquired if it had held the number of shares of Common Stock acquirable upon conversion of the Series A Preferred Stock immediately before the grant, issuance or sale of such Purchase Rights; provided that if any Purchase Rights were distributed to holders of Common Stock without the payment of additional consideration by such holders, corresponding Purchase Rights shall be distributed to the exercising holders of the Series A Preferred Stock as soon as possible after such exercise and it shall not be necessary for the exercising holder of the Series A Preferred Stock specifically to request delivery of such rights; or

(2) in the event that any such Purchase Rights shall have expired or shall expire prior to the end of such thirty (30) day period, the number of shares of Common Stock or the amount of property which such holder could have acquired upon such exercise at the time or times at which the Corporation granted, issued or sold such expired Purchase Rights.

(ix) Miscellaneous. Except as provided in Section 7(c), no adjustment in respect of any dividends or other payments or distributions made to holders of Series A Preferred Stock of securities issuable upon the conversion of the Series A Preferred Stock will be made during the term of the Series A Preferred Stock or upon the conversion of the Series A Preferred Stock.

(d) No Impairment. The Corporation will not, through any reorganization, transfer of assets, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed pursuant to this Section 7 by the Corporation but will at all times in good faith assist in the carrying out of all the provisions of this Section 7 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Series A Preferred Stock against impairment. Notwithstanding the foregoing, nothing in this Section 7 shall prohibit the Corporation from amending this Certificate with the requisite consent of its stockholders and the Board of Directors.

8. Status of Shares. All shares of Series A Preferred Stock that are at any time redeemed pursuant to Section 5 or converted pursuant to Section 7 and all shares of Series A Preferred Stock that are otherwise reacquired by the Corporation shall be prohibited from being reissued as Series A Preferred Stock and shall (upon compliance with any applicable provisions of the laws of the State of Delaware) have the status of authorized but unissued shares of Preferred Stock, without designation as to series, subject to reissuance by the Board of Directors as shares of any one or more other series.

9. Voting Rights.

(a) The holders of record of shares of Series A Preferred Stock shall not be entitled to any voting rights except as hereinafter provided in this Section 9 or as otherwise provided by applicable law, rule or regulation.

(b) The holders of the shares of Series A Preferred Stock (i) shall be entitled to vote with the holders of the Common Stock on all matters submitted for a vote of holders of Common Stock (voting together with the holders of Common Stock as one class), (ii) shall be entitled to a number of votes equal to the number of votes to which shares of Common Stock issuable upon conversion of such shares of Series A Preferred Stock would have been entitled if such shares of Common Stock had been outstanding at the time of the related record date and (iii) shall be entitled to notice of all stockholders’ meetings in accordance with the Certificate of Incorporation and Bylaws of the Corporation as if they are holders of Common Stock; provided, however, that solely for purposes of subsection (ii) above, the Conversion Price used to determine the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock shall not be adjusted pursuant to Section 7(c)(i) below the lesser of (x) the closing bid price of the Company’s common stock on the Nasdaq National Market on the date of execution of the Purchase Agreement and (y) the closing bid price of the Company’s common stock on the Nasdaq National Market on the Original Issue Date (the lesser of (x) and (y), the “Voting Conversion Price”). At such time as the Voting Conversion Price shall become ascertainable, the Corporation shall issue a certificate (the “Voting Conversion Certificate”), setting forth the Voting Conversion Price. Once established and set forth in the Voting Conversion Certificate, the Voting Conversion Price shall be fixed and unalterable, except that it shall be adjusted proportionally with general adjustments of the Conversion Price as set forth in Section 7(c)(ii). After issuance, the Secretary of the Corporation shall file the Voting Conversion Certificate with the records of the Corporation, and it shall be available for review by the stockholders upon reasonable request. For avoidance of doubt, the Voting Conversion Price shall not affect any other provision of this Certificate and shall have no application following the conversion of the Series A Preferred Stock to Common Stock in accordance with Section 7 of this Certificate.

(c) So long as at least fifty percent (50%) of the aggregate outstanding shares of Series A Preferred Stock issued prior to the date of determination remain outstanding, the Corporation shall not, without the written consent or affirmative vote at a meeting called for that purpose by holders of at least a majority of the outstanding shares of Series A Preferred Stock:

(i) amend, alter or repeal any provision of the Corporation’s bylaws or certificate of incorporation (by reclassification, merger or otherwise) so as to adversely affect the rights, preferences or privileges of the Series A Preferred Stock, or split, reverse split, subdivide, reclassify or combine the Series A Preferred Stock;

(ii) create, authorize or issue (by reclassification, merger or otherwise) any Senior Securities or any Parity Securities or make any payment of dividends on Senior Securities or Parity Securities other than pursuant to the terms of the certificate or other instrument authorizing such securities or increase the issued or authorized number of shares of Series A Preferred Stock;

(iii) adopt any “shareholder rights plan” or similar instrument that would have the effect of, or amend any “shareholder rights plan” in effect on the date hereof, which as amended would have the effect of, diluting the economic or voting interest in the Corporation of Warburg resulting solely from the ownership of Series A Preferred Stock;

(iv) incur or guarantee, directly or indirectly (including through merger, acquisition or other transaction), or permit any Subsidiary to incur or guarantee, directly or indirectly (including through merger, acquisition or other transaction), any indebtedness, distribute or permit any non-wholly owned Subsidiary to distribute to any securityholders any asset, purchase or permit any Subsidiary to purchase any securities issued by the Corporation or any Subsidiary or pay or permit any non-wholly owned Subsidiary to pay any dividend, if following such transaction, (x) pro forma trailing net debt divided by (y) EBITDA would be in excess of 4.0. For purposes of these calculations, the terms “pro forma trailing net debt,” and “EBITDA” shall have the meaning attributed to such terms (or their functional equivalent) under the Corporation’s most significant senior credit agreement as such agreement may exist on the date of determination or, if no such agreement shall exist on the date of determination, the meaning attributed to such terms (or their functional equivalent) in the Corporation’s most recent senior credit agreement, in each case, for the purposes of evaluating the Corporation’s compliance with financial covenants;

(v) increase the size of the Corporation’s Board of Directors above nine; or

(vi) take any other action that adversely affects the rights, preferences or privileges of any holder of Series A Preferred Stock, it being understood that for purposes of this clause (vi) any action approved by the Warburg Director shall not be deemed to have any such adverse effect, and provided, further, that operating the business of the Corporation in the ordinary course, as determined in good faith by the Board of Directors, which shall include including making acquisitions or incurring further indebtedness, does not require approval under this clause (vi) so long as such action would not require approval of holders of Series A Preferred Stock under any of the foregoing clauses (i) through (v) above.

(d) The consent or votes required in Section 9(c) shall be in addition to any approval of stockholders of the Corporation which may be required by law or pursuant to any provision of the Corporation’s Certificate of Incorporation or Bylaws, which approval shall be obtained by vote of the stockholders of the Corporation in the manner provided in Section 9(b).

(e) For as long as Warburg Pincus Private Equity IX, L.P. and its Affiliates (collectively, “Warburg”) Beneficially Own at least fifty percent (50%) of the shares of the Series A Preferred Stock issued to Warburg pursuant to the Purchase Agreement, the holders of the Series A Preferred Stock, voting as a separate class, shall have the exclusive right to appoint and elect one director (hereinafter referred to as the “Warburg Appointed Director”) to the Corporation’s Board of Directors. Such right shall terminate as of the Company’s first annual meeting of stockholders at which directors shall be elected following such time as Warburg ceases to Beneficially Own at least fifty percent (50%) of the shares of the Series A Preferred Stock issued to Warburg pursuant to the Purchase Agreement. The Warburg Appointed Director shall be duly appointed in accordance with the Corporation’s bylaws and Certificate of Incorporation and the General Corporation Law of the State of Delaware. The Warburg Appointed Director so elected shall serve until his or her successor is elected and qualified. Any vacancy in the position of the Warburg Appointed Director may be filled only by the holders of a majority of the outstanding shares of Series A Preferred Stock. The Warburg Appointed Director may, during his or her term of office, be removed at any time, without cause, by and only by the holders of a majority of the outstanding shares of Series A Preferred Stock, at a special meeting called for such purpose or by written consent of such holders, and any vacancy created by such removal may also be filled by such holders at such meeting or by such consent.

10. Definitions.

Unless the context otherwise requires, when used herein the following terms shall have the meaning indicated.

“Affiliate” means with respect to any Person, any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person. For purposes of this definition, the term “control” (and correlative terms “controlling,” “controlled by” and “under common control with”) means possession of the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person.

“Beneficially Own” or “Beneficial Ownership” is defined in Rules 13d-3 and 13d-5 of the Exchange Act, but without taking into account any contractual restrictions or limitations on voting or other rights.

“Business Combination” means (a) any reorganization, consolidation, merger, share exchange or similar business combination transaction involving the Corporation with any Person or (b) the sale, assignment, conveyance, transfer, lease or other disposition by the Corporation of all or substantially all of its assets.

“Capital Stock” means (a) with respect to any Person that is a corporation or company, any and all shares, interests, participations or other equivalents (however designated) of capital or capital stock of such Person and (b) with respect to any Person that is not a corporation or company, any and all partnership or other equity interests of such Person.

“Change in Control” shall mean the happening of any of the following events:

(a) the acquisition by any Person, directly or indirectly, through a purchase, merger or other acquisition transaction, or series of purchases, mergers or other acquisition transactions, of shares of the Corporation’s capital stock entitling that person to exercise 60% or more of the total voting power of all shares of the Corporation’s capital stock entitled to vote generally in elections of directors, other than any acquisition by the Corporation, any of the Corporation’s Subsidiaries or any of its employee benefit plans;

(b) a consolidation, merger, reorganization or other form of acquisition of or by the Corporation or other transaction in which the Corporation’s stockholders retain less than 40% (by vote or value) of the entity resulting from such transaction (including, without limitation, an entity that, as a result of such transaction, owns the Corporation either directly or indirectly through one or more subsidiaries) upon consummation of such transaction;

(c) a sale, assignment, conveyance, transfer, lease or other transfer of all or substantially all of the Corporation’s assets; or

(d) the individuals who were directors of the Corporation immediately prior to the date of adoption of this Certificate (together with any directors of the Corporation appointed by Warburg and any new directors whose election or appointment was approved by the directors then in office who were either directors as of the date of adoption of this Certificate or whose election or appointment was previously so approved) ceasing to constitute a majority of the board of directors of the Corporation or any surviving entity immediately after the date hereof.

“Common Stock” means the Common Stock of the Corporation, par value $0.01 per share.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“Excluded Stock” means (a) shares of Common Stock issued by the Corporation as a stock dividend payable in shares of Common Stock, or upon any subdivision or split-up of the outstanding shares of Capital Stock, in each case which is subject to the provisions of Section 7(c)(ii), (b) the issuance of shares of Common Stock (including upon exercise of options) to directors, employees or consultants of the Corporation pursuant to a stock option plan, restricted stock plan or other similar plan approved by the Board of Directors, (c) an aggregate of                      shares (as appropriately adjusted for any stock splits, stock dividends, combinations, recapitalizations or similar events) of Common Stock issued (including shares issuable upon exercise of options to purchase Common Stock issued or assumed) for consideration that would otherwise result in an adjustment to the Conversion Price then in effect, in connection with bona fide acquisitions of securities of, or bona fide mergers with, another Person, the terms of which are approved by the Board of Directors, (d) an aggregate of                      shares (as appropriately adjusted for any stock splits, stock dividends, combinations, recapitalizations or similar events) of Common Stock issued (including shares issuable upon exercise of warrants to purchase Common Stock issued) for consideration that would otherwise result in an adjustment to the Conversion Price then in effect, to (1) financial institutions or lessors in connection with bona fide commercial credit arrangements, equipment financings or commercial property lease transactions, the terms of which are approved by the Board of Directors, or (2) an entity as a component of any business relationship with such entity for the purpose of (A) joint venture, technology licensing or development activities, or (B) distribution, supply or manufacture of the Corporation’s products or services, the terms of which are approved by the Board of Directors, (e) the issuance of shares of Common Stock upon exercise of the Series A Preferred Stock and (f) the Warrants and shares of Common Stock issued or issuable upon exercise thereof.

“Market Price” means, with respect to a particular security, on any given day, the volume weighted average price or, in case no such reported sales take place on such day, the average of the highest asked and lowest bid prices regular way, in either case on the Nasdaq National Market or on the principal national securities exchange on which the applicable security is listed or admitted to trading, as applicable, or if not quoted on the Nasdaq National Market or listed or admitted to trading on any national securities exchange, (a) the average of the highest and lowest sale prices for such day reported by the Nasdaq Stock Market if such security is traded over-the-counter and quoted in the Nasdaq Stock Market, or (b) if such security is so traded, but not so quoted, the average of the highest reported asked and lowest reported bid prices of such security as reported by the Nasdaq Stock Market or any comparable system, or (c) if such security is not listed on the Nasdaq Stock Market or any comparable system, the average of the highest asked and lowest bid prices as furnished by two members of the National Association of Securities Dealers, Inc. selected from time to time by the Corporation for that purpose. If such security is not listed and traded in a manner that the quotations referred to above are available for the period required hereunder, the Market Price per share of Common Stock shall be deemed to be the fair value per share of such security as determined in good faith by the Board of Directors.

“Original Issue Date” means the date upon which the initial shares of Series A Preferred Stock were originally issued by the Corporation.

“Outstanding” means, at any given time, the number of shares of Common Stock actually outstanding at such time, plus the number of shares of Common Stock issuable upon the conversion or exercise in full of all securities actually outstanding at such time that are exercisable for, or convertible into, shares of Common Stock (whether or not then exercisable or convertible), but shall not include any shares of Common Stock or securities exercisable for, or convertible into, shares of Common Stock in the treasury of the Corporation or held for the account of the Corporation or any of its Subsidiaries.

“Person” means an individual, corporation, partnership, other entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act).

“Purchase Agreement” means the Purchase Agreement, dated as of August 17, 2005 among the Corporation and the purchasers named therein, including all schedules and exhibits thereto, as the same may be amended from time to time.

“Registration Statement” means the registration statement contemplated by Section 3.15 of the Purchase Agreement.

“Subsidiary” of a Person means (a) a corporation, a majority of whose stock with voting power, under ordinary circumstances, to elect directors is at the time of determination, directly or indirectly, owned by such Person or by one or more Subsidiaries of such Person, or (b) any other entity (other than a corporation) in which such Person or one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof has at least a majority ownership interest.

“Trading Day” means (x) if the applicable security is quoted on the Nasdaq National Market, a day on which trades may be made thereon, (y) if the applicable security is listed or admitted for trading on the New York Stock Exchange, Inc. or another national security exchange, a day on which the New York Stock Exchange, Inc. or such other national security exchange is open for trading or (z) if the applicable security is not so listed, admitted for trading or quoted, any Business Day.

“Warburg Director” means the Warburg Appointed Director or the designee of Warburg nominated by Warburg and elected to the Board of Directors by the Corporation’s stockholders pursuant to Section 3.19 of the Purchase Agreement.

“Warrants” means collectively the warrants which are issuable to the purchasers named in the Purchase Agreement pursuant to the Purchase Agreement.

11. Merger or Consolidation of the Corporation. The Corporation will not merge or consolidate into, or sell, transfer or lease all or substantially all of its property to, any other corporation unless the successor, transferee or lessee corporation, as the case may be (if not the Corporation), (a) expressly assumes the due and punctual performance and observance of each and every covenant and condition of this Certificate to be performed and observed by the Corporation and (b) if applicable, expressly agrees to exchange, at the holder’s option, shares of Series A Preferred Stock for shares of the surviving corporation’s capital stock on terms substantially similar to the terms under this Certificate.

12. No Other Rights.

The shares of Series A Preferred Stock shall not have any relative, optional or other special rights and powers except as set forth herein or as may be required by law.

This Certificate shall become effective at [            ] [a.m./p.m.] Eastern Time on [            ], 2005.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed and acknowledged by its undersigned duly authorized officer this              day of             ,             .

SECURE COMPUTING CORPORATION

By:
Name: Title:

Annex C

[LETTERHEAD OF CITIGROUP GLOBAL MARKETS INC.]

August 17, 2005

The Board of Directors

Secure Computing Corporation

4810 Harwood Road

San Jose, CA 95124

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Secure Computing Corporation (“Secure Computing”) of the Merger Consideration (defined below) set forth in an Agreement and Plan of Merger (the “Merger Agreement”) to be entered into among Secure Computing, Bailey Acquisition Corp. (“Merger Sub”) and CyberGuard Corporation (“CyberGuard”). As more fully described in the Merger Agreement, (i) CyberGuard will be merged with and into Merger Sub (the “Merger”) and (ii) each outstanding share of the common stock, par value $0.01 per share, of CyberGuard (“CyberGuard Common Stock”) will be converted into the right to receive (x) 0.5 fully paid and nonassessable shares (the “Stock Consideration”) of the common stock, par value $0.01 per share, of Secure Computing (“Secure Computing Common Stock”) and (y) $2.73 in cash (the “Cash Consideration” and together with the Stock Consideration, the “Merger Consideration”).

In arriving at our opinion, we reviewed a draft dated August 17, 2005 of the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Secure Computing and certain senior officers and other representatives and advisors of CyberGuard concerning the businesses, operations and prospects of Secure Computing and CyberGuard. We examined certain publicly available business and financial information relating to Secure Computing and CyberGuard as well as certain financial forecasts and other information and data relating to Secure Computing and CyberGuard which were provided to or discussed with us by the respective managements of Secure Computing and CyberGuard, including information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of Secure Computing and CyberGuard to result from the Merger. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Secure Computing Common Stock and CyberGuard Common Stock; the historical and projected earnings and other operating data of Secure Computing and CyberGuard; and the capitalization and financial condition of Secure Computing and CyberGuard. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Secure Computing and CyberGuard. We also evaluated certain potential pro forma financial effects of the Merger on Secure Computing. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements of Secure Computing and CyberGuard that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to Secure Computing and CyberGuard provided to or otherwise reviewed by or discussed with us, we have been advised by the respective managements of Secure Computing and CyberGuard that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Secure Computing and CyberGuard as to the future financial performance of Secure Computing and CyberGuard, the potential strategic implications and operational benefits anticipated to result from the Merger and the other matters covered thereby, and have assumed, with your consent, that the

C-1

The Board of Directors

Secure Computing Corporation

August 17, 2005

financial results (including the potential strategic implications and operational benefits anticipated to result from the Merger) reflected in such forecasts and other information and data will be realized in the amounts and at the times projected. We have assumed, with your consent, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Secure Computing, CyberGuard or the contemplated benefits of the Merger. Representatives of Secure Computing have advised us, and we have further assumed, that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us. We also have assumed, with your consent, that the Merger will be treated as a reorganization for federal income tax purposes as contemplated by the Merger Agreement. We are not expressing any opinion as to what the value of the Stock Consideration actually will be when issued pursuant to the Merger or the price at which the Secure Computing Common Stock will trade at any time. Moreover, we are not expressing any opinion with respect to the proposed sale of preferred stock and warrants of Secure Computing to one or more affiliates of Warburg Pincus LLC (collectively, “Warburg Pincus”), the proceeds of which will be used to fund a portion of the Cash Consideration in connection with the Merger. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Secure Computing or CyberGuard nor have we made any physical inspection of the properties or assets of Secure Computing or CyberGuard. Our opinion, as set forth herein, is limited to the fairness, from a financial point of view, of the Merger Consideration to Secure Computing. We express no opinion as to the underlying decision by Secure Computing to engage in the Merger, and we express no view as to, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for Secure Computing or the effect of any other transaction in which Secure Computing might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

Citigroup Global Markets Inc. has acted as financial advisor to Secure Computing in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We have also acted as exclusive placement agent to Secure Computing in connection with the proposed sale of preferred stock and warrants of Secure Computing to Warburg Pincus, the proceeds of which will be used to fund a portion of the Cash Consideration in connection with the Merger. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Secure Computing and CyberGuard for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Secure Computing, CyberGuard and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Secure Computing in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to Secure Computing.

Very truly yours,

/s/ CITIGROUP GLOBAL MARKETS INC.
CITIGROUP GLOBAL MARKETS INC.

C-2

Annex D

[Letterhead of Raymond James & Associates, Inc.]

August 17, 2005

Board of Directors

Cypress

350 SW 12th Ave.

Deerfield Beach, FL 33442

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of the outstanding common stock, (the “Common Stock”) of Cypress (the “Company” or “Cypress”) of the consideration to be received by such holders in connection with the proposed acquisition (the “Transaction”) of the Company by Spruce pursuant to the terms of the Agreement and Plan of Merger dated as of August 17, 2005 (the “Agreement”). Under the terms of the Agreement, the consideration to be received by the Company’s shareholders, in exchange for each share of the outstanding Common Stock of the Company is (i) 0.5 (the “Exchange Ratio”) of a fully paid and nonassessable share of Spruce Common Stock (the “Stock Consideration”), and (ii) cash in the amount of $2.73 (the “Cash Consideration” and together with the Stock Consideration, the Merger Consideration”).

In connection with our review of the proposed and the preparation of our opinion herein, we have, among other things:

1.	reviewed the financial terms of the Transaction as reflected in the Agreement;

2.	reviewed the audited financial statements of the Company as of and for the fiscal years ended June 30, 2004, 2003 and 2002 and the unaudited financial statements for the year ended June 30, 2005; periods ended March 31, 2005; December 31, 2004; and September 30, 2004;

3.	reviewed the audited financial statements of Spruce as of and for the fiscal years ended December 31, 2004, 2003 and 2002 and the unaudited financial statements for the periods ended June 30, 2005; and March 31, 2005;

4.	reviewed other Company and Spruce financial and operating information provided by the senior managements of Company and Spruce;

5.	reviewed and discussed with the respective senior managements of the Company and Spruce the historical and anticipated future financial performance of each company;

6.	discussed the past and current operations, financial condition, and prospects of the Company and Spruce with the respective senior management of each company;

7.	reviewed the historical stock trading prices of the Company and Spruce as well as the historical relationship between the two stock prices;

8.	reviewed the premiums implied by the offer price compared to the trading prices one (1) day, five (5) days and thirty (30) days prior to the announcement date with selected transactions in the technology industry since January 1, 2003;

9.	compared some aspects of the financial performance of the Company with comparable public companies;

10.	compared historical and consensus estimates of the Company and Spruce;

11.	analyzed available public information concerning mergers and acquisitions comparable in whole or in part with the Transaction and the valuations metrics in those transactions;

12.	reviewed the historical and projected proforma contribution of the Company and Spruce to the combination;

13.	reviewed certain other publicly available information on the Company and Spruce;

14.	discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry.

We have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by the Company, or any other party, and we have undertaken no duty or responsibility to verify independently any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have assumed, with the Company’s consent, that such forecasts and other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and we have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of August 16, 2005 and any material change in such circumstances and conditions would require a reevaluation of this opinion, which we are under no obligation to undertake.

We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Agreement or the availability or advisability of any alternatives to the Transaction. We did not structure the Transaction or negotiate the final terms of the Transaction. This letter does not express any opinion as to the likely trading range of Spruce stock following the Transaction, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Spruce at that time. Our opinion is limited to the fairness, from a financial point of view, of the Transaction to the shareholders of the Company. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Transaction.

In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of (i) historical and projected revenues, operating earnings, net income and capitalization of the Company and certain other publicly held companies in businesses we believe to be comparable to the Company; (ii) the current and projected financial position and results of operations of the Company; (iii) the historical market prices and trading activity of the Common Stock of the Company; (iv) financial and operating information concerning selected business combinations which we deemed comparable in whole or in part; and (v) the general condition of the securities markets.

In arriving at this opinion, Raymond James did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

Raymond James & Associates, Inc. (“Raymond James”) is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a fee for such services, which fee is contingent upon consummation of the Transaction. Raymond James will also receive a fee upon the delivery of this opinion. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company or Spruce for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities of either company.

It is understood that this letter is for the information of the Board of Directors of the Company in evaluating the proposed Transaction and does not constitute a recommendation to any shareholder of the Company regarding how said shareholder should vote on the proposed Transaction. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent, which will not be unreasonably withheld.

Based upon and subject to the foregoing, it is our opinion that, as of August 17, 2005, the consideration to be received by the shareholders of the Company pursuant to the Agreement is fair, from a financial point of view, to the holders of the Company’s outstanding Common Stock.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

Annex E

2002 STOCK INCENTIVE PLAN

OF

SECURE COMPUTING CORPORATION

1.	Purpose of this Plan

The purpose of this 2002 Stock Incentive Plan of Secure Computing Corporation is to enhance the long-term stockholder value of Secure Computing Corporation by offering opportunities to eligible individuals to participate in the growth in value of the equity of Secure Computing Corporation.

2.	Definitions and Rules of Interpretation

2.1 Definitions. This Plan uses the following defined terms:

(a) “Administrator” means the Board, the Committee, or any officer or employee of the Company to whom the Board or the Committee delegates authority to administer this Plan.

(b) “Affiliate” means a “parent” or “subsidiary” (as each is defined in Section 424 of the Code) of the Company and any other entity that the Board or Committee designates as an “Affiliate” for purposes of this Plan.

(c) “Applicable Law” means any and all laws of whatever jurisdiction, within or without the United States, and the rules of any stock exchange or quotation system on which Shares are listed or quoted, applicable to the taking or refraining from taking of any action under this Plan, including the administration of this Plan and the issuance or transfer of Options, Stock Awards, Shares or Option Shares.

(d) “Award” means an Option or a Stock Award granted in accordance with the terms of the Plan.

(e) “Award Agreement” means a Stock Award Agreement and/or Option Agreement.

(f) “Award Shares” means Shares covered by an outstanding Award or purchased under an Award.

(g) “Board” means the board of directors of the Company.

(h) “Code” means the Internal Revenue Code of 1986, as amended.

(i) “Committee” means a committee composed of Company Directors appointed in accordance with the Company’s charter documents and Section 4.

(j) “Company” means Secure Computing Corporation, a Delaware corporation.

(k) “Company Director” means a member of the Board.

(l) “Consultant” means an individual who, or an employee of any entity that, provides bona fide services to the Company or an Affiliate not in connection with the offer or sale of securities in a capital-raising transaction, but who is not an Employee.

(m) “Director” means a member of the board of directors of the Company or an Affiliate.

(n) “Divestiture” means any transaction or event that the Board specifies as a Divestiture under Section 11.5.

(o) “Effective Date” means the effective date of this Plan.

(p) “Employee” means a regular employee of the Company or an Affiliate, including an officer or Director, who is treated as an employee in the personnel records of the Company or an Affiliate, but not individuals who are classified by the Company or an Affiliate as: (i) leased from or otherwise employed by a third party, (ii) independent contractors, or (iii) intermittent or temporary workers. The Company’s or an Affiliate’s classification of an individual as an “Employee” (or as not an “Employee”) for purposes of this

Plan shall not be altered retroactively even if that classification is changed retroactively for another purpose as a result of an audit, litigation, or otherwise. A Participant shall not cease to be an Employee due to transfers between locations of the Company, or between the Company and an Affiliate, or to any successor to the Company or an Affiliate that assumes the Participant’s Options or Stock Awards under Section 11. Neither service as a Director nor receipt of a director’s fee shall be sufficient to make a Director an “Employee.”

(q) “Event” means any transaction or event that the Board specifies as an Event under Section 11.4.

(r) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(s) “Executive” means, if the Company has any class of any equity security registered pursuant to Section 12 of the Exchange Act, an individual who is subject to Section 16 of the Exchange Act or who is a “covered employee” under Section 162(m) of the Code, in either case because of the individual’s relationship with the Company or an Affiliate. If the Company does not have any class of any equity security registered under to Section 12 of the Exchange Act, “Executive” means any (i) Director, (ii) any officer elected or appointed by the Board, or (iii) any beneficial owner of more than 10% of any class of the Company’s equity securities.

(t) “Expiration Date” means, with respect to an Option, the date stated in the Option Agreement as the expiration date of the Option or, if no such date is stated in the Option Agreement, then the last day of the maximum exercise period for the Option, disregarding the effect of an Optionee’s Termination or any other event that would shorten that period.

(u) “Fair Market Value” means the value of Shares as determined under Section 20.2.

(v) “Fundamental Transaction” means any transaction or event described in Section 11.3.

(w) “Grant Date” means the date the Administrator approves the grant of an Option. However, if the Administrator specifies that an Option’s Grant Date is a future date or the date on which a condition is satisfied, the Grant Date for such Option is that future date or the date that the condition is satisfied.

(x) “Incentive Stock Option” means an Option intended to qualify as an incentive stock option under Section 422 of the Code and designated as an Incentive Stock Option in the Option Agreement for that Option.

(y) “Incumbent Board” shall have the meaning set forth in Section 11.4.

(z) “Nonstatutory Option” means any Option other than an Incentive Stock Option.

(aa) “Officer” means an officer of the Company as defined in Rule 16a-1 adopted under the Exchange Act.

(bb) “Option” means an option to purchase Shares of the Company granted under this Plan.

(cc) “Option Agreement” means the document evidencing the grant and terms and conditions of an Option.

(dd) “Option Price” means the price payable under an Option to purchase the Shares covered thereby, not including any amount payable in respect of withholding or other taxes.

(ee) “Option Shares” means Shares covered by an outstanding Option or purchased under an Option.

(ff) “Optionee” means: (i) a person to whom an Option has been granted, including a holder of a Substitute Option, (ii) a person to whom an Option has been transferred in accordance with all applicable requirements of Sections 6.5, 7(h), and 18, and (iii) a person who holds Option Shares subject to any right of repurchase under Section 18.2.

(gg) “Outstanding Company Common Stock” shall have the meaning set forth in Section 11.4.

(hh) “Outstanding Company Voting Securities” shall have the meaning set forth in Section 11.4.

(ii) “Participant” means any holder of one or more Options or Stock Awards or the Shares issuable or issued upon exercise of such Options or Stock Awards under the Plan.

(jj) “Plan” means this 2002 Stock Incentive Plan of Secure Computing Corporation.

(kk) “Qualified Domestic Relations Order” means a judgment, order, or decree meeting the requirements of Section 414(p) of the Code except that references to the “plan” in that definition shall be to this Plan.

(ll) “Qualifying Performance Criteria” means any one or more of the following performance criteria, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit, Affiliate or business segment, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years’ results or to a designated comparison group, in each case as specified by the Committee in the Award: (i) cash flow; (ii) earnings (including gross margin, earnings before interest and taxes, earnings before taxes, and net earnings); (iii) earnings per share; (iv) growth in earnings or earnings per share; (v) stock price; (vi) return on equity or average stockholders’ equity; (vii) total stockholder return; (viii) return on capital; (ix) return on assets or net assets; (x) return on investment; (xi) revenue; (xii) income or net income; (xiii) operating income or net operating income; (xiv) operating profit or net operating profit; (xv) operating margin; (xvi) return on operating revenue; (xvii) market share; (xviii) contract awards or backlog; (xix) overhead or other expense reduction; (xx) growth in stockholder value relative to the moving average of the S&P 500 Index or a peer group index; (xxi) credit rating; (xxii) strategic plan development and implementation (including individual performance objectives that relate to achievement of the Company’s or any Affiliate’s or business unit’s strategic plan); (xxiii) improvement in workforce diversity, and (xxiv) any other similar criteria as may be determined by the Administrator. The Committee may appropriately adjust any evaluation of performance under a Qualifying Performance Criteria to exclude any of the following events that occurs during a performance period: (A) asset write-downs; (B) litigation or claim judgments or settlements; (C) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results; (D) accruals for reorganization and restructuring programs; and (E) any gains or losses classified as extraordinary or as discontinued operations in the Company’s financial statements.

(mm) “Reverse Vesting” means that an Option is or was fully exercisable but that, subject to a “reverse” vesting schedule, the Company has a right to repurchase the Option Shares as specified in Section 18.2(a), with the Company’s right of repurchase expiring in accordance with a “forward” vesting schedule that would otherwise have applied to the Option under which the Option Shares were purchased or other vesting schedule described in the Option Agreement.

(nn) “Rule 16b-3” means Rule 16b-3 adopted under Section 16(b) of the Exchange Act including any successor provisions.

(oo) “Securities Act” means the Securities Act of 1933, as amended.

(pp) “Share” means a share of the common stock of the Company or other securities substituted for the common stock under Section 11.

(qq) “Stock Appreciation Right” means a right to receive cash and/or Shares based on a change in the Fair Market Value of a specific number of Shares granted under Section 10.

(rr) “Stock Award” means a Stock Grant, a Stock Unit or a Stock Appreciation Right granted under Sections 9 or 10 below or other similar awards granted under the Plan (including phantom stock rights).

(ss) “Stock Award Agreement” means a written agreement, the form(s) of which shall be approved from time to time by the Administrator, between the Company and a holder of a Stock Award evidencing the terms and conditions of an individual Stock Award grant. Each Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(tt) “Stock Grant” means the award of a certain number of Shares granted under Section 9 below.

(uu) “Stock Unit” means a bookkeeping entry representing an amount equivalent to the Fair Market Value of one Share, payable in cash, property or Shares. Stock Units represent an unfunded and unsecured obligation of the Company, except as otherwise explicitly provided for by the Administrator.

(vv) “Substitute Award” means an Award granted in substitution for, or upon the conversion of, an option or stock award granted by another entity to purchase equity securities in the granting entity.

(ww) “Termination” means that the Participant has ceased to be, with or without any cause or reason, an Employee, Director, or Consultant. However, unless so determined by the Administrator, “Termination” shall not include a change in status from an Employee, Consultant, or Director to another such status. An event that causes an Affiliate to cease being an Affiliate shall be treated as the “Termination” of that Affiliate’s Employees, Directors, and Consultants.

2.2 Rules of Interpretation. Any reference to a “Section,” without more, is to a Section of this Plan. Captions and titles are used for convenience in this Plan and shall not, by themselves, determine the meaning of this Plan. Except when otherwise indicated by the context, the singular includes the plural and vice versa. Any reference to a statute is also a reference to the applicable rules and regulations adopted under that statute. Any reference to a statute, rule or regulation, or to a section of a statute, rule or regulation, is a reference to that statute, rule, regulation, or section as amended from time to time, both before and after the Effective Date and including any successor provisions.

3.	Shares Subject to this Plan; Term of this Plan

3.1 Number of Award Shares. Subject to adjustment under Section 11, the maximum number of Shares that may be issued under this Plan is 5,000,000. If an Award is terminated, expires, or otherwise becomes unexercisable without having been exercised in full or otherwise without the Shares covered by the Award having been issued in full, the unpurchased or unissued Shares that were subject to the Award shall revert to this Plan and shall again be available for future issuance under this Plan. Any Shares of Common Stock which are retained by the Company upon exercise of an Award issued under the Plan in order to satisfy the exercise or purchase price for such Award or any withholding taxes due with respect to such exercise, purchase or issuance shall continue to be available for future issuance under the Plan. Shares actually issued under this Plan shall not be available for regrant even if repurchased by or forfeited to the Company.

3.2 Source of Shares. Shares may be authorized but unissued Shares.

3.3 Term of this Plan

(a) This Plan shall be effective on the date it is approved by the Board. If the Company’s stockholders do not approve this Plan within 12 months after the Board approves this Plan, then no Incentive Stock Option may be granted under this Plan.

(b) This Plan has no set termination date. However, it may be terminated as provided in Section 16. Moreover, no Incentive Stock Option may be granted after the time described in Section 7(b).

4.	Administration

4.1 General.

(a) The Board shall have ultimate responsibility for administering this Plan. To the extent permitted by Applicable Law, the Board may delegate certain of its responsibilities to a Committee, which shall consist of at least two members of the Board. In addition, to the extent permitted by Applicable Law, the Board or the Committee may further delegate its responsibilities to any Employee of the Company or any Affiliate. Where this Plan specifies that an action is to be taken or a determination made by the Board, only the Board may take that action or make that determination. Where this Plan references the Administrator, the action may be taken or determination made by the Board, the Committee, or other Administrator. However, only the Board or the Committee may approve grants of Options to Executives, and an Administrator other than the Board or the Committee may grant Options only within guidelines established by the Board or the Committee. Moreover, all actions and determinations by any Administrator are subject to the provisions of this Plan.

(b) So long as the Company has registered and outstanding a class of equity securities under Section 12 of the Exchange Act and to the extent necessary or helpful to comply with Applicable Law with respect to Executives subject to Section 16 of the Exchange Act and/or others, the Committee shall consist of Company Directors who are “Non-Employee Directors” as defined in Rule 16b-3 and who are “outside directors” as defined in Section 162(m) of the Code.

4.2 Authority of Administrator. Subject to the other provisions of this Plan, the Administrator shall have the authority:

(a) to grant Awards, including Substitute Awards;

(b) to determine the Fair Market Value of Shares;

(c) to determine the Option Price of Options;

(d) to select the Participants to whom Awards may be granted hereunder;

(e) to determine the times Options and Stock Awards are granted;

(f) to determine the number of Shares subject to each Option or Stock Award;

(g) to determine the types of payment that may be used to purchase Shares subject to Awards;

(h) to determine the types of payment that may be used to satisfy withholding tax obligations;

(i) to determine the other terms of each Option or Stock Award, including but not limited to: the time or times at which Options or Stock Awards may vest, be exercised or settled, or become nonforfeitable (including any acceleration related to such terms), whether and under what conditions an Option or Stock Award is assignable, and whether an Option is a Nonstatutory Option or an Incentive Stock Option and any other conditions that are to apply to the Award;

(j) to modify or amend any Option or Stock Award;

(k) to authorize any person to sign any Award Agreement or other document related to this Plan on behalf of the Company;

(l) to determine the form of any Award Agreement or other document related to this Plan, and whether that document, including signatures, may be in electronic form;

(m) to interpret this Plan and any Award Agreement or document related to this Plan;

(n) to correct any defect, remedy any omission, or reconcile any inconsistency in this Plan, any Option Agreement or Stock Award Agreement or any other document related to this Plan;

(o) to adopt, amend, and revoke rules and regulations under this Plan, including rules and regulations relating to sub-plans and Plan addenda;

(p) to adopt, amend, and revoke rules and procedures relating to the operation and administration of this Plan to accommodate non-U.S. Participants and the requirements of Applicable Law such as: (i) rules and procedures regarding the conversion of local currency, withholding procedures and the handling of stock certificates to comply with local practice and requirements, and (ii) sub-plans and Plan addenda for non-U.S. Participants;

(q) to determine whether a transaction or event should be treated as an Event, a Divestiture or neither;

(r) to determine the effect of a Fundamental Transaction and, if the Board determines that a transaction or event should be treated as an Event or a Divestiture, then the effect of that Event or Divestiture; and

(s) to make all other determinations the Administrator deems necessary or advisable for the administration of this Plan.

4.3 Scope of Discretion. Subject to the last sentence of this Section 4.3, on all matters for which this Plan confers the authority, right, or power on the Board, the Committee, or other Administrator to make decisions, that body may make those decisions in its sole and absolute discretion. Moreover, but again subject to the last sentence of this Section 4.3, in making those decisions the Board, the Committee, or other Administrator need not treat all persons eligible to receive Awards, all Participants, all Awards or all Shares subject to Awards the same way. However, the discretion of the Board, the Committee, or other Administrator is subject to the specific provisions and specific limitations of this Plan, as well as all rights conferred on specific Participants by Award Agreements and other agreements.

5.	Persons Eligible to Receive Awards

5.1 Eligible Individuals. Options and Stock Awards may be granted to, and only to, Employees, Directors and Consultants, including to prospective Employees, Directors and Consultants conditioned on the beginning of their service for the Company or an Affiliate, provided that Incentive Stock Options many only be granted to Employees, as provided in Section 7(g).

5.2 Section 162(m) Limitation. So long as the Company is a “publicly held corporation” within the meaning of Section 162(m) of the Code, no Employee or prospective Employee may be granted one or more Options or Stock Awards within any fiscal year of the Company to purchase more than 750,000 Shares, subject to adjustment under Section 11. If an Award is cancelled without being exercised or if the Option Price of an Option is reduced, that cancelled or repriced Award shall continue to be counted against the limit on Awards that may be granted to any individual under this Section 5.2.

6.	Terms and Conditions of Options

The following rules apply to all Options:

6.1 Price. No Option may have an Option Price less than 50% of the Fair Market Value of the Shares on the Grant Date. No Option intended as “qualified incentive-based compensation” within the meaning of Section 162(m) of the Code may have an Option Price less than 100% of the Fair Market Value of the Shares on the Grant Date. In no event will the Option Price of any Option be less than the par value of the Shares issuable under the Option if that is required by Applicable Law. The Option Price of an Incentive Stock Option shall be subject to Section 7(f).

6.2 Term. No Option shall be exercisable after its Expiration Date. No Option may have an Expiration Date that is more than 10 years after its Grant Date. The term of an Incentive Stock Option shall be subject to Sections 7(a) and 7(e).

6.3 Vesting.

(a) Options shall be exercisable: (a) on the Grant Date, or (b) in accordance with a schedule related to the Grant Date, the date the Optionee’s directorship, employment, or consultancy begins, or a different date specified in the Option Agreement. If so provided in the Option Agreement, an Option may be exercisable subject to the application of Reverse Vesting to the Option Shares. The vesting of Incentive Stock Options shall be subject to Section 7(c).

(b) The Administrator shall have the discretion to determine whether and to what extent the vesting of Options shall be tolled during any unpaid leave of absence; provided, however, that in the absence of such determination, vesting of Options shall be tolled during any leave that is not a leave required to be provided to the Optionee under Applicable Law. In the event of military leave, vesting shall toll during any unpaid portion of such leave, provided that, upon an Optionee’s returning from military leave (under conditions that would entitle him or her to protection upon such return under the Uniform Services Employment and Reemployment Rights Act), he or she shall be given vesting credit with respect to Options to the same extent as would have applied had the Optionee continued to provide services to the Company throughout the leave on the same terms as he or she was providing services immediately prior to such leave.

6.4 Form of Payment

(a) The Administrator shall determine the acceptable form and method of payment for exercising an Option.

(b) Acceptable forms of payment for all Option Shares are cash, check or wire transfer, denominated in U.S. dollars except as specified by the Administrator for non-U.S. Employees or non-U.S. sub-plans.

(c) In addition, the Administrator may permit payment of the Option Price to be made by any of the following methods:

(i) other Shares, or the designation of other Shares, which (A) if required to avoid the Company’s incurring adverse accounting charges, in the case of Shares acquired upon exercise of an option (whether or not under this Plan) are “mature” shares for purposes of avoiding variable accounting treatment under generally accepted accounting principals (generally, mature shares are those that have been owned by the Optionee for more than six months on the date of surrender), and (B) have a Fair Market Value on the date of surrender equal to the Option Price of the Shares as to which the Option is being exercised;

(ii) provided that a public market exists for the Shares, through a “same day sale” commitment from the Optionee and a broker-dealer that is a member of the National Association of Securities Dealers (an “NASD Dealer”) under which the Optionee irrevocably elects to exercise the Option and the NASD Dealer irrevocably commits to forward an amount equal to the Option Price plus any applicable withholding taxes, directly to the Company (a “Cashless Exercise”);

(iii) cancellation of any debt owed by the Company or by any Affiliate to the Optionee, including, without limitation, waiver of compensation due or accrued for services previously rendered to the Company; and

(iv) any combination of the methods of payment permitted by any paragraph of this Section 6.4.

(d) The Administrator may also permit any other form or method of payment for Option Shares permitted by Applicable Law.

6.5 Nonassignability of Nonstatutory Options. Except as set forth in any Option Agreement or as determined by the Administrator, no Nonstatutory Option shall be assignable or otherwise transferable by the Optionee except by will or by the laws of descent and distribution; provided however, Nonstatutory Options may be transferred and exercised in accordance with a Qualified Domestic Relations Order and Nonstatutory Options may be exercised by a guardian or conservator appointed to act for the Optionee. Notwithstanding the foregoing and if permitted in the Award Agreement or otherwise determined by the Administrator, Nonstatutory Options may be transferred by instrument to an inter vivos or testamentary trust in which the Nonstatutory Options are to be passed to beneficiaries upon the death of the trustor (settlor) or by gift or pursuant to domestic relations orders to “Immediate Family Members” (as defined below) of the Optionee. “Immediate Family” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law (including adoptive relationships), a trust in which these persons have more than fifty percent of the beneficial interest, a foundation in which these persons (or the Optionee) control the management of assets, and any other entity in which these persons (or the Optionee) own more than fifty percent of the voting interests. Incentive Stock Options may only be assigned subject to Section 7(h).

7.	Incentive Stock Options

The following rules apply only to Incentive Stock Options and only to the extent these rules are more restrictive than the rules that would otherwise apply under this Plan. With the consent of the Optionee, or where this Plan provides that an action may be taken notwithstanding any other provision of this Plan, the Administrator may deviate from the requirements of this Section, notwithstanding that any Incentive Stock Option modified by the Administrator will thereafter be treated as a Nonstatutory Option.

(a) The Expiration Date of an Incentive Stock Option shall not be later than 10 years from its Grant Date, with the result that no Incentive Stock Option may be exercised after the expiration of 10 years from its Grant Date.

(b) No Incentive Stock Option may be granted more than 10 years from the date this Plan was approved by the Board.

(c) Options intended to be Incentive Stock Options that are granted to any single Optionee under all incentive stock option plans of the Company and its Affiliates, including Incentive Stock Options granted under this Plan, may not become exercisable at a rate of more than $100,000 in Fair Market Value of stock (measured on the grant dates of the options) during any calendar year. For this purpose, an Option becomes exercisable with respect to a given share of stock the first time its holder may purchase that share, notwithstanding any right of the Company to repurchase that share. Unless the Administrator specifies otherwise in the related agreement governing the Option, this limitation shall be applied by, to the extent necessary to satisfy this $100,000 rule, treating certain stock options that were intended to be Incentive Stock Options as Nonstatutory Options. The stock options or portions of stock options to be reclassified as Nonstatutory Options are those with the highest option prices, whether granted under this Plan or any other equity compensation plan of the Company or any Affiliate that permits that treatment. This Section 7(c) shall not cause an Incentive Stock Option to become exercisable before its original vesting or exercisability date or cause an Incentive Stock Option that has already vested or become exercisable to cease to be vested or exercisable.

(d) In order for an Incentive Stock Option to be exercised for any form of payment other than those described in Section 6.4(b), that right must be stated in the Option Agreement relating to that Incentive Stock Option.

(e) Any Incentive Stock Option granted to a Ten Percent Stockholder, must have an Expiration Date that is not later than five years from its Grant Date, with the result that no such Option may be exercised after the expiration of five years from the Grant Date. A “Ten Percent Stockholder” is any person who, directly or by attribution under Section 424(d) of the Code, owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of any Affiliate on the Grant Date.

(f) The Option Price of an Incentive Stock Option shall never be less than the Fair Market Value of the Shares at the Grant Date. The Option Price for the Shares covered by an Incentive Stock Option granted to a Ten Percent Stockholder shall never be less than 110% of the Fair Market Value of the Shares at the Grant Date.

(g) Incentive Stock Options may be granted only to Employees. If an Optionee changes status from an Employee to a Consultant, that Optionee’s Incentive Stock Options become Nonstatutory Options if not exercised within the time period described in Section 7(i).

(h) No rights under an Incentive Stock Option may be transferred by the Optionee, other than by will or the laws of descent and distribution. During the life of the Optionee, an Incentive Stock Option may be exercised only by the Optionee.

(i) An Incentive Stock Option shall be treated as a Nonstatutory Option if it remains exercisable after, and is not exercised within, the three-month period beginning with the Optionee’s Termination for any reason other than the Optionee’s death or disability (as defined in Section 22(c) of the Code). In the case of Termination due to death, an Incentive Stock Option shall continue to be treated as an Incentive Stock Option if it remains exercisable after, but is not exercised within, the one year period provided it is exercised before the Expiration Date. In the case of Termination due to disability, an Incentive Stock Option shall be treated as a Nonstatutory Option if it remains exercisable after, but is not exercised within, one year after the Optionee’s Termination.

(j) An Incentive Stock Option may be modified by the Board.

8.	Exercise of Options

8.1 In General. An Option shall be exercisable in accordance with this Plan, the Option Agreement under which it is granted, and as prescribed by the Administrator.

8.2 Time of Exercise. An Option shall be considered exercised when the Company receives: (a) written notice of exercise from the person entitled to exercise the Option, (b) full payment, or provision for payment, in a form and method approved by the Administrator, for the Shares for which the Option is being exercised, and (c) with respect to Nonstatutory Options, payment, or provision for payment, in a form approved by the Administrator, of all applicable withholding taxes due upon exercise. An Option may not be exercised for a fraction of a Share.

8.3 Issuance of Option Shares. The Company shall issue Option Shares in the name of the person properly exercising the Option. If the Optionee is that person and so requests, the Option Shares shall be issued in the name of the Optionee and the Optionee’s spouse. The Company shall endeavor to issue Option Shares promptly after an Option is exercised. However, until Option Shares are actually issued, as evidenced by the appropriate entry on the stock books of the Company or its transfer agent, no right to vote or receive dividends or other distributions, and no other rights as a stockholder, shall exist with respect to the Option Shares, even though the Optionee has completed all the steps necessary to exercise the Option. No adjustment shall be made for any dividend, distribution, or other right for which the record date precedes the date the Option Shares are issued, except as provided in Section 11.

8.4 Termination

(a) In General. Except as provided in an Option Agreement or in writing by the Administrator, and as otherwise provided in Sections 8.4(b), (c), (d), (e), (f), (g) and (h), after an Optionee’s Termination the Optionee’s Options shall be exercisable to the extent (but only to the extent) they are vested on the date of that Termination and only during the three months (or such other period of time as is determined by the Administrator) after the Termination, but in no event after the Expiration Date. To the extent the Optionee does not exercise an Option within the time specified for exercise, the Option shall automatically terminate.

(b) Leaves of Absence. Unless otherwise provided in the Option Agreement, no Option may be exercised more than three months (or such other period of time as is determined by the Administrator) after the beginning of a leave of absence, other than a personal, medical or military leave approved by the Administrator with employment guaranteed upon return.

(c) Death or Disability. Unless otherwise provided by the Administrator or in the Option Agreement, if an Optionee’s Termination is due to death or disability (as determined by the Administrator with respect to Nonstatutory Options and as defined by Section 22(e) of the Code with respect to Incentive Stock Options), all Options of that Optionee to the extent they are vested at the date of that Termination may be exercised for one year (or such other period of time as is determined by the Administrator) after that Termination, but in no event after the Expiration Date. In the case of Termination due to death, an Option may be exercised as provided in Section 19. In the case of Termination due to disability, if a guardian or conservator has been appointed to act for the Optionee and been granted this authority as part of that appointment, that guardian or conservator may exercise the Option on behalf of the Optionee. Death or disability occurring after an Optionee’s Termination shall not cause the Termination to be treated as having occurred due to death or disability. To the extent an Option is not so exercised within the time specified for its exercise, the Option shall automatically terminate.

(d) Divestiture. If an Optionee’s Termination is due to a Divestiture, the Board may take any one or more of the actions described in Section 11.3 or 11.5.

(e) Retirement. Unless otherwise provided in the Option Agreement or by the Administrator in writing, if an Optionee’s Termination is due to the Optionee’s retirement in accordance with the Company’s or an Affiliate’s retirement policy, all Options of that Optionee to the extent they are vested at the Optionee’s date of retirement may be exercised for three months (or such other period of time as is determined by the Administrator) after the Optionee’s date of retirement, but in no event after the Expiration Date. To the extent the Optionee does not exercise an Option within the time specified for exercise, the Option shall automatically terminate.

(f) Severance Programs. Unless otherwise provided in the Option Agreement or by the Administrator in writing, if an Optionee’s Termination results from participation in a voluntary severance incentive program of the Company or an Affiliate approved by the Board, all Options of that Employee to the extent they are vested at the time of that Termination shall be exercisable for three months (or such other period of time as is determined by the Administrator) after the Optionee’s Termination, but in no event after the Expiration Date. If the Optionee does not exercise an Option within the time specified for exercise, the Option shall automatically terminate.

(g) Termination for Cause. If an Optionee’s Termination is due to Cause (as defined below), all of the Optionee’s Options shall automatically terminate and cease to be exercisable at the time of such termination and all Options exercised after the first event constituting Cause may be rescinded by the Administrator. “Cause” means breach of any provision of a Key Employment Agreement, Secure Computing Corporation Employment Agreement or any other agreement between the Company or any of its Affiliates and an Optionee; employment-related dishonesty, fraud, misconduct or disclosure or misuse of confidential information; or other employment-related conduct that is likely to cause significant injury to the Company, an Affiliate, or any of their respective employees, officers or directors (including, without limitation, commission of a felony or similar offense), in each case as determined by the Administrator. “Cause” shall not require that a civil judgment or criminal conviction have been entered against or guilty plea shall have been made by the Optionee regarding any of the matters referred to in the previous sentence. Accordingly, the Administrator shall be entitled to determine “Cause” based on the Administrator’s good faith belief. If the Optionee is criminally charged with a felony or similar offense, that shall be a sufficient, but not a necessary, basis for such a belief.

9.	Stock Grants and Stock Unit Awards.

Each Stock Award Agreement reflecting the issuance of a Stock Grant or Stock Unit shall be in such form and shall contain such terms and conditions as the Administrator shall deem appropriate. The terms and conditions of such agreements may change from time to time, and the terms and conditions of separate agreements need not be identical, but each such agreement shall include (through incorporation of provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

9.1 Consideration. A Stock Grant or Stock Unit may be awarded in consideration for such property or services as is permitted under Applicable Law, including for past services actually rendered to the Company or an Affiliate for its benefit.

9.2 Vesting. Shares of Common Stock awarded under an agreement reflecting a Stock Grant and a Stock Unit award may, but need not, be subject to a share repurchase option, forfeiture restriction or other conditions in favor of the Company in accordance with a vesting or lapse schedule to be determined by the Administrator.

9.3 Termination. In the event of a Participant’s Termination, the Company may reacquire any or all of the Shares held by the Participant which have not vested or which are otherwise subject to forfeiture or other conditions as of the date of Termination under the terms of the Stock Award Agreement.

9.4 Transferability. Except as determined by the Board and reflected in the Stock Award Agreement, no rights to acquire Shares under a Stock Grant or a Stock Unit shall be assignable or otherwise transferable by the Participant except by will or by the laws of descent and distribution.

10.	Stock Appreciation Rights

10.1 In General. Stock Appreciation Rights may be granted either alone, in addition to, or in tandem with other Awards granted under the Plan. The Administrator may grant Stock Appreciation Rights to eligible

Participants subject to terms and conditions not inconsistent with this Plan and determined by the Administrator. The specific terms and conditions applicable to the Participant shall be provided for in the Stock Award Agreement. Stock Appreciation Rights shall be exercisable, in whole or in part, at such times as the Administrator shall specify in the Stock Award Agreement.

10.2 Exercise of Stock Appreciation Right. Upon the exercise of a Stock Appreciation Right, in whole or in part, the Participant shall be entitled to a payment in an amount equal to the excess of the Fair Market Value on the date of exercise of a fixed number of Shares covered by the exercised portion of the Stock Appreciation Right, over the Fair Market Value on the grant date of the Shares covered by the exercised portion of the Stock Appreciation Right (or if reflected in the Stock Award Agreement, such other amount calculated with respect to Shares subject to the award as the Administrator may determine). The amount due to the Participant upon the exercise of a Stock Appreciation Right shall be paid in such form of consideration as determined by the Administrator and may be in cash, Shares or a combination thereof, over the period or periods specified in the Stock Award Agreement. A Stock Award Agreement may place limits on the amount that may be paid over any specified period or periods upon the exercise of a Stock Appreciation Right, on an aggregate basis or as to any Participant. A Stock Appreciation Right shall be considered exercised when the Company receives written notice of exercise in accordance with the terms of the Stock Award Agreement from the person entitled to exercise the Stock Appreciation Right.

10.3 Transferability. Except as determined by the Board and reflected in the Stock Award Agreement, no Stock Appreciation Rights shall be assignable or otherwise transferable by the Participant except by will or by the laws of descent and distribution.

11.	Certain Transactions and Events

11.1 In General. Except as provided in this Section 11, no change in the capital structure of the Company, merger, sale, or other disposition of assets or a subsidiary, change of control, issuance by the Company of shares of any class of securities convertible into shares of any class, conversion of securities, or other transaction or event shall require or be the occasion for any adjustments of the type described in this Section 11.

11.2 Changes in Capital Structure. In the event of any stock split, reverse stock split, recapitalization, combination or reclassification of stock, stock dividend, spin-off, or similar change to the capital structure of the Company (not including a Fundamental Transaction or an Event), the Board shall make whatever adjustments it concludes are appropriate to: (a) the number and type of Awards that may be granted under this Plan, (b) the number and type of Awards that may be granted to any individual under this Plan, including under Section 5.2 of this Plan, (c) the Option Price or Stock Award price, if any, and number and class of securities issuable under each outstanding Award, and (d) the repurchase price of any securities substituted for Award Shares that are subject to repurchase rights. The specific adjustments shall be determined by the Board in its sole and absolute discretion. Unless the Board specifies otherwise, any securities issuable as a result of any such adjustment shall be rounded to the next lower whole security.

11.3 Fundamental Transactions. If the Company merges with another entity in a transaction in which the Company is not the surviving entity or if, as a result of any other transaction or event, other securities are substituted for the Shares or Shares may no longer be issued (each a “Fundamental Transaction”), then, notwithstanding any other provision of this Plan, the Board shall do one or more of the following contingent on the closing or completion of the Fundamental Transaction: (a) arrange for the substitution in exchange for Awards of awards on equity securities other than Shares (including, if appropriate, equity securities of an entity other than the Company) (an “assumption” of Options) on such terms and conditions as the Board determines are appropriate, (b) accelerate the vesting and/or exercisability and termination of any restrictions of outstanding Awards, in whole or in part, so that Awards can be exercised before or otherwise in connection with the closing or completion of a Fundamental Transaction or event but then terminate, (c) cancel or arrange for the cancellation of Awards in exchange for cash payments to Participants, and (d) either arrange for any repurchase rights of the Company with respect to Award Shares to apply to the securities issued in substitution for Shares or terminate repurchase rights on Award Shares. The Board need not adopt the same rules for each Award or each Participant.

11.4 Events. The majority of the “Incumbent Board” (as defined below) may also, but need not, specify that other transactions or events constitute an “Event,” as set forth below. In connection with an Event, notwithstanding any other provision of this Plan, the Incumbent Board may take any one or more of the actions described in Section 11.3. In addition, the Incumbent Board may extend the date for the exercise of Options (but not beyond their original Expiration Date). The Incumbent Board need not adopt the same rules for each Award or each Participant. Examples of transactions or events that the Incumbent Board may treat as an Event are:

(1) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) of beneficial ownership (within the meaning of Exchange Act Rule 13d-3) of 20% (except for acquisitions by any individual, entity or group that, prior to the Effective Date, owns 20% or more of any class of capital stock of the Company) or more of either (i) the then outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”) or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of the Board (the “Outstanding Company Voting Securities”); provided, however, that the following acquisitions shall not constitute an Event:

(A) any acquisition of voting securities of the Company directly from the Company,

(B) any acquisition of voting securities of the Company by the Company or any of its wholly owned “Subsidiaries” (as defined in Section 424 of the Code),

(C) any acquisition of voting securities of the Company by any employee benefit plan (or related trust) sponsored or maintained by the Company or any of its Subsidiaries, or

(D) any acquisition by any corporation with respect to which, immediately following such acquisition, more than 60% of respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such acquisition in substantially the same proportions as was their ownership, immediately prior to such acquisition, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be;

(2) Individuals who, as of the Effective Date, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a Company Director subsequent to the Effective Date whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the Company Directors then comprising the Incumbent Board shall be considered a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest which was (or, if threatened, would have been) subject to Exchange Act Rule 14a-11;

(3) The closing of a reorganization, merger, consolidation or statutory exchange of Outstanding Company Voting Securities, unless immediately following such reorganization, merger, consolidation or exchange, all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such reorganization, merger, consolidation or exchange beneficially own, directly or indirectly, more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such reorganization, merger, consolidation or exchange in substantially the same proportions as was their ownership, immediately prior to such reorganization, merger, consolidation or exchange, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be; or

(4) The closing of (i) a complete liquidation or dissolution of the Company or (ii) the sale or other disposition of all or substantially all of the assets of the Company, other than to a corporation with respect to which, immediately following such sale or other disposition, more than 60% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as was their ownership, immediately prior to such sale or other disposition, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be.

Notwithstanding the above, an Event shall not be deemed to occur with respect to a Participant if the acquisition of the 20% or greater interest referred to in paragraph (1) is by a group, acting in concert, that includes that Participant or if at least 40% of the then outstanding common stock or combined voting power of the then outstanding voting securities (or voting equity interests) of the surviving corporation or of any corporation (or other entity) acquiring all or substantially all of the assets of the Company shall be beneficially owned, directly or indirectly, immediately after a reorganization, merger, consolidation, statutory share exchange or sale or other disposition of assets referred to in paragraphs (3) or (4) by a group, acting in concert, that includes that Participant.

11.5 Divestiture. If the Company or an Affiliate sells or otherwise transfers equity securities of an Affiliate to a person or entity other than the Company or an Affiliate, or leases, exchanges or transfers all or any portion of its assets to such a person or entity, then the Board, in its sole and absolute discretion, may specify that such transaction or event constitutes a “Divestiture”. In connection with a Divestiture, notwithstanding any other provision of this Plan, the Board may take one or more of the actions described in Section 11.3 with respect to Awards or Award Shares held by, for example, Employees, Directors or Consultants for whom that transaction or event results in a Termination. The Board need not adopt the same rules for each Award or each Participant.

11.6 Dissolution. If the Company adopts a plan of dissolution, the Board may, in its sole and absolute discretion, cause Awards to be fully vested and exercisable (but not after their Expiration Date) before the dissolution is completed but contingent on its completion and may cause the Company’s repurchase rights on Award Shares to lapse upon completion of the dissolution. To the extent not exercised or settled before the earlier of the completion of the dissolution or their Expiration Date, Awards shall terminate just before the dissolution is completed. The Board need not adopt the same rules for each Award or each Participant.

11.7 Cut-Back to Preserve Benefits. If the Administrator determines that the net after-tax amount to be realized by any Participant, taking into account any accelerated vesting, termination of repurchase rights, or cash payments to that Participant in connection with any transaction or event addressed in this Section 11, would be greater if one or more of those steps were not taken with respect to that Participant’s Awards or Award Shares, then and to that extent one or more of those steps shall not be taken.

11.8 Substitute Awards. The Board may cause the Company to grant Substitute Awards in connection with the acquisition by the Company or an Affiliate of equity securities of any entity (including by merger) or all or a portion of the assets of any entity. Any such substitution shall be effective when the acquisition closes. Unless and to the extent specified otherwise by the Board, Substitute Awards shall have the same terms and conditions as the options they replace, except that (subject to Section 11) Substitute Awards shall be Awards to purchase Shares rather than equity securities of the granting entity and shall have an exercise or purchase price that, as determined by the Board in its sole and absolute discretion, properly reflects the substitution.

12.	Withholding and Tax Reporting

12.1 Tax Withholding Option

(a) General. Whenever Award Shares are granted, vest, transferred, purchased, issued or become free of restrictions, the Company may require the Participant to remit to the Company an amount sufficient to satisfy any applicable tax withholding requirement, whether the related tax is imposed on the Participant or the Company. The Company shall have no obligation to deliver Award Shares or release Award Shares from an escrow or permit a transfer of Award Shares until the Participant has satisfied those tax withholding obligations. Whenever payment in satisfaction of Awards is made in cash, the payment will be reduced by an amount sufficient to satisfy all tax withholding requirements.

(b) Method of Payment. The Participant shall pay any required withholding using the forms of consideration described in Section 6.4(b), except that, in the discretion of the Administrator, the Company may also permit the Participant to use any of the forms of payment described in Section 6.4(c). The Administrator may also permit Award Shares to be withheld to pay required withholding. If the Administrator permits Award Shares to be withheld, the Fair Market Value of the Award Shares withheld shall not exceed the amount determined by the applicable minimum statutory withholding rates and shall be determined as of the date that the amount of tax to be withheld or tendered for this purpose is to be determined.

12.2 Reporting of Dispositions. Any holder of Option Shares acquired under an Incentive Stock Option shall promptly notify the Administrator in writing of the sale or other disposition of any of those Option Shares if the disposition occurs during: (a) the longer of two years after the Grant Date of the Incentive Stock Option and one year after the date the Incentive Stock Option was exercised, or (b) such other period as the Administrator has established.

13.	Consulting or Employment Relationship

Nothing in this Plan or in any Award Agreement, and no Award or the fact that Award Shares remain subject to repurchase rights, shall: (a) interfere with or limit the right of the Company or any Affiliate to terminate the employment or consultancy of any Participant at any time, whether with or without cause or reason, and with or without the payment of severance or any other compensation or payment, or (b) interfere with the application of any provision in any of the Company’s or any Affiliate’s charter documents or Applicable Law relating to the election, appointment, term of office, or removal of a Director.

14.	Section 162(m) Compliance

Any Stock Award (other than an Option or any other Stock Award having a purchase price equal to 100% of the Fair Market Value on the date such Award is made) that is intended as “qualified performance-based compensation” within the meaning of Section 162(m) of the Code must vest or become exercisable or be paid contingent on the achievement of one or more Qualifying Performance Criteria. Notwithstanding anything to the contrary herein, the Committee shall have the discretion to determine the time and manner of compliance with Section 162(m) of the Code as required under applicable regulations and to conform the procedures related to the Award to the requirements of Section 162(m) of the Code and may reduce the number of Shares granted or amount of cash or other property to which a Participant may otherwise have been entitled with respect to an Award designed to qualify as performance-based compensation under Section 162(m) of the Code.

15.	Compliance with Law

The grant of Awards and the issuance and subsequent transfer of Award Shares shall be subject to compliance with all Applicable Laws, including all applicable securities laws. Awards may not be exercised or settled, and Award Shares may not be transferred, in violation of Applicable Law. Thus, for example, Options may not be exercised unless: (a) a registration statement under the Securities Act is then in effect with respect to the related Option Shares, or (b) in the opinion of legal counsel to the Company, those Option Shares may be issued in accordance with an applicable exemption from the registration requirements of the Securities Act and any other applicable securities laws. The Company is under no requirement to register any Award Shares, and the failure or inability of the Company to obtain from any regulatory body the authority considered by the Company’s legal counsel to be necessary or useful for the lawful issuance of any Award Shares or their subsequent transfer shall relieve the Company of any liability for failing to issue those Award Shares or permitting their transfer. As a condition to the exercise or settlement of any Award or the transfer of any Award Shares, the Company may require the Participant to satisfy any requirements or qualifications that may be necessary or appropriate to comply with or evidence compliance with any Applicable Law.

16.	Amendment or Termination of this Plan or Outstanding Awards

16.1 Amendment and Termination. The Board may at any time amend, suspend, or terminate this Plan.

16.2 Stockholder Approval. The Company shall obtain the approval of the Company’s stockholders for any amendment to this Plan if stockholder approval is necessary or desirable to comply with any Applicable Laws or with the requirements applicable to the grant of Options intended to be Incentive Stock Options. The Board may also, but need not, require that the Company’s stockholders approve any other amendments to this Plan. In addition, without limiting the foregoing, unless approved by the stockholders of the Company, no amendment shall be made that would:

(a) materially increase the maximum number of Shares for which Awards may be granted under the Plan, other than an increase pursuant to Section 11 of the Plan;

(b) reduce the minimum exercise price for Options granted under the Plan;

(c) result in a repricing of outstanding Options by (x) reducing the exercise price of outstanding Options or (y) canceling an outstanding Option held by a Participant and re-granting to the Participant a new Option with a lower exercise price, in either case other than pursuant to Section 11 of the Plan; or

(d) expand the class of persons eligible to receive Awards under the Plan.

16.3 Effect. No amendment, suspension, or termination of this Plan, and no modification of any Award even in the absence of an amendment, suspension, or termination of this Plan, shall impair any existing contractual rights of any Participant unless the affected Participant consents to the amendment, suspension, termination, or modification. However, no such consent shall be required if the Administrator determines in its sole and absolute discretion that the amendment, suspension, termination, or modification: (a) is required or advisable in order for the Company, the Plan, or the Award to satisfy Applicable Law, to meet the requirements of any accounting standard or to avoid any adverse accounting treatment, or (b) in connection with any transaction or event described in Section 11, is in the best interests of the Company or its stockholders. The Administrator may, but need not, take the tax consequences to affected Participants into consideration in acting under the preceding sentence. Termination of this Plan shall not affect the Administrator’s ability to exercise the powers granted to it under this Plan with respect to Awards granted before the termination or Award Shares issued under such Awards even if those Award Shares are issued after the termination.

17.	Reserved Rights

17.1 Nonexclusivity of this Plan. This Plan shall not limit the power of the Company or any Affiliate to adopt other incentive arrangements including, for example, the grant or issuance of stock options, stock, or other equity-based rights under other plans or independently of any plan.

17.2 Unfunded Plan. This Plan shall be unfunded. Although bookkeeping accounts may be established with respect to Participants, any such accounts will be used merely as a convenience. The Company shall not be required to segregate any assets on account of this Plan, the grant of Awards, or the issuance of Award Shares.

The Company and the Administrator shall not be deemed to be a trustee of stock or cash to be awarded under this Plan. Any obligations of the Company to any Participant shall be based solely upon contracts entered into under this Plan, such as Award Agreements. No such obligation shall be deemed to be secured by any pledge or other encumbrance on any assets of the Company. Neither the Company nor the Administrator shall be required to give any security or bond for the performance of any such obligation.

18.	Special Arrangements Regarding Award Shares

18.1 Escrows and Pledges. To enforce any restrictions on Award Shares including restrictions related to Reverse Vesting, the Administrator may require their holder to deposit the certificates representing Award Shares, with stock powers or other transfer instruments approved by the Administrator endorsed in blank, with the Company or an agent of the Company to hold in escrow until the restrictions have lapsed or terminated. The Administrator may also cause a legend or legends referencing the restrictions to be placed on the certificates.

18.2 Repurchase Rights

(a) Reverse Vesting. If an Option is subject to Reverse Vesting, the Company shall have the right, during the seven months after the Optionee’s Termination, to repurchase any or all of the Option Shares that were unvested as of the date of that Termination, for a price equal to the lower of: (i) the Option Price for such Shares, minus the amount of any cash dividends paid or payable with respect to the Option Shares for which the record date precedes the repurchase, and (ii) the Fair Market Value of those Option Shares as of the date of the Termination. The repurchase price shall be paid in (i) cash, (ii) if the Option Shares were purchased in whole or in part for a promissory note, cancellation of indebtedness under that note, (iii) cancellation of any indebtedness owed by the Optionee to the Company or any Affiliate, or (iv) a combination of those means. The Company may assign this right of repurchase.

(b) Procedure. The Company or its assignee may choose to give the Optionee a written notice of exercise of its repurchase rights under this Section 18.2. However, the Company’s failure to give such a notice shall not affect its rights to repurchase Option Shares. The Company must, however, tender the repurchase price during the period specified in this Section 18.2 for exercising its repurchase rights in order to exercise such rights.

19.	Beneficiaries

A Participant may file a written designation of one or more beneficiaries who are to receive the Participant’s rights under the Participant’s Awards after the Participant’s death. A Participant may change such a designation at any time by written notice. If a Participant designates a beneficiary, the beneficiary may exercise the Participant’s Awards after the Participant’s death. If a Participant dies when the Participant has no living beneficiary designated under this Plan, the Company shall allow the executor or administrator of the Participant’s estate to exercise the Award or, if there is none, the person entitled to exercise the Award under the Participant’s will or the laws of descent and distribution. In any case, no Option may be exercised after its Expiration Date.

20.	Miscellaneous

20.1 Governing Law. This Plan and all determinations made and actions taken under this Plan shall be governed by the substantive laws, but not the choice of law rules, of the State of Delaware.

20.2 Determination of Value. Fair Market Value shall be determined as follows:

(a) Listed Stock. If the Shares are traded on any established stock exchange or quoted on a national market system, Fair Market Value shall be the closing sales price for the Shares as quoted on that stock exchange or system for the date the value is to be determined (the “Value Date”) as reported in The Wall Street Journal or a similar publication. If no sales are reported as having occurred on the Value Date, Fair Market Value shall be that closing sales price for the last preceding trading day on which sales of Shares are reported as having occurred. If no sales are reported as having occurred during the five trading days before the Value Date, Fair Market Value shall be the closing bid for Shares on the Value Date. If Shares are listed on multiple exchanges or systems, Fair Market Value shall be based on sales or bids on the primary exchange or system on which Shares are traded or quoted.

(b) Stock Quoted by Securities Dealer. If Shares are regularly quoted by a recognized securities dealer but selling prices are not reported on any established stock exchange or quoted on a national market system, Fair Market Value shall be the mean between the high bid and low asked prices on the Value Date. If no prices are quoted for the Value Date, Fair Market Value shall be the mean between the high bid and low asked prices on the last preceding trading day on which any bid and asked prices were quoted.

(c) No Established Market. If Shares are not traded on any established stock exchange or quoted on a national market system and are not quoted by a recognized securities dealer, the Administrator (following guidelines established by the Board or Committee) will determine Fair Market Value in good faith. The Administrator will consider the following factors, and any others it considers significant, in determining Fair Market Value: (i) the price at which other securities of the Company have been issued to purchasers other than Employees, Directors, or Consultants, (ii) the Company’s net worth, prospective earning power, dividend-paying capacity, and non-operating assets, if any, and (iii) any other relevant factors, including the economic outlook for the Company and the Company’s industry, the Company’s position in that industry, the Company’s goodwill and other intellectual property, and the values of securities of other businesses in the same industry.

20.3 Reservation of Shares. During the term of this Plan, the Company will at all times reserve and keep available such number of Shares as are still issuable under this Plan.

20.4 Electronic Communications. Any Award Agreement, notice of exercise of an Award, or other document required or permitted by this Plan may be delivered in writing or, to the extent determined by the Administrator, electronically. Signatures may also be electronic if permitted by the Administrator.

20.5 Notices. Unless the Administrator specifies otherwise, any notice to the Company under any Award Agreement or with respect to any Awards or Award Shares shall be in writing (or, if so authorized by Section 20.4, communicated electronically), shall be addressed to the Secretary of the Company, and shall only be effective when received by the Secretary of the Company.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers

The bylaws of Secure Computing provides that Secure Computing shall indemnify and hold harmless, to the fullest extent permitted by law, any person made or threatened to be made a party to any legal action by reason of the fact that such person is or was a director or officer of Secure Computing or any subsidiary or constituent corporation or served any other enterprise at the request of Secure Computing, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action. The General Corporation Law of the State of Delaware provides for the indemnification of directors and officers under certain conditions.

The directors and officers of Secure Computing are insured under a policy of directors’ and officers’ liability insurance.

Item 21.	Exhibits and Financial Statement Schedules

(a) The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
2.1	Agreement and Plan of Merger by and among Secure Computing Corporation, a Delaware corporation, Bailey Acquisition Corp., a Delaware corporation, and CyberGuard Corporation, a Florida corporation, dated as of August 17, 2005, including exhibits thereto (See Annex A to the prospectus that is part of this registration statement)

3.1(1)	Restated Certificate of Incorporation, effective March 6, 1996, as amended by the Certificate of Amendment of Certificate of Incorporation effective December 11, 1988, the Certificate of Designations of Series E 4% Cumulative Preferred Stock effective January 26, 2000; and the Certificate of Designations of Series F 4% Cumulative Convertible Preferred Stock effective June 30, 2000

3.2(2)	Certificate of Amendment of Certificate of Incorporation effective as of May 12, 2004

3.3(3)	By-Laws of Secure Computing Corporation

4.1(4)	Specimen of common stock certificate

4.2	Form of Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of Secure Computing Corporation (See Exhibit D to Annex B to the prospectus that is part of this registration statement)

4.3	Form of Warrant by and among Secure Computing Corporation and Purchasers (See Exhibit B to Annex B to the prospectus that is part of this registration statement)

5.1*	Opinion of Heller Ehrman LLP

8.1*	Opinion of Heller Ehrman LLP regarding tax matters

8.2*	Opinion of Boult, Cummings, Conners & Berry, PLC, regarding tax matters

10.1	Securities Purchase Agreement, dated as of August 17, 2005, by and among Secure Computing Corporation and Warburg Pincus IX, L.P. (See Annex B to the prospectus that is part of this registration statement)

10.2	Form of Voting Agreement entered into by Secure Computing Corporation with each of Patrick J. Clawson, Peter H. Howard, Michael Jacobs, Kenneth C. Jenne, II, David L. Manning, Michael Matte, Daniel J. Moen, Mark Reese, William D. Rubin, Richard L. Scott, William G. Scott, Gary Taggart, Michael G. Wittig (See Exhibit A to Annex A to the prospectus that is part of this registration statement)

Exhibit No.	Description
10.3	Form of Voting Agreement entered into by CyberGuard Corporation with each of Mary Budge, Robert Frankenberg, Michael Gallagher, James Jordan, John McNulty, Stephen Puricelli, Eric Rundquist, Vince Schiavo, Tim Steinkopf and Alexander Zakupowsky (See Exhibit B to Annex A to the prospectus that is part of this registration statement)

10.4	Form of Affiliate Agreement entered into by Secure Computing Corporation with each of Patrick J. Clawson, Peter H. Howard, Michael Jacobs, Kenneth C. Jenne, II, David L. Manning, Michael Matte, Daniel J. Moen, Mark Reese, William D. Rubin, Richard L. Scott, William G. Scott, Gary Taggart, Michael G. Wittig (See Exhibit E to Annex A to the prospectus that is part of this registration statement)

23.1*	Consent of Heller Ehrman LLP (contained in Exhibit 5.1)

23.2*	Consent of Heller Ehrman LLP (contained in Exhibit 8.1)

23.3*	Consent of Boult, Cummings, Conners & Berry, PLC (contained in Exhibit 8.2)

23.4	Consent of Ernst & Young LLP

23.5	Consent of Grant Thornton LLP

99.1	Consent of Citigroup Global Markets Inc.

99.2	Consent of Raymond James & Associates, Inc.

99.3	Form of Secure Computing Corporation Proxy Card

99.4	Form of CyberGuard Corporation Proxy Card

*	To be filed by amendment
(1)	Incorporated by reference to Exhibit 3.1 to our Amended Quarterly Report on Form 10-Q for the period ended June 30, 2000.
(2)	Incorporated by reference to Exhibit 3.1 to our Quarterly Report on Form 10-Q for the period ended June 30, 2004.
(3)	Incorporated by reference to Exhibit 3.3 to our Registration Statement on Form S-1 (Registration No. 33-97838).
(4)	Incorporated by reference to Exhibit 4.1 to Amendment No. 2 to our Registration Statement on Form S-1 (Registration No. 33-97838).

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) That every prospectus (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) To respond to requests for information that is incorporated by reference into the joint proxy statement/prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(5) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed by the undersigned, thereunto duly authorized in the city of San Jose, State of California, on the 16th day of September, 2005.

Secure Computing Corporation

By:	/S/ JOHN E. MCNULTY
John E. McNulty Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John E. McNulty and Timothy J. Steinkopf as his attorneys-in-fact, with the power of substitution, for him/her in any and all capacities, to sign any amendments to this Joint Proxy Statement / Prospectus on Form S-4 and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorney-in-fact, or his/her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/S/ JOHN E. MCNULTY John E. McNulty	Chairman, President and Director	September 16, 2005

/S/ TIMOTHY J. STEINKOPF Timothy J. Steinkopf	Senior Vice President and Chief Financial Officer	September 16, 2005

/S/ ROBERT J. FRANKENBERG Robert J. Frankenberg	Director	September 16, 2005

/S/ JAMES F. JORDAN James F. Jordan	Director	September 16, 2005

/S/ STEPHEN M. PURICELLI Stephen M. Puricelli	Director	September 16, 2005

/S/ ERIC P. RUNDQUIST Eric P. Rundquist	Director	September 16, 2005

/S/ ALEXANDER ZAKUPOWSKY, JR. Alexander Zakupowsky, Jr.	Director	September 16, 2005

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